                                                  Filed pursuant to Rule 424(b)1
                                           Registration Statement No. 333-113556


                                [CMS ENERGY LOGO]


                                   Prospectus
                                  $300,000,000

                             CMS ENERGY CORPORATION

                       Exchange Offer for all Outstanding

                           7.75% Senior Notes due 2010

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       THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON
                     SEPTEMBER 29, 2004 UNLESS WE EXTEND IT.

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                           Terms of the Exchange Offer

                             -----------------------

We are offering to exchange new registered 7.75% Senior Notes due 2010 for all of our old unregistered 7.75% Senior Notes due 2010.

The terms of the new notes will be identical in all material respects to the terms of the old notes, except that the registration rights and related liquidated damages provisions and the transfer restrictions applicable to the old notes will not be applicable to the new notes. The new notes will have the same financial terms and covenants as the old notes, and will be subject to the same business and financial risks. Any outstanding old notes not validly tendered will remain subject to existing transfer restrictions.

Subject to the satisfaction or waiver of specified conditions, we will exchange the new notes for all old notes that are validly tendered and not withdrawn by you at any time prior to the expiration of the Exchange Offer as described in this prospectus.

The new notes will not be listed on any securities exchange or included in any automatic quotation system.

We will not receive any proceeds for the exchange.

We are not asking you for a proxy and you are requested not to send us a proxy.

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     THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 14.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


              The date of this prospectus is August 26, 2004

                                TABLE OF CONTENTS

                                                                                                   PAGE
                                                                                                   ----
Important Notice about Information in this Prospectus..........................................      1
Where You Can Find More Information............................................................      1
Forward-Looking Statements and Information.....................................................      2
Summary........................................................................................      4
Risk Factors...................................................................................     14
Use of Proceeds................................................................................     24
Ratio of Earnings to Fixed Charges.............................................................     24
Description of the New Notes...................................................................     24
Ratings........................................................................................     43
The Exchange Offer.............................................................................     43
Management's Discussion and Analysis of Financial Condition
and Results of Operations for the Six Months Ended June 30, 2004...............................     52
Management's Discussion and Analysis of Financial Condition
and Results of Operations for the Fiscal Year Ended December 31, 2003..........................     87
Our Business...................................................................................    120
Legal Proceedings..............................................................................    131
Our Management.................................................................................    134
Affiliate Relationships and Transactions.......................................................    141
Certain United States Federal Income Tax Consequences..........................................    141
Plan of Distribution...........................................................................    144
Legal Opinion..................................................................................    144
Experts........................................................................................    144
Glossary.......................................................................................    146
Index to Consolidated Financial Statements.....................................................    F-1

              IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS

      You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different or to make any representations about us or the transactions we discuss in this prospectus. If you receive information about these matters that is not included in this prospectus, you must not rely on that information. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

                       WHERE YOU CAN FIND MORE INFORMATION

      We file reports, proxy statements and other information with the SEC under File No. 1-9513. Our SEC filings are also available over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, 20 Broad Street, New York, New York 10005. You can find additional information about us, including our Annual Report on Form 10-K/A for the year ended December 31, 2003, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 on our Web site at http://www.cmsenergy.com. The information on this Web site is not a part of this prospectus.

      We have filed with the SEC a registration statement on Form S-4 under the Securities Act, and the rules and regulations promulgated under the Securities Act of 1933 (the "SECURITIES ACT"), with respect to the new notes offered for exchange under this prospectus. This prospectus, which constitutes part of that registration statement, does not contain all of the information set forth in the registration statement and the attached exhibits and schedules. The statements contained in this prospectus as to the contents of any contract, agreement or other document that is filed as an exhibit to the registration statement are not necessarily complete. Accordingly, each of those statements is qualified in all respects by reference to the full text of the contract, agreement or document filed as an exhibit to the registration statement or otherwise filed with the SEC.

                   FORWARD-LOOKING STATEMENTS AND INFORMATION

      This prospectus contains forward-looking statements as defined in Rule 3b-6 of the Securities Exchange Act of 1934, as amended, Rule 175 of the Securities Act of 1933, as amended, and relevant legal decisions. Our intention with the use of such words as "may," "could," "anticipates," "believes," "estimates," "expects," "intends," "plans," and other similar words is to identify forward-looking statements that involve risk and uncertainty. We designed this discussion of potential risks and uncertainties to highlight important factors that may impact our business and financial outlook. We have no obligation to update or revise forward-looking statements regardless of whether new information, future events or any other factors affect the information contained in the statements. These forward-looking statements are subject to various factors that could cause our actual results to differ materially from the results anticipated in these statements. Such factors include our inability to predict and/or control:

      - the efficient sale of non-strategic and under-performing domestic and international assets and discontinuation of certain operations;

      - capital and financial market conditions, including the current price of our common stock and the effect on our pension plan, interest rates and availability of financing to us, to Consumers Energy Company ("CONSUMERS"), a wholly owned subsidiary, or any of their affiliates and to the energy industry;

      -     ability to access the capital markets successfully;

      - market perception of the energy industry, us and Consumers or any of their affiliates;

      -     our and Consumers' or any of their affiliates' securities ratings;

      -     currency fluctuations, transfer restrictions and exchange controls;

      - factors affecting utility and diversified energy operations such as unusual weather conditions, catastrophic weather-related damage, unscheduled generation outages, maintenance or repairs or electric transmission or gas pipeline system constraints;

      - international, national, regional and local economic, competitive and regulatory policies, conditions and developments;

      - adverse regulatory or legal decisions, including environmental laws and regulations;

      - the impact of adverse natural gas prices on the Midland Cogeneration Venture Limited Partnership (the "MCV PARTNERSHIP") investment, regulatory decisions concerning the MCV Partnership resource conservation plan ("RCP"), and regulatory decisions that limit our recovery of capacity and fixed energy payments;

      - federal regulation of electric sales and transmission of electricity, including re-examination by federal regulators of the market-based sales authorizations by which our subsidiaries participate in wholesale power markets without price restrictions and proposals by the Federal Energy Regulatory Commission ("FERC") to change the way it currently lets our subsidiaries and other public utilities and natural gas companies interact with each other;

      - energy markets, including the timing and extent of unanticipated changes in commodity prices for oil, coal, natural gas, natural gas liquids, electricity and certain related products due to lower or higher demand, shortages, transportation problems or other developments;

      - potential disruption, expropriation or interruption of facilities or operations due to accidents, war, terrorism, or changing political conditions and the ability to obtain or maintain insurance coverage for such events;

      - nuclear power plant performance, decommissioning, policies, procedures, incidents and regulation, including the availability of spent nuclear fuel storage;

      -     technological developments in energy production, delivery and usage;

      -     achievement of capital expenditure and operating expense goals;

      - changes in financial or regulatory accounting principles or policies;

      - outcome, cost, and other effects of legal and administrative proceedings, settlements, investigations and claims, including particularly claims, damages and fines resulting from round-trip trading and inaccurate commodity price reporting, including an investigation by the U.S. Department of Justice regarding round-trip trading and price reporting;

      - limitations on our ability to control the development or operation of projects in which our subsidiaries have a minority interest;

      - disruptions in the normal commercial insurance and surety bond markets that may increase costs or reduce traditional insurance coverage, particularly terrorism and sabotage insurance and performance bonds;

      - other business or investment considerations that may be disclosed from time to time in our or Consumers' SEC filings or in other publicly disseminated written documents; and

      - other uncertainties, which are difficult to predict and many of which are beyond our control.

      The factors identified under "Risk Factors" on page 14 are also important factors, but not necessarily all of the important factors, that could cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, us or our subsidiaries.

                                     SUMMARY

      This summary may not contain all the information that may be important to you. You should read this prospectus to which we refer you to in their entirety before making an investment decision. The terms "CMS," "CMS ENERGY," "OUR," "US" and "WE" as used in this prospectus refer to CMS Energy Corporation and its subsidiaries as a combined entity, except where it is made clear that such term means only CMS Energy Corporation.

      In this document, "bcf" means billion cubic feet, "gWh" means gigawatt-hour, "kWh" means kilowatt-hour, "mmbbls" means million barrels, "mmcf" means million cubic feet and "MW" means megawatts.

                             CMS ENERGY CORPORATION

      CMS Energy, formed in Michigan in 1987, is an integrated energy holding company operating through subsidiaries in the United States and in selected markets around the world. Its two principal wholly owned subsidiaries are Consumers and CMS Enterprises Company ("ENTERPRISES"). Consumers is a public utility that provides natural gas and/or electricity to almost 6.5 million of Michigan's 10 million residents and serves customers in 61 of the 68 counties in Michigan's Lower Peninsula. Enterprises, through subsidiaries, is engaged in several energy businesses in the United States and in selected international markets.

      Our assets and services include: electric and natural gas utility operations; independent power production; natural gas transmission, storage and processing; international energy distribution; and marketing, services and trading. Our principal businesses are:

      - Consumers' electric utility, which owns and operates 30 electric generating plants with an aggregate of 6,431 MW of capacity and serves 1.77 million customers in Michigan's Lower Peninsula;

      - Consumers' gas utility, which owns and operates over 27,463 miles of transmission and distribution lines throughout the Lower Peninsula of Michigan, providing natural gas to 1.67 million customers;

      - CMS Generation Co. ("CMS GENERATION"), a wholly owned subsidiary of Enterprises, that has ownership interests in independent power plants with 6,766 gross MW (3,157 net MW) throughout the United States and abroad. The plants are located in the U.S., Argentina, Chile, Ghana, India, Jamaica, Morocco and the United Arab Emirates. CMS Generation currently has ownership interests in the Shuweihat power plant, which is under construction in the United Arab Emirates, and the Saudi Petrochemical Company power plant, which is in advanced development and will be located in the Kingdom of Saudi Arabia. These plants total approximately 1,784 gross MW (420 net MW) of electric generation; and

      - CMS Gas Transmission Company ("CMS GAS TRANSMISSION"), is a wholly owned subsidiary of Enterprises, that owns an interest in and operates natural gas pipelines in various locations in North and South America. The pipelines are located in the U.S., Argentina and Chile. It also owns gathering systems and processing facilities.

      In 2003, we had consolidated operating revenue of approximately $5.5 billion.

                               RECENT DEVELOPMENTS

SECOND QUARTER 2004 RESULTS OF OPERATIONS

                                                                 IN MILLIONS (EXCEPT FOR PER SHARE AMOUNTS)
                                                                 ------------------------------------------
                                                                                  RESTATED
                 THREE MONTHS ENDED JUNE 30                         2004            2003           CHANGE
------------------------------------------------------------    ------------    ------------    ------------
Net Income (Loss) Available to Common Stock ................    $         16    $        (65)   $         81
Basic Earnings (Loss) Per Share ............................    $       0.10    $      (0.45)   $       0.55
Diluted Earnings (Loss) Per Share ..........................    $       0.10    $      (0.45)   $       0.55

Electric utility ...........................................    $         27    $         35    $         (8)
Gas utility ................................................               1               5              (4)
Enterprises ................................................              38               8              30
Corporate interest and other ...............................             (50)            (60)             10
Discontinued operations ....................................               -             (53)             53
                                                                ------------    ------------    ------------
CMS Energy Net Income (Loss) Available to Common Stock .....    $         16    $        (65)   $         81
                                                                ============    ============    ============

      For the three months ended June 30, 2004, our net income was $16 million, compared to a loss of $65 million for the three months ended June 30, 2003. The $81 million increase in net income primarily reflects:

       - the absence of a $53 million loss from discontinued operations recorded in 2003, comprised mainly of the loss on the sale of Panhandle,

       - the absence of a $31 million deferred tax asset valuation reserve established in 2003,

       - an $11 million increase in mark-to-market valuation adjustments on interest rate swaps and power contracts, and

       - a $6 million reduction in funded benefits expense primarily due to the postretirement benefit plans, other than pensions, for retired employees ("OPEB") plans accounting for the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 and the positive impact of prior year pension plan contributions on pension plan asset returns.

      These increases were partially offset by:

       - the absence of a $30 million Michigan Single Business Tax refund received in 2003, and

       - a reduction in the Utility's net income resulting primarily from industrial and commercial customers choosing different electricity suppliers and decreased gas deliveries caused primarily by milder weather.

                                                                 IN MILLIONS (EXCEPT FOR PER SHARE AMOUNTS)
                                                                 ------------------------------------------
                                                                                  RESTATED
                  SIX MONTHS ENDED JUNE 30                          2004            2003           CHANGE
------------------------------------------------------------    ------------    ------------    ------------
Net Income Available to Common Stock .......................    $          9    $         17    $         (8)
Basic Earnings Per Share ...................................    $       0.06    $       0.12    $      (0.06)
Diluted Earnings Per Share .................................    $       0.06    $       0.14    $      (0.08)

Electric utility ...........................................    $         75    $         86    $        (11)
Gas utility ................................................              57              59              (2)
Enterprises ................................................             (23)             29             (52)
Corporate interest and other ...............................             (98)           (111)             13
Discontinued operations ....................................              (2)            (22)             20
Accounting changes .........................................               -             (24)             24
                                                                ------------    ------------    ------------
CMS Energy Net Income Available to Common Stock ............    $          9    $         17    $         (8)
                                                                ============    ============    ============

      For the six months ended June 30, 2004, CMS Energy's net income was $9 million, compared to net income of $17 million for the six months ended June 30, 2003. The $8 million change reflects:

       - an $81 million charge to earnings related to the sale of our Loy Yang A power plant ("LOY YANG");

       - the absence of a $30 million Michigan Single Business Tax refund received in 2003; and

       - a reduction in the Utility's net income resulting primarily from industrial and commercial customers choosing different electricity suppliers and decreased gas deliveries caused primarily by milder weather.

      These losses were partially offset by:

       - the exclusion in 2004 of a $24 million charge for changes in accounting that occurred in the first quarter of 2003;

       - the absence of a $31 million deferred tax asset valuation reserve established in 2003;

       - the decrease of $20 million in the net loss from discontinued operations resulting from the sale of Panhandle and other businesses in 2003;

       - a $31 million increase in mark-to-market valuation adjustments on interest rate swaps and power contracts; and

       - a $13 million reduction in funded benefits expense primarily due to the OPEB plans accounting for the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 and the positive impact of prior year pension plan contributions on pension plan asset returns.

      SALE OF AUSTRALIAN PIPELINES

      On August 17, 2004 we sold our interests in a business located in Australia comprised of a pipeline, processing facilities, and a gas storage facility ("PARMELIA") and a pipeline business located in Australia in which we held a 39.7 percent ownership interest ("GOLDFIELDS") to the Australian Pipeline Trust ("APT") for approximately $206 million Australian (approximately $147 million in U.S. dollars).

      SALE OF LOY YANG

      In April 2004, we and our partners sold the 2,000-megawatt Loy Yang power plant and adjacent coal mine located in Victoria, Australia for approximately $3.5 billion Australian (approximately $2.6 billion in U.S. dollars), including $145 million Australian for the project equity. We owned 49.6 percent of Loy Yang. NRG Energy Inc. and Horizon Energy Australia Investments each owned about 25 percent of Loy Yang. CMS Energy's share of the proceeds was approximately $71 million Australian (approximately $44 million in U.S. dollars), subject to closing adjustments and transaction costs. We recognized an $81 million after-tax impairment charge in the first quarter of 2004, primarily related to prior currency translation adjustments.

      CONSOLIDATION OF THE MIDLAND COGENERATION VENTURE LIMITED PARTNERSHIP AND THE FIRST MIDLAND LIMITED PARTNERSHIP

      Under revised FASB Interpretation No. 46 "Consolidation of Variable Interest Entities," we determined that we are the primary beneficiary of both the MCV Partnership and the First Midland Limited Partnership ("FMLP"). We have a 49 percent partnership interest in the MCV Partnership and a 46.4 percent partnership interest in the FMLP. Consumers is the primary purchaser of power from the MCV Partnership through a long-term power purchase agreement. In addition, the FMLP holds a 75.5 percent lessor interest in the MCV Partnership's facility (the "MCV FACILITY"), which results in Consumers holding a 35 percent lessor interest in the MCV Facility. Collectively, these interests make us the primary beneficiary of these entities. As such, we consolidated their assets, liabilities and activities into our financial statements for the first time as of and for the quarter ended March 31, 2004. These partnerships had third-party obligations totaling $728 million at June 30, 2004. Property, plant and equipment serving as collateral for these obligations had a carrying value of $1.453 billion at June 30, 2004. The creditors of these partnerships do not have recourse to the general credit of CMS Energy.

      RECENT FINANCINGS AND SECURITIES OFFERINGS

      We have initiated several transactions with various financial institutions, lenders, banks and others to provide liquidity:

      - As of August 3, 2004, we obtained an amended and restated $300 million secured revolving credit facility to replace both our $190 million facility and $185 million letter of credit facility. The amended facility carries a three-year term and provides for a lower interest rate.

      - As of August 3, 2004, Consumers obtained an amended and restated $500 million secured revolving credit facility to replace its $400 million facility. The amended facility carries a three-year term and provides for a lower interest rate.

      - On August 17, 2004, Consumers issued $800 million of first mortgage bonds (the "BONDS") in a private placement to institutional investors in three separate series. The $150 million Series K Bonds will mature on August 15, 2009 and will bear interest at the rate of 4.40%. The $300 million Series L Bonds will mature on February 15, 2012 and will bear interest at the rate of 5.00%. The $350 million Series M Bonds will mature on August 15, 2016 and will bear interest at the rate of 5.50%.

                                  THE OLD NOTES

The Old Notes................    On July 17, 2003 we sold $300 million principal
                                 amount of our 7.75% Senior Notes due 2010 (the
                                 "OLD NOTES"). The old notes were offered to qualified institutional buyers under Rule 144A.

Registration Rights
Agreement....................    We executed a Registration Rights Agreement
                                 that provides that we would grant certain registration and exchange rights to old note holders (the "REGISTRATION RIGHTS AGREEMENT").
                                 As a result, we have filed a registration statement with the SEC that will permit you to exchange the old notes for new notes that are registered under the Securities Act. The transfer restrictions and liquidated damages provisions will be removed from the new notes.
                                 We are conducting the Exchange Offer to satisfy our obligations with respect to certain exchange and registration rights. Except for a few limited circumstances, these rights will terminate when the Exchange Offer ends.

                               THE EXCHANGE OFFER

Securities Offered...........    $300 million principal amount of our 7.75%
                                 Senior Notes due 2010 (the "NEW NOTES").

Exchange Offer...............    We are offering to exchange (the "EXCHANGE
                                 OFFER") up to $300 million principal amount of our 7.75% Senior Notes due 2010 that have been registered under the Securities Act for a like principal amount of our 7.75% Senior Notes due
                                 2010.

                                 The new notes will be offered for all of the outstanding old notes. The terms of the new notes will be identical to the terms of the old notes, except that the registration rights and related liquidated damages provisions and the transfer restrictions are not applicable to the new notes. The old notes may be tendered only in integral amounts of $1,000.

Resale of New Notes..........    Based on SEC no action letters, we believe that
                                 after the Exchange Offer you may offer and sell the new notes without registration under the Securities Act so long as:

                                 - You acquire the new notes in the ordinary course of business.

                                 - When the Exchange Offer begins you do not have an arrangement with another person to participate in a distribution of the new notes.

                                 - You are not distributing and do not intend to distribute the new notes.

                                 When you tender the old notes we will ask you to represent to us that:

                                 -  You are not our affiliate.

                                 -  You will acquire the new notes in the
                                    ordinary course of business.

                                 - When the Exchange Offer begins you are not distributing and you do not plan to distribute with anyone else the new notes.

                                 If you are unable to make these
                                 representations, you will be required to comply with the registration and prospectus delivery requirements under the Securities Act in connection with any secondary resale transaction.

                                 If you are a broker-dealer and receive new notes for your own account, you must acknowledge that you will deliver a prospectus if you resell the new notes. By acknowledging your intent and delivering a prospectus you will not be deemed to admit that you are an "underwriter" under the Securities Act. You may use this prospectus as it is amended from time to time when you resell new notes that were acquired from market-making or trading activities. For a year after the Expiration Date we will make this prospectus available to any Broker-dealer in connection with such a resale. See "Plan of Distribution."

                                 If necessary, we will cooperate with you to register and qualify the new notes for offer or sale without any restrictions or limitations under state "blue sky" laws.

Consequences of Failure to
Exchange Old Notes...........    If you do not exchange your old notes during
                                 the Exchange Offer you will no longer be entitled to registration rights. You will not be able to offer or sell the old notes unless they are later registered, sold pursuant to an exemption from registration or sold in a transaction not subject to the Securities Act or state securities laws. See "The Exchange
                                 Offer--Consequences of Failure to Exchange."

Expiration Date..............    5:00 p.m., EST on September 29, 2004 (the
                                 "EXPIRATION DATE"). We may extend the exchange
                                 offer.
Conditions to the Exchange
Offer........................    No minimum principal amount of old notes must
                                 be tendered to complete the Exchange Offer.
                                 However, the Exchange Offer is subject to certain customary conditions that we may waive.
                                 See "The Exchange Offer--Conditions." Other than United States federal and state securities laws we do not need to satisfy any regulatory requirements or obtain any regulatory approval to conduct the Exchange Offer.

Procedures for Tendering
Old Notes....................    If you wish to participate in the Exchange
                                 Offer you must complete, sign and date the letter of Transmittal (the "LETTER OF
                                 TRANSMITTAL") or a facsimile copy and mail it or deliver it to the Exchange Agent along with any necessary documentation. Instructions and the address of the Exchange Agent will be on the Letter of Transmittal and can be found in this prospectus. See "The Exchange
                                 Offer--Procedures for Tendering" and;
                                 "--Exchange Agent." You must also effect a tender of old notes pursuant to the procedures for book-entry transfer as described in this prospectus. See "The Exchange Offer--Procedures for Tendering."

Guaranteed Delivery
Procedures...................    If you cannot tender the old notes, complete
                                 the Letter of Transmittal or provide the necessary documentation prior to the termination of the Exchange Offer, you may tender your old notes according to the guaranteed delivery procedures set forth in "The Exchange Offer--Guaranteed Delivery
                                 Procedures."

Withdrawal Rights............    You may withdraw tendered old notes at any time
                                 prior to the 5:00 p.m. EST on the Expiration
                                 Date. You must send a written or facsimile withdrawal notice to the Exchange Agent prior to 5:00 p.m. EST on the Expiration Date.

Acceptance of Old Notes and
Delivery of New Notes........    All old notes properly tendered to the Exchange
                                 Agent by 5:00 p.m. EST on the Expiration Date will be accepted for exchange. The new notes will be delivered promptly after the Expiration
                                 Date. See "The Exchange Offer--Acceptance of
                                 Old Notes for Exchange; Delivery of New Notes"

Certain United States Tax
Consequences ................    Exchanging old notes for the new notes will
                                 not be a taxable exchange for United States federal income tax purposes. See "Certain
                                 United States Federal Income Tax Consequences."

Exchange Agent...............    J.P. Morgan Trust Company, N.A. is the exchange
                                 agent (the "EXCHANGE AGENT") for the Exchange
                                 Offer.

Fees and Expenses............    We will pay all fees and expenses associated
                                 with the Exchange Offer and compliance with the Registration Rights Agreement.

Use of Proceeds..............    We will receive no cash proceeds in connection
                                 with the issuance of the new notes pursuant to the Exchange Offer. See "Use of Proceeds."

                                 THE NEW NOTES

Issuer.......................    CMS Energy Corporation.

Securities Offered...........    $300 million aggregate principal amount of
                                 7.75% Senior Notes due 2010 to be issued under the senior debt indenture.

Maturity.....................    August 1, 2010.

Interest Rate................    The new notes will bear interest at the rate of
                                 7.75% per year, payable semiannually in arrears on February 1 and August 1, commencing on February 1, 2005, and at maturity.

Use of Proceeds..............    We will receive no cash proceeds in connection
                                 with the issuance of the new notes pursuant to the Exchange Offer. See "Use of Proceeds."

Optional Redemption..........    The new notes will be redeemable at our option,
                                 in whole or in part, at any time or from time to time, upon not less than 30 nor more than 60 days' notice before the redemption date by mail to the Trustee, the paying agent and each Holder of the new notes, for a price equal to 100% of the principal amount of the new notes to be redeemed plus any accrued and unpaid interest, and Applicable Premium owed, if any, to the redemption date. See "Description of the New Notes-- Optional Redemption."

Change in Control............    If a Change in Control (as defined under
                                 "Description of the New Notes-- Purchase of
                                 Notes Upon Change in Control") occurs, Holders will have the right, at their option, to require us to purchase any or all of their new notes for cash. The cash price we are required to pay is equal to 101% of the principal amount of the new notes to be purchased plus accrued and unpaid interest, if any, to the Change in Control purchase date. See "Description of the New Notes--Purchase of New Notes Upon Change in
                                 Control."

Ratings......................    B+ by Standard & Poor's Ratings Group, a
                                 division of The McGraw Hill Companies, Inc.
                                 ("S&P"), B3 by Moody's Investors Service, Inc.
                                 ("MOODY'S") and B+ by Fitch, Inc. ("FITCH").
                                 See "Ratings."

Ranking......................    The new notes will be unsecured and
                                 unsubordinated senior debt securities of ours ranking equally with our other unsecured and unsubordinated indebtedness. As of June 30, 2004, we had outstanding approximately $3.2 billion aggregate principal amount of indebtedness, including approximately $178 million of subordinated indebtedness relating to our convertible preferred securities and $506 million of subordinated indebtedness relating to Consumers' mandatorily redeemable preferred securities, but excluding approximately $4.5 billion of indebtedness of our subsidiaries. None of our indebtedness would be senior to the new notes. In August
                                 2004, CMS Energy entered into the Fifth Amended and Restated Credit Agreement in the amount of approximately $300 million. This facility is secured and the new notes would not be senior to such indebtedness. As of August 17, 2004 there were approximately $164 million of letters of credit outstanding under the Fifth
                                 Amended and Restated Credit Agreement. The new notes will be senior to approximately $178 million of subordinated indebtedness relating to our convertible preferred securities. The new notes will be structurally subordinated to approximately $4.5 billion of our subsidiaries' debt and approximately $506 million of subordinated indebtedness relating to
                                 Consumers' mandatorily redeemable preferred securities.

Certain Covenants............    The senior debt indenture will contain
                                 covenants that will, among other things, limit our ability to pay dividends or distributions, incur additional indebtedness, incur additional liens, sell, transfer or dispose of certain assets, enter into certain transactions with affiliates or enter into certain mergers or consolidations.

Form of New Notes............    One or more global securities held in the name
                                 of DTC in a minimum denomination of $1,000 and any integral multiple thereof.

Trustee and Paying Agent.....    J.P. Morgan Trust Company, N.A.

Trading......................    The new notes will not be listed on any
                                 securities exchange or included in any
                                 automated quotation system. The new notes are expected to be eligible for trading in the Portal Market; however, no assurance can be given as to the liquidity of or trading market for the new notes.

                      SELECTED CONSOLIDATED FINANCIAL DATA

      The following selected financial data have been derived from our audited consolidated financial statements, which have been audited by Ernst & Young LLP, independent registered public accounting firm, for the fiscal years ended December 31, 2003, 2002, 2001 and 2000, except for amounts included from the financial statements of the MCV Partnership and Jorf Lasfar Energy Company S.C.A. ("JORF LASFAR") and by Arthur Andersen LLP, independent accountants (who have ceased operations), for the fiscal year ended December 31, 1999. The MCV Partnership represents an investment accounted for under the equity method of accounting through December 31, 2003, which was audited by another independent registered public accounting firm (the other auditors for 2001 and 2000 have ceased operations), for the fiscal years ended December 31, 2003, 2002, 2001, 2000 and 1999. Jorf Lasfar represents an investment accounted for under the equity method of accounting, which was audited by another independent registered public accounting firm for the fiscal years ended December 31, 2003, 2002, 2001, 2000 and 1999. The following selected consolidated financial data for the six months ended June 30, 2004 and 2003 have been derived from our unaudited consolidated financial statements. Please refer to our financial statements for the quarter ended June 30, 2004, which are found on pages F-2 through F-7 of this prospectus. Please refer to our financial statements for the fiscal year ended December 31, 2003, which are found on pages F-51 through F-60 of this prospectus. The financial information set forth below should be read in conjunction with our consolidated financial statements, related notes and other financial information that can be found on pages F-2 through F-197 of this prospectus. Operating results for the six months ended June 30, 2004 are not necessarily indicative of results that may be expected for the entire year ending December 31, 2004. See "Where You Can Find More Information."

                                             SIX MONTHS ENDED
                                             ----------------
                                                 JUNE 30,                      YEAR ENDED DECEMBER 31,
                                                 --------                      -----------------------
                                                       RESTATED            RESTATED   RESTATED   RESTATED   RESTATED
                                              2004      2003       2003      2002       2001       2000      1999
                                           ---------  ---------  -------   --------   --------   --------   --------
                                           (DOLLARS IN MILLIONS                 (DOLLARS IN MILLIONS
                                             EXCEPT PER SHARE                 EXCEPT PER SHARE AMOUNTS)
                                                 AMOUNTS)
INCOME STATEMENT DATA:
Operating revenue........................  $   2,847  $   3,094  $ 5,513   $  8,673   $  8,006   $  6,623   $  5,114
Earnings from equity method investees....         60         97      164         92        172        213        136
Operating expenses.......................      2,614      2,779    5,082      8,690      8,027      6,342      4,549
Operating income.........................        293        412      595         75        151        494        701
Income (loss) from continuing
  operations.............................         17         63      (43)      (394)      (327)       (85)       191
Net income available to common
  shareholder (loss).....................  $       9  $      17  $   (44)  $   (650)  $   (459)  $      5   $    277
                                           =========  =========  =======   ========   ========   ========   ========
Earnings per average common share:
Income (loss) from continuing
  operations
  Basic..................................  $    0.07  $    0.43  $ (0.30)  $  (2.84)  $  (2.50)  $  (0.76)  $   1.66
Income (loss) from continuing
  operations
  Diluted................................       0.07       0.43    (0.30)     (2.84)     (2.50)     (0.76)      1.66
CMS Energy Basic Net Income (Loss).......       0.06       0.12    (0.30)     (4.68)     (3.51)      0.04       2.18(i)
CMS Energy Diluted Net Income (Loss).....       0.06       0.14    (0.30)     (4.68)     (3.51)      0.04       2.17(i)
Dividends declared per average
common share:
CMS Energy...............................  $      --  $      --  $    --   $   1.09   $   1.46   $   1.46   $   1.39

BALANCE SHEET DATA:
Cash and cash equivalents................  $     696  $     917  $   532   $    351   $    123   $    143   $    132
Restricted cash..........................        213        205      201         38          4         --         --
Net plant and property(a)................      8,528      6,674    6,944      6,103      6,703      6,316      8,995
Total assets.............................     15,307     13,939   13,838     14,781     17,633     17,801     16,336
Long-term debt, including current
Maturities(a)............................      6,676      6,594    6,529      5,990      6,846      6,271      7,503
Long-term debt - related parties.........        684         --      684         --         --         --         --
Non-current portion of capital leases....        338        119       58        116         71         49         88
Notes payable............................         --         --       --        458        416        403        230
Other liabilities........................      4,862      5,120    4,604      6,174      7,008      7,486      4,924
Minority interest........................        740         43       73         38         43         82        222
Company-obligated mandatorily
  redeemable trust preferred
  securities of subsidiaries (b).........         --        393       --        393        694        694        474
Company obligated  trust preferred
  securities of Consumers'
  subsidiaries (b).......................         --        490       --        490        520        395        395

                                                  SIX MONTHS ENDED
                                                      JUNE 30,                        YEAR ENDED DECEMBER 31,
                                                      --------                        -----------------------
                                                            RESTATED              RESTATED     RESTATED     RESTATED     RESTATED
                                                   2004       2003     2003         2002         2001         2000         1999
                                                ---------  ---------  -------     --------     --------     --------     --------
                                                (DOLLARS IN MILLIONS                   (DOLLARS IN MILLIONS
                                                  EXCEPT PER SHARE                   EXCEPT PER SHARE AMOUNTS)
                                                      AMOUNTS)
Preferred stock..............................      261            --      261           --           --           --           --
Preferred stock of subsidiary................   $   44     $      44  $    44     $     44     $     44     $     44     $     44
Common stockholders' equity..................    1,702         1,136    1,585        1,078        1,991        2,377        2,456

OTHER DATA:
Cash Flow:
Provided by (Used in) operating activities...   $  481     $     147  $  (251)    $    614     $    372     $    600     $    917
Provided by (Used in) investing activities...     (214)          292      203          829       (1,349)      (1,220)      (3,564)
Provided by (Used in) financing activities...     (276)          125      230       (1,223)         967          629        2,678
Ratio of earnings to fixed charges and
 preferred securities dividends and
 distributions(c)............................       --(d)       1.13       --(e)        --(f)        --(g)        --(h)      1.28

-----------------

(a) Under revised FASB Interpretation No. 46 "Consolidation of Variable Interest Entities," we are the primary beneficiary of the MCV Partnership and the FMLP. As a result, we have consolidated their assets, liabilities, and activities into our financial statements for the first time as of and for the quarter ended March 31, 2004. These partnerships have third-party obligations totaling $728 million at June 30, 2004. Property, plant, and equipment serving as collateral for these obligations has a carrying value of $1.453 billion at June 30, 2004.

(b) CMS Energy and Consumers each formed various statutory wholly owned business trusts for the sole purpose of issuing preferred securities and lending the gross proceeds to the parent companies. The sole assets of the trusts are debentures of the parent company with terms similar to those of the preferred securities. As a result of the adoption of FASB Interpretation No. 46 on December 31, 2003, we deconsolidated the trusts that hold the mandatorily redeemable trust preferred securities. Therefore, $490 million, previously reported by us as Company-obligated mandatorily redeemable trust preferred securities of subsidiaries, plus $16 million owed to the trusts and previously eliminated in consolidation, is now included in the balance sheet as Long-term debt - related parties. Additionally, $173 million, previously reported by us as Company-obligated convertible trust preferred securities of subsidiaries, plus $5 million owed to the trusts and previously eliminated in consolidation, is now included in the balance sheet as Long-term debt - related parties.

(c) For the purpose of computing the ratio, earnings represent net income before income taxes and income from equity method investees, net interest charges and preferred dividends of subsidiary, the estimated interest portion of lease rentals and distributed income of equity method investees.

(d) For the six months ended June 30, 2004, fixed charges exceeded earnings by $47 million. Earnings as defined include $125 million of asset impairment charges.

(e) For the year ended December 31, 2003, fixed charges exceeded earnings by $59 million. Earnings as defined include $95 million of asset impairment charges.

(f) For the year ended December 31, 2002, fixed charges exceeded earnings by $472 million. Earnings as defined include $602 million of asset impairment charges.

(g) For the year ended December 31, 2001, fixed charges exceeded earnings by $392 million. Earnings as defined include $323 million of asset impairment charges.

(h) For the year ended December 31, 2000, fixed charges exceeded earnings by $224 million. Earnings as defined include a $329 million pretax impairment loss on the Loy Yang investment.

(i) Reflects the reallocation of net income and earnings per share as a result of the premium on exchange of Class G Common Stock. As a result, CMS Energy's basic and diluted earnings per share were reduced $0.26 and $0.25, respectively, and Class G Common Stock's basic and diluted earnings per share were increased $3.31.

                                  RISK FACTORS

      In considering whether to exchange the old notes for the new notes, you should carefully consider all the information we have included in this prospectus. In particular, you should carefully consider the risk factors described below. In addition, please read the information in "Forward- Looking Statements and Information" beginning on page 2 of this prospectus, and see "Management's Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2004" and "Management's Discussion and Analysis of Financial Condition and Results of Operations for the Fiscal Year Ended December 31, 2003." Also see "Condensed Notes to Consolidated Financial Statements For the Six Months Ended June 30, 2004 -- Note 3 Uncertainties" and "Notes to Consolidated Financial Statements For the Fiscal Year Ended December 31, 2003 -- Note 4 Uncertainties" where we describe additional uncertainties associated with our business and the forward-looking statements in this prospectus.

RISKS RELATING TO CMS ENERGY

WE DEPEND ON DIVIDENDS FROM OUR SUBSIDIARIES TO MEET OUR DEBT SERVICE OBLIGATIONS. IF WE DO NOT RECEIVE ADEQUATE DIVIDENDS OR DISTRIBUTIONS FROM OUR SUBSIDIARIES, WE MAY NOT BE ABLE TO MAKE PRINCIPAL OR INTEREST PAYMENTS ON THE NEW NOTES.

      Due to our holding company structure, we depend on dividends from our subsidiaries to meet our debt obligations, including the payment of any principal or interest on the new notes. None of these entities are or will be obligated to pay any amounts due on the new notes. Therefore, the new notes are effectively subordinated to the payment of interest, principal and preferred distributions on the debt, preferred securities and other liabilities of Consumers and Enterprises and each of their subsidiaries.

      On June 2, 2003, the MPSC issued a financing order authorizing the issuance of $554 million of securitization bonds. The order would prohibit Consumers from paying any extraordinary dividends to us until further order of the MPSC. Pursuant to the order, extraordinary dividends are considered any amount over and above Consumers' earnings. On July 1, 2003, Consumers filed a petition for rehearing and clarification of certain portions of the order with the MPSC, including the portion dealing with dividend restrictions. In December 2003, the MPSC issued its order on rehearing, which rejected our requests for rehearing and clarification and remanded the proceeding to the administrative law judge ("ALJ") for additional proceedings. In March 2004, the ALJ conducted the remanded hearings and the matter is presently before the MPSC awaiting a decision.

      In December 2003, the MPSC issued an order granting interim gas rate relief in the amount of $19.34 million annually. In connection with this rate relief, Consumers agreed to limit its dividends to CMS Energy to a maximum of $190 million annually during the period in which Consumers receives the interim relief. The MPSC stated in its order that it was not determining at that time whether dividend restrictions should continue after the issuance of a final order.

      Restrictions contained in Consumers' preferred stock provisions and other legal restrictions limit Consumers' ability to pay dividends or acquire its own stock from us. As of June 30, 2004, the most restrictive provisions in its financing documents allowed Consumers to pay an aggregate of $300 million in dividends to us during any year.

      For additional information concerning restrictions on Consumers' ability to pay dividends to us, see "Description of the New Notes -- Primary Source of Funds of CMS Energy; Restrictions on Sources of Dividends."

THE NEW NOTES ARE STRUCTURALLY SUBORDINATED TO THE DEBT AND PREFERRED STOCK OF OUR SUBSIDIARIES.

      Of the approximately $7.7 billion of our consolidated indebtedness as of June 30, 2004, approximately $5.1 billion was indebtedness of our subsidiaries, including $506 million of Consumers' mandatorily redeemable preferred securities. Payments on that indebtedness and preferred stock are prior in right of payment to dividends paid to us by our subsidiaries. See "Description of the New Notes -- Structural Subordination."

WE HAVE SUBSTANTIAL INDEBTEDNESS THAT COULD LIMIT OUR FINANCIAL FLEXIBILITY AND HENCE OUR ABILITY TO MEET OUR DEBT SERVICE OBLIGATIONS UNDER THE NEW NOTES.

      As of June 30, 2004, we had outstanding approximately $3.2 billion aggregate principal amount of indebtedness, including approximately $178 million of subordinated indebtedness relating to our convertible preferred securities and $506 million of subordinated indebtedness relating to Consumers' mandatorily redeemable preferred securities but excluding approximately $4.5 billion of indebtedness of our subsidiaries. None of such indebtedness would be senior to the new notes. In August 2004, we entered into the Fifth Amended and Restated Credit Agreement in the amount of approximately $300 million. This facility is secured and the new notes would be effectively junior to such indebtedness to the extent of the security pledged therefore. As of August 17, 2004, there were approximately $164 million of letters of credit outstanding under the Fifth Amended and Restated Credit Agreement. We and our subsidiaries may incur additional indebtedness in the future.

      The level of our present and future indebtedness could have several important effects on our future operations, including, among others:

      - a significant portion of our cash flow from operations will be dedicated to the payment of principal and interest on our indebtedness and will not be available for other purposes;

      - covenants contained in our existing debt arrangements require us to meet certain financial tests, which may affect our flexibility in planning for, and reacting to, changes in our business;

      - our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes may be limited;

      - we may be at a competitive disadvantage to our competitors that are less leveraged; and

      - our vulnerability to adverse economic and industry conditions may increase.

      Our ability to meet our debt service obligations and to reduce our total indebtedness will be dependent upon our future performance, which will be subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control. We cannot assure you that our business will continue to generate sufficient cash flow from operations to service our indebtedness. If we are unable to generate sufficient cash flow from operations, we may be required to sell additional assets or obtain additional financings. We also plan to refinance a substantial amount of our indebtedness prior to its maturity. We cannot assure you that any such refinancing will be possible or that additional financing will be available on commercially acceptable terms or at all.

      There can be no assurance that the requirements of our existing debt arrangements or other indebtedness will be met in the future. Failure to comply with such covenants may result in a default with respect to the related debt and could lead to acceleration of such debt or any instruments evidencing indebtedness that contain cross-acceleration or cross-default provisions.

In such a case, there can be no assurance that we would be able to refinance or otherwise repay such indebtedness.

WE HAVE FINANCING NEEDS AND WE MAY BE UNABLE TO SUCCESSFULLY ACCESS BANK FINANCING OR THE CAPITAL MARKETS.

      As of June 30, 2004, we had approximately $395 million of debt maturities in 2004 and 2005 excluding subsidiaries. These maturities include: approximately $176 million of senior notes due in November 2004; $180 million of senior notes due in January 2005; and approximately $39 million of general term notes that mature at various times in 2004 and 2005. In addition, we expect to incur significant costs for future environmental regulation compliance, especially compliance with clean air laws. See "We could incur significant capital expenditures to comply with environmental standards and face difficulty in recovering these costs on a current basis" below. As of June 30, 2004 we had incurred $489 million in capital expenditures to comply with these regulations and future capital expenditures may total approximately $282 million between 2004 and 2009. We could also become subject to liquidity demands pursuant to commercial commitments under guarantees, indemnities and letters of credit. After giving effect to recent issuances of securities, along with asset sales, capital markets or bank financing and cash flow from operations, we believe, but can make no assurance, that we will have sufficient liquidity to meet our debt maturities through 2005. Management is actively pursuing plans to refinance debt and to sell assets. There can be no assurances that this business plan will be successful and failure to achieve its goals could have a material adverse effect on our liquidity and operations.

      We continue to explore financing opportunities to supplement our financial improvement plan. These potential opportunities include: refinancing our bank credit facilities; entering into leasing arrangements and/or vendor financing; refinancing and issuing new capital markets debt, preferred and/or common equity; and negotiating private placement debt. We cannot guarantee the capital market's acceptance of our securities or predict the impact of factors beyond our control, such as actions of rating agencies. If we are unable to access bank financing or the capital markets to incur or refinance indebtedness, there could be a material adverse effect upon our liquidity and operations.

      Standard & Poor's Ratings Group, a division of The McGraw Hill Companies, Inc. ("S&P"), has assigned the new notes a rating of B+, Moody's Investors Service, Inc. has assigned the new notes a rating of B3 and Fitch, Inc. has assigned the new notes a rating of B+. We cannot assure you that these credit ratings will remain in effect for any given period of time or that one or more of these ratings will not be lowered or withdrawn entirely by a rating agency. We note that these credit ratings are not recommendations to buy, sell or hold our securities. Each rating should be evaluated independently of any other rating. Any future reduction or withdrawal of one or more of our credit ratings could have a material adverse impact on our ability to access capital on acceptable terms. We cannot assure you that any of our current ratings or those of our affiliates, including Consumers, will remain in effect for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency.

      Consumers accesses debt and other capital from various sources and carries its own credit ratings. Any downgrade or other event negatively affecting the credit ratings of Consumers could make its cost of borrowing higher or access to funding sources more limited, which in turn could increase the need of CMS Energy to provide liquidity in the form of capital contributions or loans, thus reducing the liquidity and borrowing availability of the consolidated group. Further, any adverse developments relating to Consumers, which provides dividends to us, that result in a lowering of Consumers' credit ratings could have an adverse effect on our credit ratings. Any lowering of the ratings on the new notes would likely reduce the market value of the new notes.

WE MAY BE ADVERSELY AFFECTED BY A REGULATORY INVESTIGATION AND LAWSUITS REGARDING "ROUND TRIP" TRADING BY ONE OF OUR SUBSIDIARIES AS WELL AS CIVIL LAWSUITS REGARDING PRICING INFORMATION THAT TWO OF OUR AFFILIATES PROVIDED TO MARKET PUBLICATIONS.

      As a result of round trip trading transactions at CMS Marketing Services and Trading Company ("CMS MST"), we are under investigation by the United States Department of Justice. We have received subpoenas from U.S. Attorneys Offices regarding investigations of those trades. CMS Energy and Consumers have also been named in numerous class action lawsuits by individuals who allege that they purchased CMS Energy securities during a purported class period. These complaints generally seek unspecified damages based on allegations that the defendants violated United States securities laws and regulations by making allegedly false and misleading statements about the company's business and financial condition. The cases have been consolidated into a single lawsuit and an amended and consolidated complaint was filed on May 1, 2003. The judge issued an opinion and order dated March 31, 2004 in connection with various pending motions, including the plaintiffs' motion to amend the complaint and the motions to dismiss the complaint filed by us, Consumers and other defendants. The judge directed the plaintiffs to file an amended complaint under seal and ordered an expedited hearing on the motion to amend, which was held on May 12, 2004. At the hearing, the judge ordered the plaintiffs to file an amended complaint deleting certain counts related to purchasers of CMS Energy-related securities, which the judge ordered dismissed with prejudice. The plaintiffs filed this complaint on May 26, 2004. We, Consumers and the individual defendants filed new motions to dismiss on June 21, 2004. A hearing on those motions occurred on August 2, 2004 and the judge has taken the matter under advisement.

      Our Board of Directors has received a demand on behalf of a shareholder of CMS Energy to commence civil actions (i) to remedy alleged breaches of fiduciary duties by CMS Energy officers and directors in connection with round trip trading at CMS MST and (ii) to recover damages sustained by CMS Energy as a result of alleged insider trades alleged to have been made by certain current and former officers of CMS Energy and its subsidiaries. In December 2002, two new directors were appointed to our Board of Directors. A special litigation committee was formed by the Board of Directors in January 2003 to determine whether it is in the best interest of CMS Energy to bring the action demanded by the shareholder. The disinterested members of the Board of Directors appointed the two new directors to serve on the special litigation committee.

      On December 2, 2003, during the continuing review by the special litigation committee, we were served with a derivative complaint filed by the shareholder in the Circuit Court of Jackson County, Michigan in furtherance of his demands. The date for CMS Energy and other defendants to answer or otherwise respond to the complaint was extended to December 1, 2004, subject to such further extensions as may be mutually agreed upon by the parties and authorized by the court.

      We have notified appropriate regulatory and governmental agencies that some employees at CMS MST and CMS Field Services, Inc. (now Cantera Gas Company) appeared to have provided inaccurate information regarding natural gas trades to various energy industry publications which compile and report index prices. CMS Energy is cooperating with an investigation by the United States Department of Justice regarding this matter. On November 25, 2003, the CFTC issued a settlement order regarding this matter. CMS MST and CMS Field Services, Inc. agreed to pay a fine to the CFTC totaling $16 million. In the settlement, CMS Energy neither admits nor denies the findings of the CFTC in the settlement order.

      We have also been named as a defendant in several gas industry civil lawsuits regarding inaccurate gas trade reporting that include a lawsuit alleging violation of the Commodities Exchange Act and certain antitrust laws.

      We cannot predict the outcome of the United States Department of Justice investigation and the lawsuits. It is possible that the outcome in one or more of the investigation or the lawsuits could adversely affect our financial condition, liquidity or results of operations.

WE MAY BE NEGATIVELY IMPACTED BY THE RESULTS OF AN EMPLOYEE BENEFIT PLAN
LAWSUIT.

      We are a defendant, along with Consumers, CMS MST and certain named and unnamed officers and directors, in two lawsuits brought as purported class actions on behalf of participants and beneficiaries of our 401(k) plan. The two cases, filed in July 2002 in the United States District Court for the Eastern District of Michigan, were consolidated by the trial judge and an amended and consolidated complaint has been filed. Plaintiffs allege breaches of fiduciary duties under the Employee Retirement Income Security Act of 1974 ("ERISA") and seek restitution on behalf of the plan with respect to a decline in value of the shares of our common stock held in the plan. The plaintiffs also seek other equitable relief and legal fees. The judge issued an opinion and order dated March 31, 2004 in connection with the motions to dismiss filed by us, Consumers and the individuals. The judge dismissed certain of the amended counts in the plaintiffs' complaint and denied our motion to dismiss the other claims in the complaint. We, Consumers and the individual defendants filed answers to the amended complaint on May 14, 2004. A trial date has not been set, but is expected to be no earlier than late in 2005.

      We cannot predict the outcome of the ERISA litigation and it is possible that an adverse outcome in this lawsuit could adversely affect our financial condition, liquidity or results of operations.

REGULATORY CHANGES AND OTHER DEVELOPMENTS HAVE RESULTED AND WILL CONTINUE TO RESULT IN INCREASED COMPETITION IN OUR DOMESTIC ENERGY BUSINESS. GENERALLY, INCREASED COMPETITION THREATENS OUR MARKET SHARE IN CERTAIN SEGMENTS OF OUR BUSINESS AND CAN REDUCE OUR PROFITABILITY.

      Consumers has in the last several years experienced, and expects to continue to experience, a significant increase in competition for generation services with the introduction of retail open access in the State of Michigan. Pursuant to the Customer Choice Act, as of January 1, 2002, all electric customers have the choice of buying electric generation service from an alternative electric supplier. We continue to lose industrial and commercial customers to other electric suppliers without receiving compensation for stranded costs caused by the lost sales. As of July 2004, we had lost 858 MW or 11 percent of our electric generation business to these alternative electric suppliers. We expect the loss to be in the range of 900 MW to 1,100 MW by year-end 2004. We cannot predict the total amount of electric supply load that we may lose to competitor suppliers in the future.

ELECTRIC INDUSTRY REGULATION COULD ADVERSELY AFFECT OUR BUSINESS, INCLUDING OUR ABILITY TO RECOVER OUR EXPENSES FROM OUR CUSTOMERS.

      Federal and state regulation of electric utilities has changed dramatically in the last two decades and could continue to change over the next several years. These changes could adversely affect our business, financial condition and profitability.

      In June 2000, the Michigan Legislature enacted the Customer Choice Act that became effective June 5, 2000. Pursuant to the Customer Choice Act:

      - residential rates were reduced by five percent and then capped through at least December 31, 2005; and

      - small commercial and industrial customer rates were capped through at least December 31, 2004.

      Ultimately, the rate caps could extend until December 31, 2013 depending upon whether or not Consumers exceeds the market power supply test established by the legislation (a requirement that Consumers believes itself to be in compliance with at this time). Under circumstances specified in the Customer Choice Act, certain costs can be deferred for future recovery after the expiration of the rate cap period. The rate caps could, however, result in Consumers being unable to collect customer rates sufficient to fully recover its cost of conducting business. Some of these costs may be beyond Consumers' ability to control. In particular, if Consumers needs to purchase power supply from wholesale suppliers during the period when retail rates are frozen or capped, the rate restrictions imposed by the Customer Choice Act may make it impossible for Consumers to fully recover the cost of purchased power and associated transmission costs through the rates it charges its customers. As a result, it is not certain that Consumers can maintain its profit margins in its electric utility business during the period of the rate freeze or rate caps.

      There are multiple proceedings pending before FERC involving transmission rates, regional transmission organizations and standard market design for electric bulk power markets and transmission. We cannot predict the impact of these electric industry-restructuring proceedings on our financial position, liquidity or results of operations.

PENDING UTILITY LEGISLATION IN MICHIGAN MAY AFFECT US IN WAYS WE CANNOT PREDICT.

      In July 2004, as a result of legislative hearings, several bills were introduced into the Michigan Senate that could change Michigan's Customer Choice Act. The proposals include:

      -     requiring that rates be based on cost of service;

      -     establishing a defined Stranded Cost calculation method;

      - allowing customers who stay with or switch to alternative electric suppliers after December 31, 2005 to return to utility services, and requiring them to pay current market rates upon return;

      - establishing reliability standards that all electric suppliers must follow;

      - requiring utilities and alternative suppliers to maintain a 15 percent power reserve margin;

      - creating a service charge to fund the Low Income and Energy Efficiency Fund;

      - giving kindergarten through twelfth-grade schools a discount of 10 percent to 20 percent on electric rates; and

      - authorizing a service charge payable by all customers for meeting Clean Air Act requirements.

      Although we do not believe the terms of the pending bills would have a material adverse effect on our business, the final form of any new utility legislation may differ from the pending bills. We cannot predict whether these or other measures will be enacted into law or their potential effect on us.

OUR ABILITY TO RECOVER OUR "NET" STRANDED COSTS IS UNCERTAIN AND MAY AFFECT OUR FINANCIAL RESULTS.

      The Customer Choice Act allows for the recovery, by an electric utility, of the cost of implementing that Act's requirements and "net" Stranded Costs, without defining the term. According to the MPSC, "net" Stranded Costs are to be recovered from retail open access customers through a Stranded Cost transition charge.

      In 2002 and 2001, the MPSC issued orders finding that Consumers experienced zero "net" Stranded Costs from 2000 to 2001. The MPSC also declined to resolve numerous issues regarding the "net" Stranded Cost methodology in a way that would allow a reliable prediction of the level of Stranded Costs for future years. Consumers is currently in the process of appealing these orders with the Michigan Court of Appeals and the Michigan Supreme Court.

      In March 2003, Consumers filed an application with the MPSC seeking approval of "net" Stranded Costs incurred in 2002 and for approval of a "net" Stranded Cost recovery charge. In the application, Consumers' "net" Stranded Costs incurred in 2002, including the cost of money, are estimated to be approximately $47 million with the issuance of securitization bonds that include Clean Air Act investments, or approximately $104 million without the issuance of securitization bonds that include Clean Air Act investments. In July 2004, the ALJ issued a proposal for decision in Consumers' 2002 "net" Stranded Cost case, which recommended that the MPSC find that Consumers incurred "net" Stranded Costs of $12 million. This recommendation includes the cost of money through July 2004 and excludes Clean Air Act investments.

      In April 2004, Consumers filed an application with the MPSC seeking approval of "net" Stranded Costs incurred in 2003. Consumers also requested interim relief for 2003 "net" Stranded Costs. In July 2004, Consumers revised its request for approval of 2003 Stranded Costs incurred, including the cost of money, to $69 million with the issuance of Securitization bonds that include Clean Air Act investments, or $128 million without the issuance of Securitization bonds that include Clean Air Act investments. The MPSC has scheduled hearings for Consumers' 2003 Stranded Cost application for August 2004. In July 2004, the MPSC staff issued a position on Consumers' 2003 "net" Stranded Cost application, which resulted in a Stranded Cost calculation of $52 million. The amount includes the cost of money, but excludes Clean Air Act investments. We cannot predict how the MPSC will rule on Consumers' requests for recoverability of 2002 and 2003 Stranded Costs or whether the MPSC will adopt a Stranded Cost recovery method that will offset fully any associated margin loss from retail open access.

      We cannot predict the ability of Consumers to recover its "net" Stranded Costs, including costs related to electric utility restructuring, and failure to recover those "net" Stranded Costs could adversely affect our financial condition.

WE COULD INCUR SIGNIFICANT CAPITAL EXPENDITURES TO COMPLY WITH ENVIRONMENTAL STANDARDS AND FACE DIFFICULTY IN RECOVERING THESE COSTS ON A CURRENT BASIS.

      We and our subsidiaries are subject to costly and increasingly stringent environmental regulations. We expect that the cost of future environmental compliance, especially compliance with clean air laws, will be significant.

      In 1998, the Environmental Protection Agency ("EPA") issued regulations requiring the State of Michigan to further limit nitrogen oxide emissions at our coal-fired electric plants. The EPA and the State of Michigan regulations require us to make significant capital expenditures estimated to be $771 million. As of June 30, 2004, Consumers has incurred $489 million in capital expenditures to comply with the EPA regulations and anticipates that the remaining $282 million of capital expenditures will be incurred between 2004 and 2009. Additionally, Consumers currently expects it will supplement its compliance plan with the purchase of nitrogen oxide emissions credits for the years 2004 through 2008. The cost of these credits based on the current market is estimated to average $8 million per year; however, the market for nitrogen oxide emissions credits and their price could change substantially. As new environmental standards become effective, Consumers will need additional capital expenditures to comply with the standards.

      Based on the Customer Choice Act, beginning January 2004 an annual return of and on these types of capital expenditures, to the extent they are above depreciation levels, is expected to be recoverable from customers, subject to an MPSC prudency hearing.

      The EPA has alleged that some utilities have incorrectly classified plant modifications as "routine maintenance" rather than seek modification permits from the EPA. We have received and responded to information requests from the EPA on this subject. We believe that we have properly interpreted the requirements of "routine maintenance." If our interpretation is found to be incorrect, we may be required to install additional pollution controls at some or all of our coal-fired electric plants and potentially pay fines.

      These and other required environmental expenditures, if not recovered from customers in Consumers' rates, may require us to seek significant additional financing to fund such expenditures and could strain our cash resources.

OUR PLANNED ASSET SALES MAY NOT BE ACHIEVED OR MAY RESULT IN ADDITIONAL ACCOUNTING CHARGES.

      We are executing an ongoing asset sales program encompassing the sale of non-strategic and under-performing assets, the proceeds of which are being and will be used primarily to reduce debt. While we have successfully sold several of our major properties, including most recently Goldfields, Panhandle, Loy Yang, Panhandle and CMS Field Services, Inc., there are a number of additional assets we are targeting for disposal through 2005. We cannot assure you that we will be successful in selling these assets, a number of which are located outside the United States.

      We are required by generally accepted accounting principles to periodically review the carrying value of our assets, including those we are targeting for sale. Market conditions, the operational characteristics of the assets that may be sold and other factors could result in our recording additional impairment charges for our assets, which could have an adverse effect on our stockholders' equity and our access to additional financing. In addition, we may be required to record impairment charges at the time we sell assets depending on the sale prices we are able to secure.

WE RETAIN CONTINGENT LIABILITIES IN CONNECTION WITH OUR ASSET SALES.

      The agreements we enter into for the sale of assets customarily include provisions whereby we are required to:

      - retain specified preexisting liabilities such as for taxes and pensions;

      - indemnify the buyers against specified risks, including the inaccuracy of representations and warranties we make; and

      - require payments to the buyers depending on the outcome of post-closing adjustments, audits or other reviews.

      Many of these contingent liabilities can remain open for extended periods of time after the sales are closed. Depending on the extent to which the buyers may ultimately seek to enforce their rights under these contractual provisions, and the resolution of any disputes we may have concerning them, these liabilities could have a material adverse effect on our financial condition, liquidity and results of operations.

OUR REVENUES AND RESULTS OF OPERATIONS ARE SUBJECT TO RISKS THAT ARE BEYOND OUR CONTROL, INCLUDING BUT NOT LIMITED TO FUTURE TERRORIST ATTACKS OR RELATED ACTS OF WAR.

      The cost of repairing damage to our facilities due to storms, natural disasters, wars, terrorist acts and other catastrophic events, in excess of reserves established for such repairs, may adversely impact our results of operations, financial condition and cash flows. The occurrence or risk of occurrence of future terrorist activity and the high cost or potential unavailability of insurance to cover such terrorist activity may impact our results of operations and financial condition in unpredictable ways. These actions could also result in disruptions of power and fuel markets. In addition, our natural gas distribution system and pipelines could be directly or indirectly harmed by future terrorist activity.

WE HAVE MADE SUBSTANTIAL INTERNATIONAL INVESTMENTS THAT ARE SUBJECT TO POSSIBLE NATIONALIZATION, EXPROPRIATION OR INABILITY TO CONVERT CURRENCY.

      Our investments in selected international markets in electric generating facilities, natural gas pipelines and electric distribution systems face a number of risks inherent in acquiring, developing and owning these types of international facilities. Although we maintain insurance for various risk exposures, including political risk from possible nationalization, expropriation or inability to convert currency, we are exposed to some risks that include local political and economic factors over which we have no control, such as changes in foreign governmental and regulatory policies (including changes in industrial regulation and control and changes in taxation), changing political conditions and international monetary fluctuations. In some cases an investment may have to be abandoned or disposed of at a loss. These factors could significantly adversely affect the financial results of the affected subsidiary and our financial position and results of operations.

      International investments of the type we have made are subject to the risk that they may be expropriated or that the required agreements, licenses, permits and other approvals may be changed or terminated in violation of their terms. These kinds of changes could result in a partial or total loss of our investment.

      The local foreign currency may be devalued, the conversion of the currency may be restricted or prohibited or other actions, such as increases in taxes, royalties or import duties, may be taken which adversely affect the value and the recovery of our investment.

OUR OWNERSHIP OF A NUCLEAR GENERATING FACILITY CREATES RISK RELATING TO NUCLEAR ENERGY.

      Consumers owns the Palisades nuclear power plant and we are, therefore, subject to the risks of nuclear generation and the storage and disposal of spent fuel and other radioactive waste. The Nuclear Regulatory Commission ("NRC") has broad authority under federal law to impose licensing and safety-related requirements for the operation of nuclear generation facilities. In the event of non-compliance, the NRC has the authority to impose fines or shut down a unit, or both, depending upon its assessment of the severity of the situation, until compliance is achieved. In addition, although we have no reason to anticipate a serious nuclear incident at Consumers' plant, if an incident did occur, it could harm our results of operations and financial condition. A major incident at a nuclear facility anywhere in the world could cause the NRC to limit or prohibit the operation or licensing of any domestic nuclear unit.

CONSUMERS CURRENTLY UNDERRECOVERS IN ITS RATES ITS PAYMENTS TO THE MCV PARTNERSHIP FOR CAPACITY AND ENERGY, AND IS ALSO EXPOSED TO FUTURE CHANGES IN THE MCV PARTNERSHIP'S FINANCIAL CONDITION THROUGH ITS EQUITY AND LESSOR INVESTMENTS.

      Consumers' power purchase agreement with the MCV Partnership ("PPA") expires in 2025. We estimate that Consumers will incur estimated cash underrecoveries of payments under the PPA aggregating $206 million through 2007. For availability payments billed by the MCV Partnership after September 15, 2007, and not recovered from customers, Consumers would expect to claim a "regulatory out" under the PPA. The effect of any such action would be to reduce cash flow to the MCV Partnership, which could in turn have an adverse effect on Consumers' equity and lessor interests in the MCV Facility.

      Further, under the PPA, energy payments to the MCV Partnership are based on the cost of coal burned at Consumers' coal plants and costs associated with fuel inventory, operations and maintenance, and administrative and general expenses associated with Consumers' coal plants. However, the MCV Partnership's costs of producing electricity are tied, in large part, to the cost of natural gas. Because natural gas prices have increased substantially in recent years, while energy charge payments to the MCV Partnership have not, the MCV Partnership's financial performance has been impacted negatively.

      In February 2004, Consumers filed a RCP with the MPSC that is intended to help conserve natural gas and thereby improve its investment in the MCV Partnership. This plan seeks approval to:

       - dispatch the MCV Facility based on natural gas market prices without increased costs to electric customers;

       - give Consumers a priority right to buy excess natural gas as a result of the reduced dispatch of the MCV Facility; and

       - fund $5 million annually for renewable energy sources such as wind power projects.

      The RCP would reduce the MCV Facility's annual natural gas consumption by an estimated 30 to 40 billion cubic feet. This decrease in the quantity of high-priced natural gas consumed by the MCV Facility would benefit Consumers' ownership interest in the MCV Partnership. The amount of PPA capacity and fixed energy payments recovered from retail electric customers would remain capped at
88.7 percent. Therefore, customers would not be charged for any increased power supply costs, if they occur. Consumers and the MCV Partnership have reached an agreement that the MCV Partnership will reimburse Consumers for any incremental power costs incurred to replace the reduction in power dispatched from the MCV Facility. Presently, Consumers is in settlement discussions with the parties to the RCP filing. However, in July 2004, several qualifying facilities filed for a stay on the RCP proceeding in the Ingham County Circuit Court after their previous attempt to intervene on the proceeding was denied by the MPSC. On August 11, 2004, the Judge granted the motion to stay the proceedings. We cannot predict if or when the MPSC will approve the RCP or the outcome of the Ingham County Circuit Court hearings.

      We cannot estimate, at this time, the impact of these issues on Consumers' future earnings or cash flow from its interest in the MCV Partnership. The forward price of natural gas for the next 20 years and the MPSC decision in 2007 or later related to Consumers' recovery of capacity payments are the two most significant variables in the analysis of the MCV Partnership's future financial performance. Natural gas prices have historically been volatile and presently there is no consensus in the marketplace on the price or range of prices of natural gas beyond the next five years. Further, it is not presently possible for us to predict the actions of the MPSC in 2007 or later. Even with an approved RCP, if gas prices continue at present levels or increase, the economics of operating the MCV Facility may be adverse enough to require Consumers to recognize an impairment of its investment in the MCV Partnership. For these reasons, at this time we cannot predict the impact of these issues on Consumers' future earnings or cash flows or on the value of its equity interest in the MCV Partnership.

CONSUMERS' ENERGY RISK MANAGEMENT STRATEGIES MAY NOT BE EFFECTIVE IN MANAGING FUEL AND ELECTRICITY PRICING RISKS, WHICH COULD RESULT IN UNANTICIPATED LIABILITIES TO CONSUMERS OR INCREASED VOLATILITY OF ITS EARNINGS.

      Consumers is exposed to changes in market prices for natural gas, coal, electricity and emission credits. Prices for natural gas, coal, electricity and emission credits may fluctuate substantially over relatively short periods of time and expose Consumers to commodity price risk. A substantial portion of Consumers' operating expenses for its plants consists of the costs of obtaining these commodities. Consumers manages these risks using established policies and procedures, and it may use various contracts to manage these risks, including swaps, options, futures and forward contracts. We cannot assure you that these strategies will be successful in managing Consumers' pricing risk, or that they will not result in net liabilities to Consumers as a result of future volatility in these markets.

      Natural gas prices in particular have historically been volatile. To manage market risks associated with the volatility of natural gas prices, the MCV Partnership maintains a gas hedging program. The MCV Partnership enters into natural gas futures contracts, option contracts and over-the-counter swap transactions in order to hedge against unfavorable changes in the market price of natural gas in future months when gas is expected to be needed. These financial instruments are being used principally to secure anticipated natural gas requirements necessary for projected electric and steam sales, and to lock in sales prices of natural gas previously obtained in order to optimize the MCV Partnership's existing gas supply, storage, and transportation arrangements. Consumers also routinely enters into contracts to offset its positions, such as hedging exposure to the risks of demand, market effects of weather and changes in commodity prices associated with its gas distribution business. Such positions are taken in conjunction with the gas cost recovery mechanism, which allows Consumers to recover prudently incurred costs associated with such position. However, neither Consumers nor the MCV Partnership always hedges the entire exposure of its operations from commodity price volatility. Furthermore, the ability to hedge exposure to commodity price volatility depends on liquid commodity markets. As a result, to the extent the commodity markets are illiquid, Consumers may not be able to execute its risk management strategies, which could result in greater open positions than we would prefer at a given time. To the extent that open positions exist, fluctuating commodity prices can improve or diminish our financial results and financial position.

      In addition, Consumers currently has a power supply cost recovery mechanism to recover the increased cost of fuel used to generate electricity from its industrial and large commercial customers, but not from its residential or small commercial customers. Therefore, to the extent that Consumers has not hedged its fuel costs, it is exposed to changes in fuel prices to the extent fuel for its electric generating facilities must be purchased on the open market in order for Consumers to serve its residential and small commercial customers.

RISKS RELATED TO THE NEW NOTES

IF YOU FAIL TO EXCHANGE YOUR OLD NOTES, YOU MAY BE UNABLE TO SELL THEM.

      Because we did not register the old notes under the Securities Act or any state securities laws, and we do not intend to do so after the Exchange Offer, the old notes may only be transferred in limited circumstances under applicable securities laws. If the holders of the old notes do not exchange their old notes in the Exchange Offer, they may lose their right to have their old notes registered under the Securities Act, subject to some limitations. As a holder of old notes after the Exchange Offer, you may be unable to sell your old notes.

WE MAY BE UNABLE TO RAISE THE FUNDS NECESSARY TO PURCHASE THE NEW NOTES UPON A CHANGE IN CONTROL.

      In the event of a Change in Control of CMS Energy, each Holder of new notes may require us to purchase all or a portion of its new notes at a purchase price equal to 101% of the principal amount thereof, plus accrued interest. Our ability to purchase the new notes will be limited by the terms of our other debt agreements and our ability to finance the purchase. It is expected that we will issue additional debt with similar change of control provisions in the future. If this occurs, the financial requirements for any purchases could be increased significantly. In addition, the terms of any debt securities issued to purchase debt under these change of control provisions may be unfavorable to us. We cannot assure Holders of new notes that we will be able to finance these purchase obligations or obtain consents to do so from Holders of new notes under other debt agreements restricting these purchases.

THERE IS NO PUBLIC MARKET FOR THE NEW NOTES, SO YOU MAY BE UNABLE TO SELL THEM.

      The new notes are new securities for which there is currently no market. Consequently, the new notes will be relatively illiquid, and you may be unable to sell them. We do not intend to apply for listing of the new notes on any securities exchange or for the inclusion of the new notes in any automated quotation system. Accordingly, we cannot assure you that a liquid market for the new notes will develop.

                                 USE OF PROCEEDS

      The Exchange Offer is intended to satisfy our obligations under the Registration Rights Agreement. We will not receive any cash proceeds from the issuance of the new notes. The old notes that are surrendered in exchange for the new notes will be retired and canceled and cannot be reissued. As a result, the issuance of the new notes will not increase or decrease our indebtedness. We have agreed to bear the expenses of the Exchange Offer to the extent indicated in the Registration Rights Agreement. No underwriter is being used in connection with the Exchange Offer. We used the net proceeds from the sale of the old notes of approximately $288 million after deducting the offering discounts and expenses, to discharge a portion of the $250 million tranche of the Second Amended and Restated Senior Credit Agreement and to redeem a portion of our 6 3/4% Senior Notes Due 2004.

                       RATIO OF EARNINGS TO FIXED CHARGES

      The ratio of earnings to fixed charges for the six months ended June 30, 2004 and each of the years ended December 31, 1999 through 2003 is as follows:

                                                                                           YEAR ENDED DECEMBER 31,
                                                              SIX MONTHS ENDED             -----------------------
                                                               JUNE 30, 2004     2003    2002    2001    2000    1999
                                                               -------------     ----    ----    ----    ----    ----
Ratio of earnings to fixed charges..................                --(1)        --(2)   --(3)   --(4)   --(5)   1.28

----------

(1) For the six months ended June 30, 2004, fixed charges exceeded earnings by $47 million. Earnings as defined include $125 million of asset impairment charges.

(2) For the year ended December 31, 2003, fixed charges exceeded earnings by $59 million. Earnings as defined include $95 million of asset impairment charges.

(3) For the year ended December 31, 2002, fixed charges exceeded earnings by $472 million. Earnings as defined include $602 million of asset impairment charges.

(4) For the year ended December 31, 2001, fixed charges exceeded earnings by $392 million. Earnings as defined include $323 million of asset impairment charges.

(5) For the year ended December 31, 2000, fixed charges exceeded earnings by $224 million. Earnings as defined include a $329 million pretax impairment loss on the Loy Yang investment.

      For the purpose of computing the ratio, earnings represent net income before income taxes, net interest charges and the estimated interest portion of lease rentals and distributed income of equity method investees.

                          DESCRIPTION OF THE NEW NOTES

GENERAL

      The new notes will be issued as a series of senior debentures under the senior debt indenture as supplemented by the fourteenth supplemental indenture thereto dated as of July 17, 2003 (the "SUPPLEMENTAL INDENTURE"), and will be initially limited in aggregate principal amount to $300 million. The senior debt indenture permits us to "re-open" this offering of the new notes without the consent of the Holders of the new notes. Accordingly, the principal amount of the new notes may be increased in the future on the same terms and conditions and with the same CUSIP numbers as the new notes being offered by this prospectus. The new notes will be unsecured and unsubordinated senior debt securities of CMS Energy.

      As of June 30, 2004 CMS Energy had outstanding approximately $2.6 billion aggregate principal amount of indebtedness (excluding subsidiaries). None of such indebtedness would be senior to the new notes. In August 2004, CMS Energy entered into the Fifth Amended and Restated Credit Agreement in the amount of approximately $300 million. This facility is secured and the new notes would not be senior to such indebtedness. As of August 17, 2004, there were approximately $164 million of letters of credit outstanding under the Fifth Amended and Restated Credit Agreement. The new notes will be senior to certain subordinated debentures in aggregate principal amount of approximately $178 million, issued in connection with certain preferred securities outstanding of subsidiary trusts. The new notes will rank equally in right of payment with all other unsecured and unsubordinated senior indebtedness of CMS Energy (excluding subsidiaries).

      We may issue debt securities from time to time in one or more series under the senior debt indenture. There is no limitation on the amount of debt securities we may issue under the senior debt indenture.

      The statements herein concerning the new notes and the senior debt indenture are a summary and do not purport to be complete and are subject to, and qualified in their entirety by, all of the provisions of the senior debt indenture, which is incorporated herein by this reference. They make use of defined terms and are qualified in their entirety by express reference to the senior debt indenture, including the Supplemental Indenture, a copy of which will be available upon request to the Trustee.

STRUCTURAL SUBORDINATION

      CMS Energy is a holding company that conducts substantially all of its operations through its subsidiaries. Its only significant assets are the capital stock of its subsidiaries, and its subsidiaries generate substantially all of its operating income and cash flow. As a result, dividends or advances from its subsidiaries are the principal source of funds necessary to meet its debt service obligations. Contractual provisions or laws, as well as its subsidiaries' financial condition and operating requirements, may limit CMS Energy's ability to obtain cash from its subsidiaries that it may require to pay its debt service obligations, including payments on the new notes. In addition, the new notes will be effectively subordinated to all of the liabilities of CMS Energy's subsidiaries with regard to the assets and earnings of CMS Energy's subsidiaries. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the new notes or to make any funds available therefore, whether by dividends, loans or other payments. CMS Energy's rights and the rights of its creditors, including Holders of new notes, to participate in the distribution of assets of any subsidiary upon the latter's liquidation or reorganization will be subject to prior claims of the subsidiaries' creditors, including trade creditors.

      Of the approximately $7.7 billion of our consolidated indebtedness as of June 30, 2004 approximately $5.1 billion was indebtedness of our subsidiaries including $506 million of Consumers' mandatorily redeemable preferred securities. Payments on that indebtedness and preferred stock of our subsidiaries are prior in right of payment to dividends paid to us by our subsidiaries.

PRIMARY SOURCE OF FUNDS OF CMS ENERGY; RESTRICTIONS ON SOURCES OF DIVIDENDS

      The ability of CMS Energy to pay (i) dividends on its capital stock and
(ii) its indebtedness, including the new notes, depends and will depend substantially upon timely receipt of sufficient dividends or other distributions from its subsidiaries, in particular Consumers and Enterprises. Each of Consumers' and Enterprises' ability to pay dividends on its common stock depends upon its revenues, earnings and other factors. Consumers' revenues and earnings will depend substantially upon rates authorized by the MPSC.

      Consumers' Restated Articles of Incorporation ("ARTICLES") provide two restrictions on its payment of dividends on its common stock. First, prior to the payment of any common stock dividend, Consumers must reserve retained earnings after giving effect to such dividend payment of at least (i) $7.50 per share on all then outstanding shares of its preferred stock, (ii) in respect to its Class A Preferred Stock, 7.5% of the aggregate amount established by its Board of Directors to be payable on the shares of each series thereof in the event of involuntary liquidation of Consumers and (iii) $7.50 per share on all then outstanding shares of all other stock over which its preferred stock and Class A Preferred Stock do not have preference as to the payment of dividends and as to assets. Second, dividend payments during the 12 month period ending with the month the proposed payment is to be paid are limited to: (i) 50% of net income available for the payment of dividends during the base period, if the ratio of common stock and surplus to total capitalization and surplus for 12 consecutive calendar months within the 14 calendar months immediately preceding the proposed dividend payment (the "BASE PERIOD"), adjusted to reflect the proposed dividend, is less than 20%; and (ii) 75% of net income available for the payment of dividends during the base period if the ratio of common stock and surplus to total capitalization and surplus for the base period, adjusted to reflect the proposed dividend, is at least 20% but less than 25%.

      In addition, Consumers' indenture dated as of January 1, 1996, between Consumers and The Bank of New York, as trustee (the "PREFERRED SECURITIES INDENTURE"), and certain preferred securities guarantees by Consumers dated January 23, 1996, September 11, 1997 and October 25, 1999 (collectively, the "CONSUMERS PREFERRED SECURITIES GUARANTEES"), in connection with which the 8.36% Trust Originated Preferred Securities of Consumers Power Company Financing I, the 8.20% Trust Originated Preferred Securities of Consumers Energy Company Financing II, the 9.25% Trust Originated Preferred Securities of Consumers Energy Company Financing III and the 9.00% Trust Preferred Securities of Consumers Energy Company Financing IV (collectively, the "CONSUMERS TRUST PREFERRED SECURITIES") were issued, provide that Consumers shall not declare or pay any dividend on, make any distributions with respect to, or redeem, purchase or make a liquidation payment with respect to, any of its capital stock if (i) there shall have occurred any event that would constitute an event of default under the Preferred Securities Indenture or the trust agreements pursuant to which the Consumers Trust Preferred Securities were issued, (ii) a default has occurred with respect to its payment of any obligations under the Consumers Preferred Securities Guarantees or certain Consumers common stock guarantees or
(iii) it gives notice of its election to extend the interest payment period on the subordinated new notes issued under the Preferred Securities Indenture, at any time for up to 20 consecutive quarters, provided, however, Consumers may declare and pay stock dividends where the dividend stock is the same stock as that on which the dividend is being paid.

      Consumers' ability to pay dividends is also restricted by several existing loan agreements. The loan agreements are:

      - the Amended and Restated Credit Agreement dated as of August 3, 2004 among Consumers, Bank One, N.A., as agent, and the financial institutions named therein; and

      - the Term Loan Agreement dated as of November 7, 2003 among Consumers, Bank One, N.A., as agent, and the financial institutions named therein.

      Pursuant to these loan agreements, so long as there exists no event of default under these agreements, Consumers may pay dividends in an aggregate amount not to exceed $300 million during any calendar year.

      On June 2, 2003, the MPSC issued a financing order authorizing the issuance of $554 million of securitization bonds. The order would prohibit Consumers from paying any extraordinary dividends to us until further order of the MPSC. Pursuant to the order, extraordinary dividends are considered any amount over and above Consumers' earnings. The order also directed that the securitization charges be designed such that retail open access customers would pay a significantly smaller charge than would full service customers. On July 1, 2003, Consumers filed a petition for rehearing and clarification of certain portions of the order with the MPSC, including the portion dealing with the design of the securitization charges. In December 2003, the MPSC issued its order on rehearing, which rejected our requests for rehearing and clarification and remanded the proceeding to the ALJ for additional proceedings. In March 2004, the ALJ conducted the remanded hearings and the matter is presently before the MPSC awaiting a decision.

      In December 2003, the MPSC issued an order granting interim gas rate relief in the amount of $19.34 million annually. In connection with this rate relief, Consumers agreed to limit its dividends to CMS Energy to a maximum of $190 million annually during the period in which Consumers receives the interim relief. The MPSC stated in its order that it was not determining at that time whether dividend restrictions should continue after the issuance of a final order.

      Consumers' Articles also prohibit the payment of cash dividends on its common stock if Consumers is in arrears on preferred stock dividend payments.

      In addition, Michigan law prohibits payment of a dividend if, after giving it effect, Consumers or Enterprises would not be able to pay its debts as they become due in the usual course of business, or its total assets would be less than the sum of its total liabilities plus, unless the Articles permit otherwise, the amount that would be needed, if Consumers or Enterprises were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. Currently, it is Consumers' policy to pay annual dividends equal to 80% of its annual consolidated net income. Consumers' Board of Directors reserves the right to change this policy at any time.

PAYMENT AND MATURITY

      The new notes will mature on August 1, 2010, and will bear interest at the rate of 7.75% per year. At maturity, CMS Energy will pay the aggregate principal amount of the new notes then outstanding. Each new note will bear interest from the original date of issue, payable semiannually in arrears on February 1 and August 1, commencing on February 1, 2005, and at maturity. Interest will be paid to the person in whose name the new notes are registered at the close of business on the first calendar day of the month in which the interest payment date occurs. Interest payable on any interest payment date or on the date of maturity will be the amount of interest accrued from and including the date of original issuance or from and including the most recent interest payment date on which interest has been paid or duly made available for payment to but excluding such interest payment date or the date of maturity, as the case may be. Interest will be computed on the basis of a 360-day year consisting of twelve 30 day months.

      The interest rate on the new notes will increase if:

      -     we do not file either:

            -     a registration statement to allow for an exchange offer; or

            -     a resale shelf registration statement for the new notes;

      - the registration statement referred to above is not declared effective on a timely basis; or

      -     other conditions summarized below are not satisfied.

      You should refer to the description under the heading "The Exchange Offer" for a more detailed description of the circumstances under which the interest rate will increase.

      In any case where any interest payment date, redemption date, repurchase date or maturity date (including upon the occurrence of a Change in Control) of any new note shall not be a Business Day (as defined herein) at any place of payment, then payment of interest or principal (and premium, if any) need not be made on such date, but may be made on the next succeeding Business Day at such place of payment with the same force and effect as if made on the interest payment date, redemption date, repurchase date or maturity date (including upon the occurrence of a Change in Control); and no interest shall accrue on the amount so payable for the period from and after such interest payment date, redemption date, repurchase date or maturity date, as the case may be, to such Business Day.

REGISTRATION, TRANSFER AND EXCHANGE

      The new notes will be initially issued in the form of one or more new notes in registered, global form, without coupons, in denominations of $1,000 and any integral multiple thereof as described under "Book-Entry System." The global securities will be registered in the name of the nominee of DTC. Except as described under "Book-Entry System," owners of beneficial interests in a global new note will not be entitled to have new notes registered in their names, will not receive or be entitled to receive physical delivery of any such new notes and will not be considered the registered holder thereof under the senior debt indenture.

OPTIONAL REDEMPTION

      The new notes will be redeemable at CMS Energy's option, in whole or in part, at any time or from time to time, at a redemption price equal to 100% of the principal amount of such new notes being redeemed plus the Applicable Premium (as defined below), if any, thereon at the time of redemption, together with accrued interest, if any, thereon to the redemption date. In no event will the redemption price be less than 100% of the principal amount of the new notes plus accrued interest, if any, thereon to the redemption date.

      The following definitions are used to determine the Applicable Premium:

"APPLICABLE PREMIUM" means, with respect to a new note (or portion thereof) being redeemed at any time, the excess of (A) the present value at such time of the principal amount of such new note (or portion thereof) being redeemed plus all interest payments due on such new note (or portion thereof) after the redemption date, which present value shall be computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (B) the principal amount of such new note (or portion thereof) being redeemed at such time. For purposes of this definition, the present values of interest and principal payments will be determined in accordance with generally accepted principles of financial analysis.

"TREASURY RATE" means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) (the "STATISTICAL RELEASE")) which has become publicly available at least two Business Days prior to the redemption date or, in case of defeasance, prior to the date of deposit (or, if such Statistical Release is no longer published, any publicly available source of similar market data) most nearly equal to the then remaining average life to stated maturity of the new notes; provided, however, that if the average life to stated maturity of the new notes is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given.

      If the original redemption date is on or after a record date and on or before the relevant interest payment date, the accrued and unpaid interest, if any, will be paid to the person or entity in whose name the new note is registered at the close of business on the record date, and no additional interest will be payable to Holders whose new notes shall be subject to redemption.

      If less than all of the new notes are to be redeemed, the Trustee under the senior debt indenture shall select, in such manner as it shall deem appropriate and fair, the particular new notes or portions thereof to be redeemed. Notice of redemption shall be given by mail not less than 30 nor more than 60 days prior to the date fixed for redemption to the Holders of new notes to be redeemed (which, as long as the new notes are held in the book-entry only system, will be DTC (or its nominee) or a successor depositary); provided, however, that the failure to duly give such notice by mail, or any defect therein, shall not affect the validity of any proceedings for the redemption of new notes as to which there shall have been no such failure or defect. On and after the date fixed for redemption (unless CMS Energy shall default in the payment of the new notes or portions thereof to be redeemed at the applicable redemption price, together with accrued interest, if any, thereon to such date), interest on the new notes or the portions thereof so called for redemption shall cease to accrue.

      No sinking fund is provided for the new notes.

PURCHASE OF NEW NOTES UPON CHANGE IN CONTROL

      In the event of any Change in Control (as defined below) each Holder of a new note will have the right, at such Holder's option, subject to the terms and conditions of the senior debt indenture, to require CMS Energy to repurchase all or any part of such Holder's new note on a date selected by CMS Energy that is no earlier than 60 days nor later than 90 days (the "CHANGE IN CONTROL PURCHASE DATE") after the mailing of written notice by CMS Energy of the occurrence of such Change in Control, at a repurchase price payable in cash equal to 101% of the principal amount of such new notes plus accrued interest, if any, thereon to the Change in Control Purchase Date (the "CHANGE IN CONTROL PURCHASE PRICE").

      Within 30 days after the Change in Control Purchase Date, CMS Energy is obligated to mail to each Holder of a new note a notice regarding the Change in Control, which notice shall state, among other things:

      - that a Change in Control has occurred and that each such Holder has the right to require CMS Energy to repurchase all or any part of such Holder's new notes at the Change in Control Purchase Price;

      -     the Change in Control Purchase Price;

      -     the Change in Control Purchase Date;

      -     the name and address of the paying agent; and

      - the procedures that Holders must follow to cause the new notes to be repurchased.

      To exercise this right, a Holder must deliver a written notice (the "CHANGE IN CONTROL PURCHASE NOTICE") to the paying agent at its corporate trust office in Detroit, Michigan, or any other office of the paying agent maintained for such purposes, not later than 30 days prior to the Change in Control Purchase Date. The Change in Control Purchase Notice shall state:

      - the portion of the principal amount of any new notes to be repurchased, which must be $1,000 or an integral multiple thereof;

      - that such new notes are to be repurchased by CMS Energy pursuant to the applicable change-in-control provisions of the senior debt indenture; and

      - unless the new notes are represented by one or more global securities, the certificate numbers of the new notes to be repurchased.

      Any Change in Control Purchase Notice may be withdrawn by the Holder by a written notice of withdrawal delivered to the paying agent not later than three Business Days prior to the Change in Control Purchase Date. The notice of withdrawal shall state the principal amount and, if applicable, the certificate numbers of the new notes as to which the withdrawal notice relates and the principal amount, if any, which remains subject to a Change in Control Purchase Notice.

      If a new note is represented by a global new note, DTC or its nominee will be the holder of such new note and therefore will be the only entity that can require CMS Energy to repurchase new notes upon a Change in Control. To obtain repayment with respect to such new note upon a Change in Control, the beneficial owner of such new note must provide to the broker or other entity through which it holds the beneficial interest in such new note (1) the Change in Control Purchase Notice signed by such beneficial owner, and such signature must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc. ("NASD") or a commercial bank or trust company having an office or correspondent in the United States and
(2) instructions to such broker or other entity to notify DTC of such beneficial owner's desire to cause CMS Energy to repurchase such new notes. Such broker or other entity will provide to the paying agent (1) a Change in Control Purchase Notice received from such beneficial owner and (2) a certificate satisfactory to the paying agent from such broker or other entity that it represents such beneficial owner. Such broker or other entity will be responsible for disbursing any payments it receives upon the repurchase of such new notes by CMS Energy.

      Payment of the Change in Control Purchase Price for a new note in registered, certificated form (a "CERTIFICATED NEW NOTE") for which a Change in Control Purchase Notice has been delivered and not withdrawn is conditioned upon delivery of such certificated new note (together with necessary endorsements) to the paying agent at its office in Detroit, Michigan, or any other office of the paying agent maintained for such purpose, at any time (whether prior to, on or after the Change in Control Purchase Date) after the delivery of such Change in Control Purchase Notice. Payment of the Change in Control Purchase Price for such certificated new note will be made promptly following the later of the Change in Control Purchase Date or the time of delivery of such certificated new note.

      If the Paying Agent holds, in accordance with the terms of the senior debt indenture, money sufficient to pay the Change in Control Purchase Price of a new note on the Business Day following the Change in Control Purchase Date for such new note, then, on and after such date, interest on such new note will cease to accrue, whether or not such new note is delivered to the Paying Agent, and all other rights of the Holder shall terminate (other than the right to receive the Change in Control Purchase Price upon delivery of the new note).

      Under the senior debt indenture, a "CHANGE IN CONTROL" means an event or series of events by which:

      - CMS Energy ceases to beneficially own, directly or indirectly, at least 80% of the total voting power of all classes of Capital Stock then outstanding of Consumers (whether arising from issuance of securities of CMS Energy or Consumers, any direct or indirect transfer of securities by CMS Energy or Consumers, any merger, consolidation, liquidation or dissolution of CMS Energy or Consumers or otherwise); or any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes the "beneficial owner" (as such term is used in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person or group shall be deemed to have "beneficial ownership" of all shares that such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 35% of the Voting Stock of CMS Energy; or

      - CMS Energy consolidates with or merges into another corporation or directly or indirectly conveys, transfers or leases all or substantially all of its assets to any person, or any corporation consolidates with or merges into CMS Energy, in either event pursuant to a transaction in which the outstanding Voting Stock of CMS Energy is changed into or exchanged for cash, securities or other property, other than any such transaction where (A) the outstanding Voting Stock of CMS Energy is changed into or exchanged for Voting Stock of the surviving corporation and (B) the holders of the Voting Stock of CMS Energy immediately prior to such transaction retain, directly or indirectly, substantially proportionate ownership of the Voting Stock of the surviving corporation immediately after such transaction.

      The senior debt indenture requires CMS Energy to comply with the provisions of Regulation 14E and any other tender offer rules under the Exchange Act which may then be applicable in connection with any offer by CMS Energy to purchase new notes at the option of Holders upon a Change in Control. The Change in Control purchase feature of the new notes may in certain circumstances make more difficult or discourage a takeover of CMS Energy and, thus, the removal of incumbent management. The Change in Control purchase feature, however, is not the result of management's knowledge of any specific effort to accumulate shares of its common stock or to obtain control of CMS Energy by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Change in Control purchase feature is a term contained in many similar debt offerings and the terms of such feature result from negotiations between CMS Energy and the initial purchasers. Management has no present intention to propose any anti-takeover measures although it is possible that CMS Energy could decide to do so in the future.

      No new note may be repurchased by CMS Energy as a result of a Change in Control if there has occurred and is continuing an Event of Default described under "Events of Default" below (other than a default in the payment of the Change in Control Purchase Price with respect to the new notes). In addition, CMS Energy's ability to purchase new notes may be limited by its financial resources and its inability to raise the required funds because of restrictions on issuance of securities contained in other contractual arrangements.

CERTAIN RESTRICTIVE COVENANTS

      The senior debt indenture contains the covenants described below. Certain capitalized terms used below are defined under the heading "Certain Definitions" below.

LIMITATION ON RESTRICTED PAYMENTS

      Under the terms of the senior debt indenture, so long as any of the new notes are outstanding and until the new notes are rated BBB-- or above (or an equivalent rating) by S&P and one Other Rating Agency, at which time CMS Energy will be permanently released from the provisions of this "Limitation on Restricted Payments," CMS Energy will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to:

      - declare or pay any dividend or make any distribution on the Capital Stock of CMS Energy to the direct or indirect holders of its Capital Stock (except dividends or distributions payable solely in its Non-Convertible Capital Stock or in options, warrants or other rights to purchase such Non-Convertible Capital Stock and except dividends or distributions payable to CMS Energy or a Subsidiary);

      - purchase, redeem or otherwise acquire or retire for value any Capital Stock of CMS Energy; or

      - purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity or scheduled repayment thereof, any Subordinated Indebtedness (any such dividend, distribution, purchase, redemption, repurchase, defeasing, other acquisition or retirement being hereinafter referred to as a "RESTRICTED PAYMENT"), if at the time CMS Energy or such Subsidiary makes such Restricted Payment: (1) an Event of Default, or an event that with the lapse of time or the giving of notice or both would constitute an Event of Default, shall have occurred and be continuing (or would result therefrom); or (2) the aggregate amount of such Restricted Payment and all other Restricted Payments made since May 6, 1997 would exceed the sum of (a) $100,000,000 plus 100% of Consolidated Net Income from May 6, 1997 to the end of the most recent fiscal quarter ending at least 45 days prior to the date of such Restricted Payment (or, in case such sum shall be a deficit, minus 100% of the deficit) and (b) the aggregate Net Cash Proceeds received by CMS Energy from the issue or sale of or contribution with respect to its Capital Stock after May 6, 1997.

      The foregoing provisions will not prohibit:

      - dividends or other distributions paid in respect of any class of Capital Stock issued by CMS Energy in connection with the acquisition of any business or assets by CMS Energy or a Restricted Subsidiary where the dividends or other distributions with respect to such Capital Stock are payable solely from the net earnings of such business or assets;

      - any purchase or redemption of Capital Stock of CMS Energy made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of CMS Energy (other than Redeemable Stock or Exchangeable Stock);

      - dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividends would have complied with this covenant; or

      -     payments pursuant to the Tax Sharing Agreement.

LIMITATION ON CERTAIN LIENS

      Under the terms of the senior debt indenture, so long as any of the new notes are outstanding, CMS Energy shall not create, incur, assume or suffer to exist any Lien, provided, that no event of default shall have occurred and be continuing (or result therefrom) at the time of payment of such dividend upon or with respect to any of its property of any character, including without limitation any shares of Capital Stock of Consumers or Enterprises, without making effective provision whereby the new notes shall be (so long as any such other creditor shall be so secured) equally and ratably secured. The foregoing restrictions shall not apply to (a) Liens securing Indebtedness of CMS Energy, provided that on the date such Liens are created, and after giving effect to such Indebtedness, the aggregate principal amount at maturity of all the secured Indebtedness of CMS Energy at such date shall not exceed 5% of Consolidated Net Tangible Assets or (b) certain liens for taxes, pledges to secure workman's compensation, other statutory obligations and Support Obligations, certain materialman's, mechanic's and similar liens and certain purchase money liens.

LIMITATION ON ASSET SALES

      Under the terms of the senior debt indenture, so long as any of the new notes are outstanding, CMS Energy may not sell, transfer or otherwise dispose of any property or assets of CMS Energy, including Capital Stock of any Consolidated Subsidiary, in one transaction or a series of transactions in an amount which exceeds $50,000,000 (an "ASSET SALE") unless CMS Energy shall (1) apply an amount equal to such excess Net Cash Proceeds to permanently repay Indebtedness of a Consolidated Subsidiary or Indebtedness of CMS Energy which is pari passu with the new notes, (2) invest an equal amount not so used in clause
(1) in property or assets of related business within 24 months after the date of the Asset Sale (the "APPLICATION PERIOD") or (3) apply such excess Net Cash Proceeds not so used in clause (1) or (2) (the "EXCESS PROCEEDS") to make an offer, within 30 days after the end of the Application Period, to purchase from the Holders on a pro rata basis an aggregate principal amount of new notes on the relevant purchase date equal to the Excess Proceeds on such date, at a purchase price equal to 100% of the principal amount of the new notes on the relevant purchase date and unpaid interest, if any, to the purchase date. CMS Energy shall only be required to make an offer to purchase new notes from Holders pursuant to clause (3) if the Excess Proceeds equal or exceed $25,000,000 at any given time.

      The procedures to be followed by CMS Energy in making an offer to purchase new notes from the Holders with Excess Proceeds, and the acceptance of such offer by the Holders, shall be the same as those set forth above in "Purchase of new notes Upon Change in Control" with respect to a Change in Control.

LIMITATION ON CONSOLIDATION, MERGER, SALE OR CONVEYANCE

      In addition to the terms of the senior debt indenture relating to consolidations or mergers described below under "Consolidation, Merger or Sale of Assets", so long as any of the new notes are outstanding and until the new notes are rated BBB-- or above (or an equivalent rating) by S&P and one Other Rating Agency, at which time CMS Energy will be permanently released from the provisions of this "Limitation on Consolidation, Merger, Sale or Conveyance" (but not from the provisions described below which permit a consolidation or merger provided that the surviving corporation assumes the obligations of CMS Energy under the new notes and the senior debt indenture and is organized and existing under the laws of the United States, any state thereof or the District of Columbia), CMS Energy shall not consolidate with or merge into any other Person or sell, lease or convey the property of CMS Energy in the entirety or substantially as an entirety, unless (1) immediately after giving effect to such transaction the Consolidated Net Worth of the surviving entity is at least equal to the Consolidated Net Worth of CMS Energy immediately prior to the transaction and (2) after giving effect to such transaction, the surviving entity would be entitled to incur at least one dollar of additional Indebtedness (other than revolving Indebtedness to banks) pursuant to the first paragraph under "Limitation on Consolidated Indebtedness." Notwithstanding the foregoing provisions, such a transaction may constitute a Change in Control as described in "Purchase of new notes Upon Change in Control" and give rise to the right of a Holder to require CMS Energy to repurchase all or part of such Holder's Note.

LIMITATION ON CONSOLIDATED INDEBTEDNESS

      Under the terms of the senior debt indenture, so long as any of the new notes are outstanding and until the new notes are rated BBB-- or above (or an equivalent rating) by S&P and one Other Rating Agency, at which time CMS Energy will be permanently released from the provisions of this "Limitation on Consolidated Indebtedness," CMS Energy will not, and will not permit any of its Consolidated Subsidiaries to, issue, create, assume, guarantee, incur or otherwise become liable for (collectively, for this purpose, "ISSUE"), directly or indirectly, any Indebtedness unless the Consolidated Coverage Ratio of CMS Energy and its Consolidated Subsidiaries for the four consecutive fiscal quarters immediately preceding the issuance of such Indebtedness (as shown by a pro forma consolidated income statement of CMS Energy and its Consolidated Subsidiaries for the four most recent fiscal quarters ending at least 30 days prior to the issuance of such Indebtedness after giving effect to (1) the issuance of such Indebtedness and (if applicable) the application of the net proceeds thereof to refinance other Indebtedness as if such Indebtedness was issued at the beginning of the period, (2) the issuance and retirement of any other Indebtedness since the first day of the period as if such Indebtedness was issued or retired at the beginning of the period and (3) the acquisition of any company or business acquired by CMS Energy or any Subsidiary since the first day of the period (including giving effect to the pro forma historical earnings of such company or business), including any acquisition which will be consummated contemporaneously with the issuance of such Indebtedness, as if in each case such acquisition occurred at the beginning of the period) exceeds a ratio of 1.6 to 1.0.

      The foregoing limitation is subject to exceptions for:

      - Indebtedness of CMS Energy to banks not to exceed $1 billion in aggregate outstanding principal amount at any time;

      - Indebtedness outstanding on the date of the Supplemental Indenture and certain refinancings thereof;

      - certain refinancings and Indebtedness of CMS Energy to a Subsidiary or by a Subsidiary to CMS Energy;

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

      - Indebtedness of a Consolidated Subsidiary issued to acquire, develop, improve, construct or provide working capital for a gas, oil or electric generation, exploration, production, distribution, storage or transmission facility and related assets; provided that such Indebtedness is without recourse to any assets of CMS Energy, Consumers, Enterprises, CMS Generation, CMS Electric and Gas, CMS Gas Transmission, CMS MST or any other Designated Enterprises Subsidiary;

      - Indebtedness of a Person existing at the time at which such Person became a Subsidiary and not incurred in connection with, or in contemplation of, such Person becoming a Subsidiary;

      - Indebtedness issued by CMS Energy not to exceed $150 million in aggregate outstanding principal amount at any time; and

      - Indebtedness of a Consolidated Subsidiary in respect of rate reduction bonds issued to recover electric restructuring transition costs of Consumers; provided that such Indebtedness is without recourse to the assets of Consumers.

CERTAIN DEFINITIONS

      Set forth below is a summary of certain defined terms used in the senior debt indenture. Reference is made to the senior debt indenture for a full definition of all terms as well as any other capitalized terms used herein and not otherwise defined.

"BUSINESS DAY" means a day on which banking institutions in New York, New York or Detroit, Michigan are not authorized or required by law or regulation to close.

"CAPITAL LEASE OBLIGATION" of a Person means any obligation that is required to be classified and accounted for as a capital lease on the face of a balance sheet of such Person prepared in accordance with generally accepted accounting principles; the amount of such obligation shall be the capitalized amount thereof, determined in accordance with generally accepted accounting principles; the stated maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty; and such obligation shall be deemed secured by a Lien on any property or assets to which such lease relates.

"CAPITAL STOCK" means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) corporate stock, including any Preferred Stock or letter stock; provided that Hybrid Preferred Securities are not considered Capital Stock for purposes of this definition.

"CMS ELECTRIC AND GAS" means CMS Electric and Gas Company, a Michigan corporation and wholly-owned subsidiary of Enterprises.

"CONSOLIDATED ASSETS" means, at any date of determination, the aggregate assets of CMS Energy and its Consolidated Subsidiaries determined on a consolidated basis in accordance with generally accepted accounting principles.

"CONSOLIDATED COVERAGE RATIO" with respect to any period means the ratio of (1) the aggregate amount of Operating Cash Flow for such period to (2) the aggregate amount of Consolidated Interest Expense for such period.

"CONSOLIDATED CURRENT LIABILITIES" means, for any period, the aggregate amount of liabilities of CMS Energy and its Consolidated Subsidiaries which may properly be classified as current liabilities (including taxes accrued as estimated), after (1) eliminating all inter-company items between CMS Energy and any Consolidated Subsidiary and (2) deducting all current maturities of long-term Indebtedness, all as determined in accordance with generally accepted accounting principles.

"CONSOLIDATED INDEBTEDNESS" means, at any date of determination, the aggregate Indebtedness of CMS Energy and its Consolidated Subsidiaries determined on a consolidated basis in accordance with generally accepted accounting principles; provided that Consolidated Indebtedness shall not include any subordinated debt owned by any Hybrid Preferred Securities Subsidiary.

"CONSOLIDATED INTEREST EXPENSE" means, for any period, the total interest expense in respect of Consolidated Indebtedness of CMS Energy and its Consolidated Subsidiaries, including, without duplication:

      -     interest expense attributable to capital leases;

      -     amortization of debt discount;

      -     capitalized interest;

      -     cash and noncash interest payments;

      - commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing;

      - net costs under interest rate protection agreements (including amortization of discount); and

      - interest expense in respect of obligations of other Persons deemed to be Indebtedness of CMS Energy or any Consolidated Subsidiaries under the fifth or sixth bullet points of the definition of Indebtedness;

provided, however, that Consolidated Interest Expense shall exclude (a) any costs otherwise included in interest expense recognized on early retirement of debt and (b) any interest expense in respect of any Indebtedness of any Subsidiary of Consumers, CMS Generation, CMS Electric and Gas, CMS Gas Transmission, CMS MST or any other Designated Enterprises Subsidiary, provided that such Indebtedness is without recourse to any assets of CMS Energy, Consumers, Enterprises, CMS Generation, CMS Electric and Gas, CMS Gas Transmission, CMS MST or any other Designated Enterprises Subsidiary.

"CONSOLIDATED NET INCOME" means, for any period, the net income of CMS Energy and its Consolidated Subsidiaries determined on a consolidated basis in accordance with generally accepted accounting principles; provided, however, that there shall not be included in such Consolidated Net Income:

      - any net income of any Person if such Person is not a Subsidiary, except that (A) CMS Energy's equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to CMS Energy or a Consolidated Subsidiary as a dividend or other distribution and (B) CMS Energy's equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income;

      - any net income of any Person acquired by CMS Energy or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition;

      - any gain or loss realized upon the sale or other disposition of any property, plant or equipment of CMS Energy or its Consolidated Subsidiaries which is not sold or otherwise disposed of in the ordinary course of business and any gain or loss realized upon the sale or other disposition of any Capital Stock of any Person; and

      - any net income of any Subsidiary of Consumers, CMS Generation, CMS Electric and Gas, CMS Gas Transmission, CMS MST or any other Designated Enterprises Subsidiary whose interest expense is excluded from Consolidated Interest Expense, provided, however, that for purposes of this bullet point, any cash, dividends or distributions of any such Subsidiary to CMS Energy shall be included in calculating Consolidated Net Income.

"CONSOLIDATED NET TANGIBLE ASSETS" means, for any period, the total amount of assets (less accumulated depreciation or amortization, allowances for doubtful receivables, other applicable reserves and other properly deductible items) as set forth on the most recently available quarterly or annual consolidated balance sheet of CMS

Energy and its Consolidated Subsidiaries, determined on a consolidated basis in accordance with generally accepted accounting principles, and after giving effect to purchase accounting and after deducting therefrom, to the extent otherwise included, the amounts of:

      -     Consolidated Current Liabilities;

      - minority interests in Consolidated Subsidiaries held by Persons other than CMS Energy or a Restricted Subsidiary;

      - excess of cost over fair value of assets of businesses acquired, as determined in good faith by the Board of Directors as evidenced by Board resolutions;

      - any revaluation or other write-up in value of assets subsequent to December 31, 1996, as a result of a change in the method of valuation in accordance with generally accepted accounting principles;

      - unamortized debt discount and expenses and other unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, licenses organization or developmental expenses and other intangible items;

      -     treasury stock; and

      - any cash set apart and held in a sinking or other analogous fund established for the purpose of redemption or other retirement of Capital Stock to the extent such obligation is not reflected in Consolidated Current Liabilities.

"CONSOLIDATED NET WORTH" of any Person means the total of the amounts shown on the consolidated balance sheet of such Person and its consolidated subsidiaries, determined on a consolidated basis in accordance with generally accepted accounting principles, as of any date selected by such Person not more than 90 days prior to the taking of any action for the purpose of which the determination is being made (and adjusted for any material events since such date), as (1) the par or stated value of all outstanding Capital Stock plus (2) paid-in capital or capital surplus relating to such Capital Stock plus (3) any retained earnings or earned surplus less (A) any accumulated deficit, (B) any amounts attributable to Redeemable Stock and (C) any amounts attributable to Exchangeable Stock.

"CONSOLIDATED SUBSIDIARY" means any Subsidiary whose accounts are or are required to be consolidated with the accounts of CMS Energy in accordance with generally accepted accounting principles.

"DESIGNATED ENTERPRISES SUBSIDIARY" means any wholly-owned subsidiary of Enterprises formed after the date of the Supplemental Indenture which is designated a Designated Enterprises Subsidiary by the Board of Directors.

"EXCHANGEABLE STOCK" means any Capital Stock of a corporation that is exchangeable or convertible into another security (other than Capital Stock of such corporation that is neither Exchangeable Stock nor Redeemable Stock).

"HOLDER" OR "HOLDER" means the Person in whose name a new or old note, as the case may be, is registered in the security register kept by CMS Energy for that purpose.

"HYBRID PREFERRED SECURITIES" means any preferred securities issued by a Hybrid Preferred Securities Subsidiary, where such preferred securities have the following characteristics:

      - such Hybrid Preferred Securities Subsidiary lends substantially all of the proceeds from the issuance of such preferred securities to CMS Energy or Consumers in exchange for subordinated debt issued by CMS Energy or Consumers, respectively;

      - such preferred securities contain terms providing for the deferral of distributions corresponding to provisions providing for the deferral of interest payments on such subordinated debt; and

      - CMS Energy or Consumers (as the case may be) makes periodic interest payments on such subordinated debt, which interest payments are in turn used by the Hybrid Preferred Securities Subsidiary to make corresponding payments to the holders of the Hybrid Preferred Securities.

"HYBRID PREFERRED SECURITIES SUBSIDIARY" means any business trust (or similar entity):

      - all of the common equity interest of which is owned (either directly or indirectly through one or more wholly-owned Subsidiaries of CMS Energy or Consumers) at all times by CMS Energy or Consumers;

      - that has been formed for the purpose of issuing Hybrid Preferred Securities; and

      - substantially all of the assets of which consist at all times solely of subordinated debt issued by CMS Energy or Consumers (as the case may be) and payments made from time to time on such subordinated debt.

"INDEBTEDNESS" of any Person means, without duplication:

      - the principal of and premium (if any) in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by new notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable;

      -     all Capital Lease Obligations of such Person;

      - all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

      - all obligations of such Person for the reimbursement of any obligor on any letter of credit, bankers' acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in the bullet points above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit);

      - all obligations of the type referred to in the bullet points above of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable as obligor, guarantor or otherwise; and

      - all obligations of the type referred to in the bullet points above of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured.

"LIEN" means any lien, mortgage, pledge, security interest, conditional sale, title retention agreement or other charge or encumbrance of any kind.

"NET CASH PROCEEDS" means (a) with respect to any Asset Sale, the aggregate proceeds of such Asset Sale including the fair market value (as determined by the Board of Directors and net of any associated debt and of any consideration other than Capital Stock received in return) of property other than cash, received by CMS Energy, net of (1) brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale, (2) provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale without regard to the consolidated results of operations of CMS Energy and its Restricted Subsidiaries, taken as a whole, (3) payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that either (A) is secured by a Lien on the property or assets sold or (B) is required to be paid as a result of such sale and (4) appropriate amounts to be provided by CMS Energy or any Restricted Subsidiary of CMS Energy as a reserve against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with generally accepted accounting principles and (b) with respect to any issuance or sale or contribution in respect of Capital Stock, the aggregate proceeds of such issuance, sale or contribution, including the fair market value (as determined by the Board of Directors and net of any associated debt and of any consideration other than Capital Stock received in return) of property other than cash, received by CMS Energy, net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof, provided, however, that if such fair market value as determined by the Board of Directors of property other than cash is greater than $25 million, the value thereof shall be based upon an opinion from an independent nationally recognized firm experienced in the appraisal or similar review of similar types of transactions.

"NON-CONVERTIBLE CAPITAL STOCK" means, with respect to any corporation, any non-convertible Capital Stock of such corporation and any Capital Stock of such corporation convertible solely into non-convertible Capital Stock other than Preferred Stock of such corporation; provided, however, that Non-Convertible Capital Stock shall not include any Redeemable Stock or Exchangeable Stock.

"OPERATING CASH FLOW" means, for any period, with respect to CMS Energy and its Consolidated Subsidiaries, the aggregate amount of Consolidated Net Income after adding thereto Consolidated Interest Expense (adjusted to include costs recognized on early retirement of debt), income taxes, depreciation expense, amortization expense and any noncash amortization of debt issuance costs, any nonrecurring, noncash charges to earnings and any negative accretion recognition.

"OTHER RATING AGENCY" shall mean any one of Fitch, Inc. or Moody's Investors Service, Inc., and any successor to any of these organizations that is a nationally recognized statistical rating organization.

"PAYING AGENT" means any person authorized by CMS Energy to pay the principal of (and premium, if any) or interest on any of the new notes on behalf of CMS Energy. Initially, the paying agent is the Trustee under the senior debt indenture.

"PERSON" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision of any government.

"PREFERRED STOCK" as applied to the Capital Stock of any corporation means Capital Stock of any class or classes (however designated) that is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation; provided that Hybrid Preferred Securities are not considered Preferred Stock for purposes of this definition.

"REDEEMABLE STOCK" means any Capital Stock that by its terms or otherwise is required to be redeemed prior to the first anniversary of the stated maturity of the outstanding new notes or is redeemable at the option of the Holders thereof at any time prior to the first anniversary of the stated maturity of the outstanding new notes.

"RESTRICTED SUBSIDIARY" means any Subsidiary (other than Consumers and its subsidiaries) of CMS Energy which, as of the date of CMS Energy's most recent quarterly consolidated balance sheet, constituted at least 10% of the total Consolidated Assets of CMS Energy and its Consolidated Subsidiaries and any other Subsidiary which from time to time is designated a Restricted Subsidiary by the Board of Directors, provided that no Subsidiary may be designated a Restricted Subsidiary if, immediately after giving effect thereto, an Event of Default or event that, with the lapse of time or giving of notice or both, would constitute an Event of Default would exist or CMS Energy and its Restricted Subsidiaries could not incur at least one dollar of additional Indebtedness pursuant to the first paragraph under "Description of the new notes -- Limitation on Consolidated Indebtedness," and (1) any such Subsidiary so designated as a Restricted Subsidiary must be organized under the laws of the United States or any State thereof, (2) more than 80% of the Voting Stock of such Subsidiary must be owned of record and beneficially by CMS Energy or a Restricted Subsidiary and (3) such Restricted Subsidiary must be a Consolidated Subsidiary.

"S&P" shall mean Standard & Poor's Ratings Group, a division of The McGraw-Hill Companies, Inc., and any successor thereto which is a nationally recognized statistical rating organization, or if such entity shall cease to rate the new notes or shall cease to exist and there shall be no such successor thereto, any other nationally recognized statistical rating organization selected by CMS Energy which is acceptable to the Trustee.

"SUBORDINATED INDEBTEDNESS" means any Indebtedness of CMS Energy (whether outstanding on the date of the Supplemental Indenture or thereafter incurred), which is contractually subordinated or junior in right of payment to the new notes.

"SUBSIDIARY" means a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by CMS Energy or by one or more other Subsidiaries, or by CMS Energy and one or more other Subsidiaries. For the purposes of this definition, "voting stock" means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

"SUPPORT OBLIGATIONS" means, for any person, without duplication, any financial obligation, contingent or otherwise, of such person guaranteeing or otherwise supporting any debt or other obligation of any other person in any manner, whether directly or indirectly, and including, without limitation, any obligation of such person, direct or indirect:

       - to purchase or pay (or advance or supply funds for the purchase or payment of) such debt or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such debt;

       - to purchase property, securities or services for the purpose of assuring the owner of such debt of the payment of such debt;

       - to maintain working capital, equity capital, available cash or other financial statement condition of the primary obligor so as to enable the primary obligor to pay such debt;

       - to provide equity capital under or in respect of equity subscription arrangements (to the extent that such obligation to provide equity capital does not otherwise constitute debt); or

       - to perform, or arrange for the performance of, any non-monetary obligations or non-funded debt payment obligations of the primary obligor.

"TAX SHARING AGREEMENT" means the Amended and Restated Agreement for the Allocation of Income Tax Liabilities and Benefits, dated January 1, 1994, as amended or supplemented from time to time, by and among CMS Energy, each of the members of the Consolidated Group (as defined therein), and each of the corporations that become members of the Consolidated Group.

"VOTING STOCK" means securities of any class or classes the holders of which are ordinarily, in the absence of contingencies, entitled to vote for corporate directors (or persons performing similar functions).

EVENTS OF DEFAULT

     The occurrence of any of the following events with respect to the new notes will constitute an "EVENT OF DEFAULT" with respect to the new notes:

      - default for 30 days in the payment of any interest on any of the new notes;

      - default in the payment when due of any of the principal of or the premium, if any, on any of the new notes, whether at maturity, upon redemption, acceleration, purchase by CMS Energy at the option of the Holders or otherwise;

      - default for 60 days by CMS Energy in the observance or performance of any other covenant or agreement contained in the senior debt indenture relating to the new notes after written notice thereof as provided in the senior debt indenture;

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

      - certain events of bankruptcy, insolvency or reorganization relating to CMS Energy or Consumers;

      - entry of final judgments against CMS Energy or Consumers aggregating in excess of $25,000,000 which remain undischarged or unbonded for 60 days;

      - a default resulting in the acceleration of indebtedness of CMS Energy or Consumers in excess of $25,000,000, which acceleration has not been rescinded or annulled within ten days after written notice of such default as provided in the senior debt indenture;

      - a default in our obligation to redeem new notes after we exercised our redemption option; or

      - a default in our obligation to purchase new notes upon the occurrence of a Change in Control or exercise by a Holder of its option to require us to purchase such Holder's new notes.

      If an Event of Default on the new notes shall have occurred and be continuing, either the Trustee or the Holders of not less than 25% in aggregate principal amount of the new notes then outstanding may declare the principal of all the new notes and the premium thereon and interest, if any, accrued thereon to be due and payable immediately.

      The senior debt indenture provides that the Trustee will be under no obligation to exercise any of its rights or powers under the senior debt indenture at the request, order or direction of the Holders of the new notes, unless such Holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for indemnity and certain other limitations contained in the senior debt indenture, the Holders of a majority in aggregate principal amount of the senior debentures of each affected series then outstanding (voting as one class) will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the Trustee, with respect to the senior debentures of such affected series.

      The senior debt indenture provides that no Holders of new notes may institute any action against CMS Energy under the senior debt indenture (except actions for payment of overdue principal, premium or interest) unless such Holder previously shall have given to the Trustee written notice of default and continuance thereof and unless the Holders of not less than 25% in aggregate principal amount of senior debentures of the affected series then outstanding (voting as one class) shall have requested the Trustee to institute such action and shall have offered the Trustee reasonable indemnity, the Trustee shall not have instituted such action within 60 days of such request and the Trustee shall not have received direction inconsistent with such request by the Holders of a majority in aggregate principal amount of the senior debentures of the affected series then outstanding (voting as one class).

      The senior debt indenture requires CMS Energy to furnish to the Trustee annually a statement as to CMS Energy's compliance with all conditions and covenants under the senior debt indenture. The senior debt indenture provides that the Trustee may withhold notice to the Holders of the new notes of any default affecting such new notes (except defaults as to payment of principal, premium or interest on the new notes) if it considers such withholding to be in the interests of the Holders of the new notes.

CONSOLIDATION, MERGER OR SALE OF ASSETS

      The senior debt indenture provides that CMS Energy may consolidate with or merge into, or sell, lease or convey its property as an entirety or substantially as an entirety to, any other corporation if the new corporation assumes the obligations of CMS Energy under the new notes and the Supplemental Indenture and is organized and existing under the laws of the United States, any U.S. State or the District of Columbia. Notwithstanding the foregoing provisions, such a transaction may constitute a Change in Control as described in "Purchase of New Notes Upon Change in Control".

MODIFICATION AND WAIVER

      CMS Energy and the relevant trustee may enter into supplemental indentures without the consent of the Holders of the new notes to establish the form and terms of any series of securities under the senior debt indenture.

     CMS Energy and the relevant trustee, with the consent of the Holders of at least a majority in total principal amount of senior debentures of all series then outstanding and affected (voting as one class), to change in any manner the provisions of the senior debt indenture or modify in any manner the rights of the holders of the senior debentures of each such affected series. CMS Energy and the relevant trustee may not, without the consent of the holders of each senior debenture affected, enter into any supplemental indenture to:

      -     change the time of payment of the principal;

      -     reduce the principal amount of such senior debenture;

      - reduce the rate or change the time of payment of interest on such senior debenture;

      - reduce the amount payable on any securities issued originally at a discount upon acceleration or provable in bankruptcy;

      - impair the right to institute suit for the enforcement of any payment on any senior debenture when due;

      - reduce the redemption price or Change in Control Purchase Price for the new notes or change the terms applicable to redemption or purchase in a manner adverse to the Holder;

      - make any change that adversely affects the right to exchange any debt security, including the new notes, or decreases the exchange rate of any exchangeable debt security; or

      - waive any default in any payment of redemption price or Change in Control Purchase Price with respect to the new notes.

      In addition, no such modification may reduce the percentage in principal amount of the senior debenture of the affected series, the consent of whose holders is required for any such modification or for any waiver provided for in the senior debt indenture.

      Prior to the acceleration of the maturity of any senior debenture, the holders, voting as one class, of a majority in total principal amount of the senior debentures with respect to which a default or event of default shall have occurred and be continuing may on behalf of the holders of all such affected senior debentures waive any past default or event of default and its consequences, except a default or an event of default in respect of a covenant or provision of the senior debt indenture or of any senior debenture which cannot be modified or amended without the consent of the holders of each senior debenture affected.

DEFEASANCE, COVENANT DEFEASANCE AND DISCHARGE

      The senior debt indenture provides that, at the option of CMS Energy:

      - CMS Energy will be discharged from all obligations in respect of the new notes (except for certain obligations to register the transfer of or exchange of the new notes, to replace stolen, lost or mutilated new notes, to maintain paying agencies and to maintain the trust described below); or

      - CMS Energy need not comply with certain restrictive covenants of the senior debt indenture (including those described under "Consolidation, Merger or Sale of Assets"),

if CMS Energy in each case irrevocably deposits in trust with the relevant trustee money and/or securities backed by the full faith and credit of the United States which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money in an amount sufficient to pay all the principal and interest on the new notes on the stated maturities of such new notes in accordance with the terms thereof.

      To exercise this option, CMS Energy is required to deliver to the relevant trustee an opinion of independent counsel to the effect that:

      - the exercise of such option would not cause the Holders of the new notes to recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance, and such Holders will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred; and

      - in the case of a discharge as described above, such opinion is to be accompanied by a private letter ruling to the same effect received from the Internal Revenue Service, a revenue ruling to such effect pertaining to a comparable form of transaction published by the Internal Revenue Service or appropriate evidence that since the date of the senior debt indenture there has been a change in the applicable federal income tax law.

      In the event:

      - CMS Energy exercises its option to effect a covenant defeasance with respect to the new notes as described above;

      - the new notes are thereafter declared due and payable because of the occurrence of any event of default other than an event of default caused by failing to comply with the covenants which are defeased; or

      - the amount of money and securities on deposit with the relevant trustee would be insufficient to pay amounts due on the new notes at the time of the acceleration resulting from such event of default,

CMS Energy would remain liable for such amounts.

THE TRUSTEE

      J.P. Morgan Trust Company, N.A. (the "TRUSTEE") is the Trustee and paying agent under the senior debt indenture for the new notes. CMS Energy and its affiliates maintain lending depositary and other normal banking relationship with J.P. Morgan Trust Company, N.A. J.P. Morgan Trust Company, N.A. is also a lender to CMS Energy and its affiliates.

GOVERNING LAW

      The senior debt indenture, the Supplemental Indenture and the new notes will be governed by, and construed in accordance with, the laws of the State of Michigan unless the laws of another jurisdiction shall mandatorily apply.

BOOK-ENTRY SYSTEM

      The new notes will be represented by one or more global securities. Each global security will be deposited with, or on behalf of, DTC and be registered in the name of a nominee of DTC. Except under circumstances described below, the new notes will not be issued in definitive form.

      The following is based upon information furnished by DTC:

      DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("PARTICIPANTS") deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants ("DIRECT PARTICIPANTS") include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

      Investors who purchase new notes in offshore transactions in reliance on Regulation S under the Securities Act may hold their interest in a global security directly through Euroclear Bank S.A./N.V., as operator of the Euroclear System ("EUROCLEAR"), and Clearstream Banking, societe anonyme ("CLEARSTREAM"), if they are participants in such systems, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream will hold interests in the global securities on behalf of their participants through their respective depositaries, which in turn will hold such interests in the global securities in customers' securities accounts in the depositaries' names on the books of DTC.

      Upon the issuance of a global security, DTC will credit on its book-entry registration and transfer system the accounts of persons designated by the initial purchaser with the respective principal amounts of the new notes represented by the global security. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of persons other than participants). The laws of some states require that some purchasers of securities take physical delivery of the securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a global security.

      So long as DTC or its nominee is the registered owner of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or Holder of the new notes represented by that global security for all purposes under the senior debt indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have new notes represented by that global security registered in their names, will not receive or be entitled to receive physical delivery of new notes in definitive form and will not be considered the owners or Holders thereof under the senior debt indenture. Principal and interest payments, if any, on new notes registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of the relevant global security. Neither we, the Trustee, any paying agent or the security registrar for the new notes will have any responsibility or liability for any aspect of the records relating to nor payments made on account of beneficial interests in a global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

      We expect that DTC or its nominee, upon receipt of any payment of principal or interest, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the relevant global security as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through these participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of the participants.

      Unless and until they are exchanged in whole or in part for new notes in definitive form, the global securities may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC. Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

      Cross-market transfers between DTC, on the one hand, and directly or indirectly through Euroclear or Clearstream participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (Brussels time). Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the global securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

      Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in the global securities from a DTC participant will be credited during the securities settlement processing day (which must be a business day for Euroclear or Clearstream, as the case may be) immediately following the DTC settlement date, and such credit of any transactions interests in the global securities settled during such processing day will be reported to the relevant Euroclear or Clearstream participant on such day. Cash received by Euroclear or Clearstream as a result of sales of interests in the global securities by or through a Euroclear or Clearstream participant to a DTC participant will be received with value on the DTC settlement date, but will be available in the relevant Euroclear or Clearstream cash account only as of the business day following settlement in DTC.

      If DTC at any time is unwilling or unable to continue as a depositary, defaults in the performance of its duties as depositary or ceases to be a clearing agency registered under the Exchange Act or other applicable statute or regulation, and a successor depositary is not appointed by us within 90 days, we will issue new notes in definitive form in exchange for the global securities relating to the new notes. In addition, we may at any time and in our sole discretion determine not to have the new notes or portions of the new notes represented by one or more global securities and, in that event, will issue individual new notes in exchange for the global security or securities representing the new notes. Further, if we so specify with respect to any new notes, an owner of a beneficial interest in a global security representing the new notes may, on terms acceptable to us and the depositary for the global security, receive individual new notes in exchange for the beneficial interest. In any such instance, an owner of a beneficial interest in a global security will be entitled to physical delivery in definitive form of new notes represented by the global security equal in principal amount to the beneficial interest, and to have the new notes registered in its name. new notes so issued in definitive form will be issued as registered new notes in denominations of $1,000 and integral multiples thereof, unless otherwise specified by us.

LISTING

      The new notes will be eligible to be traded on the Portal Market of the National Association of Securities Dealers, Inc. at the time of issuance.

                                     RATINGS

      S&P has assigned each series of old notes a rating of B+, Moody's has assigned each series of old notes a rating of B3 and Fitch has assigned each series of old notes a rating of B+. The terms of the new notes will be identical in all material respects to the terms of the old notes, except that the registration rights and related liquidated damages provisions and the transfer restrictions applicable to the old notes will not be applicable to the new notes. The new notes will have the same financial terms and covenants as the old notes, and will be subject to the same business and financial risks. The ratings mentioned above reflect only the views of such ratings agencies, and do not constitute a recommendation to buy, sell or hold securities. In general, ratings address credit risk. Each rating should be evaluated independently of any other rating. An explanation of the significance of such ratings may be obtained only from such rating agencies at the following addresses: Standard & Poor's, 25 Broadway, New York, New York 10004; Moody's Investors Service, Inc., 99 Church Street, New York, New York 10007; and Fitch, Inc., 1 State Street Plaza, New York, New York 10004. The security rating may be subject to revision or withdrawal at any time by the assigning rating organization, and, accordingly, there can be no assurance that such ratings will remain in effect for any period of time or that they will not be revised downward or withdrawn entirely by the rating agencies if, in their judgment, circumstances warrant. Neither CMS nor the Initial Purchasers have undertaken any responsibility to oppose any proposed downward revision or withdrawal of a rating on the old notes. Any such downward revision or withdrawal of such ratings may have an adverse effect on the market price of the new notes.

                               THE EXCHANGE OFFER

PURPOSE OF THE EXCHANGE OFFER

      We initially sold the old notes in a private offering to Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc. (the "INITIAL PURCHASERS") pursuant to a purchase agreement between us and them. The Initial Purchasers resold the old notes to qualified institutional buyers in reliance on, and subject to the restrictions imposed under, Rule 144A under the Securities Act. As of the date of this prospectus, $300 million of the old notes are outstanding.

EXCHANGE OFFER REGISTRATION

      In connection with the private offering of the old notes, we entered into a registration rights agreement with the Initial Purchasers pursuant to which we agreed, for the benefit of the Holders of the old notes, at our cost to:

      - within 240 days following the original issue date of the old notes, prepare and file with the SEC an Exchange Offer registration statement with respect to a proposed Exchange Offer and the issuance and delivery to the Holders, in exchange for the old notes of new notes, which will have terms identical in all material respects to the old notes, except that the new notes will not contain terms with respect to transfer restrictions and will not provide for the payment of additional interest under the circumstances described below;

      - use our reasonable best efforts to cause the exchange offer registration statement to be declared effective under the Securities Act within 330 days of the original issue date of the new notes;

      - use our reasonable best efforts to keep the exchange offer registration statement effective until the closing of the Exchange Offer; and

      - use our reasonable best efforts to cause the Exchange Offer to be consummated not later than 30 days following the effectiveness of the exchange offer registration statement.

      The new notes will be issued under the Indenture. Upon the effectiveness of the exchange offer registration statement, we will offer the new notes in exchange for surrender of the old notes. We will keep the Exchange Offer open for not less than 20 business days after the date notice of the Exchange Offer is mailed to the Holders of the old notes, or longer if required by applicable law.

      For each old note surrendered to us pursuant to the Exchange Offer and not withdrawn by the Holder, the Holder of the old note will receive a new note having a principal amount equal to that of the surrendered old note. Interest on each new note will accrue from the last date on which interest was paid on the old note surrendered in exchange or, if no interest has been paid on that old note, from the original issue date of the new notes.

SEC INTERPRETATIONS

      Based on existing interpretations of the Securities Act by the staff of the SEC in several no-action letters to third parties, and subject to the immediately following sentence, we believe that the new notes issued pursuant to the Exchange Offer may be offered for resale, resold or otherwise transferred by the Holders, other than Holders who are broker-dealers, without further compliance with the registration and prospectus delivery provisions of the Securities Act. Any purchaser of new notes, however, who is our affiliate or who intends to participate in the Exchange Offer for the purpose of distributing the new notes, or any participating broker-dealer who purchased the new notes for its own account, other than as a result of market-making activities or other trading activities, to resell pursuant to Rule 144A or any other available exemption under the Securities Act:

      - will not be able to rely on the interpretations by the staff of the SEC;

      -     will not be able to tender its old notes in the Exchange Offer; and

      - must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the new notes, unless the sale or transfer is made under an exemption from those requirements.

      We do not intend to seek our own interpretation regarding the Exchange Offer, and we cannot assure you that the staff of the SEC would make a similar determination with respect to the new notes as it has in other interpretations to third parties.

      Each Holder of old notes, other than specified Holders, who wishes to exchange such old notes for the related new notes in the Exchange Offer will be required to make representations that:

      -     it is not our affiliate;

      - the old notes being exchanged, and any new notes to be received by it, have been or will be acquired in the ordinary course of its business; and

      - it has no arrangement or understanding with any person to participate in the distribution, within the meaning of the Securities Act, of the new notes.

      In addition, in connection with resales of new notes, any participating broker-dealer must deliver a prospectus meeting the requirements of the Securities Act. The staff of the SEC has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to the new notes, other than a resale of an unsold allotment from the original sale of the new notes, with the prospectus contained in the exchange offer registration statement. Under the registration rights agreement, we have agreed, for a period of one year following the consummation of the Exchange Offer, to make available a prospectus meeting the requirements of the Securities Act to any participating broker-dealer for use in connection with any resale of any new notes acquired in the Exchange Offer.

SHELF REGISTRATION

      If:

      (1) we are not permitted to consummate the Exchange Offer because the Exchange Offer is not permitted by applicable law or SEC policy; or

      (2) upon notice to us by any Holder in specified circumstances, and

      (3) we are eligible to use Securities Act Form S-3

            we will, in addition to or instead of effecting the registration of the new notes pursuant to the exchange offer registration statement, as the case may be,

            (1) on or prior to 180 days after the earlier of any event in (1) or
      (2) above, file with the SEC a shelf registration statement covering resales of the old notes;

            (2) use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act not later than 270 days after the date of any event in (1) or (2) above;

            (3) use our reasonable best efforts to keep the shelf registration statement effective for two years; and

            (4) use our reasonable best efforts to ensure that the shelf registration statement and any amendment to the shelf registration statement and any prospectus included in the shelf registration statement conforms with the requirements of the Securities Act.

      We will, in the event of the filing of a shelf registration statement, provide to each Holder of old notes that are covered by the shelf registration statement copies of the prospectus that is a part of the shelf registration statement and notify each Holder when the shelf registration statement has become effective. A Holder of old notes that sells the old notes pursuant to the shelf registration statement generally will be required to be named as a selling security holder in the related prospectus, to deliver information to be used in connection with the shelf registration, and to deliver a prospectus to purchasers, will be subject to the civil liability provisions under the Securities Act in connection with the sales and will be bound by the provisions of the registration rights agreement that are applicable to the Holder, including indemnification obligations.

ADDITIONAL INTEREST

      We are making this Exchange Offer to satisfy our obligations and your registration rights under the registration rights agreement. If a registration default occurs, which means one of the following events occurs:

      - the exchange offer registration statement is not filed with the SEC on or prior to the 240th calendar day following the original issue date of the old notes;

      - the exchange offer registration statement is not declared effective on or prior to the 330th calendar day following the original issue date of the old notes;

      - the Exchange Offer is not consummated on or prior to the 30th calendar day following effectiveness of the exchange offer registration statement;

      - if required, a shelf registration statement with respect to the old notes is not filed with the SEC on or prior to the date specified above;

      - if required, a shelf registration statement with respect to the old notes is not declared effective on or prior to the date specified above; or

      - either the exchange offer registration statement or a shelf registration statement has been filed and declared effective but after its effective date ceases to be effective or is unusable for its intended purpose without being succeeded within 15 business days by a post-effective amendment to such registration statement that cures such failure and that is itself declared effective by the SEC within five business days;

then additional interest will accrue on the old notes, from and including the date on which any such registration default shall occur to, but excluding, the date on which the registration default has been cured, at the rate of 0.25% per annum during the 90-day period immediately following the occurrence of such registration default and shall increase by 0.25% per annum at the end of each subsequent 90-day period, but in no event shall such rate exceed 0.50% per annum. We will have no other liabilities for monetary damages with respect to our registration obligations. The receipt of additional interest will be the sole monetary remedy available to a Holder if we fail to meet these obligations.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS; TERMINATION

      The term "EXPIRATION DATE" shall mean September 29, 2004 unless we, in our sole discretion, extend the Exchange Offer, in which case the term "EXPIRATION DATE" shall mean the latest date to which the Exchange Offer is extended.

      To extend the Expiration Date, we will notify the Exchange Agent of any extension by oral or written notice and will notify the holders of the old notes by means of a press release or other public announcement prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Such announcement may state that we are extending the Exchange Offer for a specified period of time.

      We reserve the right :

      - to delay acceptance of any old notes, extend the Exchange Offer or terminate the Exchange Offer and not permit acceptance of the old notes not previously accepted if any of the conditions set forth herein under "--Conditions" shall have occurred and shall not have been waived by us, by giving oral or written notice of such delay, extension or termination to the Exchange Agent, or

      - to amend the terms of the Exchange Offer in any manner deemed by it to be advantageous to the holders of the old notes.

      Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the Exchange Agent. If the Exchange Offer is amended in a manner determined by us to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform the holders of the old notes of such amendment.

      Without limiting the manner in which we may choose to make public announcement of any delay, extension, amendment or termination of the Exchange Offer, we shall have no obligations to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

INTEREST ON THE NEW NOTES

Interest on the new notes will accrue from the last date on which interest was paid on the old notes, or, if no interest has been paid on such old notes, from the date of issuance of the new notes. Interest on the new notes is payable semiannually on February 1 and August 1 commencing August 1, 2004.

PROCEDURES FOR TENDERING

      To tender in the Exchange Offer, a holder must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon medallion guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile, together with any other required documents, to the Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date. In addition, either (i) a timely confirmation of a book-entry transfer (a "BOOK-ENTRY CONFIRMATION") of such old notes into the Exchange Agent's account at The Depositary (the "BOOK-ENTRY TRANSFER FACILITY") pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent prior to the Expiration Date or (ii) the holder must comply with the guaranteed delivery procedures described below. THE METHOD OF DELIVERY OF LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDERS. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTERS OF TRANSMITTAL OR OTHER REQUIRED DOCUMENTS SHOULD BE SENT TO CONSUMERS. Delivery of all documents must be made to the Exchange Agent at its address set forth below. Holders may also request their respective brokers, dealers, commercial banks, trust companies or nominees to effect such tender for such holders.

      The tender by a holder of old notes will constitute an agreement between such holder and CMS in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal. Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on his behalf.

      Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be medallion guaranteed by any member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor" institution within the meaning of Rule 17Ad-15 under the Exchange Act (each an "ELIGIBLE INSTITUTION") unless the old notes tendered pursuant thereto are tendered for the account of an Eligible Institution.

      If the Letter of Transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, such person should so indicate when signing, and unless waived by CMS, evidence satisfactory to CMS of their authority to so act must be submitted with the Letter of Transmittal.

      All questions as to the validity, form, eligibility (including time of receipt) and withdrawal of the tendered old notes will be determined by CMS, in its sole discretion, which determination will be final and binding. CMS reserves the absolute right to reject any and all old notes not properly tendered or any old notes which, if accepted, would, in the opinion of counsel for CMS, be unlawful. CMS also reserves the absolute right to waive any irregularities or conditions of tender as to particular old notes. CMS's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within such time as CMS shall determine. Neither CMS, the Exchange Agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of old notes, nor shall any of them incur any liability for failure to give such notification. Tenders of old notes will not be deemed to have been made until such irregularities have been cured or waived. Any old notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost to such holder by the Exchange Agent, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

      In addition, CMS reserves the right, in its sole discretion, subject to the provisions of the Indenture, to purchase or make offers for any old notes that remain outstanding subsequent to the Expiration Date or, as set forth under "--Conditions," to terminate the Exchange Offer in accordance with the terms of the Registration Rights Agreement, and to the extent permitted by applicable law, purchase old notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the Exchange Offer.

ACCEPTANCE OF OLD NOTES FOR EXCHANGE; DELIVERY OF NEW NOTES

      Upon satisfaction or waiver of all of the conditions to the Exchange Offer, all old notes properly tendered will be accepted promptly after the Expiration Date, and the new notes will be issued promptly after acceptance of the old notes. See "--Conditions." For purposes of the Exchange Offer, the old notes shall be deemed to have been accepted as validly tendered for exchange when CMS gives oral or written notice to the Exchange Agent.

      In all cases, issuance of new notes for old notes that are accepted for exchange pursuant to the Exchange Offer will be made only after the Exchange Agent has timely received a Book-Entry Confirmation of such old notes into its account at the Book-Entry Transfer Facility and a properly completed and duly executed Letter of Transmittal and all other required documents. If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer, such unaccepted or such nonexchanged old notes will be credited to an account maintained with such Book- Entry Transfer Facility as promptly as practicable after the expiration or termination of the Exchange Offer.

BOOK-ENTRY TRANSFER

      The Exchange Agent will make a request to establish an account with respect to the old notes at the Book-Entry Transfer Facility for purposes of the Exchange Offer within two business days after the date of this prospectus. Any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of old notes by causing the Book-Entry Transfer Facility to transfer such old notes into the Exchange Agent's account at the Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for transfer. However, the Letter of Transmittal (or facsimile) thereof with any required signature guarantees and any other required documents must, in any case, be transmitted to and received by the Exchange Agent at one of the addresses set forth under "--Exchange Agent" on or prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with.

GUARANTEED DELIVERY PROCEDURES

      If the procedures for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

      -     the tender is made through an Eligible Institution;

      - prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) and Notice of Guaranteed Delivery, substantially in the form provided by CMS (by facsimile transmission, mail or hand delivery), setting forth the name and address of the holder of old notes and the amount of old notes tendered, stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange, Inc.

            ("NYSE") trading days after the date of execution of the Notice of Guaranteed Delivery, a Book- Entry Confirmation and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent, and

      - a Book-Entry Confirmation and all other documents required by the Letter of Transmittal are received by the Exchange Agent within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

WITHDRAWAL OF TENDERS

      Tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

      For a withdrawal to be effective, a written notice of withdrawal must be received by the Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date at one of the addresses set forth under "--Exchange Agent." Any such notice of withdrawal must specify:

      - the name and number of the account at the Book-Entry Transfer Facility from which the old notes were tendered;

      -     identify the principal amount of the old notes to be withdrawn; and

      - specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn old notes and otherwise comply with the procedures of such Book-Entry Transfer Facility.

All questions as to the validity, form and eligibility (including time of receipt) of such notice will be determined by CMS, whose determination shall be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any old notes which have been tendered for exchange but which are not exchanged for any reason will be credited to an account maintained with such Book-Entry Transfer Facility for the old notes as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn old notes may be retendered by following one of the procedures described under "--Procedures for Tendering" and "--Book-Entry Transfer" at any time on or prior to the Expiration Date.

CONDITIONS

      Notwithstanding any other term of the Exchange Offer, old notes will not be required to be accepted for exchange, nor will new notes be issued in exchange for any old notes, and CMS may terminate or amend the Exchange Offer as provided herein before the acceptance of such old notes, if, because of any change in law, or applicable interpretations thereof by the SEC, CMS determines that it is not permitted to effect the Exchange Offer. CMS has no obligation to, and will not knowingly, permit acceptance of tenders of old notes from affiliates of CMS or from any other holder or holders who are not eligible to participate in the Exchange Offer under applicable law or interpretations thereof by the staff of the SEC, or if the new notes to be received by such holder or holders of old notes in the Exchange Offer, upon receipt, will not be tradable by such holder without restriction under the Securities Act and the Exchange Act and without material restrictions under the "blue sky" or securities laws of substantially all of the states of the United States. Other than the United States federal and state securities laws we do not need to satisfy any regulatory requirements or obtain any regulatory approvals to conduct the Exchange Offer.

EXCHANGE AGENT

      J.P. Morgan Trust Company, N.A. has been appointed as Exchange Agent for the Exchange Offer. Questions and requests for assistance and requests for additional copies of this prospectus or of the Letter of Transmittal should be directed to the Exchange Agent addressed as follows:

      By Certified or Registered Mail:      By Overnight Courier or Hand:
      J.P. Morgan Trust Company, N.A.      J.P. Morgan Trust Company, N.A.
        Institutional Trust Services        Institutional Trust Services
               P.O. Box 2320                2001 Bryan Street, 9th Floor
          Dallas, Texas 75221-2320               Dallas, Texas 75201
           Attention: Frank Ivins              Attention: Frank Ivins

                              Confirm By Telephone:
                                 (800) 275-2048

FEES AND EXPENSES

      The expenses of soliciting tenders pursuant to the Exchange Offer will be borne by CMS. The principal solicitation for tenders pursuant to the Exchange Offer is being made by mail; however, additional solicitations may be made by telephone, facsimile or in person by officers and regular employees of CMS.

      CMS will not make any payments to brokers, dealers or other persons soliciting acceptances of the Exchange Offer. CMS, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse the Exchange Agent for its reasonable out-of-pocket expenses in connection therewith.

      The expenses to be incurred in connection with the Exchange Offer will be paid by CMS, including fees and expenses of the Exchange Agent and the Trustee, and accounting, legal, printing and related fees and expenses.

      CMS will pay all transfer taxes, if any, applicable to the exchange of old notes pursuant to the Exchange Offer. If, however, new notes or old notes for principal amounts not tendered or accepted for exchange are to be registered or issued in the name of any person other than the registered holder of the old notes tendered, or if tendered old notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of old notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

RESALE OF NEW NOTES

      Based on an interpretation by the staff of the SEC set forth in no-action letters issued to third parties, CMS believes that new notes issued pursuant to the Exchange Offer in exchange for old notes may be offered for resale, resold and otherwise transferred by any owner of such new notes (other than any such owner which is an "affiliate" of CMS within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such new notes are acquired in the ordinary course of such owner's business and such owner does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of such new notes. Any owner of old notes who tenders in the Exchange Offer with the intention to participate, or for the purpose of participating, in a distribution of the new notes may not rely on the position of the staff of the SEC enunciated in Exxon Capital Holdings Corporation (available May 13, 1988, as interpreted in the SEC's letter to Shearman & Sterling dated July 2, 1993), Morgan Stanley & Co., Incorporated (available June 5, 1991), Warnaco, Inc. (available June 5, 1991), and Epic Properties, Inc. (available October 21, 1991) or similar no-action letters (collectively the "NO-ACTION LETTERS") but rather must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. In addition, any such resale transaction should be covered by an effective registration statement containing the selling security holders' information required by Item 507 of Regulation S-K of the Securities Act. Each broker-dealer that receives new notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, may be a statutory underwriter and must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such new notes.

      By tendering in the Exchange Offer, each holder (or DTC participant, in the case of tenders of interests in old notes held in a global security held by
DTC) will represent to CMS (which representation may be contained the

Letter of Transmittal) to the effect that (A) it is not an affiliate of CMS, (B) it is not engaged in, and does not intend to engage in, and has no arrangement or understanding with any person to participate in, a distribution of the new notes to be issued in the Exchange Offer and (C) it is acquiring the new notes in its ordinary course of business. Each holder will acknowledge and agree that any broker-dealer and any such holder using the Exchange Offer to participate in a distribution of the new notes acquired in the Exchange Offer (1) could not under SEC policy as in effect on the date of the Registration Rights Agreements rely on the position of the SEC enunciated in the No-Action Letters, and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction and that such a secondary resale transaction must be covered by an effective registration statement containing the selling security holder information required by Item 507 or 508, as applicable, of Regulation S-K if the resales are of new notes obtained by such holder in exchange for old notes acquired by such holder directly from CMS or an affiliate thereof.

      To comply with the securities laws of certain jurisdictions, it may be necessary to qualify for sale or to register the new notes prior to offering or selling such new notes. CMS has agreed, pursuant to the Registration Rights Agreements and subject to certain specified limitations therein, to cooperate with selling holders or underwriters in connection with the registration and qualification of the new notes for offer or sale under the securities or "blue sky" laws of such jurisdictions as may be necessary to permit the holders of new notes to trade the new notes without any restrictions or limitations under the securities laws of the several states of the United States.

CONSEQUENCES OF FAILURE TO EXCHANGE

      Holders of old notes who do not exchange their old notes for new notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such old notes as set forth in the legend thereon as a consequence of the issuance of the old notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the old notes may not be registered under the Securities Act, except pursuant to a transaction not subject to, the Securities Act and applicable state securities laws. CMS does not currently anticipate that it will register the old notes under the Securities Act. To the extent that old notes are tendered and accepted in the Exchange Offer, the trading market for untendered and tendered but unaccepted old notes could be adversely affected.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
               AND RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED
                                  JUNE 30, 2004

      This Management's Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2004 (the "10-Q MD&A") refers to CMS' Condensed Notes to Consolidated Financial Statements for the six months ended June 30, 2004 and should be read in conjunction with such June 30, 2004 Financial Statements (the "JUNE 30, 2004 FINANCIAL STATEMENTS") beginning on page F-2. The June 30, 2004 Financial Statements contain detailed information that should be referred to in conjunction with the following 10-Q MD&A. The 10-Q MD&A also describes material contingencies in CMS' Condensed Notes to the June 30, 2004 Financial Statements, and CMS encourages readers to review these Notes. All Note references within the 10-Q MD&A refer to CMS' Condensed Notes to the June 30, 2004 Financial Statements. Please refer to the Glossary beginning on page 146 of this prospectus for definitions of certain capitalized terms used in the 10-Q MD&A.

EXECUTIVE OVERVIEW

      CMS Energy is an integrated energy company with a business strategy focused primarily in Michigan. We are the parent holding company of Consumers and Enterprises. Consumers is a combination electric and gas utility company serving Michigan's Lower Peninsula. Enterprises, through various subsidiaries and equity investments, is engaged in domestic and international diversified energy businesses including: independent power production and natural gas transmission, storage and processing. We manage our businesses by the nature of services each provides and operate principally in three business segments: electric utility, gas utility, and enterprises.

      We earn our revenue and generate cash from operations by providing electric and natural gas utility services, electric power generation, gas transmission, storage, and processing. Our businesses are affected by weather, especially during the key heating and cooling seasons, economic conditions, particularly in Michigan, regulation and regulatory issues that primarily affect our gas and electric utility operations, interest rates, our debt credit rating, and energy commodity prices.

      Our strategy involves rebuilding our balance sheet and refocusing on our core strength: superior utility operation and service. Over the next few years, we expect this strategy to reduce our parent company debt substantially, improve our debt ratings, grow earnings at a mid-single digit rate, restore a meaningful dividend, and position the company to make new investments consistent with our strengths. In the near term, our new investments will focus on the utility.

      We face important challenges in the future. We continue to lose industrial and commercial customers to alternative electric suppliers without receiving compensation for stranded costs caused by the lost sales. As of July 2004, we have lost 858 MW or 11 percent of our electric load to these alternative electric suppliers. Based on current trends, we predict load loss by year-end to be in the range of 900 MW to 1,100 MW. However, no assurance can be made that the actual load loss will be greater or less than that range. Existing state legislation encourages competition and provides for recovery of stranded costs, but the MPSC has not yet authorized stranded cost recovery. We continue to seek resolution of this issue. In July 2004, several bills were introduced into the Michigan Senate that could change Michigan's Customer Choice Act.

      Further, higher natural gas prices have harmed the economics of the MCV Partnership and we are seeking approval from the MPSC to change the way the facility is used. Our proposal would reduce gas consumption by an estimated 30 to 40 bcf per year while improving the MCV Partnership's financial performance with no change to customer rates. A portion of the benefits from the proposal will support additional renewable resource development in Michigan. Resolving the issue is critical for our shareowners and customers.

      Our gas business faces market and regulatory uncertainties relating to gas costs. We attempt to minimize these uncertainties by fully recovering what we spend to purchase the gas through the GCR process. We currently have a GCR year 2003-2004 reconciliation on file with the MPSC.

      We are focused on further reducing our business risk and leverage, while growing the equity base of our company. Much of our asset sales program is complete; we are engaged in selling the remaining businesses that are not strategic to us. This creates volatility in earnings as we recognize foreign currency translation account losses at the time of sale, but it is the right strategic direction for our company. We are also working to resolve outstanding litigation that stemmed from energy trading and gas index price reporting activities in 2001 and earlier.

      Our business plan is targeted at predictable earnings growth and debt reduction. We are now over a year into our plan to reduce, by about half, the debt of CMS Energy over a five-year period. The result of these efforts will be a strong, reliable energy company that will be poised to take advantage of opportunities for further growth.

RESTATEMENT OF 2003 FINANCIAL STATEMENTS

      Our financial statements as of and for the three and six months ended June 30, 2003, as presented in this Form 10-Q, have been restated for the following matters that were disclosed previously in Note 19, Quarterly Financial and Common Stock Information (Unaudited), in our 2003 Form 10-K/A:

      - International Energy Distribution, which includes SENECA and CPEE, is no longer considered "discontinued operations," due to a change in our expectations as to the timing of the sales,

      - certain derivative accounting corrections at our equity affiliates, and

      - the net loss recorded in the second quarter of 2003 relating to the sale of Panhandle, reflected as Discontinued Operations, was understated by approximately $14 million, net of tax.

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

      Under Revised FASB Interpretation No. 46, we are the primary beneficiary of several entities, most notably the MCV Partnership and the FMLP. As a result, we have consolidated the assets, liabilities, and activities of these entities into our financial statements as of and for the three and six months ended June 30, 2004. These entities are reported as equity method investments in our financial statements as of and for the three and six months ended June 30, 2003. Therefore, the consolidation of these entities had no impact on our consolidated net income for the three and six months ended June 30, 2004. For additional details, see Note 11, Implementation of New Accounting Standards.

FORWARD-LOOKING STATEMENTS AND RISK FACTORS

      This Form 10-Q and other written and oral statements that we make contain forward-looking statements as defined in Rule 3b-6 of the Exchange Act, as amended, Rule 175 of the Securities Act of 1933, as amended, and relevant legal decisions. Our intention with the use of such words as "may," "could," "anticipates," "believes," "estimates," "expects," "intends," "plans," and other similar words is to identify forward-looking statements that involve risk and uncertainty. We designed this discussion of potential risks and uncertainties to highlight important factors that may impact our business and financial outlook. We have no obligation to update or revise forward-looking statements regardless of whether new information, future events or any other factors affect the information contained in the statements. These forward-looking statements are subject to various factors that could cause our actual results to differ materially from the results anticipated in these statements. Such factors include our inability to predict and/or control:

      - the efficient sale of non-strategic or under-performing domestic or international assets and discontinuation of certain operations,

      - capital and financial market conditions, including the price of CMS Energy Common Stock and the effect of such market conditions on the Pension Plan, interest rates, and availability of financing to CMS Energy, Consumers, or any of their affiliates, and the energy industry,

      -     ability to access the capital markets successfully,

      - market perception of the energy industry, CMS Energy, Consumers, or any of their affiliates,

      -     credit ratings of CMS Energy, Consumers, or any of their affiliates,

      -     currency fluctuations, transfer restrictions, and exchange controls,

      - factors affecting utility and diversified energy operations such as unusual weather conditions, catastrophic weather-related damage, unscheduled generation outages, maintenance or repairs, environmental incidents, or electric transmission or gas pipeline system constraints,

      - international, national, regional, and local economic, competitive, and regulatory policies, conditions and developments,

      - adverse regulatory or legal decisions, including environmental laws and regulations,

      - the impact of adverse natural gas prices on the MCV Partnership investment, regulatory decisions concerning the MCV Partnership RCP, and regulatory decisions that limit our recovery of capacity and fixed energy payments,

      - federal regulation of electric sales and transmission of electricity including re-examination by federal regulators of the market-based sales authorizations by which our subsidiaries participate in wholesale power markets without price restrictions, and proposals by the FERC to change the way it currently lets our subsidiaries and other public utilities and natural gas companies interact with each other,

      - energy markets, including the timing and extent of unanticipated changes in commodity prices for oil, coal, natural gas, natural gas liquids, electricity, and certain related products due to lower or higher demand, shortages, transportation problems, or other developments,

      - potential disruption, expropriation or interruption of facilities or operations due to accidents, war, terrorism, or changing political conditions and the ability to obtain or maintain insurance coverage for such events,

      - nuclear power plant performance, decommissioning, policies, procedures, incidents, and regulation, including the availability of spent nuclear fuel storage,

      - technological developments in energy production, delivery, and usage,

      -     achievement of capital expenditure and operating expense goals,

      - changes in financial or regulatory accounting principles or policies,

      - outcome, cost, and other effects of legal and administrative proceedings, settlements, investigations and claims, including particularly claims, damages, and fines resulting from round-trip trading and inaccurate commodity price reporting, including investigations by the DOJ regarding round-trip trading and price reporting,

      - limitations on our ability to control the development or operation of projects in which our subsidiaries have a minority interest,

      - disruptions in the normal commercial insurance and surety bond markets that may increase costs or reduce traditional insurance coverage, particularly terrorism and sabotage insurance and performance bonds,

      - other business or investment considerations that may be disclosed from time to time in CMS Energy's or Consumers' SEC filings or in other publicly issued written documents, and

      - other uncertainties that are difficult to predict, and many of which are beyond our control.

RESULTS OF OPERATIONS

      Our business plan focuses on strengthening our balance sheet and improving financial liquidity through debt reduction and aggressive cost management. The sale of non-strategic and under-performing assets has generated cash to reduce debt, reduced business risk, and will provide for more predictable future earnings.

CMS ENERGY CONSOLIDATED RESULTS OF OPERATIONS

                                                                 In Millions (except for per share amounts)
                                                                 ------------------------------------------
                                                                                  Restated
              Three months ended June 30                            2004            2003           Change
------------------------------------------------------          ------------    ------------    ------------
Net Income (Loss) Available to Common Stock                     $         16    $        (65)   $         81
Basic Earnings (Loss) Per Share                                 $       0.10    $      (0.45)   $       0.55
Diluted Earnings (Loss) Per Share                               $       0.10    $      (0.45)   $       0.55
                                                                ------------    ------------    ------------

Electric utility                                                $         27    $         35    $         (8)
Gas utility                                                                1               5              (4)
Enterprises                                                               38               8              30
Corporate interest and other                                             (50)            (60)             10
Discontinued operations                                                    -             (53)             53
                                                                ------------    ------------    ------------
CMS Energy Net Income (Loss) Available to Common Stock          $         16    $        (65)   $         81
                                                                ============    ============    ============

      For the three months ended June 30, 2004, our net income was $16 million, compared to a loss of $65 million for the three months ended June 30, 2003. The $81 million increase in net income primarily reflects:

       - the absence of a $53 million loss from discontinued operations recorded in 2003, comprised mainly of the loss on the sale of Panhandle,

       - the absence of a $31 million deferred tax asset valuation reserve established in 2003,

       - an $11 million increase in mark-to-market valuation adjustments on interest rate swaps and power contracts, and

       - a $6 million reduction in funded benefits expense primarily due to the OPEB plans accounting for the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 and the positive impact of prior year pension plan contributions on pension plan asset returns.

      These increases were partially offset by:

       - the absence of a $30 million Michigan Single Business Tax refund received in 2003, and

       - a reduction in the Utility's net income resulting primarily from industrial and commercial customers choosing different electricity suppliers and decreased gas deliveries caused primarily by milder weather.

      For further information, see the individual results of operations for each CMS Energy business segment within this MD&A.

                                                     In Millions (except for per share amounts)
                                                     ------------------------------------------
                                                                      Restated
           Six months ended June 30                     2004            2003           Change
-----------------------------------------------     ------------    ------------    ------------
Net Income Available to Common Stock                $          9    $         17    $         (8)
Basic Earnings Per Share                            $       0.06    $       0.12    $      (0.06)
Diluted Earnings Per Share                          $       0.06    $       0.14    $      (0.08)
                                                    ------------    ------------    ------------

Electric utility                                    $         75    $         86    $        (11)
Gas utility                                                   57              59              (2)
Enterprises                                                  (23)             29             (52)
Corporate interest and other                                 (98)           (111)             13
Discontinued operations                                       (2)            (22)             20
Accounting changes                                             -             (24)             24
                                                    ------------    ------------    ------------
CMS Energy Net Income Available to Common Stock     $          9    $         17    $         (8)
                                                    ============    ============    ============

      For the six months ended June 30, 2004, our net income was $9 million, compared to net income of $17 million for the six months ended June 30, 2003. The $8 million decrease in income reflects:

       -    an $81 million charge to earnings related to the sale of Loy Yang,

       - the absence of a $30 million Michigan Single Business Tax refund received in 2003, and

       - a reduction in the Utility's net income resulting primarily from industrial and commercial customers choosing different electricity suppliers and decreased gas deliveries caused primarily by milder weather.

      These decreases were partially offset by:

       - the exclusion in 2004 of a $24 million charge for changes in accounting that occurred in the first quarter of 2003,

       - the absence of a $31 million deferred tax asset valuation reserve established in 2003,

       - the decrease of $20 million in the net loss from discontinued operations resulting from the sale of Panhandle and other businesses in 2003,

       - a $31 million increase in mark-to-market valuation adjustments on interest rate swaps and power contracts, and

       - a $13 million reduction in funded benefits expense primarily due to the OPEB plans accounting for the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 and the positive impact of prior year pension plan contributions on pension plan asset returns.

      For further information, see the individual results of operations for each CMS Energy business segment within this MD&A.

ELECTRIC UTILITY RESULTS OF OPERATIONS

                                                     In Millions
      June 30                            2004  2003    Change
------------------                       ----  ----    ------
Three months ended                       $ 27  $ 35    $   (8)
Six months ended                         $ 75  $ 86    $  (11)
                                         ====  ====    ======

                                                   Three Months Ended June 30,     Six Months Ended
                                                           2004 vs. 2003        June 30, 2004 vs. 2003
                                                   ---------------------------  ----------------------
Reasons for the change:
Electric deliveries                                           $(10)                       $(20)
Power supply costs and related revenue                          (2)                         (8)
Other operating expenses, non-commodity
revenue and other income                                        13                          26
General taxes                                                  (14)                        (10)
Fixed charges                                                    -                          (6)
Income taxes                                                     5                           7
                                                              ----                        ----
Total change                                                  $ (8)                       $(11)
                                                              ====                        ====

      ELECTRIC DELIVERIES: Electric deliveries, including transactions with other wholesale marketers, other electric utilities, and customers choosing alternative suppliers increased 0.7 billion kWh or 7.2 percent and 1.0 billion kWh or 5.4 percent for the three and six months ended June 30, 2004 versus the same periods in 2003. The corresponding increases in electric delivery revenue for both periods were offset by tariff revenue reductions and decreased sales margins from deliveries to customers choosing alternative electric suppliers.

      The tariff revenue reductions, which began January 1, 2004, were equivalent to the Big Rock nuclear decommissioning surcharge in effect when our electric retail rates were frozen from June 2000 through December 31, 2003. The tariff revenue reductions were reclassified for capped customers as increases to PSCR revenues. The increased PSCR revenues helped negate possible losses attributable to the underrecovery of PSCR costs for these customers, primarily the residential and small commercial classes. In fact, the revenue reclassification contributed to the overrecovery of PSCR revenues in excess of PSCR costs in these customer classes for the three and six months ended June 30, 2004. In 2004, to the extent we have PSCR overrecoveries, the overrecovery must be reserved for possible future refund. The tariff revenue reductions have decreased electric delivery revenues by approximately $9 million in the second quarter of 2004, and $18 million in the first six months of 2004 versus 2003. The tariff revenue reductions are expected to decrease electric delivery revenues by $35 million for the full year of 2004 versus the full year of 2003.

      For the three and six months ended June 30, 2004, the overall decline in electric delivery revenues was offset partially by increased sales to residential customers due to warmer weather versus the same periods in 2003.

      POWER SUPPLY COSTS AND RELATED REVENUE: In 2003, our power supply cost rate of recovery was a fixed amount per kWh, as required under the Customer Choice Act. Therefore, power supply-related revenue in excess of actual power supply costs increased operating income. By contrast, if power supply-related revenues had been less than actual power supply costs, the impact would have decreased operating income. In 2004, our recovery of power supply costs is no longer fixed, but is instead restricted to a pre-defined limit for certain customer classes. The customer classes that have a pre-defined limit, or cap, on the level of power supply costs they can be charged are primarily the residential and small commercial customer classes. In 2004, to the extent our power supply-related revenues are in excess of actual power supply costs, this former benefit is reserved for possible future refund. This change in the treatment of excess power supply revenues over power supply costs decreased operating income for the three and six months ended June 30, 2004 versus the same periods in 2003.

      OTHER OPERATING EXPENSES, NON-COMMODITY REVENUE AND OTHER INCOME: In the three months ended June 30, 2004, other operating expenses decreased $1 million, non-commodity revenue increased $1 million, and other income increased $11 million versus the same period in 2003. The increase in other income relates primarily to interest income recognized in relation to capital expenditures in excess of depreciation as allowed by the Customer Choice Act. This Act also enabled us to defer depreciation expense on the excess of capital expenditures over our depreciation base, contributing to a reduction in operating expenses for the second quarter of 2004 versus the same period in 2003. Higher other operating expenses substantially offset the reduction in electric depreciation expense.

      In the six months ended June 30, 2004, other operating expenses decreased $6 million and other income increased $20 million versus the same period in 2003. The increase in other income relates primarily to interest income recognized in relation to capital expenditures in excess of depreciation, as allowed by the Customer Choice Act. Operating expense decreases reflect lower benefit costs and our ability to defer depreciation expense on the excess of capital expenditures over our depreciation base, as allowed by the Customer Choice Act.

      GENERAL TAXES: General taxes increased in the three and six months ended June 30, 2004 versus the same periods in 2003 primarily due to reductions in the MSBT expense in 2003. The 2003 reduction was primarily due to CMS Energy having received approval to file consolidated tax returns for the years 2000 and 2001. The taxable income for these years was lower than the amount used to make estimated MSBT payments. These returns were filed in the second quarter of 2003.

      FIXED CHARGES: Fixed charges increased in the six months ended June 30, 2004 versus the same periods in 2003 due to higher average debt levels, partially offset by a reduction in the average rates of interest. The average rate of interest dropped 79 basis points and 60 basis points for the three and six month periods ended June 30, 2004 versus the same periods in 2003.

      INCOME TAXES: In the three and six months ended June 30, 2004, income taxes decreased versus the same periods in 2003 primarily due to lower earnings by the electric utility, and the OPEB Medicare Part D federal subsidy that is exempt from federal taxation.

GAS UTILITY RESULTS OF OPERATIONS

                                                                   In Millions
------------------------------------------------------------------------------
     June 30                                         2004  2003       Change
------------------                                   ----  ----    -----------
Three months ended                                   $  1  $  5    $        (4)
Six months ended                                     $ 57  $ 59    $        (2)
                                                     ====  ====    ===========

                                                     Three Months Ended June 30,  Six Months Ended June 30,
           Reasons for the change:                          2004 vs. 2003               2004 vs. 2003
-----------------------------------------------      ---------------------------  -------------------------
Gas deliveries                                                  $(7)                        $(21)
Gas rate increase                                                 2                           11
Gas wholesale and retail services and other gas
 revenues                                                         1                            3
Operation and maintenance                                         -                           (2)
General taxes, depreciation, and other income                    (3)                           3
Fixed charges                                                    (2)                          (6)
Income taxes                                                      5                           10
                                                                ---                         ----
Total change                                                    $(4)                        $ (2)
                                                                ===                         ====

      GAS DELIVERIES: For the three months ended June 30, 2004, the more profitable non-transportation gas deliveries decreased 4.9 bcf or 13.6 percent primarily due to milder weather. The less profitable transportation gas deliveries increased 5.2 bcf or 21.0 percent due to increased MCV Facility generation. Overall, gas deliveries, including miscellaneous transportation, increased 0.3 bcf or 0.5 percent versus the same period in 2003.

      For the six months ended June 30, 2004, gas deliveries, including miscellaneous transportation, decreased 6.7 bcf or 2.9 percent versus the same period in 2003 primarily due to milder weather.

      GAS RATE INCREASE: In December 2003, the MPSC issued an interim gas rate order authorizing a $19 million annual increase to gas tariff rates. As a result of this order, gas revenues increased for the three and six months ended June 30, 2004 versus the same periods in 2003.

      GAS WHOLESALE AND RETAIL SERVICES AND OTHER GAS REVENUES: For the three and six months ended June 30, 2004, wholesale and retail services and other gas revenues increased due primarily to increased gas transportation and storage revenues versus the same periods in 2003.

      OPERATION AND MAINTENANCE: For the six months ended June 30, 2004, increased expenditures on safety, reliability, and customer service were offset partially by reduced benefit costs compared to the same period in 2003.

      GENERAL TAXES, DEPRECIATION, AND OTHER INCOME: For the three months ended June 30, 2004 versus the same period in 2003, general tax expense increased $5 million due to higher MSBT expense and depreciation expense decreased $2 million. The increase in MSBT expense is primarily due to CMS Energy having received approval to file consolidated tax returns for the years 2000 and 2001. The taxable income for these years was lower than the amount used to make estimated MSBT payments. These returns were filed in the second quarter of 2003. The reduced depreciation expense relates to decreases in depreciation rates authorized by the MPSC's December 2003 interim rate order.

      For the six months ended June 30, 2004, general tax expense increased $4 million due to higher MSBT expense, depreciation expense decreased $8 million, and other income decreased $1 million versus the same period in 2003. The increase in MSBT expense is primarily due to CMS Energy having received approval to file consolidated tax returns for the years 2000 and 2001. The taxable income for these years was lower than the amount used to make estimated MSBT payments. These returns were filed in the second quarter of 2003. The reduced depreciation expense relates to decreases in depreciation rates authorized by the MPSC's December 2003 interim rate order.

      FIXED CHARGES: Fixed charges increased in the three and six months ended June 30, 2004 versus the same periods in 2003 due to higher average debt levels, partially offset by a reduction in the average rate of interest. The average rate of interest dropped 79 basis points and 60 basis points for the three and six month periods ended June 30, 2004 versus the same periods in 2003.

      INCOME TAXES: For the three and six months ended June 30, 2004 versus the same periods in 2003, income taxes decreased due to the income tax treatment of items related to plant, property, and equipment as required by past MPSC rulings, the decreased earnings of the gas utility, and the OPEB Medicare Part D federal subsidy that is exempt from federal taxation.

ENTERPRISES RESULTS OF OPERATIONS

                                                             In Millions
                                                             ------------
     June 30                    2004             2003           Change
------------------          ------------     ------------    ------------
Three months ended          $         38     $          8    $         30
Six months ended            $        (23)    $         29    $        (52)

                                                                Three Months Ended June 30,   Six Months Ended June 30,
                                                                       2004 vs. 2003                2004 vs. 2003
Reasons for the change:                                         ---------------------------   -------------------------
Results of FASB Interpretation No. 46 Entities                            $  (5)                        $ (11)
Reasons for change excluding FIN No. 46:
 Operating revenues                                                         (50)                         (403)
 Cost of gas and purchased power                                             61                           436
 Earnings from equity method investees                                       10                            (2)
 Operation and maintenance                                                    8                             9
 General taxes, depreciation, and other income                               (3)                            2
 Asset impairment charges                                                     3                          (127)
 Fixed charges                                                               19                            18
 Income taxes                                                               (13)                           26
                                                                          -----                         -----
Total change                                                              $  30                         $ (52)
                                                                          =====                         =====

      FASB INTERPRETATION NO. 46, CONSOLIDATION OF VARIABLE INTEREST ENTITIES:
Due to the implementation of FIN No. 46, certain equity investments included in equity earnings in 2003, were determined to be variable interest entities and are now consolidated in our results of operations for 2004. The net decrease in earnings, due to the results of these entities, was $5 million for the three months ended June 30, 2004 and $11 million for the six months ended June 30, 2004. These decreases were primarily due to increased fuel and dispatch costs for 2004.

      OPERATING REVENUES AND COST OF GAS AND PURCHASED POWER: For the three months ended June 30, 2004, operating revenues and related cost of gas and purchased power decreased versus the same period in 2003 due to the continued streamlining of CMS ERM.

      For the six months ended June 30, 2004, operating revenues and related cost of gas and purchased power decreased versus the same period in 2003. The decrease was primarily the result of the sale of CMS ERM Wholesale Gas and Power contracts and the absence of mark-to-market valuation adjustments associated with these contracts.

      EARNINGS FROM EQUITY METHOD INVESTEES: Earnings from equity method investees increased due to mark-to-market valuation adjustments related to interest rate swaps of $21 million for the three months ended June 30, 2004 and $15 million for the six months ended June 30, 2004 versus the same periods in 2003. The increase from interest rate swaps was offset partially by the impact of the Argentine government's natural gas export restrictions on the results of GasAtacama, and a deferred tax credit at Jorf Lasfar in 2003.

      OPERATION AND MAINTENANCE: For the three and six months ended June 30, 2004, operation and maintenance expense decreased versus the same period of 2003. Lower expenses in 2004 were primarily due to streamlining and business reduction at CMS ERM.

      GENERAL TAXES, DEPRECIATION AND OTHER INCOME, NET: For the three months ended June 30, 2004, general tax, depreciation and other income decreased operating income versus the same period in 2003, primarily as a result of foreign exchange losses offset partially by lower depreciation and general taxes due to the streamlining and business reduction at CMS ERM.

      For the six months ended June 30, 2004, general tax, depreciation and other income increased operating income versus the same period in 2003, as a result of lower depreciation and general taxes due to the streamlining and business reduction at CMS ERM.

      ASSET IMPAIRMENT CHARGES: For the three months ended June 30, 2004, there were no asset impairment charges versus the same period in 2003, which included $3 million of asset impairment charges primarily at International Energy Distribution.

      For the six months ended June 30, 2004, asset impairment charges increased versus the same period in 2003 due to an impairment charge recorded in 2004 to recognize the reduction in fair value of Loy Yang.

      FIXED CHARGES: For the three and six months ended June 30, 2004, versus the same periods in 2003, fixed charges decreased due to lower average debt levels and lower average interest rates primarily resulting from the payoff of a short-term revolving credit line held by CMS Enterprises during 2003.

      INCOME TAXES: For the three months ended June 30, 2004, income taxes increased versus the same period in 2003 primarily due to higher earnings.

      For the six months ended June 30, 2004, income taxes decreased versus the same period in 2003 due to the impairment charge for Loy Yang.

OTHER RESULTS OF OPERATIONS

                                                          In Millions
----------------------------------------------------------------------
      June 30                2004             2003           Change
------------------       ------------     ------------    ------------
Three months ended       $        (50)    $        (60)   $         10
Six months ended         $        (98)    $       (111)   $         13

      For the three months ended June 30, 2004, corporate interest expense and other net expenses were $50 million, a decrease of $10 million from the three months ended June 30, 2003. The decrease reflects the absence of a $24 million deferred tax asset valuation reserve established in 2003 and also reflects $10 million of lower interest expense. This decrease was offset partially by the absence in 2004 of a $20 million MSBT refund amount that we received in 2003 and a $4 million increase in operating expenses that were not billed to subsidiaries.

      For the six months ended June 30, 2004, corporate interest and other net expenses were $98 million, a decrease of $13 million from the six months ended June 30, 2003. The decrease reflects the absence of a $24 million deferred tax asset valuation reserve established in 2003 and $8 million of lower interest expense. This decrease was offset partially by the absence of a $20 million MSBT refund in 2003.

      OTHER: At June 30, 2004, Discontinued Operations includes Parmelia. At June 30, 2003, Discontinued Operations included CMS Field Services, Marysville, and Parmelia. For additional details, see Note 2, Discontinued Operations, Other Asset Sales, Impairments, and Restructuring.

      A $24 million loss for the cumulative effect of changes in accounting principle was recognized in the first quarter of 2003; $23 million was due to EITF Issue No. 02-03; $1 million was due to SFAS No. 143.

CRITICAL ACCOUNTING POLICIES

      The following accounting policies are important to an understanding of our results of operations and financial condition and should be considered an integral part of our MD&A:

       - use of estimates in accounting for long-lived assets, contingencies, and equity method investments,

       -    accounting for the effects of industry regulation,

       -    accounting for financial and derivative instruments,

       -    accounting for international operations and foreign currency,

       -    accounting for pension and postretirement benefits,

       -    accounting for asset retirement obligations, and

       -    accounting for nuclear decommissioning costs.

      For additional accounting policies, see Note 1, Corporate Structure and Accounting Policies.

USE OF ESTIMATES AND ASSUMPTIONS

      In preparing our financial statements, we use estimates and assumptions that may affect reported amounts and disclosures. Accounting estimates are used for asset valuations, depreciation, amortization, financial and derivative instruments, employee benefits, and contingencies. For example, we estimate the rate of return on plan assets and the cost of future health-care benefits to determine our annual pension and other postretirement benefit costs. There are risks and uncertainties that may cause actual results to differ from estimated results, such as changes in the regulatory environment, competition, foreign exchange, regulatory decisions, and lawsuits.

      LONG-LIVED ASSETS AND EQUITY METHOD INVESTMENTS: Our assessment of the recoverability of long-lived assets and equity method investments involves critical accounting estimates. Tests of impairment are performed periodically if certain conditions that are other than temporary exist that may indicate the carrying value may not be recoverable. Of our total assets, recorded at $15.307 billion at June 30, 2004, 61 percent represent long-lived assets and equity method investments that are subject to this type of analysis. We base our evaluations of impairment on such indicators as:

       -    the nature of the assets,

       -    projected future economic benefits,

       -    domestic and foreign regulatory and political environments,

       -    state and federal regulatory and political environments,

       -    historical and future cash flow and profitability measurements, and

       -    other external market conditions or factors.

      If an event occurs or circumstances change in a manner that indicates the recoverability of a long-lived asset should be assessed, we evaluate the asset for impairment. An asset held-in-use is evaluated for impairment by calculating the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. If the undiscounted future cash flows are less than the carrying amount, we recognize an impairment loss. The impairment loss recognized is the amount by which the carrying amount exceeds the fair value. We estimate the fair market value of the asset utilizing the best information available. This information includes quoted market prices, market prices of similar assets, and discounted future cash flow analyses. An asset considered held-for-sale is recorded at the lower of its carrying amount or fair value, less cost to sell.

      We also assess our ability to recover the carrying amounts of our equity method investments. This assessment requires us to determine the fair values of our equity method investments. The determination of fair value is based on valuation methodologies including discounted cash flows and the ability of the investee to sustain an earnings capacity that justifies the carrying amount of the investment. We also consider the existence of CMS Energy guarantees on obligations of the investee or other commitments to provide further financial support. If the fair value is less than the carrying value and the decline in value is considered to be other than temporary, an appropriate write-down is recorded.

      Our assessments of fair value using these valuation methodologies represent our best estimates at the time of the reviews and are consistent with our internal planning. The estimates we use can change over time. If fair values were estimated differently, they could have a material impact on our financial statements.

      In March 2004, we reduced the carrying amount of our investment in Loy Yang to reflect its fair value. We completed the sale of Loy Yang in April 2004. For additional details on asset sales, see Note 2, Discontinued Operations, Other Asset Sales, Impairments, and Restructuring. We are still pursuing the sale of our remaining non-strategic and under-performing assets, including some assets that were not determined to be impaired. Upon the sale of these assets, the proceeds realized may be materially different from the remaining carrying values. Even though these assets have been identified for sale, we cannot predict when, or make any assurances that, these asset sales will occur. Further, we cannot predict the amount of cash or the value of consideration that may be received.

      CONTINGENCIES: We are involved in various regulatory and legal proceedings that arise in the ordinary course of our business. We record a liability for contingencies based upon our assessment that the occurrence is probable and, where determinable, an estimate of the liability amount. The recording of estimated liabilities for contingencies is guided by the principles in SFAS No.
5. We consider many factors in making these assessments, including history and the specifics of each matter. The most significant of these contingencies are our electric and gas environmental estimates, which are discussed in the "Outlook" section included in this MD&A, and the potential underrecoveries from our power purchase contract with the MCV Partnership.

      MCV UNDERRECOVERIES: The MCV Partnership, which leases and operates the MCV Facility, contracted to sell electricity to Consumers for a 35-year period beginning in 1990 and to supply electricity and steam to Dow. We hold a 49 percent partnership interest in the MCV Partnership, and a 35 percent lessor interest in the MCV Facility.

      Under our PPA with the MCV Partnership, we pay a capacity charge based on the availability of the MCV Facility whether or not electricity is actually delivered to us; a variable energy charge for kWh delivered to us; and a fixed energy charge based on availability up to 915 MW and based on delivery for the remaining 325 MW of contract capacity. The cost that we incur under the MCV Partnership PPA exceeds the recovery amount allowed by the MPSC. As a result, we estimate cash underrecoveries of capacity and fixed energy payments will aggregate $206 million from 2004 through 2007. For capacity and fixed energy payments billed by the MCV Partnership after September 15, 2007, and not recovered from customers, we expect to claim relief under a regulatory out provision under the MCV Partnership PPA. This provision obligates Consumers to pay the MCV Partnership only those capacity and energy charges that the MPSC has authorized for recovery from electric customers. The effect of any such action would be to:

       - reduce cash flow to the MCV Partnership, which could have an adverse effect on our investment, and

       - eliminate our underrecoveries for capacity and fixed energy payments.

      Further, under the PPA, variable energy payments to the MCV Partnership are based on the cost of coal burned in our coal plants and our operations and maintenance expenses. However, the MCV Partnership's costs of producing electricity are tied to the cost of natural gas. Because natural gas prices have increased substantially in recent years and the price the MCV Partnership can charge us for energy has not, the MCV Partnership's financial performance has been affected adversely.

      As a result of returning to the PSCR process on January 1, 2004, we returned to dispatching the MCV Facility on a fixed load basis, as permitted by the MPSC, in order to maximize recovery from electric customers of our capacity and fixed energy payments. This fixed load dispatch increases the MCV Facility's output and electricity production costs, such as natural gas. As the spread between the MCV Facility's variable electricity production costs and its energy payment revenue widens, the MCV Partnership's financial performance and our investment in the MCV Partnership is and will be affected adversely.

      In February 2004, we filed the RCP with the MPSC that is intended to help conserve natural gas and thereby improve our investment in the MCV Partnership, without raising the costs paid by our electric customers. The plan's primary objective is to dispatch the MCV Facility on the basis of natural gas market prices, which will reduce the MCV Facility's annual production of electricity and, as a result, reduce the MCV Facility's consumption of natural gas by an estimated 30 to 40 bcf. This decrease in the quantity of high-priced natural gas consumed by the MCV Facility will benefit Consumers' ownership interest in the MCV Partnership. Presently, we are in settlement discussions with the parties to the RCP filing. However, in July 2004, several qualifying facilities filed for a stay on the RCP proceeding in the Ingham County Circuit Court after their previous attempt to intervene on the proceeding was denied by the MPSC. Hearings on the stay are scheduled for August 11, 2004. We cannot predict if or when the MPSC will approve the RCP or the outcome of the Ingham County Circuit Court hearings.

      The two most significant variables in the analysis of the MCV Partnership's future financial performance are the forward price of natural gas for the next 20 years and the MPSC's decision in 2007 or beyond related to limiting our recovery of capacity and fixed energy payments. Natural gas prices have been volatile historically. Presently, there is no consensus in the marketplace on the price or range of future prices of natural gas. Even with an approved RCP, if gas prices continue at present levels or increase, the economics of operating the MCV Facility may be adverse enough to require us to recognize an impairment of our investment in the MCV Partnership. We presently cannot predict the impact of these issues on our future earnings, cash flows, or on the value of our investment in the MCV Partnership.

      For additional details on the MCV Partnership, see Note 3, Uncertainties, "Other Consumers' Electric Utility Uncertainties - The Midland Cogeneration Venture."

ACCOUNTING FOR FINANCIAL AND DERIVATIVE INSTRUMENTS, TRADING ACTIVITIES, AND MARKET RISK INFORMATION

      FINANCIAL INSTRUMENTS: We account for investments in debt and equity securities using SFAS No. 115. Debt and equity securities can be classified into one of three categories: held-to-maturity, trading, or available-for-sale securities. Our debt securities are classified as held-to-maturity securities and are reported at cost. Our investments in equity securities are classified as available-for-sale securities. They are reported at fair value, with any unrealized gains or losses resulting from changes in fair value reported in equity as part of accumulated other comprehensive income and are excluded from earnings unless such changes in fair value are determined to be other than temporary. Unrealized gains or losses resulting from changes in the fair value of our nuclear decommissioning investments are reflected in Regulatory Liabilities. The fair value of our equity securities is determined from quoted market prices.

      DERIVATIVE INSTRUMENTS: We use the criteria in SFAS No. 133, as amended and interpreted, to determine if certain contracts must be accounted for as derivative instruments. The rules for determining whether a contract meets the criteria for derivative accounting are numerous and complex. Moreover, significant judgment is required to determine whether a contract requires derivative accounting, and similar contracts can sometimes be accounted for differently.

      If a contract is accounted for as a derivative instrument, it is recorded in the financial statements as an asset or a liability, at the fair value of the contract. The recorded fair value of the contract is then adjusted quarterly to reflect any change in the market value of the contract, a practice known as marking the contract to market. Changes in the fair value of a derivative (that is, gains or losses) are reported either in earnings or accumulated other comprehensive income depending on whether the derivative qualifies for special hedge accounting treatment.

      The types of contracts we typically classify as derivative instruments are interest rate swaps, foreign currency exchange contracts, electric call options, gas fuel futures and options, gas fuel contracts containing volume optionality, fixed priced weather-based gas supply call options, fixed price gas supply call and put options, gas futures, gas and power swaps, and forward purchases and sales. We generally do not account for electric capacity and energy contracts, gas supply contracts, coal and nuclear fuel supply contracts, or purchase orders for numerous supply items as derivatives.

      The majority of our contracts are not subject to derivative accounting because they qualify for the normal purchases and sales exception of SFAS No. 133, or are not derivatives because there is not an active market for the commodity. Certain of our electric capacity and energy contracts are not accounted for as derivatives due to the lack of an active energy market in the state of Michigan, as defined by SFAS No. 133, and the significant transportation costs that would be incurred to deliver the power under the contracts to the closest active energy market at the Cinergy hub in Ohio. If an active market develops in the future, we may be required to account for these contracts as derivatives. The mark-to-market impact on earnings related to these contracts could be material to our financial statements.

      Additionally, the MCV Partnership uses natural gas fuel contracts to buy gas as fuel for generation, and to manage gas fuel costs. The MCV Partnership believes that its long-term natural gas contracts, which do not contain volume optionality, qualify under SFAS No. 133 for the normal purchases and normal sales exception. Therefore, these contracts are currently not recognized at fair value on the balance sheet. Should significant changes in the level of the MCV Facility operational dispatch or purchases of long-term gas occur, the MCV Partnership would be required to re-evaluate its accounting treatment for these long-term gas contracts. This re-evaluation may result in recording mark-to-market activity on some contracts, which could add to earnings volatility.

      To determine the fair value of contracts that are accounted for as derivative instruments, we use a combination of quoted market prices and mathematical valuation models. Valuation models require various inputs, including forward prices, volatilities, interest rates, and exercise periods. Changes in forward prices or volatilities could change significantly the calculated fair value of certain contracts. At June 30, 2004, we assumed a market-based interest rate of 1 percent (a rate that is not significantly different than the LIBOR rate) and volatility rates ranging between 54 percent and 161 percent to calculate the fair value of our electric and gas options. At June 30, 2004, we assumed market-based interest rates ranging between 1.37 percent and 4.50 percent and volatility rates ranging between 24 percent and 44 percent to calculate the fair value of the gas fuel derivative contracts held by the MCV Partnership.

      TRADING ACTIVITIES: CMS ERM enters into and owns energy contracts that are related to activities considered an integral part of CMS Energy's ongoing operations. The intent of holding these energy contracts is to optimize the financial performance of our owned generating assets and to fulfill contractual obligations. These contracts are classified as trading activities in accordance with EITF Issue No. 02-03 and are accounted for using the criteria defined in SFAS No. 133. Energy trading contracts that meet the definition of a derivative are recorded as assets or liabilities in the financial statements at the fair value of the contracts. Gains or losses arising from changes in fair value of these contracts are recognized into earnings in the period in which the changes occur. Energy trading contracts that do not meet the definition of a derivative are accounted for as executory contracts (i.e., on an accrual basis).

      The market prices we use to value our energy trading contracts reflect our consideration of, among other things, closing exchange and over-the-counter quotations. In certain contracts, long-term commitments may extend beyond the period in which market quotations for such contracts are available. Mathematical models are developed to determine various inputs into the fair value calculation including price and other variables that may be required to calculate fair value. Realized cash returns on these commitments may vary, either positively or negatively, from the results estimated through application of the mathematical model. Market prices are adjusted to reflect the impact of liquidating our position in an orderly manner over a reasonable period of time under present market conditions.

      In connection with the market valuation of our energy trading contracts, we maintain reserves for credit risks based on the financial condition of counterparties. We also maintain credit policies that management believes will minimize its overall credit risk with regard to our counterparties. Determination of our counterparties' credit quality is based upon a number of factors, including credit ratings, disclosed financial condition, and collateral requirements. Where contractual terms permit, we employ standard agreements that allow for netting of positive and negative exposures associated with a single counterparty. Based on these policies, our current exposures, and our credit reserves, we do not anticipate a material adverse effect on our financial position or results of operations as a result of counterparty nonperformance.

      The following tables provide a summary of the fair value of our energy trading contracts as of June 30, 2004:

                                                                                                     In Millions
                                                                                                     -----------
Fair value of contracts outstanding as of December 31, 2003                                             $ 15
Fair value of new contracts when entered into during the period (a)                                       (3)
Changes in fair value attributable to changes in valuation techniques and assumptions                      -
Contracts realized or otherwise settled during the period                                                (11)
Other changes in fair value (b)                                                                            9
                                                                                                        ----
Fair value of contracts outstanding as of June 30, 2004                                                 $ 10
                                                                                                        ====

(a) Reflects only the initial premium payments/(receipts) for new contracts. No unrealized gains or losses were recognized at the inception of any new contracts.

(b) Reflects changes in price and net increase/(decrease) of forward positions as well as changes to mark-to-market and credit reserves.

Fair Value of Contracts at June 30, 2004                                                                    In Millions
----------------------------------------                                                                    -----------
                                                    Total                       Maturity (in years)
   Source of Fair Value                           Fair Value    Less than 1     1 to 3        4 to 5       Greater than 5
--------------------------                        ----------    -----------   ----------    ----------    ---------------
Prices actively quoted                            $      (28)   $       (1)   $      (12)   $      (15)   $             -
Prices based on models and
   other valuation methods                                38             8            18            12                  -
                                                  ----------    ----------    ----------    ----------    ---------------
Total                                             $       10    $        7    $        6    $       (3)   $             -
                                                  ==========    ==========    ==========    ==========    ===============

      MARKET RISK INFORMATION: We are exposed to market risks including, but not limited to, changes in interest rates, commodity prices, currency exchange rates, and equity security prices. We manage these risks using established policies and procedures, under the direction of both an executive oversight committee consisting of senior management representatives and a risk committee consisting of business-unit managers. We may use various contracts to manage these risks, including swaps, options, futures, and forward contracts.

      Contracts used to manage market risks may be considered derivative instruments that are subject to derivative and hedge accounting pursuant to SFAS No. 133. We intend that any gains or losses on these contracts will be offset by an opposite movement in the value of the item at risk. Risk management contracts are classified as either trading or other than trading. These contracts contain credit risk if the counterparties, including financial institutions and energy marketers, fail to perform under the agreements. We minimize such risk by performing financial credit reviews using, among other things, publicly available credit ratings of such counterparties.

      We perform sensitivity analyses to assess the potential loss in fair value, cash flows, or future earnings based upon a hypothetical 10 percent adverse change in market rates or prices. We do not believe that sensitivity analyses alone provide an accurate or reliable method for monitoring and controlling risks. Therefore, we use our experience and judgment to revise strategies and modify assessments. Changes in excess of the amounts determined in sensitivity analyses could occur if market rates or prices exceed the 10 percent shift used for the analyses. These risk sensitivities are shown in "Interest Rate Risk," "Commodity Price Risk," "Trading Activity Commodity Price Risk," "Currency Exchange Risk," and "Equity Securities Price Risk" within this section.

      Interest Rate Risk: We are exposed to interest rate risk resulting from issuing fixed-rate and variable-rate financing instruments, and from interest rate swap agreements. We use a combination of these instruments to manage this risk as deemed appropriate, based upon market conditions. These strategies are designed to provide and maintain a balance between risk and the lowest cost of capital.

      Interest Rate Risk Sensitivity Analysis (assuming a 10 percent adverse change in market interest rates):

                                                                                         In Millions
-----------------------------------------------------------------------------------------------------
                                                                    June 30, 2004   December 31, 2003
                                                                    -------------   -----------------
Variable-rate financing - before tax annual earnings exposure           $   1            $   1
Fixed-rate financing - potential loss in fair value (a)                   240              242
                                                                        =====            =====

(a) Fair value exposure could only be realized if we repurchased all of our fixed-rate financing.

      As discussed in "Electric Utility Business Uncertainties - Competition and Regulatory Restructuring - Securitization" within this MD&A, we have filed an application with the MPSC to securitize certain expenditures. Upon final approval, we intend to use the proceeds from the Securitization to retire higher-cost debt, which could include a portion of our current fixed-rate debt. We do not believe that any adverse change in debt price and interest rates would have a material adverse effect on either our consolidated financial position, results of operations, or cash flows.

      Certain equity method investees have issued interest rate swaps. These instruments are not required to be included in the sensitivity analysis, but can have an impact on financial results.

      Commodity Price Risk: For purposes other than trading, we enter into electric call options, fixed-priced weather-based gas supply call options, and fixed-priced gas supply call and put options. Electric call options are purchased to protect against the risk of fluctuations in the market price of electricity, and to ensure a reliable source of capacity to meet our customers' electric needs. Purchased electric call options give us the right, but not the obligation, to purchase electricity at predetermined fixed prices. Purchases of gas supply call options and weather-based gas supply call options, coupled with the sale of gas supply put options, are used to purchase reasonably priced gas supply. Purchases of gas supply call options give us the right, but not the obligation, to purchase gas supply at predetermined fixed prices. Gas supply put options sold give third-party suppliers the right, but not the obligation, to sell gas supply to us at predetermined fixed prices. At June 30, 2004, we held fixed-priced weather-based gas supply call options and fixed-price gas supply call and put options.

      The MCV Partnership uses natural gas fuel contracts to buy gas as fuel for generation, and to manage gas fuel costs. Some of these contracts contain volume optionality and, therefore, are treated as derivative instruments. Also, the MCV Partnership enters into natural gas futures contracts, option contracts, and over-the-counter swap transactions in order to hedge against unfavorable changes in the market price of natural gas in future months when gas is expected to be needed. These financial instruments are being used principally to secure anticipated natural gas requirements necessary for projected electric and steam sales, and to lock in sales prices of natural gas previously obtained in order to optimize the MCV Partnership's existing gas supply, storage, and transportation arrangements.

      Commodity Price Risk Sensitivity Analysis (assuming a 10 percent adverse change in market prices):

                                                                                                    In Millions
                                                                                ----------------------------------
                                                                                June 30, 2004    December 31, 2003
                                                                                -------------    -----------------
Potential reduction in fair value:
 Gas supply option contracts                                                    $           7    $               1
 Derivative contracts associated with Consumers' investment
 in the MCV Partnership:
  Gas fuel contracts                                                                       21                  N/A
  Gas fuel futures, options, and swaps                                                     38                  N/A
                                                                                =============    =================

      During the six months ended June 30, 2004, we entered into additional weather-based gas supply call options, as well as gas supply call and put option contracts. As a result, the potential reduction in the fair value increased from December 31, 2003 as shown in the table above. We did not perform a sensitivity analysis for the derivative contracts held by the MCV Partnership as of December 31, 2003 because the MCV Partnership was not consolidated into our financial statements until March 31, 2004, as discussed in Note 11, Implementation of New Accounting Standards.

      Trading Activity Commodity Price Risk: We are exposed to market fluctuations in the price of energy commodities. We employ established policies and procedures to manage these risks and may use various commodity derivatives, including futures, options, and swap contracts. The prices of these energy commodities can fluctuate because of, among other things, changes in the supply of and demand for the commodities.

      Trading Activity Commodity Price Risk Sensitivity Analysis (assuming a 10 percent adverse change in market prices):


                                                                                        In Millions
                                                                  ------------------------------------
                                                                  June 30, 2004      December 31, 2003
                                                                  --------------     -----------------
Potential reduction in fair value:
 Gas-related swaps and forward contracts                          $           3      $               3
 Electricity-related forward contracts                                        2                      2
 Electricity-related call option contracts                                    2                      1
                                                                  =============      =================

      Currency Exchange Risk: We are exposed to currency exchange risk arising from investments in foreign operations as well as various international projects in which we have an equity interest and which have debt denominated in U.S. dollars. We typically use forward exchange contracts and other risk mitigating instruments to hedge currency exchange rates. The impact of hedges on our investments in foreign operations is reflected in accumulated other comprehensive income as a component of the foreign currency translation adjustment on the Consolidated Balance Sheets. Gains or losses from the settlement of these hedges are maintained in the foreign currency translation adjustment until we sell or liquidate the investments on which the hedges were taken. At June 30, 2004, we had no foreign exchange hedging contracts outstanding. As of June 30, 2004, the total foreign currency translation adjustment was a net loss of $327 million, which included a net hedging loss of $25 million, net of tax, related to settled contracts.

      Equity Securities Price Risk: We are exposed to price risk associated with investments in equity securities. As discussed in "Financial Instruments" within this section, our investments in equity securities are classified as available-for-sale securities. They are reported at fair value, with any unrealized gains or losses resulting from changes in fair value reported in equity as part of accumulated other comprehensive income and are excluded from earnings unless such changes in fair value are determined to be other than temporary. Unrealized gains or losses resulting from changes in the fair value of our nuclear decommissioning investments are reflected in Regulatory Liabilities. Our debt securities are classified as held-to-maturity securities and have original maturity dates of approximately one year or less. Because of the short maturity of these instruments, their carrying amounts approximate their fair values.

      Equity Securities Price Risk Sensitivity Analysis (assuming a 10 percent adverse change in market prices):

                                                                                        In Millions
                                                                  --------------     -----------------
                                                                  June 30, 2004      December 31, 2003
                                                                  --------------     -----------------
Potential reduction in fair value:
 Nuclear decommissioning investments                              $           54     $              57
 Other available-for-sale investments                                          7                     7
                                                                  ==============     =================

      For additional details on market risk and derivative activities, see Note 6, Financial and Derivative Instruments.

INTERNATIONAL OPERATIONS AND FOREIGN CURRENCY

      We have investments in energy-related projects in selected markets around the world. As a result of a change in business strategy, we have been selling certain foreign investments. For additional details on the divestiture of foreign investments, see Note 2, Discontinued Operations, Other Asset Sales, Impairments, and Restructuring.

      BALANCE SHEET: Our subsidiaries and affiliates whose functional currency is other than the U.S. dollar translate their assets and liabilities into U.S. dollars at the exchange rates in effect at the end of the fiscal period. Gains or losses that result from this translation and gains or losses on long-term intercompany foreign currency transactions are reflected as a component of stockholders' equity in our Consolidated Balance Sheets as "Foreign Currency Translation." As of June 30, 2004, cumulative foreign currency translation decreased stockholders' equity by $327 million. We translate the revenue and expense accounts of these subsidiaries and affiliates into U.S. dollars at the average exchange rate during the period.

      Australia: The Foreign Currency Translation component of stockholders' equity at December 31, 2003 included an approximate $110 million unrealized net foreign currency translation loss related to our investment in Loy Yang. In March 2004, we recognized the foreign currency translation loss in earnings as a component of the Loy Yang impairment of approximately $81 million, recorded as a result of the sale of Loy Yang that was completed in April 2004.

      At June 30, 2004, the net foreign currency loss due to the exchange rate of the Australian dollar recorded in the Foreign Currency Translation component of stockholders' equity using an exchange rate of 1.45 Australian dollars per U.S. dollar was $4 million. This foreign currency translation loss relates primarily to our SCP and Parmelia investments. We are currently pursuing the sale of these investments.

      Argentina: In January 2002, the Republic of Argentina enacted the Public Emergency and Foreign Exchange System Reform Act. This law repealed the fixed exchange rate of one U.S. dollar to one Argentine peso, converted all dollar-denominated utility tariffs and energy contract obligations into pesos at the same one-to-one exchange rate, and directed the President of Argentina to renegotiate such tariffs.

      Effective April 30, 2002, we adopted the Argentine peso as the functional currency for our Argentine investments. We had used previously the U.S. dollar as the functional currency. As a result, we translated the assets and liabilities of our Argentine entities into U.S. dollars using an exchange rate of 3.45 pesos per U.S. dollar, and recorded an initial charge to the Foreign Currency Translation component of stockholders' equity of $400 million.

      While we cannot predict future peso-to-U.S. dollar exchange rates, we do expect that these non-cash charges reduce substantially the risk of further material balance sheet impacts when combined with anticipated proceeds from international arbitration currently in progress, political risk insurance, and the eventual sale of these assets. At June 30, 2004, the net foreign currency loss due to the unfavorable exchange rate of the Argentine peso recorded in the Foreign Currency Translation component of stockholders' equity using an exchange rate of 2.97 pesos per U.S. dollar was $263 million. This amount also reflects the effect of recording, at December 31, 2002, U.S. income taxes on temporary differences between the book and tax bases of foreign investments, including the foreign currency translation associated with our Argentine investments.

      INCOME STATEMENT: We use the U.S. dollar as the functional currency of subsidiaries operating in highly inflationary economies and of subsidiaries that meet the U.S. dollar functional currency criteria outlined in SFAS No. 52. Gains and losses that arise from transactions denominated in a currency other than the U.S. dollar, except those that are hedged, are included in determining net income.

      HEDGING STRATEGY: We may use forward exchange and option contracts to hedge certain receivables, payables, long-term debt, and equity value relating to foreign investments. The purpose of our foreign currency hedging activities is to reduce risk associated with adverse changes in currency exchange rates that could affect cash flow materially. These contracts would not subject us to risk from exchange rate movements because gains and losses on such contracts are inversely correlated with the losses and gains, respectively, on the assets and liabilities being hedged.

ACCOUNTING FOR THE EFFECTS OF INDUSTRY REGULATION

      Because we are involved in a regulated industry, regulatory decisions affect the timing and recognition of revenues and expenses. We use SFAS No. 71 to account for the effects of these regulatory decisions. As a result, we may defer or recognize revenues and expenses differently than a non-regulated entity.

      For example, items that a non-regulated entity normally would expense, we may record as regulatory assets if the actions of the regulator indicate such expenses will be recovered in future rates. Conversely, items that non-regulated entities may normally recognize as revenues, we may record as regulatory liabilities if the actions of the regulator indicate they will require such revenues be refunded to customers. Judgment is required to determine the recoverability of items recorded as regulatory assets and liabilities. As of June 30, 2004, we had $1.125 billion recorded as regulatory assets and $1.502 billion recorded as regulatory liabilities.

      For additional details on industry regulation, see Note 1, Corporate Structure and Accounting Policies, "Utility Regulation."

ACCOUNTING FOR PENSION AND OPEB

      Pension: We have established external trust funds to provide retirement pension benefits to our employees under a non-contributory, defined benefit Pension Plan. We have implemented a cash balance plan for certain employees hired after June 30, 2003. We use SFAS No. 87 to account for pension costs.

      401(k): In our efforts to reduce costs, the employer's match for the 401(k) plan was suspended effective September 1, 2002. The employer's match for the 401(k) plan is scheduled to resume on January 1, 2005.

      OPEB: We provide postretirement health and life benefits under our OPEB plan to substantially all our retired employees. We use SFAS No. 106 to account for other postretirement benefit costs. Liabilities for both pension and OPEB are recorded on the balance sheet at the present value of their future obligations, net of any plan assets. The calculation of the liabilities and associated expenses requires the expertise of actuaries. Many assumptions are made including:

       -    life expectancies,

       -    present-value discount rates,

       -    expected long-term rate of return on plan assets,

       -    rate of compensation increases, and

       -    anticipated health care costs.

      Any change in these assumptions can change significantly the liability and associated expenses recognized in any given year.

      The following table provides an estimate of our pension cost, OPEB cost, and cash contributions for the next three years:

                                                       In Millions
-------------------------------------------------------------------
Expected Costs           Pension Cost    OPEB Cost    Contributions
---------------          ------------    ---------    -------------
2004                     $         21    $      30    $          63
2005                               55           38               80
2006                               75           34              114
                         ============    =========    =============

      Actual future pension cost and contributions will depend on future investment performance, changes in future discount rates, and various other factors related to the populations participating in the Pension Plan. As of June 30, 2004, we have a prepaid pension asset of $398 million, $20 million of which is in Other current assets on our Consolidated Balance Sheet.

      Lowering the expected long-term rate of return on the Pension Plan assets by 0.25 percent (from 8.75 percent to 8.50 percent) would increase estimated pension cost for 2004 by $2 million. Lowering the discount rate by 0.25 percent (from 6.25 percent to 6.00 percent) would increase estimated pension cost for 2004 by $4 million.

      The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the Act) was signed into law in December 2003. The Act establishes a prescription drug benefit under Medicare (Medicare Part D) and a federal subsidy, which is exempt from federal taxation, to sponsors of retiree health care benefit plans that provide a benefit that is actuarially equivalent to Medicare Part D.

      We believe our plan is actuarially equivalent to Medicare Part D and have incorporated retroactively the effects of the subsidy into our financial statements as of June 30, 2004 in accordance with FASB Staff Position No. SFAS 106-2. We remeasured our obligation as of December 31, 2003 to incorporate the impact of the Act, which resulted in a reduction to the accumulated postretirement benefit obligation of $158 million. The remeasurement resulted in a reduction of OPEB cost of $6 million for the three months ended June 30, 2004, $12 million for the six months ended June 30, 2004, and an expected total reduction of $24 million for 2004.

      For additional details on postretirement benefits, see Note 7, Retirement Benefits and Note 11, Implementation of New Accounting Standards.

ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS

      SFAS No. 143 became effective January 2003. It requires companies to record the fair value of the cost to remove assets at the end of their useful lives, if there is a legal obligation to remove them. We have legal obligations to remove some of our assets, including our nuclear plants, at the end of their useful lives. As required by SFAS No. 71, we accounted for the implementation of this standard by recording regulatory assets and liabilities for regulated entities instead of a cumulative effect of a change in accounting principle.

      The fair value of ARO liabilities has been calculated using an expected present value technique. This technique reflects assumptions, such as costs, inflation, and profit margin that third parties would consider to assume the settlement of the obligation. Fair value, to the extent possible, should include a market risk premium for unforeseeable circumstances. No market risk premium was included in our ARO fair value estimate since a reasonable estimate could not be made.

      If a reasonable estimate of fair value cannot be made in the period the ARO is incurred, such as for assets with indeterminate lives, the liability is recognized when a reasonable estimate of fair value can be made. Generally, transmission and distribution assets have indeterminate lives. Retirement cash flows cannot be determined and there is a low probability of a retirement date. Therefore, no liability has been recorded for these assets. Also, no liability has been recorded for assets that have insignificant cumulative disposal costs, such as substation batteries. The measurement of the ARO liabilities for Palisades and Big Rock are based on decommissioning studies, which largely utilize third-party cost estimates. For additional details on ARO, see Note 10, Asset Retirement Obligations.

ACCOUNTING FOR NUCLEAR DECOMMISSIONING COSTS

      The MPSC and the FERC regulate the recovery of costs to decommission our Big Rock and Palisades nuclear plants. We have established external trust funds to finance the decommissioning of both plants. We record the trust fund balances as a non-current asset on our balance sheet.

      Our decommissioning cost estimates for the Big Rock and Palisades plants assume:

       - each plant site will be restored to conform to the adjacent landscape,

       - all contaminated equipment and material will be removed and disposed of in a licensed burial facility, and

       -    the site will be released for unrestricted use.

      Independent contractors with expertise in decommissioning have helped us develop decommissioning cost estimates. Various inflation rates for labor, non-labor, and contaminated equipment disposal costs are used to escalate these cost estimates to the future decommissioning cost. A portion of future decommissioning cost will result from the failure of the DOE to remove fuel from the sites, as required by the Nuclear Waste Policy Act of 1982.

      The decommissioning trust funds include equities and fixed income investments. Equities will be converted to fixed income investments during decommissioning, and fixed income investments are converted to cash as needed. In December 2000, funding of the Big Rock trust fund stopped because the MPSC-authorized decommissioning surcharge collection period expired. The funds provided by the trusts, additional customer surcharges, and potential funds from the DOE litigation are all required to cover fully the decommissioning costs. The costs of decommissioning these sites and the adequacy of the trust funds could be affected by:

       -    variances from expected trust earnings,

       - a lower recovery of costs from the DOE and lower rate recovery from customers, and

       - changes in decommissioning technology, regulations, estimates, or assumptions.

      Based on current projections, the current level of funds provided by the trusts is not adequate to fully fund the decommissioning of Big Rock or Palisades. This is due in part to the DOE's failure to accept the spent nuclear fuel on schedule, and lower returns on the trust funds. We are attempting to recover our additional costs for storing spent nuclear fuel through litigation. We will also seek additional relief from the MPSC. For additional details on nuclear decommissioning, see Note 3, Uncertainties, "Other Consumers' Electric Utility Uncertainties - Nuclear Plant Decommissioning" and "Nuclear Matters."

CAPITAL RESOURCES AND LIQUIDITY

      Our liquidity and capital requirements are a function of our results of operations, capital expenditures, contractual obligations, debt maturities, working capital needs, and collateral requirements. During the summer months, we purchase natural gas and store it for resale primarily during the winter heating season. The market price for natural gas has increased. Although our natural gas purchases are recoverable from our customers, the amount paid for natural gas stored as inventory could require additional liquidity due to the timing of the cost recoveries. In addition, a few of our commodity suppliers have requested advance payment or other forms of assurances, including margin calls, in connection with maintenance of ongoing deliveries of gas and electricity.

      Our current financial plan includes controlling our operating expenses and capital expenditures, evaluating market conditions for financing opportunities, and selling assets that are not consistent with our strategy. The sale of assets is expected to generate cash in 2004; however, it is not critical to the maintenance of sufficient corporate liquidity. We believe our current level of cash and borrowing capacity, along with anticipated cash flows from operating and investing activities, will be sufficient to meet our liquidity needs through 2005. We have not made a specific determination concerning the reinstatement of the payment of common stock dividends. The Board of Directors may reconsider or revise its dividend policy based upon certain conditions, including our results of operations, financial condition, and capital requirements, as well as other relevant factors.

CASH POSITION, INVESTING, AND FINANCING

      Our operating, investing, and financing activities meet consolidated cash needs. At June 30, 2004, $909 million consolidated cash was on hand, which includes $213 million of restricted cash. For additional details on cash equivalents and restricted cash, see Note 1, Corporate Structure and Accounting Policies.

      Our primary ongoing source of cash is dividends and other distributions from our subsidiaries, including proceeds from asset sales. For the first six months of 2004, Consumers paid $105 million in common stock dividends and Enterprises paid $133 million in common stock dividends and other distributions to CMS Energy.

SUMMARY OF CASH FLOWS:

                                                                   In Millions
------------------------------------------------------------------------------
              Six months ended June 30                    2004         2003
----------------------------------------------------    ----------------------
Net cash provided by (used in):
   Operating activities                                 $    481   $       147
   Investing activities                                     (214)          292
   Financing activities                                     (276)          125
Effect of exchange rates on cash                              (1)            2
                                                        --------   -----------
Net increase (decrease) in cash and cash equivalents    $    (10)  $       566
                                                        ========   ===========

OPERATING ACTIVITIES:

      For the six months ended June 30, 2004, net cash provided by operating activities increased $334 million compared to the six months ended June 30, 2003 primarily due to an increase in accounts payable and accrued expenses of $364 million. The increase in accounts payable is mainly a result of the purchase of natural gas at higher prices and fewer suppliers requiring advanced payments for gas purchases. Also, CMS ERM had a minimal change in accounts payable in 2004 versus a large decrease in 2003 resulting from the sale of the wholesale gas and power books. Accrued expenses increased as a result of the Revised FASB Interpretation No. 46 consolidation of the MCV Partnership and the FMLP, a smaller decrease in accrued taxes, and an increase in accrued refunds relating to our 2002-2003 GCR case and potential overrecoveries from our return to the PSCR process. For additional details regarding the PSCR process refer to "Electric Utility Business Uncertainties - PSCR" within this MD&A.

      Additionally, net cash provided by operating activities increased as a result of a decrease in inventories of $83 million primarily resulting from gas sales at higher prices combined with lower volumes of gas purchased. This was offset by a greater increase in accounts receivable and accrued revenue of $43 million largely due to lower sales of accounts receivable resulting from our improved liquidity.

INVESTING ACTIVITIES:

      For the six months ended June 30, 2004, net cash from investing activities decreased $506 million primarily due to a decrease in asset sale proceeds of $660 million. This change was offset by a decrease in capital expenditures of $24 million and a decrease in the amount of cash restricted of $155 million. In 2004, $12 million in cash was restricted compared to $167 million restricted in 2003. For additional details on restricted cash, see Note 1, Corporate Structure and Accounting Policies, "Cash Equivalents and Restricted Cash."

FINANCING ACTIVITIES:

      For the six months ended June 30, 2004, net cash from financing activities decreased $401 million primarily due to a decrease of $397 million in net proceeds from borrowings. For additional details on long-term debt activity, see
Note 4, Financings and Capitalization.

OBLIGATIONS AND COMMITMENTS

      REGULATORY AUTHORIZATION FOR FINANCINGS: Consumers issues short and long-term securities under the FERC's authorization. For additional details of Consumers' existing authorization, see Note 4, Financings and Capitalization.

      LONG-TERM DEBT: The components of long-term debt are presented in Note 4, Financings and Capitalization.

      SHORT-TERM FINANCINGS: At June 30, 2004, CMS Energy had $207 million available, Consumers had $376 million available, and the MCV Partnership had $50 million available in short-term credit facilities. The facilities are available for general corporate purposes, working capital, and letters of credit. As of August 3, 2004, CMS Energy obtained an amended and restated $300 million secured revolving credit facility to replace both their $190 million facility and $185 million letter of credit facility. As of August 3, 2004, Consumers obtained an amended and restated $500 million secured revolving credit facility to replace their $400 million facility. The amended facilities carry three-year terms and provide for lower interest rates. Additional details on short-term financings are presented in Note 4, Financings and Capitalization.

OFF-BALANCE SHEET ARRANGEMENTS:

      Non-recourse Debt: Our share of unconsolidated debt associated with partnerships and joint ventures in which we have a minority interest is non-recourse and totals $1.491 billion at June 30, 2004. The reduction in this amount from March 31, 2004 is primarily due to the sale of Loy Yang, whose non-recourse debt totaled $1.226 billion. The timing of the payments of non-recourse debt only affects the cash flow and liquidity of the partnerships and joint ventures.

      Sale of Accounts Receivable: Under a revolving accounts receivable sales program, we may sell up to $325 million of certain accounts receivable. For additional details, see Note 4, Financings and Capitalization.

      CONTINGENT COMMITMENTS: Our contingent commitments include guarantees, indemnities, and letters of credit. Guarantees represent our guarantees of performance, commitments, and liabilities of our consolidated and unconsolidated subsidiaries, partnerships, and joint ventures. Indemnities are agreements to reimburse other companies, such as an insurance company, if those companies have to complete our contractual performance in a third-party contract. Banks, on our behalf, issue letters of credit guaranteeing payment to a third party. Letters of credit substitute the bank's credit for ours and reduce credit risk for the third-party beneficiary. We monitor and approve these obligations and believe it is unlikely that we would be required to perform or otherwise incur any material losses associated with these guarantees. Our off-balance sheet commitments at June 30, 2004, expire as follows:

Commercial Commitments                                                        In Millions
-----------------------------------------------------------------------------------------
                                                 Commitment Expiration
                                   ------------------------------------------------------
                                                                               2009 and
                                   Total   2004   2005   2006   2007   2008     Beyond
                                   -----   ----  -----   ----   ----   ----   -----------
Off-balance sheet:
   Guarantees                      $ 199   $  6  $  36   $  5   $  -   $  -   $       152
   Surety bonds and other
      indemnifications (a)            28      1      -      -      -      -            27
   Letters of Credit (b)             235     23    184      5      5      5            13
                                   -----   ----  -----   ----   ----   ----   -----------
Total                              $ 462   $ 30  $ 220   $ 10   $  5   $  5   $       192
                                   =====   ====  =====   ====   ====   ====   ===========

(a) The surety bonds are continuous in nature. The need for the bonds is determined on an annual basis.

(b) At June 30, 2004, we had $169 million of cash held as collateral for letters of credit. The cash that collateralizes the letters of credit is included in Restricted cash on the Consolidated Balance Sheets.

      DIVIDEND RESTRICTIONS: Under the provisions of its articles of incorporation, at June 30, 2004, Consumers had $396 million of unrestricted retained earnings available to pay common stock dividends. However, covenants in Consumers' debt facilities cap common stock dividend payments at $300 million in a calendar year. Consumers is also under an annual dividend cap of $190 million imposed by the MPSC during the current interim gas rate relief period. For the six months ended June 30, 2004, CMS Energy received $105 million of common stock dividends from Consumers.

      Our amended and restated $300 million credit facility restricts payments of dividends on our common stock during a 12-month period to $75 million, dependent on the aggregate amounts of unrestricted cash and unused commitments under the facility.

      For additional details on the cap on common stock dividends payable during the current interim gas rate relief period, see Note 3, Uncertainties, "Consumers' Gas Utility Rate Matters - 2003 Gas Rate Case."

OUTLOOK

CORPORATE OUTLOOK

      During 2004, we are continuing to implement a utility-plus strategy that focuses on growing a healthy utility and divesting under-performing or other non-strategic assets. The strategy is designed to generate cash to pay down debt, reduce business risk, and provide for more predictable future operating revenues and earnings.

      Consistent with our utility-plus strategy, we are pursuing the sale of non-strategic and under-performing assets. Some of these assets are recorded at estimates of their current fair value. Upon the sale of these assets, the proceeds realized may be different from the recorded values if market conditions have changed. Even though these assets have been identified for sale, we cannot predict when, nor make any assurance that, these sales will occur. We anticipate that the cash proceeds from these sales, if any, will be used to retire existing debt.

      As we continue to implement our utility-plus strategy and further reduce our ownership of non-utility assets, the percentage of our future earnings relating to our larger equity method investments, including Jorf Lasfar, may increase and our total future earnings may depend more significantly upon the performance of those investments. For additional details, see Note 8, Equity Method Investments.

ELECTRIC UTILITY BUSINESS OUTLOOK

      GROWTH: Over the next five years, we expect electric deliveries to grow at an average rate of approximately two percent per year based primarily on a steadily growing customer base and economy. This growth rate includes both full service sales and delivery service to customers who choose to buy generation service from an alternative electric supplier, but excludes transactions with other wholesale market participants and other electric utilities. This growth rate reflects a long-range expected trend of growth. Growth from year to year may vary from this trend due to customer response to fluctuations in weather conditions and changes in economic conditions, including utilization and expansion of manufacturing facilities. We experienced less growth than expected in 2003 as a result of cooler than normal summer weather and a decline in manufacturing activity in Michigan. In 2004, we project electric deliveries to grow approximately two percent. This short-term outlook for 2004 assumes higher levels of manufacturing activity than in 2003 and normal weather conditions during the remainder of the year.

ELECTRIC UTILITY BUSINESS UNCERTAINTIES

      Several electric business trends or uncertainties may affect our financial results and condition. These trends or uncertainties have, or we reasonably expect could have, a material impact on revenues or income from continuing electric operations. Such trends and uncertainties include:

       Environmental

       - increasing capital expenditures and operating expenses for Clean Air Act compliance, and

       - potential environmental liabilities arising from various environmental laws and regulations, including potential liability or expenses relating to the Michigan Natural Resources and Environmental Protection Acts and Superfund.

       Restructuring

       - response of the MPSC and Michigan legislature to electric industry restructuring issues,

       - ability to meet peak electric demand requirements at a reasonable cost, without market disruption,

       - ability to recover any of our net Stranded Costs under the regulatory policies being followed by the MPSC,

       - effects of lost electric supply load to alternative electric suppliers, and

       - status as an electric transmission customer instead of an electric transmission owner.

       Regulatory

       - effects of recommendations as a result of the August 14, 2003 blackout, including increased regulatory requirements and new legislation,

       - effects of the FERC supply margin assessment requirements for electric market-based rate authority,

       - responses from regulators regarding the storage and ultimate disposal of spent nuclear fuel, and

       - recovery of nuclear decommissioning costs. For additional details, see "Accounting for Nuclear Decommissioning Costs" within this MD&A.

       Other

       -    effects of commodity fuel prices such as natural gas and coal,

       -    pending litigation filed by PURPA qualifying facilities, and

       -    other pending litigation.

      For additional details about these trends or uncertainties, see Note 3, Uncertainties.

      ELECTRIC ENVIRONMENTAL ESTIMATES: Our operations are subject to environmental laws and regulations. Costs to operate our facilities in compliance with these laws and regulations generally have been recovered in customer rates.

      Compliance with the federal Clean Air Act and resulting regulations has been, and will continue to be, a significant focus for us. The Title I provisions of the Clean Air Act require significant reductions in nitrogen oxide emissions. To comply with the regulations, we expect to incur capital expenditures totaling $771 million. The key assumptions included in the capital expenditure estimate include:

       - construction commodity prices, especially construction material and labor,

       -    project completion schedules,

       -    cost escalation factor used to estimate future years' costs, and

       -    allowance for funds used during construction (AFUDC) rate.

      Our current capital cost estimates include an escalation rate of 2.6 percent and an AFUDC capitalization rate of 8.9 percent. As of June 30, 2004, we have incurred $489 million in capital expenditures to comply with these regulations and anticipate that the remaining $282 million of capital expenditures will be made between 2004 and 2009. These expenditures include installing catalytic reduction technology at some of our coal-fired electric plants. In addition to modifying the coal-fired electric plants, we expect to purchase nitrogen oxide emissions credits for years 2004 through 2008. The cost of these credits is estimated to average $8 million per year and is accounted for as inventory.

      The EPA has alleged that some utilities have incorrectly classified plant modifications as "routine maintenance" rather than seek modification permits from the EPA. We have received and responded to information requests from the EPA on this subject. We believe that we have properly interpreted the requirements of "routine maintenance." If our interpretation is found to be incorrect, we may be required to install additional pollution controls at some or all of our coal-fired electric plants and potentially pay fines. Additionally, the viability of certain plants remaining in operation could be called into question.

      The EPA has proposed a Clean Air Interstate Rule that would require additional coal-fired electric plant emission controls for nitrogen oxides and sulfur dioxide. If implemented, this rule would potentially require expenditures equivalent to those efforts in progress required to reduce nitrogen oxide emissions under the Title I provisions of the Clean Air Act. The rule proposes a two-phase program to reduce emissions of sulfur dioxide by 70 percent and nitrogen oxides by 65 percent by 2015. Additionally, the EPA also proposed two alternative sets of rules to reduce emissions of mercury and nickel from coal-fired and oil-fired electric plants. Until the proposed environmental rules are finalized, an accurate cost of compliance cannot be determined.

      Several bills have been introduced in the United States Congress that would require reductions in emissions of greenhouse gases. We cannot predict whether any federal mandatory greenhouse gas emission reduction rules ultimately will be enacted, or the specific requirements of any such rules if they were to become law.

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      To the extent that greenhouse gas emission reduction rules come into effect, such mandatory emissions reduction requirements could have far-reaching and significant implications for the energy sectors. We cannot estimate the potential effect of United States federal or state level greenhouse gas policy on future consolidated results of operations, cash flows, or financial position due to the speculative nature of the policy. We stay abreast of and engage in the greenhouse gas policy developments and will continue to assess and respond to their potential implications on our business operations.

      In March 2004, the EPA changed the rules that govern generating plant cooling water intake systems. The new rules require significant reduction in fish killed by operating equipment. Some of our facilities will be required to comply by 2006. We are studying the rules to determine the most cost-effective solutions for compliance.

      For additional details on electric environmental matters, see Note 3, Uncertainties, "Consumers' Electric Utility Contingencies - Electric Environmental Matters."

      COMPETITION AND REGULATORY RESTRUCTURING: Michigan's Customer Choice Act and other developments will continue to result in increased competition in the electric business. Generally, increased competition reduces profitability and threatens market share for generation services. As of January 1, 2002, the Customer Choice Act allowed all of our electric customers to buy electric generation service from us or from an alternative electric supplier. As a result, alternative electric suppliers for generation services have entered our market. As of July 2004, alternative electric suppliers are providing 858 MW of generation supply to ROA customers. This amount represents 11 percent of our distribution load and an increase of 49 percent compared to July 2003. Based on current trends, we predict load loss by year-end to be in the range of 900 MW to 1,100 MW. However, no assurance can be made that the actual load loss will be greater or less than that range.

      In July 2004, as a result of legislative hearings, several bills were introduced into the Michigan Senate that could change Michigan's Customer Choice Act. The proposals include:

       -    requiring that rates be based on cost of service,

       -    establishing a defined Stranded Cost calculation method,

       - allowing customers who stay with or switch to alternative electric suppliers after December 31, 2005 to return to utility services, and requiring them to pay current market rates upon return,

       - establishing reliability standards that all electric suppliers must follow,

       - requiring utilities and alternative suppliers to maintain a 15 percent power reserve margin,

       - creating a service charge to fund the Low Income and Energy Efficiency Fund,

       - giving kindergarten through twelfth-grade schools a discount of 10 percent to 20 percent on electric rates, and

       - authorizing a service charge payable by all customers for meeting Clean Air Act requirements.

      Securitization: In March 2003, we filed an application with the MPSC seeking approval to issue additional Securitization bonds. In June 2003, the MPSC issued a financing order authorizing the issuance of Securitization bonds in the amount of $554 million. We filed for rehearing and clarification on a number of features in the financing order. If and when the MPSC issues an order with favorable terms, then the order will become effective upon our acceptance.

      Stranded Costs: To the extent we experience net Stranded Costs as determined by the MPSC, the Customer Choice Act allows us to recover such costs by collecting a transition surcharge from customers who switch to an alternative electric supplier. We cannot predict whether the Stranded Cost recovery method adopted by the MPSC will be applied in a manner that will offset fully any associated margin loss.

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      In 2002 and 2001, the MPSC issued orders finding that we experienced zero net Stranded Costs from 2000 to 2001. The MPSC also declined to resolve numerous issues regarding the net Stranded Cost methodology in a way that would allow a reliable prediction of the level of Stranded Costs for future years. We currently are in the process of appealing these orders with the Michigan Court of Appeals and the Michigan Supreme Court.

      In March 2003, we filed an application with the MPSC seeking approval of net Stranded Costs incurred in 2002, and for approval of a net Stranded Cost recovery charge. Our net Stranded Costs incurred in 2002, including the cost of money, are estimated to be $47 million with the issuance of Securitization bonds that include Clean Air Act investments, or $104 million without the issuance of Securitization bonds that include Clean Air Act investments. Once the MPSC issues a final financing order on Securitization, we will know the amount of our request for net Stranded Cost recovery for 2002. In July 2004, the ALJ issued a proposal for decision in our 2002 net Stranded Cost case, which recommended that the MPSC find that we incurred net Stranded Costs of $12 million. This recommendation includes the cost of money through July 2004 and excludes Clean Air Act investments.

      In April 2004, we filed an application with the MPSC seeking approval of net Stranded Costs incurred in 2003. We also requested interim relief for 2003 net Stranded Costs, but the ALJ declined to set a schedule that would allow consideration of the interim request. In July 2004, we revised our request for approval of 2003 Stranded Costs incurred, including the cost of money, to $69 million with the issuance of Securitization bonds that include Clean Air Act investments, or $128 million without the issuance of Securitization bonds that include Clean Air Act investments. In July 2004, the MPSC Staff issued a position on our 2003 net Stranded Cost application, which resulted in a Stranded Cost calculation of $52 million. The amount includes the cost of money, but excludes Clean Air Act investments.

      We cannot predict how the MPSC will rule on our requests for the recovery of Stranded Costs. Therefore, we have not recorded regulatory assets to recognize the future recovery of such costs.

      Implementation Costs: Following an appeal and remand of initial MPSC orders relating to 1999 implementation costs, the MPSC authorized the recovery of all previously approved implementation costs for the years 1997 through 2001 by surcharges on all customers' bills phased in as rate caps expire. Authorized recoverable implementation costs totaled $88 million. This total includes carrying costs through 2003. Additional carrying costs will be added until collection occurs. For additional information on rate caps, see "Rate Caps" within this section.

      Our applications for $7 million of implementation costs for 2002 and $1 million for 2003 are presently pending approval by the MPSC. Included in the 2002 request is $5 million related to our former participation in the development of the Alliance RTO. Although we believe these implementation costs and associated cost of money are fully recoverable in accordance with the Customer Choice Act, we cannot predict the amounts the MPSC will approve as recoverable.

      In addition to seeking MPSC approval for these costs, we are pursuing authorization at the FERC for the MISO to reimburse us for approximately $8 million, for implementation costs related to our former participation in the development of the Alliance RTO which includes the $5 million pending approval by the MPSC as part of 2002 implementation costs recovery. These costs have generally either been expensed or approved as recoverable implementation costs by the MPSC. The FERC has denied our request for reimbursement and we are appealing the FERC ruling at the United States Court of Appeals for the District of Columbia. We cannot predict the outcome of the appeal process or the ultimate amount, if any, we will collect for Alliance RTO development costs.

      Security Costs: The Customer Choice Act, as amended, allows for recovery of new and enhanced security costs, as a result of federal and state regulatory security requirements incurred before January 1, 2006. All retail customers, except customers of alternative electric suppliers, would pay these charges. In April 2004, we filed a security cost recovery case with the MPSC for $25 million of costs for which regulatory treatment has not yet been granted through other means. The requested amount includes reasonable and prudent security enhancements through December 31, 2005. As of June 30, 2004, we have $7 million in security costs recorded as a regulatory asset. The costs are for enhanced security and insurance because of federal and state regulatory security requirements imposed after the September 11, 2001 terrorist attacks. In July 2004, a settlement was reached with the parties to the case, which would provide for full recovery of the requested security costs over a five-year period

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beginning in 2004. We are presently awaiting approval from the MPSC. We cannot predict how the MPSC will rule on our request for the recoverability of security costs.

      Rate Caps: The Customer Choice Act imposes certain limitations on electric rates that could result in us being unable to collect our full cost of conducting business from electric customers. Such limitations include:

       - rate caps effective through December 31, 2004 for small commercial and industrial customers, and

       - rate caps effective through December 31, 2005 for residential customers.

      As a result, we may be unable to maintain our profit margins in our electric utility business during the rate cap periods. In particular, if we need to purchase power supply from wholesale suppliers while retail rates are capped, the rate restrictions may preclude full recovery of purchased power and associated transmission costs.

      PSCR: The PSCR process provides for the reconciliation of actual power supply costs with power supply revenues. This process provides for recovery of all reasonable and prudent power supply costs actually incurred by us, including the actual cost for fuel, and purchased and interchange power. In September 2003, we submitted a PSCR filing to the MPSC that reinstates the PSCR process for customers whose rates are no longer frozen or capped as of January 1, 2004. The proposed PSCR charge allows us to recover a portion of our increased power supply costs from large commercial and industrial customers and, subject to the overall rate caps, from other customers. We estimate the recovery of increased power supply costs from large commercial and industrial customers to be approximately $30 million in 2004. As allowed under current regulation, we self-implemented the proposed PSCR charge on January 1, 2004. The revenues received from the PSCR charge are also subject to subsequent reconciliation at the end of the year after actual costs have been reviewed for reasonableness and prudence. We cannot predict the outcome of this reconciliation proceeding.

      Special Contracts: We entered into multi-year electric supply contracts with certain industrial and commercial customers. The contracts provide electricity at specially negotiated prices, usually at a discount from tariff prices. As of July 2004, special contracts for approximately 630 MW of load are in place, most of which are in effect through 2005. These include, new special contracts with Dow Corning and Hemlock Semi-Conductor for 101 MW of load, which received final approval from the MPSC in May 2004 and special contracts with several hospitals totaling 52 MW of load, which received approval from the MPSC in July 2004. We cannot predict whether additional special contracts will be necessary, advisable, or approved.

      Transmission Sale: In May 2002, we sold our electric transmission system for $290 million to MTH. We are currently in arbitration with MTH regarding property tax items used in establishing the selling price of our electric transmission system. An unfavorable outcome could result in a reduction of sale proceeds previously recognized by approximately $2 million to $3 million.

      There are multiple proceedings and a proposed rulemaking pending before the FERC regarding transmission pricing mechanisms and standard market design for electric bulk power markets and transmission. The results of these proceedings and proposed rulemakings could affect significantly:

       -    transmission cost trends,

       -    delivered power costs to us, and

       -    delivered power costs to our retail electric customers.

      The financial impact of such proceedings, rulemaking, and trends are not quantifiable currently. In addition, we are evaluating whether or not there may be impacts on electric reliability associated with the outcomes of these various transmission related proceedings. For example, Commonwealth Edison Company received approval from the FERC to join the PJM RTO effective May 1, 2004 and American Electric Power Service Corporation received approval from the FERC to join the PJM RTO effective October 1, 2004. These integrations could create different patterns of flow and power within the Midwest area and could affect adversely our ability to provide reliable service to our customers.

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      August 14, 2003 Blackout: On August 14, 2003, the electric transmission grid serving parts of the Midwest and the Northeast experienced a significant disturbance that impacted electric service to millions of homes and businesses. As a result, federal and state investigations regarding the cause of the blackout were conducted. These investigations resulted in the NERC and the U.S. and Canadian Power System Outage Task Force releasing electric operations recommendations. Few of the recommendations apply directly to us, since we are not a transmission owner. However, the recommendations could result in increased transmission costs to us and require upgrades to our distribution system. The financial impacts of these recommendations are not quantifiable currently.

      We have complied with an MPSC order requiring Michigan utilities and transmission companies to submit a report concerning relay settings on their systems by May 10, 2004. In July 2004, the MPSC closed the docket concerning the investigation into the August 14, 2003 blackout. Also, we have complied with the FERC order requiring entities that own, operate, or control designated transmission facilities to report on their vegetation management practices by June 17, 2004. This FERC order affected a total of six miles of high voltage lines located on or adjacent to some generating plant properties.

      For additional details and material changes relating to the rate matters and restructuring of the electric utility industry, see Note 3, Uncertainties, "Consumers' Electric Utility Restructuring Matters," and "Consumers' Electric Utility Rate Matters."

      UNIT OUTAGE: In June 2004, our 638 MW Karn Unit 4 facility located in Essexville, Michigan experienced a failure on the exciter. The exciter is a device that provides the magnetic field to the main electric generator. Replacement of the exciter is expected to take several months. In the interim, we have installed a temporary replacement, which is rented from Detroit Edison. However, under the agreement, Detroit Edison can recall the exciter at any time. To hedge against 235 MW of this risk and ensure adequate reserve margins during the summer peak periods, we have entered into two short-term capacity contracts. As of July 2004, the rented exciter has been installed and the Karn unit is operating effectively. The financial impacts of the unit outage are not currently quantifiable.

      FERC SUPPLY MARGIN ASSESSMENT: In April 2004, the FERC adopted two new generation market power screens and modified measures to mitigate market power where it is found. The screens will apply to all initial market-based rate applications and reviews on an interim basis, which occur every three years. Based on preliminary reviews, we believe that we will pass the established screens.

      PERFORMANCE STANDARDS: Electric distribution performance standards developed by the MPSC became effective in February 2004. The standards relate to restoration after outages, safety, and customer services. The MPSC order calls for financial penalties in the form of customer credits if the standards for the duration and frequency of outages are not met. We met or exceeded all approved standards for year-end results for both 2002 and 2003. As of June 2004, we are in compliance with the acceptable level of performance. We are a member of an industry coalition that has appealed the customer credit portion of the performance standards to the Michigan Court of Appeals. We cannot predict the likely effects of the financial penalties, if any, nor can we predict the outcome of the appeal. Likewise, we cannot predict our ability to meet the standards in the future or the cost of future compliance.

      For additional details on performance standards, see Note 3, Uncertainties, "Consumers' Electric Utility Rate Matters - Performance Standards."

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GAS UTILITY BUSINESS OUTLOOK

      GROWTH: Over the next five years, we expect gas deliveries to grow at an average rate of less than one percent per year. Actual gas deliveries in future periods may be affected by:

       -    fluctuations in weather patterns,

       -    use by independent power producers,

       -    competition in sales and delivery,

       -    Michigan economic conditions,

       -    gas consumption per customer, and

       -    increases in gas commodity prices.

      In February 2004, we filed an application with the MPSC for a Certificate of public convenience and necessity for the construction of a 25-mile gas transmission pipeline in northern Oakland County. The project is necessary to meet peak load beginning in the winter of 2005 through 2006. If we are unable to construct the pipeline due to local opposition, we will need to pursue more costly alternatives or possibly curtail serving the system's load growth in that area.

GAS UTILITY BUSINESS UNCERTAINTIES

      Several gas business trends or uncertainties may affect our financial results and conditions. These trends or uncertainties could have a material impact on net sales, revenues, or income from gas operations. The trends and uncertainties include:

      Environmental

       - potential environmental remediation costs at a number of sites, including sites formerly housing manufactured gas plant facilities.

      Regulatory

       - inadequate regulatory response to applications for requested rate increases, and

       - response to increases in gas costs, including adverse regulatory response and reduced gas use by customers.

      Other

       -    pipeline integrity maintenance and replacement costs, and

       -    other pending litigation.

      We sell gas to retail customers under tariffs approved by the MPSC. These tariffs measure the volume of gas delivered to customers (i.e. mcf). However, we purchase gas for resale on a heating value (i.e. Btu) basis. The Btu content of the gas purchased fluctuates and may result in customers using less gas for the same heating requirement. We fully recover our cost to purchase gas through the approved GCR. However, since the customer may use less gas on a volumetric basis, the revenue from the distribution charge (the non-gas cost portion of the customer bill) could be reduced. This could affect adversely our gas utility earnings. The amount of any possible earnings loss due to fluctuating Btu content in future periods cannot be estimated at this time.

      In September 2002, the FERC issued an order rejecting our filing to assess certain rates for non-physical gas title tracking services we provide. In December 2003, the FERC ruled that no refunds were at issue and we reversed $4 million related to this matter. In January 2004, three companies filed with the FERC for clarification or rehearing of the FERC's December 2003 order. In April 2004, the FERC issued its Order Granting Clarification. In that Order,

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the FERC indicated that its December 2003 order was in error. It directed us to file within 30 days a fair and equitable title-tracking fee and to make refunds, with interest, to customers based on the difference between the accepted fee and the fee paid. In response to the FERC's April 2004 order, we filed a Request for Rehearing in May 2004. The FERC issued an Order Granting Rehearing for Further Consideration in June 2004. We expect the FERC to issue an order on the merits of this proceeding in the third quarter of 2004. We believe that with respect to the FERC jurisdictional transportation, we have not charged any customers title transfer fees, so no refunds are due. At this time, we cannot predict the outcome of this proceeding.

      GAS ENVIRONMENTAL ESTIMATES: We expect to incur investigation and remedial action costs at a number of sites, including 23 former manufactured gas plant sites. We expect our remaining remedial action costs to be between $37 million and $90 million. Any significant change in assumptions, such as remediation techniques, nature and extent of contamination, and legal and regulatory requirements, could change the remedial action costs for the sites. For additional details, see Note 3, Uncertainties, "Consumers' Gas Utility Contingencies - Gas Environmental Matters."

      GAS COST RECOVERY: The MPSC is required by law to allow us to charge customers for our actual cost of purchased natural gas. The GCR process is designed to allow us to recover all of our gas costs; however, the MPSC reviews these costs for prudency in an annual reconciliation proceeding.

      GCR YEAR 2002-2003: In March 2004, a settlement agreement was approved by the MPSC that resulted in a GCR disallowance of $11 million for the GCR period. For additional details, see Note 3, Uncertainties, "Consumers' Gas Utility Rate Matters - Gas Cost Recovery."

      GCR YEAR 2003-2004: In June 2004, we filed a reconciliation of GCR for the 12-months ended March 2004. We proposed to refund to our customers $28 million of overrecovered gas cost, plus interest. The refund will be included in the 2004-2005 GCR plan year. The overrecovery includes the $11 million refund settlement for the 2002-2003 GCR year, as well as refunds received by us from our suppliers and required by the MPSC to be refunded to our customers.

      GCR PLAN FOR YEAR 2004-2005: In December 2003, we filed an application with the MPSC seeking approval of a GCR plan for the 12-month period of April 2004 through March 2005. The second quarter GCR adjustment resulted in a GCR ceiling price of $6.57. In June 2004, the MPSC issued a final Order in our GCR plan approving a settlement, which included a quarterly mechanism for setting a GCR ceiling price. The mechanism did not change the current ceiling price of $6.57. Actual gas costs and revenues will be subject to an annual reconciliation proceeding. Our GCR factor for the billing month of August is $6.39 per mcf.

      2003 GAS RATE CASE: In March 2003, we filed an application with the MPSC for a $156 million annual increase in our gas delivery and transportation rates that included a 13.5 percent return on equity. In September 2003, we filed an update to our gas rate case that lowered the requested revenue increase from $156 million to $139 million and reduced the return on common equity from 13.5 percent to 12.75 percent. The MPSC authorized an interim gas rate increase of $19 million annually. The interim increase is under bond and subject to refund if the final rate relief is a lesser amount. The interim increase order includes a $34 million reduction in book depreciation expense and related income taxes effective only during the period of interim relief. The MPSC order allowed us to increase our rates beginning December 19, 2003. As part of the interim rate order, Consumers agreed to restrict dividend payments to its parent company, CMS Energy, to a maximum of $190 million annually during the period of interim relief. On March 5, 2004, the ALJ issued a Proposal for Decision recommending that the MPSC not rely upon the projected test year data included in our filing, which was supported by the MPSC Staff and the ALJ further recommended that the application be dismissed. In response to the Proposal for Decision, the parties have filed exceptions and replies to exceptions. The MPSC is not bound by the ALJ's recommendation and will review the exceptions and replies to exceptions prior to issuing an order on final rate relief.

      2001 GAS DEPRECIATION CASE: In December 2003, we filed an update to our gas utility plant depreciation case originally filed in June 2001. This case is not affected by the 2003 gas rate case interim increase order which reduced book depreciation expense and related income taxes only for the period that we receive the interim relief.

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      The June 2001 depreciation case filing was based on December 2000 plant balances and historical data. The December 2003 filing updates the gas depreciation case to include December 2002 plant balances. The proposed depreciation rates, if approved, would result in an annual increase of $12 million in depreciation expense based on December 2002 plant balances. In June 2004, the ALJ issued a Proposal for Decision recommending adoption of the Michigan Attorney General's proposal to reduce our annual depreciation expense by $52 million. In response to the Proposal for Decision, the parties filed exceptions and are expected to file replies to exceptions. In our exceptions, we proposed alternative depreciation rates that would result in an annual decrease of $7 million in depreciation expense. The MPSC is not bound by the ALJ's recommendation and will review the exceptions and replies to exceptions prior to issuing an order on final depreciation rates.

OTHER CONSUMERS' OUTLOOK

      CODE OF CONDUCT: In December 2000, the MPSC issued a new code of conduct that applies to utilities and alternative electric suppliers. The code of conduct seeks to prevent financial support, information sharing, and preferential treatment between a utility's regulated and non-regulated services. The new code of conduct is broadly written and could affect our:

       -    retail gas business energy related services,

       -    retail electric business energy related services,

       - marketing of non-regulated services and equipment to Michigan customers, and

       -    transfer pricing between our departments and affiliates.

      We appealed the MPSC orders related to the code of conduct and sought a deferral of the orders until the appeal was complete. We also sought waivers available under the code of conduct to continue utility activities that provide approximately $50 million in annual electric and gas revenues. In October 2002, the MPSC denied waivers for three programs including the appliance service plan offered by us, which generated $34 million in gas revenue in 2003. In March 2004, the Michigan Court of Appeals upheld the MPSC's implementation of the code of conduct without modification. We filed an application for leave to appeal with the Michigan Supreme Court, but we cannot predict whether the Michigan Supreme Court will accept the case or the outcome of any appeal. In April 2004, the Michigan Governor signed legislation that allows us to remain in the appliance service business. In June 2004, the MPSC directed the parties to a pending complaint case involving Consumers to file briefs discussing whether the case is affected by the legislation.

      MCV PARTNERSHIP PROPERTY TAXES: In January 2004, the Michigan Tax Tribunal issued its decision in the MCV Partnership's tax appeal against the City of Midland for tax years 1997 through 2000. The MCV Partnership estimates that the decision will result in a refund to the MCV Partnership of approximately $35 million in taxes plus $9 million of interest. The Michigan Tax Tribunal decision has been appealed to the Michigan Court of Appeals by the City of Midland and the MCV Partnership has filed a cross-appeal at the Michigan Court of Appeals. The MCV Partnership also has a pending case with the Michigan Tax Tribunal for tax years 2001 through 2004. The MCV Partnership cannot predict the outcome of these proceedings; therefore, the above refund (net of approximately $15 million of deferred expenses) has not been recognized in year-to-date 2004 earnings.

ENTERPRISES OUTLOOK

      INDEPENDENT POWER PRODUCTION: We plan to complete the restructuring of our IPP business by narrowing the focus of our operations to primarily North America and the Middle East/North Africa. We will continue to sell designated assets and investments that are under-performing or are not consistent with this focus.

      CMS ERM: CMS ERM has streamlined its portfolio in order to reduce business risk and outstanding credit guarantees. Our future activities will be centered on fuel procurement activities and merchant power marketing in such a way as to optimize the earnings from our IPP generation assets.

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      CMS GAS TRANSMISSION: CMS Gas Transmission continues to narrow its scope of existing operations. We plan to continue to sell most of our international assets and businesses. Future operations will be conducted mainly in Michigan.

      In July 2004, we entered into a definitive agreement to sell our interests in Parmelia and Goldfields to APT for approximately $208 million Australian (approximately $145 million in U.S. dollars). The sale is subject to customary closing conditions. We expect the sale to close in the third quarter of 2004.

      In July 2003, CMS Gas Transmission completed the sale of CMS Field Services to Cantera Natural Gas, Inc. for gross cash proceeds of approximately $113 million, subject to post closing adjustments, and a $50 million face value note of Cantera Natural Gas, Inc., which is not included in our consolidated financial statements. The note is payable to CMS Energy for up to $50 million, subject to the financial performance of the Fort Union and Bighorn natural gas gathering systems from 2004 through 2008. The financial performance is dependent primarily on the number of new wells connected and transportation volumes, with certain EBITDA thresholds required to be achieved in order for us to receive payments on the note. There may not be enough new wells connected in 2004 to achieve the annual threshold and thus trigger a payment on the note for 2004.

      UNCERTAINTIES: The results of operations and the financial position of our diversified energy businesses may be affected by a number of trends or uncertainties. Those that could have a material impact on our income, cash flows, or balance sheet and credit improvement include:

       - our ability to sell or to improve the performance of assets and businesses in accordance with our business plan,

       - changes in exchange rates or in local economic or political conditions, particularly in Argentina, Venezuela, Brazil, and the Middle East,

       - changes in foreign laws or in governmental or regulatory policies that could reduce significantly the tariffs charged and revenues recognized by certain foreign subsidiaries, or increase expenses,

       - imposition of stamp taxes on South American contracts that could increase project expenses substantially,

       - impact of any future rate cases, FERC actions, or orders on regulated businesses,

       - impact of ratings downgrades on our liquidity, operating costs, and cost of capital, and

       - impact of restrictions by the Argentine government on natural gas exports to our GasAtacama plant.

OTHER OUTLOOK

      LITIGATION AND REGULATORY INVESTIGATION: We are the subject of an investigation by the DOJ regarding round-trip trading transactions by CMS MST. Additionally, we are named as a party in various litigation including a shareholder derivative lawsuit, a securities class action lawsuit, a class action lawsuit alleging ERISA violations, several lawsuits regarding alleged false natural gas price reporting, and a lawsuit surrounding the possible sale of CMS Pipeline Assets. For additional details regarding these investigations and litigation, see Note 3, Uncertainties.

NEW ACCOUNTING STANDARDS

      FASB INTERPRETATION NO. 46, CONSOLIDATION OF VARIABLE INTEREST ENTITIES:
The FASB issued this Interpretation in January 2003. The objective of the Interpretation is to assist in determining when one party controls another entity in circumstances where a controlling financial interest cannot be properly identified based on voting interests. Entities with this characteristic are considered variable interest entities. The Interpretation requires the party with the controlling financial interest, known as the primary beneficiary, in a variable interest entity to consolidate the entity.

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      On December 24, 2003, the FASB issued Revised FASB Interpretation No. 46.
For entities that have not previously adopted FASB Interpretation No. 46, Revised FASB Interpretation No. 46 provided an implementation deferral until the first quarter of 2004. As of and for the quarter ended March 31, 2004, we adopted Revised FASB Interpretation No. 46 for all entities.

      We determined that we are the primary beneficiary of both the MCV Partnership and the FMLP. We have a 49 percent partnership interest in the MCV Partnership and a 46.4 percent partnership interest in the FMLP. Consumers is the primary purchaser of power from the MCV Partnership through a long-term power purchase agreement. In addition, the FMLP holds a 75.5 percent lessor interest in the MCV Facility, which results in Consumers holding a 35 percent lessor interest in the MCV Facility. Collectively, these interests make us the primary beneficiary of these entities. As such, we consolidated their assets, liabilities, and activities into our financial statements for the first time as of and for the quarter ended March 31, 2004. These partnerships have third-party obligations totaling $728 million at June 30, 2004. Property, plant, and equipment serving as collateral for these obligations has a carrying value of $1.453 billion at June 30, 2004. The creditors of these partnerships do not have recourse to the general credit of CMS Energy.

      At December 31, 2003, we determined that we are the primary beneficiary of three other entities that are determined to be variable interest entities. We have 50 percent partnership interest in the T.E.S. Filer City Station Limited Partnership, the Grayling Generating Station Limited Partnership, and the Genesee Power Station Limited Partnership. Additionally, we have operating and management contracts and are the primary purchaser of power from each partnership through long-term power purchase agreements. Collectively, these interests make us the primary beneficiary as defined by the Interpretation. Therefore, we consolidated these partnerships into our consolidated financial statements for the first time as of December 31, 2003. These partnerships have third-party obligations totaling $118 million at June 30, 2004. Property, plant, and equipment serving as collateral for these obligations has a carrying value of $169 million as of June 30, 2004. Other than outstanding letters of credit and guarantees of $5 million, the creditors of these partnerships do not have recourse to the general credit of CMS Energy.

      We also determined that we are not the primary beneficiary of our trust preferred security structures. Accordingly, those entities have been deconsolidated as of December 31, 2003. Company Obligated Trust Preferred Securities totaling $663 million, that were previously included in mezzanine equity, have been eliminated due to deconsolidation. As a result of the deconsolidation, we reflected $684 million of long-term debt - related parties and reflected an investment in related parties of $21 million.

      We are not required to restate prior periods for the impact of this accounting change.

      Additionally, we have variable interest entities in which we are not the primary beneficiary. FASB Interpretation No. 46 requires us to disclose certain information about these entities. The chart below details our involvement in these entities at June 30, 2004:

                                                                 Investment       Operating       Total
Name (Ownership     Nature of the                Involvement      Balance      Agreement with   Generating
   Interest)           Entity        Country        Date       (In Millions)     CMS Energy      Capacity
---------------     -------------  -----------   -----------   -------------   --------------   ----------
Taweelah (40%)      Generator      United Arab       1999       $    93              Yes           777 MW
                                   Emirates
                    Generator -
                    Under

Jubail (25%)        Construction   Saudi Arabia      2001       $     -              Yes           250 MW

                    Generator -
                    Under          United Arab

Shuweihat (20%)     Construction   Emirates          2001       $   (16)(a)          Yes         1,500 MW
                                                                -------                          -----
Total                                                           $    77                          2,527 MW
                                                                =======                          =====

(a) At June 30, 2004, we carried a negative investment in Shuweihat. The balance is comprised of our investment of $3 million reduced by our proportionate share of the negative fair value of derivative instruments of $19 million. We are required to record the negative investment due to our future commitment to make an equity investment in Shuweihat.

      Our maximum exposure to loss through our interests in these variable interest entities is limited to our investment balance of $77 million, and letters of credit, guarantees, and indemnities relating to Taweelah and Shuweihat totaling $129 million. Included in that total is a letter of credit relating to our required initial investment in Shuweihat of $70 million. We plan to contribute our initial investment when the project becomes commercially operational in 2004.

      FASB STAFF POSITION, NO. SFAS 106-2, ACCOUNTING AND DISCLOSURE REQUIREMENTS RELATED TO THE MEDICARE PRESCRIPTION DRUG, IMPROVEMENT, AND MODERNIZATION ACT OF 2003: The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the Act) was signed into law in December 2003. The Act establishes a prescription drug benefit under Medicare (Medicare Part D) and a federal subsidy, which is exempt from federal taxation, to sponsors of retiree health care benefit plans that provide a benefit that is actuarially equivalent to Medicare Part D. At December 31, 2003, we elected a one-time deferral of the accounting for the Act, as permitted by FASB Staff Position, No. SFAS 106-1.

      The final FASB Staff Position, No. SFAS 106-2 supersedes FASB Staff Position, No. SFAS 106-1 and provides further accounting guidance. FASB Staff Position, No. SFAS 106-2 states that for plans that are actuarially equivalent to Medicare Part D, employers' measures of accumulated postretirement benefit obligations and postretirement benefit costs should reflect the effects of the Act.

      We believe our plan is actuarially equivalent to Medicare Part D and have incorporated retroactively the effects of the subsidy into our financial statements as of June 30, 2004, in accordance with FASB Staff Position, No. SFAS 106-2. We remeasured our obligation as of December 31, 2003 to incorporate the impact of the Act, which resulted in a reduction to the accumulated postretirement benefit obligation of $158 million. The remeasurement resulted in a reduction of OPEB cost of $6 million for the three months ended June 30, 2004, $12 million for the six months ended June 30, 2004, and an expected total reduction of $24 million for 2004. Consumers capitalizes a portion of OPEB cost in accordance with regulatory accounting. As such, the remeasurement resulted in a net reduction of OPEB expense of $4 million, or $0.03 per share, for the three months ended June 30, 2004, $9 million, or $0.05 per share, for the six months ended June 30, 2004, and an expected total net expense reduction of $17 million for 2004.

      EITF NO. 03-6, PARTICIPATING SECURITIES AND THE TWO-CLASS METHOD UNDER SFAS NO. 128: EITF No. 03-6, effective June 30, 2004, addresses the treatment of participating securities in earnings per share calculations. This EITF defines participating securities and describes their treatment using a two-class method of calculating earnings per share. Since we have not issued any participating securities, as defined by EITF No. 03-6 and SFAS No. 128, there was no impact on earnings per share upon adoption.

NEW ACCOUNTING STANDARDS NOT YET EFFECTIVE

      PROPOSED EITF NO. 04-8, THE EFFECT OF CONTINGENTLY CONVERTIBLE DEBT ON DILUTED EARNINGS PER SHARE: The Issue addresses when the dilutive effect of contingently convertible debt instruments should be included in diluted earnings per share calculations. At its July 1, 2004 meeting, the EITF reached a consensus that contingently convertible debt instruments should be included in the diluted earnings per share computation (if dilutive) regardless of whether the market price trigger or other contingent features have been met.

      We currently have a contingently convertible debt instrument and a contingently convertible preferred stock instrument outstanding. Both securities include similar contingent conversion provisions. Including the dilutive effect of these instruments could reduce our diluted earnings per share. For further information on these securities, refer to Note 4, Financings and Capitalization, "Contingently Convertible Securities."

      The proposed Issue is open for public comment and will be discussed by the EITF at its September 2004 meeting. The tentative effective date for this EITF Issue is for reporting periods ending after December 15, 2004. Prior period earnings per share amounts would be required to be restated.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS FOR THE FISCAL
                          YEAR ENDED DECEMBER 31, 2003

This Management's Discussion and Analysis of Financial Condition and Results of Operations for the Fiscal Year Ended December 31, 2003, as filed on July 21, 2004 on Form 10-K/A (the "10-K MD&A") refers to, and in some sections specifically incorporates by reference, CMS' Notes to Consolidated Financial Statements and Notes for the fiscal year ended December 31, 2003 (the "DECEMBER 31, 2003 FINANCIAL STATEMENTS") beginning on page F-51. Both of the 10-K MD&A and the December 31, 2003 Financial Statements have been modified from the versions that were filed with the SEC on July 21, 2004 to reflect supplemental disclosure by the Company in response to an SEC comment letter. The December 31, 2004 Financial Statements contain detailed information that should be referred to in conjunction with the following 10-K MD&A. The 10-K MD&A also describes material contingencies in CMS' Notes to the December 31, 2003 Financial Statements, and CMS encourages readers to review these Notes. All note references within the 10-K MD&A refer to CMS' Notes to the December 31, 2003 Financial Statements. Please refer to the Glossary beginning on page 146 of this prospectus for definitions of certain capitalized terms used in the 10-K MD&A.

EXECUTIVE OVERVIEW

      CMS Energy is an integrated energy company with a business strategy focused primarily in Michigan. We are the parent holding company of Consumers and Enterprises. Consumers is a combination electric and gas utility company serving Michigan's Lower Peninsula. Enterprises, through subsidiaries, is engaged in domestic and international diversified energy businesses including: independent power production; natural gas transmission, storage and processing; and energy services. We manage our businesses by the nature of services each provides and operate principally in three business segments: electric utility, gas utility, and enterprises.

      We earn our revenue and generate cash from operations by providing electric and natural gas utility services, electric power generation, gas transmission, storage, and processing, and other energy-related services. Our businesses are affected by weather, especially during the key heating and cooling seasons, economic conditions, particularly in Michigan, regulation and regulatory issues that primarily affect our gas and electric utility operations, interest rates, our debt credit rating, and energy commodity prices.

      Our strategy involves rebuilding our balance sheet and refocusing on our core strength: superior utility operation. Over the next few years, we expect this strategy to reduce our parent company debt substantially, improve our debt ratings, grow earnings at a mid-single digit rate, restore a meaningful dividend, and position the company to make new investments consistent with our strengths. In the near term, our new investments will focus on the utility.

      In 2003, we continued to implement our "utility plus" strategy centered around growing a healthy utility in Michigan and optimizing the contribution from key Enterprises assets. We sold over $900 million worth of non-strategic assets, enabling us to reduce debt by $1.1 billion. We have taken advantage of historically low interest rates to extend maturities and refinance our debt at lower cost. We completed over $3 billion of financing and refinancing transactions to resolve short-term liquidity concerns at the start of 2003. In addition to improving our capital structure, we contributed $560 million to our defined benefit pension plan. This should result in lower pension costs in the future.

      At the foundation of our financial progress was exceptional operating performance. For the second consecutive year, our Michigan gas utility earned the J.D. Power and Associates award for highest residential customer satisfaction with natural gas services in the Midwest. Independent evaluators, like J.D. Power and Associates recognize value and our regulators do too. The MPSC authorized an annual increase in our gas utility rates of $56 million in late 2002, and an additional interim annualized $19 million rate increase in 2003.

      Despite strong financial and operational performance in 2003, we face important challenges in the future. We continue to lose industrial and commercial customers to other electric suppliers without receiving compensation for stranded costs caused by the lost sales. As of March 2004, we lost 735 MW or nine percent of our electric business to these alternative electric suppliers. We expect the loss to grow to over 1,000 MW in 2004. Existing state legislation encourages competition and provides for recovery of stranded costs, but the MPSC has not yet authorized stranded cost recovery. We continue to work cooperatively with the MPSC to resolve this issue.

      Further, higher natural gas prices have harmed the economics of the MCV and we are seeking approval from the MPSC to change the way in which the facility is used. Our proposal would reduce gas consumption by an estimated 30 to 40 bcf per year while improving the MCV's financial performance with no change to customer rates. A portion of the benefits from the proposal will support additional renewable resource development in Michigan. Resolving the issue is critical for our shareowners and customers, and we have asked the MPSC to approve it quickly.

      We also are focused on further reducing our business risk and leverage, while growing the equity base of our company. Much of our asset sales program is complete; we are focused on selling the remaining businesses that are not strategic to us. This creates volatility in earnings as we recognize foreign currency translation account losses at the time of sale, but it is the right strategic direction for our company.

      Finally, we are working to resolve outstanding litigation that stemmed from energy trading activities in 2001 and earlier. Doing so will permit us to devote more attention to improving business growth. Our business plan is targeted at predictable earnings growth along with reduction in our debt. We are a full year into our five-year plan to reduce by half the debt of the CMS Energy holding company.

      The result of these efforts will be a strong, reliable energy company that will be poised to take advantage of opportunities for further growth.

RESTATEMENT

      Financial statements of prior years and quarterly data for all three periods presented have been restated for the following events:

      - International Energy Distribution, which includes SENECA and CPEE, is no longer considered "discontinued operations",

      -     certain derivative accounting corrections, and

      -     Loy Yang deferred tax accounting correction.

      For additional details on the effect of the restatements, see Note 18, Restatement and Reclassification, and Note 19, Quarterly Financial and Common Stock Information (Unaudited).

RESULTS OF OPERATIONS

CMS ENERGY CONSOLIDATED NET LOSS

      Our 2003 net loss was $44 million, an improvement of $606 million from 2002. We are continuing to restructure our business operations, and as our financial plan moves forward, we will maintain our strategy of selling under-performing or non-strategic assets in order to reduce our debt, to reduce business risk, and to provide for more predictable future earnings.

                             In Millions (Except For Per
                                    Share Amounts)
--------------------------------------------------------
                                     Restated   Restated
Years Ended December 31     2003       2002       2001
-----------------------   --------   --------   --------
Net Loss                  $    (44)  $   (650)  $   (459)
Basic loss per share      $  (0.30)  $  (4.68)  $  (3.51)
Diluted loss per share    $  (0.30)  $  (4.68)  $  (3.51)
                          ========   ========   ========

                                                                                  In Millions
---------------------------------------------------------------------------------------------
                                             Restated            Restated   Restated
    Years Ended December 31         2003       2002     Change     2002       2001     Change
-------------------------------   --------   --------   ------   --------   --------   ------
Electric Utility                  $    167   $    264   $  (97)  $    264   $    120   $  144
Gas Utility                             38         46       (8)        46         21       25
Enterprises                              8       (419)     427       (419)      (272)    (147)
Corporate Interest and Other          (256)      (285)      29       (285)      (196)     (89)
                                  --------   --------   ------   --------   --------   ------
Loss from Continuing Operations        (43)      (394)     351       (394)      (327)     (67)
                                  --------   --------   ------   --------   --------   ------
Discontinued Operations                 23       (274)     297       (274)      (128)    (146)
Accounting Changes                     (24)        18      (42)        18         (4)      22
                                  --------   --------   ------   --------   --------   ------
Net Loss                          $    (44)  $   (650)  $  606   $   (650)  $   (459)  $ (191)
                                  ========   ========   ======   ========   ========   ======

2003 COMPARED TO 2002: Our net loss was reduced significantly from:

- absence of $379 million, net of tax, of goodwill write downs recorded in 2002 associated with discontinued operations,

-     an improvement of CMS Enterprises' earnings due to:

      - decrease of $323 million, net of tax, in asset write downs from planned and completed divestitures,

      - lower expropriation and devaluation losses at the Argentine facilities due to the stabilization of the Argentine Peso,

      - absence of tax charges recorded in 2002 resulting from the loss of indefinite tax deferral for several international investments, and

      -     higher revenues and lower interest costs within IPP.

-     decrease in corporate interest and other.

However, our progress was slowed by:

-     Electric Utility earnings:

      - higher electric operating costs resulting from higher pension expense, greater depreciation expense reflecting higher levels of plant in service, and increased amortization expense associated with securitized regulatory assets,

      -     lower electric deliveries from milder weather during the summer, and

      - continuation of switching by commercial and industrial customers to alternative electric suppliers.

-     loss of $44 million, after-tax, on the sale of Panhandle,

- employee benefit plans net settlement and curtailment loss of $48 million, after tax, related to a large number of employees retiring and exiting these plans, and

- cumulative effect of a change of accounting resulting in a charge of $23 million, net of tax, due to energy trading contracts that did not meet the definition of a derivative.

2002 COMPARED TO 2001: Our net loss increased $191 million from:

- after-tax charges in recognition of planned and completed divestitures and reduced asset valuations,

-     tax credit write-offs in 2002 at the parent level, and

-     restructuring and other costs in 2002.

ELECTRIC UTILITY RESULTS OF OPERATIONS

                                                                                                  In Millions
-------------------------------------------------------------------------------------------------------------
         Years Ended December 31               2003        2002      Change      2002        2001      Change
------------------------------------------   --------    --------    ------    --------    --------    ------
Net income                                   $    167    $    264    $  (97)   $    264    $    120    $  144
                                             ========    ========    ======    ========    ========    ======
Reasons for the Change:
Electric deliveries                                                  $  (41)                           $   41
Power supply costs and related revenue                                   26                               149
Other operating expenses and non-commodity
  revenue                                                               (80)                              (21)
Gain on asset sales                                                     (38)                               38
General taxes                                                            10                                (3)
Fixed charges                                                           (22)                                9
Income taxes                                                             48                               (69)
                                             --------    --------    ------    --------    --------    ------
Total change                                                         $  (97)                           $  144
                                             ========    ========    ======    ========    ========    ======

      ELECTRIC DELIVERIES: In 2003, electric revenues decreased, reflecting lower deliveries. Most significantly, sales volumes to commercial and industrial customers were 5.6 percent lower than in 2002, a result of these sectors' continued switching to alternative electric suppliers as allowed by the Customer Choice Act. The decrease in revenue is also the result of reduced deliveries to higher-margin residential customers, from a milder summer's impact on air conditioning usage. Overall, electric deliveries, including transactions with other wholesale marketers and other electric utilities, decreased 0.4 billion kWh or 1.1 percent.

      In 2002, electric revenue increased by $41 million from the previous year, despite lower deliveries. This was due primarily to increased deliveries to higher-margin residential customers as a result of a significantly warmer summer's impact on air conditioning usage. Deliveries, including transactions with other wholesale marketers and other electric utilities, decreased 0.3 billion kWh or 0.7 percent.

      POWER SUPPLY COSTS AND RELATED REVENUE: In 2003, our recovery of power supply costs was fixed, as required under the Customer Choice Act. Therefore, power supply-related revenue in excess of actual power supply costs increased operating income. By contrast, if power supply-related revenues had been less than actual power supply costs, the impact would have decreased operating income. In 2003, this difference between power supply-related revenues and actual power supply costs benefited operating income by $26 million more than it had in 2002. This increase is primarily the result of increased intersystem revenues due to higher market prices and sales made from surplus capacity. The efficient operation of our generating plants and lower priced purchased power further decreased power supply costs.

      In 2002, as compared to 2001, power supply costs and related revenues increased operating income due primarily to reduced purchased power costs because the Palisades plant returned to service in 2002, following an extended 2001 shutdown.

      OTHER OPERATING EXPENSES AND NON-COMMODITY REVENUE: In 2003, net operating expenses and non-commodity revenue decreased operating income by $80 million versus 2002. This decrease relates to increased pension and other benefit costs of $54 million, a scheduled refueling outage at Palisades, and higher transmission costs. More plant in service increased depreciation costs by $8 million, and $11 million of higher amortization expense from securitized assets further contributed to decreased operating income. Slightly offsetting the increased operating expenses were higher non-commodity revenues associated with other income.

      In 2002, net operating expenses and non-commodity revenue decreased operating income by $21 million compared with 2001. The decrease primarily related to higher transmission expenses and increased depreciation costs from more plant in service.

      ASSET SALES: The reduction in operating income from asset sales for 2003 versus 2002, and the increase in operating income from asset sales for 2002 versus 2001 reflect the $31 million pretax gain associated with the 2002 sale of our electric transmission system and the $7 million pretax gain associated with the 2002 sale of nuclear equipment from the cancelled Midland project.

      GENERAL TAXES: In 2003, general taxes decreased from 2002 due primarily to reductions in MSBT expense, resulting primarily from a tax credit received from the State of Michigan associated with construction of the new corporate headquarters on a qualifying Brownfield site. In 2002, general taxes increased over 2001 due to increases in MSBT and property tax accruals.

      FIXED CHARGES: In 2003, fixed charges increased versus 2002 due primarily to higher average debt levels, but also because of higher average interest rates. In 2002, fixed charges decreased versus 2001 because of a reduction in long-term debt.

      INCOME TAXES: In 2003, income tax decreased versus 2002 due primarily to lower earnings by the electric utility. In 2002, income tax expense increased versus 2001 due primarily to increased earnings.

GAS UTILITY RESULTS OF OPERATIONS

                                                                                                  In Millions
-------------------------------------------------------------------------------------------------------------
         Years Ended December 31               2003        2002      Change      2002        2001      Change
------------------------------------------   --------    --------    ------    --------    --------    ------
Net income                                   $     38    $     46    $   (8)   $     46    $     21    $   25
                                             ========    ========    ======    ========    ========    ======
Reasons for the change:
Gas deliveries                                                       $   (1)                           $   21
Gas rate increase                                                        39                                25
Gas wholesale and retail services and
  other gas revenues                                                      1                                 1
Operation and maintenance                                               (34)                              (14)
General taxes, depreciation, and other
  income                                                                 (6)                               (3)
Fixed charges                                                            (5)                                3
Income taxes                                                             (2)                               (8)
                                             --------    --------    ------    --------    --------    ------
Total change                                                         $   (8)                           $   25
                                             ========    ========    ======    ========    ========    ======

      GAS DELIVERIES: In 2003, gas deliveries, including miscellaneous transportation, increased 4.1 bcf or 1.1 percent versus 2002. Despite increased system deliveries, gas revenues actually declined by $1 million. Colder weather during the first quarter of 2003 increased deliveries to the residential and commercial sectors. Increased deliveries resulted in a $6 million increase in gas revenues. However, the revenue increase was offset by a $7 million gas loss adjustment recorded as a reduction to gas revenues.

      In 2002, gas revenues increased by $21 million from the previous year. System deliveries, including miscellaneous transportation, increased 9.4 bcf or
2.6 percent. The increase was due primarily to colder weather that increased deliveries to the residential and commercial sectors.

      GAS RATE INCREASE: In November 2002, the MPSC issued a final gas rate order authorizing a $56 million annual increase to gas tariff rates. As a result of this order, 2003 gas revenues increased $39 million. In 2002, gas rate increases led to increased gas revenues of $25 million over 2001.

      GAS WHOLESALE AND RETAIL SERVICES AND OTHER GAS REVENUES: In 2003, gas wholesale and retail services and other gas revenues increased $1 million. The $1 million increase includes primarily the following two items. In 2003, we reversed a $4 million reserve, originally recorded in 2002, for non-physical gas title tracking services. In addition, in 2003, we reserved $11 million for the settlement agreement associated with the 2002-2003 GCR disallowance. For additional details regarding both of these issues, see the Gas Utility Business Uncertainties in the "Outlook" section of this MD&A.

      OPERATION AND MAINTENANCE: In 2003, operation and maintenance expenses increased versus 2002 due to increases in pension and other benefits costs of $27 million and additional expenditures on safety, reliability, and customer service. In 2002, operation and maintenance expenses increased versus 2001 due to the recognition of gas storage inventory losses and additional expenditures on customer reliability and service.

      GENERAL TAXES, DEPRECIATION, AND OTHER INCOME: In 2003, the net of general tax expense, depreciation expense, and other income decreased operating income primarily because of increases in depreciation expense from increased plant in service. In 2002, the net of general tax expense, depreciation expense, and other income decreased operating income primarily because of increases in MSBT and property tax expense accruals.

      FIXED CHARGES: In 2003, fixed charges increased versus 2002 due primarily to higher average debt levels, but also because of higher average interest rates. In 2002 versus 2001, fixed charges decreased due to lower long-term debt levels.

      INCOME TAXES: In 2003 versus 2002, income tax expense increased due to reduced income tax expense in 2002. The 2002 reduction was attributable to flow-through accounting on plant, property and equipment as required by past MPSC rulings. In 2002, income tax expense increased versus 2001 due primarily to increased earnings of the gas utility.

ENTERPRISES RESULTS OF OPERATIONS

                                                                                                  IN MILLIONS
-------------------------------------------------------------------------------------------------------------
         Years Ended December 31               2003        2002      Change      2002        2001      Change
------------------------------------------   --------    --------    -------   --------    --------    ------
Net Income (Loss)                            $      8    $   (419)   $   427   $   (419)   $   (272)   $ (147)
                                             ========    ========    =======   ========    ========    ======
Reasons for change:
Operating revenues                                                   $(3,382)                          $  301
Cost of gas and purchased power                                        3,427                             (400)
Earnings from equity method investees                                     68                              (82)
Operation and maintenance                                                 (9)                             167
General taxes, depreciation, and other
income, net                                                               19                               14
Asset impairment charges                                                 507                             (282)
Fixed charges                                                            (25)                              31
Income taxes                                                            (178)                             104
                                             --------    --------    -------   --------    --------    ------
Total change                                                         $   427                           $ (147)
                                             ========    ========    =======   ========    ========    ======

OPERATING REVENUES AND COST OF GAS AND PURCHASED POWER: In 2003, operating revenues and related cost of gas and purchased power decreased compared to 2002 due to the sale of CMS MST wholesale gas and power contracts. In 2002, operating revenues and related cost of gas and purchased power increased compared to 2001 primarily due to higher sales at CMS MST.

EARNINGS FROM EQUITY METHOD INVESTEES: In 2003, earnings from equity method investees increased compared to 2002 due to reduced investment write-downs and higher earnings. In 2002, investment write-downs increased over 2001 and earnings were lower.

OPERATION AND MAINTENANCE: In 2003, operation and maintenance expenses decreased compared to 2002. Lower expenses in 2003 are primarily due to restructuring of the marketing business and divestitures. In 2002, operation and maintenance expenses decreased compared to 2001 primarily due to asset sales at CMS Generation during 2002.

GENERAL TAXES, DEPRECIATION AND OTHER INCOME, NET: In 2003, the net of general tax expense, depreciation expense, and other income increased net income primarily as a result of higher interest income and lower depreciation partially offset by higher general taxes. In 2002, the net of general tax expense, depreciation expense, and other income increased net income primarily due to lower foreign currency transaction losses.

ASSET IMPAIRMENT CHARGES: In 2003, asset impairment charges of $95 million decreased compared to $602 million in 2002 due to reduced divestiture activity. In 2002, asset impairments increased over impairments of $320 million in 2001 due to divestitures and reduced asset valuations.

FIXED CHARGES: In 2003, fixed charges increased compared to 2002 primarily due to higher average debt levels and higher average interest rates. In 2002, fixed charges decreased compared to 2001 due to lower long-term debt levels.

INCOME TAXES: In 2003, income taxes increased compared to 2002 primarily due to higher earnings and the loss of indefinite tax deferral for several international investments. In 2002, income taxes decreased compared to 2001 due to lower net income.

      In 2003, Enterprises had earnings compared to a significant loss in 2002. This year over year improvement resulted from the:

      - elimination of $323 million of asset impairments, net of tax, in 2002 for divestitures and reduced asset valuations,

      - lower expropriation and devaluation losses at Argentine facilities, and

      - elimination of tax charges in 2002 from the loss of indefinite tax deferral for several international investments.

      2002 losses increased by $147 million from 2001 resulting from the:

      - increased asset impairments for divestitures and reduced asset valuations, and

      -     discontinuing and selling several businesses.

OTHER RESULTS OF OPERATIONS

CORPORATE INTEREST AND OTHER:

                                                                          In Millions
-------------------------------------------------------------------------------------
                                     Restated            Restated   Restated
Years Ended December 31     2003       2002     Change     2002       2001     Change
-----------------------   --------   --------   ------   --------   --------   ------
Net Loss                  $   (256)  $   (285)  $   29   $   (285)  $   (196)  $  (89)
                          ========   ========   ======   ========   ========   ======

      Our 2003 corporate interest and other net expenses decreased $29 million from 2002 primarily due to reduced restructuring costs and reduced taxes, partially offset by increased interest allocation to continuing operations.

      Our 2002 corporate interest and other net expenses increased $89 million from 2001 primarily due to restructuring charges, including the relocation of corporate offices from Dearborn to Jackson, Michigan, and increased taxes resulting from the loss of certain AMT credit carryforwards.

      DISCONTINUED OPERATIONS: For the years ended December 31, 2003 and 2002, discontinued operations included Parmelia, and through their respective dates of sale, Panhandle, CMS Viron, CMS Field Services, and Marysville. For additional information, see Note 2, Discontinued Operations, Other Asset Sales, Impairments, and Restructuring.

CRITICAL ACCOUNTING POLICIES

      The following accounting policies are important to an understanding of our results and financial condition and should be considered an integral part of our MD&A:

      - use of estimates in accounting for long-lived assets, equity method investments, and contingencies,

      -     accounting for financial and derivative instruments,

      -     accounting for international operations and foreign currency,

      -     accounting for the effects of industry regulation,

      -     accounting for pension and postretirement benefits,

      -     accounting for asset retirement obligations, and

      -     accounting for nuclear decommissioning costs.

      For additional accounting policies, see Note 1, Corporate Structure and Accounting Policies.

USE OF ESTIMATES

      In preparing our financial statements, we use estimates and assumptions that may affect reported amounts and disclosures. Accounting estimates are used for asset valuations, depreciation, amortization, financial and derivative instruments, employee benefits, and contingencies. For example, we estimate the rate of return on plan assets and the cost of future health-care benefits to determine our annual pension and other postretirement benefit costs. There are risks and uncertainties that may cause actual results to differ from estimated results, such as changes in the regulatory environment, competition, foreign exchange, regulatory decisions, and lawsuits.

      LONG-LIVED ASSETS AND EQUITY METHOD INVESTMENTS: Our assessment of the recoverability of long-lived assets and equity method investments involves critical accounting estimates. Tests of impairment are performed periodically if certain conditions that are other than temporary exist that may indicate the carrying value may not be recoverable. Of our total assets, recorded at $13.838 billion at December 31, 2003, 60 percent represent long-lived assets and equity method investments that are subject to this type of analysis. We base our evaluations of impairment on such indicators as:

      -     the nature of the assets,

      -     projected future economic benefits,

      -     domestic and foreign regulatory and political environments,

      -     state and federal regulatory and political environments,

      -     historical and future cash flow and profitability measurements, and

      -     other external market conditions or factors.

      If an event occurs or circumstances change in a manner that indicates the recoverability of a long-lived asset should be assessed, we evaluate the asset for impairment. An asset held-in-use is evaluated for impairment by calculating the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. If the undiscounted future cash flows are less than the carrying amount, we recognize an impairment loss. The impairment loss recognized is the amount by which the carrying amount exceeds the fair value. We estimate the fair market value of the asset utilizing the best information available. This information includes quoted market prices, market prices of similar assets, and discounted future cash flow analyses. An asset considered held-for-sale is recorded at the lower of its carrying amount or fair value, less cost to sell.

      We also assess our ability to recover the carrying amounts of our equity method investments. This assessment requires us to determine the fair values of our equity method investments. The determination of fair value is based on valuation methodologies including discounted cash flows and the ability of the investee to sustain an earnings capacity that justifies the carrying amount of the investment. We also consider the existence of CMS Energy guarantees on obligations of the investee or other commitments to provide further financial support. If the fair value is less than the carrying value and the decline in value is considered to be other than temporary, an appropriate write-down is recorded.

      Our assessments of fair value using these valuation methodologies represent our best estimates at the time of the reviews and are consistent with our internal planning. The estimates we use can change over time. If fair values were estimated differently, they could have a material impact on the financial statements.

      In 2003, we analyzed impairment indicators related to our long-lived assets and equity method investments. Following our analysis, we reduced the carrying amount of our investment in Parmelia, our investment in SENECA, and an equity investment at CMS Generation to reflect their fair values. We are still pursuing the sale of our remaining non-strategic and under-performing assets, including some assets that were not determined to be impaired. Upon the sale of these assets, the proceeds realized may be materially different from the remaining carrying values. Even though these assets have been identified for sale, we cannot predict when, or make any assurances that, these asset sales will occur. Further, we cannot predict the amount of cash or the value of consideration that may be received. For additional details on asset sales, see
Note 2, Discontinued Operations, Other Asset Sales, Impairments, and Restructuring.

      CONTINGENCIES: We are involved in various regulatory and legal proceedings that arise in the ordinary course of our business. We record accruals for such contingencies based upon our assessment that the occurrence is probable and an estimate of the liability amount. The recording of estimated liabilities for contingencies is guided by the principles in SFAS No. 5. We consider many factors in making these assessments, including history and the specifics of each matter. The most significant of these contingencies are our electric and gas environmental estimates, which are discussed in the "Outlook" section included in this MD&A, and the potential underrecoveries from our power purchase contract with the MCV Partnership.

      MCV UNDERRECOVERIES: The MCV Partnership, which leases and operates the MCV Facility, contracted to sell electricity to Consumers for a 35-year period beginning in 1990 and to supply electricity and steam to Dow. We hold a 49 percent partnership interest in the MCV Partnership, and a 35 percent lessor interest in the MCV Facility.

      Under our power purchase agreement with the MCV Partnership, we pay a capacity charge based on the availability of the MCV Facility whether or not electricity is actually delivered to us; a variable energy charge for kWh delivered to us; and a fixed energy charge based on availability up to 915 MW and based on delivery for the remaining contracted capacity. The cost that we incur under the MCV Partnership power purchase agreement exceeds the recovery amount allowed by the MPSC. As a result, we estimate cash underrecoveries of capacity availability payments will aggregate $206 million from 2004 through 2007. For capacity and fixed energy payments billed by the MCV Partnership after September 15, 2007, and not recovered from customers, we expect to claim a regulatory out provision under the MCV Partnership power purchase agreement. This provision obligates us to pay the MCV Partnership only those capacity and energy charges that the MPSC has authorized for recovery from electric customers. The effect of any such action would be to:

      - reduce cash flow to the MCV Partnership, which could have an adverse effect on our equity, and

      -     eliminate our underrecoveries for capacity and energy payments.

      Further, under the PPA, variable energy payments to the MCV Partnership are based on the cost of coal burned in our coal plants and operations and maintenance expenses. However, the MCV Partnership's costs of producing electricity are tied to the cost of natural gas. Because natural gas prices have increased substantially in recent years, while the price the MCV Partnership can charge us for energy has not, the MCV Partnership's financial performance has been affected adversely.

      As a result of returning to the PSCR process on January 1, 2004, we returned to dispatching the MCV Facility on a fixed load basis, as permitted by the MPSC, in order to maximize recovery from electric customers of our capacity payments. This fixed load dispatch increases the MCV Facility's output and electricity production costs, such as natural gas. As the spread between the MCV Facility's variable electricity production costs and its energy payment revenue widens, the MCV's Partnership's financial performance and our equity interest in the MCV Partnership will be harmed.

      In February 2004, we filed a RCP with the MPSC that is intended to help conserve natural gas and thereby improve our equity investment in the MCV Partnership, without raising the costs paid by our electric customers. The plan's primary objective is to dispatch the MCV Facility on an economic basis depending on natural gas market prices, which will reduce the MCV Facility's annual natural gas consumption by an estimated 30 to 40 bcf. This decrease in the quantity of high-priced natural gas consumed by the MCV Facility will benefit Consumers' ownership interest in the MCV Partnership. We requested that the MPSC provide interim approval while it conducts a full review of the plan. The MPSC has scheduled a prehearing conference with respect to the MCV RCP for April 2004. We cannot predict if or when the MPSC will approve our request.

      The two most significant variables in the analysis of the MCV Partnership's future financial performance are the forward price of natural gas for the next 22 years and the MPSC's decision in 2007 or beyond related to our recovery of capacity payments. Natural gas prices have been historically volatile. Presently, there is no consensus in the marketplace on the price or range of prices of natural gas in the short term or beyond the next five years. Therefore, we cannot predict the impact of these issues on our future earnings, cash flows, or on the value of our equity interest in the MCV Partnership.

      For additional details, see Note 4, Uncertainties, "Other Consumers' Electric Utility Uncertainties -- The Midland Cogeneration Venture."

ACCOUNTING FOR FINANCIAL AND DERIVATIVE INSTRUMENTS, TRADING ACTIVITIES, AND MARKET RISK INFORMATION

      FINANCIAL INSTRUMENTS: We account for investments in debt and equity securities using SFAS No. 115. Debt and equity securities can be classified into one of three categories: held-to-maturity, trading, or available-for-sale securities. Our investments in equity securities are classified as available-for-sale securities. They are reported at fair value, with any unrealized gains or losses resulting from changes in fair value reported in equity as part of accumulated other comprehensive income and are excluded from earnings unless such changes in fair value are determined to be other than temporary. Unrealized gains or losses resulting from changes in the fair value of our nuclear decommissioning investments are reported as regulatory liabilities. The fair value of these investments is determined from quoted market prices.

      DERIVATIVE INSTRUMENTS: We use the criteria in SFAS No. 133, as amended and interpreted, to determine if certain contracts must be accounted for as derivative instruments. The rules for determining whether a contract meets the criteria for derivative accounting are numerous and complex. Moreover, significant judgment is required to determine whether a contract requires derivative accounting, and similar contracts can sometimes be accounted for differently.

      If a contract is accounted for as a derivative instrument, it is recorded in the financial statements as an asset or a liability, at the fair value of the contract. The recorded fair value of the contract is then adjusted quarterly to reflect any change in the market value of the contract, a practice known as marking the contract to market. The accounting for changes in the fair value of a derivative (that is, gains or losses) is reported either in earnings or accumulated other comprehensive income depending on whether the derivative qualifies for special hedge accounting treatment. For additional details on the accounting policies for derivative instruments, see Note 7, Financial and Derivative Instruments.

      The types of contracts we typically classify as derivative instruments are interest rate swaps, foreign currency exchange contracts, electric call options, gas fuel options, fixed priced weather-based gas supply call options, fixed price gas supply call and put options, gas futures, gas and power swaps, and forward purchases and sales. We generally do not account for electric capacity and energy contracts, gas supply contracts, coal and nuclear fuel supply contracts, or purchase orders for numerous supply items as derivatives.

      Certain of our electric capacity and energy contracts are not accounted for as derivatives due to the lack of an active energy market in the state of Michigan, as defined by SFAS No. 133, and the transportation costs that would be incurred to deliver the power under the contracts to the closest active energy market at the Cinergy hub in Ohio. If a market develops in the future, we may be required to account for these contracts as derivatives. The mark-to-market impact on earnings related to these contracts, particularly related to the PPA, could be material to our financial statements.

      To determine the fair value of contracts that are accounted for as derivative instruments, we use a combination of quoted market prices and mathematical valuation models. Valuation models require various inputs, including forward prices, volatilities, interest rates, and exercise periods. Changes in forward prices or volatilities could change significantly the calculated fair value of certain contracts. At December 31, 2003, we assumed a market-based interest rate of 1 percent (six-month U.S. Treasury rate) and volatility rates ranging between 65 percent and 120 percent to calculate the fair value of our electric and gas call options.

      TRADING ACTIVITIES: Our wholesale power and gas trading activities are also accounted for using the criteria in SFAS No. 133. Energy trading contracts that meet the definition of a derivative are recorded as assets or liabilities in the financial statements at the fair value of the contracts. Gains or losses arising from changes in fair value of these contracts are recognized into earnings in the period in which the changes occur. Energy trading contracts that do not meet the definition of a derivative are accounted for as executory contracts (i.e., on an accrual basis).

      The market prices we use to value our energy trading contracts reflect our consideration of, among other things, closing exchange and over-the-counter quotations. In certain contracts, long-term commitments may extend beyond the period in which market quotations for such contracts are available. Mathematical models are developed to determine various inputs into the fair value calculation including price and other variables that may be required to calculate fair value. Realized cash returns on these commitments may vary, either positively or negatively, from the results estimated through application of the mathematical model. We believe that our mathematical models utilize state-of-the-art technology, pertinent industry data, and prudent discounting in order to forecast certain elongated pricing curves. Market prices are adjusted to reflect the impact of liquidating our position in an orderly manner over a reasonable period of time under present market conditions.

      In connection with the market valuation of our energy trading contracts, we maintain reserves for credit risks based on the financial condition of counterparties. We also maintain credit policies that management believes will minimize its overall credit risk with regard to our counterparties. Determination of our counterparties' credit quality is based upon a number of factors, including credit ratings, disclosed financial condition, and collateral requirements. Where contractual terms permit, we employ standard agreements that allow for netting of positive and negative exposures associated with a single counterparty. Based on these policies, our current exposures, and our credit reserves, we do not anticipate a material adverse effect on our financial position or results of operations as a result of counterparty nonperformance.

      The following tables provide a summary of the fair value of our energy trading contracts as of December 31, 2003.

                                                                                    In Millions
-----------------------------------------------------------------------------------------------
Fair value of contracts outstanding as of December 31, 2002                         $        81
Fair value of new contracts when entered into during the period                              --
Implementation of EITF Issue No. 02-03(a)                                                   (36)
Fair value of derivative contracts sold and received from asset sales(b)                    (30)
Changes in fair value attributable to changes in valuation techniques
    and assumptions                                                                          --
Contracts realized or otherwise settled during the period                                   (10)
Other changes in fair value(c)                                                               10
                                                                                    -----------
Fair value of contracts outstanding as of December 31, 2003                         $        15
                                                                                    ===========

(a) Reflects the removal of contracts that do not qualify as derivatives under SFAS No. 133 as of January 1, 2003. See Note 17, Implementation of New Accounting Standards.

(b) Reflects $60 million decrease for price risk management assets sold and $30 million increase for price risk management assets received related to the sales of the gas and power books.

(c) Reflects changes in price and net increase/(decrease) of forward positions as well as changes to mark-to-market and credit reserves.

Fair Value Of Contracts At December 31, 2003                                                 In Millions
--------------------------------------------------------------------------------------------------------
                                                                    Maturity (In Years)
                                             -----------------------------------------------------------
                                                Total
           Source Of Fair Value              Fair Value   Less Than 1   1 to 3   4 to 5   Greater Than 5
------------------------------------------   ----------   -----------   ------   ------   --------------
Prices actively quoted                       $      (23)  $         2   $   (7)  $  (16)  $           (2)
Prices based on models and other valuation
  methods                                            38            11       13       13                1
                                             ----------   -----------   ------   ------   --------------
Total                                        $       15   $        13   $    6   $   (3)  $           (1)
                                             ==========   ===========   ======   ======   ==============

      MARKET RISK INFORMATION: We are exposed to market risks including, but not limited to, changes in interest rates, commodity prices, currency exchange rates, and equity security prices. We manage these risks using established policies and procedures, under the direction of both an executive oversight committee consisting of senior management representatives and a risk committee consisting of business-unit managers. We may use various contracts to manage these risks, including swaps, options, and forward contracts.

      Contracts used to manage market risks may be considered derivative instruments that are subject to derivative and hedge accounting pursuant to SFAS No. 133. We intend that any gains or losses on these contracts will be offset by an opposite movement in the value of the item at risk. We enter into all risk management contracts for purposes other than trading. These contracts contain credit risk if the counterparties, including financial institutions and energy marketers, fail to perform under the agreements. We minimize such risk by performing financial credit reviews using, among other things, publicly available credit ratings of such counterparties.

      We perform sensitivity analyses to assess the potential loss in fair value, cash flows, or future earnings based upon a hypothetical 10 percent adverse change in market rates or prices. We do not believe that sensitivity analyses alone provide an accurate or reliable method for monitoring and controlling risks. Therefore, we use our experience and judgment to revise strategies and modify assessments. Changes in excess of the amounts determined in sensitivity analyses could occur if market rates or prices exceed the 10 percent shift used for the analyses. These risk sensitivities are shown in "Interest Rate Risk," "Commodity Price Risk," "Trading Activity Commodity Price Risk," "Currency Exchange Risk," and "Equity Securities Price Risk" within this section.

      INTEREST RATE RISK: We are exposed to interest rate risk resulting from issuing fixed-rate and variable-rate financing instruments and from interest rate swap agreements. We use a combination of these instruments to manage this risk as deemed appropriate, based upon market conditions. These strategies are designed to provide and maintain a balance between risk and the lowest cost of capital.

      Interest Rate Risk Sensitivity Analysis (assuming a 10 percent adverse change in market interest rates):

                                                                 In Millions
----------------------------------------------------------------------------
                  As of December 31                        2003       2002
------------------------------------------------------   --------   --------
Variable-rate financing-- before tax annual earnings
  exposure                                               $      1   $      2
Fixed-rate financing-- potential loss in fair value(a)        242        293

-----------------
(a) Fair value exposure could only be realized if we repurchased all of our fixed-rate financing.

      As discussed in "Electric Utility Business Uncertainties -- Competition and Regulatory Restructuring -- Securitization" within this MD&A, we have filed an application with the MPSC to securitize certain expenditures. Upon final approval, we intend to use the proceeds from the securitization to retire higher-cost debt, which could include a portion of our current fixed-rate debt. We do not believe that any adverse change in debt price and interest rates would have a material adverse effect on either our consolidated financial position, results of operations or cash flows.

      Certain equity method investees have issued interest rate swaps. These instruments are not required to be included in the sensitivity analysis, but can have an impact on financial results. See discussion of these instruments in Note 18, Restatement and Reclassification.

      Commodity Price Risk: For purposes other than trading, we enter into electric call options, fixed-priced weather-based gas supply call options, and fixed-priced gas supply call and put options. The electric call options are used to protect against the risk of fluctuations in the market price of electricity, and to ensure a reliable source of capacity to meet our customers' electric needs. The weather-based gas supply call options, along with the gas supply call and put options, are used to purchase reasonably priced gas supply. Call options give us the right, but not the obligation, to purchase gas supply at predetermined fixed prices. Put options give third-party suppliers the right, but not the obligation, to sell gas supply to us at predetermined fixed prices.

      The commodity price risk sensitivity analysis was not material for the years ending December 31, 2003 and December 31, 2002.

      Trading Activity Commodity Price Risk: We are exposed to market fluctuations in the price of energy commodities. We employ established policies and procedures to manage these risks and may use various commodity derivatives, including futures, options, and swap contracts. The prices of these energy commodities can fluctuate because of, among other things, changes in the supply of and demand for those commodities.

      Trading Activity Commodity Price Risk Sensitivity Analysis (assuming a 10 percent adverse change in market prices):

                                           In Millions
------------------------------------------------------
          As of December 31                   2003
------------------------------------------------------
Potential reduction in fair value:
Gas-related swaps and forward contracts        $3
Electricity-related forward contracts           2
Electricity-related call option contracts       1
=================================================

      A sensitivity analysis was not performed for the year ended December 31, 2002. There has been a significant change in trading activity in 2003 from the prior year. As noted in "Trading Activities" within this section, the fair value of contracts outstanding has decreased from $81 million at December 31, 2002 to $15 million at December 31, 2003. For further information, see "Trading Activities" within this section.

      Currency Exchange Risk: We are exposed to currency exchange risk arising from investments in foreign operations as well as various international projects in which we have an equity interest and which have debt denominated in U.S. dollars. We typically use forward exchange contracts and other risk mitigating instruments to hedge currency exchange rates. The impact of hedges on our investments in foreign operations is reflected in accumulated other comprehensive income as a component of the foreign currency translation adjustment. Gains or losses from the settlement of these hedges are maintained in the foreign currency translation adjustment until we sell or liquidate the investments on which the hedges were taken. At December 31, 2003, we had no foreign exchange hedging contracts outstanding. As of December 31, 2003, the total foreign currency translation adjustment was a net loss of $419 million, which included a net hedging loss of $18 million related to settled contracts.

      Equity Securities Price Risk: We are exposed to price risk associated with investments in equity securities. As discussed in "Financial Instruments" within this section, our investments in equity securities are classified as available-for-sale securities. They are reported at fair value, with any unrealized gains or losses resulting from changes in fair value reported in equity as part of accumulated other comprehensive income and are excluded from earnings unless such changes in fair value are determined to be other than temporary. Unrealized gains or losses resulting from changes in the fair value of our nuclear decommissioning investments are reported as regulatory liabilities.

      Equity Securities Price Risk Sensitivity Analysis (assuming a 10 percent adverse change in market prices):

                                       In Millions
--------------------------------------------------
        As of December 31              2003  2002
--------------------------------------------------
Potential reduction in fair value:
  Nuclear decommissioning investments   $57   $49
  Equity investments                      7     6
=================================================

      For additional details on market risk and derivative activities, see Note 7, Financial and Derivative Instruments.

INTERNATIONAL OPERATIONS AND FOREIGN CURRENCY

      We have investments in energy-related projects throughout the world. As a result of a change in business strategy, over the last two years we have been selling certain foreign investments. For additional details on the divestiture of foreign investments see Note 2, Discontinued Operations, Other Asset Sales, Impairments, and Restructuring.

      BALANCE SHEET: Our subsidiaries and affiliates whose functional currency is other than the U.S. dollar translate their assets and liabilities into U.S. dollars at the exchange rates in effect at the end of the fiscal period. Gains or losses that result from this translation and gains or losses on long-term intercompany foreign currency transactions are reflected as a component of stockholders' equity in the Consolidated Balance Sheets as "Foreign Currency Translation." As of December 31, 2003, cumulative foreign currency translation decreased stockholders' equity by $419 million. We translate the revenue and expense accounts of these subsidiaries and affiliates into U.S. dollars at the average exchange rate during the period.

      AUSTRALIA: At December 31, 2003, the net foreign currency loss due to the exchange rate of the Australian dollar recorded in the Foreign Currency Translation component of stockholders' equity using an exchange rate of 1.335 Australian dollars per U.S. dollars was $95 million. This amount includes an unrealized loss related to our investment in Loy Yang. This unrealized loss, and the impact of certain deferred taxes associated with the Loy Yang investment, will be realized upon sale, full liquidation, or other disposition of our investment in Loy Yang for a total loss of approximately $110 million. In July 2003, we executed a conditional share sale agreement for our investment in Loy Yang. For additional details, see "Outlook -- Enterprises Outlook" section within this MD&A.

      ARGENTINA: In January 2002, the Republic of Argentina enacted the Public Emergency and Foreign Exchange System Reform Act. This law repealed the fixed exchange rate of one U.S. dollar to one Argentina peso, converted all dollar-denominated utility tariffs and energy contract obligations into pesos at the same one-to-one exchange rate, and directed the President of Argentina to renegotiate such tariffs.

      Effective April 30, 2002, we adopted the Argentine peso as the functional currency for our Argentine investments. We had used previously the U.S. dollar as the functional currency. As a result, we translated the assets and liabilities of our Argentine entities into U.S. dollars using an exchange rate of 3.45 pesos per U.S. dollar, and recorded an initial charge to the Foreign Currency Translation component of stockholders' equity of $400 million.

      While we cannot predict future peso-to-U.S. dollar exchange rates, we do expect that these non-cash charges reduce substantially the risk of further material balance sheet impacts when combined with anticipated proceeds from international arbitration currently in progress, political risk insurance, and the eventual sale of these assets. At December 31, 2003, the net foreign currency loss due to the unfavorable exchange rate of the Argentine peso recorded in the Foreign Currency Translation component of stockholders' equity using an exchange rate of 2.94 pesos per U.S. dollar was $264 million. This amount also reflects the effect of recording, at December 31, 2002, U.S. income taxes on temporary differences between the book and tax bases of foreign investments, including the foreign currency translation associated with our Argentine investments that were no longer considered permanent. For additional details, see Note 8, Income Taxes.

      INCOME STATEMENT: We use the U.S. dollar as the functional currency of subsidiaries operating in highly inflationary economies and of subsidiaries that meet the U.S. dollar functional currency criteria outlined in SFAS

No. 52. Gains and losses that arise from transactions denominated in a currency other than the U.S. dollar, except those that are hedged, are included in determining net income.

      HEDGING STRATEGY: We may use forward exchange and option contracts to hedge certain receivables, payables, long-term debt, and equity value relating to foreign investments. The purpose of our foreign currency hedging activities is to reduce risk associated with adverse changes in currency exchange rates that could affect cash flow materially. These contracts would not subject us to risk from exchange rate movements because gains and losses on such contracts are inversely correlated with the losses and gains, respectively, on the assets and liabilities being hedged.

ACCOUNTING FOR THE EFFECTS OF INDUSTRY REGULATION

      Because we are involved in a regulated industry, regulatory decisions affect the timing and recognition of revenues and expenses. We use SFAS No. 71 to account for the effects of these regulatory decisions. As a result, we may defer or recognize revenues and expenses differently than a non-regulated entity.

      For example, items that a non-regulated entity normally would expense, we may record as regulatory assets if the actions of the regulator indicate such expenses will be recovered in future rates. Conversely, items that non-regulated entities may normally recognize as revenues, we may record as regulatory liabilities if the actions of the regulator indicate they will require such revenues be refunded to customers. Judgment is required to determine the recoverability of items recorded as regulatory assets and liabilities. As of December 31, 2003, we had $1.105 billion recorded as regulatory assets and $1.467 billion recorded as regulatory liabilities.

      For additional details on industry regulation, see Note 1, Corporate Structure and Accounting Policies, "Utility Regulation."

ACCOUNTING FOR PENSION AND OPEB

      PENSION: We have established external trust funds to provide retirement pension benefits to our employees under a non-contributory, defined benefit Pension Plan. We have implemented a cash balance plan for employees hired after June 30, 2003. We use SFAS No. 87 to account for pension costs.

      OPEB: We provide postretirement health and life benefits under our OPEB plan to substantially all our retired employees. We use SFAS No. 106 to account for other postretirement benefit costs.

      Liabilities for both pension and OPEB are recorded on the balance sheet at the present value of their future obligations, net of any plan assets. The calculation of the liabilities and associated expenses requires the expertise of actuaries. Many assumptions are made including:

      -     life expectancies,

      -     present-value discount rates,

      -     expected long-term rate of return on plan assets,

      -     rate of compensation increases, and

      -     anticipated health care costs.

      Any change in these assumptions can change significantly the liability and associated expenses recognized in any given year.

      The following table provides an estimate of our pension expense, OPEB expense, and cash contributions for the next three years:

                                         In Millions
-----------------------------------------------------
       Pension Expense   OPEB Expense   Contributions
-----------------------------------------------------
2004        $ 21            $ 66             $ 98
2005          44              63              123
2006          67              61              131
=================================================

      Actual future pension expense and contributions will depend on future investment performance, changes in future discount rates, and various other factors related to the populations participating in the Pension Plan.

      Lowering the expected long-term rate of return on the Pension Plan assets by 0.25 percent (from 8.75 percent to 8.50 percent) would increase estimated pension expense for 2004 by $2 million. Lowering the discount rate by 0.25 percent (from 6.25 percent to 6.00 percent) would increase estimated pension expense for 2004 by $4 million.

      In August 2003, we made a planned contribution of $210 million to the Pension Plan. In December 2003, we made an additional contribution of $350 million. As a result of these contributions, we reversed the additional minimum liability and the resulting decrease in equity that we charged in 2002. As of December 31, 2003, we have a prepaid pension asset of $408 million recorded on our consolidated balance sheets.

      Market-Related Valuation: We determine pension expense based on a market-related valuation of assets, which reduces year-to-year volatility. The market-related valuation recognizes investment gains or losses over a five-year period from the year in which the gains or losses occur. Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return based on the market value of assets. Since the market-related value of assets recognizes gains or losses over a five-year period, the future value of assets will be impacted as previously deferred gains or losses are recorded.

      Due to the unfavorable performance of the equity markets in the past few years, as of December 31, 2003, we had cumulative losses of approximately $239 million that remain to be recognized in the calculation of the market-related value of assets. These unrecognized net actuarial losses may result in increases in future pension expense in accordance with SFAS No. 87.

      The Medicare Prescription Drug, Improvement and Modernization Act of 2003 was signed into law in December 2003. This Act establishes a prescription drug benefit under Medicare (Medicare Part D), and a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is actuarially equivalent to Medicare Part D. We are deferring recognizing the effects of the Act in our 2003 financial statements, as permitted by FASB Staff Position No. 106-1. When accounting guidance is issued, our retiree health benefit obligation may be adjusted.

      For additional details on postretirement benefits, see Note 10, Retirement Benefits.

ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS

      SFAS No. 143, Accounting for Asset Retirement Obligations, became effective January 2003. It requires companies to record the fair value of the cost to remove assets at the end of their useful lives, if there is a legal obligation to remove them. We have legal obligations to remove some of our assets, including our nuclear plants, at the end of their useful lives. As required by SFAS No. 71, we accounted for the implementation of this standard by recording a regulatory asset and liability for regulated entities instead of a cumulative effect of a change in accounting principle. Accretion of $1 million related to the Big Rock and Palisades' profit component included in the estimated cost of removal was expensed for 2003.

      The fair value of ARO liabilities has been calculated using an expected present value technique. This technique reflects assumptions, such as costs, inflation, and profit margin that third parties would consider to assume the settlement of the obligation. Fair value, to the extent possible, should include a market risk premium for unforeseeable circumstances. No market risk premium was included in our ARO fair value estimate since a reasonable estimate could not be made.

      If a reasonable estimate of fair value cannot be made in the period the asset retirement obligation is incurred, such as assets with indeterminate lives, the liability is to be recognized when a reasonable estimate of fair value can be made. Generally, transmission and distribution assets have indeterminate lives. Retirement cash flows cannot be determined. There is a low probability of a retirement date, so no liability has been recorded for these assets. No liability has been recorded for assets that have insignificant cumulative disposal costs, such as substation batteries. The measurement of the ARO liabilities for Palisades and Big Rock are based on decommissioning studies that are based largely on third-party cost estimates.

      Reclassification of Non-Legal Cost of Removal: Beginning in December 2003, the SEC requires the quantification and reclassification of the estimated cost of removal obligations arising from other than legal obligations. These obligations have been accrued through depreciation charges. We estimate that we had $983 million in 2003 and $907 million in 2002 of previously accrued asset removal costs related to our regulated operations, for other than legal obligations. These obligations, which were previously classified as a component of accumulated depreciation, were reclassified as regulatory liabilities in the accompanying consolidated balance sheets.

      For additional details on ARO, see Note 16, Asset Retirement Obligations.

ACCOUNTING FOR NUCLEAR DECOMMISSIONING COSTS

      The MPSC and FERC regulate the recovery of costs to decommission our Big Rock and Palisades nuclear plants. They require, and we have established, external trust funds to finance the decommissioning of both plants. Our electric customers pay a surcharge to fund these trusts. We record the trust fund balances as a non-current asset on our balance sheet.

      Our decommissioning cost estimates for the Big Rock and Palisades plants assume:

      - each plant site will be restored to conform to the adjacent landscape,

      - all contaminated equipment and material will be removed and disposed of in a licensed burial facility, and

      -     the site will be released for unrestricted use.

      Independent contractors with expertise in decommissioning have helped us develop decommissioning cost estimates. Various inflation rates for labor, non-labor, and contaminated equipment disposal costs are used to escalate these cost estimates to the future decommissioning cost. A portion of future decommissioning cost will result from the failure of the DOE to remove fuel from the sites, as required by the Nuclear Waste Policy Act of 1982. Spent fuel storage costs would not be incurred if the DOE took possession of the spent fuel. There is litigation underway to recover these costs.

      The decommissioning trust funds include equities and fixed income investments. Equities will be converted to fixed income investments during decommissioning, and fixed income investments are converted to cash as needed. In December 2000, funding of the Big Rock trust fund was stopped since it was considered fully funded, subject to further MPSC review. The funds provided by the trusts, additional customer surcharges, and potential funds from DOE litigation are all required to cover fully the decommissioning costs, and we currently expect that to happen. The costs of decommissioning these sites and the adequacy of the trust funds could be affected by:

      -     variances from expected trust earnings,

      - a lower recovery of costs from the DOE and lower rate recovery from customers, and

      - changes in decommissioning technology, regulations, estimates or assumptions.

      For additional details on nuclear decommissioning, see Note 1, Corporate Structure and Accounting Policies, "Nuclear Plant Decommissioning."

CAPITAL RESOURCES AND LIQUIDITY

      Our liquidity and capital requirements are a function of our results of operations, capital expenditures, contractual obligations, debt maturities, working capital needs, and collateral requirements. During the summer months, we purchase natural gas and store it for resale primarily during the winter heating season. Recently, the market price for natural gas has increased. Although our natural gas purchases are recoverable from our customers, the amount paid for natural gas stored as inventory could require additional liquidity due to the timing of the cost recoveries. In addition, a few of our commodity suppliers have requested advance payment or other forms of assurances, including margin calls, in connection with maintenance of ongoing deliveries of gas and electricity.

      At the beginning of 2003, we had debt maturities and capital expenditures that required substantial amounts of cash. We were also subject to liquidity demands of various commercial commitments, such as guarantees, indemnities, and letters of credit. As a result, in 2003, we executed a financial improvement plan to address these critical liquidity issues.

      In January 2003, we suspended payment of the common stock dividend and increased our efforts to reduce operating expenses and capital expenditures. We continued to sell non-strategic assets and we used the proceeds to reduce debt. Gross proceeds from asset sales were $939 million in 2003. Finally, we explored financing opportunities, such as refinancing debt, issuing new debt and preferred equity, and negotiating private placement debt. Together, all of these steps enabled us to meet our liquidity demands.

      In 2004, we will continue to monitor our operating expenses and capital expenditures, evaluate market conditions for financing opportunities, and sell assets that are not consistent with our strategy. We do not anticipate paying dividends in the foreseeable future. The Board of Directors may reconsider or revise this policy from time to time based upon certain conditions, including our results of operations, financial condition, and capital requirements, as well as other relevant factors. We believe our current level of cash and borrowing capacity, along with anticipated cash flows from operating and investing activities, will be sufficient to meet our liquidity needs through 2005.

CASH POSITION, INVESTING, AND FINANCING

      Consolidated cash needs are met by our operating, investing and financing activities. At December 31, 2003, $733 million consolidated cash was on hand which includes $201 million of restricted cash. For additional details on restricted cash, see Note 1, Corporate Structure and Accounting Policies.

      Our primary ongoing source of cash is dividends and other distributions from our subsidiaries, including proceeds from asset sales. In 2003, Consumers paid $218 million in common stock dividends and Enterprises paid $536 million in common stock dividends and other distributions to us. Enterprises' other distributions include a transfer of 1,967,640 shares of CMS Energy Common Stock, valued at $16 million, in the form of a stock dividend. There was no impact on shares outstanding or the consolidated income statement from this distribution.

SELECTED MEASURES OF LIQUIDITY AND CAPITAL RESOURCES:

                                              2003
---------------------------------------------------
Working capital (in millions)               $   844
Current ratio                                1.51:1
===================================================

Workingcapital in 2003 was primarily driven by the following:

      -     cash proceeds from long-term debt issuance -- $2.080 billion,

      -     cash proceeds from asset sales -- $939 million, and

      -     cash proceeds from preferred stock issuance/sale -- $272 million.

partially offset by:

      - cash used for long-term debt retirements, excluding current portion -- $1.531 billion,

      -     cash used for pension contributions -- $560 million, and

      - cash used for purchase of property, plant and equipment -- $535 million.

SUMMARY OF CASH FLOWS:

                                                                        In Millions
-----------------------------------------------------------------------------------
                                                                Restated   Restated
                                                       2003       2002       2001
-----------------------------------------------------------------------------------
Net cash provided by (used in):
  Operating activities                               $  (251)   $   614    $   372
  Investing activities                                   203        829     (1,349)
  Financing activities                                   230     (1,223)       967
Effect of exchange rates on cash                          (1)         8        (10)
----------------------------------------------------------------------------------
Net increase (decrease) in cash and temporary cash
  investments                                        $   181    $   228    $   (20)
==================================================================================

OPERATING ACTIVITIES:

      2003: Net cash used in operating activities was $251 million in 2003 compared to net cash provided by operating activities of $614 million in 2002. The change of $865 million was primarily due to an increase in pension plan contributions of $496 million, an increase in inventories of $428 million due to higher gas purchases at higher prices by our gas utility operations, and a decrease in accounts payable and accrued expenses of $232 million due primarily to the sale of CMS MST's wholesale gas and power contracts. This change was partially offset by a decrease in accounts receivable and accrued revenue of $101 million due primarily to the sale of CMS MST's wholesale gas and power contracts.

      2002: Net cash provided by operating activities increased $242 million in 2002 primarily due to a decrease in inventories of $479 million due to a lower volume of gas purchased at lower prices, combined with increased sales volumes at higher prices at our gas utility. This increase was partially offset by a smaller decrease in accounts receivable and accrued revenues of $238 million.

INVESTING ACTIVITIES:

      2003: Net cash provided by investing activities decreased $626 million in 2003 due primarily to a decrease in asset sale proceeds of $720 million, primarily from the sale of Equatorial Guinea, Powder River, and CMS Oil and Gas in 2002, offset by a decrease in 2003 versus 2002 capital expenditures of $212 million as a result of our strategic plan to reduce capital expenditures.

      2002: Net cash provided by investing activities increased $2.178 billion in 2002 due primarily to a decrease in capital expenditures of $492 million as a result of our strategic plan to reduce capital expenditures, and an increase in asset sale proceeds of $1.525 billion, resulting primarily from the sales of Equatorial Guinea, Powder River, and CMS Oil and Gas.

FINANCING ACTIVITIES:

      2003: Net cash provided by financing activities increased $1.453 billion in 2003 due primarily to an increase in net proceeds from borrowings of $988 million and net proceeds from preferred securities issuances/ sale of $272 million. For additional details on long-term debt activity, see Note 5, Financings and Capitalization.

      2002: Net cash used in financing activities increased $2.190 billion in 2002 due primarily to a decrease in net proceeds from borrowings of $1.733 billion and a decrease in net proceeds from common stock and preferred securities of $454 million.

OBLIGATIONS AND COMMITMENTS

      The following information on our contractual obligations, off-balance sheet arrangements, and commercial commitments is provided to collect information in a single location so that a picture of liquidity and capital resources is readily available. For additional information on our obligations and commitments see Note 5, Financings and Capitalization.

      Contractual Obligations                                                                 In Millions
---------------------------------------------------------------------------------------------------------
                                                                    Payments Due
                                                ---------------------------------------------------------
           December 31                 Total      2004      2005      2006      2007      2008     Beyond
---------------------------------------------------------------------------------------------------------
On-balance sheet:
  Long-term debt                      $ 6,529   $   509   $   696   $   490   $   516   $   987   $ 3,331
  Long-term debt -- related parties       684        --        --        --        --        --       684
  Capital lease obligations                68        10        11        10        10         8        19
---------------------------------------------------------------------------------------------------------
Total on-balance sheet                $ 7,281   $   519   $   707   $   500   $   526   $   995   $ 4,034
---------------------------------------------------------------------------------------------------------
Off-balance sheet:
  Non-recourse debt                   $ 2,909   $   233   $   123   $   170   $    85   $   101   $ 2,197
   Interest payments on long-term
     debt(a)                            4,135       460       424       404       377       311     2,159
  Capital lease obligation -- MCV         144        16         9         8         8         8        95
  Operating leases                         78        12        10        10         9         7        30
  Sale of accounts receivable             297       297        --        --        --        --        --
  Unconditional purchase
     obligations(b)                    16,370     1,895     1,258       892       711       670    10,944
---------------------------------------------------------------------------------------------------------
Total off-balance sheet               $23,933   $ 2,913   $ 1,824   $ 1,484   $ 1,190   $ 1,097   $15,425
=========================================================================================================

(a) This represents currently scheduled interest payments on both variable and fixed rate long-term debt, long-term debt - related parties, and the current portion of long-term debt. Variable rate interest payments are based on the contractual rates in effect at December 31, 2003.

(b) This excludes purchase obligations that Consumers has with Genesee, Grayling, and Filer City generating plants because these entities are consolidated under FASB Interpretation No. 46. Purchase obligations related to the MCV Facility PPA assume that the regulatory out provision is exercised in 2007. For additional details, see Note 4, Uncertainties, "Other Consumers' Electric Utility Uncertainties -- The Midland Cogeneration Venture."

      REGULATORY AUTHORIZATION FOR FINANCINGS: Consumers must obtain FERC authority to issue short and long-term securities. For additional details of Consumers' existing authority, see Note 5, Financings and Capitalization.

      LONG-TERM DEBT: Details on long-term debt and preferred securities issuances, retirements, and outstanding balances are presented in Note 5, Financings and Capitalization.

      SHORT-TERM FINANCINGS: CMS Energy has $190 million available and Consumers has $390 million available under revolving credit facilities. At December 31, 2003, the lines are available for general corporate purposes, working capital, and letters of credit. Additional details are in Note 5, Financings and Capitalization.

      CAPITAL LEASE OBLIGATIONS: Our capital leases are comprised mainly of leased service vehicles and office furniture. The full obligation of our leases could become due in the event of lease payment default.

      OFF-BALANCE SHEET ARRANGEMENTS: We use off-balance sheet arrangements in the normal course of business. Our off-balance sheet arrangements include:

      -     operating leases,

      -     non-recourse debt,

      -     sale of accounts receivable, and

      -     unconditional purchase obligations.

      Operating Leases: Our leases of railroad cars, certain vehicles, and miscellaneous office equipment are accounted for as operating leases.

      Non-recourse Debt: Our share of unconsolidated debt associated with partnerships and joint ventures in which we have a minority interest is non-recourse.

      Sale of Accounts Receivable: Under a revolving accounts receivable sales program, we currently sell up to $325 million of certain accounts receivable. For additional details, see Note 5, Financings and Capitalization.

      Unconditional Purchase Obligations: Long-term contracts for purchase of commodities and services are unconditional purchase obligations. These obligations represent operating contracts used to assure adequate supply with generating facilities that meet PURPA requirements. The commodities and services include:

      -     natural gas,

      -     electricity,

      - coal purchase contracts and their associated cost of transportation, and

      -     electric transmission.

      Included in unconditional purchase obligations are long-term power purchase agreements with various generating plants including the MCV Facility. These contracts require us to make monthly capacity payments based on the plants' availability or deliverability. These payments will approximate $43 million per month during 2004, including $34 million related to the MCV Facility. If a plant is not available to deliver electricity, we are not obligated to make the capacity payments to the plant for that period of time. For additional details on power supply costs, see "Electric Utility Results of Operations" within this MD&A and Note 4, Uncertainties, "Consumers' Electric Utility Rate Matters -- Power Supply Costs," and "Other Consumers' Electric Utility Uncertainties -- The Midland Cogeneration Venture."

      Commercial Commitments: Our commercial commitments include indemnities and letters of credit. Indemnities are agreements to reimburse other companies, such as an insurance company, if those companies have to complete our contractual performance in a third party contract. Banks, on our behalf, issue letters of credit guaranteeing payment to a third party. Letters of credit substitute the bank's credit for ours and reduce credit risk for the third party beneficiary. We monitor and approve these obligations and believe it is unlikely that we would be required to perform or otherwise incur any material losses associated with these guarantees.

Commercial Commitments                                         In Millions
--------------------------------------------------------------------------
                                       Commitment Expiration
--------------------------------------------------------------------------
      December 31        Total   2004   2005   2006   2007   2008   Beyond
--------------------------------------------------------------------------
Off-balance sheet:
  Guarantees              $239   $ 20   $ 36   $  4   $ --   $ --    $179
  Indemnities               28      8     --     --     --     --      20
  Letters of Credit(a)     254    215     10      5      5      5      14
-------------------------------------------------------------------------
Total                     $521   $243   $ 46   $  9   $  5   $  5    $213
=========================================================================

(a) At December 31, 2003, we had $175 million of cash collateralized letters of credit and the cash used to collateralize the letters of credit is included in Restricted Cash on the Consolidated Balance Sheets.

      DIVIDEND RESTRICTIONS: Under the provisions of its articles of incorporation, at December 31, 2003, Consumers had $373 million of unrestricted retained earnings available to pay common dividends. However, covenants in Consumers debt facilities cap common stock dividend payments at $300 million in a calendar year. Through December 31, 2003, we received the following common stock dividend payments from Consumers:

                                                     In Millions
----------------------------------------------------------------
January                                                 $ 78
May                                                       31
June                                                      53
November                                                  56
------------------------------------------------------------
Total common stock dividends paid to CMS Energy         $218
============================================================

      As of December 18, 2003, Consumers is also under an annual dividend cap of $190 million imposed by the MPSC during the current interim gas rate relief period. Because all of the $218 million of common stock dividends to CMS energy were paid prior to December 18, 2003, Consumers was not out of compliance with this new restriction for 2003. In February 2004, Consumers paid a $78 million common stock dividend.

      For additional details on the potential cap on common dividends payable included in the MPSC Securitization order see Note 4, Uncertainties, "Consumers' Electric Utility Rate Matters -- Securitization." Also, for additional details on the cap on common dividends payable during the current interim gas rate relief period, see Note 4, Uncertainties, "Consumers' Gas Utility Rate Matters -- 2003 Gas Rate Case."

CAPITAL EXPENDITURES

      We estimate the following capital expenditures, including new lease commitments, by expenditure type and by business segments during 2004 through 2006. We prepare these estimates for planning purposes and may revise them.

                                                 In Millions
------------------------------------------------------------
    Years Ending December 31              2004   2005   2006
------------------------------------------------------------
Electric utility operations(a)(b)         $395   $370   $570
Gas utility operations(a)                  155    185    170
Enterprises                                 85      5      5
------------------------------------------------------------
                                          $635   $560   $745
============================================================

(a) These amounts include an attributed portion of Consumers' anticipated capital expenditures for plant and equipment common to both the electric and gas utility businesses.

(b) These amounts include estimates for capital expenditures that may be required by recent revisions to the Clean Air Act's national air quality standards.

OUTLOOK

CORPORATE OUTLOOK

      During 2003, we continued to implement a back-to-basics strategy that focuses on growing a healthy utility and divesting under-performing or other non-strategic assets. The strategy is designed to generate cash to pay down debt, reduce business risk, and provide for more predictable future operating revenues and earnings.

      Consistent with our back-to-basics strategy, we are pursuing actively the sale of non-strategic and under-performing assets and have received $3.6 billion of cash from asset sales, securitization proceeds and proceeds from LNG monetization since 2001. For additional details, see Note 2, Discontinued Operations, Other Asset Sales, Impairments, and Restructuring. Some of these assets are recorded at estimates of their current fair value. Upon the sale of these assets, the proceeds realized may be different from the recorded values if market conditions have changed. Even though these assets have been identified for sale, we cannot predict when, nor make any assurance that, these sales will occur. We anticipate that the sales, if any, will result in additional cash proceeds that will be used to retire existing debt.

      As we continue to implement our back-to-basics strategy and further reduce our ownership of non-utility assets, the percentage of our future earnings relating to Jorf Lasfar and the MCV Partnership may increase and our total future earnings may depend more significantly upon the performance of Jorf Lasfar and the MCV Partnership. For the year ended December 31, 2003, earnings from our equity method investment in Jorf Lasfar were $61 million and earnings from our equity method investment in the MCV Partnership were $29 million.

ELECTRIC UTILITY BUSINESS OUTLOOK

      GROWTH: Over the next five years, we expect electric deliveries to grow at an average rate of approximately two percent per year based primarily on a steadily growing customer base and economy. This growth rate includes both full service sales and delivery service to customers who choose to buy generation service from an alternative electric supplier, but excludes transactions with other wholesale market participants and other electric utilities. This growth rate reflects a long-range expected trend of growth. Growth from year to year may vary from this trend due to customer response to abnormal weather conditions and changes in economic conditions, including utilization and expansion of manufacturing facilities.

      For 2003, our electric deliveries, including delivery to customers who chose to buy generation service from an alternative electric supplier, declined
1.4 percent from 2002. This was due to a combination of warmer than normal summer weather in 2002, cooler than normal summer weather in 2003, and a decline in manufacturing activity during 2003. In 2004, we project electric deliveries to grow more than three percent. This short-term outlook for 2004 assumes higher levels of manufacturing activity than in 2003 and normal weather conditions throughout the year.

ELECTRIC UTILITY BUSINESS UNCERTAINTIES

      Several electric business trends or uncertainties may affect our financial results and condition. These trends or uncertainties have, or we reasonably expect could have, a material impact on revenues or income from continuing electric operations. Such trends and uncertainties include:

      Environmental

      - increasing capital expenditures and operating expenses for Clean Air Act compliance, and

      - potential environmental liabilities arising from various environmental laws and regulations, including potential liability or expenses relating to the Michigan Natural Resources and Environmental Protection Acts and Superfund.

      Restructuring

      - response of the MPSC and Michigan legislature to electric industry restructuring issues,

      - ability to meet peak electric demand requirements at a reasonable cost, without market disruption,

      - ability to recover any of our net Stranded Costs under the regulatory policies being followed by the MPSC,

      -     recovery of electric restructuring implementation costs,

      - effects of lost electric supply load to alternative electric suppliers, and

      - status as an electric transmission customer instead of an electric transmission owner-operator.

      Regulatory

      - effects of conclusions about the causes of the August 14, 2003 blackout, including exposure to liability, increased regulatory requirements, and new legislation,

      - successful implementation of initiatives to reduce exposure to purchased power price increases,

      -     effects of potential performance standards payments, and

      - responses from regulators regarding the storage and ultimate disposal of spent nuclear fuel.

      Other

      -     effects of commodity fuel prices such as natural gas and coal,

      -     pending litigation filed by PURPA qualifying facilities,

      - potential rising pension costs due to market losses and lump sum payments. For additional details, see "Accounting for Pension and OPEB" section within this MD&A.

      -     pending litigation and government investigations.

      For additional details about these trends or uncertainties, see Note 4, Uncertainties.

      ELECTRIC ENVIRONMENTAL ESTIMATES: Our operations are subject to environmental laws and regulations. Costs to operate our facilities in compliance with these laws and regulations generally have been recovered in customer rates.

      Compliance with the federal Clean Air Act and resulting regulations has been, and will continue to be, a significant focus for us. The Title I provisions of the Clean Air Act require significant reductions in nitrogen oxide emissions. To comply with the regulations, we expect to incur capital expenditures totaling $771 million. The key assumptions included in the capital expenditure estimate include:

      - construction commodity prices, especially construction material and labor,

      -     project completion schedules,

      -     cost escalation factor used to estimate future years' costs, and

      -     allowance for funds used during construction (AFUDC) rate.

      Our current capital cost estimates include an escalation rate of 2.6 percent and an AFUDC capitalization rate of 8.1 percent. As of December 31, 2003, we have incurred $446 million in capital expenditures to comply with these regulations and anticipate that the remaining $325 million of capital expenditures will be made between 2004 and 2009. These expenditures include installing catalytic reduction technology on coal-fired electric plants. In addition to modifying the coal-fired electric plants, we expect to purchase nitrogen oxide emissions credits for years 2004 through 2008. The cost of these credits is estimated to average $8 million per year and is accounted for as inventory.

      The EPA has alleged that some utilities have incorrectly classified plant modifications as "routine maintenance" rather than seek modification permits from the EPA. We have received and responded to information requests from the EPA on this subject. We believe that we have properly interpreted the requirements of "routine maintenance." If our interpretation is found to be incorrect, we may be required to install additional pollution controls at some or all of our coal-fired electric plants.

      Future clean air regulations requiring emission controls for sulfur dioxide, nitrogen oxides, mercury, and nickel may require additional capital expenditures. Total expenditures will depend upon the final makeup of the new regulations.

      The EPA continues to make new rules. The EPA has proposed changes to the rules that govern generating plant cooling water intake systems. The proposed rules are scheduled to be final in the first quarter of 2004. We are studying the proposed rules to determine the most cost-effective solutions for compliance.

      For additional details on electric environmental matters, see Note 4, Uncertainties, "Consumers' Electric Utility Contingencies -- Electric Environmental Matters."

      COMPETITION AND REGULATORY RESTRUCTURING: Michigan's Customer Choice Act and other developments will continue to result in increased competition in the electric business. Generally, increased competition reduces profitability and threatens market share for generation services. As of January 1, 2002, the Customer Choice Act allowed all of our electric customers to buy electric generation service from us or from an alternative electric supplier. As a result, alternative electric suppliers for generation services have entered our market. As of March 2004, alternative electric suppliers are providing 735 MW of generation supply to ROA customers. This amount represents nine percent of our distribution load and an increase of 42 percent compared to March 2003. We anticipate this upward trend to continue and expect over 1,000 MW of generation supply to ROA customers in 2004. We cannot predict the total amount of electric supply load that may be lost to competitor suppliers.

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

      In February 2004, the MPSC issued an order on Detroit Edison's request for rate relief for costs associated with customers leaving under electric customer choice. The MPSC order allows Detroit Edison to charge a transition surcharge of approximately 0.4 cent per kWh to ROA customers and eliminates securitization offsets of 0.7 cents per kWh for primary service customers and 0.9 cents per kWh for secondary service customers. We are seeking similar recovery of Stranded Costs due to ROA customers leaving our system and are encouraged by this ruling. This ruling may change significantly the anticipated number of customers who choose ROA.

      Securitization: In March 2003, we filed an application with the MPSC seeking approval to issue Securitization bonds. In June 2003, the MPSC issued a financing order authorizing the issuance of Securitization bonds in the amount of approximately $554 million. In July 2003, we filed for rehearing and clarification on a number of features in the financing order.

      In December 2003, the MPSC issued its order on rehearing, which rejected our requests for clarification and modification to the dividend payment restriction, failed to rule directly on the accounting clarifications requested, and remanded the proceeding to the ALJ for additional proceedings to address rate design. We filed testimony regarding the remanded proceeding in February 2004. The financing order will become effective after acceptance by us and resolution of any appeals.

      Stranded Costs: To the extent we experience net Stranded Costs as determined by the MPSC, the Customer Choice Act allows us to recover such costs by collecting a transition surcharge from customers who switch to an alternative electric supplier. We cannot predict whether the Stranded Cost recovery method adopted by the MPSC will be applied in a manner that will fully offset any associated margin loss.

      In 2002 and 2001, the MPSC issued orders finding that we experienced zero net Stranded Costs from 1999 to 2001. The MPSC also declined to resolve numerous issues regarding the net Stranded Cost methodology in a way that would allow a reliable prediction of the level of Stranded Costs for future years. We currently are in the process of appealing these orders with the Michigan Court of Appeals and the Michigan Supreme Court.

      In March 2003, we filed an application with the MPSC seeking approval of net Stranded Costs incurred in 2002, and for approval of a net Stranded Cost recovery charge. Our net Stranded Costs incurred in 2002 are estimated to be $38 million with the issuance of Securitization bonds that include Clean Air Act investments, or $85 million without the issuance of Securitization bonds that include Clean Air Act investments.

      Once the MPSC issues a final financing order on Securitization, we will know the amount of our request for net Stranded Cost recovery for 2002. We cannot predict how the MPSC will rule on our request for the recoverability of Stranded Costs. Therefore, we have not recorded regulatory assets to recognize the future recovery of such costs.

      Implementation Costs: Since 1997, we have incurred significant costs to implement the Customer Choice Act. The Customer Choice Act allows electric utilities to recover the Act's implementation costs. The MPSC has reviewed and allowed certain of the implementation costs incurred through 2001, but has not authorized recovery. Depending upon the outcome of the remanded Securitization proceeding, a significant portion of the implementation costs could be recovered through the Securitization process.

      Our application for $2 million of implementation costs in 2002 is currently pending approval by the MPSC. We deferred these costs as a regulatory asset. In addition to the implementation costs filed with the MPSC, as of December 31, 2003, we recorded an additional $2 million for total implementation costs of $91 million. Included in total implementation costs is $19 million associated with the cost of money. We believe the implementation costs and the associated cost of money are fully recoverable in accordance with the Customer Choice Act. Cash recovery from customers is expected to begin after the rate cap period has expired. For additional information on rate caps, see "Rate Caps" within this section. Once a final financing order by the MPSC on Securitization is issued, the recoverability of the implementation costs requested will be known. We cannot predict the amounts the MPSC will approve as allowable costs.

      Also, we are pursuing authorization at the FERC for MISO to reimburse us for approximately $8 million in certain electric utility restructuring implementation costs related to our former participation in the development of

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

the Alliance RTO, a portion of which has been expensed. In May 2003, the FERC issued an order denying MISO's request for authorization to reimburse us. We appealed the FERC ruling at the United States Court of Appeals for the District of Columbia. In addition, we continue to pursue other potential means of recovery with FERC. We cannot predict the outcome of the appeal process or the ultimate amount, if any, the FERC will allow us to collect for implementation costs.

      Rate Caps: The Customer Choice Act imposes certain limitations on electric rates that could result in us being unable to collect our full cost of conducting business from electric customers. Such limitations include:

      -     a rate freeze effective through December 31, 2003, and

      - rate caps effective through December 31, 2004 for small commercial and industrial customers, and through December 31, 2005 for residential customers.

      As a result, we may be unable to maintain our profit margins in our electric utility business during the rate cap periods. In particular, if we needed to purchase power supply from wholesale suppliers while retail rates are capped, the rate restrictions may make it impossible for us to fully recover purchased power and associated transmission costs.

      PSCR: Prior to 1998, the PSCR process provided for the reconciliation of actual power supply costs with power supply revenues. This process assured recovery of all reasonable and prudent power supply costs actually incurred by us, including the actual cost for fuel, and purchased and interchange power. In 1998, as part of the electric restructuring efforts, the MPSC suspended the PSCR process, effective through 2001. As a result of the rate freeze imposed by the Customer Choice Act, frozen rates remained in effect until December 31, 2003, and the PSCR process remained suspended. Therefore, changes in power supply costs due to fluctuating electricity prices were not reflected in rates charged to our customers during the rate freeze period.

      As a result of meeting the transmission capability expansion requirements and the market power test, we have met the requirements under the Customer Choice Act to return to the PSCR process. For additional details see Note 4, Uncertainties, "Consumers' Electric Utility Restructuring Matters -- Electric Restructuring Legislation."

      Accordingly, in September 2003, we submitted a PSCR filing to the MPSC that reinstates the PSCR process for customers whose rates are no longer frozen or capped as of January 1, 2004. The proposed PSCR charge allows us to recover a portion of our increased power supply costs from large commercial and industrial customers, and subject to the overall rate cap, from other customers. We estimate the recovery of increased power supply costs from large commercial and industrial customers to be approximately $30 million in 2004. As allowed under current regulation, we self-implemented the proposed PSCR charge on January 1, 2004. The revenues received from the PSCR charge are also subject to subsequent reconciliation at the end of the year after actual costs have been reviewed for reasonableness and prudence. We cannot predict the outcome of this filing.

      Decommissioning Surcharge: When our electric retail rates were frozen in June 2000, a nuclear decommissioning surcharge related to the decommissioning of Big Rock was included. We continued to collect the equivalent to the Big Rock nuclear decommissioning surcharge consistent with the Customer Choice Act rate freeze in effect through December 31, 2003. Collection of the surcharge stopped, effective January 1, 2004, when the electric rate freeze expired. As a result, our electric revenues will be reduced by $35 million in 2004. However, we expect a portion of this reduction to be offset with increased electric revenues from returning to the PSCR process.

      Industrial Contracts: We entered into multi-year electric supply contracts with certain large industrial customers. The contracts provide electricity at specially negotiated prices, usually at a discount from tariff prices. The MPSC approved these special contracts totaling approximately 685 MW of load. Unless terminated or restructured, the majority of these contracts are in effect through 2005. As of December 31, 2003, contracts for 301 MW of load have terminated. Of the contracts that have terminated, contracts for 64 MW have gone to an alternative electric supplier and contracts for 237 MW have returned to bundled tariff rates. In January 2004, new special contracts for 91 MW, with the State of Michigan and three universities, were approved by the MPSC. Other new special contracts for 101 MW received interim approval from the MPSC and are awaiting final approval. All new special contracts end

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

by January 1, 2006. We cannot predict the ultimate financial impact of changes related to these power supply contracts, or whether additional special contracts will be necessary or advisable.

      Transmission Sale: In May 2002, we sold our electric transmission system for $290 million to MTH. We are currently in arbitration with MTH regarding property tax items used in establishing the selling price of our electric transmission system. We cannot predict whether the remaining open items will impact materially the sale proceeds previously recognized.

      There are multiple proceedings and a proposed rulemaking pending before the FERC regarding transmission pricing mechanisms and standard market design for electric bulk power markets and transmission. The results of these proceedings and proposed rulemakings could significantly affect:

      -     transmission cost trends,

      -     delivered power costs to us, and

      -     delivered power costs to our retail electric customers.

      The financial impact of such proceedings, rulemaking and trends are not currently quantifiable. In addition, we are evaluating whether or not there may be impacts on electric reliability associated with the outcomes of these various transmission related proceedings.

      August 14, 2003 Blackout: On August 14, 2003, the electric transmission grid serving parts of the Midwest and the Northeast experienced a significant disturbance that impacted electric service to millions of homes and businesses. Approximately 100,000 of our 1.7 million electric customers were without power for approximately 24 hours as a result of the disturbance. We incurred $1 million of immediate expense as a result of the blackout. We continue to cooperate with investigations of the blackout by several federal and state agencies. We cannot predict the outcome of these investigations.

      In November 2003, the MPSC released its report on the blackout. The MPSC report found no evidence to suggest that the events in Michigan, or actions taken by the Michigan utilities or transmission operators, were factors contributing to the cause of the blackout. Also in November 2003, the United States and Canadian power system outage taskforce preliminarily reported that the primary cause of the blackout was due to transmission line contact with trees in areas outside of Consumers' operating territory. In December 2003, the MPSC issued an order requiring Consumers to report by April 1, 2004, the status of lines used to serve our customers, including details of vegetation trimming practices in calendar year 2003. Consumers intends to comply with the MPSC's request.

      In February 2004, the Board of Trustees of NERC approved recommendations to improve electric transmission reliability. The key recommendations are as follows:

      -     strengthen the NERC compliance enforcement program,

      -     evaluate vegetation management procedures, and

      -     improve technology to prevent or mitigate future blackouts.

      These recommendations require transmission operators, which Consumers is not, to submit annual reports on vegetation management beginning March 2005 and improve technology over various milestones throughout 2004. These recommendations could result in increased transmission costs payable by transmission customers in the future. The financial impacts of these recommendations are not currently quantifiable.

      For additional details and material changes relating to the rate matters and restructuring of the electric utility industry, see Note 4, Uncertainties, "Consumers' Electric Utility Restructuring Matters," and "Consumers' Electric Utility Rate Matters."

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

      PERFORMANCE STANDARDS: Electric distribution performance standards developed by the MPSC became effective in February 2004. The performance standards establish standards related to restoration after an outage, safety, and customer relations. Financial incentives and penalties are contained within the performance standards. An incentive is possible if all of the established performance standards have been exceeded for a calendar year. However, the value of such incentive cannot be determined at this point as the performance standards do not contain an approved incentive mechanism. Financial penalties in the form of customer credits are also possible. These customer credits are based on duration and repetition of outages. We cannot predict the likely effects of the financial incentive or penalties, if any, on us.

GAS UTILITY BUSINESS OUTLOOK

      GROWTH: Over the next five years, we expect gas deliveries to grow at an average rate of less than one percent per year. Actual gas deliveries in future periods may be affected by:

      -     abnormal weather,

      -     use by independent power producers,

      -     competition in sales and delivery,

      -     Michigan economic conditions,

      -     gas consumption per customer, and

      -     increases in gas commodity prices.

GAS UTILITY BUSINESS UNCERTAINTIES

      Several gas business trends or uncertainties may affect our financial results and conditions. These trends or uncertainties could have a material impact on net sales, revenues, or income from gas operations. The trends and uncertainties include:

      Environmental

      - potential environmental cost at a number of sites, including sites formerly housing manufactured gas plant facilities.

      Regulatory

      - inadequate regulatory response to applications for requested rate increases,

      - potential adverse appliance service plan ruling or related legislation, and

      - response to increases in gas costs, including adverse regulatory response and reduced gas use by customers,

      Other

      - potential rising pension costs due to market losses and lump sum payments as discussed in the "Accounting for Pension and OPEB" section within this MD&A, and

      -     pending litigation and government investigations.

      Consumers sells gas to retail customers under tariffs approved by the MPSC. These tariffs measure the gas delivered to customers based on the volume (i.e. mcf) of gas delivered. However, Consumers purchases gas for resale on a Btu basis. The Btu content of the gas available for purchase has increased and may result in customers

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

using less gas for the same heating requirement. Consumers fully recovers what it spends to purchase the gas through the approved GCR. However, since the customer is using less gas on a volumetric basis, the revenue from the distribution charge (the non-gas cost portion of the customer bill) would be reduced. This could affect adversely Consumers' earnings from it gas utility. The amount of the earnings loss in future periods cannot be estimated at this time.

      In September 2002, the FERC issued an order rejecting our filing to assess certain rates for non-physical gas title tracking services we offered. In December 2003, the FERC ruled that no refunds were at issue and we reversed a $4 million reserve related to this matter. In January 2004, three companies filed with FERC for clarification or rehearing of FERC's December 2003 order. We cannot predict the outcome of this filing.

      GAS ENVIRONMENTAL ESTIMATES: We expect to incur investigation and remedial action costs at a number of sites, including 23 former manufactured gas plant sites. We expect our remaining remedial action costs to be between $37 million and $90 million. Any significant change in assumptions, such as remediation techniques, nature and extent of contamination, and legal and regulatory requirements, could change the remedial action costs for the sites. For additional details, see Note 4, Uncertainties, "Consumers' Gas Utility Contingencies -- Gas Environmental Matters."

      GAS COST RECOVERY: The MPSC is required by law to allow us to charge customers for our actual cost of purchased natural gas. The GCR process is designed to allow us to recover all of our gas costs; however, the MPSC reviews these costs for prudency in an annual reconciliation proceeding. In January 2004, the MPSC staff and intervenors filed direct testimony in our 2002-2003 GCR case proposing GCR recovery disallowances. In February 2004, the parties in the case reached a tentative settlement agreement that would result in a GCR disallowance of $11 million for the GCR period plus $1 million accrued interest through February 2004. A reserve was recorded in December 2003. For additional details, see Note 4, Uncertainties, "Consumers' Gas Utility Rate Matters -- Gas Cost Recovery."

      2003 GAS RATE CASE: In March 2003, we filed an application with the MPSC for a $156 million annual increase in our gas delivery and transportation rates that included a 13.5 percent return on equity. In September 2003, we filed an update to our gas rate case that lowered the requested revenue increase from $156 million to $139 million and reduced the return on common equity from 13.5 percent to 12.75 percent. The MPSC authorized an interim gas rate increase of $19 million annually. The interim increase is under bond and subject to refund if the final rate relief is a lesser amount. The interim increase order includes a $34 million reduction in book depreciation expense and related income taxes effective only during the period that we receive the interim relief. The MPSC order allowed us to increase our rates beginning December 19, 2003. As part of the interim rate order, Consumers agreed to restrict its dividend payments to CMS Energy, to a maximum of $190 million annually during the period that Consumers receives the interim relief. On March 5, 2004, the ALJ issued a Proposal for Decision recommending that the MPSC not rely upon the projected test year data included in our filing and supported by the MPSC Staff and further recommended that the application be dismissed. The MPSC is not bound by these recommendations and will consider the issues anew after receipt of exceptions and replies to the exception filed by the parties in response to the Proposal for Decision.

      2001 GAS DEPRECIATION CASE: In December 2003, we filed an update to our gas utility plant depreciation case originally filed in June 2001. This case is independent of the 2003 gas rate case. The original filing was based on December 2000 plant balances and historical data. The December 2003 filing updates the gas depreciation case to include December 2002 plant balances. The proposed depreciation rates, if approved, will result in an annual increase of $12 million in depreciation expense.

OTHER CONSUMERS' OUTLOOK

      CODE OF CONDUCT: In December 2000, the MPSC issued a new code of conduct that applies to utilities and alternative electric suppliers. The code of conduct seeks to prevent financial support, information sharing, and preferential treatment between a utility's regulated and non-regulated services. The new code of conduct is broadly written and could affect our:

      -     retail gas business energy related services,

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

      -     retail electric business energy related services,

      - marketing of non-regulated services and equipment to Michigan customers, and

      -     transfer pricing between our departments and affiliates.

      We appealed the MPSC orders related to the code of conduct and sought a deferral of the orders until the appeal was complete. We also sought waivers available under the code of conduct to continue utility activities that provide approximately $50 million in annual electric and gas revenues. In October 2002, the MPSC denied waivers for three programs including the appliance service plan offered by us, which generated $34 million in gas revenue in 2003. In March 2004, the Michigan Court of Appeals upheld the MPSC's implementation of the code of conduct without modification. We are in the process of filing an application for leave to appeal with the Michigan Supreme Court, but we cannot predict whether the Michigan Supreme Court will accept the case or the outcome of any appeal.

      The Michigan House of Representatives is scheduled to review the proposed legislation in 2004 that would allow us to remain in the appliance service business. In the interim, the legislature passed a bill to extend to July 1, 2004, the deadline for exiting this business. The full impact of the new code of conduct on our business will remain uncertain until the final judicial resolution of our appeal or the Michigan legislature enacts clarifying legislation.

OTHER CONSUMERS' MATTERS

      2001 GAS RATE CASE: In June 2001, we filed an application with the MPSC for a distribution service rate increase. In November 2002, the MPSC approved a $56 million annual distribution service rate increase, with an 11.4 percent authorized return on equity.

ENTERPRISES OUTLOOK

      INDEPENDENT POWER PRODUCTION: We plan to complete the restructuring of our IPP business by narrowing the focus of our existing operations and commitments to North America and the Middle East/North Africa. Accordingly, we will continue to sell designated assets and investments that are under-performing or are not synergistic with our other business units. We will continue to operate and manage our remaining portfolio of assets in a manner that maximizes their contribution to our earnings and that maintains our reputation for solid performance in the construction and operation of power plants.

      CMS ERM: CMS ERM has continued to streamline its portfolio in order to reduce its business risk and outstanding credit guarantees. Our future activities will be centered around meeting contractual obligations, as well as purchasing fuel for and marketing the merchant power from DIG, Michigan Power, LLC, and other IPPs as their current power purchase agreements expire.

      CMS GAS TRANSMISSION: CMS Gas Transmission continues to narrow its scope of existing operations. We plan to continue to sell international assets and businesses. Future operations will be mainly in Michigan.

      UNCERTAINTIES: The results of operations and the financial position of our diversified energy businesses may be affected by a number of trends or uncertainties. Those that could have a material impact on our income, cash flows, or balance sheet and credit improvement include:

      - our ability to sell or to improve the performance of assets and businesses in accordance with our financial plan,

      - changes in exchange rates or local economic conditions, particularly in Argentina, Venezuela, Brazil, and Australia,

      - changes in foreign laws or in governmental or regulatory policies that could reduce significantly the tariffs charged and revenues recognized by certain foreign subsidiaries, or increase expenses,

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

      - imposition of stamp taxes on South American contracts that could increase substantially project expenses,

      - impact of any future rate cases, or FERC actions, or orders on regulated businesses, and

      - impact of ratings downgrades on our liquidity, operating costs, and cost of capital.

      PENDING ASSET SALE: Affiliates of CMS Generation and CMS Gas Transmission own a 49.6 percent interest in the Loy Yang Power Partnership ("LYPP"), which owns the 2,000 MW Loy Yang coal-fired power project in Victoria, Australia. Due to unfavorable power prices in the Australian market, the LYPP is not generating cash flow sufficient to meet its debt-service obligations. LYPP has A$500 million of term bank debt that, pursuant to extensions from the lenders, is scheduled to mature on March 31, 2004. The partners in LYPP (including affiliates of CMS Generation, CMS Gas Transmission, NRG Energy Inc. and Horizon Energy Australia Investments) have been exploring the possible sale of the project (or control of the project) and a restructuring of the finances of LYPP.

      In July 2003, a conditional share sale agreement was executed by the LYPP partners and partners of the Great Energy Alliance Corporation ("GEAC") to sell the project to GEAC for A$3.5 billion ($2.8 billion in U.S. dollars), including A$165 million for the project equity. The partners in GEAC are the Australian Gas Light Company, the Tokyo Electric Power Company, and a group of financial investors led by the Commonwealth Bank of Australia. A recent resolution of an Australian Competition and Consumer Commission objection to the sale has led to an extension of the exclusive arrangement with GEAC to allow enough time to complete the sale. The conditions to completion of the sale to GEAC include consents from LYPP's lenders to a restructuring of the debt and rulings on tax and stamp duty obligations. The project equity portion of the sale price has been reduced to A$155 million ($122 million in U.S. dollars) as a result of working capital and other adjustments, and closing is targeted for March 2004. The share sale agreement and subsequent extensions provide GEAC a period of exclusivity while the conditions of the purchase are satisfied. The ultimate net proceeds to CMS Energy for its equity share in LYPP may be subject to a reduction based on the ultimate resolution of many of the factors described above as conditions to completion of the sale, as well as closing adjustments and transaction costs, and could likely range between $20 million and a nominal amount.

      We cannot predict whether this sale to GEAC will be consummated or, if not, whether any of the other initiatives will be successful, and it is possible that CMS Generation may lose all or a substantial part of its remaining equity investment in the LYPP. We previously have written off our equity investment in the LYPP, and further write-offs would be limited to cumulative net foreign currency translation losses. The amount of such cumulative net foreign currency translation losses is approximately $110 million at December 31, 2003. Any such write-off would flow through our income statement but would not result in a reduction in shareholders' equity or cause us to be in noncompliance with our financing agreements.

OTHER OUTLOOK

      LITIGATION AND REGULATORY INVESTIGATIONS: We are the subject of various investigations as a result of round-trip trading transactions by CMS MST, including investigations by the United States Department of Justice and the SEC. Additionally, we are a party to various litigation including a shareholder derivative lawsuit, a securities class action lawsuit, a class action lawsuit alleging ERISA violations, several lawsuits regarding alleged false natural gas price reporting, and a lawsuit surrounding the possible sale of CMS Pipeline Assets. For additional details regarding these investigations and litigation, see Note 4, Uncertainties.

OTHER MATTERS

CONTROL WEAKNESSES AT CMS MST

      In late 2001 and during 2002, we identified a number of deficiencies in CMS MST's systems of internal accounting controls. The internal control deficiencies related to, among other things, a lack of account reconciliations, unidentified differences between subsidiary ledgers and the general ledger, and procedures and processes surrounding our accounting for energy trading contracts, including mark-to-market accounting.

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

      Senior management, the Audit Committee of the Board of Directors, the Board of Directors, and the independent auditors were notified of these deficiencies as they were discovered, and we commenced a plan of remediation that included replacing certain key personnel and deploying additional internal and external accounting personnel to CMS MST. While a number of these control improvements and changes were implemented in late 2002, the most important ones occurred in the first quarter of 2003.

      We believe that the improvements to our system of internal accounting controls were appropriate and responsive to the internal control deficiencies that were identified. We monitored the operation of the improved internal controls throughout 2003 and have concluded that they were effective.

NEW ACCOUNTING STANDARDS

      See Note 17, Implementation of New Accounting Standards, for discussion of new standards.

ACCOUNTING STANDARDS NOT YET EFFECTIVE

      FASB INTERPRETATION NO. 46, CONSOLIDATION OF VARIABLE INTEREST ENTITIES:
FASB issued this interpretation in January 2003. The objective of the Interpretation is to assist in determining when one party controls another entity in circumstances where a controlling financial interest cannot be properly identified based on voting interests. Entities with this characteristic are considered variable interest entities. The Interpretation requires the party with the controlling financial interest to consolidate the entity.

      On December 24, 2003, the FASB issued Revised FASB Interpretation No. 46. For entities that have not previously adopted FASB Interpretation No. 46, Revised FASB Interpretation No. 46 provides an implementation deferral until the first quarter of 2004. Revised FASB Interpretation No. 46 is effective for the first quarter of 2004 for all entities other than special purpose entities. Special purpose entities must apply either FASB Interpretation No. 46 or Revised FASB Interpretation No. 46 for the first reporting period that ends after December 15, 2003.

      As of December 31, 2003, we have completed our analysis for and have adopted Revised FASB Interpretation No. 46 for all entities other than the MCV Partnership and FMLP. We continue to evaluate and gather information regarding those entities. We will adopt the provisions of Revised FASB Interpretation No. 46 for the MCV Partnership and FMLP in the first quarter of 2004.

      If our completed analysis shows we have the controlling financial interest in the MCV Partnership and FMLP, we would consolidate their assets, liabilities, and activities, including $700 million of non-recourse debt, into our financial statements. Financial covenants under our financing agreements could be impacted negatively after such a consolidation. As a result, it may become necessary to seek amendments to the relevant financing agreements to modify the terms of certain of these covenants to remove the effect of this consolidation, or to refinance the relevant debt. As of December 31, 2003, our investment in the MCV Partnership was $419 million and our investment in the FMLP was $224 million.

      We determined that we have the controlling financial interest in three entities that are determined to be variable interest entities. We have 50 percent partnership interest in T.E.S Filer City Station Limited Partnership, Grayling Generating Station Limited Partnership, and Genesee Power Station Limited Partnership. Additionally, we have operating and management contracts and are the primary purchaser of power from each partnership through long-term power purchase agreements. Collectively, these interests provide us with the controlling financial interest as defined by the Interpretation. Therefore, we have consolidated these partnerships into our consolidated financial statements for the first time as of December 31, 2003. At December 31, 2003, total assets consolidated for these entities are $227 million and total liabilities are $164 million, including $128 million of non-recourse debt. At December 31, 2003, CMS Energy has outstanding letters of credit and guarantees of $5 million relating to these entities. At December 31, 2003, minority interest recorded for these entities totaled $36 million.

      We also determined that we do not hold the controlling financial interest in our trust preferred security structures. Accordingly, those entities have been deconsolidated as of December 31, 2003. Company obligated Trust Preferred Securities totaling $663 million that were previously included in mezzanine equity have been eliminated

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

due to deconsolidation. As a result of the deconsolidation, we have reflected $684 million of long-term debt -- related parties and have reflected an investment in related parties of $21 million.

      We are not required to, and have not, restated prior periods for the impact of this accounting change.

      Additionally, we have non-controlling interests in four other variable interest entities. FASB Interpretation No. 46 requires us to disclose certain information about these entities. The chart below details our involvement in these entities at December 31, 2003:

                                                                           Investment       Operating         Total
                               Nature Of                   Involvement      Balance       Agreement With   Generating
Name (Ownership Interest)     The Entity     Country          Date       (In Millions)      CMS Energy      Capacity
---------------------------------------------------------------------------------------------------------------------
Loy Yang Power (49%)         Power
                             Generator      Australia         1997       $       --             Yes         2,000 MW

Taweelah (40%)               Power
                             Generator      United Arab
                                            Emirates          1999       $       83             Yes           777 MW

Jubail (25%)                 Generator --
                             Under
                             Construction   Saudi Arabia      2001       $       --             Yes           250 MW

Shuweihat (20%)              Generator --
                             Under
                             Construction   United Arab
                                            Emirates          2001       $      (24)(a)         Yes         1,500 MW
--------------------------------------------------------------------------------------------------------------------
Total                                                                    $       59                         4,527 MW
====================================================================================================================

(a) At December 31, 2003, we recorded a negative investment in Shuweihat. The balance is comprised of our investment of $3 million reduced by our proportionate share of the negative fair value of derivative instruments of $27 million. We are required to record the negative investment due to our future commitment to make an equity investment in Shuweihat.

      Our maximum exposure to loss through our interests in these variable interest entities is limited to our investment balance of $59 million, Loy Yang currency translation losses of $110 million, net of tax, and letters of credit, guarantees, and indemnities relating to Taweelah and Shuweihat totaling $146 million. Included in the $146 million is a letter of credit relating to our required initial investment in Shuweihat of $70 million. We plan to contribute our initial investment when the project becomes commercially operational in 2004.

      STATEMENT OF POSITION, ACCOUNTING FOR CERTAIN COSTS AND ACTIVITIES RELATED TO PROPERTY, PLANT, AND EQUIPMENT: At its September 9, 2003 meeting, the Accounting Standards Executive Committee, of the American Institute of Certified Public Accountants voted to approve the Statement of Position, Accounting for Certain Costs and Activities Related to Property, Plant, and Equipment. The Statement of Position is expected to be presented for FASB clearance in 2004 and would be applicable for fiscal years beginning after December 15, 2004. An asset classified as property, plant, and equipment often comprises multiple parts and costs. A component accounting policy determines the level at which those parts are recorded. Capitalization of certain costs related to property, plant, and equipment are included in the total cost. The Statement of Position could impact our component and capitalization accounting for property, plant, and equipment. We continue to evaluate the impact, if any, this Statement of Position will have upon adoption.

                                  OUR BUSINESS

GENERAL

CMS ENERGY

      CMS Energy was formed in Michigan in 1987 and is an energy holding company operating through subsidiaries in the United States and in selected markets around the world. Its two principal subsidiaries are Consumers and Enterprises. Consumers is a public utility that provides natural gas and/or electricity to almost 6.5 million of Michigan's 10 million residents and serves customers in 61 of 68 counties in Michigan's Lower Peninsula. Through various subsidiaries, Enterprises is engaged in energy businesses in the United States and in selected international markets.

      In 2003, CMS Energy's consolidated operating revenue was approximately $5.5 billion.

CONSUMERS

      Consumers was formed in Michigan in 1968 and is the successor to a corporation organized in Maine in 1910 that conducted business in Michigan from 1915 to 1968. In 1997, Consumers changed its name from Consumers Power Company to Consumers Energy Company to better reflect its integrated electricity and gas businesses.

      Consumers' service areas include automotive, metal, chemical and food products as well as a diversified group of other industries. Consumers' consolidated operations account for a majority of CMS Energy's total assets and income, as well as a substantial portion of its operating revenue. At year-end 2003, Consumers' customer base and operating revenues were as follows:

                               Customers    Operating       2003 Vs. 2002
                                Served       Revenue      Operating Revenue
                              (Millions)   (Millions)   % Increase/(Decrease)
-----------------------------------------------------------------------------
Electric Utility Business      1.77          $2,590             (2.2)
Gas Utility Business           1.67           1,845             21.5
--------------------------------------------------------------------
  Total                        2.87(a)       $4,435              6.4
====================================================================

(a)   Reflects total number of customers, taking into account the approximately
      0.6 million combination electric and gas customers that are included in each of the Electric Utility Business and Gas Utility Business numbers above.

      Consumers' rates and certain other aspects of its business are subject to the jurisdiction of the MPSC and FERC, as described in CMS ENERGY AND CONSUMERS REGULATION below.

      CONSUMERS' PROPERTIES -- GENERAL: Consumers and its subsidiaries own their principal properties in fee, except that most electric lines and gas mains are located in public roads or on land owned by others pursuant to easements and other rights. Almost all of Consumers' properties are subject to the lien of its First Mortgage Bond Indenture. For additional information on Consumers' properties see BUSINESS SEGMENTS -- Consumers' Electric Utility Operations -- Electric Utility Properties, and -- Consumers' Gas Utility Operations -- Gas Utility Properties, below.

BUSINESS SEGMENTS

CMS ENERGY FINANCIAL INFORMATION

      For information with respect to operating revenue, net operating income, identifiable assets and liabilities attributable to all of CMS Energy's business segments and international and domestic operations, see the December 31, 2003 Financial Statements and the Notes thereto.

CONSUMERS ELECTRIC UTILITY

            ELECTRIC UTILITY OPERATIONS

      Consumers' electric utility revenue was $2.590 billion in 2003, $2.648 billion in 2002, and $2.633 billion in 2001. Based on the average number of customers, Consumers' electric utility operations, if independent, would be the thirteenth largest electric utility company in the United States. Consumers' electric utility operations include the generation, purchase, distribution and sale of electricity. At year-end 2003, it served customers in 61 of the 68 counties of Michigan's Lower Peninsula. Principal cities served include Battle Creek, Flint, Grand Rapids, Jackson, Kalamazoo, Midland, Muskegon and Saginaw. Consumers' electric utility customer base includes a mix of residential, commercial and diversified industrial customers, the largest segment of which is the automotive industry. Consumers' electric utility operations are not dependent upon a single customer, or even a few customers, and the loss of any one or even a few of such customers is not reasonably likely to have a material adverse effect on its financial condition.

      Consumers' electric utility operations are seasonal. The summer months usually increase demand for electric energy, principally due to the use of air conditioners and other cooling equipment, thereby affecting revenues. In 2003, Consumers' electric sales were 36 billion kWh and retail open access deliveries were 3 billion kWh, for total electric deliveries of 39 billion kWh. In 2002, Consumers' electric sales were 37 billion kWh and retail open access deliveries were 2 billion kWh, for total electric deliveries of 39 billion kWh.

      Consumers' 2003 summer peak demand was 7,721 MW (excluding retail open access loads) and 8,170 MW (including retail open access loads). For the 2002-03 winter period, Consumers' winter peak demand was 5,862 MW (excluding retail open access loads) and 6,140 MW (including retail open access loads). In December 2003, Consumers experienced peak demand of 5,657 MW (excluding retail open access loads) and 6,093 MW (including retail open access loads). Based on its summer 2003 forecast, Consumers carried an 11 percent reserve margin target. However, as a result of lower than forecasted peak loads, Consumers' ultimate reserve margin was 14.7 percent compared to 20.6 percent in 2002. Currently, Consumers has a reserve margin of 5.0 percent, or supply resources equal to 105 percent of projected summer peak load for summer 2004 and is in the process of securing the additional capacity needed to meet its summer 2004 reserve margin target of 11 percent (111 percent of projected summer peak load). The ultimate use of the reserve margin will depend primarily on summer weather conditions, the level of retail open access requirements being served by others during the summer, and any unscheduled plant outages.

      ELECTRIC UTILITY PROPERTIES

      GENERATION: At December 31, 2003, Consumers' electric generating system consists of the following:

                                                                                 2003 Net
                                                             2003 Summer Net    Generation
                                         Size And Year         Demonstrated      (Millions
  Name And Location (Michigan)         Entering Service      Capability (MWs)    Of kWhs)
------------------------------------------------------------------------------------------
COAL GENERATION                      2 Units, 1962-1967             615            4,253
  J H Campbell 1 & 2 -- West Olive
  J H Campbell 3 -- West Olive       1 Unit, 1980                   765(a)         5,657
  D E Karn -- Essexville             2 Units, 1959-1961             511            3,429
  B C Cobb -- Muskegon               2 Units, 1956-1957             312            2,166
  J R Whiting -- Erie                3 Units, 1952-1953             326            2,256
  J C Weadock -- Essexville          2 Units, 1955-1958             302            2,330
                                                             ---------------------------
Total coal generation                                             2,831           20,091
                                                             ---------------------------

OIL/GAS GENERATION                   3 Units, 1999-2000(b)          183                6
  B C Cobb -- Muskegon
  D E Karn -- Essexville             2 Units, 1975-1977           1,276              352
                                                             ---------------------------
Total oil/gas generation                                          1,459              358
                                                             ---------------------------

HYDROELECTRIC                        13 Plants, 1906-1949            74              335
  Conventional Hydro Generation
  Ludington Pumped Storage           6 Units, 1973                  955(c)          (517)(d)
                                                             ---------------------------
Total Hydroelectric                                               1,029             (182)
                                                             ---------------------------

NUCLEAR GENERATION
  Palisades -- South Haven           1 Unit, 1971                   767            6,151
                                                             ---------------------------

GAS/OIL COMBUSTION TURBINE
  Generation                         7 Plants, 1966-1971            345               13
                                                             ---------------------------
Total owned generation                                            6,431           26,431
                                                             ===========================

PURCHASED AND INTERCHANGE POWER                                   1,991(e)
  Capacity
                                                             ---------------------------
Total                                                             8,422
                                                             ===========================

(a) Represents Consumers' share of the capacity of the J H Campbell 3 unit, net of 6.69 percent (ownership interests of the Michigan Public Power Agency and Wolverine Power Supply Cooperative, Inc.).

(b) Cobb 1-3 are retired coal fired units that were converted to gas fired. Units were placed back into service in the years indicated.

(c) Represents Consumers' share of the capacity of Ludington. Consumers and Detroit Edison have 51 percent and 49 percent undivided ownership, respectively, in the plant.

(d) Represents Consumers' share of net pumped storage generation. This facility electrically pumps water during off-peak hours for storage to later generate electricity during peak-demand hours.

(e)   Includes 1,240 MW of purchased contract capacity from the MCV Facility.

      In 2003, through long-term purchase contracts, options, spot market and other seasonal purchases, Consumers purchased up to 2,353 MW of net capacity from other power producers (the largest of which was the MCV Partnership), which amounted to 30.5 percent of Consumers' total system requirements.

      DISTRIBUTION:

      Consumers' distribution system includes:

      - 347 miles of high-voltage distribution radial lines operating at 120 kilovolts and above;

      - 4,164 miles of high-voltage distribution overhead lines operating at 23 kilovolts and 46 kilovolts;

      - 16 subsurface miles of high-voltage distribution underground lines operating at 23 kilovolts and 46 kilovolts;

      -     54,922 miles of electric distribution overhead lines;

      - 8,526 subsurface miles of underground distribution lines; and o substations having an aggregate transformer capacity of 20,605,680 kilovoltamperes.

      Consumers formerly owned a high-voltage transmission system that interconnects Consumers' electric generating plants at many locations with transmission facilities of unaffiliated systems, including those of other utilities in Michigan and Indiana. The interconnections permit a sharing of the reserve capacity of the connected systems. This allows mutual assistance during emergencies and substantially reduces investment in utility plant facilities. On May 1, 2002, Consumers transferred its investment in the high-voltage transmission system to a third party, Michigan Electric Transmission Company, LLC. Consequently, Consumers no longer owns or controls transmission facilities either directly or indirectly. For additional information on the sale of the transmission assets, see Note 4 of the Notes to the December 31, 2003 Financial Statements. UNCERTAINTIES -- CONSUMERS' ELECTRIC UTILITY RESTRUCTURING MATTERS -- TRANSMISSION SALE

      FUEL SUPPLY: Consumers has four generating plant sites that burn coal. These plants constitute 76 percent of Consumers' baseload supply, the capacity used to serve a constant level of customer demand. In 2003, these plants produced a combined total of 20,091 million kWhs of electricity and burned 10.1 million tons of coal. On December 31, 2003, Consumers had on hand a 28-day supply of coal.

      Consumers owns Palisades, an operating nuclear power plant located near South Haven, Michigan. In May 2001, with the approval of the NRC, Consumers transferred its authority to operate Palisades to the NMC. During 2003, Palisades' net generation was 6,151 million kWhs, constituting 23.3 percent of Consumers' baseload supply. Palisades' nuclear fuel supply responsibilities are under NMC's control as agent for Consumers. New fuel contracts are being written as NMC agreements. Consumers/NMC currently have sufficient contracts for uranium concentrates to provide up to 42 percent of its fuel supply requirements for the fall 2004 reload. A mix of spot and medium-term uranium concentrates contracts are currently being negotiated to provide for the remaining open requirements for the 2004 and 2006 reloads. Consumers/NMC also have contracts for conversion services with quantity flexibility to provide up to 100 percent of the requirements for the 2004 reload and approximately 10 percent of the requirements for the 2006 reload. Contracts to provide for the future Consumers/ NMC requirements are currently being pursued with all suppliers of conversion services. Enrichment services contracts with quantity flexibility ranging up to 100 percent of the requirements for the 2004 and 2006 reloads are in place. NMC is currently negotiating a contract for supply of enrichment services beyond 2006.

      NMC also has contracts for nuclear fuel services and for fabrication of nuclear fuel assemblies. The fuel contracts are with major private industrial suppliers of nuclear fuel and related services and with uranium producers, converters and enrichers who participate in the world nuclear fuel marketplace. The fabrication contract is effective for the 2004 reload with options to extend the contract for an additional two reloads in 2006 and 2007.

As shown below, Consumers generates electricity principally from coal and nuclear fuel.

                                          Millions Of kWhs
------------------------------------------------------------------------------
  Power Generated        2003       2002       2001          2000       1999
------------------------------------------------------------------------------
Coal                    20,091     19,361     19,203        17,926     19,085
Nuclear                  6,151      6,358      2,326(a)      5,724      5,105
Oil                        242        347        331           645        809
Gas                        129        354        670           400        441
Hydro                      335        387        423           351        365
Net pumped storage        (517)      (486)      (553)         (541)      (476)
-----------------------------------------------------------------------------
Total net generation    26,431     26,321     22,400        24,505     25,329
=============================================================================

(a) On June 20, 2001, the Palisades reactor was shut down so technicians could inspect a small steam leak on a control rod drive assembly. The defective components were replaced and the plant returned to service on January 21, 2002.

The cost of all fuels consumed, shown below, fluctuates with the mix of fuel burned.

                                          Cost Per Million Btu
--------------------------------------------------------------------------------
Fuel Consumed                 2003       2002       2001       2000       1999
--------------------------------------------------------------------------------
Coal                        $   1.33   $   1.34   $   1.38   $   1.34   $   1.38
Oil                             3.92       3.49       4.02       3.30       2.69
Gas                             7.62       3.98       4.05       4.80       2.74
Nuclear                         0.34       0.35       0.39       0.45       0.52
All Fuels(a)                    1.16       1.19       1.44       1.27       1.28
================================================================================

(a)   Weighted average fuel costs.

      The Nuclear Waste Policy Act of 1982 made the federal government responsible for the permanent disposal of spent nuclear fuel and high-level radioactive waste by 1998. The DOE has not arranged for storage facilities and it does not expect to receive spent nuclear fuel for storage in 2004. Palisades currently has spent nuclear fuel that exceeds its temporary on-site storage pool capacity. Therefore, Consumers is storing spent nuclear fuel in NRC-approved steel and concrete vaults known as "dry casks." For additional information on disposal of nuclear fuel and Consumers' use of dry casks, see Note 4 of the Notes to the December 31, 2003 Financial Statements -- UNCERTAINTIES -- OTHER CONSUMERS' ELECTRIC UTILITY UNCERTAINTIES -- NUCLEAR MATTERS.

CONSUMERS GAS UTILITY

      GAS UTILITY OPERATIONS

      Consumers' gas utility operating revenue was $1.845 billion in 2003, $1.519 billion in 2002 and $1.338 billion in 2001. Based on the average number of customers, Consumers' gas utility operations, if independent, would be the 10th largest gas utility company in the United States. Consumers' gas utility operations purchase, transport, store, distribute and sell natural gas. As of December 31, 2003, it was authorized to provide service in 44 of the 68 counties in Michigan's Lower Peninsula. Principal cities served include Bay City, Flint, Jackson, Kalamazoo, Lansing, Pontiac and Saginaw, as well as the suburban Detroit area, where nearly 900,000 of the gas customers are located. Consumers' gas utility operations are not dependent upon a single customer, or even a few customers, and the loss of any one or even a few of such customers is not reasonably likely to have a material adverse effect on its financial condition.

      Consumers' gas utility operations are seasonal. Consumers injects natural gas into storage during the summer months for use during the winter months when the demand for natural gas is higher. Peak demand usually occurs in the winter due to colder temperatures and the resulting increased demand for heating fuels. In 2003, total deliveries of natural gas sold by Consumers and by other sellers who deliver natural gas to customers (including the MCV Partnership) through Consumers' pipeline and distribution network totaled 388 bcf.

      During the winter months of 2002-03, cold weather caused heavy withdrawals from Consumers' gas storage fields. As a result, water and other liquids entered certain of Consumers' pipelines. The existence of water and other liquids in the pipelines could cause pipe corrosion, which in turn may increase future maintenance problems and costs.

      GAS UTILITY PROPERTIES: Consumers' gas distribution and transmission system consists of:

      -     25,055 miles of distribution mains throughout Michigan's Lower
            Peninsula;

      -     2,408 miles of transmission lines throughout Michigan's Lower
            Peninsula;

      -     7 compressor stations with a total of 162,000 installed horsepower;
            and

      - 14 gas storage fields located across Michigan with an aggregate storage capacity of 331 bcf and a working storage capacity of 130 bcf.

      GAS SUPPLY: In 2003, Consumers purchased 3 percent of its gas from Michigan producers, 66 percent from United States producers outside Michigan and 22 percent from Canadian producers. Authorized suppliers in the gas customer choice program supplied the remaining 9 percent of gas that Consumers delivered.

      Consumers' firm transportation agreements are with ANR Pipeline Company, Great Lakes Gas Transmission, L.P., Trunkline Gas Co. and Panhandle Eastern Pipe Line Company. Consumers uses these agreements to deliver gas to Michigan for ultimate deliveries to market. Consumers' firm transportation and city gate arrangements are capable of delivering over 95 percent of Consumers' total gas supply requirements. As of December 31, 2003, Consumers' portfolio of firm transportation from pipelines to Michigan is as follows:

                                                                  Volume
                                                             (Dekatherms/Day)    Expiration
----------------------------------------------------------------------------------------------
ANR Pipeline Company .....................................        84,054        March     2004
ANR Pipeline Company (starting 04/01/04) .................        50,000        March     2006
ANR Pipeline Company (starting 04/01/04) .................        40,000        October   2004
Great Lakes Gas Transmission, L.P. .......................        85,092        April     2004
Great Lakes Gas Transmission, L.P. (starting 04/01/04) ...        50,000        March     2007
Great Lakes Gas Transmission, L.P. .......................        90,000        March     2004
Great Lakes Gas Transmission, L.P. (starting 04/01/04) ...       100,000        March     2007
Trunkline Gas Co. ........................................       336,375        October   2005
Trunkline Gas Co. ........................................        40,106        March     2004
Panhandle Eastern Pipe Line Company (starting 04/01/04) ..        50,000        October   2004
Vector Pipeline ..........................................        50,000        March     2007
==============================================================================================

      Consumers purchases the balance of its required gas supply under firm city gate contracts and as needed, interruptible contracts. The amount of interruptible transportation service and its use varies primarily with the price for such service and the availability and price of the spot supplies being purchased and transported. Consumers' use of interruptible transportation is generally in off-peak summer months and after Consumers has fully utilized the services under the firm transportation agreements.

ENTERPRISES

      Enterprises, through subsidiaries, is engaged in domestic and international diversified energy businesses including natural gas transmission, storage and processing, independent power production, and energy services. Enterprises' operating revenue was $1.085 billion in 2003, $4.508 billion in 2002 and $4.034 billion in 2001.

      NATURAL GAS TRANSMISSION

      CMS Gas Transmission was formed in 1988 and owns, develops and manages domestic and international natural gas facilities. In 2003, CMS Gas Transmission's operating revenue was $22 million.

      In 1999, CMS Gas Transmission acquired Panhandle, which was primarily engaged in the interstate transmission and storage of natural gas and also provided LNG terminalling and regasification services. Panhandle operated a large natural gas pipeline network, which provided customers in the Midwest and Southwest with a comprehensive array of transportation services. Panhandle's major customers included 25 utilities located primarily in the United States Midwest market area, which encompassed large portions of Illinois, Indiana, Michigan, Missouri, Ohio and Tennessee.

      In February 2003, Panhandle sold its one-third equity interest in Centennial for $40 million to Centennial's two other partners, MAPL and TE Products Pipeline Company, Limited Partnership, through its general partner, TEPPCO.

      In March 2003, Panhandle transferred $63 million previously committed to collateralize a letter of credit and its one-third ownership interest in Guardian to CMS Gas Transmission. CMS Gas Transmission sold its interest in Guardian to a subsidiary of WPS Resources Corporation in May 2003. Proceeds from the sale were $26 million and the $63 million of cash collateral was released.

      In June 2003, CMS Gas Transmission sold Panhandle to Southern Union Panhandle Corp., a newly formed entity owned by Southern Union. Southern Union Panhandle Corp. purchased all of Panhandle's outstanding capital stock for approximately $582 million in cash and 3 million shares of Southern Union common stock. Southern Union Panhandle Corp. also assumed approximately $1.166 billion in debt. In July 2003, Southern Union declared a five percent common stock dividend resulting in an additional 150,000 shares of common stock for CMS Gas Transmission. In October 2003, CMS Gas Transmission sold its 3.15 million shares to a private investor for $17.77 per share.

      In July 2003, CMS Gas Transmission completed the sale of CMS Field Services to Cantera Natural Gas, Inc. for gross cash proceeds of approximately $113 million, subject to post closing adjustments, and a $50 million face value note of Cantera Natural Gas, Inc. The note is payable to CMS Energy for up to $50 million subject to the financial performance of the Fort Union and Bighorn natural gas gathering systems from 2004 through 2008.

      In August 2004, we sold our interests in Parmelia and Goldfields to APT for approximately $206 million Australian (approximately $147 million in U.S. dollars).

      NATURAL GAS TRANSMISSION PROPERTIES: CMS Gas Transmission has a total of 288 miles of gathering and transmission pipelines located in the state of Michigan, with a daily capacity of 0.95 bcf. At December 31, 2003, CMS Gas Transmission had nominal processing capabilities of approximately 0.33 bcf per day of natural gas in Michigan.

      At December 31, 2003, CMS Gas Transmission has ownership interests in the following international pipelines:

         Location                    Ownership Interest (%)   Miles Of Pipelines
--------------------------------------------------------------------------------
Argentina                                   29.42                   3,362
Argentina to Brazil                         20.00                     262
Argentina to Chile                          50.00                     707
Australia (Western Australia)               40.00(a)                  927
Australia (Western Australia)              100.00                     259
=========================================================================

(a) CMS Gas Transmission has a 45 percent interest in a consortium that acquired an 88 percent interest in the pipeline.

      Properties of certain CMS Gas Transmission subsidiaries are subject to liens of creditors of the respective subsidiaries.

      INDEPENDENT POWER PRODUCTION

      CMS Generation was formed in 1986. It invests in, acquires, develops, constructs and operates non-utility power generation plants in the United States and abroad. In 2003, the independent power production business segment's operating revenue, which includes revenues from CMS Generation, CMS Operating, S.A., the MCV Facility and the MCV Partnership, was $204 million.

      INDEPENDENT POWER PRODUCTION PROPERTIES: As of December 31, 2003, CMS Generation had ownership interests in operating power plants totaling 8,766 gross MW (4,149 net MW). At December 31, 2003, additional plants totaling approximately 1,784 gross MW (420 net MW) were under construction or in advanced stages of development. These plants include the Shuweihat power plant, which is under construction in the United Arab Emirates, and the Saudi Petrochemical Company power plant, which is under advanced development and will be located in the Kingdom of Saudi Arabia. In 2004, CMS Generation plans to complete the restructuring of its operations by narrowing the scope of its existing operations and commitments from four to two regions: the U.S. and the Middle East/North Africa. In addition, it plans to sell designated assets and investments that are under-performing, non-region focused and non-synergistic with other CMS Energy business units.

      The following table details CMS Generation's interest in independent power plants as of year-end 2003 (excluding the plants owned by CMS Operating, S.R.L. and CMS Electric and Gas and the MCV facility, discussed further below):

                                                                                          Percentage Of
                                                                                          Gross Capacity
                                                                                         Under Long-Term
                                                   Ownership Interest   Gross Capacity       Contract
          Location                     Fuel Type           (%)               (MW)               (%)
--------------------------------------------------------------------------------------------------------
California                           Wood                  37.8                 36             100
Connecticut                          Scrap tire             100                 31             100
Michigan                             Coal                    50                 70             100
Michigan                             Natural gas            100                710              85
Michigan                             Natural gas            100                224               0
Michigan                             Wood                    50                 40             100
Michigan                             Wood                    50                 38             100
New York                             Hydro                  0.3                 14             100
North Carolina                       Wood                    50                 50             100
Oklahoma                             Natural gas            8.8                124             100
                                                                             -----
Domestic Total                                                               1,337

Argentina                            Hydro                 17.2              1,320              20(a)
Australia                            Coal                  49.6              2,000              55
Chile                                Natural gas             50                720             100(b)
Ghana                                Crude oil               90                224             100
India                                Coal                    50                250             100
India                                Natural gas           33.2                235             100
Jamaica                              Diesel                42.3                 63             100
Latin America                        Various            Various                484              51
Morocco                              Coal                    50              1,356             100
United Arab Emirates                 Natural gas             40                777             100
                                                                             -----
International Total                                                          7,429

Total Domestic And International                                             8,766
                                                                             =====

Projects Under Construction/
  Advanced Development                                                       1,784
                                                                             =====

(a) El Chocon is primarily on a spot market basis, however, it has a high dispatch rate due to low cost.

(b) Atacama is not allowed to sell more than 440 MW to the grid. 100 percent of the 440 MW is under contract.

      Through a CMS International Ventures subsidiary called CMS Operating, S.R.L., CMS Enterprises, CMS Gas Transmission and CMS Generation have a 100 percent ownership interest in a 128 MW natural gas power plant and a 92.6 percent ownership interest in a 540 MW natural gas power plant, each in Argentina.

      Through CMS Electric and Gas, CMS Enterprises has an 86 percent ownership interest in 287 MW of gas turbine and diesel generating capacity in Venezuela.

      CMS Midland owns a 49 percent general partnership interest in the MCV Partnership, which was formed to construct and operate the MCV Facility. The MCV Facility was sold to five owner trusts and leased back to the MCV Partnership. CMS Holdings is a limited partner in the FMLP, which is a beneficiary of one of these trusts. Through FMLP, CMS Holdings has a 35 percent Lessor interest in the MCV Facility. The MCV Facility has a net electrical generating capacity of approximately 1,500 MW.

      In April 2004, CMS and its partners sold the 2,000-megawatt Loy Yang power plant and adjacent coal mine located in Victoria, Australia for approximately $3.5 billion Australian (approximately $2.6 billion in U.S. dollars), including $145 million Australian for the project equity. We owned 49.6 percent of Loy Yang. NRG Energy Inc. and Horizon Energy Australia Investments each owned about 25 percent of Loy Yang. CMS Energy's share of the proceeds was approximately $71 million Australian (approximately $44 million in U.S. dollars), subject to closing adjustments and transaction costs.

      CMS Generation has ownership interests in certain facilities such as Jorf Lasfar and El Chocon.. The Jorf Lasfar facility is held pursuant to a right of possession agreement with the Moroccan state-owned Office National de l'Electricite. The El Chocon facility is held pursuant to a 30-year possession agreement.

      For information on capital expenditures, see The 10-Q MD&A -- CAPITAL RESOURCES AND LIQUIDITY The 10-K MD&A -- CAPITAL RESOURCES AND LIQUIDITY, Note 5 of the Notes to the December 31, 2003 Financial Statements -- FINANCINGS AND CAPITALIZATION and Note 4 of the Notes to the June 30, 2004 Financial Statements -- FINANCINGS AND CAPITALIZATION.

      OIL AND GAS EXPLORATION AND PRODUCTION

      CMS Energy used to own an oil and gas exploration and production company. In October 2002, CMS Energy completed its exit from the oil and gas exploration and production business.

      ENERGY RESOURCE MANAGEMENT

      In 2003, CMS ERM moved its headquarters from Houston, Texas to Jackson, Michigan. In February 2004, CMS ERM changed its name from CMS Marketing, Services and Trading Company to CMS Energy Resource Management Company. CMS ERM has reduced its business focus and in the future will concentrate on the purchase and sale of energy commodities in support of CMS Energy's generating facilities. CMS ERM previously provided gas, oil, and electric marketing, risk management and energy management services to industrial, commercial, utility and municipal energy users throughout the United States. In January 2003, CMS ERM closed the sale of a major portion of its wholesale natural gas trading book to Sempra Energy Trading. The cash proceeds were approximately $17 million. In April 2003, CMS ERM sold its wholesale electric power business to Constellation Power Source, Inc. Also in April 2003, CMS ERM sold the federal business of CMS Viron, its energy management service provider, to Pepco Energy Services, Inc. In July 2003, CMS ERM sold CMS Viron's non-federal business to Chevron Energy Solutions Company, a division of Chevron U.S.A. In 2003, CMS ERM marketed approximately 85 bcf of natural gas and 5,314 GWh of electricity. Its operating revenue was $711 million in 2003, $4.137 billion in 2002, and $3.616 billion in 2001.

INTERNATIONAL ENERGY DISTRIBUTION

      In October 2001, CMS Energy discontinued the operations of its international energy distribution business. In 2002, CMS Energy discontinued all new development outside North America, which included closing all non-U.S.

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

development offices. In 2003, CMS Energy reclassified to continuing operations SENECA, which is its energy distribution business in Venezuela, and CPEE, which is its energy distribution business in Brazil, due to its inability to sell these assets.

CMS ENERGY REGULATION

      CMS Energy is a public utility holding company that is exempt from registration under PUHCA. CMS Energy and its subsidiaries are subject to regulation by various federal, state, local and foreign governmental agencies, including those described below.

MICHIGAN PUBLIC SERVICE COMMISSION

      Consumers is subject to the MPSC's jurisdiction, which regulates public utilities in Michigan with respect to retail utility rates, accounting, utility services, certain facilities and various other matters. The MPSC also has rate jurisdiction over several limited liability companies in which CMS Gas Transmission has ownership interests. These companies own, or will own, and operate intrastate gas transmission pipelines.

      The Attorney General, ABATE, and the MPSC staff typically intervene in MPSC electric- and gas-related proceedings concerning Consumers. For many years, almost every significant MPSC order affecting Consumers has been appealed. Certain appeals from the MPSC orders are pending in the Court of Appeals.

      RATE PROCEEDINGS: In 1996, the MPSC issued an order that established the electric authorized rate of return on common equity at 12.25 percent. In 2002, the MPSC issued an order that established the gas authorized rate of return on common equity at 11.4 percent.

      MPSC REGULATORY AND MICHIGAN LEGISLATIVE CHANGES: State regulation of the retail electric and gas utility businesses has undergone significant changes. In 2000, the Michigan Legislature enacted the Customer Choice Act. The Customer Choice Act provides that as of January 2002, all electric customers have the choice to buy generation service from an alternative electric supplier. The Customer Choice Act also imposes rate reductions, rate freezes and rate caps. For additional information regarding the Customer Choice Act, see Note 4 of the Notes to the December 31, 2003 Financial Statements -- UNCERTAINTIES -- CONSUMERS' ELECTRIC UTILITY RESTRUCTURING MATTERS.

      As a result of regulatory changes in the natural gas industry, Consumers transports the natural gas commodity that is sold to some customers by competitors like gas producers, marketers and others. Pursuant to a gas customer choice program that Consumers implemented, as of April 2003 all of Consumers' gas customers are eligible to select an alternative gas commodity supplier. Consumers' current GCR mechanism allows it to recover from its customers all prudently incurred costs to purchase natural gas commodity and transport it to Consumers' facilities. For additional information, see Note 4 of the Notes to the December 31, 2003 Financial Statements UNCERTAINTIES -- CONSUMERS' GAS UTILITY RATE MATTERS.

FEDERAL ENERGY REGULATORY COMMISSION

      FERC has exercised limited jurisdiction over several independent power plants in which CMS Generation has ownership interests, as well as over CMS ERM. Among other things, FERC jurisdiction relates to the acquisition, operation and disposal of assets and facilities and to the service provided and rates charged. Some of Consumers' gas business is also subject to regulation by FERC, including a blanket transportation tariff pursuant to which Consumers can transport gas in interstate commerce.

      FERC also regulates certain aspects of Consumers' electric operations including compliance with FERC accounting rules, wholesale rates, operation of licensed hydro-electric generating plants, transfers of certain facilities, and corporate mergers and issuance of securities. FERC is currently soliciting comments on whether it should exercise jurisdiction over power marketers like CMS ERM, requiring them to follow FERC's uniform system of accounts and seek authorization for issuance of securities and assumption of liabilities. These issues are pending before the agency.

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

NUCLEAR REGULATORY COMMISSION

      Under the Atomic Energy Act of 1954, as amended, and the Energy Reorganization Act of 1974, Consumers is subject to the jurisdiction of the NRC with respect to the design, construction, operation and decommissioning of its nuclear power plants. Consumers is also subject to NRC jurisdiction with respect to certain other uses of nuclear material. These and other matters concerning Consumers' nuclear plants are more fully discussed in Note 1 of the Notes to the December 31, 2003 Financial Statements -- CORPORATE STRUCTURE AND ACCOUNTING POLICIES and Note 4 of the December 31, 2003 Financial Statements -- UNCERTAINTIES.

OTHER REGULATION

      The Secretary of Energy regulates the importation and exportation of natural gas and has delegated various aspects of this jurisdiction to FERC and the DOE's Office of Fossil Fuels.

      Pipelines owned by system companies are subject to the Natural Gas Pipeline Safety Act of 1968 and the Pipeline Safety Improvement Act of 2002, which regulates the safety of gas pipelines. Consumers is also subject to the Hazardous Liquid Pipeline Safety Act of 1979, which regulates oil and petroleum pipelines.

CMS ENERGY ENVIRONMENTAL COMPLIANCE

      CMS Energy and its subsidiaries are subject to various federal, state and local regulations for environmental quality, including air and water quality, waste management, zoning and other matters.

      Consumers has installed and is currently installing modern emission controls at its electric generating plants and has converted and is converting electric generating units to burn cleaner fuels. Consumers expects that the cost of future environmental compliance, especially compliance with clean air laws, will be significant because of EPA regulations regarding nitrogen oxide and particulate-related emissions. These regulations will require Consumers to make significant capital expenditures.

      Consumers is in the process of closing older ash disposal areas at two plants. Construction, operation, and closure of a modern solid waste disposal area for ash can be expensive, because of strict federal and state requirements. In order to significantly reduce ash field closure costs, Consumers has worked with others to use bottom ash and fly ash as part of temporary and final cover for ash disposal areas instead of native materials, in cases where such use of bottom ash and fly ash is compatible with environmental standards. To reduce disposal volumes, Consumers sells coal ash for use as a filler for asphalt, for incorporation into concrete products and for other environmentally compatible uses. The EPA has announced its intention to develop new nationwide standards for ash disposal areas. Consumers intends to work through industry groups to help ensure that any such regulations require only the minimum cost necessary to adhere to standards that are consistent with protection of the environment.

      Like most electric utilities, Consumers has PCB in some of its electrical equipment. During routine maintenance activities, Consumers identified PCB as a component in certain paint, grout and sealant materials at the Ludington Pumped Storage facility. Consumers removed and replaced part of the PCB material. Consumers has proposed a plan to the EPA to deal with the remaining materials and is waiting for a response from the EPA.

      Certain environmental regulations affecting CMS Energy and Consumers include, but are not limited to, the Clean Air Act Amendments of 1990 and Superfund. Superfund can require any individual or entity that may have owned or operated a disposal site, as well as transporters or generators of hazardous substances that were sent to such site, to share in remediation costs for the site.

      CMS Energy's and Consumers' current insurance coverage does not extend to certain environmental clean-up costs, such as claims for air pollution, some past PCB contamination and for some long-term storage or disposal of pollutants.

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

      For additional information concerning environmental matters, including estimated capital expenditures to reduce nitrogen oxide related emissions, see
Note 4 of the Notes of the December 31, 2003 Financial Statements -- UNCERTAINTIES.

CMS ENERGY COMPETITION

ELECTRIC COMPETITION

      Consumers' electric utility business experiences actual and potential competition from many sources, both in the wholesale and retail markets, as well as in electric generation, electric delivery and retail services.

      In the wholesale electricity markets, Consumers competes with other wholesale suppliers, marketers and brokers. Electric competition in the wholesale markets increased significantly since 1996 due to FERC Order 888. While Consumers is still active in wholesale electricity markets, wholesale for resale transactions by Consumers generated an immaterial amount of Consumers' 2003 revenues from electric utility operations. Consumers believes future loss of wholesale for resale transactions will be insignificant.

      A significant increase in retail electric competition has occurred because of the Customer Choice Act and the availability of retail open access. Price is the principal method of competition for generation services. The Customer Choice Act gives all electric customers the right to buy generation service from an alternative electric supplier. As of March 2004, alternative electric suppliers are providing 735 MW of generation supply to retail open access customers. This represents nine percent of Consumers' total generating load and an increase of approximately 42 percent in generation supply being purchased from alternative electric suppliers by retail open access customers. Consumers has applied for, but has not yet been granted, reimbursement for implementation costs incurred for the Electric Customer Choice program. The MPSC is supposed to adopt a mechanism pursuant to the Customer Choice Act to provide for recovery of stranded costs. In 2000 and 2001, the MPSC determined the stranded cost recovery was zero, contrary to Consumers' position. Consumers continues to work toward the adoption of a stranded cost recovery mechanism that will offset margin loss. Consumers cannot predict the total amount of electric supply load that may be lost to competitor suppliers, whether the stranded cost recovery method adopted by the MPSC will be applied in a manner that will fully offset any associated margin loss, or whether implementation costs will be fully recovered.

      In addition to retail electric customer choice, Consumers also has competition or potential competition from:

      - the threat of customers relocating outside Consumers' service territory;

      - the possibility of municipalities owning or operating competing electric delivery systems;

      -     customer self-generation; and

      - adjacent municipal utilities that extend lines to customers near service territory boundaries.

      Consumers addresses this competition by offering special contracts, providing additional non-energy services, and monitoring and enforcing compliance with MPSC and FERC rules.

      Consumers offers non-energy revenue services to electric customers, municipalities and other utilities in an effort to offset costs. These services include engineering and consulting, construction of customer-owned distribution facilities, equipment sales (such as transformers), power quality analysis, fiber optic line construction, meter reading and joint construction for phone and cable. Consumers faces competition from many sources, including energy management services companies, other utilities, contractors, and retail merchandisers.

      CMS ERM, which is a non-utility electric subsidiary, has modified its focus toward optimization of CMS Energy's independent power production portfolio. CMS Energy's independent power production business segment, another non-utility electric subsidiary, faces competition from generators, marketers and brokers, as well as lower power prices on the wholesale market.

      For additional information concerning electric competition, see the 10-Q MD&A and 10-K MD&A -- OUTLOOK -- ELECTRIC UTILITY BUSINESS UNCERTAINTIES.

GAS COMPETITION

      Competition has existed for the past decade in various aspects of Consumers' gas utility business, and is likely to increase. Competition traditionally comes from alternate fuels and energy sources, such as propane, oil and electricity.

INSURANCE

      CMS Energy and its subsidiaries, including Consumers, maintain insurance coverage similar to comparable companies in the same lines of business. The insurance policies are subject to terms, conditions, limitations and exclusions that might not fully compensate CMS Energy for all losses. As CMS Energy renews its policies it is possible that full insurance coverage may not be obtainable on commercially reasonable terms due to restrictive insurance markets.

EMPLOYEES

      As of December 31, 2003, CMS Energy and its subsidiaries, including Consumers, had 8,411 full-time equivalent employees, of whom 8,353 are full-time employees and 58 are full-time equivalent employees associated with the part-time work force. Included in the total are 3,800 employees who are covered by union contracts.

                                LEGAL PROCEEDINGS

      CMS Energy and some of its subsidiaries and affiliates are parties to certain routine lawsuits and administrative proceedings incidental to their businesses involving, for example, claims for personal injury and property damage, contractual matters, various taxes, and rates and licensing. For additional information regarding various pending administrative and judicial proceedings involving regulatory, operating and environmental matters, see OUR BUSINESS -- CMS ENERGY AND CONSUMERS REGULATION, as well as the 10-K MD&A and Notes to the December 31, 2003 Financial Statements and the 10-Q MD&A and Notes to the June 30, 2004 Financial Statements.

DEMAND FOR ACTIONS AGAINST OFFICERS AND DIRECTORS

      In May 2002, the Board of Directors of CMS Energy received a demand, on behalf of a shareholder of CMS Energy Common Stock, that it commence civil actions (i) to remedy alleged breaches of fiduciary duties by certain CMS Energy officers and directors in connection with round-trip trading by CMS MST, and
(ii) to recover damages sustained by CMS Energy as a result of alleged insider trades alleged to have been made by certain current and former officers of CMS Energy and its subsidiaries. In December 2002, two new directors were appointed to the Board. The Board formed a special litigation committee in January 2003 to determine whether it is in CMS Energy's best interest to bring the action demanded by the shareholder. The disinterested members of the Board appointed the two new directors to serve on the special litigation committee.

      In December 2003, during the continuing review by the special litigation committee, CMS Energy was served with a derivative complaint filed on behalf of the shareholder in the Circuit Court of Jackson County, Michigan in furtherance of his demands. The date for CMS Energy and other defendants to answer or otherwise respond to the complaint has been extended to December 1, 2004, subject to such further extensions as may be mutually agreed upon by the parties and authorized by the Court. CMS Energy cannot predict the outcome of this matter.

INTEGRUM LAWSUIT

      Integrum filed a complaint in Wayne County, Michigan Circuit Court in July 2003 against CMS Energy, Enterprises and APT. Integrum alleges several causes of action against APT, CMS Energy, and Enterprises in connection with an offer by Integrum to purchase the CMS Pipeline Assets. In addition to seeking unspecified money damages, Integrum is seeking an order enjoining CMS Energy and Enterprises from selling, and APT from purchasing, the CMS Pipeline Assets and an order of specific performance mandating that CMS Energy, Enterprises, and APT complete the sale of the CMS Pipeline Assets to APT and Integrum. A certain officer and director of Integrum is a former officer and director of CMS Energy, Consumers, and their subsidiaries. The individual was not employed by CMS Energy, Consumers, or their subsidiaries when Integrum made the offer to purchase the CMS Pipeline Assets. CMS Energy and Enterprises filed a motion to change venue from Wayne County to Jackson County, which was granted. The parties are now awaiting transfer of the file from Wayne County to Jackson County. CMS Energy and Enterprises believe that Integrum's claims are without merit. CMS Energy and Enterprises intend to defend vigorously against this action but they cannot predict the outcome of this litigation.

GAS INDEX PRICE REPORTING LITIGATION

      In August 2003, Cornerstone Propane Partners, L.P. (Cornerstone) filed a putative class action complaint in the United States District Court for the Southern District of New York against CMS Energy and dozens of other energy companies. The court ordered the Cornerstone complaint to be consolidated with similar complaints filed by Dominick Viola and Roberto Calle Gracey. The plaintiffs filed a consolidated complaint on January 20, 2004. The consolidated complaint alleges that false natural gas price reporting by the defendants manipulated the prices of NYMEX natural gas futures and options. The complaint contains two counts under the Commodity Exchange Act, one for manipulation and one for aiding and abetting violations. CMS Energy is no longer a defendant, however, CMS MST and CMS Field Services are named as defendants. (CMS Energy sold CMS Field Services to Cantera Natural Gas, Inc. but is required to indemnify Cantera Natural Gas, Inc. with respect to this action).

      In a similar but unrelated matter, Texas-Ohio Energy, Inc. filed a putative class action lawsuit in the United States District Court for the Eastern District of California against a number of energy companies engaged in the sale of natural gas in the United States. CMS Energy is named as a defendant. The complaint alleges defendants entered into a price-fixing conspiracy by engaging in activities to manipulate the price of natural gas in California. The complaint contains counts alleging violations of the Sherman Act, Cartwright Act (a California statute), and the California Business and Profession Code relating to unlawful, unfair and deceptive business practices. There is currently pending in the Nevada federal district court a multi-district court litigation (MDL) matter involving seven complaints originally filed in various state courts in California. These complaints make allegations similar to those in the Texas-Ohio case regarding price reporting, although none contain a Sherman Act claim and some of the defendants in the MDL matter are also defendants in the Texas-Ohio case. Those defendants successfully argued to have the Texas-Ohio case transferred to the MDL proceeding. The plaintiff in the Texas-Ohio case agreed to extend the time for all defendants to answer or otherwise respond until May 28, 2004 and on that date a number of defendants filed motions to dismiss. In order to negotiate possible dismissal and/or substitution of defendants, CMS Energy and two other parent holding company defendants were given further extensions to answer or otherwise respond to the complaint until August 16, 2004.

      Benscheidt v. AEP Energy Services, Inc., et al., a new class action complaint containing allegations similar to those made in the Texas-Ohio case, albeit limited to California state law claims, was filed in California state court in February 2004. CMS Energy and CMS MST are named as defendants. Defendants filed a notice to remove this action to California federal district court, which was granted, and had it transferred to the MDL proceeding in Nevada. However, the plaintiff is seeking to have the case remanded back to California and until the issue is resolved, no further action will be taken.

      Three new, virtually identical actions were filed in San Diego Superior Court in July 2004, one by the County of Santa Clara (Santa Clara), one by the County of San Diego (San Diego), and one by the City of and County of San Francisco and the San Francisco City Attorney (collectively San Francisco). Defendants, consisting of a number of energy companies including CMS Energy, CMS MS&T, Cantera Natural Gas and Cantera Gas Company, are alleged to have engaged in false reporting of natural gas price and volume information and sham sales to artificially inflate natural gas retail prices in California. All three complaints allege claims for unjust enrichment and violations of the Cartwright Act, and the San Francisco action also alleges a claim for violation of the California Business and Profession Code relating to unlawful, unfair and deceptive business practices.

      CMS Energy and its subsidiaries will vigorously defend themselves but cannot predict the outcome of these matters.

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

EMPLOYMENT RETIREMENT INCOME SECURITY ACT CLASS ACTION LAWSUITS

      CMS Energy is a named defendant, along with Consumers, CMS MST, and certain named and unnamed officers and directors, in two lawsuits brought as purported class actions on behalf of participants and beneficiaries of the CMS Employees' Savings and Incentive Plan (the Plan). The two cases, filed in July 2002 in United States District Court for the Eastern District of Michigan, were consolidated by the trial judge and an amended consolidated complaint was filed. Plaintiffs allege breaches of fiduciary duties under ERISA and seek restitution on behalf of the Plan with respect to a decline in value of the shares of CMS Energy Common Stock held in the Plan. Plaintiffs also seek other equitable relief and legal fees. The judge issued an opinion and order dated March 31, 2004 in connection with the motions to dismiss filed by CMS Energy, Consumers and the individuals. The judge dismissed certain of the amended counts in the plaintiffs' complaint and denied CMS Energy's motion to dismiss the other claims in the complaint. CMS Energy, Consumers and the individual defendants filed answers to the amended complaint on May 14, 2004. A trial date has not been set, but is expected to be no earlier than late in 2005. CMS Energy and Consumers will defend themselves vigorously but cannot predict the outcome of this litigation.

SECURITIES CLASS ACTION LAWSUITS

      Beginning on May 17, 2002, a number of securities class action complaints were filed against CMS Energy, Consumers, and certain officers and directors of CMS Energy and its affiliates. The complaints were filed as purported class actions in the United States District Court for the Eastern District of Michigan, by shareholders who allege that they purchased CMS Energy's securities during a purported class period. The cases were consolidated into a single lawsuit and an amended and consolidated class action complaint was filed on May 1, 2003. The consolidated complaint contains a purported class period beginning on May 1, 2000 and running through March 31, 2003. It generally seeks unspecified damages based on allegations that the defendants violated United States securities laws and regulations by making allegedly false and misleading statements about CMS Energy's business and financial condition, particularly with respect to revenues and expenses recorded in connection with round-trip trading by CMS MST. The judge issued an opinion and order dated March 31, 2004 in connection with various pending motions, including plaintiffs' motion to amend the complaint and the motions to dismiss the complaint filed by CMS Energy, Consumers and other defendants. The judge directed plaintiffs to file an amended complaint under seal and ordered an expedited hearing on the motion to amend, which was held on May 12, 2004. At the hearing, the judge ordered plaintiffs to file a Second Amended Consolidated Class Action complaint deleting Counts III and IV relating to purchasers of CMS PEPS, which the judge ordered dismissed with prejudice. Plaintiffs filed this complaint on May 26, 2004. CMS Energy, Consumers, and the individual defendants filed new motions to dismiss on June 21, 2004. A hearing on those motions occurred on August 2, 2004 and the judge has taken the matter under advisement. CMS Energy, Consumers and the individual defendants will defend themselves vigorously but cannot predict the outcome of this litigation.

ENVIRONMENTAL MATTERS

      CMS Energy and its subsidiaries and affiliates are subject to various federal, state and local laws and regulations relating to the environment. Several of these companies have been named parties to various actions involving environmental issues. Based on their present knowledge and subject to future legal and factual developments, they believe it is unlikely that these actions, individually or in total, will have a material adverse effect on their financial condition or future results of operations. For additional information, see the 10-K MD&A the and the Notes to the December 31, 2003 Financial Statements, and the 10-Q MD&A and the Notes to the June 30, 2004 Financial Statements.

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

                                 OUR MANAGEMENT

      The following table sets forth the names, ages, positions and five-year employment history of our executive officers as of June 1, 2004.

EXECUTIVE OFFICERS

        Name          Age                                  Position                                      Period
-------------------------------------------------------------------------------------------------------------------
Kenneth Whipple       69     Chairman of the Board, Chief Executive Officer of CMS Energy             2002-Present
                             Chairman of the Board, Chief Executive Officer of Consumers              2002-Present
                             Chairman of the Board of CMS Enterprises                                 2002-2003
                             Director of CMS Energy                                                   1993-Present
                             Director of Consumers                                                    1993-Present
                             Chairman, Chief Executive Officer of Ford Credit Company                 1997-1999
                             Executive Vice President, President of Ford Financial Services Group     1989-1999
S. Kinnie Smith, Jr.  73     Vice Chairman of the Board of CMS Enterprises                            2003-Present
                             Vice Chairman of the Board, General Counsel of CMS Energy                2002-Present
                             Vice Chairman of the Board of Consumers                                  2002-Present
                             Executive Vice President of CMS Enterprises                              2002-2003
                             Director of CMS Energy                                                   2002-Present
                             Director of Consumers                                                    2002-Present
                             Director of Enterprises                                                  2003-Present
                             Vice Chairman of Trans-Elect, Inc.                                       2002
                             Senior Counsel at Skadden, Arps, Slate, Meagher, & Flom LLP              1995-2002
David W. Joos         50     Chairman of the Board, Chief Executive Officer of CMS Enterprises        2003-Present
                             President, Chief Operating Officer of CMS Energy                         2001-Present
                             President, Chief Operating Officer of Consumers                          2001-Present
                             President, Chief Operating Officer of CMS Enterprises                    2001-2003
                             Director of CMS Energy                                                   2001-Present
                             Director of Consumers                                                    2001-Present
                             Director of Enterprises                                                  2000-Present
                             Executive Vice President, Chief Operating Officer - Electric
                             of CMS Energy                                                            2000-2001
                             Executive Vice President, Chief Operating Officer - Electric
                             of CMS Enterprises                                                       2000-2001
                             Executive Vice President, President and Chief Executive Officer -
                             Electric of Consumers                                                    1997-2001
Thomas J. Webb        51     Executive Vice President, Chief Financial Officer of CMS Energy          2002-Present
                             Executive Vice President, Chief Financial Officer of Consumers           2002-Present
                             Executive Vice President, Chief Financial Officer of CMS Enterprises     2002-Present
                             Director of Enterprises                                                  2002-Present
                             Executive Vice President, Chief Financial Officer of Panhandle
                             Eastern Pipe Line Company                                                2002-2003
                             Executive Vice President, Chief Financial Officer of Kellogg Company     1999-2002
                             Vice President, Chief Financial Officer of Visteon, a division of
                             Ford Motor Company                                                       1996-1999
Thomas W. Elward      55     President, Chief Operating Officer of CMS Enterprises                    2003-Present
                             President, Chief Executive Officer of CMS Generation Co.                 2002-Present
                             Director of Enterprises                                                  2003-Present
                             Senior Vice President of CMS Enterprises                                 2002-2003
                             Senior Vice President of CMS Generation Co.                              1998-2001
Carl L. English       57     Executive Vice President, President and Chief Executive Officer -
                             Gas of Consumers                                                         1999-Present
                             Vice President of Consumers                                              1990-1999
David G. Mengebier*   46     Senior Vice President of CMS Enterprises                                 2003-Present
                             Senior Vice President of CMS Energy                                      2001-Present
                             Senior Vice President of Consumers                                       2001-Present
                             Vice President of CMS Energy                                             1999-2001

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

                             Vice President of Consumers                                              1999-2001
John G. Russell**     46     Executive Vice President, President and Chief Executive Officer -
                             Electric of Consumers                                                    2001-Present
                             Senior Vice President of Consumers                                       2000-2001
                             Vice President of Consumers                                              1999-2000
John F. Drake         55     Senior Vice President of CMS Enterprises                                 2003-Present
                             Senior Vice President of CMS Energy                                      2002-Present
                             Senior Vice President of Consumers                                       2002-Present
                             Vice President of CMS Energy                                             1997-2002
                             Vice President of Consumers                                              1998-2002
Glenn P. Barba        38     Vice President, Chief Accounting Officer of CMS Enterprises              2003-Present
                             Vice President, Controller and Chief Accounting Officer of CMS Energy    2003-Present
                             Vice President, Controller and Chief Accounting Officer of Consumers     2003-Present
                             Vice President and Controller of Consumers                               2001-2003
                             Controller of CMS Generation                                             1997-2001

----------

* From 1997 to 1999, Mr. Mengebier served as Executive Director of Federal Governmental Affairs for CMS Enterprises.

** From July 1997 until October 1999, Mr. Russell served as Manager -- Electric Customer Operations of Consumers.

      There are no family relationships among executive officers and directors of CMS Energy.

DIRECTORS

MERRIBEL S. AYRES, 52, has served since 1996 as President of Lighthouse Energy Group, LLC, a firm she founded. Lighthouse provides governmental affairs and communications expertise, as well as management consulting and business development services, to a broad spectrum of international clients focused on energy and environmental matters. Ms. Ayers served from 1988 to 1996 as Chief Executive Officer of the National Independent Energy Producers of Washington, D. C., a trade association representing the independent power supply industry. She is a member of the Aspen Institute Energy Policy Forum, the National Advisory Council of the National Renewable Energy Laboratory, and the Dean's Alumni Leadership council of Harvard University's Kennedy School of Government. She was elected as a director of CMS and Consumers on May 28, 2004.

EARL D. HOLTON, 70, has served since 1999 as Vice Chairman of Meijer, Inc., a Grand Rapids, Michigan based operator of food and general merchandise centers. He served from 1980 to 1999 as President of Meijer, Inc. He is a director of Meijer, Inc. and Steelcase, Inc. He has been a director of CMS and of Consumers since 1989.

DAVID W. JOOS, 51, has served since 2001 as President and Chief Operating Officer of CMS and Consumers. He served from 2000 to 2001 as Executive Vice President and Chief Operating Officer -- Electric of CMS and from 1997 to 2000 as President and Chief Executive Officer -- Electric of Consumers. He is a director of Steelcase, Inc., the Michigan Colleges Foundation, Michigan Economic Development Corporation, is a director and Chairman of Nuclear Management Co., and is a director and Chairman of the Michigan Manufacturers Association. He has been a director of CMS and of Consumers since 2001.

MICHAEL T. MONAHAN, 65, has served since 1999 as President of Monahan Enterprises, LLC, a Bloomfield Hills, Michigan based consulting firm. He was Chairman of Munder Capital Management, an investment management company, from October 1999 to December 2000 and Chairman and Chief Executive Officer of Munder from October 1999 until January 2000. Prior to that, he was President and a director of Comerica Bank from 1992 to 1999 and President and a director of Comerica Inc., from 1993 to 1999. He is a director of The Munder Funds, Inc., Chairman of the Board of Guilford Mills, Inc., a member of the board of trustees of Henry Ford Health Systems, Inc., and a member of the board of trustees of the Community Foundation for Southeastern Michigan. He has been a director of CMS and Consumers since December 2002.

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

JOSEPH F. PAQUETTE, JR., 69, served from 1988 to 1995 as Chairman of the Board and Chief Executive Officer and from 1995 until his retirement in 1997 as Chairman of the Board of PECO Energy, formerly the Philadelphia Electric Company, a major supplier of electric and gas energy. He is a director of USEC, Inc. and Mercy Health Systems. He has been a director of CMS and Consumers since December 2002. He had previously served as a director of CMS and Consumers and as President of CMS from 1987 to 1988.

WILLIAM U. PARFET, 57, has served since 1999 as Chairman and Chief Executive Officer of MPI Research, Inc., Mattawan, Michigan, a contract research laboratory conducting risk assessment toxicology studies. He served from 1995 to 1999 as Co-Chairman of MPI Research. He is a director of Stryker Corporation, PAREXEL International Corporation, and Monsanto Company. He is also a commissioner of the Michigan Department of Natural Resources. He has been a director of CMS and of Consumers since 1991.

PERCY A. PIERRE, 65, has served since 1990 as Professor of Electrical Engineering, Michigan State University, East Lansing, Michigan. He also served as Vice President for Research and Graduate Studies at Michigan State University from 1990 to 1995. Dr. Pierre is a former Assistant Secretary of the Army for Research, Development and Acquisition. He is also a former President of Prairie View A&M University. He is a director of Fifth Third Bank (Western Michigan). He also serves as a member of the Boards of Trustees for the University of Notre Dame and Hampshire College. He has been a director of CMS and of Consumers since 1990.

S. KINNIE SMITH, JR., 73, has served as Vice Chairman and General Counsel of CMS since June 2002. He served as Senior Counsel for the law firm Skadden, Arps, Slate, Meagher & Flom from 1996 to 2002. He has been a director of CMS and Consumers since August 2002. He had held the positions of Vice Chairman and President of CMS and Vice Chairman of Consumers and served as a director of CMS and Consumers from 1987 to 1996. In May and June of 2002, he served as Vice Chairman and as a director of Trans-Elect, Inc.

KENNETH L. WAY, 64, served from 1988 through 2002 as Chairman of the Board of Lear Corporation, a Southfield, Michigan based supplier of automotive interior systems to the automotive industry. He remains a director of Lear Corporation. In addition, he served from 1988 to 2000 as Chief Executive Officer of Lear Corporation. He is a director of Comerica, Inc. and WESCO International, Inc. He also serves as a member of the Boards of Trustees for Kettering University and the Henry Ford Health Systems. He has been a director of CMS and of Consumers since 1998.

KEN WHIPPLE, 69, has served since May of 2002 as Chairman of the Board and Chief Executive Officer of CMS and Consumers. He served from 1988 until his retirement in 1999 as Executive Vice President of Ford Motor Company, Dearborn, Michigan, a world-wide automotive manufacturer, and President of the Ford Financial Services Group. In addition, he served from 1997 to 1999 as Chairman and Chief Executive Officer of Ford Motor Credit Company. He had previously served as Chairman and Chief Executive Officer of Ford of Europe, Inc. from 1986 to 1988. He is a director of AB Volvo and a trustee of 13 J.P.Morgan Chase mutual funds. He has been a director of CMS and of Consumers since 1993.

JOHN B. YASINSKY, 64, served from 1999 until his retirement in 2000 as Chairman of the Board and Chief Executive Officer and continued as Chairman until February 2001 of OMNOVA Solutions Inc., Fairlawn, Ohio, a developer, manufacturer, and marketer of emulsion polymers, specialty chemicals, and building products. He served from 1995 to 1999 as Chairman, Chief Executive Officer and President of GenCorp. He is a director of A. Schulman, Inc. He has been a director of CMS and of Consumers since 1994.

MANAGEMENT SECURITY OWNERSHIP

      The following chart shows the ownership of CMS Common Stock by the directors and executive officers:

                                                        Shares
               Name                               Beneficially Owned*
---------------------------------------------------------------------
James J. Duderstadt ........................             7,791
Kathleen R. Flaherty .......................             8,504
Earl D. Holton .............................            26,916
David W. Joos ..............................           211,171
Michael T. Monahan .........................             3,943
Joseph F. Paquette, Jr .....................            21,345
William U. Parfet ..........................            15,800
Percy A. Pierre ............................             8,215
S. Kinnie Smith, Jr ........................           155,046
Kenneth L. Way .............................            49,613
Kenneth Whipple ............................           356,011
John B. Yasinsky ...........................            16,485
Thomas J. Webb .............................           100,278
Thomas W. Elward ...........................            44,620
David A. Mikelonis .........................            42,045
William J. Haener ..........................            73,224
All Directors and Executive Officers** .....         1,480,328

* All shares shown above are as of December 31, 2003. In addition to the shares shown above, Mr. Joos, Mr. Smith, Mr. Webb, Mr. Elward, Mr. Mikelonis, Mr. Haener and all other executive officers of CMS and Consumers own options to acquire 473,000; 165,000; 150,000; 146,000; 137,000; 224,500; and 1,213,520
shares, respectively. Mr. Whipple does not own any options to acquire CMS Common Stock. All options identified in this footnote are as of December 31, 2003.

** All Directors and Executive Officers include executive officers of both CMS and Consumers.

      Shares shown as beneficially owned include (1) shares to which a person has or shares voting power and/or investment power, and (2) the number of shares and share equivalents represented by interests in the Employee Savings Plan, the Deferred Salary Savings Plan, the Performance Incentive Stock Plan, the Directors' Deferred Compensation Plan, Salaried Employees' Merit Plan and employment agreements. Dr. Duderstadt, Ms. Flaherty, Mr. Holton, Mr. Parfet, Mr. Smith, Mr. Way, Mr. Whipple, and Mr. Yasinsky each own 10 shares of Preferred Stock of Consumers. The directors and executive officers of CMS and Consumers together own less than 1% of the outstanding shares of CMS.

SECTION 16(A) BENEFICIAL OWNERSHIP REGARDING COMPLIANCE

      Federal securities laws require CMS directors and executive officers, and persons who own more than 10% of CMS Common Stock, to file with the SEC reports of ownership and changes in ownership of any securities or derivative securities of CMS. To CMS' knowledge, during the year ended December 31, 2003, CMS' officers and directors made all required Section 16(a) filings on a timely basis.

COMPENSATION OF DIRECTORS

      Directors who are not officers of CMS or Consumers received in 2003 an annual retainer fee of $30,000, $1,500 for attendance at each Board meeting and $750 for attendance at each committee meeting. Committee chairs received $1,000 for attendance at each committee meeting. These figures have remained unchanged for several years, and are relatively low by industry standards. In 2003, all directors who were not officers of CMS or Consumers were granted 850 restricted shares of CMS Common Stock with a fair market value at time of grant of $6,468. These restricted shares must be held for at least three years from the date of grant. These restricted shares must be held for at least three years from the date of grant Directors are reimbursed for expenses incurred in attending Board or committee meetings. Directors who are officers of CMS or Consumers do not receive retainers or meeting fees for service on the Board or as a member of any Board committee. Pursuant to the Directors'

Deferred Compensation Plan, a director of CMS or Consumers who is not an officer may, at any time prior to a calendar year in which a retainer and fees are to be earned, or at any time during the year prior to the month in which a retainer and fees are earned, irrevocably elect to defer payment for that year, or a portion thereof, through written notice to CMS or Consumers, of all or half of any of the retainer and fees which would otherwise be paid to the director, to a time following the director's retirement from the Board of Directors. Any amount deferred will either (a) accrue interest at either the prime rate or the rate for 10-year Treasury Notes (whichever is greater), (b) be treated as if it were invested as an optional cash payment in CMS' Stock Purchase Plan, or (c) be treated as if it were invested in a Standard & Poor's 500 stock index fund. Accrued amounts will be distributed in a lump sum or in five or ten annual installments in cash. Outside directors who retire with five years of service on the Board will receive retirement payments equal to the retainer. These payments will continue for a period of time equal to their years of service on the Board. All benefits will cease at the death of the retired director. Outside directors are offered optional life insurance coverage, business-related travel accident insurance, and optional health care insurance, and CMS and Consumers pay the premiums associated with participation by directors. The imputed income for the life insurance coverage in 2003 was: Messrs. Duderstadt, $753: Holton, $2,715; Monahan, $726; Paquette, $2,553; Parfet, $663; Pierre, $726; Whipple, $2,553; Yasinsky, $744; and Ms. Flaherty, $399. The imputed income for health insurance coverage in 2003 was: Ms. Flaherty, $9,289.

EXECUTIVE COMPENSATION

      The following charts contain information concerning annual and long-term compensation and awards of stock options and restricted stock under CMS' Performance Incentive Stock Plan. The charts include the Chairman of the Board and Chief Executive Officer and the next four most highly compensated executive officers in 2003.

                           SUMMARY COMPENSATION TABLE

                                                                                                   LONG-TERM
                                                                                                COMPENSATION(1)
                                                                             -------------------------------------------------------
                                                                                         AWARDS                   PAYOUTS
                                                      ANNUAL                 ---------------------------   -------------------------
                                                   COMPENSATION                RESTRICTED     SECURITIES   LONG-TERM
                                           -------------------------------       STOCK        UNDERLYING    INCENTIVE     ALL OTHER
   NAME AND PRINCIPAL POSITION      YEAR      SALARY             BONUS          AWARDS(2)       OPTIONS    PAYOUTS(3)   COMPENSATION
--------------------------------   ------  --------------   --------------   --------------   ----------   ----------   ------------
Current Officers
KENNETH WHIPPLE.................    2003   $1,156,431(4a)   $1,620,000(4b)   $1,015,000(4c)           0      $     0     $     0
Chairman and CEO, CMS               2002      639,060(4d)            0                0               0            0           0
and Consumers                       2001            0                0                0               0            0           0
DAVID W. JOOS...................    2003      750,000          734,103(5)       635,000(7)      100,000            0           0
President and COO,                  2002      750,000                0          406,000(7)      165,000            0      15,000(6)
CMS and Consumers                   2001      637,500                0                0         100,000       35,907      19,125(6)
S KINNIE SMITH, JR..............    2003      600,000          581,742(5)       381,000(7)      100,000            0           0
Vice Chairman and General           2002      300,000                0          263,900(7)       65,000            0       3,000(6)
Counsel of CMS                      2001            0                0                0               0            0           0
THOMAS J. WEBB..................    2003      500,000          459,351(5)       381,000(7)      100,000            0           0
Chief Financial Officer, CMS        2002      208,333                0          203,000(7)       50,000            0           0
and Consumers                       2001            0                0                0               0            0           0
THOMAS W. ELWARD................    2003      320,040          266,749(5)       127,000(7)       76,000            0           0
President and COO                   2002      320,040                0           81,200(7)       36,000            0       6,401(6)
CMS Enterprises                     2001      270,000                0                0          14,000       13,453       8,100(6)
DAVID A. MIKELONIS..............    2003      355,000          266,085(5)        76,200(7)       59,000            0           0
Senior Vice President and           2002      355,000                0           56,840(7)       28,000            0       7,100(6)
General Counsel, Consumers          2001      355,000                0                0          14,000       17,978      10,650(6)

Former Officer
WILLIAM J. HAENER...............    2003      530,000          455,058(5)             0               0            0           0
Executive Vice President,           2002      530,000                0          178,640(7)       82,500            0      10,600(6)
And COO - Natural Gas, CMS          2001      509,167                0                0          40,000       26,930      15,275(6)

(1) Aggregate non-performance based restricted stock held as of December 31, 2003 by named officers was: Mr. Whipple, 900 shares, with a year-end market value of $7,668; Mr. Joos, 150,000 shares, with a year-end market value of $1,278,000; Mr. Smith, 92,500 shares, with a year-end market value of $788,100; Mr. Webb, 85,000 shares, with a year-end market value of $724,200; Mr. Elward, 30,000 shares, with a year-end market value of $255,600; Mr. Mikelonis, 19,000 shares, with a year-end market value of $161,880; and Mr. Haener, 22,318 shares, with year-end market value of $190,149. No dividends were paid on such restricted stock.

      (2) 2003 restricted stock awards granted August 22, 2003. These shares vest at a rate of 25% per year beginning August 22, 2005. The 2003 dollar values shown above are based on the August 22, 2003 grant date closing price of $6.35 per share.

      (3) Market value of CMS Common Stock paid under CMS' Performance Incentive Stock Plan for three-year performance periods.

      (4) (a) Mr. Whipple's 2003 salary consisted of $134,933 in cash compensation and $1,021,498 in deferred compensation in the form of phantom stock units payable in cash. The payout value of the deferred salary will be based on the future price of CMS Common Stock.

            (b) Mr. Whipple's bonus consisted of an amount earned with respect to 2003 but for which payment is deferred into future years in the form of phantom stock units payable in cash. The payout value of the deferred bonus will be based on the future price of CMS Common Stock when 50% of the phantom stock units are cashed out on each of the first and second anniversaries of the bonus award.

            (c) Mr. Whipple's 2003 restricted stock value consisted of 125,000 restricted phantom stock units awarded on October 31, 2003 and payable in cash upon vesting at a rate of 25% per year beginning September 1, 2005. The dollar value of this award upon vesting will be based upon the future price of CMS Common Stock. The 2003 dollar value shown is based on the grant date closing price of CMS Common Stock of $8.12 per share. These phantom stock units were awarded pursuant to the terms of Mr. Whipple's employment agreement in lieu of the restricted stock and options awarded to other officers under CMS' Performance Incentive Stock Plan. At December 31, 2003, these 125,000 phantom stock units had a market value of $1,065,000 at $8.52 per share.

            (d) Mr. Whipple's 2002 salary consisted of $2,125 in cash compensation and $636,935 in deferred compensation in the form of phantom stock units payable in cash. The payout value of the deferred salary will be based on the future price of CMS Common Stock.

      (5) Bonuses for 2003 for Messrs. Joos, Smith, Webb and Elward were deferred and will be paid out in the first quarter of 2005 consistent with the payouts from the Corporation's Salaried Employees' Merit Plan. The 2003 bonuses for Messrs. Mikelonis and Haener were paid out in the first quarter of 2004.

      (6) Employer matching contribution to defined contribution plans. No employer matching contributions were made in 2003.

      (7) Mr. Joos, Mr. Smith, Mr. Webb, Mr. Elward, Mr. Mikelonis and Mr. Haener were awarded 50,000, 32,500, 25,000, 10,000, 7,000 and 22,000 restricted shares, respectively, in 2002 and 100,000, 60,000, 60,000, 20,000, 12,000 and zero restricted shares, respectively in 2003.

EMPLOYMENT ARRANGEMENTS

      Agreements with the executive officers named above provide for payments equal to three times annual cash compensation if there is a change of control and adverse change of responsibilities, as well as payments equal to two times annual cash compensation if employment is terminated by the company, other than for cause, in the absence of a change of control. CMS and Consumers also provide long-term disability insurance policies for all executive officers, which would provide payment of up to 60% of compensation in the event of disability. CMS does not have a "poison pill" plan and is not considering the adoption of such a plan.

                              OPTION GRANTS IN 2003

                         Number Of Securities    Percentage Of Total    Exercise                  Grant Date
                          Underlying Options     Options Granted To     Price Per   Expiration      Present
       Name                    Granted           Employees In 2003       Share         Date        Value(1)
------------------       --------------------    -------------------    ---------   ----------   ------------
Kenneth Whipple                      0                    0                  0                   $          0
David W. Joos                  100,000                  6.3               6.35       9-21-13          296,000
S Kinnie Smith, Jr             100,000                  6.3               6.35       9-21-13          296,000
Thomas J. Webb                 100,000                  6.3               6.35       9-21-13          296,000
Thomas W. Elward                76,000                  4.8               6.35       9-21-13          224,960
David A. Mikelonis              59,000                  3.7               6.35       9-21-13          174,640
William J. Haener                    0                    0                  0                              0
                               -------                  ---               ----       -------     ------------


(1) The present value is based on the Black-Scholes Model, a mathematical formula used to value options traded on securities exchanges. The model utilizes a number of assumptions, including the exercise price, the underlying CMS Common Stock's volatility using weekly closing prices for a four and one half year period prior to grant date, the dividend rate, the term of the option, and the level of interest rates equivalent to the yield of four-year Treasury Notes. However, the Model does not take into account a significant feature of options granted to employees under CMS' Plan, the non-transferability of options awarded. For those options above with an expiration date of September 21, 2013 (granted August 22, 2003), the volatility was 55.46%, the dividend rate at the time was $0.00 per quarter, and the interest rate was 3.02%.

         AGGREGATED OPTION EXERCISES IN 2003 AND YEAR-END OPTIONS VALUES

                                                        Number Of Securities    Value Of Unexercised
                         Shares Acquired      Value    Underlying Unexercised   In-The-Money Options
       Name                On Exercise      Realized     Options At Year End      At Year End(1)(2)
------------------       ---------------    --------   ----------------------   --------------------
Kenneth Whipple                 0           $      0                 0              $          0
David W. Joos                   0                  0           473,000                   257,000
S Kinnie Smith, Jr              0                  0           165,000                   243,000
Thomas J. Webb                  0                  0           150,000                   237,000
Thomas W. Elward                0                  0           146,000                   172,920
David A. Mikelonis              0                  0           137,000                   133,630
William J. Haener               0                  0           224,500                    17,000
                              ---           --------           -------              ------------

(1) All options listed in this table are exercisable. The named officers have no unexercisable options.

(2) Based on the December 31, 2003 closing price of CMS Common Stock as shown in the report of the NYSE Composite Transactions ( $8.52 ).

PENSION PLAN TABLE

      The following table shows the aggregate annual pension benefits at normal retirement date presented on a straight life annuity basis under CMS' qualified Pension Plan and non-qualified Supplemental Executive Retirement Plan (offset by a portion of Social Security benefits).

                                                 Years Of Service
------------      --------------------------------------------------------------------------
Compensation         15           20               25              30                35
------------      --------    -----------     -----------    -------------     -------------
$ 500,000         $157,500    $   210,000     $   247,500    $     285,000     $     322,500
  800,000          252,000        336,000         396,000          456,000           516,000
1,100,000          346,500        462,000         544,500          627,000           709,500
1,400,000          441,000        588,000         693,000          798,000           903,000
1,700,000          535,500        714,000         891,500          969,000         1,096,500
2,000,000          630,000        840,000         990,000        1,140,000         1,290,000
                  --------    -----------     -----------    -------------     -------------

      "Compensation" in this table is the average of Salary plus Bonus, as shown in the Summary Compensation Table, for the five years of highest earnings. The estimated years of service for each named executive is: Mr.

Whipple, 3.56 years; Mr. Joos, 32.33 years; Mr. Smith, 20.82 years; Mr. Webb,
2.99 years; Mr. Elward 35.00 years; Mr. Mikelonis, 35.00 years; and Mr. Haener,
20.00 years.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

                                                                                      Number Of Securities
                                 Number of                                             Remaining Available
                               Securities to                                           For Future Issuance
                              be Issued Upon                                        Under Equity Compensation
                             Upon Exercise of            Weighted-Average                     Plans
                           Outstanding Options,   Exercise Price of Outstanding      (Excluding Securities
     Plan Category         Warrants and Rights    Options, Warrants and Rights     Reflected In Column (A))
----------------------     --------------------   -----------------------------    --------------------------
                                    (a)                        (b)                             (c)
 Equity compensation              5,821,576                $   21.27                       2,240,247
  plans approved by
  security holders
 Equity compensation                      0                        0                               0
plans not approved by
  security holders
                                  ---------                ---------                       ---------
        Total                     5,821,576                $   21.27                       2,240,247
                                  =========                =========                       =========

      The Performance Incentive Stock Plan reserves for award not more than five percent of Common Stock outstanding on January 1 of each year, less (i) the number of shares of restricted Common Stock awarded and (ii) Common Stock subject to options granted under the plan during the immediately preceding four calendar years. The number of shares of restricted Common Stock awarded under this plan cannot exceed 20 percent of the aggregate number of shares reserved for award. Any forfeitures of shares previously awarded will increase the number of shares available to be awarded under the plan. At December 31, 2003, awards of up to 2,240,247 shares of CMS Common Stock may be issued..

                    AFFILIATE RELATIONSHIPS AND TRANSACTIONS

      On May 1, 2002, Consumers sold its electric transmission system to Michigan Transmission Holdings, LLP, a non-affiliated limited partnership whose general partner is a subsidiary of Trans-Elect, Inc. A Trans-Elect, Inc. subsidiary provides interstate electric transmission service to Consumers pursuant to agreements entered into at the time of the sale. The rates and other terms of the service were approved by the Federal Energy Regulatory Commission prior to the sale and remain subject to the Commissions' jurisdiction. From May 15, 2002 until June 30, 2002, S. Kinnie Smith, Jr. served as Vice Chairman of Trans-Elect, Inc. Mr. Smith served as a director of Trans-Elect, Inc. since its organization in 1998. Mr. Smith resigned as Vice Chairman and director of Trans-Elect, Inc. upon becoming Vice Chairman, General Counsel, and a director of CMS. Mr. Smith owns 20,000 shares of Convertible Preferred A Stock of Trans-Elect, Inc., or approximately 10% of the outstanding voting securities of Trans-Elect, Inc. Mr. Smith also has an option to acquire an additional 250 shares of this security.

      The Consumers electric transmission system was sold in a competitive bidding process to Trans-Elect, Inc's subsidiary for approximately $290 million in cash. Consumers did not provide any financial or credit support for the sale to Trans-Elect, Inc. As a result of the sale, Consumers experienced an after-tax earnings increase of approximately $17 million in 2002 due to the recognition of a $26 million gain on the sale. During the calendar year 2003, Consumers paid a total of $74 million to Trans-Elect, Inc's subsidiary for electric transmission services.

              CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENSES

DESCRIPTION OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE OF OLD NOTES FOR NEW NOTES

      The following summary describes the principal United States federal income tax consequences to holders who exchange old notes for new notes pursuant to the Exchange Offer. This summary is intended to address the beneficial owners of old notes that are citizens or residents of the United States, corporations, partnerships or other entities created or organized in or under the laws of the United States or any State or the District of Columbia, or estates or trusts that are not foreign estates or trusts for United States federal income tax purposes, in each case, that hold the old notes as capital assets.

      The exchange of old notes for new notes pursuant to the Exchange Offer will not constitute a taxable exchange for United States federal income tax purposes. As a result, a holder of an old note whose old note is accepted in the Exchange Offer will not recognize gain or loss on the exchange. A tendering holder's tax basis in the new notes received pursuant to the Exchange Offer will be the same as such holder's tax basis in the old notes surrendered therefore. A tendering holder's holding period for the new notes received pursuant to the Exchange Offer-will include its holding period for the old notes surrendered therefore.

      ALL HOLDERS OF OLD NOTES ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF THE EXCHANGE OF OLD NOTES FOR NEW NOTES, AND OF THE OWNERSHIP AND DISPOSITION OF NEW NOTES RECEIVED IN THE EXCHANGE OFFER IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

DESCRIPTION OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NEW NOTES

      The following is a summary of the material United States federal income tax consequences of the acquisition, ownership and disposition of the old notes or the new notes by a United States Holder (as defined below). This summary deals only with the United States Holders that will hold the old notes or the new notes as capital assets. The discussion does not cover-all aspects of federal taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of the old notes or the new notes by particular investors, and does not address state, local, foreign or other tax laws. In particular, this summary does not discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the federal income tax laws (such as banks, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers in securities or currencies, investors that will hold the old notes or the new notes as part of straddles, hedging transactions or conversion transactions for federal tax purposes or investors whose functional currency is not United States Dollars). Furthermore, the discussion below is based on provisions of the Internal Revenue Code of 1986, as amended (the "CODE"), and regulations, rulings, and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below.

      PERSONS CONSIDERING THE PURCHASE, OWNERSHIP, OR DISPOSITION OF NEW NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR INTERNATIONAL TAXING JURISDICTION.

      As used herein, the term "UNITED STATES HOLDER" means a beneficial owner of the old notes or the new notes that is (i) a citizen or resident of the United States for United States federal income tax purposes, (ii) a corporation created or organized under the laws of the United States or any State thereof,
(iii) a person or entity that is otherwise subject to United States federal income tax on a net income basis in respect of income derived from the old notes or the new notes, or (iv) a partnership to the extent the interest therein is owned by a person who is described in clause (i), (ii) or (iii) of this paragraph.

INTEREST

      Interest paid on an old note or a new note will be taxable to a United States Holder as ordinary income at the time it is received or accrued, depending on the holder's method of accounting for tax purposes.

PURCHASE, SALE, EXCHANGE, RETIREMENT AND REDEMPTION OF THE NEW NOTES

      In general (with certain exceptions described below) a United States Holder's tax basis in a new note will equal the price paid for the old notes for which such new note was exchanged pursuant to the Exchange Offer. A United States Holder generally will recognize gain or loss on the sale, exchange, retirement, redemption or other disposition of an old note or a new note (or portion thereof) equal to the difference between the amount realized on such disposition and the United States Holder's tax basis in the old note or the new note (or portion thereof). Except to the extent attributable to accrued but unpaid interest, gain or loss recognized on such disposition of an old note or a new note will be capital gain or loss. Such capital gain or loss will generally be long-term capital gain or loss if the United States Holder held such note (including in the holding period of the new note, the period during which the United Stated Holder held the old notes surrendered for it) for more than one year immediately prior to such disposition. Long-term capital gains of individuals are eligible for preferential rates of taxation, which have been reduced for long-term capital gains recognized on or after May 6, 2003 and before January 1, 2009. The deductibility of capital losses is subject to limitations.

NOTE PREMIUM

      If a United States Holder acquires a new note or has acquired an old note, in each case, for an amount more than its redemption price, the Unites States Holder may elect to amortize such note premium on a yield to maturity basis. Once made, such an election applies to all notes (other than notes the interest on which is excludable from gross income) held by the United States Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the United States Holder, unless the IRS consents to a revocation of the election. The basis of a new note will be reduced by any amortizable note premium taken as a deduction.

MARKET DISCOUNT

      The purchase of a new note or the purchase of an old note other than at original issue may be affected by the market discount provisions of the Code. These rules generally provide that, if a United States Holder purchases a new note (or purchased an old note) at a "market discount," as defined below, and thereafter recognizes gain upon a disposition of the new note (including dispositions by gift or redemption), the lesser of such gain (or appreciation, in the case of a gift) or the portion of the market discount that has accrued ("ACCRUED MARKET DISCOUNT") while the new note (and its predecessor old note, if any) was held by such United States Holder will be treated as ordinary interest income at the time of disposition rather than as capital gain. For a new note or an old note, "MARKET DISCOUNT" is the excess of the stated redemption price at maturity over the tax basis immediately after its acquisition by a United States Holder. Market discount generally will accrue ratably during the period from the date of acquisition to the maturity date of the new note, unless the United States Holder elects to accrue such discount on the basis of the constant yield method. Such an election applies only to the new note with respect to which it is made and is irrevocable.

      In lieu of including the accrued market discount income at the time of disposition, a United States Holder of a new note acquired at a market discount (or acquired in exchange for an old note acquired at a market discount) may elect to include the accrued market discount in income currently either ratably or using the constant yield method. Once made, such an election applies to all other obligations that the United States Holder purchases at a market discount during the taxable year for which the election is made and in all subsequent taxable years of the United States Holder, unless the Internal Revenue Service consents to a revocation of the election. If an election is made to include accrued market discount in income currently, the basis of a new note (or, where applicable, a predecessor old note) in the hands of the United States Holder will be increased by the accrued market discount thereon as it is includible in income. A United States Holder of a market discount new note who does not elect to include market discount in income currently generally will be required to defer deductions for interest on borrowings allocable to such new note, if any, in an amount not exceeding the accrued market discount on such new note until the maturity or disposition of such new note.

BACKUP WITHHOLDING AND INFORMATION REPORTING

      Payments of interest and principal on, and the proceeds of sale or other disposition of the old notes or the new notes payable to a United States Holder, may be subject to information reporting requirements and backup withholding at the applicable statutory rate will apply to such payments if the United States Holder fails to provide an accurate taxpayer identification number or to report all interest and dividends required to be shown on its federal income tax returns. Certain United States Holders (including, among others, corporations) are not subject to backup withholding. United States Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

                              PLAN OF DISTRIBUTION

      Each broker-dealer that receives new notes for its own account pursuant the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connections with resales of the new notes received in exchange for the old notes where such old notes were acquired as a result of market-making activities or other trading activities. CMS has agreed that, starting on the Expiration Date and ending on the close of business on the first anniversary of the Expiration Date, it will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

      CMS will not receive any proceeds from any sale of the new notes by broker-dealers. The new notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the counter market, in negotiated transaction, through the writing of options on the new notes or a combination of such methods of resale, at market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an "UNDERWRITER" within the meaning of the Securities Act and any profit of any such resale of new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "UNDERWRITER" within the meaning of the Securities Act.

      For a period of one year after the Expiration Date, CMS will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. CMS has agreed to pay all expenses incident to the Exchange Offer and will indemnify the holders of the new notes against certain liabilities, including liabilities under the Securities Act.

                                  LEGAL OPINION

      Robert C. Shrosbree, Assistant General Counsel for CMS Energy Corporation, will render opinions as to the legality of the new notes for CMS.

                                     EXPERTS

      The consolidated financial statements and schedule of CMS at December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein which are based in part on the reports of Price Waterhouse for Jorf Lasfar and PricewaterhouseCoopers LLP for 2003 and 2002, independent registered public accounting firm and Arthur Andersen LLP (who have ceased operations) for 2001 for the MCV Partnership, independent auditors. The consolidated financial statements and schedule referred to above are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

      The financial statements of Emirates CMS Power Company PJSC at December 31, 2003 and for the year ended December 31, 2003 appearing in this prospectus and registration statement have been audited by Ernst & Young, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

      The financial statements of Jorf Lasfar as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 included in this prospectus have been so included in reliance on the report of Price Waterhouse, independent accountants, given on the authority of said firm as experts in auditing and accounting.

      The consolidated financial statements of the MCV Partnership as of and for the years ended December 31, 2003 and 2002 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers

LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

      The audited consolidated financial statements of the MCV Partnership for the year ended December 31, 2001, included in this prospectus, have been audited by Arthur Andersen LLP, independent accountants. Arthur Andersen LLP has not consented to the inclusion of their report on the financial statements of the MCV Partnership for the year ended December 31, 2001 in this prospectus, and we have dispensed with the requirement to file their consent in reliance upon Rule 437a of the Securities Act of 1933. Because Arthur Andersen LLP has not consented to the incorporation by reference of their report in this prospectus, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act of 1933 for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein.

                                    GLOSSARY

     Certain terms used in the text of "Our Business," the 10-K MD&A and the Notes to the December 31, 2003 Financial Statements, and the 10-Q MD&A and the Notes to the June 30, 2004 Financial Statements are defined below.

ABATE...............................................................    Association of Businesses Advocating Tariff Equity
Accumulated Benefit Obligation......................................    The liabilities of a pension plan based on service and
                                                                        pay to date. This differs from the Projected
                                                                        Benefit Obligation that is typically
                                                                        disclosed in that it does not reflect
                                                                        expected future salary increases.
AEP.................................................................    American Electric Power, a non-affiliated company
AFUDC...............................................................    Allowance for Funds Used During Construction
ALJ.................................................................    Administrative Law Judge
Alliance RTO........................................................    Alliance Regional Transmission Organization
Alstom..............................................................    Alstom Power Company
AMT.................................................................    Alternative minimum tax
APB.................................................................    Accounting Principles Board
APB Opinion No. 18..................................................    APB Opinion No. 18, "The Equity Method of Accounting for
                                                                        Investments in Common Stock"
APB Opinion No. 30..................................................    APB Opinion No. 30, "Reporting Results of Operations--
                                                                        Reporting the Effects of Disposal of a Segment of a
                                                                        Business"
APT.................................................................    Australian Pipeline Trust
ARO.................................................................    Asset retirement obligation
Articles............................................................    Articles of Incorporation
Attorney General....................................................    Michigan Attorney General
bcf.................................................................    Billion cubic feet
Big Rock............................................................    Big Rock Point nuclear power plant, owned by Consumers
Board of Directors..................................................    Board of Directors of CMS Energy
Btu.................................................................    British thermal unit
Centennial..........................................................    Centennial Pipeline, LLC, in which Panhandle, formerly a
                                                                        wholly owned subsidiary of CMS Gas Transmission, owned a
                                                                        one-third interest
CEO.................................................................    Chief Executive Officer
CFO.................................................................    Chief Financial Officer
CFTC................................................................    Commodity Futures Trading Commission
Clean Air Act.......................................................    Federal Clean Air Act, as amended
CMS Electric and Gas................................................    CMS Electric and Gas Company, a subsidiary of
                                                                        Enterprises
CMS Energy..........................................................    CMS Energy Corporation, the parent of Consumers and
                                                                        Enterprises
CMS Energy Common Stock or common stock.............................    Common stock of CMS Energy, par value $.01 per share
CMS ERM.............................................................    CMS Energy Resource Management Company, formerly CMS
                                                                        MST, a subsidiary of Enterprises
CMS Field Services..................................................    CMS Field Services, formerly a wholly owned subsidiary
                                                                        of CMS Gas Transmission. The sale of this subsidiary
                                                                        closed in July 2003.
CMS Gas Transmission................................................    CMS Gas Transmission Company, a subsidiary of
                                                                        Enterprises
CMS Generation......................................................    CMS Generation Co., a subsidiary of Enterprises
CMS Holdings........................................................    CMS Midland Holdings Company, a subsidiary of Consumers
CMS Land............................................................    CMS Land Company, a subsidiary of Enterprises
CMS Midland.........................................................    CMS Midland Inc., a subsidiary of Consumers
CMS MST.............................................................    CMS Marketing, Services and Trading Company, a wholly
                                                                        owned subsidiary of Enterprises, whose name was changed
                                                                        to CMS ERM effective January 2004
CMS Oil and Gas.....................................................    CMS Oil and Gas Company, formerly a subsidiary of
                                                                        Enterprises

CMS PEPS............................................................    CMS Energy Premium Equity Participating
                                                                        Security Units (CMS Energy Trust III)
CMS Pipeline Assets.................................................    CMS Enterprises pipeline assets in Michigan and
                                                                        Australia
CMS Viron...........................................................    CMS Viron Energy Services, formerly a wholly owned
                                                                        subsidiary of CMS MST. The sale of this subsidiary
                                                                        closed in June 2003.
Common Stock........................................................    All classes of Common Stock of CMS Energy and each of
                                                                        its subsidiaries, or any of them individually, at the
                                                                        time of an award or grant under the Performance
                                                                        Incentive Stock Plan
Consumers...........................................................    Consumers Energy Company, a subsidiary of CMS Energy
Consumers Funding...................................................    Consumers Funding LLC, a wholly-owned special purpose
                                                                        subsidiary of Consumers for the issuance of
                                                                        securitization bonds dated November 8, 2001
Consumers Receivables Funding II....................................    Consumers Receivables Funding II LLC, a wholly-owned
                                                                        subsidiary of Consumers
Court of Appeals....................................................    Michigan Court of Appeals
CPEE................................................................    Companhia Paulista de Energia Eletrica, a
                                                                        subsidiary of Enterprises
Customer Choice Act.................................................    Customer Choice and Electricity Reliability Act, a
                                                                        Michigan statute enacted in June 2000 that allows all
                                                                        retail customers choice of alternative electric
                                                                        suppliers as of January 1, 2002, provides for full
                                                                        recovery of net stranded costs and implementation costs,
                                                                        establishes a five percent reduction in residential
                                                                        rates, establishes rate freeze and rate cap, and allows
                                                                        for Securitization
Detroit Edison......................................................    The Detroit Edison Company, a non-affiliated company
DIG.................................................................    Dearborn Industrial Generation, LLC, a wholly owned
                                                                        subsidiary of CMS Generation
DOE.................................................................    U.S. Department of Energy
DOJ.................................................................    U.S. Department of Justice
Dow.................................................................    The Dow Chemical Company, a non-affiliated company
EBITDA..............................................................    Earnings before income taxes, depreciation, and amortization
EISP................................................................    Executive Incentive Separation Plan
EITF................................................................    Emerging Issues Task Force
EITF Issue No. 02-03................................................    Issues Involved in Accounting for Derivative Contracts
                                                                        Held for Trading Purposes and Contracts Involved in
                                                                        Energy Trading and Risk Management Activities
EITF Issue No. 97-04................................................    Deregulation of the Pricing of Electricity-- Issues
                                                                        Related to the Application of FASB Statements No. 71 and
                                                                        101
El Chocon...........................................................    The 1,200 MW hydro power plant located in Argentina, in
                                                                        which CMS Generation holds a 17.23 percent ownership
                                                                        Interest
Enterprises.........................................................    CMS Enterprises Company, a subsidiary of CMS Energy
EPA.................................................................    U.S. Environmental Protection Agency
EPS.................................................................    Earnings per share
ERISA...............................................................    Employee Retirement Income Security Act
Ernst & Young.......................................................    Ernst & Young LLP
Exchange Act........................................................    Securities Exchange Act of 1934, as amended
FASB................................................................    Financial Accounting Standards Board
FASB Staff Position, No. SFAS 106-1.................................    Accounting and Disclosure Requirements
                                                                        Related to the Medicare Prescription Drug,
                                                                        Improvement and Modernization Act of 2003
                                                                        (January 12, 2004)
FASB Staff Position, No. SFAS 106-2.................................    Accounting and Disclosure Requirements
                                                                        Related to the Medicare Prescription Drug,
                                                                        Improvement and Modernization Act of 2003
                                                                        (May 19, 2004)
FERC................................................................    Federal Energy Regulatory Commission

FMB.................................................................    First Mortgage Bonds
FMLP................................................................    First Midland Limited Partnership, a partnership that
                                                                        holds a lessor interest in the MCV facility
Ford................................................................    Ford Motor Company
GasAtacama..........................................................    An integrated natural gas pipeline and
                                                                        electric generation project located in
                                                                        Argentina and Chile which includes 702 miles
                                                                        of natural gas pipeline and a 720 MW gross
                                                                        capacity power plant
GCR.................................................................    Gas cost recovery
GEII................................................................    General Electric International Inc.
Goldfields..........................................................    A pipeline business located in Australia, in
                                                                        which CMS Energy holds a 39.7 percent
                                                                        ownership interest
Guardian............................................................    Guardian Pipeline, LLC, in which CMS Gas
                                                                        Transmission owned a one-third interest
Health Care Plan....................................................    The medical, dental, and prescription drug programs
                                                                        offered to eligible employees of Consumers and CMS
                                                                        Energy
HL Power............................................................    H.L. Power Company, a California Limited Partnership,
                                                                        owner of the Honey Lake generation project in Wendel,
                                                                        California
Integrum............................................................    Integrum Energy Ventures, LLC
IPP.................................................................    Independent Power Production
ITC.................................................................    Investment tax credit
JOATT...............................................................    Joint Open Access Transmission Tariff
Jorf Lasfar.........................................................    The 1,356 MW coal-fueled power plant in Morocco, jointly
                                                                        owned by CMS Generation and ABB Energy Ventures, Inc.
Karn................................................................    D.E. Karn/J.C. Weadock Generating Complex,
                                                                        which is owned by Consumers
kWh.................................................................    Kilowatt-hour
LIBOR...............................................................    London Inter-Bank Offered Rate
Loy Yang............................................................    The 2,000 MW brown coal fueled Loy Yang A power plant
                                                                        and an associated coal mine in Victoria, Australia, in
                                                                        which CMS Generation holds a 50 percent ownership
                                                                        interest
LNG.................................................................    Liquefied natural gas
Ludington...........................................................    Ludington pumped storage plant, jointly owned
                                                                        by Consumers and Detroit Edison
MAPL................................................................    Marathon Ashland Petroleum, LLC, partner in Centennial
Marysville..........................................................    CMS Marysville Gas Liquids Company, a Michigan
                                                                        corporation and a subsidiary of CMS Gas Transmission
                                                                        that held a 100 percent interest in Marysville
                                                                        Fractionation Partnership and a 51 percent interest in
                                                                        St. Clair Underground Storage Partnership
mcf.................................................................    Thousand cubic feet
MCV Expansion, LLC..................................................    An agreement entered into with General Electric Company
                                                                        to expand the MCV Facility
MCV Facility........................................................    A natural gas-fueled, combined-cycle cogeneration
                                                                        facility operated by the MCV Partnership
MCV Partnership.....................................................    Midland Cogeneration Venture Limited Partnership in
                                                                        which Consumers has a 49 percent interest through CMS
                                                                        Midland
MD&A................................................................    Management's Discussion and Analysis
METC................................................................    Michigan Electric Transmission Company, formerly a
                                                                        subsidiary of Consumers Energy and now an indirect
                                                                        subsidiary of Trans-Elect
Michigan Power......................................................    CMS Generation Michigan Power, LLC, owner of the
                                                                        Kalamazoo River Generating Station and the Livingston
                                                                        Generating Station
MISO................................................................    Midwest Independent System Operator
Moody's.............................................................    Moody's Investors Service, Inc.
MPSC................................................................    Michigan Public Service Commission

MSBT..............................................   Michigan Single Business Tax
MTH...............................................   Michigan Transco Holdings, Limited Partnership
MW................................................   Megawatts
NEIL..............................................   Nuclear Electric Insurance Limited, an industry mutual
                                                     insurance company owned by member utility companies
NMC...............................................   Nuclear Management Company, LLC, formed in 1999 by
                                                     Northern States Power Company (now Xcel Energy Inc.),
                                                     Alliant Energy, Wisconsin Electric Power Company, and
                                                     Wisconsin Public Service Company to operate and manage
                                                     nuclear generating facilities owned by the four
                                                     Utilities
NERC..............................................   North American Electric Reliability Council
NRC...............................................   Nuclear Regulatory Commission
NYMEX.............................................   New York Mercantile Exchange
OATT..............................................   Open Access Transmission Tariff
OPEB..............................................   Postretirement benefit plans other than pensions for retired Employees
Palisades.........................................   Palisades nuclear power plant, which is owned by Consumers
Panhandle Eastern Pipe Line or Panhandle..........   Panhandle Eastern Pipe Line Company, including its subsidiaries
                                                     Trunkline, Pan Gas Storage, Panhandle Storage, and Panhandle
                                                     Holdings. Panhandle was a wholly owned subsidiary of CMS Gas
                                                     Transmission. The sale of this subsidiary closed in June 2003.
Parmelia..........................................   A business located in Australia comprised of a pipeline, processing facilities, and a gas storage facility, a subsidiary of CMS Gas
                                                     Transmission
PCB...............................................   Polychlorinated biphenyl
Pension Plan......................................   The trusteed, non-contributory, defined benefit pension plan of
                                                     Panhandle, Consumers and CMS Energy
PJM RTO...........................................   Pennsylvania-Jersey-Maryland Regional Transmission Organization
Powder River......................................   CMS Oil & Gas previously owned a significant interest in coalbed methane fields or projects developed within the Powder
                                                     River Basin Which spans the border between Wyoming and Montana.
                                                     The Powder River properties have been sold.
PPA...............................................   The Power Purchase Agreement between Consumers and the MCV Partnership with a 35-year term commencing in March 1990
Price Anderson Act................................   Price Anderson Act, enacted in 1957 as an amendment to the Atomic
                                                     Energy Act of 1954, as revised and extended over the years. This act stipulates between nuclear licensees and the U.S. government the insurance, financial responsibility, and legal liability for nuclear accidents.
PSCR..............................................   Power supply cost recovery
PUHCA.............................................   Public Utility Holding Company Act of 1935
PURPA.............................................   Public Utility Regulatory Policies Act of 1978
RCP...............................................   Resource Conservation Plan
ROA...............................................   Retail Open Access
RTO...............................................   Regional Transmission Organization
Rouge.............................................   Rouge Steel Industries
SCP...............................................   Southern Cross Pipeline in Australia, in which CMS Gas
                                                     Transmission holds a 45 percent ownership interest
SEC...............................................   U.S. Securities and Exchange Commission
Securitization....................................   A financing method authorized by statute and approved by the
                                                     MPSC which allows a utility to sell its right to receive a portion of the rate payments received from its customers for the repayment of Securitization bonds issued by a special purpose entity affiliated with such utility
SENECA............................................   Sistema Electrico del Estado Nueva Esparta, C.A., a subsidiary of
                                                     Enterprises
SERP..............................................   Supplemental Executive Retirement Plan
SFAS..............................................   Statement of Financial Accounting Standards

SFAS No. 5........................................   SFAS No. 5, "Accounting for Contingencies"
SFAS No. 52.......................................   SFAS No. 52, "Foreign Currency Translation"
SFAS No. 71.......................................   SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation"
SFAS No. 87.......................................   SFAS No. 87, "Employers' Accounting for Pensions"
SFAS No. 88.......................................   SFAS No. 88, "Employers' Accounting for Settlements and Curtailments
                                                     of Defined Benefit Pension Plans and for Termination Benefits"
SFAS No. 98.......................................   SFAS No. 98, "Accounting for Leases"
SFAS No. 106......................................   SFAS No. 106, "Employers' Accounting for Postretirement Benefits
                                                     Other Than Pensions"
SFAS No. 107......................................   Disclosures about Fair Value of Financial Instruments
SFAS No. 109......................................   SFAS No. 109, "Accounting for Income Taxes"
SFAS No. 115......................................   SFAS No. 115, "Accounting for Certain Investments in Debt and
                                                     Equity Securities"
SFAS No. 123......................................   SFAS No. 123, "Accounting for Stock-Based Compensation"
SFAS No. 128......................................   SFAS No. 128, "Earnings per Share"
SFAS No. 133......................................   SFAS No. 133, "Accounting for Derivative Instruments and Hedging
                                                     Activities, as amended and interpreted"
SFAS No. 143......................................   SFAS No. 143, "Accounting for Asset Retirement Obligations"
SFAS No. 144......................................   SFAS No. 144, "Accounting for the Impairment or Disposal of
                                                     Long-Lived Assets"
SFAS No. 148......................................   SFAS No. 148, "Accounting for Stock-Based Compensation--
                                                     Transition and Disclosure"
SFAS No. 149......................................   SFAS No. 149, "Amendment of Statement No. 133 on Derivative
                                                     Instruments and Hedging Activities"
SFAS No. 150......................................   SFAS No. 150, "Accounting for Certain Financial Instruments with
                                                     Characteristics of Both Liabilities and Equity"
Southern Union....................................   Southern Union Company, a non-affiliated company
Special Committee.................................   A special committee of independent directors, established by CMS
                                                     Energy's Board of Directors, to investigate matters surrounding
                                                     Round-trip trading
Stranded Costs....................................   Costs incurred by utilities in order to serve their customers in a regulated monopoly environment, which may not be recoverable in a competitive environment because of customers leaving their systems and ceasing to pay for their costs. These costs could include owned and purchased generation and regulatory assets.
Superfund.........................................   Comprehensive Environmental Response, Compensation and Liability Act
Taweelah..........................................   Al Taweelah A2, a power and desalination plant of Emirates CMS Power
                                                     Company, in which CMS Generation holds a forty percent interest
TEPPCO............................................   Texas Eastern Products Pipeline Company, LLC
Toledo Power......................................   Toledo Power Company, the 135 MW coal and fuel oil power plant located on Cebu Island, Phillipines, in which CMS Generation held a 47.5 percent interest.
Transition Costs..................................   Stranded Costs, as defined, plus the costs incurred in the transition to competition
Trunkline.........................................   Trunkline Gas Company, LLC, formerly a subsidiary of CMS Panhandle
                                                     Holdings, LLC
Trunkline LNG.....................................   Trunkline LNG Company, LLC, formerly a subsidiary of LNG Holdings,
                                                     LLC
Trust Preferred Securities........................   Securities representing an undivided beneficial interest in the
                                                     Assets of statutory business trusts, the interests of which have a preference with respect to certain trust distributions over the interests of either CMS Energy or Consumers, as applicable, as owner of the common beneficial interests of the trusts
Union.............................................   Utility Workers of America, AFL-CIO
VEBA Trusts.......................................   VEBA (voluntary employees' beneficiary association) Trusts accounts established to specifically set aside employer contributed assets to pay for future expenses of the OPEB plan

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2004 FINANCIAL STATEMENTS

Consolidated Statements of Income.......................................................................  F-2
Consolidated Statements of Cash Flows...................................................................  F-4
Consolidated Balance Sheets.............................................................................  F-5
Consolidated Statements of Common Stockholder's Equity..................................................  F-7
Notes to Consolidated Financial Statements..............................................................  F-8

DECEMBER 31, 2003 FINANCIAL STATEMENTS

Selected Financial Information..........................................................................  F-51
Consolidated Statements of Income (Loss)................................................................  F-53
Consolidated Statements of Cash Flows...................................................................  F-55
Consolidated Balance Sheets.............................................................................  F-57
Consolidated Statements of Common Stockholder's Equity..................................................  F-59
Notes to Consolidated Financial Statements..............................................................  F-61
Reports of Independent Registered Public Accounting Firm................................................  F-127
Quarterly Financial Information (Found in Note 19 of Notes to Consolidated
  Financial Statements)

JORF LASFAR ENERGY COMPANY DECEMBER 31, 2003 FINANCIAL STATEMENTS

Report of Independent Auditors..........................................................................  F-131
Balance Sheets..........................................................................................  F-134
Statement of Income.....................................................................................  F-135
Statement of Stockholders' Equity.......................................................................  F-136
Statement of Cash Flows.................................................................................  F-137
Notes to U.S. GAAP Financial Statements.................................................................  F-138

MIDLAND COGENERATION VENTURE LIMITED PARTNERSHIP DECEMBER 31, 2003 FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm - PricewaterhouseCoopers LLP....................  F-160
Report of Independent Public Accountants - Arthur Andersen, LLP.........................................  F-161
Consolidated Balance Sheets.............................................................................  F-162
Consolidated Statements of Operations...................................................................  F-163
Consolidated Statements of Partners' Equity.............................................................  F-164
Consolidated Statements of Cash Flows...................................................................  F-165
Notes to Consolidated Financial Statements..............................................................  F-166

EMIRATES CMS POWER COMPANY DECEMBER 31, 2003 FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm.................................................  F-183
Balance Sheets..........................................................................................  F-184
Income Statements.......................................................................................  F-185
Statements of Cash Flow.................................................................................  F-186
Statements of Stockholders' Equity......................................................................  F-187
Notes to the Financial Statements.......................................................................  F-188

Pursuant to Regulation S-X, Rule 3-09, the financial statements for the fiscal years ended June 30, 2002, 2003 and 2004 for SCP Investments (1) PTY. LTD. which is a foreign business will be filed by CMS Energy by December 31, 2004.

                             CMS ENERGY CORPORATION
                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)
                                   (UNAUDITED)

                                                                    THREE MONTHS ENDED         SIX MONTHS ENDED
                                                                               RESTATED                  RESTATED
                          JUNE 30                                   2004         2003         2004         2003
                          -------                                  -------      -------      -------      -------
                                                                                                     In Millions,
                                                                                         Except Per Share Amounts
OPERATING REVENUE                                                  $ 1,093      $ 1,126      $ 2,847      $ 3,094

EARNINGS FROM EQUITY METHOD INVESTEES                                   41           50           60           97

OPERATING EXPENSES
     Fuel for electric generation                                      184           98          356          206
     Purchased and interchange power                                    80          102          157          341
     Purchased power - related parties                                   -          124            -          260
     Cost of gas sold                                                  263          298        1,024        1,135
     Other operating expenses                                          224          217          442          415
     Maintenance                                                        65           61          122          119
     Depreciation, depletion and amortization                          108           90          252          218
     General taxes                                                      62            7          136           76
     Assets impairment charges                                           -            3          125            9
                                                                   -------      -------      -------      -------
                                                                       986        1,000        2,614        2,779
                                                                   -------      -------      -------      -------

OPERATING INCOME                                                       148          176          293          412

OTHER INCOME (DEDUCTIONS)
     Accretion expense                                                  (6)          (9)         (12)         (16)
     Gain (loss) on asset sales, net                                     1           (3)           3           (8)
     Interest and dividends                                              7            7           14           11
     Foreign currency gains (losses), net                               (3)           5           (6)          11
     Other income                                                       15            3           27            6
     Other expense                                                      (2)          (1)          (4)          (3)
                                                                   -------      -------      -------      -------
                                                                        12            2           22            1
                                                                   -------      -------      -------      -------

FIXED CHARGES
     Interest on long-term debt                                        126          128          256          225
     Interest on long-term debt - related parties                       14            -           29            -
     Other interest                                                      7           11           12           18
     Capitalized interest                                               (1)          (3)          (3)          (5)
     Preferred dividends of subsidiaries                                 1            1            2            1
     Preferred securities distributions                                  -           18            -           36
                                                                   -------      -------      -------      -------
                                                                       147          155          296          275
                                                                   -------      -------      -------      -------

INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS                       13           23           19          138

INCOME TAX EXPENSE (BENEFIT)                                            (7)          34          (10)          73

MINORITY INTERESTS                                                       1            1           12            2
                                                                   -------      -------      -------      -------

INCOME (LOSS) FROM CONTINUING OPERATIONS
                                                                        19          (12)          17           63

LOSS FROM DISCONTINUED OPERATIONS, NET OF $- AND $1
    TAX BENEFIT IN 2004 AND $3 AND $21 TAX EXPENSE IN 2003               -          (53)          (2)         (22)
                                                                   -------      -------      -------      -------

INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING          19          (65)          15           41

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING, NET OF $13
    TAX BENEFIT IN 2003:
         DERIVATIVES (NOTE 6)                                            -            -            -          (23)
         ASSET RETIREMENT OBLIGATIONS, SFAS NO. 143 (NOTE 10)            -            -            -           (1)
                                                                   -------      -------      -------      -------
                                                                         -            -            -          (24)
                                                                   -------      -------      -------      -------

NET INCOME (LOSS)                                                       19          (65)          15           17
PREFERRED DIVIDENDS                                                      3            -            6            -
                                                                   -------      -------      -------      -------
NET INCOME (LOSS) AVAILABLE TO COMMON STOCK                        $    16      $   (65)     $     9      $    17
                                                                   =======      =======      =======      =======

THE ACCOMPANYING CONDENSED NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                                                                    THREE MONTHS ENDED         SIX MONTHS ENDED
                                                                               RESTATED                  RESTATED
                          JUNE 30                                   2004         2003         2004         2003
                          -------                                  -------      -------      -------      -------
                                                                                                     In Millions,
                                                                                         Except Per Share Amounts
CMS ENERGY
NET INCOME (LOSS)
         Net Income (Loss) Available to Common Stock               $    16      $   (65)     $     9      $    17
                                                                   =======      =======      =======      =======
BASIC EARNINGS (LOSS) PER AVERAGE COMMON SHARE
         Income (Loss) from Continuing Operations                  $  0.10      $ (0.08)     $  0.07      $  0.43
         Income (Loss) from Discontinued Operations                      -        (0.37)       (0.01)       (0.15)
         Loss from Changes in Accounting                                 -            -            -        (0.16)
                                                                   -------      -------      -------      -------
         Net Income (Loss) Attributable to Common Stock            $  0.10      $ (0.45)     $  0.06      $  0.12
                                                                   =======      =======      =======      =======

DILUTED EARNINGS (LOSS) PER AVERAGE COMMON SHARE
         Income (Loss) from Continuing Operations                  $  0.10      $ (0.08)     $  0.07      $  0.43
         Income (Loss) from Discontinued Operations                      -        (0.37)       (0.01)       (0.14)
         Loss from Changes in Accounting                                 -            -            -        (0.15)
                                                                   -------      -------      -------      -------
         Net Income (Loss) Attributable to Common Stock            $  0.10      $ (0.45)     $  0.06      $  0.14
                                                                   =======      =======      =======      =======

DIVIDENDS DECLARED PER COMMON SHARE                                $     -      $     -      $     -      $     -
                                                                   -------      -------      -------      -------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                             CMS ENERGY CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                                                                       SIX MONTHS ENDED
                                                                                                 RESTATED
                                 JUNE 30                                              2004         2003
                                 -------                                             -------      -------
                                                                                              In Millions
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                                         $    15      $    17
    Adjustments to reconcile net income to net cash
      provided by operating activities
        Depreciation, depletion and amortization (includes nuclear
          decommissioning of $3 and $3, respectively)                                    252          218
        Loss on disposal of discontinued operations                                        1           49
        Asset impairments (Note 2)                                                       125            9
        Capital lease and debt discount amortization                                      14           12
        Accretion expense                                                                 12           16
        Bad debt expense                                                                   5            8
        Undistributed earnings from related parties                                      (44)         (69)
        Loss (gain) on the sale of assets                                                 (3)           8
        Cumulative effect of accounting changes                                            -           24
        Changes in other assets and liabilities:
           Increase in accounts receivable and accrued revenues                         (112)         (69)
           Decrease (increase) in inventories                                             81           (2)
           Increase (decrease) in accounts payable and accrued expenses                   66         (298)
           Deferred income taxes and investment tax credit                                44          169
           Decrease in other assets                                                       16           91
           Increase (decrease) in other liabilities                                        9          (36)
                                                                                     -------      -------
          Net cash provided by operating activities                                  $   481      $   147
                                                                                     -------      -------

CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures (excludes assets placed under capital lease)                  $  (237)     $  (261)
  Cost to retire property                                                                (37)         (35)
  Restricted cash                                                                        (12)        (167)
  Investment in Electric Restructuring Implementation Plan                                (3)          (4)
  Investments in nuclear decommissioning trust funds                                      (3)          (3)
  Proceeds from nuclear decommissioning trust funds                                       23           18
  Maturity of MCV restricted investment securities held-to-maturity                      300            -
  Purchase of MCV restricted investment securities held-to-maturity                     (300)           -
  Proceeds from sale of assets                                                            66          726
  Other investing                                                                        (11)          18
                                                                                     -------      -------
          Net cash provided by (used in) investing activities                        $  (214)     $   292
                                                                                     -------      -------

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from notes, bonds, and other long-term debt                               $     9      $ 1,449
  Retirement of bonds and other long-term debt                                          (274)        (830)
  Payment of preferred stock dividends                                                    (6)           -
  Decrease in notes payable                                                                -         (487)
  Payment of capital lease obligations                                                    (5)          (7)
                                                                                     -------      -------
          Net cash provided by (used in) financing activities                        $  (276)     $   125
                                                                                     -------      -------

EFFECT OF EXCHANGE RATES ON CASH                                                          (1)           2
                                                                                     -------      -------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                 $   (10)     $   566

CASH AND CASH EQUIVALENTS FROM EFFECT OF REVISED FASB
  INTERPRETATION NO. 46 CONSOLIDATION                                                    174            -

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                           532          351
                                                                                     -------      -------

CASH AND CASH EQUIVALENTS, END OF PERIOD                                             $   696      $   917
                                                                                     =======      =======
OTHER CASH FLOW ACTIVITIES AND NON-CASH INVESTING AND FINANCING ACTIVITIES WERE:
CASH TRANSACTIONS
  Interest paid (net of amounts capitalized)                                         $   246      $   233
  Income taxes paid (net of refunds)                                                       -          (33)
  OPEB cash contribution                                                                  33           40
 NON-CASH TRANSACTIONS
  Other assets placed under capital leases                                           $     1      $    10
                                                                                     =======      =======

THE ACCOMPANYING CONDENSED NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                             CMS ENERGY CORPORATION

                           CONSOLIDATED BALANCE SHEETS

ASSETS

                                                                                                                     JUNE 30
                                                                                      JUNE 30                          2003
                                                                                       2004         DECEMBER 31      RESTATED
                                                                                    (UNAUDITED)        2003         (UNAUDITED)
                                                                                    -----------     -----------     -----------
                                                                                                                    In Millions
PLANT AND PROPERTY (AT COST)
  Electric utility                                                                  $     7,776     $     7,600     $     7,465
  Gas utility                                                                             2,898           2,875           2,805
  Enterprises                                                                             3,392             895             706
  Other                                                                                      28              32              37
                                                                                    -----------     -----------     -----------
                                                                                         14,094          11,402          11,013
  Less accumulated depreciation, depletion and amortization                               5,958           4,846           4,777
                                                                                    -----------     -----------     -----------
                                                                                          8,136           6,556           6,236
  Construction work-in-progress                                                             392             388             438
                                                                                    -----------     -----------     -----------
                                                                                          8,528           6,944           6,674
                                                                                    -----------     -----------     -----------

INVESTMENTS
  Enterprises                                                                               754             724             740
  Midland Cogeneration Venture Limited Partnership                                            -             419             422
  First Midland Limited Partnership                                                           -             224             263
  Other                                                                                      24              23               2
                                                                                    -----------     -----------     -----------
                                                                                            778           1,390           1,427
                                                                                    -----------     -----------     -----------

CURRENT ASSETS
  Cash and cash equivalents at cost, which approximates market                              696             532             917
  Restricted cash                                                                           213             201             205
  Accounts receivable, notes receivable and accrued revenue, less allowances of
    $28, $29 and $17, respectively                                                          531             367             473
  Accounts receivable - Energy Resource Management, less allowances of $10,
    $11and $9, respectively                                                                  36              36             145
  Accounts receivable and notes receivable - related parties                                 60              73             182
  Inventories at average cost:
    Gas in underground storage                                                              665             741             460
    Materials and supplies                                                                  107             110             102
    Generating plant fuel stock                                                              60              41              42
  Assets held for sale                                                                       14              24              79
  Price risk management assets                                                               99             102             101
  Regulatory assets                                                                          19              19              19
  Derivative instruments                                                                    114               2               2
  Prepayments and other                                                                     238             246             308
                                                                                    -----------     -----------     -----------
                                                                                          2,852           2,494           3,035
                                                                                    -----------     -----------     -----------

NON-CURRENT ASSETS
  Regulatory Assets
    Securitized costs                                                                       627             648             669
    Postretirement benefits                                                                 151             162             174
    Abandoned Midland Project                                                                10              10              11
    Other                                                                                   318             266             255
  Assets held for sale                                                                        -               2             213
  Price risk management assets                                                              192             177             213
  Nuclear decommissioning trust funds                                                       559             575             553
  Prepaid pension costs                                                                     378             388               -
  Goodwill                                                                                   23              25              36
  Notes receivable - related parties                                                        231             242             147
  Notes receivable                                                                          125             125             126
  Other                                                                                     535             390             406
                                                                                    -----------     -----------     -----------
                                                                                          3,149           3,010           2,803
                                                                                    -----------     -----------     -----------
TOTAL ASSETS                                                                        $    15,307     $    13,838     $    13,939
                                                                                    ===========     ===========     ===========

STOCKHOLDERS' INVESTMENT AND LIABILITIES

                                                                                                                     JUNE 30
                                                                                      JUNE 30                          2003
                                                                                       2004         DECEMBER 31      RESTATED
                                                                                    (UNAUDITED)        2003         (UNAUDITED)
                                                                                    -----------     -----------     -----------
                                                                                                                    In Millions
CAPITALIZATION
  Common stockholders' equity
    Common stock, authorized 350.0 shares; outstanding 161.3 shares,
      161.1 shares and 144.1 shares, respectively                                   $         2     $         2     $         1
    Other paid-in-capital                                                                 3,848           3,846           3,608
    Accumulated other comprehensive loss                                                   (313)           (419)           (690)
    Retained deficit                                                                     (1,835)         (1,844)         (1,783)
                                                                                    -----------     -----------     -----------
                                                                                          1,702           1,585           1,136

  Preferred stock of subsidiary                                                              44              44              44
  Preferred stock                                                                           261             261               -
  Company-obligated convertible Trust Preferred Securities
    of subsidiaries                                                                           -               -             393
  Company-obligated mandatorily redeemable Trust Preferred Securities
    of Consumers' subsidiaries                                                                -               -             490

  Long-term debt                                                                          5,816           6,020           6,062
  Long-term debt - related parties                                                          684             684               -
  Non-current portion of capital and finance lease obligations                              338              58             119
                                                                                    -----------     -----------     -----------
                                                                                          8,845           8,652           8,244
                                                                                    -----------     -----------     -----------

MINORITY INTERESTS                                                                          740              73              43
                                                                                    -----------     -----------     -----------

CURRENT LIABILITIES
  Current portion of long-term debt, capital and finance leases                             903             519             544
  Accounts payable                                                                          358             296             334
  Accounts payable - Energy Resource Management                                              21              21              52
  Accounts payable - related parties                                                          2              40              47
  Accrued interest                                                                          170             130             126
  Accrued taxes                                                                             239             285             180
  Liabilities held for sale                                                                   2               2              66
  Price risk management liabilities                                                          93              89              93
  Current portion of purchase power contracts                                                13              27              26
  Current portion of gas supply contract obligations                                         30              29              28
  Deferred income taxes                                                                      29              27              32
  Other                                                                                     301             185             185
                                                                                    -----------     -----------     -----------
                                                                                          2,161           1,650           1,713
                                                                                    -----------     -----------     -----------

NON-CURRENT LIABILITIES
  Regulatory Liabilities
    Cost of removal                                                                       1,016             983             950
    Income taxes, net                                                                       321             312             313
    Other                                                                                   165             172             155
  Postretirement benefits                                                                   252             265             791
  Deferred income taxes                                                                     651             615             487
  Deferred investment tax credit                                                             82              85              87
  Asset retirement obligation                                                               407             359             364
  Liabilities held for sale                                                                   -               -              45
  Price risk management liabilities                                                         188             175             206
  Gas supply contract obligations                                                           190             208             221
  Power purchase agreement - MCV Partnership                                                  -               -              14
  Other                                                                                     289             289             306
                                                                                    -----------     -----------     -----------
                                                                                          3,561           3,463           3,939
                                                                                    -----------     -----------     -----------

COMMITMENTS AND CONTINGENCIES (Notes 1, 3 and 4)

TOTAL STOCKHOLDERS' INVESTMENT AND LIABILITIES                                      $    15,307     $    13,838     $    13,939
                                                                                    ===========     ===========     ===========

THE ACCOMPANYING CONDENSED NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                             CMS ENERGY CORPORATION
             CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY
                                   (UNAUDITED)

                                                                                    THREE MONTHS ENDED         SIX MONTHS ENDED
                                                                                               RESTATED                  RESTATED
                                JUNE 30                                             2004         2003         2004         2003
                                -------                                            -------      -------      -------      -------
                                                                                                                      In Millions
COMMON STOCK
  At beginning and end of period                                                   $     2      $     1      $     2      $     1
                                                                                   -------      -------      -------      -------

OTHER PAID-IN CAPITAL
  At beginning of period                                                             3,846        3,605        3,846        3,605
  Common stock reacquired                                                               (1)          (1)          (1)          (1)
  Common stock issued                                                                    3            4            3            4
                                                                                   -------      -------      -------      -------
      At end of period                                                               3,848        3,608        3,848        3,608
                                                                                   -------      -------      -------      -------

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
  Minimum Pension Liability
    At beginning of period                                                               -         (241)           -         (241)
    Minimum pension liability adjustments (a)                                            -          (20)           -          (20)
                                                                                   -------      -------      -------      -------
        At end of period                                                                 -         (261)           -         (261)
                                                                                   -------      -------      -------      -------

  Investments
    At beginning of period                                                               9            2            8            2
    Unrealized gain (loss) on investments (a)                                           (1)           3            -            3
                                                                                   -------      -------      -------      -------
        At end of period                                                                 8            5            8            5
                                                                                   -------      -------      -------      -------

  Derivative Instruments
    At beginning of period                                                             (13)         (29)          (8)         (31)
    Unrealized gain (loss) on derivative instruments (a)                                22          (14)          19           (7)
    Reclassification adjustments included in consolidated net income
       (loss) (a)                                                                       (3)          21           (5)          16
                                                                                   -------      -------      -------      -------
        At end of period                                                                 6          (22)           6          (22)
                                                                                   -------      -------      -------      -------

  Foreign Currency Translation
    At beginning of period                                                            (313)        (445)        (419)        (458)
    Change in foreign currency translation (a)                                         (14)          33           92           46
                                                                                   -------      -------      -------      -------
        At end of period                                                              (327)        (412)        (327)        (412)
                                                                                   -------      -------      -------      -------

    At end of period                                                                  (313)        (690)        (313)        (690)
                                                                                   -------      -------      -------      -------

RETAINED DEFICIT
  At beginning of period                                                            (1,851)      (1,718)      (1,844)      (1,800)
  Net income (loss) (a)                                                                 19          (65)          15           17
  Preferred stock dividends declared                                                    (3)           -           (6)           -
  Common stock dividends declared                                                        -            -            -            -
                                                                                   -------      -------      -------      -------
        At end of period                                                            (1,835)      (1,783)      (1,835)      (1,783)
                                                                                   -------      -------      -------      -------

TOTAL COMMON STOCKHOLDERS' EQUITY                                                  $ 1,702      $ 1,136      $ 1,702      $ 1,136
                                                                                   =======      =======      =======      =======

(a) DISCLOSURE OF OTHER COMPREHENSIVE INCOME (LOSS):
         Minimum Pension Liability
           Minimum pension liability adjustments, net of tax benefit of
            $-, $(10), $- and $(10), respectively                                  $     -      $   (20)     $     -      $   (20)
         Investments
           Unrealized gain (loss) on investments, net of tax of $-, $1,
             $- and $1, respectively                                                    (1)           3            -            3
         Derivative Instruments
           Unrealized loss on derivative instruments, net of tax (tax benefit)
             of $2, $(3), $7 and $2, respectively                                       22          (14)          19           (7)
           Reclassification adjustments included in net income (loss),
             net of tax (tax benefit) of $(2), $14, $(3) and $11, respectively          (3)          21           (5)          16
       Foreign currency translation, net                                               (14)          33           92           46
       Net income (loss)                                                                19          (65)          15           17
                                                                                   -------      -------      -------      -------
       Total Other Comprehensive Income (Loss)                                     $    23      $   (42)     $   121      $    55
                                                                                   =======      =======      =======      =======

THE ACCOMPANYING CONDENSED NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                             CMS ENERGY CORPORATION
              CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

      These interim Consolidated Financial Statements have been prepared by CMS Energy in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. As such, certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted. Certain prior year amounts have been reclassified to conform to the presentation in the current year. In management's opinion, the unaudited information contained in this report reflects all adjustments of a normal recurring nature necessary to assure the fair presentation of financial position, results of operations and cash flows for the periods presented. The Condensed Notes to Consolidated Financial Statements and the related Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements contained in CMS Energy's Form 10-K/A for the year ended December 31, 2003. Due to the seasonal nature of CMS Energy's operations, the results as presented for this interim period are not necessarily indicative of results to be achieved for the fiscal year.

RESTATEMENT OF 2003 FINANCIAL STATEMENTS

      Our financial statements as of and for the three and six months ended June 30, 2003, as presented in this Form 10-Q, have been restated for the following matters that were disclosed previously in Note 19, Quarterly Financial and Common Stock Information (Unaudited), in our 2003 Form 10-K/A:

      - International Energy Distribution, which includes SENECA and CPEE, is no longer considered "discontinued operations," due to a change in our expectations as to the timing of the sales,

      - certain derivative accounting corrections at our equity affiliates, and

      - the net loss recorded in the second quarter of 2003 relating to the sale of Panhandle, reflected as Discontinued Operations, was understated by approximately $14 million, net of tax.

1: CORPORATE STRUCTURE AND ACCOUNTING POLICIES

      CORPORATE STRUCTURE: CMS Energy is an integrated energy company with a business strategy focused primarily in Michigan. We are the parent holding company of Consumers and Enterprises. Consumers is a combination electric and gas utility company serving Michigan's Lower Peninsula. Enterprises, through various subsidiaries and equity investments, is engaged in domestic and international diversified energy businesses including: independent power production and natural gas transmission, storage and processing. We manage our businesses by the nature of services each provides and operate principally in three business segments: electric utility, gas utility, and enterprises.

      PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of CMS Energy, Consumers, Enterprises, and all other entities in which we have a controlling financial interest or are the primary beneficiary, in accordance with Revised FASB Interpretation No. 46. The primary beneficiary of a variable interest entity is the party that absorbs or receives a majority of the entity's expected losses or expected residual returns or both as a result of holding variable interests, which are ownership, contractual, or other economic interests. In 2004, we consolidated the MCV Partnership and the FMLP in accordance with Revised FASB Interpretation No. 46. For additional details, see
Note 11, Implementation of New Accounting Standards. We use the equity method of accounting for investments in companies and partnerships that are not consolidated, where we have significant influence over operations and financial policies, but are not the primary beneficiary. Intercompany transactions and balances have been eliminated.

      USE OF ESTIMATES: We prepare our financial statements in conformity with accounting principles generally accepted in the United States. We are required to make estimates using assumptions that may affect the reported amounts and disclosures. Actual results could differ from those estimates.

      We are required to record estimated liabilities in the financial statements when it is probable that a loss will be incurred in the future as a result of a current event, and when an amount can be reasonably estimated. We have used this accounting principle to record estimated liabilities as discussed in Note 3, Uncertainties.

      REVENUE RECOGNITION POLICY: We recognize revenues from deliveries of electricity and natural gas, and the transportation, processing, and storage of natural gas when services are provided. Sales taxes are recorded as liabilities and are not included in revenues. Revenues on sales of marketed electricity, natural gas, and other energy products are recognized at delivery. Mark-to-market changes in the fair values of energy trading contracts that qualify as derivatives are recognized as revenues in the periods in which the changes occur.

      CAPITALIZED INTEREST: We are required to capitalize interest on certain qualifying assets that are undergoing activities to prepare them for their intended use. Capitalization of interest for the period is limited to the actual interest cost that is incurred, and our non-regulated businesses are prohibited from imputing interest costs on any equity funds. Our regulated businesses are permitted to capitalize an allowance for funds used during construction on regulated construction projects and to include such amounts in plant in service.

      CASH EQUIVALENTS AND RESTRICTED CASH: All highly liquid investments with an original maturity of three months or less are considered cash equivalents. At June 30, 2004, our restricted cash on hand was $213 million. Restricted cash primarily includes cash collateral for letters of credit to satisfy certain debt agreements and cash dedicated for repayment of Securitization bonds. It is classified as a current asset as the related letters of credit mature within one year and the payments on the related Securitization bonds occur within one year.

      EARNINGS PER SHARE: Basic and diluted earnings per share are based on the weighted average number of shares of common stock and dilutive potential common stock outstanding during the period. Potential common stock, for purposes of determining diluted earnings per share, includes the effects of dilutive stock options, warrants and convertible securities. The effect on number of shares of such potential common stock is computed using the treasury stock method or the if-converted method, as applicable. For earnings per share computation, see Note 5, Earnings Per Share and Dividends.

      FINANCIAL INSTRUMENTS: We account for investments in debt and equity securities using SFAS No. 115. Debt and equity securities can be classified into one of three categories: held-to-maturity, trading, or available-for-sale. Our debt securities are classified as held-to-maturity securities and are reported at cost. Our investments in equity securities are classified as available-for-sale securities. They are reported at fair value, with any unrealized gains or losses resulting from changes in fair value reported in equity as part of accumulated other comprehensive income and are excluded from earnings unless such changes in fair value are determined to be other than temporary. Unrealized gains or losses resulting from changes in the fair value of our nuclear decommissioning investments are reflected in Regulatory Liabilities. The fair value of our equity securities is determined from quoted market prices. For additional details regarding financial instruments, see Note 6, Financial and Derivative Instruments.

      FOREIGN CURRENCY TRANSLATION: Our subsidiaries and affiliates whose functional currency is not the U.S. dollar translate their assets and liabilities into U.S. dollars at the exchange rates in effect at the end of the fiscal period. We translate revenue and expense accounts of such subsidiaries and affiliates into U.S. dollars at the average exchange rates that prevailed during the period. The gains or losses that result from this process, and gains and losses on intercompany foreign currency transactions that are long-term in nature that we do not intend to settle in the foreseeable future, are shown in the stockholders' equity section in the Consolidated Balance Sheets. For subsidiaries operating in highly inflationary economies, the U.S. dollar is considered to be the functional currency, and transaction gains and losses are included in determining net income. Gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency, except those that are hedged, are included in determining net income.

      IMPAIRMENT OF INVESTMENTS AND LONG-LIVED ASSETS: We evaluate potential impairments of our investments in long-lived assets other than goodwill based on various analyses, including the projection of undiscounted cash flows, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the carrying amount of the asset exceeds its estimated undiscounted future cash flows, an impairment loss is recognized and the asset is written down to its estimated fair value.

      NUCLEAR FUEL COST: We amortize nuclear fuel cost to fuel expense based on the quantity of heat produced for electric generation. For nuclear fuel used after April 6, 1983, we charge disposal costs to nuclear fuel expense, recover these costs through electric rates, and remit them to the DOE quarterly. We elected to defer payment for disposal of spent nuclear fuel burned before April 7, 1983. As of June 30, 2004, we have recorded a liability to the DOE for $140 million, including interest, which is payable upon the first delivery of spent nuclear fuel to the DOE. The amount of this liability, excluding a portion of interest, was recovered through electric rates. For additional details on disposal of spent nuclear fuel, see Note 3, Uncertainties, "Other Consumers' Electric Utility Uncertainties - Nuclear Matters."

      OTHER INCOME AND OTHER EXPENSE: The following tables show the components of Other income and Other expense:

                                                                             IN MILLIONS
                                                  --------------------------------------
                                                  THREE MONTHS ENDED    SIX MONTHS ENDED
                                                  ------------------    ----------------
                     JUNE 30                       2004        2003      2004      2003
                     -------                      ------      ------    ------    ------
Other income
      Interest and dividends - related parties    $    1      $    1    $    2    $    2
      PA141 Return on capital expenditures             9           -        18         -
      Electric restructuring return                    1           2         3         3
      Investment sale gain                             1           -         1         -
      All other                                        3           -         3         1
                                                  ------      ------    ------    ------

Total other income                                $   15      $    3    $   27    $    6
                                                  ======      ======    ======    ======

                                                                             IN MILLIONS
                                                  --------------------------------------
                                                  THREE MONTHS ENDED    SIX MONTHS ENDED
                                                  ------------------    ----------------
                     JUNE 30                       2004        2003      2004      2003
                     -------                      ------      ------    ------    ------
Other expense
      Loss on SERP investment                     $   (1)     $    -    $   (1)   $   (1)
      Civic and political expenditures                 -           -        (1)       (1)
      All other                                       (1)         (1)       (2)       (1)
                                                  ------      ------    ------    ------

Total other expense                               $   (2)     $   (1)   $   (4)   $   (3)
                                                  ======      ======    ======    ======

      PROPERTY, PLANT, AND EQUIPMENT: We record property, plant, and equipment at original cost when placed into service. When regulated assets are retired, or otherwise disposed of in the ordinary course of business, the original cost is charged to accumulated depreciation and cost of removal, less salvage is recorded as a regulatory liability. For additional details, see Note 10, Asset Retirement Obligations. An allowance for funds used during construction is capitalized on regulated construction projects. With respect to the retirement or disposal of non-regulated assets, the resulting gains or losses are recognized in income.

      RECLASSIFICATIONS: Certain prior year amounts have been reclassified for comparative purposes. These reclassifications did not affect consolidated net income for the years presented.

      UTILITY REGULATION: We account for the effects of regulation based on the regulated utility accounting standard SFAS No. 71. As a result, the actions of regulators affect when we recognize revenues, expenses, assets, and liabilities.

      SFAS No. 144 imposes strict criteria for retention of regulatory-created assets by requiring that such assets be probable of future recovery at each balance sheet date. Management believes these assets are probable of future recovery.

2: DISCONTINUED OPERATIONS, OTHER ASSET SALES, IMPAIRMENTS, AND RESTRUCTURING

      Our continued focus on financial improvement has led to discontinuing operations, completing many asset sales, impairing some assets, and incurring costs to restructure our business. Gross cash proceeds received from the sale of assets totaled $66 million for the six months ended June 30, 2004 and $726 million for the six months ended June 30, 2003.

DISCONTINUED OPERATIONS

      We have discontinued the following operations:

                                                                           IN MILLIONS
--------------------------------------------------------------------------------------
                                         PRETAX       AFTER-TAX
 BUSINESS/PROJECT     DISCONTINUED     GAIN(LOSS)     GAIN(LOSS)          STATUS
------------------    -------------    ----------    -----------    ------------------
CMS Viron             June 2002        $      (14)   $        (9)       Sold June 2003
Panhandle             December 2002           (39)           (44)       Sold June 2003
CMS Field Services    December 2002            (5)            (1)       Sold July 2003
Marysville            June 2003                 2              1    Sold November 2003
Parmelia (a)          December 2003             -              -         Held for sale
==================    =============    ==========    ===========    ==================

(a) We expect the sale of Parmelia to occur in 2004. In December 2003, we reduced the carrying amount of our Parmelia business by $26 million to reflect fair value. This after-tax loss was reported in discontinued operations in December 2003.

      At June 30, 2004, "Assets held for sale" includes Parmelia. At December 31, 2003, "Assets held for sale" includes Parmelia, Bluewater Pipeline, and our investment in the American Gas Index Fund. At June 30, 2003, "Assets held for sale" includes CMS Field Services, Marysville, and Parmelia. The major classes of assets and liabilities held for sale on our Consolidated Balance Sheet are as follows:

                                                                                    IN MILLIONS
-----------------------------------------------------------------------------------------------
                                                                                     RESTATED
                                              JUNE 30, 2004   DECEMBER 31, 2003   JUNE 30, 2003
                                              -------------   -----------------   -------------
Assets
      Cash                                        $ 8                $ 7              $   2
      Accounts receivable                           3                  2                 71
        Property, plant and equipment - net         -                  2                197
        Other                                       3                 15                 22
                                                  ---                ---              -----
      Total assets held for sale                  $14                $26              $ 292
                                                  ===                ===              =====
Liabilities
      Accounts payable                            $ 1                $ 2              $  61
      Minority interest                             -                  -                 44
        Other                                       1                  -                  6
                                                  ---                ---              -----
      Total liabilities held for sale             $ 2                $ 2              $ 111
                                                  ===                ===              =====

      The following amounts are reflected in the Consolidated Statements of Income, in the Loss From Discontinued Operations line:

                                                                   IN MILLIONS
------------------------------------------------------------------------------
                                                                      RESTATED
            THREE MONTHS ENDED JUNE 30                  2004            2003
--------------------------------------------------     ------         --------
Revenues                                               $    5         $    250
                                                       ======         ========

Discontinued operations:
 Pretax income from discontinued operations            $    -         $      6
 Income tax expense                                         -                4
                                                       ------         --------
 Income from discontinued operations                        -                2
 Pretax loss on disposal of discontinued operations         -              (56)
 Income tax benefit                                         -               (1)
                                                       ------         --------
 Loss on disposal of discontinued operations                -              (55)

                                                       ------         --------
Loss from discontinued operations                      $    -         $    (53)
                                                       ======         ========

                                                                   IN MILLIONS
------------------------------------------------------------------------------
                                                                      RESTATED
              SIX MONTHS ENDED JUNE 30                  2004            2003
--------------------------------------------------     ------         --------
Revenues                                               $   10         $    496
                                                       ======         ========

Discontinued operations:
 Pretax income (loss) from discontinued operations     $   (1)        $     46
 Income tax expense                                         -               19
                                                       ------         --------
 Income (loss) from discontinued operations                (1)              27
 Pretax loss on disposal of discontinued operations        (2)             (47)
 Income tax expense (benefit)                              (1)               2
                                                       ------         --------
 Loss on disposal of discontinued operations               (1)             (49)

                                                       ------         --------
Loss from discontinued operations                      $   (2)        $    (22)
                                                       ======         ========

      The loss from discontinued operations includes a reduction in asset values, a provision for anticipated closing costs, and a portion of CMS Energy's interest expense. Interest expense of less than $1 million for the six months ended June 30, 2004 and $21 million for the six months ended June 30, 2003 has been allocated based on a ratio of the expected proceeds for the asset to be sold divided by CMS Energy's total capitalization of each discontinued operation times CMS Energy's interest expense.

OTHER ASSET SALES

      Our other asset sales include the following non-strategic and under-performing assets. The impacts of these sales are included in "Gain (loss) on asset sales, net" in the Consolidated Statements of Income (Loss).

      For the six months ended June 30, 2004, we sold the following assets that did not meet the definition of, and therefore were not reported as, discontinued operations:

                                                          IN MILLIONS
---------------------------------------------------------------------
                                               PRETAX      AFTER-TAX
DATE SOLD     BUSINESS/PROJECT                  GAIN         GAIN
---------------------------------------------------------------------
February      Bluewater Pipeline (a)         $        1    $        1
April         Loy Yang (b)                            -             -
May           American Gas Index fund (c)             1             1
Various       Other                                   1             -
---------------------------------------------------------------------
              Total gain on asset sales      $        3    $        2
=====================================================================

(a) Bluewater Pipeline is a 24.9 mile pipeline that extends from Marysville, Michigan to Armada, Michigan.

(b) In April 2004, we and our partners sold the 2,000 MW Loy Yang power plant and adjacent coal mine in Victoria, Australia for about A$3.5 billion ($2.6 billion in U.S. dollars), including A$145 million for the project equity. Our share of the proceeds, net of transaction costs and closing adjustments, was $44 million. In anticipation of the sale, we recorded an impairment in the first quarter as discussed in "Asset Impairments" within this Note.

(c) In May 2004, we sold our interest in the American Gas Index fund for $7 million.

      For the six months ended June 30, 2003, we sold the following assets that did not meet the definition of, and therefore were not reported as, discontinued operations:

                                                          IN MILLIONS
---------------------------------------------------------------------
                                               PRETAX      AFTER-TAX
DATE SOLD     BUSINESS/PROJECT               GAIN(LOSS)    GAIN(LOSS)
---------------------------------------------------------------------
January       CMS MST Wholesale Gas          $       (6)   $       (4)
March         CMS MST Wholesale Power                 2             1
June          Guardian Pipeline                      (4)           (3)
---------------------------------------------------------------------
              Total loss on asset sales      $       (8)   $       (6)
=====================================================================

      SUBSEQUENT EVENT: In July 2004, we entered into a definitive agreement to sell our interests in Parmelia and Goldfields to APT for approximately $208 million Australian (approximately $145 million in U.S. dollars). The sale is subject to customary closing conditions. We expect the sale to close in the third quarter of 2004.

ASSET IMPAIRMENTS

      We record an asset impairment when we determine that the expected future cash flows from an asset would be insufficient to provide for recovery of the asset's carrying value. An asset held-in-use is evaluated for impairment by calculating the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. If the undiscounted future cash flows are less than the carrying amount, we recognize an impairment loss. The impairment loss recognized is the amount by which the carrying amount exceeds the fair value. We estimate the fair market value of the asset utilizing the best information available. This information includes quoted market prices, market prices of similar assets, and discounted future cash flow analyses. The assets written down include both domestic and foreign electric power plants, gas processing facilities, and certain equity method and other investments. In addition, we have written off the carrying value of projects under development that will no longer be pursued.

      The table below summarizes our asset impairments:

                                                                                     IN MILLIONS
-------------------------------------------------------------------------------------------------
      SIX MONTHS ENDED JUNE 30        PRETAX 2004   AFTER-TAX 2004   PRETAX 2003   AFTER-TAX 2003
-----------------------------------   -----------   --------------   -----------   --------------
Asset impairments:
  Enterprises (a)                        $   -           $  -            $ 7             $ 4
  International Energy Distribution          -              -              2               1
  Loy Yang (b)                             125             81              -               -
                                         -----           ----            ---             ---
Total asset impairments                  $ 125           $ 81            $ 9             $ 5
                                         =====           ====            ===             ===

(a) Primarily represents an impairment recorded to reflect the fair value of two generators.

(b) In the first quarter of 2004, an impairment charge was recorded to recognize the reduction in fair value as a result of the sale of Loy Yang, completed in April 2004, which included a cumulative net foreign currency translation loss of approximately $110 million.

RESTRUCTURING AND OTHER COSTS

      In June 2002, we announced a series of initiatives to reduce our annual operating costs by an estimated $50 million. As such, we:

      - relocated CMS Energy's corporate headquarters from Dearborn, Michigan to a new combined CMS Energy and Consumers headquarters in Jackson, Michigan in July 2003,

      -     implemented changes to our 401(k) savings program,

      -     implemented changes to our health care plan, and

      - completed the termination of numerous employees, including five officers.

      The following tables shows the amount charged to expense for restructuring costs, the payments made, and the unpaid balance of accrued costs for the six months ended June 30, 2004 and June 30, 2003.

                                                                     IN MILLIONS
--------------------------------------------------------------------------------
                                             INVOLUNTARY      LEASE
                                             TERMINATION   TERMINATION    TOTAL
                                             -----------   -----------   -------
Beginning accrual balance, January 1, 2004   $         3   $         6   $     9
Expense                                                -             -         -
Payments                                              (1)           (2)       (3)
                                             -----------   -----------   -------
Ending accrual balance at June 30, 2004      $         2   $         4   $     6
                                             ===========   ===========   =======

                                                                     IN MILLIONS
--------------------------------------------------------------------------------
                                             INVOLUNTARY      LEASE
                                             TERMINATION   TERMINATION    TOTAL
                                             -----------   -----------   -------
Beginning accrual balance, January 1, 2003   $        12   $         8   $    20
Expense                                                3             -         3
Payments                                              (8)            -        (8)
                                             -----------   -----------   -------
Ending accrual balance at June 30, 2003      $         7   $         8   $    15
                                             ===========   ===========   =======

3: UNCERTAINTIES

      Several business trends or uncertainties may affect our financial results and condition. These trends or uncertainties have, or we reasonably expect could have, a material impact on net sales, revenues, or income from continuing operations. Such trends and uncertainties are discussed in detail below.

      SEC AND OTHER INVESTIGATIONS: As a result of round-trip trading transactions by CMS MST, CMS Energy's Board of Directors established a Special Committee to investigate matters surrounding the transactions and retained outside counsel to assist in the investigation. The Special Committee completed its investigation and reported its findings to the Board of Directors in October 2002. The Special Committee concluded, based on an extensive investigation, that the round-trip trades were undertaken to raise CMS MST's profile as an energy marketer with the goal of enhancing its ability to promote its services to new customers. The Special Committee found no effort to manipulate the price of CMS Energy Common Stock or affect energy prices. The Special Committee also made recommendations designed to prevent any recurrence of this practice. Previously, CMS Energy terminated its speculative trading business and revised its risk management policy. The Board of Directors adopted, and CMS Energy has implemented the recommendations of the Special Committee.

      CMS Energy is cooperating with an investigation by the DOJ concerning round-trip trading. CMS Energy is unable to predict the outcome of this matter and what effect, if any, this investigation will have on its business. In March 2004, the SEC approved a cease-and-desist order settling an administrative action against CMS Energy related to round-trip trading. The order did not assess a fine and CMS Energy neither admitted to nor denied the order's findings. The settlement resolved the SEC investigation involving CMS Energy and CMS MST.

      SECURITIES CLASS ACTION LAWSUITS: Beginning on May 17, 2002, a number of securities class action complaints were filed against CMS Energy, Consumers, and certain officers and directors of CMS Energy and its affiliates. The complaints were filed as purported class actions in the United States District Court for the Eastern District of Michigan, by shareholders who allege that they purchased CMS Energy's securities during a purported class period. The cases were consolidated into a single lawsuit and an amended and consolidated class action complaint was filed on May 1, 2003. The consolidated complaint contains a purported class period beginning on May 1, 2000 and running through March 31, 2003. It generally seeks unspecified damages based on allegations that the defendants violated United States securities laws and regulations by making allegedly false and misleading statements about CMS Energy's business and financial condition, particularly with respect to revenues and expenses recorded in connection with round-trip trading by CMS MST. The judge issued an opinion and order dated March 31, 2004 in connection with various pending motions, including plaintiffs' motion to amend the complaint and the motions to dismiss the complaint filed by CMS Energy, Consumers and other defendants. The judge directed plaintiffs to file an amended complaint under seal and ordered an expedited hearing on the motion to amend, which was held on May 12, 2004. At the hearing, the judge ordered plaintiffs to file a Second Amended Consolidated Class Action complaint deleting Counts III and IV relating to purchasers of CMS PEPS, which the judge ordered dismissed with prejudice. Plaintiffs filed this complaint on May 26, 2004. CMS Energy, Consumers, and the individual defendants filed new motions to dismiss on June 21, 2004. A hearing on those motions occurred on August 2, 2004 and the judge has taken the matter under advisement. CMS Energy, Consumers and the individual defendants will defend themselves vigorously but cannot predict the outcome of this litigation.

      DEMAND FOR ACTIONS AGAINST OFFICERS AND DIRECTORS: In May 2002, the Board of Directors of CMS Energy received a demand, on behalf of a shareholder of CMS Energy Common Stock, that it commence civil actions (i) to remedy alleged breaches of fiduciary duties by certain CMS Energy officers and directors in connection with round-trip trading by CMS MST, and (ii) to recover damages sustained by CMS Energy as a result of alleged insider trades alleged to have been made by certain current and former officers of CMS Energy and its subsidiaries. In December 2002, two new directors were appointed to the Board. The Board formed a special litigation committee in January 2003 to determine whether it is in CMS Energy's best interest to bring the action demanded by the shareholder. The disinterested members of the Board appointed the two new directors to serve on the special litigation committee.

      In December 2003, during the continuing review by the special litigation committee, CMS Energy was served with a derivative complaint filed on behalf of the shareholder in the Circuit Court of Jackson County, Michigan in furtherance of his demands. The date for CMS Energy and other defendants to answer or otherwise respond to the complaint has been extended to September 1, 2004, subject to such further extensions as may be mutually agreed upon by the parties and authorized by the Court. CMS Energy cannot predict the outcome of this matter.

      ERISA LAWSUITS: CMS Energy is a named defendant, along with Consumers, CMS MST, and certain named and unnamed officers and directors, in two lawsuits brought as purported class actions on behalf of participants and beneficiaries of the CMS Employees' Savings and Incentive Plan (the Plan). The two cases, filed in July 2002 in United States District Court for the Eastern District of Michigan, were consolidated by the trial judge and an amended consolidated complaint was filed. Plaintiffs allege breaches of fiduciary duties under ERISA and seek restitution on behalf of the Plan with respect to a decline in value of the shares of CMS Energy Common Stock held in the Plan. Plaintiffs also seek other equitable relief and legal fees. The judge issued an opinion and order dated March 31, 2004 in connection with the motions to dismiss filed by CMS Energy, Consumers and the individuals. The judge dismissed certain of the amended counts in the plaintiffs' complaint and denied CMS Energy's motion to dismiss the other claims in the complaint. CMS Energy, Consumers and the individual defendants filed answers to the amended complaint on May 14, 2004. A trial date has not been set, but is expected to be no earlier than late in 2005. CMS Energy and Consumers will defend themselves vigorously but cannot predict the outcome of this litigation.

      GAS INDEX PRICE REPORTING INVESTIGATION: CMS Energy has notified appropriate regulatory and governmental agencies that some employees at CMS MST and CMS Field Services appeared to have provided inaccurate information regarding natural gas trades to various energy industry publications which compile and report index prices. CMS Energy is cooperating with an ongoing investigation by the DOJ regarding this matter. CMS Energy is unable to predict the outcome of the DOJ investigation and what effect, if any, this investigation will have on its business.

      GAS INDEX PRICE REPORTING LITIGATION: In August 2003, Cornerstone Propane Partners, L.P. (Cornerstone) filed a putative class action complaint in the United States District Court for the Southern District of New York against CMS Energy and dozens of other energy companies. The court ordered the Cornerstone complaint to be consolidated with similar complaints filed by Dominick Viola and Roberto Calle Gracey. The plaintiffs filed a consolidated complaint on January 20, 2004. The consolidated complaint alleges that false natural gas price reporting by the defendants manipulated the prices of NYMEX natural gas futures and options. The complaint contains two counts under the Commodity Exchange Act, one for manipulation and one for aiding and abetting violations. CMS Energy is no longer a defendant, however, CMS MST and CMS Field Services are named as defendants. (CMS Energy sold CMS Field Services to Cantera Natural Gas, Inc. but is required to indemnify Cantera Natural Gas, Inc. with respect to this action).

      In a similar but unrelated matter, Texas-Ohio Energy, Inc. filed a putative class action lawsuit in the United States District Court for the Eastern District of California against a number of energy companies engaged in the sale of natural gas in the United States. CMS Energy is named as a defendant. The complaint alleges defendants entered into a price-fixing conspiracy by engaging in activities to manipulate the price of natural gas in California. The complaint contains counts alleging violations of the Sherman Act, Cartwright Act (a California statute), and the California Business and Profession Code relating to unlawful, unfair and deceptive business practices. There is currently pending in the Nevada federal district court a multi-district court litigation (MDL) matter involving seven complaints originally filed in various state courts in California. These complaints make allegations similar to those in the Texas-Ohio case regarding price reporting, although none contain a Sherman Act claim and some of the defendants in the MDL matter are also defendants in the Texas-Ohio case. Those defendants successfully argued to have the Texas-Ohio case transferred to the MDL proceeding. The plaintiff in the Texas-Ohio case agreed to extend the time for all defendants to answer or otherwise respond until May 28, 2004 and on that date a number of defendants filed motions to dismiss. In order to negotiate possible dismissal and/or substitution of defendants, CMS Energy and two other parent holding company defendants were given further extensions to answer or otherwise respond to the complaint until August 16, 2004.

      Benscheidt v. AEP Energy Services, Inc., et al., a new class action complaint containing allegations similar to those made in the Texas-Ohio case, albeit limited to California state law claims, was filed in California state court in February 2004. CMS Energy and CMS MST are named as defendants. Defendants filed a notice to remove this action to California federal district court, which was granted, and had it transferred to the MDL proceeding in Nevada. However, the plaintiff is seeking to have the case remanded back to California and until the issue is resolved, no further action will be taken.

      Three new, virtually identical actions were filed in San Diego Superior Court in July 2004, one by the County of Santa Clara (Santa Clara), one by the County of San Diego (San Diego), and one by the City of and County of San Francisco and the San Francisco City Attorney (collectively San Francisco). Defendants, consisting of a number of energy companies including CMS Energy, CMS MS&T, Cantera Natural Gas and Cantera Gas Company, are alleged to have engaged in false reporting of natural gas price and volume information and sham sales to artificially inflate natural gas retail prices in California. All three complaints allege claims for unjust enrichment and violations of the Cartwright Act, and the San Francisco action also alleges a claim for violation of the California Business and Profession Code relating to unlawful, unfair and deceptive business practices.

      CMS Energy and the other CMS defendants will defend themselves vigorously, but cannot predict the outcome of these matters.

CONSUMERS' UNCERTAINTIES

      Several business trends or uncertainties may affect our financial results and condition. These trends or uncertainties have, or we reasonably expect could have, a material impact on revenues or income from continuing electric and gas operations. Such trends and uncertainties include:

      Environmental

      - increased capital expenditures and operating expenses for Clean Air Act compliance, and

      - potential environmental liabilities arising from various environmental laws and regulations, including potential liability or expense relating to the Michigan Natural Resources and Environmental Protection Acts, Superfund, and at former manufactured gas plant facilities.

      Restructuring

      - response of the MPSC and Michigan legislature to electric industry restructuring issues,

      - ability to meet peak electric demand requirements at a reasonable cost, without market disruption,

      - ability to recover any of our net Stranded Costs under the regulatory policies being followed by the MPSC,

      - effects of lost electric supply load to alternative electric suppliers, and

      - status as an electric transmission customer, instead of an electric transmission owner.

      Regulatory

      -     recovery of nuclear decommissioning costs,

      - responses from regulators regarding the storage and ultimate disposal of spent nuclear fuel,

      - inadequate regulatory response to applications for requested rate increases, and

      - response to increases in gas costs, including adverse regulatory response and reduced gas use by customers.

      Other

      -     pending litigation regarding PURPA qualifying facilities, and

      -     other pending litigation.

CONSUMERS' ELECTRIC UTILITY CONTINGENCIES

      ELECTRIC ENVIRONMENTAL MATTERS: Our operations are subject to environmental laws and regulations. Costs to operate our facilities in compliance with these laws and regulations generally have been recovered in customer rates.

      Clean Air: The EPA and the state regulations require us to make significant capital expenditures estimated to be $771 million. As of June 30, 2004, we have incurred $489 million in capital expenditures to comply with the EPA regulations and anticipate that the remaining $282 million of capital expenditures will be made between 2004 and 2009. These expenditures include installing catalytic reduction technology at some of our coal-fired electric plants. Based on the Customer Choice Act, beginning January 2004, an annual return of and on these types of capital expenditures, to the extent they are above depreciation levels, is expected to be recoverable from customers, subject to the MPSC prudency hearing.

      The EPA has alleged that some utilities have incorrectly classified plant modifications as "routine maintenance" rather than seek modification permits from the EPA. We have received and responded to information requests from the EPA on this subject. We believe that we have properly interpreted the requirements of "routine maintenance." If our interpretation is found to be incorrect, we may be required to install additional pollution controls at some or all of our coal-fired electric plants and potentially pay fines. Additionally, the viability of certain plants remaining in operation could be called into question.

      In addition to modifying the coal-fired electric plants, we expect to purchase nitrogen oxide emissions credits for years 2004 through 2008. The cost of these credits is estimated to average $8 million per year and is accounted for as inventory. The credit inventory is expensed as the coal-fired electric plants generate electricity. The price for nitrogen oxide emissions credits is volatile and could change substantially.

      The EPA has proposed a Clean Air Interstate Rule that would require additional coal-fired electric plant emission controls for nitrogen oxides and sulfur dioxide. If implemented, this rule would potentially require expenditures equivalent to those efforts in progress required to reduce nitrogen oxide emissions under the Title I provisions of the Clean Air Act. The rule proposes a two-phase program to reduce emissions of sulfur dioxide by 70 percent and nitrogen oxides by 65 percent by 2015. Additionally, the EPA also proposed two alternative sets of rules to reduce emissions of mercury and nickel from coal-fired and oil-fired electric plants. Until the proposed environmental rules are finalized, an accurate cost of compliance cannot be determined.

      Several bills have been introduced in the United States Congress that would require reductions in emissions of greenhouse gases. We cannot predict whether any federal mandatory greenhouse gas emission reduction rules ultimately will be enacted, or the specific requirements of any such rules if they were to become law.

      To the extent that greenhouse gas emission reduction rules come into effect, such mandatory emissions reduction requirements could have far-reaching and significant implications for the energy sectors. We cannot estimate the potential effect of United States federal or state level greenhouse gas policy on future consolidated results of operations, cash flows or financial position due to the speculative nature of the policy. We stay abreast of and engage in the greenhouse gas policy developments, and will continue to assess and respond to their potential implications on our business operations.

      Water: In March 2004, the EPA changed the rules that govern generating plant cooling water intake systems. The new rules require significant reduction in fish killed by operating equipment. Some of our facilities will be required to comply by 2006. We are studying the rules to determine the most cost-effective solutions for compliance.

      Cleanup and Solid Waste: Under the Michigan Natural Resources and Environmental Protection Act, we expect that we will ultimately incur investigation and remedial action costs at a number of sites. We believe that these costs will be recoverable in rates under current ratemaking policies.

      We are a potentially responsible party at several contaminated sites administered under Superfund. Superfund liability is joint and several, meaning that many other creditworthy parties with substantial assets are potentially responsible with respect to the individual sites. Based on past experience, we estimate that our share of the total liability for the known Superfund sites will be between $1 million and $9 million. As of June 30, 2004, we have recorded a liability for the minimum amount of our estimated Superfund liability.

      In October 1998, during routine maintenance activities, we identified PCB as a component in certain paint, grout, and sealant materials at the Ludington Pumped Storage facility. We removed and replaced part of the PCB material. We have proposed a plan to deal with the remaining materials and are awaiting a response from the EPA.

      LITIGATION: In October 2003, a group of eight PURPA qualifying facilities selling power to us filed a lawsuit in Ingham County Circuit Court. The lawsuit alleges that we incorrectly calculated the energy charge payments made pursuant to power purchase agreements with qualifying facilities. More specifically, the lawsuit alleges that we should be basing the energy charge calculation on the cost of more expensive eastern coal, rather than on the cost of the coal actually burned by us for use in our coal-fired generating plants. We believe we have been performing the calculation in the manner prescribed by the power purchase agreements, and have filed a request with the MPSC (as a supplement to the PSCR plan) that asks the MPSC to review this issue and to confirm that our method of performing the calculation is correct. We filed a motion to dismiss the lawsuit in the Ingham County Circuit Court due to the pending request at the MPSC concerning the PSCR plan case. In February 2004, the judge ruled on the motion and deferred to the primary jurisdiction of the MPSC. This ruling resulted in a dismissal of the circuit court case without prejudice. Although only eight qualifying facilities have raised the issue, the same energy charge methodology is used in the PPA with the MCV Partnership and in approximately 20 additional power purchase agreements with us, representing a total of 1,670 MW of electric capacity. The eight plaintiff qualifying facilities have appealed the dismissal of the circuit court case to the Michigan Court of Appeals. We cannot predict the outcome of this matter.

CONSUMERS' ELECTRIC UTILITY RESTRUCTURING MATTERS

      ELECTRIC RESTRUCTURING LEGISLATION: The Michigan legislature passed electric utility restructuring legislation known as the Customer Choice Act. This Act:

      - allows all customers to choose their electric generation supplier effective January 1, 2002,

      - provides a one-time five percent residential electric rate reduction,

      - froze all electric rates through December 31, 2003, and established a rate cap for residential customers through at least December 31, 2005, and a rate cap for small commercial and industrial customers through at least December 31, 2004,

      - allows deferred recovery of an annual return of and on capital expenditures in excess of depreciation levels incurred during and before the rate freeze-cap period,

      - allows for the use of Securitization bonds to refinance qualified costs,

      - allows recovery of net Stranded Costs and implementation costs incurred as a result of the passage of the act,

      - requires Michigan utilities to join a FERC-approved RTO or sell their interest in transmission facilities to an independent transmission owner,

      - requires Consumers, Detroit Edison, and AEP to jointly expand their available transmission capability by at least 2,000 MW, and

      - establishes a market power supply test that, if not met, may require transferring control of generation resources in excess of that required to serve retail sales requirements.

      The following summarizes our status under the last three provisions of the Customer Choice Act. First, we chose to sell our interest in our transmission facilities to an independent transmission owner to comply with the Customer Choice Act; for additional details regarding the sale of the transmission facility, see "Transmission Sale" within this section. Second, in July 2002, the MPSC issued an order approving our plan to achieve the increased transmission capacity required under the Customer Choice Act. We have completed the transmission capacity projects identified in the plan and have submitted verification of this fact to the MPSC. We believe we are in full compliance. Lastly, in September 2003, the MPSC issued an order finding that we are in compliance with the market power supply test set forth in the Customer Choice Act.

      ELECTRIC ROA: The MPSC approved revised tariffs that establish the rates, terms, and conditions under which retail customers are permitted to choose an electric supplier. These revised tariffs allow ROA customers, upon as little as 30 days notice to us, to return to our generation service at current tariff rates. If any class of customers'

(residential, commercial, or industrial) ROA load reaches ten percent of our total load for that class of customers, then returning ROA customers for that class must give 60 days notice to return to our generation service at current tariff rates. However, we may not have capacity available to serve returning ROA customers that is sufficient or reasonably priced. As a result, we may be forced to purchase electricity on the spot market at higher prices than we can recover from our customers during the rate cap periods. We cannot predict the total amount of electric supply load that may be lost to alternative electric suppliers. As of July 2004, alternative electric suppliers are providing 858 MW of load. This amount represents 11 percent of the total distribution load and an increase of 49 percent compared to July 2003.

      ELECTRIC RESTRUCTURING PROCEEDINGS: Below is a discussion of our electric restructuring proceedings. They are:

      -     Securitization,

      -     Stranded Costs,

      -     implementation costs,

      -     security costs, and

      -     transmission rates.

      The following chart summarizes the filings with the MPSC. For additional details related to these proceedings, see related sections within this Note.

  PROCEEDING     YEARS FILED   YEARS COVERED   REQUESTED AMOUNTS                         STATUS
--------------   -----------   -------------   -----------------   --------------------------------------------------------
Securitization   2003          N/A             $1.083 billion      Received order from the MPSC authorizing the issuance of
                                                                   Securitization bonds in the amount of $554 million.
                                                                   Pending MPSC order resolving outstanding issues.

Stranded Costs   2002-2004     2000-2003       $137 million (a)    MPSC ruled that we experienced zero Stranded Costs for
                                                                   2000 through 2001, which we are appealing.  Filings for
                                                                   2002 and 2003 in the amount of $116 million are still
                                                                   pending MPSC approval.

Implementation   1999-2004     1997-2003       $91 million (b)     MPSC allowed $68 million for the years 1997-2001, plus
Costs                                                              $20 million for the cost of money through 2003.
                                                                   Implementation cost filings for 2002 and 2003 in the
                                                                   amount of $8 million, which includes the cost of money
                                                                   through 2003, are still pending MPSC approval.

Security Costs   2004          2001-2005       $25 million         Pending MPSC approval.  As of June 30, 2004, we have
                                                                   recorded $7 million of costs incurred as a regulatory
                                                                   asset.

(a) Amount includes the cost of money through the year in which we expected to receive recovery from the MPSC and assumes the issuance of Securitization bonds in an amount that includes Clean Air Act investments. If Clean Air Act investments were not included in the issuance of Securitization bonds, Stranded Costs requested would total $304 million.

(b)   Amounts include the cost of money through year incurred.

      Securitization: The Customer Choice Act allows for the use of Securitization bonds to refinance certain qualified costs. Since Securitization involves issuing bonds secured by a revenue stream from rates collected directly from customers to service the bonds, Securitization bonds typically have a higher credit rating than conventional utility corporate financing. In 2000 and 2001, the MPSC issued orders authorizing us to issue Securitization bonds. We issued our first Securitization bonds in late 2001. Securitization resulted in:

      -     lower interest costs, and

      -     longer amortization periods for the securitized assets.

      We will recover the repayment of principal, interest, and other expenses relating to the bond issuance through a Securitization charge and a tax charge that began in December 2001. These charges are subject to an annual true up until one year before the last scheduled bond maturity date, and no more than quarterly thereafter. The December 2003 true up modified the total Securitization and related tax charges from 1.746 mills per kWh to 1.718 mills per kWh. There will be no impact on customer bills from Securitization for most of our electric customers until the Customer Choice Act cap period expires, and an electric rate case is processed. Securitization charge collections, $25 million for the six months ended June 30, 2004, and $25 million for the six months ended June 30, 2003, are remitted to a trustee. Securitization charge collections are restricted to the repayment of the principal and interest on the Securitization bonds and payment of the ongoing expenses of Consumers Funding. Consumers Funding is legally separate from Consumers. The assets and income of Consumers Funding, including the securitized property, are not available to creditors of Consumers or CMS Energy.

      In March 2003, we filed an application with the MPSC seeking approval to issue additional Securitization bonds. In June 2003, the MPSC issued a financing order authorizing the issuance of Securitization bonds in the amount of $554 million. This amount relates to Clean Air Act expenditures and associated return on those expenditures through December 31, 2002, ROA implementation costs and previously authorized return on those expenditures through December 31, 2000, and other up front qualified costs related to issuance of the Securitization bonds. In July 2003, we filed for rehearing and clarification on a number of features in the financing order.

      In December 2003, the MPSC ordered remanded hearings in response to our request for rehearing and clarification. In March 2004, the MPSC conducted the remanded hearings and the matter is presently before the MPSC awaiting a decision.

      In May 2004, we withdrew our request for approved implementation costs incurred for the years 1998 through 2000 from the Securitization case, as we chose recovery of the approved implementation costs through the use of a surcharge, as described in "Implementation Costs" within this section. However, qualified Clean Air Act costs, after taking out implementation costs, still exceed the $554 million MPSC limit on the amount of securitized bonds. As a result, we did not request a decrease to allowable securitized costs. If and when the MPSC issues an order with favorable terms, then the order will become effective upon our acceptance.

      Stranded Costs: The Customer Choice Act allows electric utilities to recover their net Stranded Costs, without defining the term. The Act directs the MPSC to establish a method of calculating net Stranded Costs and of conducting related true-up adjustments. In December 2001, the MPSC Staff recommended a methodology, which calculated net Stranded Costs as the shortfall between:

      - the revenue required to cover the costs associated with fixed generation assets and capacity payments associated with purchase power agreements, and

      - the revenues received from customers under existing rates available to cover the revenue requirement.

      The MPSC authorizes us to use deferred accounting to recognize the future recovery of costs determined to be stranded. According to the MPSC, net Stranded Costs are to be recovered from ROA customers through a Stranded Cost transition charge. However, the MPSC has not yet allowed such a transition charge. The MPSC has declined to resolve numerous issues regarding the net Stranded Cost methodology in a way that would allow a reliable prediction of the level of Stranded Costs. As a result, we have not recorded regulatory assets to recognize the future recovery of such costs.

      The following table outlines the applications filed by us with the MPSC and the status of recovery for these costs:

                                                                                 IN MILLIONS
--------------------------------------------------------------------------------------------
                                                     REQUESTED, WITHOUT THE
                   REQUESTED, WITH THE ISSUANCE    ISSUANCE OF SECURITIZATION
                   OF SECURITIZATION BONDS THAT   BONDS THAT INCLUDE CLEAN AIR
YEAR      YEAR        INCLUDE CLEAN AIR ACT        ACT INVESTMENT AND COST OF    RECOVERABLE
FILED   INCURRED   INVESTMENT AND COST OF MONEY              MONEY                  AMOUNT
-----   --------   ----------------------------   ----------------------------   -----------
2002      2000                $12                             $  26                $     -
2002      2001                  9                                46                      -
2003      2002                 47                               104                Pending
2004      2003                 69                               128                Pending
=====     ====                ===                             =====                =======

      We are currently in the process of appealing the MPSC orders regarding Stranded Costs for 2000 and 2001 with the Michigan Court of Appeals and the Michigan Supreme Court. In June 2004, the MPSC conducted hearings for our 2002 Stranded Cost application. Once a final financing order on Securitization is reached, we will know the amount of our request for net Stranded Cost recovery for 2002. In July 2004, the ALJ issued a proposal for decision in our 2002 net Stranded Cost case, which recommended that the MPSC find that we incurred net Stranded Costs of $12 million. This recommendation includes the cost of money through July 2004 and excludes Clean Air Act investments.

      The MPSC has scheduled hearings for our 2003 Stranded Cost application for August 2004. In July 2004, the MPSC Staff issued a position on our 2003 net Stranded Cost application, which resulted in a Stranded Cost calculation of $52 million. The amount includes the cost of money, but excludes Clean Air Act investments. We cannot predict how the MPSC will rule on our requests for recoverability of 2002 and 2003 Stranded Costs or whether the MPSC will adopt a Stranded Cost recovery method that will offset fully any associated margin loss from ROA.

      Implementation Costs: The Customer Choice Act allows electric utilities to recover their implementation costs. The following table outlines the applications filed by us with the MPSC and the status of recovery for these costs:

                                                                             IN MILLIONS
------------------------------------------------------------------------------------------------
                                     (b)                             RECOVERABLE, INCLUDING COST
  YEAR FILED      YEAR INCURRED   REQUESTED   DISALLOWED   ALLOWED      OF MONEY THROUGH 2003
---------------   -------------   ---------   ----------   -------   ---------------------------
1999                1997 & 1998   $      20   $        5   $    15           $    22
2000                       1999          30            5        25                33
2001                       2000          25            5        20                24
2002                       2001           8            -         8                 9
2003 & 2004 (a)            2002           7      Pending   Pending           Pending
2004                       2003           1      Pending   Pending           Pending
====                       ====   =========   ==========   =======           =======

(a) On March 31, 2004, we requested additional 2002 implementation cost recovery of $5 million related to our former participation in the development of the Alliance RTO. This cost has been expensed; therefore, the amount is not included as a regulatory asset.

(b)   Amounts include the cost of money through year incurred.

      In addition to seeking MPSC approval for these costs, we are pursuing authorization at the FERC for the MISO to reimburse us for approximately $8 million, for implementation costs related to our former participation in the development of the Alliance RTO which includes the $5 million pending approval by the MPSC as part of 2002 implementation costs recovery. These costs have generally either been expensed or approved as recoverable implementation costs by the MPSC. The FERC has denied our request for reimbursement and we are appealing the FERC ruling at the United States Court of Appeals for the District of Columbia. We cannot predict the outcome of the appeal process or the ultimate amount, if any, we will collect for Alliance RTO development costs.

      The MPSC disallowed certain costs, determining that these amounts did not represent costs incremental to costs already reflected in electric rates. As of June 30, 2004, we incurred and deferred as a regulatory asset $94 million of implementation costs, which includes $25 million associated with the cost of money. We believe the implementation costs and associated cost of money are fully recoverable in accordance with the Customer Choice Act.

      In June 2004, following an appeal and remand of initial MPSC orders relating to 1999 implementation costs, the MPSC authorized the recovery of all previously approved implementation costs for the years 1997 through 2001 totaling $88 million. This total includes carrying costs through 2003. Additional carrying costs will be added until collection occurs. The implementation costs will be recovered through surcharges over 36-month collection periods and phased in as applicable rate caps expire. We cannot predict the amounts the MPSC will approve as recoverable costs for 2002 and 2003.

      Security Costs: The Customer Choice Act, as amended, allows for recovery of new and enhanced security costs, as a result of federal and state regulatory security requirements incurred before January 1, 2006. All retail customers, except customers of alternative electric suppliers, would pay these charges. In April 2004, we filed a security cost recovery case with the MPSC for costs for which recovery has not yet been granted through other means. The requested amount includes reasonable and prudent security enhancements through December 31, 2005. The costs are for enhanced security and insurance because of federal and state regulatory security requirements imposed after the September 11, 2001 terrorist attacks. In July 2004, a settlement was reached with the parties to the case, which would provide for full recovery of the requested security costs over a five-year period beginning in 2004. We are presently awaiting approval from the MPSC. We cannot predict how the MPSC will rule on our request for the recoverability of security costs. The following table outlines the applications filed by us with the MPSC and the status of recovery for these costs:

                                                                                 IN MILLIONS
--------------------------------------------------------------------------------------------
                                          REGULATORY ASSET AS OF JUNE
YEAR FILED   YEARS INCURRED   REQUESTED             30, 2004            DISALLOWED   ALLOWED
----------   --------------   ---------   ---------------------------   ----------   -------
   2004         2001-2005        $25                   $7                Pending     Pending
   ====         =========        ===                   ==                =======     =======

      Transmission Rates: Our application of JOATT transmission rates to customers during past periods is under FERC review. The rates included in these tariffs were applied to certain transmission transactions affecting both Detroit Edison's and our transmission systems between 1997 and 2002. We believe our reserve is sufficient to satisfy our refund obligation to any of our former transmission customers under our former JOATT.

      TRANSMISSION SALE: In May 2002, we sold our electric transmission system to MTH, a non-affiliated limited partnership whose general partner is a subsidiary of Trans-Elect, Inc. We are currently in arbitration with MTH regarding property tax items used in establishing the selling price of our electric transmission system. An unfavorable outcome could result in a reduction of sale proceeds previously recognized of approximately $2 million to $3 million.

      Under an agreement with MTH, our transmission rates are fixed by contract at current levels through December 31, 2005, and are subject to the FERC ratemaking thereafter. However, we are subject to certain additional MISO surcharges, which we estimate to be $10 million in 2004.

CONSUMERS' ELECTRIC UTILITY RATE MATTERS

      PERFORMANCE STANDARDS: Electric distribution performance standards developed by the MPSC became effective in February 2004. The standards relate to restoration after outages, safety, and customer services. The

MPSC order calls for financial penalties in the form of customer credits if the standards for the duration and frequency of outages are not met. We met or exceeded all approved standards for year-end results for both 2002 and 2003. As of June 2004, we are in compliance with the acceptable level of performance. We are a member of an industry coalition that has appealed the customer credit portion of the performance standards to the Michigan Court of Appeals. We cannot predict the likely effects of the financial penalties, if any, nor can we predict the outcome of the appeal. Likewise, we cannot predict our ability to meet the standards in the future or the cost of future compliance.

      POWER SUPPLY COSTS: We were required to provide backup service to ROA customers on a best efforts basis. In October 2003, we provided notice to the MPSC that we would terminate the provision of backup service in accordance with the Customer Choice Act, effective January 1, 2004.

      To reduce the risk of high electric prices during peak demand periods and to achieve our reserve margin target, we employ a strategy of purchasing electric call options and capacity and energy contracts for the physical delivery of electricity primarily in the summer months and to a lesser degree in the winter months. As of June 30, 2004, we purchased capacity and energy contracts partially covering the estimated reserve margin requirements for 2004 through 2007. As a result, we have recognized an asset of $18 million for unexpired capacity and energy contracts. In March 2004, we filed a summer assessment for meeting 2004 peak load demand as required by the MPSC, stating that our summer 2004 reserve margin target is 11 percent or supply resources equal to 111 percent of projected summer peak load. Presently, we have a reserve margin of 14 percent, or supply resources equal to 114 percent of projected summer peak load for summer 2004. Of the 114 percent, approximately 102 percent is from owned electric generating plants and long-term contracts, and approximately 12 percent is from short-term contracts. This reserve margin met our summer 2004 reserve margin target. The total premium costs of electricity call options and capacity and energy contracts for 2004 is expected to be approximately $12 million, as of July 2004.

      PSCR: As a result of meeting the transmission capability expansion requirements and the market power test, as discussed within this Note, we have met the requirements under the Customer Choice Act to return to the PSCR process. The PSCR process provides for the reconciliation of actual power supply costs with power supply revenues. This process assures recovery of all reasonable and prudent power supply costs actually incurred by us. In September 2003, we submitted a PSCR filing to the MPSC that reinstates the PSCR process for customers whose rates are no longer frozen or capped as of January 1, 2004. The proposed PSCR charge allows us to recover a portion of our increased power supply costs from large commercial and industrial customers, and subject to the overall rate caps, from other customers. We estimate the recovery of increased power supply costs from large commercial and industrial customers to be approximately $30 million in 2004. As allowed under current regulation, we self-implemented the proposed PSCR charge on January 1, 2004. The revenues received from the PSCR charge are also subject to subsequent reconciliation at the end of the year after actual costs have been reviewed for reasonableness and prudence. We cannot predict the outcome of this reconciliation proceeding.

OTHER CONSUMERS' ELECTRIC UTILITY UNCERTAINTIES

      THE MIDLAND COGENERATION VENTURE: The MCV Partnership, which leases and operates the MCV Facility, contracted to sell electricity to Consumers for a 35-year period beginning in 1990 and to supply electricity and steam to Dow. We hold, through two wholly owned subsidiaries, the following assets related to the MCV Partnership and the MCV Facility:

      - CMS Midland owns a 49 percent general partnership interest in the MCV Partnership, and

      - CMS Holdings holds, through the FMLP, a 35 percent lessor interest in the MCV Facility.

      In 2004, we consolidated the MCV Partnership and the FMLP into our consolidated financial statements in accordance with Revised FASB Interpretation No. 46. For additional details, see Note 11, Implementation of New Accounting Standards.

      Our consolidated retained earnings include undistributed earnings from the MCV Partnership, which at June 30, 2004 are $246 million and at June 30, 2003 are $243 million.

      Power Supply Purchases from the MCV Partnership: Our annual obligation to purchase capacity from the MCV Partnership is 1,240 MW through the term of the PPA ending in 2025. The PPA requires us to pay, based on the MCV Facility's availability, a levelized average capacity charge of 3.77 cents per kWh and a fixed energy charge. We also pay a variable energy charge based on our average cost of coal consumed for all kWh delivered. Effective January 1999, we reached a settlement agreement with the MCV Partnership that capped capacity payments made on the basis of availability that may be billed by the MCV Partnership at a maximum 98.5 percent availability level.

      Since January 1993, the MPSC has permitted us to recover capacity charges averaging 3.62 cents per kWh for 915 MW, plus fixed and variable energy charges. Since January 1996, the MPSC has also permitted us to recover capacity charges for the remaining 325 MW of contract capacity with an initial average charge of
2.86 cents per kWh increasing periodically to an eventual 3.62 cents per kWh by 2004 and thereafter. However, due to the frozen retail rates required by the Customer Choice Act, the capacity charge for the 325 MW was frozen at 3.17 cents per kWh until December 31, 2003. Recovery of both the 915 MW and 325 MW portions of the PPA are subject to certain limitations discussed below.

      In 1992, we recognized a loss and established a liability for the present value of the estimated future underrecoveries of power supply costs under the PPA based on the MPSC cost-recovery orders. The remaining liability associated with the loss totaled $13 million at June 30, 2004 and $40 million at June 30, 2003. We expect the PPA liability to be depleted in late 2004.

      We estimate that 51 percent of the actual cash underrecoveries for 2004 will be charged to the PPA liability, with the remaining portion charged to operating expense as a result of our 49 percent ownership in the MCV Partnership. We will expense all cash underrecoveries directly to income once the PPA liability is depleted. If the MCV Facility's generating availability remains at the maximum 98.5 percent level, our cash underrecoveries associated with the PPA could be as follows:

                                                                   IN MILLIONS
------------------------------------------------------------------------------
                                              2004     2005     2006     2007
                                             ------   ------   ------   ------
Estimated cash underrecoveries at 98.5%      $   56   $   56   $   55   $   39

Amount to be charged to operating expense        29       56       55       39
Amount to be charged to PPA liability            27        -        -        -
                                             ======   ======   ======   ======

      Beginning January 1, 2004, the rate freeze for large industrial customers was no longer in effect and we returned to the PSCR process. Under the PSCR process, we will recover from our customers the approved capacity and fixed energy charges based on availability, up to an availability cap of 88.7 percent as established in previous MPSC orders.

      Effects on Our Ownership Interest in the MCV Partnership and the MCV
Facility: As a result of returning to the PSCR process on January 1, 2004, we returned to dispatching the MCV Facility on a fixed load basis, as permitted by the MPSC, in order to maximize recovery from electric customers of our capacity and fixed energy payments. This fixed load dispatch increases the MCV Facility's output and electricity production costs, such as natural gas. As the spread between the MCV Facility's variable electricity production costs and its energy payment revenue widens, the MCV's Partnership's financial performance and our investment in the MCV Partnership is and will be affected adversely.

      Under the PPA, variable energy payments to the MCV Partnership are based on the cost of coal burned at our coal plants and our operation and maintenance expenses. However, the MCV Partnership's costs of producing electricity are tied to the cost of natural gas. Because natural gas prices have increased substantially in recent years and the price the MCV Partnership can charge us for energy has not, the MCV Partnership's financial performance has been impacted negatively.

      Until September 2007, the PPA and settlement agreement require us to pay capacity and fixed energy charges based on the MCV Facility's actual availability up to the 98.5 percent cap. After September 2007, we expect to claim relief under the regulatory out provision in the PPA, limiting our capacity and fixed energy payments to the MCV Partnership to the amount collected from our customers. The MPSC's future actions on the capacity and fixed energy payments recoverable from customers subsequent to September 2007 may affect negatively the earnings of the MCV Partnership and the value of our investment in the MCV Partnership.

      Resource Conservation Plan: In February 2004, we filed the RCP with the MPSC that is intended to help conserve natural gas and thereby improve our investment in the MCV Partnership. This plan seeks approval to:

      - dispatch the MCV Facility based on natural gas market prices without increased costs to electric customers,

      - give Consumers a priority right to buy excess natural gas as a result of the reduced dispatch of the MCV Facility, and

      - fund $5 million annually for renewable energy sources such as wind power projects.

      The RCP will reduce the MCV Facility's annual production of electricity and, as a result, reduce the MCV Facility's consumption of natural gas by an estimated 30 to 40 bcf. This decrease in the quantity of high-priced natural gas consumed by the MCV Facility will benefit Consumers' ownership interest in the MCV Partnership. The amount of PPA capacity and fixed energy payments recovered from retail electric customers would remain capped at 88.7 percent. Therefore, customers will not be charged for any increased power supply costs, if they occur. Consumers and the MCV Partnership have reached an agreement that the MCV Partnership will reimburse Consumers for any incremental power costs incurred to replace the reduction in power dispatched from the MCV Facility. Presently, we are in settlement discussions with the parties to the RCP filing. However, in July 2004, several qualifying facilities filed for a stay on the RCP proceeding in the Ingham County Circuit Court after their previous attempt to intervene on the proceeding was denied by the MPSC. Hearings on the stay are scheduled for August 11, 2004. We cannot predict if or when the MPSC will approve the RCP or the outcome of the Ingham County Circuit Court hearings.

      The two most significant variables in the analysis of the MCV Partnership's future financial performance are the forward price of natural gas for the next 20 years and the MPSC's decision in 2007 or beyond related to limiting our recovery of capacity and fixed energy payments. Natural gas prices have been volatile historically. Presently, there is no consensus in the marketplace on the price or range of future prices of natural gas. Even with an approved RCP, if gas prices continue at present levels or increase, the economics of operating the MCV Facility may be adverse enough to require us to recognize an impairment of our investment in the MCV Partnership. We presently cannot predict the impact of these issues on our future earnings, cash flows, or on the value of our investment in the MCV Partnership.

      MCV PARTNERSHIP PROPERTY TAXES: In January 2004, the Michigan Tax Tribunal issued its decision in the MCV Partnership's tax appeal against the City of Midland for tax years 1997 through 2000. The MCV Partnership estimates that the decision will result in a refund to the MCV Partnership of approximately $35 million in taxes plus $9 million of interest. The Michigan Tax Tribunal decision has been appealed to the Michigan Court of Appeals by the City of Midland and the MCV Partnership has filed a cross-appeal at the Michigan Court of Appeals. The MCV Partnership also has a pending case with the Michigan Tax Tribunal for tax years 2001 through 2004. The MCV Partnership cannot predict the outcome of these proceedings; therefore, the above refund (net of approximately $15 million of deferred expenses) has not been recognized in year-to-date 2004 earnings.

      NUCLEAR PLANT DECOMMISSIONING: Our site-specific decommissioning cost estimates for Big Rock and Palisades assume that each plant site will eventually be restored to conform to the adjacent landscape and all contaminated equipment will be disassembled and disposed of in a licensed burial facility. Decommissioning funding practices approved by the MPSC require us to file a report on the adequacy of funds for decommissioning at three-year intervals. We prepared and filed updated cost estimates for each plant on March 31, 2004. Excluding additional costs for spent nuclear fuel storage, due to the DOE's failure to accept this spent nuclear fuel on schedule, these reports show a decommissioning cost of $361 million for Big Rock and $868 million for Palisades. Since Big

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Rock is currently in the process of being decommissioned, the estimated cost includes historical expenditures in nominal dollars and future costs in 2003 dollars, with all Palisades costs given in 2003 dollars.

      In 1999, the MPSC orders for Big Rock and Palisades provided for fully funding the decommissioning trust funds for both sites. In December 2000, funding of the Big Rock trust fund stopped because the MPSC-authorized decommissioning surcharge collection period expired. The MPSC order set the annual decommissioning surcharge for Palisades at $6 million through 2007. Amounts collected from electric retail customers and deposited in trusts, including trust earnings, are credited to a regulatory liability.

      However, based on current projections, the current levels of funds provided by the trusts are not adequate to fully fund the decommissioning of Big Rock or Palisades. This is due in part to the DOE's failure to accept the spent nuclear fuel and lower returns on the trust funds. We are attempting to recover our additional costs for storing spent nuclear fuel through litigation, as discussed in "Nuclear Matters". We will also seek additional relief from the MPSC.

      In the case of Big Rock, excluding the additional nuclear fuel storage costs due to the DOE's failure to accept this spent fuel on schedule, we are currently projecting that the level of funds provided by the trust will fall short of the amount needed to complete the decommissioning by $25 million. At this point in time, we plan to provide the additional amounts needed from our corporate funds and, subsequent to the completion of radiological decommissioning work, seek recovery of such expenditures at the MPSC. We cannot predict how the MPSC will rule on our request.

      In the case of Palisades, again excluding additional nuclear fuel storage costs due to the DOE's failure to accept this spent fuel on schedule, we have concluded that the existing surcharge needs to be increased to $25 million annually, beginning January 1, 2006, and continue through 2011, our current license expiration date. In June 2004, we filed an application with the MPSC seeking approval to increase the surcharge for recovery of decommissioning costs related to Palisades beginning in 2006. We cannot predict how the MPSC will rule on our request.

      NUCLEAR MATTERS: Big Rock: With the removal and safe disposal of the reactor vessel, steam drum, and radioactive waste processing systems in 2003, dismantlement of plant systems is nearly complete and demolition of the remaining plant structures is set to begin. The restoration project is on schedule to return approximately 530 acres of the site, including the area formerly occupied by the nuclear plant, to a natural setting for unrestricted use in mid-2006. An additional 30 acres, the area where seven transportable dry casks loaded with spent nuclear fuel and an eighth cask loaded with high-level radioactive waste material are stored, will be returned to a natural state by the end of 2012 if the DOE begins removing the spent nuclear fuel by 2010.

      The NRC and the Michigan Department of Environmental Quality continue to find all decommissioning activities at Big Rock are being performed in accordance with applicable regulations including license requirements.

      Palisades: In March 2004, the NRC completed its end-of-cycle plant performance assessment of Palisades. The assessment for Palisades covered the period from January 1, 2003 through December 31, 2003. The NRC determined that Palisades was operated in a manner that preserved public health and safety and fully met all cornerstone objectives. As of June 2004, all inspection findings were classified as having very low safety significance and all performance indicators indicated performance at a level requiring no additional oversight. Based on the plant's performance, only regularly scheduled inspections are planned through September 2005.

      The amount of spent nuclear fuel exceeds Palisades' temporary onsite storage pool capacity. We are using dry casks for temporary onsite storage. As of June 30, 2004, we have loaded 18 dry casks with spent nuclear fuel and are scheduled to load additional dry casks this summer in order to continue operation.

      DOE Litigation: In 1997, a U.S. Court of Appeals decision confirmed that the DOE was to begin accepting deliveries of spent nuclear fuel for disposal by January 1998. Subsequent U.S. Court of Appeals litigation, in which we and other utilities participated, has not been successful in producing more specific relief for the DOE's failure to accept the spent nuclear fuel.

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      There are two court decisions that support the right of utilities to pursue damage claims in the United States Court of Claims against the DOE for failure to take delivery of spent nuclear fuel. Over 60 utilities have initiated litigation in the United States Court of Claims; we filed our complaint in December 2002. In July 2004, the DOE filed an amended answer and motion to dismiss the complaint. If our litigation against the DOE is successful, we anticipate future recoveries from the DOE. The recoveries will be used to pay the cost of spent nuclear fuel storage until the DOE takes possession as required by law. We can make no assurance that the litigation against the DOE will be successful.

      In July 2002, Congress approved and the President signed a bill designating the site at Yucca Mountain, Nevada, for the development of a repository for the disposal of high-level radioactive waste and spent nuclear fuel. We expect that the DOE will submit, by December 2004, an application to the NRC for a license to begin construction of the repository. The application and review process is estimated to take several years.

      Spent nuclear fuel complaint: In March 2003, the Michigan Environmental Council, the Public Interest Research Group in Michigan, and the Michigan Consumer Federation filed a complaint with the MPSC, which was served on us by the MPSC in April 2003. The complaint asks the MPSC to initiate a generic investigation and contested case to review all facts and issues concerning costs associated with spent nuclear fuel storage and disposal. The complaint seeks a variety of relief with respect to Consumers, Detroit Edison, Indiana & Michigan Electric Company, Wisconsin Electric Power Company, and Wisconsin Public Service Corporation. The complaint states that amounts collected from customers for spent nuclear fuel storage and disposal should be placed in an independent trust. The complaint also asks the MPSC to take additional actions. In May 2003, Consumers and other named utilities each filed motions to dismiss the complaint. We are unable to predict the outcome of this matter.

      Insurance: We maintain nuclear insurance coverage on our nuclear plants. At Palisades, we maintain nuclear property insurance from NEIL totaling $2.750 billion and insurance that would partially cover the cost of replacement power during certain prolonged accidental outages. Because NEIL is a mutual insurance company, we could be subject to assessments of up to $27 million in any policy year if insured losses in excess of NEIL's maximum policyholders surplus occur at our, or any other member's, nuclear facility. NEIL's policies include coverage for acts of terrorism.

      At Palisades, we maintain nuclear liability insurance for third-party bodily injury and off-site property damage resulting from a nuclear hazard for up to approximately $10.761 billion, the maximum insurance liability limits established by the Price-Anderson Act. The United States Congress enacted the Price-Anderson Act to provide financial liability protection for those parties who may be liable for a nuclear accident or incident. Part of the Price-Anderson Act's financial protection is a mandatory industry-wide program where owners of nuclear generating facilities could be assessed if a nuclear incident occurs at any nuclear generating facility. The maximum assessment against us could be $101 million per occurrence, limited to maximum annual installment payments of $10 million.

      We also maintain insurance under a program that covers tort claims for bodily injury to nuclear workers caused by nuclear hazards. The policy contains a $300 million nuclear industry aggregate limit. Under a previous insurance program providing coverage for claims brought by nuclear workers, we remain responsible for a maximum assessment of up to $6 million.

      Big Rock remains insured for nuclear liability by a combination of insurance and a NRC indemnity totaling $544 million and a nuclear property insurance policy from NEIL.

      Insurance policy terms, limits, and conditions are subject to change during the year as we renew our policies.

      COMMITMENTS FOR FUTURE PURCHASES: We enter into a number of unconditional purchase obligations that represent normal business operating contracts. These contracts are used to assure an adequate supply of goods and services necessary for the operation of our business and to minimize exposure to market price fluctuations. We believe that these future costs are prudent and reasonably assured of recovery in future rates.

      Coal Supply and Transportation: We have entered into coal supply contracts with various suppliers and associated rail transportation contracts for our coal-fired generating stations. Under the terms of these agreements,

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we are obligated to take physical delivery of the coal and make payment based upon the contract terms. Our coal supply contracts expire through 2005, and total an estimated $147 million. Our coal transportation contracts expire through 2007, and total an estimated $108 million. Long-term coal supply contracts have accounted for approximately 60 to 90 percent of our annual coal requirements over the last 10 years. Although future contract coverage is not finalized at this time, we believe that it will be within the historic 60 to 90 percent range.

      Power Supply, Capacity, and Transmission: As of June 30, 2004, we had future unrecognized commitments to purchase power transmission services under fixed price forward contracts for 2004 and 2005 totaling $8 million. We also had commitments to purchase capacity and energy under long-term power purchase agreements with various generating plants. These contracts require monthly capacity payments based on the plants' availability or deliverability. These payments for 2004 through 2030 total an estimated $3.033 billion, undiscounted. This amount may vary depending upon plant availability and fuel costs. If a plant was not available to deliver electricity to us, then we would not be obligated to make the capacity payment until the plant could deliver.

CONSUMERS' GAS UTILITY CONTINGENCIES

      GAS ENVIRONMENTAL MATTERS: We expect to incur investigation and remedial costs at a number of sites under the Michigan Natural Resources and Environmental Protection Act, a Michigan statute that covers environmental activities including remediation. These sites include 23 former manufactured gas plant facilities. We operated the facilities on these sites for some part of their operating lives. For some of these sites, we have no current ownership or may own only a portion of the original site. We have completed initial investigations at the 23 sites. We will continue to implement remediation plans for sites where we have received MDEQ remediation plan approval. We will also work toward resolving environmental issues at sites as studies are completed.

      We have estimated our costs for investigation and remedial action at all 23 sites using the Gas Research Institute-Manufactured Gas Plant Probabilistic Cost Model. We expect our remaining costs to be between $37 million and $90 million. The range reflects multiple alternatives with various assumptions for resolving the environmental issues at each site. The estimates are based on discounted 2003 costs using a discount rate of three percent. The discount rate represents a ten-year average of U.S. Treasury bond rates reduced for increases in the consumer price index. We expect to fund most of these costs through insurance proceeds and through the MPSC approved rates charged to our customers. As of June 30, 2004, we have recorded a regulatory liability of $42 million, net of $41 million of expenditures incurred to date, and a regulatory asset of $66 million. Any significant change in assumptions, such as an increase in the number of sites, different remediation techniques, nature and extent of contamination, and legal and regulatory requirements, could affect our estimate of remedial action costs.

      In its November 2002 gas distribution rate order, the MPSC authorized us to continue to recover approximately $1 million of manufactured gas plant facilities environmental clean-up costs annually. This amount will continue to be offset by $2 million to reflect amounts recovered from all other sources. We defer and amortize, over a period of 10 years, manufactured gas plant facilities environmental clean-up costs above the amount currently included in rates. Additional amortization of the expense in our rates cannot begin until after a prudency review in a gas rate case.

CONSUMERS' GAS UTILITY RATE MATTERS

      GAS COST RECOVERY: The MPSC is required by law to allow us to charge customers for our actual cost of purchased natural gas. The GCR process is designed to allow us to recover all of our gas costs; however, the MPSC reviews these costs for prudency in an annual reconciliation proceeding.

      GCR YEAR 2002-2003: In June 2003, we filed a reconciliation of GCR costs and revenues for the 12-months ended March 2003. We proposed to recover from our customers approximately $6 million of underrecovered gas costs using a roll-in methodology. The roll-in methodology incorporates the GCR underrecovery in the next GCR plan year. The approach was approved by the MPSC in a November 2002 order.

      In January 2004, intervenors filed their positions in our 2002-2003 GCR case. Their positions were that not all of our gas purchasing decisions were prudent during April 2002 through March 2003 and they proposed

                                      F-29

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disallowances. In 2003, we reserved $11 million for a settlement agreement associated with the 2002-2003 GCR disallowance. Interest on the disallowed amount from April 1, 2003 through February 2004, at Consumers' authorized rate of return, increased the cost of the settlement by $1 million. The interest was recorded as an expense in 2003. In February 2004, the parties in the case reached a settlement agreement that resulted in a GCR disallowance of $11 million for the GCR period. The settlement agreement was approved by the MPSC in March 2004. The disallowance is included in our 2003-2004 GCR reconciliation filed in June 2004.

      GCR YEAR 2003-2004: In June 2004, we filed a reconciliation of GCR for the 12-months ended March 2004. We proposed to refund to our customers $28 million of overrecovered gas cost, plus interest. The refund will be included in the 2004-2005 GCR plan year. The overrecovery includes the $11 million refund settlement for the 2002-2003 GCR year, as well as refunds received by us from our suppliers and required by the MPSC to be refunded to our customers.

      GCR PLAN FOR YEAR 2004-2005: In December 2003, we filed an application with the MPSC seeking approval of a GCR plan for the 12-month period of April 2004 through March 2005. The second quarter GCR adjustment resulted in a GCR ceiling price of $6.57. In June 2004, the MPSC issued a final Order in our GCR plan approving a settlement, which included a quarterly mechanism for setting a GCR ceiling price. The mechanism did not change the current ceiling price of $6.57. Actual gas costs and revenues will be subject to an annual reconciliation proceeding. Our GCR factor for the billing month of August is $6.39 per mcf.

      2003 GAS RATE CASE: In March 2003, we filed an application with the MPSC for a $156 million annual increase in our gas delivery and transportation rates that included a 13.5 percent return on equity. In September 2003, we filed an update to our gas rate case that lowered the requested revenue increase from $156 million to $139 million and reduced the return on common equity from 13.5 percent to 12.75 percent. The MPSC authorized an interim gas rate increase of $19 million annually. The interim increase is under bond and subject to refund if the final rate relief is a lesser amount. The interim increase order includes a $34 million reduction in book depreciation expense and related income taxes effective only during the period of interim relief. The MPSC order allowed us to increase our rates beginning December 19, 2003. As part of the interim order, Consumers agreed to restrict dividend payments to its parent company, CMS Energy, to a maximum of $190 million annually during the period of interim relief. On March 5, 2004, the ALJ issued a Proposal for Decision recommending that the MPSC not rely upon the projected test year data included in our filing, which was supported by the MPSC Staff and the ALJ further recommended that the application be dismissed. In response to the Proposal for Decision, the parties have filed exceptions and replies to exceptions. The MPSC is not bound by the ALJ's recommendation and will review the exceptions and replies to exceptions prior to issuing an order on final rate relief.

      2001 GAS DEPRECIATION CASE: In December 2003, we filed an update to our gas utility plant depreciation case originally filed in June 2001. This case is not affected by the 2003 gas rate case interim increase order that reduced book depreciation expense and related income taxes only for the period that we receive the interim relief.

      The June 2001 depreciation case filing was based on December 2000 plant balances and historical data. The December 2003 filing updates the gas depreciation case to include December 2002 plant balances. The proposed depreciation rates, if approved, would result in an annual increase of $12 million in depreciation expense based on December 2002 plant balances. In June 2004, the ALJ issued a Proposal for Decision recommending adoption of the Michigan Attorney General's proposal to reduce our annual depreciation expense by $52 million. In response to the Proposal for Decision, the parties filed exceptions and are expected to file replies to exceptions. In our exceptions, we proposed alternative depreciation rates that would result in an annual decrease of $7 million in depreciation expense. The MPSC is not bound by the ALJ's recommendation and will review the exceptions and replies to exceptions prior to issuing an order on final depreciation rates.

      In September 2002, the FERC issued an order rejecting our filing to assess certain rates for non-physical gas title tracking services we provide. In December 2003, the FERC ruled that no refunds were at issue and we reversed $4 million related to this matter. In January 2004, three companies filed with the FERC for clarification or rehearing of the FERC's December 2003 order. In April 2004, the FERC issued its Order Granting Clarification. In that Order, the FERC indicated that its December 2003 order was in error. It directed us to file within 30 days a fair and equitable title-tracking fee and to make refunds, with interest, to customers based on the difference between the

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accepted fee and the fee paid. In response to the FERC's April 2004 order, we filed a Request for Rehearing in May 2004. The FERC issued an Order Granting Rehearing for Further Consideration in June 2004. We expect the FERC to issue an order on the merits of this proceeding in the third quarter of 2004. We believe that with respect to the FERC jurisdictional transportation, we have not charged any customers title transfer fees, so no refunds are due. At this time, we cannot predict the outcome of this proceeding.

OTHER UNCERTAINTIES

      INTEGRUM LAWSUIT: Integrum filed a complaint in Wayne County, Michigan Circuit Court in July 2003 against CMS Energy, Enterprises and APT. Integrum alleges several causes of action against APT, CMS Energy, and Enterprises in connection with an offer by Integrum to purchase the CMS Pipeline Assets. In addition to seeking unspecified money damages, Integrum is seeking an order enjoining CMS Energy and Enterprises from selling, and APT from purchasing, the CMS Pipeline Assets and an order of specific performance mandating that CMS Energy, Enterprises, and APT complete the sale of the CMS Pipeline Assets to APT and Integrum. A certain officer and director of Integrum is a former officer and director of CMS Energy, Consumers, and their subsidiaries. The individual was not employed by CMS Energy, Consumers, or their subsidiaries when Integrum made the offer to purchase the CMS Pipeline Assets. CMS Energy and Enterprises filed a motion to change venue from Wayne County to Jackson County, which was granted. The parties are now awaiting transfer of the file from Wayne County to Jackson County. CMS Energy and Enterprises believe that Integrum's claims are without merit. CMS Energy and Enterprises intend to defend vigorously against this action but they cannot predict the outcome of this litigation.

      CMS GENERATION-OXFORD TIRE RECYCLING: In an administrative order, the California Regional Water Control Board of the state of California named CMS Generation as a potentially responsible party for the clean up of the waste from the fire that occurred in September 1999 at the Filbin Tire Pile, which the state claims was owned by Oxford Tire Recycling of North Carolina, Inc. CMS Generation reached a settlement with the state, which the court approved, pursuant to which CMS Generation paid the state $5.5 million, $1.6 million of which it had paid the state prior to the settlement. CMS Generation continues to negotiate to have the insurance company pay a portion of the settlement amount, as well as a portion of its attorney fees.

      At the request of the DOJ in San Francisco, CMS Energy and other parties contacted by the DOJ in San Francisco entered into separate Tolling Agreements with the DOJ in San Francisco in September 2002. The Tolling Agreement stops the running of any statute of limitations during the ninety-day period between September 13, 2002 and (through several extensions of the tolling period) March 30, 2004, to facilitate settlement discussions between all the parties in connection with federal claims arising from the fire at the Filbin Tire Pile. On September 23, 2002, CMS Energy received a written demand from the U.S. Coast Guard for reimbursement of approximately $3.5 million in costs incurred by the U.S. Coast Guard in fighting the fire. It is CMS Energy's understanding that these costs, together with any accrued interest, are the sole basis of any federal claims. CMS Energy has entered into a consent judgment with the U.S. Coast Guard to settle this matter for $475,000 that is awaiting final court approval.

      DEARBORN INDUSTRIAL GENERATION: In October 2001, Duke/Fluor Daniel (DFD) presented DIG with a change order to their construction contract and filed an action in Michigan state court claiming damages in the amount of $110 million, plus interest and costs, which DFD states represents the cumulative amount owed by DIG for delays DFD believes DIG caused and for prior change orders that DIG previously rejected. DFD also filed a construction lien for the $110 million. DIG, in addition to drawing down on three letters of credit totaling $30 million that it obtained from DFD, has filed an arbitration claim against DFD asserting in excess of an additional $75 million in claims against DFD. The judge in the Michigan state court case entered an order staying DFD's prosecution of its claims in the court case and permitting the arbitration to proceed. DFD has appealed the decision by the judge in the Michigan state court case to stay the litigation. DIG will continue to defend itself vigorously and pursue its claims. DIG cannot predict the outcome of this matter.

      DIG NOISE ABATEMENT LAWSUIT: In February 2003, DIG was served with a three-count first amended complaint filed in Wayne County Circuit Court in the matter of Ahmed, et al v. Dearborn Industrial Generation, LLC. The complaint sought damages "in excess of $25,000" and injunctive relief based upon allegations of excessive noise

                                      F-31

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and vibration created by operation of the power plant. The first amended complaint was filed on behalf of six named plaintiffs, all alleged to be adjacent or nearby residents or property owners. The damages alleged were injury to persons and property of the landowners. Certification of a class of "potentially thousands" who have been similarly affected was requested. The parties entered into a settlement agreement on June 25, 2004, whereby DIG will remediate the sound emitted from various pieces of plant equipment to a level below the ambient noise level and pay a substantial portion of plaintiffs' attorney fees and costs. A class will be certified for settlement purposes only and remediation will take approximately 280 days. DIG is seeking proposals for remediation and testing but DIG cannot predict the cost associated with the settlement of this matter.

      MCV EXPANSION, LLC: Under an agreement entered into with General Electric Company (GE) in October 2002, MCV Expansion, LLC has a remaining contingent obligation to GE in the amount of $2.2 million that may become payable in the fourth quarter of 2004. The agreement provides that this contingent obligation is subject to a pro rata reduction under a formula based upon certain purchase orders being entered into with GE by June 30, 2003. MCV Expansion, LLC anticipates but cannot assure that purchase orders will be executed with GE sufficient to eliminate contingent obligations of $2.2 million.

      FORMER CMS OIL AND GAS OPERATIONS: A Michigan trial judge granted Star Energy, Inc. and White Pine Enterprises, LLC a declaratory judgment in an action filed in 1999 that claimed Terra Energy Ltd., a former CMS Oil and Gas subsidiary, violated an oil and gas lease and other arrangements by failing to drill wells it had committed to drill. A jury then awarded the plaintiffs a $7.6 million award. Terra appealed this matter to the Michigan Court of Appeals. The Michigan Court of Appeals reversed the trial court judgment with respect to the appropriate measure of damages and remanded the case for a new trial on damages. The trial judge reinstated the judgment against Terra and awarded Terra title to the minerals. Terra has appealed this judgment. Enterprises has an indemnity obligation with regard to losses to Terra that might result from this litigation.

      GASATACAMA: On March 24, 2004, the Argentine Government authorized the restriction of exports of natural gas to Chile giving priority to domestic demand in Argentina. This restriction could have a detrimental effect on GasAtacama's earnings since GasAtacama's gas-fired power plant is located in Chile and uses Argentine gas for fuel. On April 21, 2004, Argentina and Bolivia signed an agreement in which Bolivian gas producers agreed to supply natural gas to Argentina for six months. Bolivian gas began flowing to Argentina in mid-June and will continue to flow through October 2004. The government of Argentina has also approved an agreement with Argentine producers that should help solve Argentina's long-term gas shortage problems. Additionally, on May 11, 2004, the Argentine Government announced the creation of a state-owned and operated energy company, which intends to make investments in domestic natural gas and electricity infrastructure projects. Currently, management of GasAtacama is working with government officials of Chile and Argentina, as well as meeting with its electricity customers and gas producers, to attempt to mitigate the impact of this situation. At this point, it is not possible to predict the outcome of these events and their effect on the earnings of GasAtacama.

      ARGENTINA ECONOMIC SITUATION: In January 2002, the Republic of Argentina enacted the Public Emergency and Foreign Exchange System Reform Act. This law repealed the fixed exchange rate of one U.S. dollar to one Argentine peso, converted all dollar-denominated utility tariffs and energy contract obligations into pesos at the same one-to-one exchange rate, and directed the President of Argentina to renegotiate such tariffs.

      Effective April 30, 2002, we adopted the Argentine peso as the functional currency for our Argentine investments. We had used previously the U.S. dollar as the functional currency. As a result, we translated the assets and liabilities of our Argentine entities into U.S. dollars using an exchange rate of 3.45 pesos per U.S. dollar, and recorded an initial charge to the Foreign Currency Translation component of stockholders' equity of $400 million.

      While we cannot predict future peso-to-U.S. dollar exchange rates, we do expect that these non-cash charges reduce substantially the risk of further material balance sheet impacts when combined with anticipated proceeds from international arbitration currently in progress, political risk insurance, and the eventual sale of these assets. At June 30, 2004, the net foreign currency loss due to the unfavorable exchange rate of the Argentine peso recorded in the Foreign Currency Translation component of stockholders' equity using an exchange rate of 2.97 pesos per U.S. dollar was $263 million. This amount also reflects the effect of recording, at December 31, 2002, U.S. income taxes

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on temporary differences between the book and tax bases of foreign investments, including the foreign currency translation associated with our Argentine investments.

      LEONARD FIELD DISPUTE: Pursuant to a Consent Judgment entered in Oakland County, Michigan Circuit Court in September 2001, CMS Gas Transmission had 18 months to extract approximately one bcf of pipeline quality natural gas held in the Leonard Field in Addison Township. The Consent Judgment provided for an extension of that period upon certain circumstances. CMS Gas Transmission has complied with the requirements of the Consent Judgment. Addison Township filed a lawsuit in Oakland County Circuit Court against CMS Gas Transmission in February 2004 alleging the Leonard Field was discharging odors in violation of the Consent Judgment. Pursuant to a Stipulated Order entered April 1, 2004, CMS Gas Transmission agreed to certain undertakings to address the odor complaints and further agreed to temporarily cease operations at the Leonard Field during the month of April 2004, the last month provided for in the Consent Judgment. Also, Addison Township was required to grant CMS Gas Transmission an extension to withdraw its natural gas if certain conditions were met. Addison Township denied CMS Gas Transmission's request for an extension on April 5, 2004. CMS Gas Transmission is pursuing its legal remedies and filed a complaint against Addison Township in June 2004. CMS Gas Transmission cannot predict the outcome of this matter, and unless an extension is provided, it will be unable to extract approximately 500,000 mcf of gas remaining in the Leonard Field.

      CMS ENSENADA CUSTOMER DISPUTE: Pursuant to a long-term power purchase agreement, CMS Ensenada sells power and steam to YPF Repsol at the YPF refinery in La Plata, Argentina. As a result of the so-called "Emergency Laws," payments by YPF Repsol under the power purchase agreement have been converted to pesos at the exchange rate of one U.S. dollar to one Argentine peso. Such payments are currently insufficient to cover CMS Ensenada's operating costs, including quarterly debt service payments to the Overseas Private Investment Corporation
(OPIC). Enterprises is party to a Sponsor Support Agreement pursuant to which Enterprises has guaranteed CMS Ensenada's debt service payments to the OPIC up to an amount which is in dispute, but which Enterprises estimated to be approximately $9 million at June 30, 2004. Following a payment made to the OPIC in July 2004, Enterprises now believes this amount to be approximately $7 million.

      An interim arrangement, which provided CMS Ensenada with payments under the power purchase agreement that covered most, but not all, of CMS Ensenada's operating costs, was agreed to with YPF Repsol in 2002 but expired on December 31, 2003. Efforts to negotiate a new agreement with YPF Repsol have been unsuccessful.

      As a result, CMS Ensenada initiated two legal actions: (1) an ex parte action in the Argentine commercial courts, requesting injunctive relief in the form of a temporary increase in the payments by YPF Repsol under the power purchase agreement that would allow CMS Ensenada to continue to operate while seeking a final and permanent resolution; and (2) an arbitration administered by the International Chamber of Commerce seeking a ruling that the application of the Emergency Laws to the power purchase agreement is unconstitutional, or, alternatively, that the arbitral panel reestablish the economic equilibrium of the power purchase agreement, as required by the Emergency Laws taking into account that a significant portion of CMS Ensenada's operating costs are payable in U.S. dollars. In April 2004, the injunctive relief was granted on appeal, but in an amount lower than requested by CMS Ensenada. The injunctive relief expired at the end of May, but the court recently extended the term of relief until the end of the arbitration.

      OTHER: Certain CMS Gas Transmission and CMS Generation affiliates in Argentina received notice from various Argentine provinces claiming stamp taxes and associated penalties and interest arising from various gas transportation transactions. Although these claims total approximately $24 million, we believe the claims are without merit and will continue to contest them vigorously.

      CMS Generation does not currently expect to incur significant capital costs at its power facilities for compliance with current U.S. environmental regulatory standards.

      In addition to the matters disclosed within this Note, Consumers and certain other subsidiaries of CMS Energy are parties to certain lawsuits and administrative proceedings before various courts and governmental agencies arising from the ordinary course of business. These lawsuits and proceedings may involve personal injury, property damage, contractual matters, environmental issues, federal and state taxes, rates, licensing, and other matters.

    We have accrued estimated losses for certain contingencies discussed within this Note. Resolution of these contingencies is not expected to have a material adverse impact on our financial position, liquidity, or results of operations.

4:  FINANCINGS AND CAPITALIZATION

    Long-term debt is summarized as follows:

                                                                                               IN MILLIONS
                                                                  ----------------------------------------
                                                                  JUNE 30, 2004         DECEMBER 31, 2003
                                                                  -------------         -----------------
CMS ENERGY CORPORATION
    Senior notes                                                    $ 2,063                   $ 2,063
    General term notes                                                  236                       496
    Extendible tenor rate adjusted securities and other                 186                       187
                                                                    -------                   -------
         Total - CMS Energy Corporation                               2,485                     2,746
                                                                    -------                   -------
CONSUMERS ENERGY COMPANY
    First mortgage bonds                                              1,483                     1,483
    Senior notes                                                      1,254                     1,254
    Bank debt and other                                                 468                       469
    Securitization bonds                                                412                       426
    FMLP debt                                                           411                         -
                                                                    -------                   -------
         Total - Consumers Energy Company                             4,028                     3,632
                                                                    -------                   -------
OTHER SUBSIDIARIES                                                      200                       191
                                                                    -------                   -------
Principal amounts outstanding                                         6,713                     6,569
    Current amounts                                                    (860)                     (509)
    Net unamortized discount                                            (37)                      (40)
                                                                    -------                   -------
Total consolidated long-term debt                                   $ 5,816                   $ 6,020
                                                                    =======                   =======

    FMLP DEBT: We consolidate the FMLP in accordance with Revised FASB Interpretation No. 46. At June 30, 2004, long-term debt of the FMLP consists of:

                                                                                 IN MILLIONS
                                                               -----------------------------
                                                               MATURITY                 2004
                                                               --------          -----------
11.75% subordinated secured notes                                2005                  $ 185
13.25% subordinated secured notes                                2006                     75
6.875% tax-exempt subordinated secured notes                     2009                    137
6.75% tax-exempt subordinated secured notes                      2009                     14
                                                                 ----                  -----
       Total amount outstanding                                                        $ 411
                                                                 ====                  =====

    The FMLP debt is essentially project debt secured by certain assets of the MCV Partnership and the FMLP. The debt is non-recourse to other assets of CMS Energy and Consumers.

    DEBT MATURITIES: At June 30, 2004, the aggregate annual maturities for long-term debt for the six months ending December 31, 2004 and the next four years are:

                                                                       IN MILLIONS
                         ---------------------------------------------------------
                                               PAYMENTS DUE
                         ---------------------------------------------------------
                          2004         2005         2006         2007        2008
                         -----        -----        -----        -----      -------
Long-term debt           $ 342        $ 789        $ 549        $ 550      $ 1,053
                         =====        =====        =====        =====      =======

    REGULATORY AUTHORIZATION FOR FINANCINGS: Effective July 1, 2004, Consumers received new FERC authorization to issue or guarantee up to $1.1 billion of short-term securities and up to $1.1 billion of short-term first mortgage bonds as collateral for such short-term securities. Effective July 1, 2004, Consumers received new FERC authorization to issue up to $1 billion of long-term securities for refinancing or refunding purposes, $1.5 billion of long-term securities for general corporate purposes, and $2.5 billion of long-term first mortgage bonds to be issued solely as collateral for other long-term securities.

    SHORT-TERM FINANCINGS: At June 30, 2004, CMS Energy had a $190 million secured revolving credit facility with banks and a $185 million cash-collateralized letter of credit facility with banks. At June 30, 2004, all of the $190 million is available for general corporate purposes and $17 million is available for letters of credit. At June 30, 2004, Consumers had a $400 million secured revolving credit facility with banks. At June 30, 2004, $24 million of letters of credit are issued and outstanding under this facility and $376 million is available for general corporate purposes, working capital, and letters of credit. The MCV Partnership had a $50 million working capital facility available.

    As of August 3, 2004, CMS Energy obtained an amended and restated $300 million secured revolving credit facility to replace both the $190 million and the $185 million facilities. As of August 3, 2004, Consumers obtained an amended and restated $500 million secured revolving credit facility to replace their $400 million facility. The amended facilities carry three-year terms and provide for lower interest rates.

    FIRST MORTGAGE BONDS: Consumers secures its first mortgage bonds by a mortgage and lien on substantially all of its property. Its ability to issue and sell securities is restricted by certain provisions in the first mortgage bond indenture, its articles of incorporation, and the need for regulatory approvals under federal law.

    CAPITAL AND FINANCE LEASE OBLIGATIONS: Our capital leases are comprised mainly of leased service vehicles and office furniture. As of June 30, 2004, capital lease obligations totaled $64 million. In order to obtain permanent financing for the MCV Facility, the MCV Partnership entered into a sale and lease back agreement with a lessor group, which includes the FMLP, for substantially all of the MCV Partnership's fixed assets. In accordance with SFAS No. 98, the MCV Partnership accounted for the transaction as a financing arrangement. As of June 30, 2004, finance lease obligations totaled $317 million, which represents the third-party portion of the MCV Partnership's finance lease obligation.

    SALE OF ACCOUNTS RECEIVABLE: Under a revolving accounts receivable sales program, we currently sell certain accounts receivable to a wholly owned, consolidated, bankruptcy remote special purpose entity. In turn, the special purpose entity may sell an undivided interest in up to $325 million of the receivables. We sold no receivables at June 30, 2004 and we sold $50 million at June 30, 2003. The Consolidated Balance Sheets exclude these sold amounts from accounts receivable. We continue to service the receivables sold. The purchaser of the receivables has no recourse against our other assets for failure of a debtor to pay when due and the purchaser has no right to any receivables not sold. No gain or loss has been recorded on the receivables sold and we retain no interest in the receivables sold.

    Certain cash flows received from and paid to us under our accounts receivable sales program are shown below:

                                                                                                    IN MILLIONS
                                                                                       ------------------------
                     SIX MONTHS ENDED JUNE 30                                            2004            2003
-------------------------------------------------------------------                    --------        --------
Proceeds from sales (remittance of collections) under the program                      $  (297)        $  (275)
Collections reinvested under the program                                               $ 2,645         $ 2,459
                                                                                       =======         =======

    DIVIDEND RESTRICTIONS: Under the provisions of its articles of incorporation, at June 30, 2004, Consumers had $396 million of unrestricted retained earnings available to pay common stock dividends. However, covenants in Consumers' debt facilities cap common stock dividend payments at $300 million in a calendar year. Consumers is also under an annual dividend cap of $190 million imposed by the MPSC during the current interim gas rate relief period. For the six months ended June 30, 2004, CMS Energy received $105 million of common stock dividends from Consumers.

    Our amended and restated $300 million secured revolving credit facility restricts payments of dividends on our common stock during a 12-month period to $75 million, dependent on the aggregate amounts of unrestricted cash and unused commitments under the facility.

    For additional details on the cap on common stock dividends payable during the current interim gas rate relief period, see Note 3, Uncertainties, "Consumers' Gas Utility Rate Matters - 2003 Gas Rate Case."

    FASB INTERPRETATION NO. 45, GUARANTOR'S ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES, INCLUDING INDIRECT GUARANTEES OF INDEBTEDNESS OF
OTHERS: This Interpretation became effective January 2003. It describes the disclosure to be made by a guarantor about its obligations under certain guarantees that it has issued. At the beginning of a guarantee, it requires a guarantor to recognize a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provision of this Interpretation does not apply to some guarantee contracts, such as warranties, derivatives, or guarantees between either parent and subsidiaries or corporations under common control, although disclosure of these guarantees is required. For contracts that are within the recognition and measurement provision of this Interpretation, the provisions were to be applied to guarantees issued or modified after December 31, 2002.

    The following table describes our guarantees at June 30, 2004:

                                                                                                       IN MILLIONS
                                                 -----------------------------------------------------------------
                                                   ISSUE    EXPIRATION     MAXIMUM      CARRYING        RECOURSE
          GUARANTEE DESCRIPTION                    DATE        DATE      OBLIGATION     AMOUNT(b)     PROVISION(c)
-----------------------------------------        -------    ----------   ----------     ---------     ------------
Indemnifications from asset sales and
   other agreements(a)                           Various     Various        $1,147           $ 4           $ -
Letters of credit                                Various     Various           235             -             -
Surety bonds and other indemnifications          Various     Various            28             -             -
Other guarantees                                 Various     Various           199             -             -
Nuclear insurance retrospective premiums         Various     Various           134             -             -
                                                 =======     =======        ======           ===           ===

  (a) The majority of this amount arises from routine provisions in stock and asset sales agreements under which we indemnify the purchaser for losses resulting from events such as failure of title to the assets or stock sold by us to the purchaser. We believe the likelihood of a loss for any remaining indemnifications to be remote.

  (b) The carrying amount represents the fair market value of guarantees and indemnities recorded on our balance sheet that are entered into subsequent to January 1, 2003.

  (c) Recourse provision indicates the approximate recovery from third parties including assets held as collateral.

    The following table provides additional information regarding our guarantees:

     GUARANTEE DESCRIPTION                       HOW GUARANTEE AROSE              EVENTS THAT WOULD REQUIRE PERFORMANCE
----------------------------------------  ------------------------------------    -------------------------------------
Indemnifications from asset sales and     Stock and asset sales agreements        Findings of misrepresentation,
 other agreements                                                                 breach of warranties, and other
                                                                                  specific events or circumstances
Standby letters of credit                 Normal operations of coal power         Noncompliance with environmental
                                          plants                                  regulations
                                          Self-insurance requirement              Nonperformance
Surety bonds                              Normal operating activity, permits      Nonperformance
                                          and license
Other guarantees                          Normal operating activity               Nonperformance or non-payment by a
                                                                                  subsidiary under a related contract
Nuclear insurance retrospective premiums  Normal operations of nuclear plants     Call by NEIL and Price-Anderson Act
                                                                                  for nuclear incident

    We have entered into typical tax indemnity agreements in connection with a variety of transactions including transactions for the sale of subsidiaries and assets, equipment leasing, and financing agreements. These indemnity agreements generally are not limited in amount and, while a maximum amount of exposure cannot be identified, the probability of liability is considered remote.

    We have guaranteed payment of obligations through letters of credit, indemnities, surety bonds, and other guarantees of unconsolidated affiliates and related parties of $462 million as of June 30, 2004. We monitor and approve these obligations and believe it is unlikely that we would be required to perform or otherwise incur any material losses associated with the above obligations. The off-balance sheet commitments expire as follows:

COMMERCIAL COMMITMENTS                                                                            IN MILLIONS
                                             ----------------------------------------------------------------
                                                                    COMMITMENT EXPIRATION
                                             ----------------------------------------------------------------
                                                                                                     2009 AND
                                             TOTAL      2004     2005     2006     2007     2008      BEYOND
                                             -----      ----     ----     ----     ----     ----     --------
Off-balance sheet:
 Guarantees                                  $ 199      $  6    $  36     $  5      $ -      $ -        $ 152
 Surety bonds and other                         28         1        -        -        -        -           27
    indemnifications (a)
 Letters of Credit (b)                         235        23      184        5        5        5           13
                                             -----      ----    -----     ----      ---      ---        -----
Total                                        $ 462      $ 30    $ 220     $ 10      $ 5      $ 5        $ 192
                                             =====      ====    =====     ====      ===      ===        =====

(a) The surety bonds are continuous in nature. The need for the bonds is determined on an annual basis.

(b) At June 30, 2004, we had $169 million of cash held as collateral for letters of credit. The cash that collateralizes the letters of credit is included in Restricted cash on the Consolidated Balance Sheets.

    CONTINGENTLY CONVERTIBLE SECURITIES: At June 30, 2004, we have contingently convertible debt and equity securities outstanding. The significant terms of these securities are as follows:

    Convertible Senior Notes: Our $150 million 3.375 percent convertible senior notes are putable to CMS Energy by the note holders at par on July 15, 2008, July 15, 2013 and July 15, 2018. The notes are convertible to Common Stock at the option of the holder if the price of our Common Stock remains at or above $12.81 per share for 20 of 30 consecutive trading days ending on the last trading day of a quarter. The $12.81 price per share may be adjusted if there is a payment or distribution to our Common Stockholders. If conversion were to occur, the notes would be converted into 14.1 million shares of Common Stock based on the initial conversion rate.

    Convertible Preferred Stock: Our $250 million 4.50 percent cumulative convertible perpetual preferred stock has a liquidation value of $50.00 per share. The security is convertible to Common Stock at the option of the holder if the price of our Common Stock remains at or above $11.87 per share for 20 of 30 consecutive trading days ending on the last trading day of a quarter. On or after December 5, 2008, we may cause the Preferred Stock to convert into Common Stock if the closing price of our Common Stock remains at or above $12.86 for 20 of any 30 consecutive trading days. The $11.87 and $12.86 prices per share may be adjusted if there is a payment or distribution to our Common Stockholders. If conversion were to occur, the securities would be converted into 25.3 million shares of Common Stock based on the initial conversion rate.

5:   EARNINGS PER SHARE AND DIVIDENDS

    The following table presents the basic and diluted earnings per share computations.

                                                                     IN MILLIONS, EXCEPT PER SHARE AMOUNTS
                                                                     -------------------------------------
                                                                                             RESTATED
                                                                         -------------    --------------
                  THREE MONTHS ENDED JUNE 30                                 2004              2003
-------------------------------------------------------------            -------------    --------------
EARNINGS ATTRIBUTABLE TO COMMON STOCK:
  Income (Loss) from Continuing Operations                                $   19          $   (12)
  Less Preferred Dividends                                                    (3)               -
                                                                          ------          -------
  Income (Loss) from Continuing Operations attributable
          to Common Stock - Basic                                         $   16          $   (12)
  Add conversion of Trust Preferred Securities (net of tax)                    -   (a)          -    (a)
                                                                          ------          -------
  Income (Loss) from Continuing Operations attributable
          to Common Stock - Diluted                                       $   16          $   (12)
                                                                          ======          =======
AVERAGE COMMON SHARES OUTSTANDING
 APPLICABLE TO BASIC AND DILUTED EPS
  CMS Energy:
    Average Shares - Basic                                                 161.2            144.1
    Add conversion of Trust Preferred Securities                               -   (a)          -   (a)
    Add dilutive Stock Options and Warrants                                  0.5   (b)          -   (b)
                                                                          ------          -------
    Average Shares - Diluted                                               161.7            144.1
                                                                          ======          =======
EARNINGS (LOSS) PER AVERAGE COMMON SHARE
 ATTRIBUTABLE TO COMMON STOCK
        Basic                                                             $ 0.10          $ (0.08)
        Diluted                                                           $ 0.10          $ (0.08)
                                                                          ======          =======

                                                                     IN MILLIONS, EXCEPT PER SHARE AMOUNTS
                                                                     -------------------------------------
                                                                                              RESTATED
                                                                                            -------------
                 SIX MONTHS ENDED JUNE 30                                    2004                2003
----------------------------------------------------------                -----------       -------------
EARNINGS ATTRIBUTABLE TO COMMON STOCK:
  Income from Continuing Operations                                       $   17            $    63
  Less Preferred Dividends                                                    (6)                 -
                                                                          ------            -------
  Income from Continuing Operations attributable
          to Common Stock - Basic                                         $   11            $    63
  Add conversion of Trust Preferred Securities (net of tax)                    -   (a)            5    (a)
                                                                          ------            -------
  Income from Continuing Operations attributable
          to Common Stock - Diluted                                       $   11            $    68
                                                                          ======            =======
AVERAGE COMMON SHARES OUTSTANDING
 APPLICABLE TO BASIC AND DILUTED EPS
  CMS Energy:
    Average Shares - Basic                                                 161.2              144.1
    Add conversion of Trust Preferred Securities                               -   (a)         16.6    (a)
    Add dilutive Stock Options and Warrants                                  0.5   (b)            -    (b)
                                                                          ------            -------
    Average Shares - Diluted                                               161.7              160.7
                                                                          ======            =======
EARNINGS PER AVERAGE COMMON SHARE
 ATTRIBUTABLE TO COMMON STOCK
        Basic                                                             $ 0.07            $  0.43
        Diluted                                                           $ 0.07            $  0.43
                                                                          ======            =======

(a) Due to antidilution, the computation of diluted earnings per share excluded the conversion of Trust Preferred Securities into 4.2 million shares of Common Stock and a $2.2 million reduction of interest expense, net of tax, for the three months ended June 30, 2004 and the three months ended June 30, 2003 and a $4.3 million reduction of interest expense, net of tax, for the six months ended June 30, 2004 and the six months ended June 30, 2003. Effective July 2001, we can revoke the conversion rights if certain conditions are met.

(b) Since the exercise price was greater than the average market price of the Common Stock, options and warrants to purchase 5.4 million and 5.1 million shares of Common Stock were excluded from the computation of diluted EPS for the three and six months ended June 30, 2004 and the three and six months ended June 30, 2003, respectively.

    Computation of diluted earnings per share for the three months and the six months ended June 30, 2004 excluded conversion of our $150 million 3.375 percent convertible senior notes and our 5 million shares of 4.50 percent cumulative convertible preferred stock. Both are "contingently convertible" securities and, as of June 30, 2004, none of the stated contingencies have been met. For additional details on these securities, see Note 4, Financings and Capitalization.

    In January 2003, the Board of Directors suspended the payment of common stock dividends.

6:   FINANCIAL AND DERIVATIVE INSTRUMENTS

    FINANCIAL INSTRUMENTS: The carrying amounts of cash, short-term investments, and current liabilities approximate their fair values because of their short-term nature. We estimate the fair values of long-term financial instruments based on quoted market prices or, in the absence of specific market prices, on quoted market prices of similar instruments or other valuation techniques. The carrying amount of all long-term financial instruments, except as shown below, approximates fair value. Our held-to-maturity investments consist of debt securities held by the MCV Partnership totaling $140 million as of June 30, 2004. These securities represent funds restricted primarily for future lease payments and are classified as Other Assets on the Consolidated Balance Sheets. These investments have original maturity dates of approximately one year or less and, because of their short maturities, their carrying amounts approximate their fair values. For additional details, see Note 1, Corporate Structure and Accounting Policies.

                                                                                                     IN MILLIONS
                                           -----------------------------------------------------------------------
          JUNE 30                                        2004                                  2003
---------------------------                ---------------------------------     ---------------------------------
                                                        FAIR      UNREALIZED                  FAIR      UNREALIZED
                                             COST       VALUE     GAIN(LOSS)       COST      VALUE         GAIN
                                           ------     --------    ----------     -------    -------     ----------
Long-term debt (a)                         $ 6,676     $ 6,834      $  (158)     $ 6,594    $ 6,813       $ (219)
Long-term debt - related parties (b)           684         644           40            -          -            -
Trust Preferred Securities (b)                   -           -            -          883        769          114
Available-for-sale securities:
 Nuclear decommissioning (c)                   434         559          125          453        553          100
 SERP                                           54          66           12           55         61            6
                                           =======     =======      ========     =======    =======       ======

(a) Includes a principal amount of $860 million at June 30, 2004 and $532 million at June 30, 2003 relating to current maturities. Settlement of long-term debt is generally not expected until maturity.

(b) We determined that we are not the primary beneficiary of our trust preferred security structures. Accordingly, those entities have been deconsolidated as of December 31, 2003. Company Obligated Trust Preferred Securities totaling $663 million that were previously included in mezzanine equity, have been eliminated due to deconsolidation and are reflected in Long-term debt - related parties on the Consolidated Balance Sheets. For additional details, see Note 11, Implementation of New Accounting Standards. In addition, company obligated Trust Preferred Securities totaling $220 million have been converted to Common Stock as of August 2003.

(c) On January 1, 2003, we adopted SFAS No. 143 and began classifying our unrealized gains and losses on nuclear decommissioning investments as regulatory liabilities. We previously included the unrealized gains and losses on these investments in accumulated depreciation.

    DERIVATIVE INSTRUMENTS: We are exposed to market risks including, but not limited to, changes in interest rates, commodity prices, currency exchange rates, and equity security prices. We manage these risks using established policies and procedures, under the direction of both an executive oversight committee consisting of senior management representatives and a risk committee consisting of business-unit managers. We may use various contracts to manage these risks including swaps, options, futures and forward contracts.

    We intend that any gains or losses on these contracts will be offset by an opposite movement in the value of the item at risk. Risk management contracts are classified as either trading or other than trading. These contracts contain credit risk if the counterparties, including financial institutions and energy marketers, fail to perform under the agreements. We minimize such risk by performing financial credit reviews using, among other things, publicly available credit ratings of such counterparties.

    Contracts used to manage interest rate, foreign currency, and commodity price risk may be considered derivative instruments that are subject to derivative and hedge accounting pursuant to SFAS No. 133. If a contract is accounted for as a derivative instrument, it is recorded in the financial statements as an asset or a liability, at the fair value of the contract. The recorded fair value of the contract is then adjusted quarterly to reflect any change in the market value of the contract, a practice known as marking the contract to market. Changes in the fair value of a derivative (that is, gains or losses) are reported either in earnings or accumulated other comprehensive income depending on whether the derivative qualifies for special hedge accounting treatment.

    For derivative instruments to qualify for hedge accounting under SFAS No. 133, the hedging relationship must be formally documented at inception and be highly effective in achieving offsetting cash flows or offsetting changes in fair value attributable to the risk being hedged. If hedging a forecasted transaction, the forecasted transaction must be probable. If a derivative instrument, used as a cash flow hedge, is terminated early because it is probable that a forecasted transaction will not occur, any gain or loss as of such date is immediately recognized in earnings. If a derivative instrument, used as a cash flow hedge, is terminated early for other economic reasons, any gain or loss as of the termination date is deferred and recorded when the forecasted transaction affects earnings. We use a combination of quoted market prices and mathematical valuation models to determine fair value of those contracts requiring derivative accounting. The ineffective portion, if any, of all hedges is recognized in earnings.

    The majority of our contracts are not subject to derivative accounting because they qualify for the normal purchases and sales exception of SFAS No. 133, or are not derivatives because there is not an active market for the commodity. Certain of our electric capacity and energy contracts are not accounted for as derivatives due to the lack of an active energy market in the state of Michigan, as defined by SFAS No. 133, and the significant transportation costs that would be incurred to deliver the power under the contracts to the closest active energy market at the Cinergy hub in Ohio. If an active market develops in the future, we may be required to account for these contracts as derivatives. The mark-to-market impact on earnings related to these contracts could be material to the financial statements.

    Derivative accounting is required for certain contracts used to limit our exposure to commodity price risk and interest rate risk. The following table reflects the fair value of all contracts requiring derivative accounting:

                                                                                                          IN MILLIONS
                                                            ---------------------------------------------------------
                 JUNE 30                                               2004                           2003
-----------------------------------------                   ---------------------------     -------------------------
                                                                    FAIR    UNREALIZED             FAIR    UNREALIZED
         DERIVATIVE INSTRUMENTS                             COST    VALUE   GAIN (LOSS)     COST   VALUE   GAIN (LOSS)
-----------------------------------------                   ----    -----   ----------      ----   -----   ----------
Other than trading
  Electric - related contracts                              $  -    $  -     $ -            $  8   $  -       $  (8)
  Gas contracts                                                3       6       3               2      1          (1)
  Interest rate risk contracts                                 -      (2)     (2)              -      -           -
Derivative contracts associated with
Consumers' investment in the MCV Partnership:
  Prior to consolidation                                       -       -       -               -     20          20
  After consolidation:
    Gas fuel contracts                                         -      80      80               -      -           -
    Gas fuel futures, options, and swaps                       -      54      54               -      -           -
Trading
  Electric / gas contracts                                    (5)     10      15               -     15          15
Derivative contracts associated with equity
investments in:
  Shuweihat                                                    -     (19)    (19)              -    (39)        (39)
  Taweelah                                                   (35)    (19)     16               -    (36)        (36)
  Jorf Lasfar                                                  -     (10)    (10)              -    (14)        (14)
  Other                                                        -      (1)     (1)              -     (4)         (4)
                                                            ====    ====     ===            ====   =====      ======

    The fair value of our other than trading derivative contracts is included in Derivative Instruments, Other Assets, or Other Liabilities on the Consolidated Balance Sheets. The fair value of our trading derivative contracts is included in either Price Risk Management Assets or Price Risk Management Liabilities on the Consolidated Balance Sheets. The fair value of derivative contracts associated with our equity investments is included in Enterprises Investments on the Consolidated Balance Sheets. The fair value of derivative contracts associated with our investment in the MCV Partnership for 2003 is included in Investments - Midland Cogeneration Venture Limited Partnership on the Consolidated Balance Sheets.

    ELECTRIC CONTRACTS: Our electric utility business uses purchased electric call option contracts to meet, in part, our regulatory obligation to serve. This obligation requires us to provide a physical supply of electricity to customers, to manage electric costs, and to ensure a reliable source of capacity during peak demand periods.

    GAS CONTRACTS: Our gas utility business uses fixed price and index-based gas supply contracts, fixed price weather-based gas supply call options, fixed price gas supply call and put options, and other types of contracts, to meet our regulatory obligation to provide gas to our customers at a reasonable and prudent cost. Unrealized gains and losses associated with these options are reported directly in earnings as part of other income, and then directly offset in earnings and recorded on the balance sheet as a regulatory asset or liability as part of the GCR process.

    INTEREST RATE RISK CONTRACTS: We use interest rate swaps to hedge the risk associated with forecasted interest payments on variable-rate debt and to reduce the impact of interest rate fluctuations. Most of our interest rate swaps are designated as cash flow hedges. As such, we record changes in the fair value of these contracts in accumulated other comprehensive income unless the swaps are sold. For interest rate swaps that did not qualify for hedge accounting treatment, we record changes in the fair value of these contracts in Other income.

    The following table reflects the outstanding floating-to-fixed interest rates swaps:

                                                                                                     IN MILLIONS
                                                                           -------------------------------------
  FLOATING TO FIXED                                                        NOTIONAL       MATURITY         FAIR
 INTEREST RATE SWAPS                                                        AMOUNT          DATE           VALUE
---------------------                                                      --------      ---------         -----
June 30, 2004                                                                $ 26        2005-2006         $ (2)
                                                                             ====        =========         ====
June 30, 2003                                                                   3           2006              -
                                                                             ====        =========         ====

    Notional amounts reflect the volume of transactions but do not represent the amount exchanged by the parties to the financial instruments. Accordingly, notional amounts do not necessarily reflect our exposure to credit or market risks. The weighted average interest rate associated with outstanding swaps was approximately 7.3 percent at June 30, 2004 and 9.0 percent at June 30, 2003.

    There was no ineffectiveness associated with any of the interest rate swaps that qualified for hedge accounting treatment. As of June 30, 2004, we have recorded an unrealized loss of $1 million, net of tax, in accumulated other comprehensive income related to interest rate risk contracts accounted for as cash flow hedges. We expect to reclassify $1 million of this amount as a decrease to earnings during the next 12 months primarily to offset the variable-rate interest expense on hedged debt.

    Certain equity method investees have issued interest rate swaps to hedge the risk associated with variable-rate debt, as listed in the table under "Derivative Instruments" within this Note. These instruments are not included in this analysis, but can have an impact on financial results. The accounting for these instruments depends on whether they qualify for cash flow hedge accounting treatment. The interest rate swap held by Taweelah and certain interest rate swaps held by Shuweihat do not qualify as cash flow hedges, and therefore, we record our proportionate share of the change in the fair value of these contracts in Earnings from Equity Method Investees. The remainder of these instruments do qualify as cash flow hedges, and we record our proportionate share of the change in the fair value of these contracts in accumulated other comprehensive income.

    DERIVATIVE CONTRACTS ASSOCIATED WITH CONSUMERS' INVESTMENT IN THE MCV
PARTNERSHIP:

    Gas Fuel Contracts: The MCV Partnership uses natural gas fuel contracts to buy gas as fuel for generation, and to manage gas fuel costs. The MCV Partnership believes that its long-term natural gas contracts, which do not contain volume optionality, qualify under SFAS No. 133 for the normal purchases and normal sales exception. Therefore, these contracts are currently not recognized at fair value on the balance sheet. Should significant changes in the level of the MCV Facility operational dispatch or purchases of long-term gas occur, the MCV Partnership would be required to re-evaluate its accounting treatment for these long-term gas contracts. This re-evaluation may result in recording mark-to-market activity on some contracts, which could add to earnings volatility.

    At June 30, 2004, the MCV Partnership had six long-term gas contracts that contained both an option and forward component. Because of the option component, these contracts do not qualify for the normal purchases and sales exception and are accounted for as derivatives, with changes in fair value recorded in earnings each quarter. The MCV Partnership expects future earnings volatility on these six contracts, since gains or losses will be recorded on a quarterly basis during the remaining life of approximately four years for these gas contracts. For the six months ended June 30, 2004, the MCV Partnership recorded in Fuel for electric generation a $6 million net gain in earnings associated with these contracts.

    Gas Fuel Futures, Options, and Swaps: To manage market risks associated with the volatility of natural gas prices, the MCV Partnership maintains a gas hedging program. The MCV Partnership enters into natural gas futures contracts, option contracts, and over-the-counter swap transactions in order to hedge against unfavorable changes in the market price of natural gas in future months when gas is expected to be needed. These financial instruments are being used principally to secure anticipated natural gas requirements necessary for projected electric and steam sales, and to lock in sales prices of natural gas previously obtained in order to optimize the MCV Partnership's existing gas supply, storage, and transportation arrangements.

    These financial instruments are accounted for as derivatives under SFAS No.
133. The contracts that are used to secure anticipated natural gas requirements necessary for projected electric and steam sales qualify as cash flow hedges under SFAS No. 133. The MCV Partnership also engages in cost mitigation activities to offset the fixed charges the MCV Partnership incurs in operating the MCV Facility. These cost mitigation activities include the use of futures and options contracts to purchase and/or sell natural gas to maximize the use of the transportation and storage contracts when it is determined that they will not be needed for the MCV Facility operation. Although these cost mitigation activities do serve to offset the fixed monthly charges, these cost mitigation activities are not considered a normal course of business for the MCV Partnership and do not qualify as hedges under SFAS No. 133. Therefore, the mark-to-market gains and losses from these cost mitigation activities are recorded in earnings each quarter.

    For the six months ended June 30, 2004, the MCV Partnership has recorded an unrealized gain of $24 million in other comprehensive income on those futures contracts that qualify as cash flow hedges, which resulted in a cumulative net gain of $55 million in other comprehensive income as of June 30, 2004. This balance represents natural gas futures, options, and swaps with maturities ranging from July 2004 to December 2009, of which $34 million of this gain is expected to be reclassified as an increase to earnings within the next 12 months. As of June 30, 2004, Consumers' pretax proportionate share of the MCV Partnership's $55 million net gain recorded in other comprehensive income is $27 million, of which $17 million is expected to be reclassified as an increase to earnings within the next 12 months. In addition, for the six months ended June 30, 2004, the MCV Partnership has recorded a net gain of $16 million in earnings from hedging activities related to natural gas requirements for the MCV Facility operations and a net gain of $1 million in earnings from cost mitigation activities.

    TRADING ACTIVITIES: Through December 31, 2002, our wholesale power and gas trading activities were accounted for under the mark-to-market method of accounting in accordance with EITF Issue No. 98-10. Effective January 1, 2003, EITF Issue No. 98-10 was rescinded and replaced by EITF Issue No. 02-03. As a result, only energy contracts that meet the definition of a derivative under SFAS No. 133 are to be carried at fair value. The impact of this change was recognized as a cumulative effect of a change in accounting principle loss of $23 million, net of tax, for the three month period ended March 31, 2003.

    During 2003, we sold a majority of our wholesale natural gas and power-trading portfolio, and exited the energy services and retail customer choice business. As a result, our trading activities have been significantly reduced. Our current activities center around entering into energy contracts that are related to the activities considered to be an integral part of our ongoing operations. The intent of holding these energy contracts is to optimize the financial performance of our owned generating assets and to fulfill contractual obligations. These contracts are classified as trading activities in accordance with EITF No. 02-03 and are accounted for using the criteria defined in SFAS No. 133. Energy trading contracts that meet the definition of a derivative are recorded as assets or liabilities in the financial statements at the fair value of the contracts. Gains or losses arising from changes in fair value of these contracts are recognized in earnings as a component of operating revenues in the period in which the changes occur. Energy trading contracts that do not meet the definition of a derivative are accounted for as executory contracts (i.e., on an accrual basis).

    The market prices we use to value our energy trading contracts reflect our consideration of, among other things, closing exchange and over-the-counter quotations. In certain contracts, long-term commitments may extend beyond the period in which market quotations for such contracts are available. Mathematical models are developed to determine various inputs into the fair value calculation including price and other variables that may be required to calculate fair value. Realized cash returns on these commitments may vary, either positively or negatively, from the results estimated through application of the mathematical model. Market prices are adjusted to reflect the impact of liquidating our position in an orderly manner over a reasonable period of time under present market conditions.

    In connection with the market valuation of our energy trading contracts, we maintain reserves for credit risks based on the financial condition of counterparties. We also maintain credit policies that management believes will minimize its overall credit risk with regard to our counterparties. Determination of our counterparties' credit quality is based upon a number of factors, including credit ratings, disclosed financial condition, and collateral requirements. Where contractual terms permit, we employ standard agreements that allow for netting of positive and negative exposures associated with a single counterparty. Based on these policies, our current exposures, and our credit reserves, we do not anticipate a material adverse effect on our financial position or results of operations as a result of counterparty nonperformance.

    FOREIGN EXCHANGE DERIVATIVES: We may use forward exchange and option contracts to hedge certain receivables, payables, long-term debt, and equity value relating to foreign investments. The purpose of our foreign currency hedging activities is to protect the company from the risk associated with adverse changes in currency exchange rates that could affect cash flow materially. These contracts would not subject us to risk from exchange rate movements because gains and losses on such contracts offset losses and gains, respectively, on assets and liabilities being hedged. At June 30, 2004 and June 30, 2003, we had no outstanding foreign exchange contracts.

    As of June 30, 2004, Taweelah, one of our equity method investees, held a foreign exchange contract that hedged the foreign currency risk associated with payments to be made under an operating and maintenance service agreement. This contract did not qualify as a cash flow hedge; and therefore, we record our proportionate share of the change in the fair value of the contract in Earnings from Equity Method Investees.

7:  RETIREMENT BENEFITS

    We provide retirement benefits to our employees under a number of different plans, including:

    -    non-contributory, defined benefit Pension Plan,

    - a cash balance pension plan for certain employees hired after June 30, 2003,

    -    benefits to certain management employees under SERP,

    -    health care and life insurance benefits under OPEB,

    -    benefits to a select group of management under EISP, and

    -    a defined contribution 401(k) plan.

    Pension Plan: The Pension Plan includes funds for our employees and our non-utility affiliates, including former Panhandle employees. The Pension Plan's assets are not distinguishable by company.

    As of June 30, 2004, we have recorded a prepaid pension asset of $398 million, $20 million of which is in Other current assets on our Consolidated Balance Sheet.

    OPEB: We adopted SFAS No. 106, effective as of the beginning of 1992. Consumers recorded a liability of $466 million for the accumulated transition obligation and a corresponding regulatory asset for anticipated recovery in utility rates. For additional details, see Note 1, Corporate Structure and Accounting Policies, "Utility Regulation." In 1994, the MPSC authorized recovery of the electric utility portion of these costs over 18 years and in 1996, the MPSC authorized recovery of the gas utility portion of these costs over 16 years. We have made contributions of $33 million to our 401(h) and VEBA trust funds in 2004. We plan to make additional contributions of $30 million in 2004.

    Costs: The following table recaps the costs incurred in our retirement benefits plans:

                                                                                                      IN MILLIONS
                                                                      --------------------------------------------
                                                                                        PENSION
                                                                      --------------------------------------------
                                                                      THREE MONTHS ENDED         SIX MONTHS ENDED
                                                                      -------------------       ------------------
JUNE 30                                                                2004          2003       2004        2003
                                                                      -----         -----       ----        ----
Service cost                                                          $  9          $  9        $ 19        $ 19
Interest expense                                                        18            18          36          37
Expected return on plan assets                                         (27)          (21)        (54)        (41)
Amortization of:
  Net loss                                                               4             3           7           5
  Prior service cost                                                     2             2           3           4
                                                                      ----          ----        ----        ----
Net periodic pension cost                                             $  6          $ 11        $ 11        $ 24
Service cost                                                          $  5          $  6        $ 10        $ 11
Interest expense                                                        14            16          29          33
Expected return on plan assets                                         (12)          (10)        (24)        (21)
Amortization of:
  Net loss                                                               3             5           5          10

  Prior service cost                                                    (2)           (2)         (5)         (4)
                                                                      ----          ----        ----        ----
Net periodic postretirement benefit  cost                             $  8          $ 15        $ 15        $ 29
                                                                      ====          ====        ====        ====

    The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the Act) was signed into law in December 2003. The Act establishes a prescription drug benefit under Medicare (Medicare Part D) and a federal subsidy, which is exempt from federal taxation, to sponsors of retiree health care benefit plans that provide a benefit that is actuarially equivalent to Medicare Part D.

    We believe our plan is actuarially equivalent to Medicare Part D and have incorporated retroactively the effects of the subsidy into our financial statements as of June 30, 2004 in accordance with FASB Staff Position, No. SFAS 106-2. We remeasured our obligation as of December 31, 2003 to incorporate the impact of the Act, which resulted in a reduction to the accumulated postretirement benefit obligation of $158 million. The remeasurement resulted in a reduction of OPEB cost of $6 million for the three months ended June 30, 2004, $12 million for the six months ended June 30, 2004, and an expected total reduction of $24 million for 2004. The reduction of $24 million includes $7 million in capitalized OPEB costs. For additional details, see Note 11, Implementation of New Accounting Standards.

8:   EQUITY METHOD INVESTMENTS

    Where ownership is more than 20 percent but less than a majority, we account for certain investments in other companies, partnerships and joint ventures by the equity method of accounting in accordance with APB Opinion No. 18. Net income from these investments included undistributed earnings of $38 million for the three months ended June 30, 2004 and $36 million for the three months ended June 30, 2003 and $44 million for the six months ended June 30, 2004 and $69 million for the six months ended June 30, 2003. The most significant of these investments is our 50 percent interest in Jorf Lasfar, our 45 percent interest in SCP, and our 40 percent interest in Taweelah. Summarized income statement information for our most significant equity method investments is as follows:

INCOME STATEMENT DATA


                                                                                               IN MILLIONS
                                                          -------------------------------------------------
                                                           JORF
THREE MONTHS ENDED JUNE 30, 2004                          LASFAR        SCP          TAWEELAH         TOTAL
---------------------------------                         ------       -----         --------        ------
Operating revenue                                         $ 102        $ 18           $  26          $ 146
Operating expenses                                          (56)         (5)            (12)           (73)
                                                          -----        ----           -----          -----
Operating income                                             46          13              14             73
Other income (expense), net                                 (14)         (5)             33             14
                                                          -----        ----           -----          -----
Net income                                                $  32        $  8           $  47          $  87
                                                          =====        ====           =====          =====


\

                                                                                  IN MILLIONS
                                           --------------------------------------------------
                                             JORF
THREE MONTHS ENDED JUNE 30, 2003            LASFAR         SCP         TAWEELAH       TOTAL
--------------------------------           -------       --------      --------      --------
Operating revenue                          $     91      $     13      $     25      $    129
Operating expenses                              (43)           (4)           (9)          (56)
                                           --------      --------      --------      --------
Operating income                                 48             9            16            73
Other expense, net                               (5)           (5)          (24)          (34)
                                           --------      --------      --------      --------
Net income (loss)                          $     43      $      4      $     (8)     $     39
                                           ========      ========      ========      ========

INCOME STATEMENT DATA

                                                                                  IN MILLIONS
                                           --------------------------------------------------
                                             JORF
SIX MONTHS ENDED JUNE 30, 2004              LASFAR         SCP         TAWEELAH       TOTAL
------------------------------             --------      --------      --------      --------
Operating revenue                          $    212      $     37      $     48      $    297
Operating expenses                             (121)          (10)          (22)         (153)
                                           --------      --------      --------      --------
Operating income                                 91            27            26           144
Other income (expense), net                     (29)          (12)            8           (33)
                                           --------      --------      --------      --------
Net income                                 $     62      $     15      $     34      $    111
                                           ========      ========      ========      ========

                                                                                  IN MILLIONS
                                           --------------------------------------------------
                                             JORF
SIX MONTHS ENDED JUNE 30, 2003              LASFAR         SCP         TAWEELAH       TOTAL
------------------------------             --------      --------      --------      --------
Operating revenue                          $    181      $     25      $     48      $    254
Operating expenses                              (86)           (8)          (18)         (112)
                                           --------      --------      --------      --------
Operating income                                 95            17            30           142
Other expense, net                              (24)           (9)          (26)          (59)
                                           --------      --------      --------      --------
Net income                                 $     71      $      8      $      4      $     83
                                           ========      ========      ========      ========

9: REPORTABLE SEGMENTS

      Our reportable segments consist of business units organized and managed by their products and services. We evaluate performance based upon the net income of each segment. We operate principally in three reportable segments: electric utility, gas utility, and enterprises.

      The electric utility segment consists of the generation and distribution of electricity in the state of Michigan through our subsidiary, Consumers. The gas utility segment consists of regulated activities associated with the transportation, storage, and distribution of natural gas in the state of Michigan through our subsidiary, Consumers. The enterprises segment consists of:

      - investing in, acquiring, developing, constructing, managing, and operating non-utility power generation plants and natural gas facilities in the United States and abroad, and

      -     providing gas, oil, and electric marketing services to energy users.

      The following tables show our financial information by reportable segment. The "Other" net income segment includes corporate interest and other, discontinued operations, and the cumulative effect of accounting changes.

REVENUES

                                                                   IN MILLIONS
                                                        ----------------------
                                                                      RESTATED
THREE MONTHS ENDED JUNE 30                                2004          2003
--------------------------                              --------      --------
Electric utility                                        $    611      $    602
Gas utility                                                  300           299
Enterprises                                                  182           225
                                                        --------      --------
                                                        $  1,093      $  1,126
                                                        ========      ========

NET INCOME (LOSS) AVAILABLE TO COMMON STOCK

                                                                   IN MILLIONS
                                                        ----------------------
                                                                      RESTATED
THREE MONTHS ENDED JUNE 30                                2004          2003
--------------------------                              --------      --------
Electric utility                                        $     27      $     35
Gas utility                                                    1             5
Enterprises                                                   38             8
Other                                                        (50)         (113)
                                                        --------      --------
                                                        $     16      $    (65)
                                                        ========      ========

REVENUES

                                                                   IN MILLIONS
                                                        ----------------------
                                                                      RESTATED
SIX MONTHS ENDED JUNE 30                                  2004          2003
------------------------                                --------      --------
Electric utility                                        $  1,241      $  1,252
Gas utility                                                1,205         1,088
Enterprises                                                  401           754
                                                        --------      --------
                                                        $  2,847      $  3,094
                                                        ========      ========

NET INCOME (LOSS) AVAILABLE TO COMMON STOCK

                                                                   IN MILLIONS
                                                        ----------------------
                                                                      RESTATED
SIX MONTHS ENDED JUNE 30                                  2004          2003
------------------------                                --------      --------
Electric utility                                        $     75      $     86
Gas utility                                                   57            59
Enterprises                                                  (23)           29
Other                                                       (100)         (157)
                                                        --------      --------
                                                        $      9      $     17
                                                        ========      ========

TOTAL ASSETS

                                                                   IN MILLIONS
                                                        ----------------------
                                                                      RESTATED
JUNE 30                                                   2004          2003
-------                                                 --------      --------
Electric utility                                        $  6,935      $  6,603
Gas utility                                                2,886         2,586
Enterprises                                                5,030         4,277
Other                                                        456           473
                                                        --------      --------
                                                        $ 15,307      $ 13,939
                                                        ========      ========

10: ASSET RETIREMENT OBLIGATIONS

      SFAS NO. 143: This standard became effective January 2003. It requires companies to record the fair value of the cost to remove assets at the end of their useful life, if there is a legal obligation to do so. We have legal obligations to remove some of our assets, including our nuclear plants, at the end of their useful lives.

      Before adopting this standard, we classified the removal cost of assets included in the scope of SFAS No. 143 as part of the reserve for accumulated depreciation. For these assets, the removal cost of $448 million that was classified as part of the reserve at December 31, 2002, was reclassified in January 2003, in part, as a:

      -     $364 million ARO liability,

      -     $134 million regulatory liability,

      -     $42 million regulatory asset, and

      - $7 million net increase to property, plant, and equipment as prescribed by SFAS No. 143.

      We are reflecting a regulatory asset and liability as required by SFAS No. 71 for regulated entities instead of a cumulative effect of a change in accounting principle.

      The fair value of ARO liabilities has been calculated using an expected present value technique. This technique reflects assumptions, such as costs, inflation, and profit margin that third parties would consider to assume the settlement of the obligation. Fair value, to the extent possible, should include a market risk premium for unforeseeable circumstances. No market risk premium was included in our ARO fair value estimate since a reasonable estimate could not be made. If a five percent market risk premium were assumed, our ARO liability would increase by $22 million.

      If a reasonable estimate of fair value cannot be made in the period the ARO is incurred, such as for assets with indeterminate lives, the liability is to be recognized when a reasonable estimate of fair value can be made. Generally, transmission and distribution assets have indeterminate lives. Retirement cash flows cannot be determined and there is a low probability of a retirement date. Therefore, no liability has been recorded for these assets. Also, no liability has been recorded for assets that have insignificant cumulative disposal costs, such as substation batteries. The measurement of the ARO liabilities for Palisades and Big Rock are based on decommissioning studies that largely utilize third-party cost estimates.

      In addition, in 2003, we recorded an ARO liability for certain pipelines and non-utility generating plants and a $1 million, net of tax, cumulative effect of change in accounting for accretion and depreciation expense for ARO liabilities incurred prior to 2003.

      The following tables describe our assets that have legal obligations to be removed at the end of their useful life:

JUNE 30, 2004

                                                                                                        IN MILLIONS
                                                   ----------------------------------------------------------------
                                                    IN SERVICE                                             TRUST
          ARO DESCRIPTION                             DATE              LONG LIVED ASSETS                   FUND
-----------------------------------------          ----------------------------------------------------------------
Palisades-decommission plant site                    1972         Palisades nuclear plant                 $  495
Big Rock-decommission plant site                     1962         Big Rock nuclear plant                      64
JHCampbell intake/discharge water line               1980         Plant intake/discharge water line            -
Closure of coal ash disposal areas                   Various      Generating plants coal ash areas             -
Closure of wells at gas storage fields               Various      Gas storage fields                           -
Indoor gas services equipment relocations            Various      Gas meters located inside structures         -
Closure of gas pipelines                             Various      Gas transmission pipelines                   -
Dismantle natural gas-fired power plant              1997         Gas fueled power plant                       -

JUNE 30, 2004

                                                                                                    IN MILLIONS
                                   ----------------------------------------------------------------------------
                                      ARO LIABILITY                                                      ARO
                                   ------------------                                    CASH FLOW    LIABILITY
         ARO DESCRIPTION           1/1/03    12/31/03   INCURRED   SETTLED   ACCRETION   REVISIONS     6/30/04
-------------------------------    ------    --------   --------   -------   ---------   ---------    ---------
Palisades-decommission             $  249     $  268      $ -       $   -     $   10      $    31       $  309
Big Rock-decommission                  61         35        -         (24)         6           22           39
JHCampbell intake line                  -          -        -           -          -            -            -
Coal ash disposal areas                51         52        -          (1)         3            -           54
Wells at gas storage fields             2          2        -           -          -            -            2
Indoor gas services relocations         1          1        -           -          -            -            1
Closure of gas pipelines (a)            8          -        -           -          -            -            -
Natural gas-fired power plant           1          1        -           -          1            -            2
                                   ------     ------      ---       -----     ------      -------       ------
Total                              $  373     $  359      $ -       $ (25)    $   20      $    53       $  407
                                   ======     ======      ===       =====     ======      =======       ======

(a) ARO Liability was settled in 2003 as a result of the sales of Panhandle and CMS Field Services.

      The Palisades and Big Rock cash flow revisions resulted from new decommissioning reports filed with the MPSC in March 2004. For additional details, see Note 3, Uncertainties, "Other Consumers' Electric Utility Uncertainties - Nuclear Plant Decommissioning."

      Reclassification of certain types of Cost of Removal: Beginning in December 2003, the SEC requires the quantification and reclassification of the estimated cost of removal obligations arising from other than legal obligations. These cost of removal obligations have been accrued through depreciation charges. We estimate that we had $1.016 billion at June 30, 2004 and $950 million at June 30, 2003 of previously accrued asset removal costs related to our regulated obligations arising from other than legal operations. These obligations, which were previously classified as a component of accumulated depreciation, are now classified as regulatory liabilities in the accompanying Consolidated Balance Sheets.

11: IMPLEMENTATION OF NEW ACCOUNTING STANDARDS

      FASB INTERPRETATION NO. 46, CONSOLIDATION OF VARIABLE INTEREST ENTITIES:
The FASB issued this Interpretation in January 2003. The objective of the Interpretation is to assist in determining when one party controls another entity in circumstances where a controlling financial interest cannot be properly identified based on voting interests. Entities with this characteristic are considered variable interest entities. The Interpretation requires the party with the controlling financial interest, known as the primary beneficiary, in a variable interest entity to consolidate the entity.

      On December 24, 2003, the FASB issued Revised FASB Interpretation No. 46. For entities that have not previously adopted FASB Interpretation No. 46, Revised FASB Interpretation No. 46 provided an implementation deferral until the first quarter of 2004. As of and for the quarter ended March 31, 2004, we adopted Revised FASB Interpretation No. 46 for all entities.

      We determined that we are the primary beneficiary of both the MCV Partnership and the FMLP. We have a 49 percent partnership interest in the MCV Partnership and a 46.4 percent partnership interest in the FMLP. Consumers is the primary purchaser of power from the MCV Partnership through a long-term power purchase agreement. In addition, the FMLP holds a 75.5 percent lessor interest in the MCV Facility, which results in Consumers holding a 35 percent lessor interest in the MCV Facility. Collectively, these interests make us the primary beneficiary of these entities. As such, we consolidated their assets, liabilities, and activities into our financial statements for the first time as of and for the quarter ended March 31, 2004. These partnerships have third-party obligations totaling $728 million at June 30, 2004. Property, plant, and equipment serving as collateral for these obligations has a carrying value of $1.453 billion at June 30, 2004. The creditors of these partnerships do not have recourse to the general credit of CMS Energy.

      At December 31, 2003, we determined that we are the primary beneficiary of three other entities that are determined to be variable interest entities. We have 50 percent partnership interest in the T.E.S. Filer City Station Limited Partnership, the Grayling Generating Station Limited Partnership, and the Genesee Power Station Limited Partnership. Additionally, we have operating and management contracts and are the primary purchaser of power from each partnership through long-term power purchase agreements. Collectively, these interests make us the primary beneficiary as defined by the Interpretation. Therefore, we consolidated these partnerships into our consolidated financial statements for the first time as of December 31, 2003. These partnerships have third-party obligations totaling $118 million at June 30, 2004. Property, plant, and equipment serving as collateral for these obligations has a carrying value of $169 million as of June 30, 2004. Other than outstanding letters of credit and guarantees of $5 million, the creditors of these partnerships do not have recourse to the general credit of CMS Energy.

      We also determined that we are not the primary beneficiary of our trust preferred security structures. Accordingly, those entities have been deconsolidated as of December 31, 2003. Company Obligated Trust Preferred Securities totaling $663 million, that were previously included in mezzanine equity, have been eliminated due to deconsolidation. As a result of the deconsolidation, we reflected $684 million of long-term debt - related parties and reflected an investment in related parties of $21 million.

      We are not required to restate prior periods for the impact of this accounting change.

      Additionally, we have variable interest entities in which we are not the primary beneficiary. FASB Interpretation No. 46 requires us to disclose certain information about these entities. The chart below details our involvement in these entities at June 30, 2004:

                                                                   INVESTMENT        OPERATING         TOTAL
NAME (OWNERSHIP    NATURE OF THE                  INVOLVEMENT        BALANCE       AGREEMENT WITH    GENERATING
   INTEREST)          ENTITY         COUNTRY         DATE         (IN MILLIONS)      CMS ENERGY       CAPACITY
---------------    -------------   ----------     -----------     -------------    --------------    ----------
Taweelah (40%)     Generator       United Arab       1999            $  93              Yes             777 MW
                                   Emirates

Jubail (25%)       Generator -     Saudi Arabia      2001            $   -              Yes             250 MW
                   Under
                   Construction

Shuweihat (20%)    Generator -     United Arab       2001            $ (16)(a)          Yes           1,500 MW
                   Under           Emirates
                   Construction
---------------    ------------    ------------      ----            -----              ---           --------
Total                                                                $  77                            2,527 MW
===============    ============    ============      ====            =====              ===           ========

(a) At June 30, 2004, we carried a negative investment in Shuweihat. The balance is comprised of our investment of $3 million reduced by our proportionate share of the negative fair value of derivative instruments of $19 million. We are required to record the negative investment due to our future commitment to make an equity investment in Shuweihat.

      Our maximum exposure to loss through our interests in these variable interest entities is limited to our investment balance of $77 million, and letters of credit, guarantees, and indemnities relating to Taweelah and Shuweihat totaling $129 million. Included in that total is a letter of credit relating to our required initial investment in Shuweihat of $70 million. We plan to contribute our initial investment when the project becomes commercially operational in 2004.

      FASB STAFF POSITION, NO. SFAS 106-2, ACCOUNTING AND DISCLOSURE REQUIREMENTS RELATED TO THE MEDICARE PRESCRIPTION DRUG, IMPROVEMENT, AND MODERNIZATION ACT OF 2003: The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the Act) was signed into law in December 2003. The Act establishes a prescription drug benefit under Medicare (Medicare Part D) and a federal subsidy, which is exempt from federal taxation, to sponsors of retiree health care benefit plans that provide a benefit that is actuarially equivalent to Medicare Part D. At December 31, 2003, we elected a one-time deferral of the accounting for the Act, as permitted by FASB Staff Position, No. SFAS 106-1.

      The final FASB Staff Position, No. SFAS 106-2 supersedes FASB Staff Position, No. SFAS 106-1 and provides further accounting guidance. FASB Staff Position, No. SFAS 106-2 states that for plans that are actuarially equivalent to Medicare Part D, employers' measures of accumulated postretirement benefit obligations and postretirement benefit costs should reflect the effects of the Act.

      We believe our plan is actuarially equivalent to Medicare Part D and have incorporated retroactively the effects of the subsidy into our financial statements as of June 30, 2004, in accordance with FASB Staff Position, No. SFAS 106-2. We remeasured our obligation as of December 31, 2003 to incorporate the impact of the Act, which resulted in a reduction to the accumulated postretirement benefit obligation of $158 million. The remeasurement resulted in a reduction of OPEB cost of $6 million for the three months ended June 30, 2004, $12 million for the six months ended June 30, 2004, and an expected total reduction of $24 million for 2004. Consumers capitalizes a portion of OPEB cost in accordance with regulatory accounting. As such, the remeasurement resulted in a net reduction of OPEB expense of $4 million, or $0.03 per share, for the three months ended June 30, 2004, $9 million, or $0.05 per share, for the six months ended June 30, 2004, and an expected total net expense reduction of $17 million for 2004.

      EITF NO. 03-6, PARTICIPATING SECURITIES AND THE TWO-CLASS METHOD UNDER SFAS NO. 128: EITF No. 03-6, effective June 30, 2004, addresses the treatment of participating securities in earnings per share calculations. This EITF defines participating securities and describes their treatment using a two-class method of calculating earnings per share. Since we have not issued any participating securities, as defined by EITF No. 03-6 and SFAS No. 128, there was no impact on earnings per share upon adoption.

                             CMS ENERGY CORPORATION
                         SELECTED FINANCIAL INFORMATION

                                                                                            CMS ENERGY CORPORATION
                                                                         ----------------------------------------------------------
                                                                                        RESTATED   RESTATED   RESTATED
                                                                            2003        2002(E)     2001(E)    2000(E)    1999
                                                                            ----        --------   --------   --------    ----
Operating revenue (in millions)......................................    ($)  5,513       8,673      8,006      6,623      5,114
Earnings from equity method investees (in millions)..................    ($)    164          92        172        213        136
Income (loss) from continuing operations (in millions)...............    ($)    (43)       (394)      (327)       (85)       191
Cumulative effect of change in accounting (in millions)..............    ($)    (24)         18         (4)        --         --
Consolidated net income (loss) (in millions).........................    ($)    (44)       (650)      (459)         5        277
Average common shares outstanding (in thousands).....................       150,434     139,047    130,758    113,128    110,140
Income (loss) from continuing operations per average common share
  CMS Energy -- Basic................................................    ($)  (0.30)      (2.84)     (2.50)     (0.76)      1.66(a)
             -- Diluted... ..........................................    ($)  (0.30)      (2.84)     (2.50)     (0.76)      1.66(a)
  Class G  -- Basic and Diluted......................................    ($)     --          --         --         --       4.21(a)
Cumulative effect of change in accounting per average common share
  CMS Energy -- Basic................................................    ($)  (0.16)       0.13      (0.03)        --         --(a)
             -- Diluted..............................................    ($)  (0.16)       0.13      (0.03)        --         --(a)
Net income (loss) per average common share
  CMS Energy -- Basic................................................    ($)  (0.30)      (4.68)     (3.51)      0.04       2.18(a)
             -- Diluted... ..........................................    ($)  (0.30)      (4.68)     (3.51)      0.04       2.17(a)
  Class G -- Basic and Diluted.......................................    ($)     --          --         --         --       4.21(a)
Cash from (used in) operations (in millions).........................    ($)   (251)        614        372        600        917
Capital expenditures, excluding acquisitions, capital lease
  additions and DSM (in millions)....................................    ($)    535         747      1,239      1,032      1,124
Total assets (in millions)(f)........................................    ($) 13,838      14,781     17,633     17,801     16,336
Long-term debt, excluding current maturities (in millions)...........    ($)  6,020       5,357      5,842      6,052      6,428
Long-term debt, related parties (in millions)(b).....................    ($)    684          --         --         --         --
Non-current portion of capital leases (in millions)..................    ($)     58         116         71         49         88
Total preferred stock (in millions)..................................    ($)    305          44         44         44         44
Total Trust Preferred Securities (in millions).......................    ($)     --(b)      883      1,214      1,088      1,119
Cash dividends declared per common share
  CMS Energy.........................................................    ($)     --        1.09       1.46       1.46       1.39
  Class G............................................................    ($)     --          --         --         --       0.99
Market price of common stock at year-end
  CMS Energy.........................................................    ($)   8.52        9.44      24.03      31.69      31.19
  Class G............................................................    ($)     --          --         --         --      24.56(c)
Book value per common share at year-end
  CMS Energy.........................................................    ($)   9.84        7.48      14.98      19.62      21.17
Number of employees at year-end (full-time equivalents)............ .         8,411      10,477     11,510     11,652     11,462

ELECTRIC UTILITY STATISTICS
  Sales (billions of kWh)............................................            39          39         40         41         41
  Customers (in thousands)...........................................         1,754       1,734      1,712      1,691      1,665
  Average sales rate per kWh.........................................    (C)   6.91        6.88       6.65       6.56       6.54
GAS UTILITY STATISTICS
  Sales and transportation deliveries (bcf)..........................           380         376        367        410        389
  Customers (in thousands)(d)........................................         1,671       1,652      1,630      1,611      1,584
  Average sales rate per mcf.........................................    ($)   6.72        5.67       5.34       4.39       4.52

(a) 1999 earnings per average common share includes allocation of the premium on redemption of Class G Common Stock of $(0.26) per CMS Energy basic share, $(0.25) per CMS Energy diluted share and $3.31 per Class G basic and diluted share.

(b) Effective December 31, 2003, Trust Preferred Securities are classified on the balance sheet as Long term debt -- related parties.

(c)   Reflects closing price at the October 25, 1999 exchange date.

(d)   Excludes off-system transportation customers.

(e)   For additional details, see Note 18, Restatement and Reclassification.

(f) For additional details on the reclassification of non-legal cost-of-removal, see Note 16, Asset Retirement Obligations,
      "Reclassification of Non-Legal Cost of Removal." Following is the amount of cost of removal reclassified from accumulated depreciation to a regulatory liability by year: $983 million in 2003; $907 million in 2002; $870 million in 2001; $896 million in 2000; and $874 million in 1999.

                             CMS ENERGY CORPORATION
                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)

                                                                                  YEARS ENDED DECEMBER 31
                                                                                         RESTATED       RESTATED
                                                                             2003          2002           2001
                                                                          ---------      ---------      ---------
                                                                                        In Millions
OPERATING REVENUE ..................................................      $   5,513      $   8,673      $   8,006
                                                                                164             92            172
EARNINGS FROM EQUITY METHOD INVESTEES

OPERATING EXPENSES
  Fuel for electric generation......................................            256            341            297
  Purchased and interchange power ..................................            689          2,677          1,834
  Purchased power -- related parties ...............................            455            564            555
  Cost of gas sold .................................................          1,791          2,745          3,233
  Other operating expenses .........................................            951            915            932
  Maintenance ......................................................            226            212            225
  Depreciation, depletion and amortization .........................            428            412            408
  General taxes ....................................................            191            222            220
  Asset impairment charges .........................................             95            602            323
                                                                          ---------      ---------      ---------
                                                                              5,082          8,690          8,027
                                                                          ---------      ---------      ---------

OPERATING INCOME (LOSS) ............................................            595             75            151

OTHER INCOME (DEDUCTIONS)
  Accretion expense ................................................            (29)           (31)           (37)
  Gain (loss) on asset sales, net ..................................             (3)            37             (2)
  Interest and dividends ...........................................             28             15             23
  Foreign currency gains (losses), net .............................             15             (7)            (3)
  Other income .....................................................             24             16             11
  Other expense ....................................................            (21)           (30)            (5)
                                                                                 14             --            (13)
                                                                          ---------      ---------      ---------

FIXED CHARGES
  Interest on long-term debt .......................................            473            404            420
  Interest on long-term debt -- related parties ....................             58             --             --
  Other interest ...................................................             59             32             83
  Capitalized interest .............................................             (9)           (16)           (35)
  Preferred dividends ..............................................              3              2              2
  Preferred securities distributions ...............................             10             86             96
                                                                          ---------      ---------      ---------
                                                                                594            508            566
                                                                          ---------      ---------      ---------

INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTERESTS ...........             15           (433)          (428)

INCOME TAX EXPENSE (BENEFIT) .......................................             58            (41)           (94)

MINORITY INTERESTS .................................................             --              2             (7)
                                                                          ---------      ---------      ---------
LOSS FROM CONTINUING OPERATIONS ....................................            (43)          (394)          (327)

INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET OF $50 TAX
  EXPENSE IN 2003, $118 TAX BENEFIT IN 2002 AND $92 TAX
  EXPENSE IN 2001 ..................................................             23           (274)          (128)
                                                                          ---------      ---------      ---------
LOSS BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
  PRINCIPLE ........................................................            (20)          (668)          (455)

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING, NET OF $13 TAX
  BENEFIT IN 2003, $10 TAX EXPENSE IN 2002 AND $ --  IN 2001
  DERIVATIVES (NOTE 7 AND NOTE 15) .................................            (23)            18             (4)
  ASSET RETIREMENT OBLIGATION, SFAS NO. 143 (NOTE 16) ..............             (1)            --             --
                                                                          ---------      ---------      ---------
                                                                                (24)            18             (4)
NET LOSS ...........................................................      $     (44)     $    (650)     $    (459)
                                                                          =========      =========      =========

                                                                                  YEARS ENDED DECEMBER 31
                                                                          ---------------------------------------
                                                                                         RESTATED       RESTATED
                                                                             2003          2002           2001
                                                                          ---------      ---------      ---------
                                                                                        In Millions
                                                                                 EXCEPT PER SHARE AMOUNTS
CMS ENERGY
  NET LOSS
   Net Loss Available to Common Stock ..............................      $     (44)     $    (650)     $    (459)
                                                                          =========      =========      =========
BASIC LOSS PER AVERAGE COMMON SHARE
   Loss from Continuing Operations .................................      $   (0.30)     $   (2.84)     $   (2.50)
   Income (Loss) from Discontinued Operations ......................           0.16          (1.97)         (0.98)
   Income (Loss) from Changes in Accounting ........................          (0.16)          0.13          (0.03)
                                                                          ---------      ---------      ---------
   Net Loss Attributable to Common Stock ...........................      $   (0.30)     $   (4.68)     $   (3.51)
                                                                          =========      =========      =========
DILUTED LOSS PER AVERAGE COMMON SHARE
   Loss from Continuing Operations .................................      $   (0.30)     $   (2.84)     $   (2.50)
   Income (Loss) from Discontinued Operations ......................           0.16          (1.97)         (0.98)
   Income (Loss) from Changes in Accounting ........................          (0.16)          0.13          (0.03)
                                                                          ---------      ---------      ---------
   Net Loss Attributable to Common Stock ...........................      $   (0.30)     $   (4.68)     $   (3.51)
                                                                          =========      =========      =========
DIVIDENDS DECLARED PER COMMON SHARE ................................      $      --      $    1.09      $    1.46
                                                                          ---------      ---------      ---------

      The accompanying notes are an integral part of these statements.

                             CMS ENERGY CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                         YEARS ENDED DECEMBER 31
                                                                                 ---------------------------------------
                                                                                                RESTATED       RESTATED
                                                                                   2003           2002           2001
                                                                                 ---------      ---------      ---------
                                                                                              IN MILLIONS
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss ................................................................      $     (44)     $    (650)     $    (459)
     Adjustments to reconcile net loss to net cash provided
      by operating activities
       Depreciation, depletion and amortization (includes
        nuclear decommissioning of $6, $6, and $6, respectively) ..........            428            412            408
       Depreciation and amortization of discontinued operations ...........             34             73            186
       Loss (gain) on disposal of discontinued operations (Note 2) ........             46            237             (8)
       Asset writedowns (Note 2) ..........................................             95            602            323
       Capital lease and debt discount amortization .......................             25             18             11
       Accretion expense ..................................................             29             31             37
       Bad debt expense ...................................................             28             22             22
       Distributions from related parties in excess of (less
        than) earnings ....................................................            (41)           (39)            68
       Loss (gain) on sale of assets ......................................              3            (37)             2
       Cumulative effect of accounting changes ............................             24            (18)             4
       Pension contribution ...............................................           (560)           (64)           (65)
       Changes in assets and liabilities:
          Decrease in accounts receivable and accrued revenue .............            200             99            337
          Decrease (increase) in inventories ..............................           (288)           140           (339)
          Decrease in accounts payable and accrued expenses ...............           (280)           (48)          (388)
          Deferred income taxes and investment tax credit .................            242           (398)           228
          Changes in other assets .........................................             50           (198)           687
          Changes in other liabilities ....................................           (242)           432           (682)
                                                                                 ---------      ---------      ---------

       Net cash provided by (used in) operating activities ................           (251)           614            372
                                                                                 ---------      ---------      ---------

CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures (excludes assets placed under capital lease)........           (535)          (747)        (1,239)
  Investments in partnerships and unconsolidated subsidiaries .............             --            (55)          (111)
  Cost to retire property .................................................            (72)           (66)          (118)
  Restricted cash .........................................................           (163)           (34)            (4)
  Investments in Electric Restructuring Implementation Plan ...............             (8)            (8)           (13)
  Investments in nuclear decommissioning trust funds ......................             (6)            (6)            (6)
  Proceeds from nuclear decommissioning trust funds .......................             34             30             29
  Proceeds from sale of assets ............................................            939          1,659            134
  Other investing .........................................................             14             56            (21)
                                                                                 ---------      ---------      ---------
       Net cash provided by (used in) investing activities ................            203            829         (1,349)
                                                                                 ---------      ---------      ---------

                                                                                         YEARS ENDED DECEMBER 31
                                                                                 ---------------------------------------
                                                                                                RESTATED       RESTATED
                                                                                   2003           2002           2001
                                                                                 ---------      ---------      ---------
                                                                                              IN MILLIONS
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from notes, bonds and other long-term debt .....................          2,080            725          2,021
  Proceeds from trust preferred securities ................................             --             --            125
  Issuance of common stock ................................................             --             --            326
  Issuance of preferred stock .............................................            272             --             --
  Retirement of bonds and other long-term debt ............................         (1,656)        (1,834)        (1,343)
  Common stock repurchased ................................................             --             (8)            (5)
  Payment of common stock dividends .......................................             --           (149)          (190)
  Payment of capital lease obligations ....................................            (13)           (15)           (20)
  Increase (decrease) in notes payable ....................................           (470)            75             21
  Other financing .........................................................             17            (17)            32
                                                                                 ---------      ---------      ---------
       Net cash provided by (used in) financing activities ................            230         (1,223)           967
                                                                                 ---------      ---------      ---------

EFFECT OF EXCHANGE RATES ON CASH ..........................................             (1)             8            (10)

NET INCREASE (DECREASE) IN CASH AND TEMPORARY CASH INVESTMENTS ............            181            228            (20)

CASH AND TEMPORARY CASH INVESTMENTS, BEGINNING OF PERIOD ..................            351            123            143
                                                                                 ---------      ---------      ---------

CASH AND TEMPORARY CASH INVESTMENTS, END OF PERIOD ........................      $     532      $     351      $     123
                                                                                 =========      =========      =========

OTHER CASH FLOW ACTIVITIES AND NON-CASH INVESTING AND
  FINANCING ACTIVITIES WERE:

CASH TRANSACTIONS
  Interest paid (net of amounts capitalized) ..............................      $     564      $     409      $     447
  Income taxes paid (net of refunds) ......................................            (33)          (217)           (60)
  OPEB cash contribution ..................................................             76             84             57

NON-CASH TRANSACTIONS
  Nuclear fuel placed under capital leases ................................       $     --       $     --      $      13
  Other assets placed under capital lease .................................             19             62             37
                                                                                 =========      =========      =========

The accompanying notes are an integral part of these statements.

                             CMS ENERGY CORPORATION
                           CONSOLIDATED BALANCE SHEETS

                                                                                       DECEMBER 31
                                                                                 ------------------------
                                                                                                RESTATED
                                                                                   2003           2002
                                                                                 ---------      ---------
                                                                                       IN MILLIONS
ASSETS
PLANT AND PROPERTY (AT COST)
  Electric utility ........................................................      $   7,600      $   7,523
  Gas utility .............................................................          2,875          2,719
  Enterprises .............................................................            895            644
  Other ...................................................................             32             45
                                                                                 ---------      ---------
                                                                                    11,402         10,931
  Less accumulated depreciation, depletion and amortization (Note 16) .....          4,846          5,385
                                                                                 ---------      ---------
                                                                                     6,556          5,546
  Construction work-in-progress ...........................................            388            557
                                                                                 ---------      ---------
                                                                                     6,944          6,103
                                                                                 ---------      ---------
INVESTMENTS
  Enterprises Investments .................................................            724            724
  Midland Cogeneration Venture Limited Partnership ........................            419            388
  First Midland Limited Partnership .......................................            224            255
  Other ...................................................................             23              2
                                                                                 ---------      ---------
                                                                                     1,390          1,369
                                                                                 ---------      ---------
CURRENT ASSETS
  Cash and temporary cash investments at cost, which approximates market ..            532            351
  Restricted cash .........................................................            201             38
  Accounts receivable, notes receivable and accrued revenue,
     less allowances of $29 in 2003 and $15 in 2002 .......................            367            349
  Accounts receivable -- Marketing, services and trading,
     less allowances of $11 in 2003 and $8 in 2002 ........................             36            248
  Accounts receivable and notes receivable -- related parties .............             73            186
  Inventories at average cost
     Gas in underground storage ...........................................            741            491
     Materials and supplies ...............................................            110             96
     Generating plant fuel stock ..........................................             41             37
  Assets held for sale ....................................................             24            595
  Price risk management assets ............................................            102            115
  Prepayments and other ...................................................            267            233
                                                                                 ---------      ---------
                                                                                     2,494          2,739
                                                                                 ---------      ---------
NON-CURRENT ASSETS
  Regulatory Assets
     Securitized costs ....................................................            648            689
     Postretirement benefits ..............................................            162            185
     Abandoned Midland project ............................................             10             11
     Other ................................................................            266            168
  Assets held for sale ....................................................              2          2,084
  Price risk management assets ............................................            177            135
  Nuclear decommissioning trust funds .....................................            575            536
  Prepaid pension costs ...................................................            388             --
  Goodwill ................................................................             25             31
  Notes receivable -- related parties .....................................            242            160
  Notes receivable ........................................................            125            126
  Other ...................................................................            390            445
                                                                                 ---------      ---------
                                                                                     3,010          4,570
                                                                                 ---------      ---------
TOTAL ASSETS ..............................................................      $  13,838      $  14,781
                                                                                 =========      =========

The accompanying notes are an integral part of these statements.

                             CMS ENERGY CORPORATION

                                                                                       DECEMBER 31
                                                                                 ------------------------
                                                                                                RESTATED
                                                                                   2003           2002
                                                                                 ---------      ---------
                                                                                       IN MILLIONS
STOCKHOLDERS' INVESTMENT AND LIABILITIES
CAPITALIZATION
  Common stockholders' equity
  Common stock, authorized 250.0 shares; outstanding 161.1
     shares in 2003 and 144.1 shares in 2002 ..............................      $       2      $       1
  Other paid-in capital ...................................................          3,846          3,605
  Accumulated other comprehensive loss ....................................           (419)          (728)
  Retained deficit ........................................................         (1,844)        (1,800)
                                                                                 ---------      ---------
                                                                                     1,585          1,078
  Preferred stock of subsidiary (Note 5) ..................................             44             44
  Preferred stock .........................................................            261             --
  Company-obligated convertible Trust Preferred Securities
     of subsidiaries (Note 5) .............................................             --            393
  Company-obligated mandatorily redeemable Trust Preferred
     Securities of Consumers' subsidiaries (Note 5) .......................             --            490
  Long-term debt ..........................................................          6,020          5,357
  Long-term debt -- related parties (Note 5) ..............................            684             --
  Non-current portion of capital leases ...................................             58            116
                                                                                 ---------      ---------
                                                                                     8,652          7,478
                                                                                 ---------      ---------
MINORITY INTERESTS ........................................................             73             38
                                                                                 ---------      ---------

CURRENT LIABILITIES
  Current portion of long-term debt and capital leases ....................            519            646
  Notes payable ...........................................................             --            458
  Accounts payable ........................................................            296            377
  Accounts payable -- Marketing, services and trading .....................             21            119
  Accounts payable -- related parties .....................................             40             53
  Accrued interest ........................................................            130            131
  Accrued taxes ...........................................................            285            291
  Liabilities held for sale ...............................................              2            427
  Price risk management liabilities .......................................             89             96
  Current portion of purchase power contracts .............................             27             26
  Current portion of gas supply contract obligations ......................             29             25
  Deferred income taxes ...................................................             27             15
  Other ...................................................................            185            225
                                                                                 ---------      ---------
                                                                                     1,650          2,889
                                                                                 ---------      ---------
NON-CURRENT LIABILITIES
  Postretirement benefits .................................................            265            725
  Deferred income taxes ...................................................            615            438
  Deferred investment tax credit ..........................................             85             91
  Regulatory liabilities for income taxes, net ............................            312            297
  Regulatory liabilities for cost of removal (Note 16) ....................            983            907
  Other regulatory liabilities ............................................            172              4
  Asset retirement obligation .............................................            359             --
  Liabilities held for sale ...............................................             --          1,218
  Price risk management liabilities .......................................            175            135
  Gas supply contract obligations .........................................            208            241
  Power purchase agreement -- MCV Partnership .............................             --             27
  Other ...................................................................            289            293
                                                                                 ---------      ---------
                                                                                     3,463          4,376
                                                                                 ---------      ---------
     Commitments and Contingencies (Notes 2, 4, 5, 8, 10, 11)
TOTAL STOCKHOLDERS' INVESTMENT AND LIABILITIES ............................      $  13,838      $  14,781
                                                                                 =========      =========

                             CMS ENERGY CORPORATION
             CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY

                                                                          YEARS ENDED DECEMBER 31
                                                    ------------------------------------------------------------------
                                                                                                 RESTATED     RESTATED
                                                      2003       2002        2001       2003       2002         2001
                                                    -------    -------     -------    --------   --------     --------
                                                    NUMBER OF SHARES IN THOUSANDS               IN MILLIONS
COMMON STOCK
  At beginning and end of period...............                                       $      2   $      1     $      1

OTHER PAID-IN CAPITAL
  At beginning of period.......................     144,088    132,989     121,201       3,605      3,257        2,936
  Common stock repurchased.....................         (14)       (39)       (232)        --          (8)          (5)
  Common stock reacquired......................        (217)      (220)        (11)         (5)        (1)          (1)
  Common stock issued..........................      17,273     11,358      11,681         234        357          320
  Common stock reissued........................          --         --         350           1         --            7
  Issuance cost of preferred stock.............          --         --          --          (8)        --           --
  Deferred gain (Note 5).......................          --         --          --          19         --           --
                                                    -------    -------     -------    --------   --------     -------
       At end of period........................     161,130    144,088     132,989       3,846      3,605        3,257
                                                    -------    -------     -------    --------   --------     --------

ACCUMULATED OTHER COMPREHENSIVE LOSS
  Minimum Pension Liability
     At beginning of period....................                                           (241)        --           --
     Minimum pension liability
       adjustments(a)..........................                                            241       (241)          --
                                                                                      --------   --------     -------
       At end of period........................                                             --       (241)          --
                                                                                      --------   --------     -------
  Investments
     At beginning of period....................                                              2         (5)          (2)
     Unrealized gain (loss) on
       investments(a)..........................                                              6         --           (3)
     Realized gain on investments(a)...........                                             --          7           --
                                                                                      --------   --------     -------
       At end of period........................                                              8          2           (5)
                                                                                      --------   --------     --------
  Derivative Instruments
     At beginning of period(b).................                                            (31)       (28)          10
     Unrealized gain (loss) on
       derivative instruments(a)...............                                              4         (7)         (31)
     Reclassification adjustments
       included in consolidated net
       income (loss)(a)........................                                             19          4           (7)
                                                                                      --------   --------     --------
       At end of period........................                                             (8)       (31)         (28)
                                                                                      --------   --------     --------

FOREIGN CURRENCY TRANSLATION
  At beginning of period.......................                                           (458)      (233)        (206)
  Change in foreign currency
     translation(a)............................                                             39       (225)         (27)
                                                                                      --------   --------     --------
       At end of period........................                                           (419)      (458)        (233)
                                                                                      --------   --------     --------
          At end of period.....................                                           (419)      (728)        (266)
                                                                                      --------   --------     --------

RETAINED DEFICIT                                                                        (1,800)    (1,001)        (352)
  At beginning of period(c)....................
  Consolidated net loss(a).....................                                            (44)      (650)        (459)
  Common stock dividends declared..............                                             --       (149)        (190)
                                                                                      --------   --------     --------
       At end of period........................                                         (1,844)    (1,800)      (1,001)
                                                                                      --------   --------     --------
TOTAL COMMON STOCKHOLDERS' EQUITY..............                                       $  1,585   $  1,078     $  1,991
                                                                                      ========   ========     ========

                                                                                             YEARS ENDED DECEMBER 31
                                                                                      --------------------------------
                                                                                                   RESTATED    RESTATED
                                                                                         2003        2002        2001
                                                                                      ---------  ------------  --------
                                                                                                  IN MILLIONS
(a)  DISCLOSURE OF OTHER COMPREHENSIVE INCOME (LOSS):
     Minimum pension liability
       Minimum pension liability adjustments, net of tax
          (tax benefit) of $132, $(132), and $ -- , respectively................       $   241     $    (241)   $    --
     Investments
       Unrealized gain (loss) on investments, net of tax
          (tax benefit) of $3, $ -- , and $(2), respectively....................             6            --         (3)
       Realized gain on investments, net of tax of $ -- , $ -- , and $ -- ,
       respectively.............................................................            --             7         --
       Derivative Instruments
          Unrealized gain (loss) on derivative instruments,
            net of tax (tax benefit) of $ -- , $(4), and $(13), respectively....             4            (7)       (31)
          Reclassification adjustments included in net loss,
            net of tax (tax benefit) of $11, $2, and $(3),  respectively........            19             4         (7)
     Foreign currency translation, net..........................................            39          (225)       (27)
     Consolidated net loss......................................................           (44)         (650)      (459)
                                                                                       -------     ---------   --------
       Total Other Comprehensive Income (Loss)..................................       $   265     $  (1,112)  $   (527)
                                                                                       =======     =========   ========

(b) YEAR ENDED DECEMBER 31, 2001 REFLECTS THE CUMULATIVE CHANGE IN ACCOUNTING PRINCIPLE, NET OF $7 TAX (NOTE 7.)

(c) BEGINNING BALANCE FOR YEAR ENDED DECEMBER 31, 2001 WAS DECREASED BY $38 MILLION DUE TO AN ADJUSTMENT TO DEFERRED TAXES RELATED TO LOY YANG (NOTE 8.)

    The accompanying notes are an integral part of these statements.

                             CMS ENERGY CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      We have determined the need to make certain adjustments to our consolidated financial statements for the fiscal years ended December 31, 2002, December 31, 2001, and December 31, 2000. Therefore, the consolidated financial statements for 2002 and 2001 have been restated from amounts previously reported. See Note 18, Restatement and Reclassification.

1: CORPORATE STRUCTURE AND ACCOUNTING POLICIES

      CORPORATE STRUCTURE: CMS Energy is the parent holding company of Consumers and Enterprises. Consumers is a combination electric and gas utility company serving Michigan's Lower Peninsula. Enterprises, through subsidiaries, is engaged in domestic and international diversified energy businesses including independent power production, natural gas transmission, storage and processing, and energy services.

      PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of CMS Energy, Consumers and Enterprises and all other entities in which we have a controlling financial interest, in accordance with Revised FASB Interpretation No. 46. Intercompany transactions and balances have been eliminated. We use the equity method of accounting for investments in companies and partnerships that are not consolidated where we have significant influence over operations and financial policies, but not a controlling financial interest.

      USE OF ESTIMATES: We prepare our financial statements in conformity with accounting principles generally accepted in the United States. Management is required to make estimates using assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

      We are required to record estimated liabilities in the financial statements when it is probable that a loss will be incurred in the future as a result of a current event, and when an amount can be reasonably estimated. We have used this accounting principle to record estimated liabilities as discussed in Note 4, Uncertainties.

      REVENUE RECOGNITION POLICY: We recognize revenues from deliveries of electricity and natural gas, and the transportation, processing, and storage of natural gas when services are provided. Sales taxes are recorded as liabilities and are not included in revenues. Revenues on sales of marketed electricity, natural gas, and other energy products are recognized at delivery. Mark-to-market changes in the fair values of energy trading contracts that qualify as derivatives are recognized as revenues in the periods in which the changes occur.

      CAPITALIZED INTEREST: We are required to capitalize interest on certain qualifying assets that are undergoing activities to prepare them for their intended use. Capitalization of interest for the period is limited to the actual interest cost that is incurred, and our non-regulated businesses are prohibited from imputing interest costs on any equity funds. Our regulated businesses are permitted to capitalize an allowance for funds used during construction on regulated construction projects and to include such amounts in plant in service.

      CASH EQUIVALENTS AND RESTRICTED CASH: All highly liquid investments with an original maturity of three months or less are considered cash equivalents. At December 31, 2003, our restricted cash on hand was $201 million. Restricted cash primarily includes cash collateral for letters of credit to satisfy certain debt agreements and cash dedicated for repayment of securitization bonds. It is classified as a current asset as the related letters of credit mature within one year and the payments on the related securitization bonds occur within one year.

      COAL INVENTORY: We use the weighted average cost method for valuing coal inventory.

      EARNINGS PER SHARE: Basic and diluted earnings per share are based on the weighted average number of shares of common stock and potential common stock outstanding during the period. Potential common stock, for purposes of determining diluted earnings per share, includes the effects of dilutive stock options and convertible securities. The effect on number of shares of such potential common stock is computed using the treasury stock method or the if-converted method, as applicable. For earnings per share computation, see Note 6, Earnings Per Share and Dividends.

      FINANCIAL INSTRUMENTS: We account for investments in debt and equity securities in accordance with SFAS No. 115. These debt and equity securities are classified into three categories: held-to-maturity, trading, or available-for-sale. Our investments in equity securities are classified as available-for-sale. They are reported at fair value, with any unrealized gains or losses resulting from changes in fair value reported in equity as part of accumulated other comprehensive income, and are excluded from earnings unless such changes in fair value are determined to be other than temporary. Unrealized gains or losses from changes in the fair value of our nuclear decommissioning investments are reported as regulatory liabilities. The fair value of these investments is determined from quoted market prices. For additional details regarding financial instruments, see Note 7, Financial and Derivative Instruments.

      FOREIGN CURRENCY TRANSLATION: Our subsidiaries and affiliates whose functional currency is not the U.S. dollar translate their assets and liabilities into U.S. dollars at the exchange rates in effect at the end of the fiscal period. We translate revenue and expense accounts of such subsidiaries and affiliates into U.S. dollars at the average exchange rates that prevailed during the period. The gains or losses that result from this process, and gains and losses on intercompany foreign currency transactions that are long-term in nature that we do not intend to settle in the foreseeable future, are shown in the stockholders' equity section of the balance sheet. For subsidiaries operating in highly inflationary economies, the U.S. dollar is considered to be the functional currency, and transaction gains and losses are included in determining net income. Gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency, except those that are hedged, are included in determining net income. The change in the foreign currency translation adjustment increased equity by $39 million for the year ended December 31, 2003. The change in the foreign currency translation adjustment decreased equity by $225 million for the year ended December 31, 2002.

      GAS INVENTORY: Consumers uses the weighted average cost method for valuing working gas and recoverable cushion gas in underground storage facilities.

      GOODWILL: Goodwill represents the excess of the purchase price over the fair value of the net assets of acquired companies. Goodwill is not amortized, but is tested annually for impairment. For additional information, see Note 3, Goodwill.

      IMPAIRMENT OF INVESTMENTS AND LONG-LIVED ASSETS: We evaluate potential impairments of our investments in long-lived assets other than goodwill based on various analyses, including the projection of undiscounted cash flows, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the carrying amount of the asset exceeds its estimated undiscounted future cash flows, an impairment loss is recognized and the asset is written down to its estimated fair value.

      MAINTENANCE AND DEPRECIATION: We charge property repairs and minor property replacements to maintenance expense. We also charge planned major maintenance activities to operating expense unless the cost represents the acquisition of additional components or the replacement of an existing component. We capitalize the cost of plant additions and replacements. We depreciate utility property on straight-line and units-of-production rates approved by the MPSC. The composite depreciation rates for our properties are:

                                     YEARS ENDED
                                     DECEMBER 31
                              ---------------------
                               2003    2002    2001
                              ------  ------ ------
Electric utility property...   3.1%    3.1%    3.1%
Gas utility property........   4.6%    4.5%    4.4%
Other property..............   8.1%    7.2%   11.2%

      NUCLEAR FUEL COST: We amortize nuclear fuel cost to fuel expense based on the quantity of heat produced for electric generation. For nuclear fuel used after April 6, 1983, we charge disposal costs to nuclear fuel expense, recover these costs through electric rates, and remit them to the DOE quarterly. We elected to defer payment for disposal of spent nuclear fuel burned before April 7, 1983. As of December 31, 2003, we have recorded a liability to the DOE for $139 million, including interest, which is payable upon the first delivery of spent nuclear fuel to the DOE. The amount of this liability, excluding a portion of interest, was recovered through electric rates. For additional details on disposal of spent nuclear fuel, see Note 4, Uncertainties, "Other Consumers' Electric Utility Uncertainties -- Nuclear Matters."

      NUCLEAR PLANT DECOMMISSIONING: Our site-specific decommissioning cost estimates for Big Rock and Palisades assume that each plant site will eventually be restored to conform to the adjacent landscape and all contaminated equipment will be disassembled and disposed of in a licensed burial facility.

      Trust Funds: MPSC orders, received in March 1999 for Big Rock and December 1999 for Palisades, provided for fully funding the decommissioning trust funds for both sites. The December 1999 order set the annual decommissioning surcharge for Palisades at $6 million. In 2003, we collected $6 million from our electric customers for the decommissioning of our Palisades nuclear plant. Amounts collected from electric retail customers and deposited in trusts, including trust earnings, are credited to a regulatory liability.

      In December 2000, we stopped depositing funds in the Big Rock trust fund based on its funding status at that time. However, the current level of funds provided by the trust may not be adequate to fully fund the decommissioning of Big Rock. This is due in part to the DOE's failure to accept spent nuclear fuel and lower returns on the trust fund. We are attempting to recover our additional costs for storing spent nuclear fuel through litigation, as discussed in Note 4, Uncertainties, "Other Consumers' Electric Utility Uncertainties -- Nuclear Matters." To the extent the funds are not sufficient, we would seek additional relief from the MPSC. We can make no assurance that the MPSC would grant this request.

      In March 2001, we filed with the MPSC a "Report on the Adequacy of the Existing Provision for Nuclear Plant Decommissioning" for each plant reflecting decommissioning cost estimates of $349 million for Big Rock, excluding spent nuclear fuel storage costs, and $739 million for Palisades, in 2000 dollars. We are required to file the next such reports with the MPSC by March 31, 2004 for Big Rock and Palisades and we are in the process of preparing updated cost estimates.

      Big Rock: In 1997, Big Rock closed permanently and plant decommissioning began. We estimate that the Big Rock site will be returned to a natural state by the end of 2012 if the DOE begins removing the spent nuclear fuel by 2010. The following table shows our Big Rock decommissioning activities:

                                        YEAR-TO-DATE        ACCUMULATIVE
                                      DECEMBER 31, 2003     TOTAL-TO-DATE
                                      -----------------     -------------
                                                  IN MILLIONS
Decommissioning expenditures.....          $  45               $  263
Withdrawals from trust funds.....             34                  243

      These activities had no material impact on net income. At December 31, 2003, we have an investment in nuclear decommissioning trust funds of $88 million for Big Rock. In addition, at December 31, 2003, we have charged $7 million to our FERC jurisdictional depreciation reserve for the decommissioning of Big Rock.

      Palisades: In December 2000, the NRC extended the Palisades operating license to March 2011 and the impact of this extension was included as part of our March 2001 filing with the MPSC.

      At December 31, 2003, we have an investment in the MPSC nuclear decommissioning trust funds of $477 million for Palisades. In addition, at December 31, 2003, we have a FERC decommissioning trust fund with a balance of $10 million. For additional details on decommissioning costs accounted for as asset retirement obligations, see Note 16, Asset Retirement Obligations.

      OTHER INCOME AND EXPENSE: The following tables show the components of Other income and Other expense:

                                                         YEARS ENDED DECEMBER 31
                                              -------------------------------------------
                                                               RESTATED        RESTATED
                                                  2003           2002            2001
                                              ------------   -------------   ------------
                                                              IN MILLIONS
Other income
 Interest and dividends - related parties..      $     6        $     3         $     5
 Electric restructuring return.............            8              5               3
 Gain on sale of investment................            4             --              --
 All other.................................            6              8               3
                                                 -------        -------         -------
Total other income.........................      $    24        $    16         $    11
                                                 =======        =======         =======

                                                         YEARS ENDED DECEMBER 31
                                              -------------------------------------------
                                                               RESTATED        RESTATED
                                                  2003           2002            2001
                                              ------------   -------------   --------
                                                              IN MILLIONS
Other expense
 Loss on SERP investment..................       $    (1)       $   (10)        $    --
 Donations................................            (1)            (9)             (1)
 CMS MST remediation costs................            (6)            (1)             --
 Civic and political expenditures.........            (2)            (3)             (2)
 All other................................           (11)            (7)             (2)
                                                 -------        -------         -------
Total other expense.....................         $   (21)       $   (30)        $    (5)
                                                 =======        =======         =======

      PROPERTY, PLANT, AND EQUIPMENT: We record property, plant and equipment at original cost when placed into service. When regulated assets are retired, or otherwise disposed of in the ordinary course of business, the original cost is charged to accumulated depreciation and cost of removal, less salvage is recorded as a regulatory liability. For additional details, see Note 16, Asset Retirement Obligations. An allowance for funds used during construction is capitalized on regulated construction projects. With respect to the retirement or disposal of non-regulated assets, the resulting gains or losses are recognized in income.

      Property, plant, and equipment at December 31, 2003 and 2002, was as follows:

                                                       ESTIMATED
                                                      DEPRECIABLE
              YEARS ENDED DECEMBER 31              LIFE IN YEARS(E)     2003     2002
------------------------------------------------- ------------------ --------- --------
                                                           IN MILLIONS
Electric:
  Generation....................................         13-75       $   3,332 $  3,489
  Distribution..................................         12-85           3,799    3,619
  Other.........................................          5-50             388      300
  Capital leases(a).............................                            81      115

Gas:
  Underground storage facilities(b).............         30-75             232      217
  Transmission..................................         15-75             342      310
  Distribution..................................         35-75           1,976    1,899
  Other.........................................          5-48             300      237
  Capital leases(a).............................                            25       56

Enterprises:
  IPP...........................................          3-40             511      250
  CMS Gas Transmission..........................          5-40             119      120
  CMS Electric and Gas..........................          2-30             241      227
  Other.........................................          4-25              24       47

Other:..........................................          7-71              32       45
Construction work-in-progress(c)................                           388      557
Less accumulated depreciation, depletion, and
  amortization(d)...............................                         4,846    5,385
                                                                     --------- --------
Net property, plant, and equipment(e)...........                     $   6,944 $  6,103
                                                                     ========= ========

(a) Capital leases presented in this table are gross amounts. Amortization of capital leases was $38 million in 2003 and $96 million in 2002.

(b) Includes unrecoverable base natural gas in underground storage of $23 million at December 31, 2003 and $23 million at December 31, 2002, which is not subject to depreciation.

(c) Included in construction costs at December 31, 2002 was $54 million, relating to the capital lease of our main headquarters. We purchased the main headquarters in November 2003.

(d) Accumulated depreciation, depletion, and amortization is comprised of $4.416 billion from our public utility plant assets as of December 31, 2003 and $4.989 billion from public utility plant assets as of December 31, 2002 and $430 million from other plant assets as of December 31, 2003 and $396 million from other plant assets as of December 31, 2002.

(e) Included in net property, plant and equipment are intangible assets primarily related to software development costs, consents, leasehold improvements, and rights of way. The estimated amortization life for software development costs is seven years, leasehold improvements is over the life of the lease and other intangible amortization lives range from 50 to 75 years. Intangible assets at December 31, 2003 and 2002 were as follows:

                                                                                      YEARS ENDED DECEMBER 31
                                                                                     --------------------------
                                                                                        2003            2002
                                                                                     ----------      ----------
                                                                                            IN MILLIONS
Intangible assets at cost
  Software development ......................................................        $      178      $      149
  Rights of way..............................................................                89              84
  Leasehold improvements.....................................................                32              35
  Franchises and consents....................................................                19              19
  Other intangibles..........................................................               101             192
                                                                                     ----------      ----------
Intangible assets at cost....................................................        $      419      $      479
                                                                                     ==========      ==========

                                                                                      YEARS ENDED DECEMBER 31
                                                                                     --------------------------
                                                                                        2003            2002
                                                                                     ----------      ----------
                                                                                            IN MILLIONS
Intangible assets accumulated amortization...................................
  Software development.......................................................        $      107      $       92
  Rights of way..............................................................                25              26
  Leasehold improvements.....................................................                30              28
  Franchises and consents....................................................                 8               8
  Other intangibles..........................................................                41              82
                                                                                     ----------      ----------
Intangible assets accumulated amortization...................................        $      211      $      236
                                                                                     ==========      ==========

                                                                                      YEARS ENDED DECEMBER 31
                                                                                     --------------------------
                                                                                        2003            2002
                                                                                     ----------      ----------
                                                                                            IN MILLIONS
Intangible assets, net.......................................................
  Software development ......................................................        $       71      $       57
  Rights of way..............................................................                64              58
  Leasehold improvements.....................................................                 2               7
  Franchises and consents....................................................                11              11
  Other intangibles..........................................................                60             110
                                                                                     ----------      ----------
Intangible assets, net ......................................................        $      208      $      243
                                                                                     ==========      ==========

Pretax amortization expense related to these intangible assets for the year ended December 31, 2003 was $21 million and for the year ended December 31, 2002 was $20 million. Intangible assets amortization is forecasted to range from $18 million to $26 million per year over the next five years.

(f) The following table illustrates the depreciable life for electric and gas structures and improvements.

                       ESTIMATED                                      ESTIMATED
                      DEPRECIABLE                                    DEPRECIABLE
     ELECTRIC        LIFE IN YEARS                 GAS              LIFE IN YEARS
-----------------  ---------------- ------------------------------  -------------
Generation:                         Underground storage facilities         45
  Coal                        39-43 Transmission                           60
  Nuclear                        25 Distribution                           60
  Hydroelectric               55-71 Other                               42-48
  Other                          32
Distribution                  50-60
Other                         40-42

      RECLASSIFICATIONS: Certain prior year amounts have been reclassified for comparative purposes. These reclassifications did not affect consolidated net income for the years presented.

      RELATED-PARTY TRANSACTIONS: Consumers paid $64 million in 2003, $67 million in 2002, and $71 million in 2001 for electric generating capacity and energy from affiliates of Enterprises. CMS Energy recorded interest charges on long-term debt to related parties of $58 million in 2003. Affiliates of CMS Energy sold, stored and transported natural gas and provided other services to the MCV Partnership totaling $17 million in 2003, $41 million in 2002, and $35 million in 2001. We expensed purchases of capacity and energy from the MCV Partnership totaling $455 million in 2003, $497 million in 2002, and $488 million in 2001. As a result of our deconsolidation of our affiliated Trust Preferred Securities as of December 31, 2003, we recorded $2 million of dividend income from related parties in 2003. For additional discussion of related-party transactions with the MCV Partnership and the FMLP, see Note 4, Uncertainties and Note 15, Summarized Financial Information of Significant Related Energy Supplier. For additional discussion of related-party transactions with our affiliated Trust Preferred Securities see Note 6, Financing and Capitalization. Other related-party transactions are immaterial.

      TRADE RECEIVABLES: We record our accounts receivable at fair value. Accounts deemed uncollectable are charged to operating expense.

      UNAMORTIZED DEBT PREMIUM, DISCOUNT AND EXPENSE: We amortize premiums, discounts and expenses incurred in connection with the issuance of outstanding long-term debt over the terms of the issues. For the regulated portions of our businesses, if debt is refinanced, we amortize any unamortized premiums, discounts and expenses over the term of the new debt.

      UTILITY REGULATION: We account for the effects of regulation based on the regulated utility accounting standard SFAS No. 71. As a result, the actions of regulators affect when we recognize revenues, expenses, assets, and liabilities.

      In 1999, we received MPSC electric restructuring orders, which, among other things, identified the terms and timing for implementing electric restructuring in Michigan. Consistent with these orders and EITF No. 97-4, we discontinued the application of SFAS No. 71 for the energy supply portion of our business because we expected to implement ROA at competitive market based rates for our electric customers.

      Since 1999, there have been significant legislative and regulatory changes in Michigan that has resulted in:

      - electric supply customers of utilities remaining on cost-based rates, and

      - utilities being provided the opportunity to recover Stranded Costs associated with electric restructuring, from customers who choose an alternative electric supplier.

      During 2002, we re-evaluated the criteria used to determine if an entity or a segment of an entity meets the requirements to apply regulated utility accounting, and determined that the energy supply portion of our business could meet the criteria if certain regulatory events occurred. In December 2002, we received a MPSC Stranded Cost order that allowed us to re-apply regulatory accounting standard SFAS No. 71 to the energy supply portion of our business. Re-application of SFAS No. 71 had no effect on the prior discontinuation accounting, but allowed us to apply regulatory accounting treatment to the energy supply portion of our business beginning in the fourth quarter of 2002, including regulatory accounting treatment of costs required to be recognized in accordance with SFAS No. 143. For additional details, see Note 12, Asset Retirement Obligations.

      SFAS No. 144 imposes strict criteria for retention of regulatory-created assets by requiring that such assets be probable of future recovery at each balance sheet date. Management believes these assets are probable of future recovery.

      The following regulatory assets and liabilities, which include both current and non-current amounts, are reflected in the Consolidated Balance Sheets. We expect to recover these costs through rates over periods of up to 14 years. We recognized an OPEB transition obligation in accordance with SFAS No. 106 and established a regulatory asset for this amount that we expect to recover in rates over the next nine years.

                                                              DECEMBER 31
                                                          ------------------
                                                            2003      2002
                                                          -------- ---------
                                                              IN MILLIONS
Securitized costs (Note 4).............................   $    648 $     689
Postretirement benefits (Note 10)......................        181       204
Electric Restructuring Implementation Plan (Note 4)....         91        83
Manufactured gas plant sites (Note 4)..................         67        69
Abandoned Midland project..............................         10        11
Unamortized debt.......................................         51        14
Asset retirement obligation (Note 16)..................         49        --
Other..................................................          8         2
                                                          -------- ---------
Total regulatory assets................................   $  1,105 $   1,072
                                                          ======== =========
Cost of removal (Note 16)..............................   $    983 $     907
Income taxes (Note 8)..................................        312       297
Asset retirement obligation (Note 16)..................        168        --
Other..................................................          4         4
                                                          -------- ---------
Total regulatory liabilities...........................   $  1,467 $   1,208
                                                          ======== =========

      In October 2000, we received an MPSC order authorizing us to securitize certain regulatory assets up to $469 million, net of tax, see Note 4, Uncertainties, "Consumers' Electric Utility Restructuring Matters -- Securitization." Accordingly, in December 2000, we established a regulatory asset for securitized costs of $709 million, before tax, that had previously been recorded in other regulatory asset accounts. To prepare for the financing of the securitized assets and the subsequent retirement of debt with Securitization proceeds, issuance fees were capitalized as a part of Securitization costs. These issuance costs are amortized each month for up to fourteen years. The components of the unamortized securitized costs are illustrated below.

                                                        DECEMBER 31
                                                      ---------------
                                                       2003    2002
                                                      ------  ------
                                                        IN MILLIONS
Unamortized nuclear costs..........................   $  405  $  405
Postretirement benefits............................       84      84
Income taxes.......................................      203     203
Uranium enrichment facility........................       16      16
Other..............................................       12      12
Accumulated Securitization cost amortization.......      (72)    (31)
                                                      ------  ------
Total unamortized securitized costs................   $  648  $  689
                                                      ======  ======

2: DISCONTINUED OPERATIONS, OTHER ASSET SALES, IMPAIRMENTS, AND RESTRUCTURING

      Our continued focus on financial improvement has led to discontinuing operations, completing many asset sales, impairing some assets, and incurring costs to restructure our business. Gross cash proceeds received from the sale of assets totaled $939 million in 2003 and $1.659 billion in 2002.

DISCONTINUED OPERATIONS

      We have discontinued the following operations:

                                              PRETAX     AFTER-TAX
   BUSINESS/PROJECT        DISCONTINUED     GAIN(LOSS)   GAIN(LOSS)         STATUS
----------------------   ---------------    ----------   ----------  -------------------
                                                   IN MILLIONS
Equatorial Guinea(a)..   December 2001        $   497      $   310   Sold January 2002
Powder River..........   March 2002                17           11   Sold May 2002
Zirconium Recovery....   June 2002                (47)         (31)  Abandoned
CMS Viron.............   June 2002                (14)          (9)  Sold June 2003
Oil and Gas(b)........   September 2002          (126)         (82)  Sold September 2002
Panhandle(c)..........   December 2002            (39)         (44)  Sold June 2003
Field Services........   December 2002             (5)          (1)  Sold July 2003
Marysville............   June 2003                  2            1   Sold November 2003
Parmelia(d)...........   December 2003             --           --   Held for sale

(a) In the first quarter of 2003, we settled a liability with the purchaser of Equatorial Guinea and reversed the remaining excess reserve. This settlement resulted in a gain of $6 million after-tax, which is included in discontinued operations.

(b) As a result of the sale of CMS Oil and Gas, we recorded liabilities for certain sale indemnification obligations and other matters. In September 2003, we re-evaluated our exposure to the obligations and reduced the carrying value of these liabilities by $8 million after-tax. This adjustment is reported in discontinued operations.

(c) The Pension Plan retained pension payment obligations for Panhandle employees who were vested under the Pension Plan. Panhandle employees are no longer eligible to accrue additional benefits. Because of the significant change in the makeup of the plan, a remeasurement of the obligation at the date of sale was required. The remeasurement resulted in a $4 million increase in our 2003 OPEB expense, as well as an additional charge to accumulated other comprehensive income of approximately $34 million ($22 million after-tax) as a result of the increase in the additional minimum pension liability. Additionally, a significant number of Panhandle employees elected to retire as of July 1, 2003 under the CMS Energy Employee Pension Plan. As a result, we have recorded a $25 million ($16 million after-tax) settlement loss, and a $10 million ($7 million after-tax) curtailment gain, pursuant to the provisions of SFAS No. 88, which is reflected in discontinued operations.

(d) In December 2003, we began reporting the operations of our Parmelia business in discontinued operations and reduced the carrying amount of our Parmelia business to reflect fair value. The $26 million after-tax adjustment is reported in discontinued operations. We expect the sale of Parmelia to occur in 2004.

      Due to lack of progress on the sale, we reclassified our international energy distribution business, which includes CPEE and SENECA, from discontinued operations to continuing operations for the years 2003, 2002, and 2001. When we initially reported the international energy distribution business as a discontinued operation in 2001, we applied APB Opinion No. 30, which allowed us to record a provision for anticipated operating losses. We currently apply FASB No. 144, which does not allow us to record a provision for future operating losses. Therefore, in the process of reclassifying the international energy distribution business to continuing operations and reversing such provisions, we increased our net loss by $3 million in 2002 and decreased our net loss by $3 million in 2001. In 2003, there was an increase to net income of $75 million as a result of reversing the previously recognized impairment loss in discontinued operations.

      At December 31, 2003, "Assets held for sale" includes Parmelia, Bluewater Pipeline, and our investment in the American Gas Index fund. Although Bluewater Pipeline and the American Gas Index fund are considered held for sale, they did not meet the criteria for discontinued operations. At December 31, 2002, "Assets held for sale" includes Panhandle, CMS Viron, CMS Field Services, Marysville, and Parmelia. The major classes of assets and liabilities held for sale are as follows:

                                                    AS OF
                                                 DECEMBER 31
                                             ------------------
                                                      RESTATED
                                              2003       2002
                                             -----    --------
                                                IN MILLIONS
Assets
  Cash...................................    $   7    $     82
  Accounts receivable....................        2         133
  Property, plant and equipment -- net...        2       2,003
  Goodwill...............................       --         117
  Other..................................       15         344
                                             -----    --------
Total assets held for sale...............    $  26    $  2,679
                                             =====    ========
Liabilities
  Accounts payable.......................    $   2    $     74
  Long-term debt.........................       --       1,150
  Minority interest......................       --          45
  Other..................................       --         376
                                             -----    --------
Total liabilities held for sale..........    $   2    $  1,645
                                             =====    ========

      The following amounts are reflected in the Consolidated Statements of Income (Loss) for discontinued operations:

                                                                  YEARS ENDED DECEMBER 31
                                                           ----------------------------------
                                                                       RESTATED      RESTATED
                                                             2003        2002          2001
                                                           -------     --------      --------
                                                                      IN MILLIONS
Revenues...............................................    $   504      $   891      $  1,453
                                                           =======      =======      ========
Discontinued operations:
  Pretax gain (loss) from discontinued operations......    $   115      $   (38)     $    (53)
  Income tax expense (benefit).........................         46           (1)           83
                                                           -------      -------      --------
  Income (loss) from discontinued operations...........         69          (37)         (136)
                                                           =======      =======      ========
  Pretax gain (loss) on disposal of discontinued
     operations........................................        (42)        (354)           17
  Income tax expense (benefit).........................          4         (117)            9
                                                           -------      -------      --------
  Gain (loss) on disposal of discontinued operations...        (46)        (237)            8
                                                           -------      -------      --------
Income (loss) from discontinued operations.............    $    23      $  (274)     $   (128)
                                                           =======      =======      ========

      The income (loss) from discontinued operations includes a reduction in asset values, a provision for anticipated closing costs, and a portion of the Parent Company's interest expense. Interest expense of $22 million for 2003, $71 million for 2002 and $86 million for 2001 has been allocated based on a ratio of the expected proceeds for the asset to be sold divided by the Parent Company's total capitalization of each discontinued operation times the Parent Company's interest expense.

OTHER ASSET SALES

      Our other asset sales include the following non-strategic and under-performing assets. The impacts of these sales are included in "Gain (loss) on asset sales, net" in the Consolidated Statements of Income (Loss).

      In 2003, we sold the following assets that did not meet the definition of, and therefore were not reported as, discontinued operations:

                                                         PRETAX       AFTER-TAX
  DATE SOLD           BUSINESS/PROJECT                 GAIN (LOSS)   GAIN (LOSS)
------------   -------------------------               -----------   -----------
                                                              IN MILLIONS
January        CMS MST Wholesale Gas                     $  (6)        $  (4)
March          CMS MST Wholesale Power                       2             1
June           Guardian Pipeline                            (4)           (3)
December       CMS Land -- Arcadia                           3             2
Various        Other                                         2             1
                                                         -----         -----
               Total loss on asset sales                 $  (3)        $  (3)
                                                         =====         =====

      In June 2003, we received three million shares of Southern Union common stock worth $49 million from the sale of Panhandle, a discontinued operation. In July 2003, Southern Union declared a five percent common stock dividend payable July 31, 2003, to shareholders of record as of July 17, 2003. As a result of the stock dividend, on September 30, 2003, we held 3.15 million shares of Southern Union common stock worth $54 million based on the closing price of $17.00 per share. The $2 million increase in value was recorded in dividend income. In October 2003, we sold our 3.15 million shares of Southern Union common stock to a private investor for $17.77 per share. The additional $5 million gain was recorded in other income in 2003.

      In 2002, we sold the following assets that did not meet the definition of, and therefore were not reported as, discontinued operations:

                                                         PRETAX       AFTER-TAX
   DATE SOLD              BUSINESS/PROJECT             GAIN (LOSS)   GAIN (LOSS)
------------   -------------------------               -----------   -----------
                                                               IN MILLIONS
January        Equatorial Guinea -- methanol plant        $   19       $   12
April          Toledo Power                                  (11)          (5)
May            Electric Transmission System                   38           31
August         National Power Supply                          15           30
October        Vasavi Power Plant                            (25)         (24)
Various        Other                                           1           --
                                                          ------       ------
               Total gain on asset sales                  $   37       $   44
                                                          ======       ======

      In 2001, we sold miscellaneous assets for a pretax loss of $2 million.

      In February 2004, we sold Bluewater Pipeline, a 24.9 mile pipeline that extends from Marysville, Michigan to Armada, Michigan to Bluewater Gas Storage, LLC, a subsidiary of Sempra Energy Trading Corporation. We do not expect the gain or loss on the sale to be significant.

ASSET IMPAIRMENTS

      We record an asset impairment when we determine that the expected future cash flows from an asset would be insufficient to provide for recovery of the asset's carrying value. An asset held-in-use is evaluated for impairment by calculating the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. If the undiscounted future cash flows are less than the carrying amount, we recognize an impairment loss. The impairment loss recognized is the amount by which the carrying amount exceeds the fair value. We estimate the fair market value of the asset utilizing the best information available. This information includes quoted market prices, market prices of similar assets, and discounted future cash flow analyses. The assets written down include both domestic and foreign electric power plants, gas processing facilities, and certain equity method and other investments. In addition, we have written off the carrying value of projects under development that will no longer be pursued.

      The table below summarizes our asset impairments:

                                                               YEARS ENDED DECEMBER 31
                                         ----------------------------------------------------------------------
                                                                       RESTATED                 RESTATED
                                                                  --------------------     --------------------
                                         PRETAX     AFTER-TAX     PRETAX     AFTER-TAX     PRETAX     AFTER-TAX
                                          2003        2003         2002        2002         2001        2001
                                         ------     ---------     ------     ---------     ------     ---------
                                                                      IN MILLIONS
Asset impairments:
  Consumers.........................     $  --        $  --       $   --       $  --       $    3       $   2
  Enterprises:
     International Energy                   72           53            4           3           95          62
Distribution(a).....................
     CMS Generation
       DIG(b).......................        --           --          460         299           --          --
       Michigan Power...............        --           --           62          40           --          --
       Craven.......................        --           --           23          15           --          --
       National Power Supply........        --           --           --          --           89          88
       El Chocon....................        --           --           --          --           45          42
       HL Power.....................        --           --           --          --           30          18
       Other(c).....................        16           11           20          13           16          11
     Natural Gas Transmission.......        --           --           --          --           31          20
     Marketing, Services and Trading        --           --           18          11           --          --
     Other(d).......................         7            4           15          10           14           9
                                         -----        -----       ------       -----       ------       -----
Total asset impairments.............     $  95        $  68       $  602       $ 391       $  323       $ 252
                                         =====        =====       ======       =====       ======       =====

(a) In September 2003, we wrote down our investment in CMS Electric and Gas' Venezuelan electric distribution utility and an associated equipment lease to reflect fair value. The impairment was based on estimates of the utility's future cash flows, incorporating certain assumptions about Venezuela's regulatory, political, and economic environment.

(b) DIG's reduced valuation was primarily a reflection of the unfavorable terms of its power purchase agreement.

(c) At CMS Generation, we determined that the fair value of our equity investments was lower than its carrying amount, and that this decline in value was other than temporary. Therefore, in accordance with APB No. 18, we recognized an impairment charge of $16 million ($11 million, net of tax).

(d) Includes development projects of $7 million ($4 million, net of tax) in 2003 that would no longer be pursued.

RESTRUCTURING AND OTHER COSTS

      In June 2002, we announced a series of initiatives to reduce our annual operating costs by an estimated $50 million. As such, we:

      - relocated CMS Energy's corporate headquarters from Dearborn, Michigan to a new combined CMS Energy and Consumers headquarters in Jackson, Michigan in July 2003,

      -     implemented changes to our 401(k) savings program,

      -     implemented changes to our health care plan, and

      - terminated 64 employees, including five officers. Prior to December 31, 2002, 123 employees elected severance arrangements. Of these 187 officers and employees, 65 had been terminated as of December 31, 2002. All remaining terminations were completed in 2003.

      The following table shows the amount charged to expense for restructuring costs, the payments made, and the unpaid balance of accrued costs at December 31, 2002 and December 31, 2003.

                                                       INVOLUNTARY        LEASE
                                                       TERMINATION     TERMINATION     TOTAL
                                                       -----------     -----------     -----
                                                               IN MILLIONS
Beginning accrual balance, January 1, 2002.......        $   --          $   --       $   --
Expense..........................................            22              11           33
Payments.........................................           (10)             (3)         (13)
                                                         ------          ------       ------
Ending accrual balance at December 31, 2002......        $   12          $    8       $   20
                                                         ------          ------       ------
Expense..........................................             3              --            3
Payments.........................................           (12)             (2)         (14)
                                                         ------          ------       ------
Ending accrual balance at December 31, 2003......        $    3          $    6       $    9
                                                         ======          ======       ======

      Restructuring costs for the year ended December 31, 2003, which are included in operating expenses, include $3 million of involuntary employee termination benefits.

3: GOODWILL

      Our goodwill balance was $25 million at December 31, 2003 and $31 million at December 31, 2002. Our entire goodwill balance is recorded at the Enterprises segment. The following table presents changes in the carrying amount of goodwill:

                                                                                         IN MILLIONS
Beginning balance, January 1, 2002................................................       $      811
Panhandle goodwill impairment.....................................................             (601)
CMS Viron goodwill impairment.....................................................              (15)
Goodwill transferred to assets held for sale......................................             (117)
Other goodwill write-downs included in asset impairment charges...................              (47)
                                                                                         ----------
Ending balance at December 31, 2002...............................................       $       31
                                                                                         ==========
CPEE goodwill impairment and other................................................               (6)
                                                                                         ----------
Ending balance at December 31, 2003...............................................       $       25
                                                                                         ==========

      CMS GAS TRANSMISSION: We recorded goodwill as an asset when we purchased Panhandle and began, over time, to expense a portion of goodwill. Effective January 1, 2002, a new accounting standard went into effect that required us to stop expensing goodwill and to test for impairment. We tested the value of the goodwill related to Panhandle for impairment by comparing the fair value of goodwill, as determined by independent appraisers, to the value on our books. The test results showed that the goodwill was impaired. We recorded a loss of $601 million ($369 million, after-tax), that was the amount by which the value on our books exceeded the fair value. In 2002, we also discontinued the operations of Panhandle; therefore, the $369 million after-tax goodwill impairment is reflected in discontinued operations. In 2003, we sold Panhandle.

      CMS MST: During the third quarter of 1999, we purchased a 100 percent interest in CMS Viron and recorded goodwill. In 2002, we performed an impairment test, which determined our goodwill related to CMS Viron was impaired. In the first quarter of 2002, we recorded a loss of $15 million ($10 million, after-tax) for goodwill impairment. In 2002, we also discontinued the operations of CMS Viron; therefore, the $10 million after-tax goodwill impairment is reflected in discontinued operations. In 2003, we sold CMS Viron.

      Additionally, the following table represents net loss for the year 2001 without goodwill amortization expense.

                                                 RESTATED
                                                   2001
                                                 --------
                                                IN MILLIONS
Reported net loss...........................     $   (459)
Add: goodwill amortization expense(a).......           13
                                                 --------
Adjusted net loss...........................     $   (446)
Adjusted basic and diluted loss per share...     $  (3.41)
                                                 ========

(a) Net of tax of $7 million.

4: UNCERTAINTIES

      Several business trends or uncertainties may affect our financial results. These trends or uncertainties have, or we reasonably expect could have, a material impact on net sales, revenues, or income from continuing operations. Such trends and uncertainties are discussed in detail below.

      SEC AND OTHER INVESTIGATIONS: As a result of round-trip trading transactions by CMS MST, CMS Energy's Board of Directors established a Special Committee to investigate matters surrounding the transactions and retained outside counsel to assist in the investigation. The Special Committee completed its investigation and reported its findings to the Board of Directors in October 2002. The Special Committee concluded, based on an extensive investigation, that the round-trip trades were undertaken to raise CMS MST's profile as an energy marketer with the goal of enhancing its ability to promote its services to new customers. The Special Committee found no effort to manipulate the price of CMS Energy Common Stock or affect energy prices. The Special Committee also made recommendations designed to prevent any reoccurrence of this practice. Previously, CMS Energy terminated its speculative trading business and revised its risk management policy. The Board of Directors adopted, and CMS Energy has implemented the recommendations of the Special Committee.

      CMS Energy is cooperating with other investigations concerning round-trip trading, including an investigation by the SEC regarding round-trip trades and CMS Energy's financial statements, accounting policies and controls, and an investigation by the DOJ. CMS Energy is unable to predict the outcome of these matters, and what effect, if any, these investigations will have on its business.

      SECURITIES CLASS ACTION LAWSUITS: Beginning on May 17, 2002, a number of securities class action complaints were filed against CMS Energy, Consumers, and certain officers and directors of CMS Energy and its affiliates. The complaints were filed as purported class actions in the United States District Court for the Eastern District of Michigan, by shareholders who allege that they purchased CMS Energy's securities during a purported class period. The cases were consolidated into a single lawsuit and an amended and consolidated class action complaint was filed on May 1, 2003. The consolidated complaint contains a purported class period beginning on May 1, 2000 and running through March 31, 2003. It generally seeks unspecified damages based on allegations that the defendants violated United States securities laws and regulations by making allegedly false and misleading statements about CMS Energy's business and financial condition, particularly with respect to revenues and expenses recorded in connection with round-trip trading by CMS MST. CMS Energy, Consumers, and their affiliates will defend themselves vigorously but cannot predict the outcome of this litigation.

      DEMAND FOR ACTIONS AGAINST OFFICERS AND DIRECTORS: In May 2002, the Board of Directors of CMS Energy received a demand, on behalf of a shareholder of CMS Energy Common Stock, that it commence civil actions (i) to remedy alleged breaches of fiduciary duties by certain CMS Energy officers and directors in connection with round-trip trading by CMS MST, and (ii) to recover damages sustained by CMS Energy as a result of alleged insider trades alleged to have been made by certain current and former officers of CMS Energy and its subsidiaries. In December 2002, two new directors were appointed to the Board. The Board formed a special litigation committee in January 2003 to determine whether it is in the best interest of CMS Energy to bring the action demanded by the shareholder. The disinterested members of the Board appointed the two new directors to serve on the special litigation committee.

      In December 2003, during the continuing review by the special litigation committee, CMS Energy was served with a derivative complaint filed on behalf of the shareholder in the Circuit Court of Jackson County, Michigan in furtherance of his demands. The date for CMS Energy and other defendants to answer or otherwise respond to the complaint was extended to June 1, 2004, subject to such further extensions as may be mutually agreed upon by the parties and authorized by the Court. CMS Energy cannot predict the outcome of this matter.

      ERISA LAWSUITS: CMS Energy is a named defendant, along with Consumers, CMS MST, and certain named and unnamed officers and directors, in two lawsuits brought as purported class actions on behalf of participants and beneficiaries of the CMS Employees' Savings and Incentive Plan (the "PLAN"). The two cases, filed in July 2002 in United States District Court for the Eastern District of Michigan, were consolidated by the trial judge and an amended consolidated complaint was filed. Plaintiffs allege breaches of fiduciary duties under ERISA and seek restitution on behalf of the Plan with respect to a decline in value of the shares of CMS Energy Common Stock held in the Plan. Plaintiffs also seek other equitable relief and legal fees. CMS Energy and Consumers will defend themselves vigorously but cannot predict the outcome of this litigation.

      GAS INDEX PRICE REPORTING INVESTIGATION: CMS Energy has notified appropriate regulatory and governmental agencies that some employees at CMS MST and CMS Field Services appeared to have provided inaccurate information regarding natural gas trades to various energy industry publications which compile and report index prices. CMS Energy is cooperating with an investigation by the DOJ regarding this matter. In November 2003, CMS MST and CMS Field Services (now Cantera Gas Company) entered into a settlement with the CFTC pursuant to which they paid a $16 million civil monetary penalty in connection with the inaccurate reporting of natural gas trading data to publications that compile and publish price indices. The settlement resolves all matters investigated by the CFTC involving CMS Energy, including round-trip trading. CMS Energy neither admits nor denies the CFTC's findings in the settlement order. CMS Energy is unable to predict the outcome of the DOJ investigation and what effect, if any, this investigation will have on its business.

      GAS INDEX PRICE REPORTING LITIGATION: In August 2003, Cornerstone Propane Partners, L.P. ("CORNERSTONE") filed a putative class action complaint in the United States District Court for the Southern District of New York against CMS Energy and dozens of other energy companies. The court ordered the Cornerstone complaint to be consolidated with similar complaints filed by Dominick Viola and Roberto Calle Gracey. The plaintiffs filed a consolidated complaint on January 20, 2004. The consolidated complaint alleges that false natural gas price reporting by the defendants manipulated the prices of NYMEX natural gas futures and options. The complaint contains two counts under the Commodity Exchange Act, one for manipulation and one for aiding and abetting violations. CMS Energy is no longer a defendant, however, CMS MST and CMS Field Services are named as defendants. (CMS Energy sold CMS Field Services to Cantera Natural Gas, Inc. but is required to indemnify Cantera Natural Gas, Inc. with respect to this action.)

      In a similar but unrelated matter, Texas-Ohio Energy, Inc. filed a putative class action lawsuit in the United States District Court for the Eastern District of California against a number of energy companies engaged in the sale of natural gas in the United States. CMS Energy is named as a defendant. The complaint alleges defendants entered into a price-fixing conspiracy by engaging in activities to manipulate the price of natural gas in California. The complaint contains counts alleging violations of the Sherman Act, Cartwright Act (a California Statute), and the California Business and Profession Code relating to unlawful, unfair and deceptive business practices. The plaintiff in the Texas-Ohio case has agreed to extend the time for all defendants to answer or otherwise respond until after the multi district court litigation ("MDL") panel decides whether to take the case. There is currently pending in the Nevada federal district court a MDL matter involving seven complaints originally filed in various state courts in California. These complaints make allegations similar to those in the Texas-Ohio case regarding price reporting, although none contain a Sherman Act claim. Some of the defendants in the MDL matter who are also defendants in the Texas-Ohio case are trying to have the Texas-Ohio case transferred to the MDL proceeding.

      Benscheidt v. AEP Energy Services, Inc., et al., a new class action complaint containing allegations similar to those made in the Texas-Ohio case, albeit limited to California state law claims, was filed in California state court in February 2004. CMS Energy and CMS MST are named as defendants. Defendants are likely to seek to remove this action from the California federal district court and have it transferred to the MDL proceeding in Nevada.

      CMS Energy and the other CMS defendants will defend themselves vigorously, but cannot predict the outcome of these matters.

CONSUMERS' UNCERTAINTIES

      Several business trends or uncertainties may affect Consumers' financial results and condition. These trends or uncertainties have, or we expect could have, a material impact on revenues or income from continuing electric and gas operations. Such trends and uncertainties include:

      Environmental

      - increased capital expenditures and operating expenses for Clean Air Act compliance, and

      - potential environmental liabilities arising from various environmental laws and regulations, including potential liability or expenses relating to the Michigan Natural Resources and Environmental Protection Acts, Superfund, and at former manufactured gas plant facilities.

      Restructuring

      - response of the MPSC and Michigan legislature to electric industry restructuring issues,

      - ability to meet peak electric demand requirements at a reasonable cost, without market disruption,

      - ability to recover any of our net Stranded Costs under the regulatory policies being followed by the MPSC,

      -     recovery of electric restructuring implementation costs,

      - effects of lost electric supply load to alternative electric suppliers, and

      - status as an electric transmission customer, instead of an electric transmission owner-operator.

      Regulatory

      - effects of conclusions about the causes of the August 14, 2003 blackout, including exposure to liability, increased regulatory requirements, and new legislation,

      -     effects of potential performance standards payments,

      - successful implementation of initiatives to reduce exposure to purchased power price increases,

      - responses from regulators regarding the storage and ultimate disposal of spent nuclear fuel,

      - potential adverse appliance service plan ruling or related legislation,

      - inadequate regulatory response to applications for requested rate increases, and

      - response to increases in gas costs, including adverse regulatory response and reduced gas use by customers.

      Other

      -     pending litigation regarding PURPA qualifying facilities, and

      -     pending litigation and government investigations.

CONSUMERS' ELECTRIC UTILITY CONTINGENCIES

      ELECTRIC ENVIRONMENTAL MATTERS: Our operations are subject to environmental laws and regulations. Costs to operate our facilities in compliance with these laws and regulations generally have been recovered in customer rates.

      Clean Air: In 1998, the EPA issued regulations requiring the state of Michigan to further limit nitrogen oxide emissions at our coal-fired electric plants. The Michigan Department of Environmental Quality finalized its rules to comply with the EPA regulations in December 2002. It submitted these rules to the EPA for approval in the first quarter of 2003. The EPA has yet to approve the Michigan rules. If the EPA does not approve the Michigan rules, similar federal regulations will take effect.

      The EPA and the state regulations require us to make significant capital expenditures estimated to be $771 million. As of December 31, 2003, we have incurred $446 million in capital expenditures to comply with the EPA regulations and anticipate that the remaining $325 million of capital expenditures will be incurred between 2004 and

2009. These expenditures include installing catalytic reduction technology on some of our coal-fired electric plants. Based on the Customer Choice Act, beginning January 2004, an annual return of and on these types of capital expenditures, to the extent they are above depreciation levels, is expected to be recoverable from customers, subject to a MPSC prudency hearing.

      The EPA has alleged that some utilities have incorrectly classified plant modifications as "routine maintenance" rather than seek modification permits from the EPA. We have received and responded to information requests from the EPA on this subject. We believe that we have properly interpreted the requirements of "routine maintenance." If our interpretation is found to be incorrect, we may be required to install additional pollution controls at some or all of our coal-fired electric plants.

      In addition to modifying the coal-fired electric plants, we expect to purchase nitrogen oxide emissions credits for years 2004 through 2008. The cost of these credits is estimated to average $8 million per year and is accounted for as inventory. The credit inventory is expensed as the coal-fired electric plants generate electricity. The price for nitrogen oxide emissions credits is volatile and could change substantially.

      Future clean air regulations requiring emission controls for sulfur dioxide, nitrogen oxides, mercury, and nickel may require additional capital expenditures. Total expenditures will depend upon the final makeup of the new regulations.

      Water: The EPA has proposed changes to the rules that govern generating plant cooling water intake systems. The proposed rules will require significant reduction in fish killed by operating equipment. The proposed rules are scheduled to become final in the first quarter of 2004 and some of our facilities would be required to comply by 2006. We are studying the proposed rules to determine the most cost-effective solutions for compliance.

      Cleanup and Solid Waste: Under the Michigan Natural Resources and Environmental Protection Act, we expect that we will ultimately incur investigation and remedial action costs at a number of sites. We believe that these costs will be recoverable in rates under current ratemaking policies.

      We are a potentially responsible party at several contaminated sites administered under Superfund. Superfund liability is joint and several, meaning that many other creditworthy parties with substantial assets are potentially responsible with respect to the individual sites. Based on past experience, we estimate that our share of the total liability for the known Superfund sites will be between $1 million and $9 million. As of December 31, 2003, we have recorded a liability for the minimum amount of our estimated Superfund liability.

      In October 1998, during routine maintenance activities, we identified PCB as a component in certain paint, grout, and sealant materials at the Ludington Pumped Storage facility. We removed and replaced part of the PCB material. We have proposed a plan to deal with the remaining materials and are awaiting a response from the EPA.

      LITIGATION: In October 2003, a group of eight PURPA qualifying facilities selling power to us filed a lawsuit in Ingham County Circuit Court. The lawsuit alleges that we incorrectly calculated the energy charge payments made pursuant to power purchase agreements with qualifying facilities. More specifically, the lawsuit alleges that we should be basing the energy charge calculation on the cost of more expensive eastern coal, rather than on the cost of the coal actually burned by us for use in our coal-fired generating plants. We believe we have been performing the calculation in the manner prescribed by the power purchase agreements, and have filed a request with the MPSC (as a supplement to the PSCR plan) that asks the MPSC to review this issue and to confirm that our method of performing the calculation is correct. We filed a motion to dismiss the lawsuit in the Ingham County Circuit Court due to the pending request at the MPSC in regard to the PSCR plan case. In February 2004, the judge ruled on the motion and deferred to the primary jurisdiction of the MPSC. This ruling effectively suspends the lawsuit until the MPSC rules. Although only eight qualifying facilities have raised the issue, the same energy charge methodology is used in the PPA with the MCV Partnership and in approximately 20 additional power purchase agreements with us, representing a total of 1,670 MW of electric capacity. We cannot predict the outcome of this matter.

CONSUMERS' ELECTRIC UTILITY RESTRUCTURING MATTERS

      ELECTRIC RESTRUCTURING LEGISLATION: In June 2000, the Michigan legislature passed electric utility restructuring legislation known as the Customer Choice Act. This act:

      - allows all customers to choose their electric generation supplier effective January 1, 2002,

      - provides a one-time five percent residential electric rate reduction,

      - froze all electric rates through December 31, 2003, and established a rate cap for residential customers through at least December 31, 2005, and a rate cap for small commercial and industrial customers through at least December 31, 2004,

      - allows deferred recovery of an annual return of and on capital expenditures in excess of depreciation levels incurred during and before the rate freeze-cap period,

      - allows for the use of Securitization bonds to refinance qualified costs,

      - allows recovery of net Stranded Costs and implementation costs incurred as a result of the passage of the act,

      - requires Michigan utilities to join a FERC-approved RTO or sell their interest in transmission facilities to an independent transmission owner,

      - requires Consumers, Detroit Edison, and AEP to jointly expand their available transmission capability by at least 2,000 MW, and

      - establishes a market power supply test that, if not met, may require transferring control of generation resources in excess of that required to serve retail sales requirements.

      The following summarizes our status under the last three provisions of the Customer Choice Act. First, we chose to sell our interest in our transmission facilities to an independent transmission owner in order to comply with the Customer Choice Act; for additional details regarding the sale of the transmission facility, see "Transmission Sale" within this section. Second, in July 2002, the MPSC issued an order approving our plan to achieve the increased transmission capacity required under the Customer Choice Act. The MPSC found that once the planned projects were completed and verification was submitted, a utility was in technical compliance. We have completed the transmission capacity projects identified in the plan and have submitted verification of this fact to the MPSC. We believe we are in full compliance. Lastly, in September 2003, the MPSC issued an order finding that we are in compliance with the market power supply test set forth in the Customer Choice Act.

      ELECTRIC ROA PLAN: In 1998, we submitted a plan for electric ROA to the MPSC. In March 1999, the MPSC issued orders generally supporting the plan. The Customer Choice Act states that the MPSC orders issued before June 2000 are in compliance with this act and enforceable by the MPSC. Those MPSC orders:

      -     allow electric customers to choose their supplier,

      - authorize recovery of net Stranded Costs from ROA customers and implementation costs from all customer classes, and

      -     confirm any voluntary commitments of electric utilities.

      The MPSC approved revised tariffs that establish the rates, terms, and conditions under which retail customers are permitted to choose an electric supplier. These revised tariffs allow ROA customers, upon as little as 30 days notice to us, to return to our generation service at current tariff rates. If any class of customers' (residential, commercial, or industrial) ROA load reaches ten percent of our total load for that class of customers, then returning ROA customers for that class must give 60 days notice to return to our generation service at current tariff rates. However, we may not have capacity available to serve returning ROA customers that is sufficient or reasonably priced. As a result, we may be forced to purchase electricity on the spot market at higher prices than we can recover from our customers during the rate cap periods.

      We cannot predict the total amount of electric supply load that may be lost to competitor suppliers. As of March 2004, alternative electric suppliers are providing 735 MW of load. This amount represents nine percent of the total distribution load and an increase of 42 percent compared to March 2003.

      We cannot predict whether the Stranded Cost recovery method adopted by the MPSC will be applied in a manner that will fully offset any associated margin loss from ROA. In February 2004, the MPSC issued an order on Detroit Edison's request for rate relief for costs associated with customers leaving under electric customer choice. The MPSC order allows Detroit Edison to charge a transition surcharge of approximately 0.4 cent per kWh to ROA customers and eliminates securitization offsets of 0.7 cents per kWh for primary service customers and 0.9 cents per kWh for secondary service customers. We are seeking similar recovery of Stranded Costs due to ROA customers leaving our system and are encouraged by this ruling.

      ELECTRIC RESTRUCTURING PROCEEDINGS: Below is a discussion of our electric restructuring proceedings. They are:

      -     Securitization,

      -     Stranded Costs,

      -     implementation costs, and

      -     transmission.

      Securitization: The Customer Choice Act allows for the use of Securitization bonds to refinance certain qualified costs. Since Securitization involves issuing bonds secured by a revenue stream from rates collected directly from customers to service the bonds, Securitization bonds typically have a higher credit rating than conventional utility corporate financing. In 2000 and 2001, the MPSC issued orders authorizing us to issue Securitization bonds. We issued our first Securitization bonds in late 2001. Securitization resulted in:

      -     lower interest costs, and

      -     longer amortization periods for the securitized assets.

      We will recover the repayment of principal, interest, and other expenses relating to the bond issuance through a Securitization charge and a tax charge that began in December 2001. These charges are subject to an annual true up until one year prior to the last scheduled bond maturity date, and no more than quarterly thereafter. The December 2003 true up modified the total Securitization and related tax charges from 1.746 mills per kWh to 1.718 mills per kWh. There will be no impact on customer bills from Securitization for most of our electric customers until the Customer Choice Act cap period expires, and an electric rate case is processed. Securitization charge collections, $50 million for the twelve months ended December 31, 2003, and $52 million for the twelve months ended December 31, 2002, are remitted to a trustee. Securitization charge collections are restricted to the repayment of the principal and interest on the Securitization bonds and payment of the ongoing expenses of Consumers Funding. Consumers Funding is legally separate from Consumers. The assets and income of Consumers Funding, including the securitized property, are not available to creditors of Consumers or CMS Energy.

      In March 2003, we filed an application with the MPSC seeking approval to issue additional Securitization bonds. In June 2003, the MPSC issued a financing order authorizing the issuance of Securitization bonds in the amount of $554 million. This amount relates to Clean Air Act expenditures and associated return on those expenditures through December 31, 2002; ROA implementation costs, and previously authorized return on those expenditures through December 31, 2000; and other up front qualified costs related to issuance of the Securitization bonds. The MPSC rejected the portion of the application related to pension costs. The MPSC based its decision on the reasoning that a rebounding economy and stock market could potentially reverse recent Pension Plan losses. Also, the MPSC rejected Palisades expenditures previously not securitized as eligible securitized costs; therefore, these costs will be included in a future electric rate case proceeding with the MPSC and as a component of the 2002 net Stranded Cost calculation. In July 2003, we filed for rehearing and clarification on a number of features in the financing order.

      In December 2003, the MPSC issued its order on rehearing, which rejected our requests for clarification and modification to the dividend payment restriction, failed to rule directly on the accounting clarifications requested, and remanded the proceeding to the ALJ for additional proceedings to address rate design. We filed testimony regarding the remanded proceeding in February 2004. The financing order will become effective after acceptance by us and resolution of any appeals.

      Stranded Costs: The Customer Choice Act allows electric utilities to recover their net Stranded Costs, without defining the term. The Act directs the MPSC to establish a method of calculating net Stranded Costs and of conducting related true-up adjustments. In December 2001, the MPSC Staff recommended a methodology, which calculated net Stranded Costs as the shortfall between:

      - the revenue required to cover the costs associated with fixed generation assets and capacity payments associated with purchase power agreements, and

      - the revenues received from customers under existing rates available to cover the revenue requirement.

      We are authorized by the MPSC to use deferred accounting to recognize the future recovery of costs determined to be stranded. According to the MPSC, net Stranded Costs are to be recovered from ROA customers through a Stranded Cost transition charge. However, the MPSC has not yet allowed such a transition charge and we have not recorded regulatory assets to recognize the future recovery of such costs.

      In 2002 and 2001, the MPSC issued orders finding that we experienced zero net Stranded Costs from 1999 to 2001. The MPSC also declined to resolve numerous issues regarding the net Stranded Cost methodology in a way that would allow a reliable prediction of the level of Stranded Costs for future years. We are currently in the process of appealing these orders with the Michigan Court of Appeals and the Michigan Supreme Court.

      In March 2003, we filed an application with the MPSC seeking approval of net Stranded Costs incurred in 2002, and for approval of a net Stranded Cost recovery charge. Our net Stranded Costs incurred in 2002 are estimated to be $38 million with the issuance of Securitization bonds that include Clean Air Act investments, or $85 million without the issuance of Securitization bonds that include Clean Air Act investments. The MPSC scheduled hearings for our 2002 Stranded Cost application to take place during the second quarter of 2004.

      Once a final financing order on Securitization is reached, we will know the amount of our request for net Stranded Cost recovery for 2002. We cannot predict how the MPSC will rule on our request for the recoverability of Stranded Costs.

      Implementation Costs: Since 1997, we have incurred significant electric utility restructuring implementation costs. The Customer Choice Act allows electric utilities to recover their implementation costs. The following table outlines the applications filed by us with the MPSC and the status of recovery for these costs.

   YEAR FILED      YEAR INCURRED      REQUESTED    PENDING    ALLOWED     DISALLOWED
--------------     -------------      ---------    -------    -------     ----------
                                             IN MILLIONS
1999..........      1997 & 1998        $  20        $ --    $      15     $       5
2000..........             1999           30          --           25             5
2001..........             2000           25          --           20             5
2002..........             2001            8          --            8            --
2003..........             2002            2           2      Pending       Pending

      The MPSC disallowed certain costs, determining that these amounts did not represent costs incremental to costs already reflected in electric rates. In the order received for the year 2001, the MPSC also reserved the right to reevaluate the implementation costs depending upon the progress and success of the ROA program, and ruled that due to the rate freeze imposed by the Customer Choice Act, it was premature to establish a cost recovery method for the allowable implementation costs. In addition to the amounts shown above, we incurred and deferred as a regulatory asset, as of December 31, 2003, $2 million of additional implementation costs and $19 million for the cost of money associated with total implementation costs. We believe the implementation costs and associated cost of money are fully recoverable in accordance with the Customer Choice Act. Cash recovery from customers is expected to begin after the rate cap period expires. The rate cap expired for large commercial and industrial customers on December 31, 2003. We have asked to include implementation costs through December 31, 2000 in the pending Securitization case. If approved, the sale of Securitization bonds will allow for the recovery of a significant portion of these costs. We cannot predict the amount the MPSC will approve as allowable costs.

      Also, we are pursuing authorization at the FERC for MISO to reimburse us for $8 million in certain electric utility restructuring implementation costs related to our former participation in the development of the Alliance RTO, a portion of which has been expensed. In May 2003, the FERC issued an order denying MISO's request for authorization to reimburse us. In June 2003, we filed a joint petition with MISO for rehearing with the FERC, which the FERC denied in September 2003. We appealed the FERC ruling at the United States Court of Appeals for the District of Columbia and are pursuing other potential means of recovery at the FERC. In conjunction with our appeal of the September order denying recovery, MISO agreed to file a request with the FERC seeking authority to reimburse METC. As part of the contract for the sale of our former transmission system, should the FERC approve the new MISO filing, METC is contractually obligated to flow-through to us the full amount of any Alliance RTO start-up costs that it is authorized to recover by FERC. We cannot predict the outcome of the appeal process, the MISO request, or the ultimate amount, if any, FERC will allow us to collect for implementation costs.

      Transmission Rates: Our application of JOATT transmission rates to customers during past periods is under FERC review. The rates included in these tariffs were applied to certain transmission transactions affecting both Detroit Edison's and our transmission systems between 1997 and 2002. We believe our reserve is sufficient to satisfy our refund obligation to any of our former transmission customers under our former JOATT.

      TRANSMISSION SALE: In May 2002, we sold our electric transmission system for $290 million to MTH, a non-affiliated limited partnership whose general partner is a subsidiary of Trans-Elect, Inc. The pretax gain was $31 million ($26 million, net of tax). We are currently in arbitration with MTH regarding property tax items used in establishing the selling price of our electric transmission system. We cannot predict whether the remaining open items will impact materially the recorded gain on the sale.

      As a result of the sale, after-tax earnings have decreased due to a loss of revenue from wholesale and ROA customers who will buy services directly from MTH.

      METC has completed the capital program to expand the transmission system's capability to import electricity into Michigan, as required by the Customer Choice Act. We will continue to maintain the system until May 1, 2007 under a contract with METC.

      Under an agreement with MTH, transmission rates charged to us are fixed by contract at current levels through December 31, 2005, and are subject to FERC ratemaking thereafter. However, we are subject to certain additional MISO surcharges, which are estimated to be $15 million in 2004.

CONSUMERS' ELECTRIC UTILITY RATE MATTERS

      AUGUST 14, 2003 BLACKOUT: On August 14, 2003, the electric transmission grid serving parts of the Midwest and the Northeast experienced a significant disturbance that impacted electric service to millions of homes and businesses. Approximately 100,000 of our 1.7 million electric customers were without power for approximately 24 hours as a result of the disturbance. We incurred $1 million of immediate expense as a result of the blackout. We continue to cooperate with investigations of the blackout by several federal and state agencies. We cannot predict the outcome of these investigations.

      In November 2003, the MPSC released its report on the blackout. The MPSC report found no evidence to suggest that the events in Michigan or actions taken by the Michigan utilities or transmission operators were factors contributing to the cause of the blackout. Also in November 2003, the United States and Canadian power system outage task force preliminarily reported that the primary cause of the blackout was due to transmission line contact with trees in areas outside of Consumers' operating territory. In December 2003, the MPSC issued an order requiring Michigan investor-owned utilities to file reports by April 1, 2004, on the status of the transmission and distribution lines used to serve their customers, including details on vegetation trimming practices in calendar year 2003. Consumers intends to comply with the MPSC's request.

      In February 2004, the Board of Trustees of NERC approved recommendations to improve electric transmission reliability. The key recommendations are as follows:

      -     strengthen the NERC compliance enforcement program,

      -     evaluate vegetation management procedures, and

      -     improve technology to prevent or mitigate future blackouts.

      These recommendations require transmission operators, which Consumers is not, to submit annual reports on vegetation management beginning March 2005 and improve technology over various milestones throughout 2004. These recommendations could result in increased transmission costs payable by transmission customers in the future. The financial impacts of these recommendations are not currently quantifiable.

      PERFORMANCE STANDARDS: Electric distribution performance standards developed by the MPSC were in proposal status during 2002 and 2003. The performance standards were placed into Michigan law in January 2004 and became effective on February 9, 2004. They relate to restoration after an outage, safety, and customer relations. During 2002 and 2003, Consumers monitored and reported to the MPSC its performance relative to the performance standards. Year-end results for both 2002 and 2003 resulted in compliance with the acceptable level of performance as established by the approved standards.

      Financial incentives and penalties are contained within the performance standards. An incentive is possible if all of the established performance standards have been exceeded for a calendar year. However, the value of such incentive cannot be determined at this point as the performance standards do not contain an approved incentive mechanism. Financial penalties in the form of customer credits are also possible. These customer credits are based on duration and repetition of outages. We cannot predict the likely effects of the financial incentive or penalties, if any, on us.

      POWER SUPPLY COSTS: We were required to provide backup service to ROA customers on a best efforts basis. In October 2003, we provided notice to the MPSC that we would terminate the provision of backup service in accordance with the Customer Choice Act, effective January 1, 2004.

      To reduce the risk of high electric prices during peak demand periods and to achieve our reserve margin target, we employ a strategy of purchasing electric call option and capacity and energy contracts for the physical delivery of electricity primarily in the summer months and to a lesser degree in the winter months. As of December 31, 2003, we purchased capacity and energy contracts partially covering the estimated reserve margin requirements for 2004 through 2007. As a result, we have recognized an asset of $20 million for unexpired capacity and energy contracts. Currently, we have a reserve margin of 5 percent, or supply resources equal to 105 percent of projected summer peak load for summer 2004. We are in the process of securing the additional capacity needed to meet our summer 2004 reserve margin target of 11 percent (111 percent of projected summer peak load). The total premium costs of electricity call option and capacity and energy contracts for 2003 were approximately $10 million.

      As a result of meeting the transmission capability expansion requirements and the market power test, as discussed in this note, we have met the requirements under the Customer Choice Act to return to the PSCR process. The PSCR process provides for the reconciliation of actual power supply costs with power supply revenues. This process assures recovery of all reasonable and prudent power supply costs actually incurred by us. In September 2003, we submitted a PSCR filing to the MPSC that reinstates the PSCR process for customers whose rates are no longer frozen or capped as of January 1, 2004. The proposed PSCR charge allows us to recover a portion of our increased power supply costs from large commercial and industrial customers, and subject to the overall rate cap, from other customers. We estimate the recovery of increased power supply costs from large commercial and industrial customers to be approximately $30 million in 2004. As allowed under current regulation, we self-implemented the proposed PSCR charge on January 1, 2004. The revenues received from the PSCR charge are also subject to subsequent reconciliation at the end of the year after actual costs have been reviewed for reasonableness and prudence. We cannot predict the outcome of this filing.

OTHER CONSUMERS' ELECTRIC UTILITY UNCERTAINTIES

      THE MIDLAND COGENERATION VENTURE: The MCV Partnership, which leases and operates the MCV Facility, contracted to sell electricity to Consumers for a 35-year period beginning in 1990 and to supply electricity and steam to Dow. We hold, through two wholly owned subsidiaries, the following assets related to the MCV Partnership and MCV Facility:

      - CMS Midland owns a 49 percent general partnership interest in the MCV Partnership, and

      - CMS Holdings holds, through FMLP, a 35 percent lessor interest in the MCV Facility.

      Our consolidated retained earnings include undistributed earnings from the MCV Partnership, which at December 31, 2003 are $245 million and at December 31, 2002 are $226 million.

SUMMARIZED STATEMENTS OF INCOME FOR CMS MIDLAND AND CMS HOLDINGS

                                                                        YEARS ENDED
                                                                        DECEMBER 31
                                                                    ------------------
                                                                     2003  2002   2001
                                                                    ----- ------ -----
                                                                       IN MILLIONS
Earnings from equity method investees.............................  $  42 $   52 $  38
Operating expenses, taxes and other...............................     22     18    13
                                                                    ----- ------ -----
Income before cumulative effect of accounting change..............  $  20 $   34 $  25
Cumulative effect of change in method of accounting for
  derivatives, net of $10 million tax expense in 2002 (Note 15)...     --     18    --
                                                                    ----- ------ -----
Net income........................................................  $  20 $   52 $  25
                                                                    ===== ====== =====

      Power Supply Purchases from the MCV Partnership: Our annual obligation to purchase capacity from the MCV Partnership is 1,240 MW through the term of the PPA ending in 2025. The PPA requires us to pay, based on the MCV Facility's availability, a levelized average capacity charge of 3.77 cents per kWh and a fixed energy charge. We also pay a variable energy charge based on our average cost of coal consumed for all kWh delivered. Effective January 1999, we reached a settlement agreement with the MCV Partnership that capped payments made on the basis of availability that may be billed by the MCV Partnership at a maximum
98.5 percent availability level.

      Since January 1993, the MPSC has permitted us to recover capacity charges averaging 3.62 cents per kWh for 915 MW, plus fixed and variable energy charges. Since January 1996, the MPSC has also permitted us to recover capacity charges for the remaining 325 MW of contract capacity with an initial average charge of
2.86 cents per kWh increasing periodically to an eventual 3.62 cents per kWh by 2004 and thereafter. However, due to the frozen retail rates required by the Customer Choice Act, the capacity charge for the 325 MW was frozen at 3.17 cents per kWh until December 31, 2003. Recovery of both the 915 MW and 325 MW portions of the PPA are subject to certain limitations discussed below.

      In 1992, we recognized a loss and established a liability for the present value of the estimated future underrecoveries of power supply costs under the PPA based on MPSC cost-recovery orders. The remaining liability associated with the loss totaled $27 million at December 31, 2003, $53 million at December 31, 2002, and $77 million at December 31, 2001. We expect the PPA liability to be depleted in late 2004.

      We estimate that 51 percent of the actual cash underrecoveries for 2004 will be charged to the PPA liability, with the remaining portion charged to operating expense as a result of our 49 percent ownership in the MCV Partnership. We will expense all cash underrecoveries directly to income once the PPA liability is depleted. If the MCV Facility's generating availability remains at the maximum 98.5 percent level, our cash underrecoveries associated with the PPA could be as follows:

                                                  2004  2005  2006  2007
                                                  ----  ----  ----  ----
                                                       IN MILLIONS
Estimated cash underrecoveries at 98.5%.......   $  56 $  56 $  55 $   39
Amount to be charged to operating expense.....      29    56    55     39
Amount to be charged to PPA liability.........      27    --    --     --

      Beginning January 1, 2004, the rate freeze for large industrial customers was no longer in effect and we returned to the PSCR process. Under the PSCR process, we will recover from our customers the capacity and fixed energy charges based on availability, up to an availability cap of 88.7 percent as established in previous MPSC orders.

      Effects on Our Ownership Interest in the MCV Partnership and MCV Facility:
As a result of returning to the PSCR process, we returned to dispatching the MCV Facility on a fixed load basis, as permitted by the MPSC, in order to maximize recovery of our capacity payments. This fixed load dispatch increases the MCV Facility's output and electricity production costs, such as natural gas. As the spread between the MCV Facility's variable electricity production costs and its energy payment revenue widens, the MCV's Partnership's financial performance and our equity interest in the MCV Partnership may be affected negatively.

      Under the PPA, variable energy payments to the MCV Partnership are based on the cost of coal burned at our coal plants and operation and maintenance expenses. However, the MCV Partnership's costs of producing electricity are tied to the cost of natural gas. Because natural gas prices have increased substantially in recent years, while the price the MCV Partnership can charge us for energy has not, the MCV Partnership's financial performance has been impacted negatively.

      Until September 2007, the PPA and settlement require us to pay capacity and fixed energy charges based on the MCV Facility's actual availability up to the 98.5 percent cap. After September 2007, we expect to exercise the regulatory out provision in the PPA, limiting our capacity and fixed energy payments to the MCV Partnership to the amount collected from our customers. The MPSC's future actions on the capacity and fixed energy payments recoverable from customers subsequent to September 2007 may affect negatively the earnings of the MCV Partnership and the value of our equity interest in the MCV Partnership.

      In February 2004, we filed a resource conservation plan with the MPSC that is intended to help conserve natural gas and thereby improve our equity investment in the MCV Partnership. This plan seeks approval to:

      - dispatch the MCV Facility on an economic basis depending on natural gas market prices without increased costs to electric customers,

      - give Consumers a priority right to buy excess natural gas as a result of the reduced dispatch of the MCV Facility, and

      - fund $5 million annually for renewable energy sources such as wind power projects.

      The resource conservation plan will reduce the MCV Facility's annual natural gas consumption by an estimated 30 to 40 billion cubic feet. This decrease in the quantity of high-priced natural gas consumed by the MCV Facility will benefit Consumers' ownership interest in the MCV Partnership. The amount of PPA capacity and fixed energy payments recovered from retail electric customers would remain capped at 88.7 percent. Therefore, customers will not be charged for any increased power supply costs, if they occur. Consumers and the MCV Partnership have reached an agreement that the MCV Partnership will reimburse Consumers for any incremental power costs incurred to replace the reduction in power dispatched from the MCV Facility. We requested that the MPSC provide interim approval while it conducts a full review of the plan. The MPSC has scheduled a prehearing conference with respect to the MCV resource conservation plan for April 2004. We cannot predict if or when the MPSC will approve our request.

      The two most significant variables in the analysis of the MCV Partnership's future financial performance are the forward price of natural gas for the next 22 years and the MPSC's decision in 2007 or beyond on our recovery of capacity payments. Natural gas prices have been historically volatile. Presently, there is no consensus in the marketplace on the price or range of prices of natural gas in the short term or beyond the next five years. Therefore, we cannot predict the impact of these issues on our future earnings, cash flows, or on the value of our equity interest in the MCV Partnership.

      NUCLEAR MATTERS: Big Rock: Significant progress continues to be made in the decommissioning of Big Rock. We submitted the License Termination Plan to the NRC staff for review in April 2003. System dismantlement and building demolition are on schedule to return the 560-acre site to a natural setting for unrestricted use in early 2006. The NRC and Michigan Department of Environmental Quality continue to find that all decommissioning activities at Big Rock are being performed in accordance with applicable regulatory and license requirements.

      Seven transportable dry casks have been loaded with spent nuclear fuel and an eighth cask has been loaded with high-level radioactive waste material. These dry casks will remain onsite until the DOE moves the material to a national spent nuclear fuel repository.

      Palisades: In July 2003, the NRC completed its mid-cycle plant performance assessment of Palisades. The mid-cycle assessment for Palisades covered the period from January 1, 2003 through the end of July 2003. The NRC determined that Palisades was operated in a manner that preserved public health and safety and fully met all cornerstone objectives. Based on the plant's performance, only regularly scheduled inspections are planned through September 2004.

      The amount of spent nuclear fuel exceeds Palisades' temporary onsite storage pool capacity. We are using dry casks for temporary onsite storage. As of December 31, 2003, we have loaded 18 dry casks with spent nuclear fuel and we will need to load additional dry casks by the fall of 2004 in order to continue operation. Palisades currently has three empty dry casks onsite, with storage pad capacity for up to seven additional loaded dry casks. We anticipate that transportable dry casks, along with more storage pad capacity, will be available by fall 2004.

      DOE Litigation: In 1997, a U.S. Court of Appeals decision confirmed that the DOE was to begin accepting deliveries of spent nuclear fuel for disposal by January 1998. Subsequent U.S. Court of Appeals litigation, in which we and other utilities participated, has not been successful in producing more specific relief for the DOE's failure to accept the spent nuclear fuel.

      There are two court decisions that support the right of utilities to pursue damage claims in the United States Court of Claims against the DOE for failure to take delivery of spent nuclear fuel. A number of utilities have initiated litigation in the United States Court of Claims; we filed our complaint in December 2002. If our litigation against the DOE is successful, we anticipate future recoveries from the DOE. The recoveries will be used to pay the cost of spent nuclear fuel storage until the DOE takes possession as required by law. We can make no assurance that the litigation against the DOE will be successful.

      In July 2002, Congress approved and the President signed a bill designating the site at Yucca Mountain, Nevada, for the development of a repository for the disposal of high-level radioactive waste and spent nuclear fuel. The next step will be for the DOE to submit an application to the NRC for a license to begin construction of the repository. The application and review process is estimated to take several years.

      Spent nuclear fuel complaint: In March 2003, the Michigan Environmental Council, the Public Interest Research Group in Michigan, and the Michigan Consumer Federation filed a complaint with the MPSC, which was served on us by the MPSC in April 2003. The complaint asks the MPSC to initiate a generic investigation and contested case to review all facts and issues concerning costs associated with spent nuclear fuel storage and disposal. The complaint seeks a variety of relief with respect to Consumers, Detroit Edison, Indiana & Michigan Electric Company, Wisconsin Electric Power Company, and Wisconsin Public Service Corporation. The complaint states that amounts collected from customers for spent nuclear storage and disposal should be placed in an independent trust. The complaint also asks the MPSC to take additional actions. In May 2003, Consumers and other named utilities each filed motions to dismiss the complaint. We are unable to predict the outcome of this matter.

      Insurance: We maintain nuclear insurance coverage on our nuclear plants. At Palisades, we maintain nuclear property insurance from NEIL, totaling $2.750 billion and insurance that would partially cover the cost of replacement power during certain prolonged accidental outages. Because NEIL is a mutual insurance company, we could be subject to assessments of up to $26 million in any policy year if insured losses in excess of NEIL's maximum policyholders surplus occur at our, or any other member's, nuclear facility. NEIL's policies include coverage for acts of terrorism.

      At Palisades, we maintain nuclear liability insurance for third-party bodily injury and off-site property damage resulting from a nuclear hazard for up to approximately $10.862 billion, the maximum insurance liability limits established by the Price-Anderson Act. The United States Congress enacted the Price-Anderson Act to provide financial liability protection for those parties who may be liable for a nuclear accident or incident. Part of the Price-Anderson Act's financial protection is a mandatory industry-wide program where owners of nuclear generating facilities could be assessed if a nuclear incident occurs at any nuclear generating facility. The maximum assessment against us could be $101 million per occurrence, limited to maximum annual installment payments of $10 million.

      We also maintain insurance under a program that covers tort claims for bodily injury to nuclear workers caused by nuclear hazards. The policy contains a $300 million nuclear industry aggregate limit. Under a previous insurance program providing coverage for claims brought by nuclear workers, we remain responsible for a maximum assessment of up to $6 million.

      Big Rock remains insured for nuclear liability by a combination of insurance and a NRC indemnity totaling $544 million and a nuclear property insurance policy from NEIL.

      Insurance policy terms, limits, and conditions are subject to change during the year as we renew our policies.

      COMMITMENTS FOR FUTURE PURCHASES: We enter into a number of unconditional purchase obligations that represent normal business operating contracts. These contracts are used to assure an adequate supply of goods and services necessary for the operation of our business and to minimize exposure to market price fluctuations. We believe that these future costs are prudent and reasonably assured of recovery in future rates.

      Coal Supply and Transportation: We have entered into coal supply contracts with various suppliers for our coal-fired generating stations. Under the terms of these agreements, we are obligated to take physical delivery of the coal and make payment based upon the contract terms. Our coal supply contracts expire from 2004 to 2005, and total an estimated $177 million. Our coal transportation contracts expire from 2004 to 2007, and total an estimated $139 million. Long-term coal supply contracts account for approximately 60 to 90 percent of our annual coal requirements. In 2003, coal purchases totaled $265 million of which $207 million (78 percent of the tonnage requirement) was under long-term contract. We supplement our long-term contracts with spot-market purchases.

      Power Supply, Capacity, and Transmission: As of December 31, 2003, we had future unrecognized commitments to purchase power transmission services under fixed price forward contracts for 2004 and 2005 totaling $8 million. We also had commitments to purchase capacity and energy under long-term power purchase agreements with various generating plants including the MCV Facility. These contracts require monthly capacity payments based on the plants' availability or deliverability. These payments for 2004 through 2030 total an estimated $14.483 billion, undiscounted, which includes $11.381 billion related to the MCV Facility. These payments exclude the obligations that Consumers has with the Genesee, Grayling, and Filer City generating plants because these entities are consolidated for CMS Energy under FASB Interpretation No. 46. This amount may vary depending upon plant availability and fuel costs. If a plant was not available to deliver electricity to us, then we would not be obligated to make the capacity payment until the plant could deliver.

CONSUMERS' GAS UTILITY CONTINGENCIES

      GAS ENVIRONMENTAL MATTERS: We expect to have investigation and remedial costs at a number of sites under the Michigan Natural Resources and Environmental Protection Act, a Michigan statute that covers environmental activities including remediation. These sites include 23 former manufactured gas plant facilities. We operated the facilities on these sites for some part of their operating lives. For some of these sites, we have no current ownership or may own only a portion of the original site. We have completed initial investigations at the 23 sites. We will continue to implement remediation plans for sites where we have received MDEQ remediation plan approval. We will also work toward resolving environmental issues at sites as studies are completed.

      We have estimated our costs for investigation and remedial action at all 23 sites using the Gas Research Institute-Manufactured Gas Plant Probabilistic Cost Model. We expect our remaining costs to be between $37 million and $90 million. The range reflects multiple alternatives with various assumptions for resolving the environmental issues at each site. The estimates are based on discounted 2003 costs using a discount rate of three percent. The discount rate represents a ten-year average of U.S. Treasury bond rates reduced for increases in the consumer price index. We expect to fund most of these costs through insurance proceeds and through MPSC approved rates charged to our customers. As of December 31, 2003, we have recorded a liability of $44 million, net of $38 million of expenditures incurred to date, and a regulatory asset of $67 million. Any significant change in assumptions, such as an increase in the number of sites, different remediation techniques, nature and extent of contamination, and legal and regulatory requirements, could affect our estimate of remedial action costs.

      In its November 2002 gas distribution rate order, the MPSC authorized us to continue to recover approximately $1 million of manufactured gas plant facilities environmental clean-up costs annually. This amount will continue to be offset by $2 million to reflect amounts recovered from all other sources. We defer and amortize, over a period of 10 years, manufactured gas plant facilities environmental clean-up costs above the amount currently included in rates. Additional amortization of the expense in our rates cannot begin until after a prudency review in a gas rate case.

CONSUMERS' GAS UTILITY RATE MATTERS

      GAS COST RECOVERY: The MPSC is required by law to allow us to charge customers for our actual cost of purchased natural gas. The GCR process is designed to allow us to recover all of our gas costs; however, the MPSC reviews these costs for prudency in an annual reconciliation proceeding. In June 2003, we filed a reconciliation of GCR costs and revenues for the 12-months ended March 2003. We proposed to recover from our customers approximately $6 million of under-recovered gas costs using a roll-in methodology. The roll-in methodology incorporates the GCR under-recovery in the next GCR plan year. The approach was approved by the MPSC in a November 2002 order.

      In January 2004, intervenors filed their positions in our 2003 GCR case. Their positions were that not all of our gas purchasing decisions were prudent during April 2002 through March 2003 and they proposed disallowances. In February 2004, the parties in the case reached a tentative settlement agreement that would result in a GCR disallowance of $11 million for the GCR period. Interest on the disallowed amount from April 1, 2003 through February 2004, at the Consumers' authorized rate of return, adds $1 million to the cost of the settlement. We believe this settlement agreement will be executed by the parties in the case in the near future and approved by the MPSC. A reserve was recorded in December 2003.

      In July 2003, the MPSC approved a settlement agreement authorizing us to increase our gas cost recovery for the remainder of the current GCR plan year (August 2003 through March 2004) and to apply a quarterly ceiling price adjustment, based on a formula that tracks changes in NYMEX natural gas prices. The terms of the settlement allow a GCR ceiling price of $6.11 per mcf. Our GCR is $5.36 per mcf for March 2004 bills.

      2003 GAS RATE CASE: In March 2003, we filed an application with the MPSC for a $156 million annual increase in our gas delivery and transportation rates that included a 13.5 percent return on equity. In September 2003, we filed an update to our gas rate case that lowered the requested revenue increase from $156 million to $139 million and reduced the return on common equity from 13.5 percent to 12.75 percent. The MPSC authorized an interim gas rate increase of $19 million annually. The interim increase is under bond and subject to refund if the final rate relief is a lesser amount. The interim increase order includes a $34 million reduction in book depreciation expense and related income taxes effective only during the period that we receive the interim relief. The MPSC order allowed us to increase our rates beginning December 19, 2003. As part of the interim order, Consumers agreed to restrict its dividend payments to CMS Energy, to a maximum of $190 million annually during the period that Consumers receives the interim relief. On March 5, 2004, the ALJ issued a Proposal for Decision recommending that the MPSC not rely upon the projected test year data included in our filing and supported by the MPSC Staff and further recommended that the application be dismissed. The MPSC is not bound by these recommendations and will consider the issues anew after receipt of exceptions and replies to the exception filed by the parties in response to the Proposal for Decision.

      2001 GAS DEPRECIATION CASE: In December 2003, we filed an update to our gas utility plant depreciation case originally filed in June 2001. This case is independent of the 2003 gas rate case. The original filing was based on December 2000 plant balances and historical data. The December 2003 filing updates the gas depreciation case to include December 2002 plant balances. The proposed depreciation rates, if approved, will result in an annual increase of $12 million in depreciation expense.

OTHER CONSUMERS' GAS UTILITY UNCERTAINTIES

      COMMITMENTS FOR GAS SUPPLIES: We enter into contracts to purchase gas and gas transportation from various suppliers for our natural gas business. These contracts have expiration dates that range from 2004 to 2007. Our 2003 gas purchases totaled 248 bcf at a cost of $1.379 billion. At the end of 2003, we estimate our gas purchases for 2004 to be 235 bcf, of which 22 percent is covered by existing fixed price contracts and 37 percent is covered by indexed price contracts that are subject to price variations. The remaining 2004 gas purchases will be made at market prices at the time of purchase.

OTHER CONSUMERS' UNCERTAINTIES

      In addition to the matters disclosed in this note, we are parties to certain lawsuits and administrative proceedings before various courts and governmental agencies arising from the ordinary course of business. These lawsuits and proceedings may involve personal injury, property damage, contractual matters, environmental issues, federal and state taxes, rates, licensing, and other matters.

      We have accrued estimated losses for certain contingencies discussed in this note. Resolution of these contingencies is not expected to have a material adverse impact on our financial position, liquidity, or results of operations.

OTHER UNCERTAINTIES

      INTEGRUM LAWSUIT: Integrum filed a complaint in Wayne County, Michigan Circuit Court in July 2003 against CMS Energy, Enterprises and APT. Integrum alleges several causes of action against APT, CMS Energy, and Enterprises in connection with an offer by Integrum to purchase the CMS Pipeline Assets. In addition to seeking unspecified money damages, Integrum is seeking an order enjoining CMS Energy and Enterprises from selling and APT from purchasing the CMS Pipeline Assets and an order of specific performance mandating that CMS Energy, Enterprises, and APT complete the sale of the CMS Pipeline Assets to APT and Integrum. A certain officer and director of Integrum is a former officer and director of CMS Energy, Consumers, and their subsidiaries. The individual was not employed by CMS Energy, Consumers or their subsidiaries when Integrum made the offer to purchase the CMS Pipeline Assets. CMS Energy believes that Integrum's claims are without merit. CMS Energy will defend itself vigorously but cannot predict the outcome of this lawsuit.

      CMS GENERATION-OXFORD TIRE RECYCLING: In an administrative order, the California Regional Water Control Board of the state of California named CMS Generation as a potentially responsible party for the clean up of the waste from the fire that occurred in September 1999 at the Filbin Tire Pile, which the State claims was owned by Oxford Tire Recycling of North Carolina, Inc. CMS Generation reached a settlement with the state, which the court approved, pursuant to which CMS Generation paid the state $5.5 million, $1.6 million of which it had paid the state prior to the settlement. CMS Generation continues to negotiate to have the insurance company pay a portion of the settlement amount, as well as a portion of its attorney fees.

      At the request of the DOJ in San Francisco, CMS Energy and other parties contacted by the DOJ in San Francisco entered into separate Tolling Agreements with the DOJ in San Francisco in September 2002. The Tolling Agreement stops the running of any statute of limitations during the ninety-day period between September 13, 2002 and (through several extensions of the tolling period) March 30, 2004, to facilitate settlement discussions between all the parties in connection with federal claims arising from the fire at the Filbin Tire Pile. On September 23, 2002, CMS Energy received a written demand from the U.S. Coast Guard for reimbursement of approximately $3.5 million in costs incurred by the U.S. Coast Guard in fighting the fire. It is CMS Energy's understanding that these costs, together with any accrued interest, are the sole basis of any federal claims. CMS Energy has reached an agreement in principle with the U.S. Coast Guard to settle this matter for $475,000.

      DEARBORN INDUSTRIAL GENERATION: In October 2001, Duke/Fluor Daniel (DFD) presented DIG with a change order to their construction contract and filed an action in Michigan state court claiming damages in the amount of $110 million, plus interest and costs, which DFD states represents the cumulative amount owed by DIG for delays DFD believes DIG caused and for prior change orders that DIG previously rejected. DFD also filed a construction lien for the $110 million. DIG, in addition to drawing down on three letters of credit totaling $30 million that it obtained from DFD, has filed an arbitration claim against DFD asserting in excess of an additional $75 million in claims against DFD. The judge in the Michigan state court case entered an order staying DFD's prosecution of its claims in the court case and permitting the arbitration to proceed. DFD has appealed the decision by the judge in the Michigan state court case to stay the litigation. DIG will continue to defend itself vigorously and pursue its claims. DIG cannot predict the outcome of this matter.

      DIG CUSTOMER DISPUTES: As a result of the continued delays in the DIG project becoming fully operational, DIG's customers, Ford Motor Company, and Rouge Industries, asserted claims that the continued delays relieve them of certain contractual obligations, totaling $43 million. In addition, Ford and/or Rouge asserted several other commercial claims against DIG relating to operation of the DIG plant. In February 2003, Rouge filed an Arbitration Demand against DIG and CMS MST Michigan L.L.C. with the American Arbitration Association. Rouge was seeking a total of approximately $27 million, plus additional accrued damages at the time of any award, plus interest. More specifically, Rouge was seeking at least $20 million under a Blast Furnace Gas Delivery Agreement in connection with DIG's purported failure to declare a Blast Furnace Gas Delivery Date within a reasonable time period, plus approximately $7 million for assorted damage claims under several legal theories. As part of this arbitration, DIG filed claims against Rouge and Ford, and Ford filed claims for unspecified amounts against DIG. In October 2003, Rouge filed bankruptcy under Chapter 11 of the United States Bankruptcy Code and as a result, the arbitration was subject to the automatic stay imposed by the Bankruptcy Code. OAO Severstal, which has acquired substantially all of Rouge's assets, has indicated it will continue operations at the Rouge site and will honor the contractual obligations to pay for the steam and electricity DIG and CMS MST Michigan L.L.C. provide. In January 2004, DIG and CMS MST Michigan L.L.C. entered into a settlement agreement with Ford and Rouge to resolve all outstanding claims between the parties, including the arbitration claims and DIG and CMS MST Michigan L.L.C.'s claims in the Rouge bankruptcy. The settlement was approved by the bankruptcy court. Under the settlement, Ford paid DIG $12 million cash and Rouge and Ford paid DIG and CMS MST Michigan L.L.C. a total of $3.8 million owed by Rouge for steam and electricity supplied to Rouge prior to the filing of the bankruptcy petition.

      DIG NOISE ABATEMENT LAWSUIT: In February 2003, DIG was served with a three-count first amended complaint filed in Wayne County Circuit Court in the matter of Ahmed, et al v. Dearborn Industrial Generation, LLC. The complaint seeks damages "in excess of $25,000" and injunctive relief based upon allegations of excessive noise and vibration created by operation of the power plant. The first amended complaint was filed on behalf of six named plaintiffs, all alleged to be adjacent or nearby resident or property owners. The damages alleged are injury to persons and property of the landowners. Certification of a class of "potentially thousands" who have been similarly affected is requested. DIG intends to defend this action aggressively but cannot predict the outcome of this matter.

      MCV EXPANSION, LLC: Under an agreement entered into with General Electric Company ("GE") in October 2002, MCV Expansion, LLC has a remaining contingent obligation to GE in the amount of $2.2 million that may become payable in the fourth quarter of 2004. The agreement provides that this contingent obligation is subject to a pro rata reduction under a formula based upon certain purchase orders being entered into with GE by June 30, 2003. MCV Expansion, LLC anticipates but cannot assure that purchase orders will be executed with GE sufficient to eliminate contingent obligations of $2.2 million.

      FORMER CMS OIL AND GAS OPERATIONS: A Michigan trial judge granted Star Energy, Inc. and White Pine Enterprises, LLC a declaratory judgment in an action filed in 1999 that claimed Terra Energy Ltd., a former CMS Oil and Gas subsidiary, violated an oil and gas lease and other arrangements by failing to drill wells it had committed to drill. A jury then awarded the plaintiffs a $7.6 million award. Terra appealed this matter to the Michigan Court of Appeals. The Michigan Court of Appeals reversed the trial court judgment with respect to the appropriate measure of damages and remanded the case for a new trial on damages. The trial judge reinstated the judgment against Terra and awarded Terra title to the minerals. CMS Energy will appeal this judgment.

      ARGENTINA ECONOMIC SITUATION: In January 2002, the Republic of Argentina enacted the Public Emergency and Foreign Exchange System Reform Act. This law repealed the fixed exchange rate of one U.S. dollar to one Argentine peso, converted all dollar-denominated utility tariffs and energy contract obligations into pesos at the same one-to-one exchange rate, and directed the President of Argentina to renegotiate such tariffs.

      Effective April 30, 2002, we adopted the Argentine peso as the functional currency for our Argentine investments. We had previously used the U.S. dollar as the functional currency for these investments. As a result, on April 30, 2002, we translated the assets and liabilities of our Argentine entities into U.S. dollars, in accordance with SFAS No. 52, using an exchange rate of 3.45 pesos per U.S. dollar, and recorded an initial charge to the Foreign Currency Translation component of Common Stockholders' Equity of approximately $400 million.

      While we cannot predict future peso-to-U.S. dollar exchange rates, we do expect that these non-cash charges reduce substantially the risk of further material balance sheet impacts when combined with anticipated proceeds from international arbitration currently in progress, political risk insurance, and the eventual sale of these assets. At December 31, 2003, the net foreign currency loss due to the unfavorable exchange rate of the Argentine peso recorded in the Foreign Currency Translation component of Common Stockholders' Equity using an exchange rate of 2.94 pesos per U.S. dollar was $264 million. This amount also reflects the effect of recording U.S. income taxes with respect to temporary differences between the book and tax basis of foreign investments, including the foreign currency translation associated with our Argentine investments, that were determined to no longer be essentially permanent in duration.

      OTHER: Certain CMS Gas Transmission and CMS Generation affiliates in Argentina received notice from various Argentine provinces claiming stamp taxes and associated penalties and interest arising from various gas transportation transactions. Although these claims total approximately $24 million, we believe the claims are without merit and will continue to contest them vigorously.

      CMS Generation does not currently expect to incur significant capital costs at its power facilities for compliance with current U.S. environmental regulatory standards.

      In addition to the matters disclosed in this Note, Consumers and certain other subsidiaries of CMS Energy are parties to certain lawsuits and administrative proceedings before various courts and governmental agencies arising from the ordinary course of business. These lawsuits and proceedings may involve personal injury, property damage, contractual matters, environmental issues, federal and state taxes, rates, licensing, and other matters.

      We have accrued estimated losses for certain contingencies discussed in this Note. Resolution of these contingencies is not expected to have a material adverse impact on our financial position, liquidity, or results of operations.

5: FINANCINGS AND CAPITALIZATION

      CMS Energy's Long-term debt as of December 31 follows:

                                                   INTEREST RATE (%)    MATURITY        2003        2002
                                                   -----------------    --------        ----        ----
                                                                                           IN MILLIONS
CMS ENERGY CORPORATION
  Senior notes................................            6.750               2004   $      --   $     287
                                                          7.625               2004         176         176
                                                          9.875               2007         468         468
                                                          8.900               2008         260         260
                                                          7.500               2009         409         409
                                                          7.750               2010         300          --
                                                          8.500               2011         300         300
                                                          8.375               2013          --         150
                                                          3.375(a)            2023         150          --
                                                                                     ---------   ---------
                                                                                         2,063       2,050
                                                                                     ---------   ---------

  General term notes:
    Series D..................................            6.938(b)(c)    2004-2008          65          94
    Series E..................................            7.788(b)(c)    2004-2009         139         227
    Series F..................................            7.487(b)(c)    2004-2016         292         298
                                                                                     ---------   ---------
                                                                                           496         619
                                                                                     ---------   ---------
  Extendible tenor rate adjusted securities...            7.000               2005         180         180
  Revolving credit facilities and other.......                                               7         320
                                                                                     ---------   ---------
       Total -- CMS Energy Corporation........                                           2,746       3,169
                                                                                     ---------   ---------

CONSUMERS ENERGY COMPANY
  First mortgage bonds........................            4.250               2008         250          --
                                                          4.800               2009         200          --
                                                          4.000               2010         250          --
                                                          5.375               2013         375          --
                                                          6.000               2014         200          --
                                                          7.375               2023         208         208
                                                                                     ---------   ---------
                                                                                         1,483         208
                                                                                     ---------   ---------
  Senior notes................................            6.000               2005         300         300
                                                          6.250               2006         332         332
                                                          6.375               2008         159         159
                                                          6.200               2008         --          250
                                                          6.875               2018         180         180
                                                          6.500(d)            2018         141         141
                                                          6.500(e)            2028         142         142
                                                                                     ---------   ---------
                                                                                         1,254       1,504
                                                                                     ---------   ---------
  Securitization bonds........................            5.097(c)      2005-2015          426         453
  Long-term bank debt.........................         Variable         2006-2009          200         328
  Nuclear fuel disposal liability.............                                 (f)         139         138
  Pollution control revenue bonds.............          Various         2010-2018          126         126
  Other.......................................                                               4           8
                                                                                     ---------   ---------
       Total -- Consumers Energy Company......                                           3,632       2,765
                                                                                     ---------   ---------

OTHER SUBSIDIARIES                                                                         191          84
                                                                                     ---------   ---------
Total principal amount outstanding............                                           6,569       6,018
  Current amounts.............................                                            (509)       (633)
  Net unamortized discount....................                                             (40)        (28)
                                                                                     ---------   ---------
Total consolidated long-term debt.............                                       $   6,020   $   5,357
                                                                                     =========   =========

(a) These notes are putable to CMS Energy by the note holders at par on July 15, 2008, July 15, 2013 and July 15, 2018, and are convertible at the holder's option into CMS Energy Common Stock at $10.671 per share under certain circumstances, none of which currently are probable to occur. CMS Energy intends to file a registration statement with the SEC by October 16, 2004, relating to the resale of the notes and the convertibility into common stock.

(b) $29 million Series D, $112 million Series E, and $104 million Series F have been called and redeemed through February 15, 2004.

(c)   Represents the weighted average interest rate at December 31, 2003.

(d) 2018 maturity is subject to successful remarketing by Consumers after June 15, 2005.

(e)   Callable at par.

(f)   Maturity date uncertain.

LONG-TERM DEBT-RELATED PARTIES:

      Long-term debt-related parties as of December 31, 2003 follows:

                      DEBENTURE AND RELATED PARTY                            INTEREST RATE    MATURITY     2003
------------------------------------------------------------------------- ----------------- ------------ ------
                                                                                       IN MILLIONS
Convertible subordinated debentures, CMS Energy Trust I..................        7.75%           2027    $  178
Subordinated deferrable interest notes, Consumers Power
  Company Financing I....................................................        8.36%           2015        73
Subordinated deferrable interest notes, Consumers Energy
  Company Financing II...................................................        8.20%           2027       124
Subordinated debentures, Consumers Energy Company Financing III..........        9.25%           2029       180
Subordinated debentures, Consumers Energy Company Financing IV...........        9.00%           2031       129
                                                                                                         ------
Total amount outstanding.................................................                                $  684
                                                                                                         ======

      DEBT ISSUANCES: The following is a summary of long-term debt issuances during 2003:

                               PRINCIPAL                                                      USE OF
      FACILITY TYPE          (IN MILLIONS)   ISSUE RATE   ISSUE DATE       MATURITY DATE     PROCEEDS     COLLATERAL
-----------------------      -------------   ----------   ----------       -------------     --------     ----------
CMS ENERGY
Senior notes(a).......         $   150           3.375%    July 2003        July 2023          (c)        Unsecured
Senior notes(b).......             300           7.750%    July 2003       August 2010         (c)        Unsecured

CONSUMERS ENERGY
Term loan.............             140         LIBOR +    March 2003        March 2009         GCP           FMB(h)
                                               475 bps
Term loan.............             150         LIBOR +    March 2003        March 2006         GCP           FMB(h)
                                               450 bps                    (paid off)(f)
FMB(i)................             375           5.375%   April 2003        April 2013         (d)              --
FMB(i)................             250           4.250%   April 2003        April 2008         (d)              --
FMB(i)................             250           4.000%    May 2003          May 2010          (e)              --
FMB(i)................             200           4.800%   August 2003     February 2009        (f)              --
FMB(i)................             200           6.000%   August 2003     February 2014        (f)              --
Term loan.............              60         LIBOR +   November 2003    November 2006        (g)           FMB(h)
                                               135 bps
                               -------
       Total..........         $ 2,075
                               =======

(bps -- basis points), (GCP -- General corporate purposes)

(a) These notes are putable to CMS Energy by the note holders at par on July 15, 2008, July 15, 2013 and July 15, 2018, and are convertible at the holder's option into CMS Energy Common Stock at $10.671 per share under certain circumstances, none of which currently are probable to occur. CMS Energy intends to file a registration statement with the SEC by October 16, 2004, relating to the resale of the notes and the convertibility into common stock.

(b) CMS Energy intends to file a registration statement with the SEC by March 14, 2004, to permit note holders to exchange their securities for ones that will be registered under the Securities Act of 1933.

(c) CMS Energy used the net proceeds to retire revolving debt and redeem a portion of a 6.75 percent Senior note due January 2004.

(d) Consumers used the net proceeds to fund the maturity of a $250 million bond, to fund a $32 million option call payment, and for general corporate purposes.

(e) Consumers used the net proceeds to prepay a portion of a term loan that was due to mature in July 2004.

(f) Consumers used the net proceeds to pay off a $150 million term loan, to pay off $50 million balance on a term loan that was due to mature in July 2004, and for general corporate purposes.

(g) Consumers used the net proceeds to purchase its headquarters building and pay off the capital lease.

(h) Refer to "Regulatory Authorization for Financings" below for details about Consumers' FERC debt authorization.

(i) Consumers filed a registration statement with the SEC in December 2003 to permit holders of these FMBs to exchange their bonds for FMBs that are registered under the Securities Act of 1933. The exchange offer was completed on February 13, 2004.

      DEBT MATURITIES: The aggregate annual maturities for long-term debt for the next five years are:

                             PAYMENTS DUE DECEMBER 31
                      ------------------------------------
                        2004     2005      2006      2007     2008
                      -------  -------   -------   -------   ------
                                      IN MILLIONS
Long-term debt......   $ 509    $ 696     $ 490     $ 516    $ 987

      DEBT COVENANT RESTRICTIONS: The indenture pursuant to our GTNs contains certain provisions that can trigger a limitation on our consolidated indebtedness. The limitation can be activated when our consolidated leverage ratio, as defined in the indenture (essentially the ratio of consolidated debt to consolidated capital), exceeds 0.75 to 1.0. At June 30 and September 30, 2003, our consolidated leverage ratio was 0.76 to 1.0. As a result, we were subject to certain debt limitations. At December 31, 2003, the ratio was 0.72 to 1, and we were no longer subject to the debt limitations.

      The indenture under which Senior notes are issued and certain other debt agreements contain provisions requiring us to maintain interest coverage ratios, and debt to earnings ratios. We were in compliance with these ratios, as defined, at December 31, 2003.

      CMS ENERGY CREDIT FACILITY: CMS Energy has a $185 million revolving credit facility with banks. This facility matures on May 21, 2005. This facility provides letter of credit support for Enterprises' subsidiary activities, principally credit support for project debt. Enterprises provides funds to cash collateralize the letters of credit issued through this facility. As of December 31, 2003, approximately $165 million of letters of credit were issued under this facility and the cash used to collateralize the letters of credit is included on the Consolidated Balance Sheet as Restricted cash.

      REGULATORY AUTHORIZATION FOR FINANCINGS: At December 31, 2003, Consumers had remaining FERC authorization to issue or guarantee up to $500 million of short-term securities and up to $700 million of short-term first mortgage bonds as collateral for such short-term securities.

      At December 31, 2003, Consumers had remaining FERC authorization to issue up to $740 million of long-term securities for refinancing or refunding purposes, $560 million of long-term securities for general corporate purposes, and $2 billion of long-term first mortgage bonds to be issued solely as collateral for other long-term securities.

      With the granting of authorization, FERC waived its competitive bid/negotiated placement requirements applicable to the long-term securities authorization. The authorizations expire on June 30, 2004.

      SHORT-TERM FINANCINGS: CMS Energy has a $190 million revolving credit facility with banks. The facility is secured by our investment in Enterprises and Consumers. The interest rate of the facility is LIBOR plus 325 basis points. This facility expires in November 2004. At December 31, 2003, all of the $190 million is available.

      Consumers has a $400 million revolving credit facility with banks. The facility is secured with first mortgage bonds. The interest rate of the facility is LIBOR plus 175 basis points. This facility expires in March 2004 with two annual extensions at Consumers' option, which would extend the maturity to March 2006. At December 31, 2003, $10 million of letters of credit are issued and outstanding under this facility and $390 million is available for general corporate purposes, working capital, and letters of credit.

      At December 31, 2002, Consumers had $457 million of bank notes outstanding at a weighted average interest rate of 4.50 percent.

      FIRST MORTGAGE BONDS: Consumers secures its first mortgage bonds by a mortgage and lien on substantially all of its property. Its ability to issue and sell securities is restricted by certain provisions in the first mortgage bond indenture, its articles of incorporation, and the need for regulatory approvals under federal law.

      POLLUTION CONTROL REVENUE BONDS: In January 2004, Consumers amended the PCRB indentures to add an auction rate interest mode and switched to that mode for the two floating rate bonds. Under the auction rate mode, the bonds' interest rate will be reset every 35 days. While in the auction rate mode, no letter of credit liquidity facility is required and investors do not have a put right.

      PREFERRED STOCK ISSUANCE: In December 2003, CMS Energy issued 5 million shares of 4.50 percent cumulative convertible preferred stock. Each share has a liquidation value of $50.00 and is convertible into CMS Energy common stock at the option of the holder under certain circumstances. The initial conversion price is $9.893 per share, which translates into 5.0541 shares of common stock for each share of preferred stock converted. The annual dividend of $2.25 per share is payable quarterly, in cash, in arrears commencing March 1, 2004. We used the net proceeds of $242 million to retire other long-term debt in January 2004 and February 2004. We have agreed to file a shelf registration with the SEC by November 5, 2004, covering resales of the preferred stock and of common stock issuable upon conversion of the preferred stock.

      SALE OF SUBSIDIARY INTEREST: In December 2003, we sold, in a private placement, a non-voting preferred interest in an indirect subsidiary of CMS Enterprises that owns certain gas pipeline and power generation assets. CMS Energy received $30 million for the preferred interest, of which $19 million has been recorded as an addition to other paid-in capital (deferred gain) and $11 million has been recorded as a preferred stock issuance.

      WARRANTS: We granted warrants to purchase 204,000 shares of our common stock to a third party and expensed $1 million in 2003. The warrants which are fully vested are exercisable for seven years at an exercise price of $8.25 per share.

      CAPITALIZATION: The authorized capital stock of CMS Energy consists of 250 million shares of CMS Energy Common Stock and 10 million shares of CMS Energy Preferred Stock, $.01 par value.

      PREFERRED STOCK OF SUBSIDIARY: The follow table describes Consumers' Preferred Stock outstanding:

                                                    OPTIONAL     NUMBER OF SHARES
                                                   REDEMPTION    ----------------
             DECEMBER 31                 SERIES       PRICE       2003      2002       2003      2002
------------------------------------     ------    ----------     ----      ----       ----      ----
                                                                                        IN MILLIONS
PREFERRED STOCK
  Cumulative, $100 par value,
   authorized 7,500,000 shares,
   with no mandatory redemption......    $  4.16   $  103.25      68,451    68,451      $  7     $  7
                                            4.50      110.00     373,148   373,148        37       37
                                                                                        ----     ----
TOTAL PREFERRED STOCK.................                                                  $ 44     $ 44
                                                                                        ====     ====

      COMPANY-OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF
SUBSIDIARIES: CMS Energy and Consumers each formed various statutory wholly owned business trusts for the sole purpose of issuing preferred securities and lending the gross proceeds to the parent companies. The sole assets of the trusts are debentures of the parent company with terms similar to those of the preferred security. Summarized information for company-obligated mandatorily redeemable preferred securities is as follows:

                                                                 AMOUNT
                                                               OUTSTANDING                       EARLIEST
            TRUST AND SECURITIES                        -----------------------                  OPTIONAL
                 DECEMBER 31                      RATE      2003        2002      MATURITY     REDEMPTION(B)
-------------------------------------------      ------ ----------- ----------- ------------ ---------------
                                                                           IN MILLIONS
CMS Energy Trust I(c).........................    7.75%   $ -- (a)     $  173       2027           2001
CMS Energy Trust III..........................    7.25%     -- (d)        220       2004           2003
Consumers Power Company Financing I, Trust
  Originated Preferred Securities.............    8.36%     -- (a)         70       2015           2000
Consumers Energy Company Financing II, Trust
  Originated Preferred Securities.............    8.20%     -- (a)        120       2027           2002
Consumers Energy Company Financing III, Trust
  Originated Preferred Securities.............    9.25%     -- (a)        175       2029           2004
Consumers Energy Company Financing IV, Trust
  Preferred Securities........................    9.00%     -- (a)        125       2031           2006
                                                          ----         ------
Total amount outstanding......................            $ --         $  883
                                                          ====         ======

--------

(a) We determined that we do not hold the controlling financial interest in our trust preferred security structures. Accordingly, those entities have been deconsolidated as of December 31, 2003. Company obligated Trust Preferred Securities totaling $663 million that were previously included in mezzanine equity, have been eliminated due to deconsolidation and are reflected in Long-term debt -- related parties. For additional details, see "Long-Term Debt -- Related Parties" within this Note and Note 17, Implementation of New Accounting Standards.

(b) The trusts must redeem the securities at a liquidation value of $25 per share ($50 per share for QUIPS (c)), which is equivalent to the carrying cost, plus accrued but unpaid distributions when the securities are paid at maturity or upon any earlier redemption. Prior to an early redemption date, the securities could be redeemed at market value.

(c) Represents 3,450,000 shares of Quarterly Income Preferred Securities (QUIPS) that are convertible into 1.2255 shares of CMS Energy Common Stock (equivalent to a conversion price of $40.80). Conversion is unlikely as of December 31, 2003, based on the market price of CMS Energy's Common Stock of $8.52. If conversion were to occur in the future, the securities would be converted into 4,227,975 shares of CMS Energy Common Stock. Effective July 2001, we can revoke the conversion rights if certain conditions are met.

(d) In August 2003, 8,800,000 units of outstanding 7.25 percent Premium Equity Participating Security Units (CMS Energy Trust III) were converted to 16,643,440 newly issued shares of CMS Energy Common Stock.

      Each trust receives payments on the debenture it holds. Those receipts are used to make cash distributions on the preferred securities the trust has issued.

      The securities allow CMS Energy and Consumers the right to defer interest payment on the debentures, and, as a consequence, the trusts would defer dividend payments on the preferred securities. Should the parent companies exercise this right, they cannot declare or pay dividends on, or redeem, purchase or acquire, any of their capital stock during the deferral period until all deferred dividends are paid in full.

      In the event of default, holders of the preferred securities would be entitled to exercise and enforce the trusts' creditor rights against CMS Energy and Consumers, which may include acceleration of the principal amount due on the debentures. The parent companies have issued certain guarantees with respect to payments on the preferred securities. These guarantees, when taken together with each parent company's obligations under the debentures, related indenture and trust documents, provide full and unconditional guarantees for the trust's obligations under the preferred securities.

      SALE OF ACCOUNTS RECEIVABLE: Under a revolving accounts receivable sales program, we currently sell certain accounts receivable to a wholly owned, consolidated, bankruptcy remote special purpose entity. In turn, the special purpose entity may sell an undivided interest in up to $325 million of the receivables. The amounts sold were $297 million at December 31, 2003 and $325 million at December 31, 2002. The Consolidated Balance Sheets exclude these amounts from accounts receivable. We continue to service the receivables sold. The purchaser of the receivables has no recourse against our other assets for failure of a debtor to pay when due and the purchaser has no right to any receivables not sold. No gain or loss has been recorded on the receivables sold and we retain no interest in the receivables sold.

      Certain cash flows received from and paid to us under our accounts receivable sales program are shown below:

                                                                    YEARS ENDED
                                                                    DECEMBER 31
                                                              --------------------
                                                                 2003       2002
                                                              ---------  ---------
                                                                   IN MILLIONS
Proceeds from sales (remittance of collections) under the
  program...................................................  $     (28) $      (9)
Collections reinvested under the program....................      4,361      4,080

      DIVIDEND RESTRICTIONS: Under the provisions of its articles of incorporation, at December 31, 2003, Consumers had $373 million of unrestricted retained earnings available to pay common dividends. However, covenants in Consumers' debt facilities cap common stock dividend payments at $300 million in a calendar year. Through December 31, 2003, we received the following common stock dividend payments from Consumers:

                                                            IN MILLIONS
January................................................       $   78
May....................................................           31
June...................................................           53
November...............................................           56
                                                              ------
Total common stock dividends paid to CMS Energy........       $  218
                                                              ======

      As of December 18, 2003, Consumers is also under an annual dividend cap of $190 million imposed by the MPSC during the current interim gas rate relief period. Because all of the $218 million of common stock dividends to CMS Energy were paid prior to December 18, 2003, Consumers was not out of compliance with this new restriction for 2003. In February 2004, Consumers paid a $78 million common stock dividend.

      For additional details on the potential cap on common dividends payable included in the MPSC Securitization order, see Note 4, Uncertainties, "Consumers' Electric Utility Rate Matters -- Securitization." Also, for additional details on the cap on common dividends payable during the current interim gas rate relief period, see Note 4, Uncertainties, "Consumers' Gas Utility Rate Matters -- 2003 Gas Rate Case."

      FASB INTERPRETATION NO. 45, GUARANTOR'S ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES, INCLUDING INDIRECT GUARANTEES OF INDEBTEDNESS OF
OTHERS: This interpretation became effective January 2003. It describes the disclosure to be made by a guarantor about its obligations under certain guarantees that it has issued. At the beginning of a guarantee, it requires a guarantor to recognize a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provision of this interpretation does not apply to some guarantee contracts, such as warranties, derivatives, or guarantees between either parent and subsidiaries or corporations under common control, although disclosure of these guarantees is required. For contracts that are within the recognition and measurement provision of this interpretation, the provisions were to be applied to guarantees issued or modified after December 31, 2002.

      The following table describe our guarantees at December 31, 2003:

                                                ISSUE   EXPIRATION      MAXIMUM     CARRYING      RECOURSE
         GUARANTEE DESCRIPTION                  DATE       DATE       OBLIGATION    AMOUNT(b)   PROVISION(c)
--------------------------------------------  -------   ----------    ----------    ---------   ------------
                                                                      IN MILLIONS
Indemnifications from asset sales and other
  agreements(a).............................  Various    Various        $ 1,955       $  3          $ --
Letters of credit...........................  Various    Various            254         --            --
Surety bonds and other indemnifications.....  Various    Various             28         --            --
Other guarantees............................  Various    Various            239         --            --
Nuclear insurance retrospective premiums....  Various    Various            133         --            --

------------

(a) The majority of this amount arises from routine provisions in stock and asset sales agreements under which we indemnify the purchaser for losses resulting from events such as failure of title to the assets or stock sold by us to the purchaser. Included in this amount is a $739 million indemnification obligation related to the sale of CMS Oil and Gas facilities in Equatorial Guinea which expired January 3, 2004, and for which no loss occurred. We believe the likelihood of a loss for any remaining indemnifications to be remote.

(b) The carrying amount represents the fair market value of guarantees and indemnities on our balance sheet that are entered into subsequent to January 1, 2003. In addition, $25 million has been recorded prior to 2003 in accordance with SFAS No. 5.

(c) Recourse provision indicates the approximate recovery from third parties including assets held as collateral.

      The following table provides additional information regarding our guarantees at December 31, 2003:

                                                                       EVENTS THAT WOULD
      GUARANTEE DESCRIPTION             HOW GUARANTEE AROSE           REQUIRE PERFORMANCE
-------------------------------  ------------------------------- ------------------------------
Indemnifications from asset      Stock and asset sales           Findings of misrepresentation,
  sales and other agreements     agreements                      breach of warranties, and
                                                                 other specific events or
                                                                 circumstances
Standby letters of credit        Normal operations of coal       Noncompliance with
                                 power plants                    environmental regulations
                                 Self-insurance requirement      Nonperformance
Surety bonds                     Normal operating activity,      Nonperformance
                                 permits and license
Other guarantees                 Normal operating activity       Nonperformance or non-
                                                                 payment by a subsidiary
                                                                 under the related contract
Nuclear insurance                Normal operations of nuclear    Call by NEIL and Price
  retrospective premiums         plants                          Anderson Act for nuclear
                                                                 incident

      We have entered into typical tax indemnity agreements in connection with a variety of transactions including transactions for the sale of subsidiaries and assets, equipment leasing, and financing agreements. These indemnity agreements generally are not limited in amount and, while a maximum amount of exposure cannot be identified, the amount and probability of liability is considered remote.

      We have guaranteed payment of obligations through letters of credit, indemnities, surety bonds, and other guarantees of unconsolidated affiliates and related parties of $521 million as of December 31, 2003. We monitor and approve these obligations and believe it is unlikely that we would be required to perform or otherwise incur any material losses associated with the above obligations. The off-balance sheet commitments expire as follows:

                                                        COMMITMENT EXPIRATION
                                        ---------------------------------------------------------
           DECEMBER 31                    TOTAL    2004    2005    2006   2007    2008    BEYOND
-------------------------------         --------  ------  ------  ------ ------  ------  --------
                                                               IN MILLIONS
COMMERCIAL COMMITMENTS
Off-balance sheet:
  Guarantees...........................  $  239   $   20   $  36   $  4   $ --    $ --    $  179
  Indemnities..........................      28        8      --     --     --      --        20
  Letters of Credit(a).................     254      215      10      5      5       5        14
                                         ------   ------   -----   ----   ----    ----    ------
       Total...........................  $  521   $  243   $  46   $  9   $  5    $  5    $  213
                                         ======   ======   =====   ====   ====    ====    ======

(a) At December 31, 2003, we had $175 million of cash collateralized letters of credit and the cash used to collateralize the letters of credit is included in Restricted cash on the Consolidated Balance Sheets.

6: EARNINGS PER SHARE AND DIVIDENDS

      The following table presents the basic and diluted earnings per share computations.

                                                                               YEARS ENDED DECEMBER 31
                `                                                       ------------------------------------
                                                                                       RESTATED      RESTATED
                                                                          2003           2002          2001
                                                                        --------       --------      --------
                                                                                      IN MILLIONS,
                                                                                EXCEPT PER SHARE AMOUNTS
LOSS ATTRIBUTABLE TO COMMON STOCK:
  Loss from Continuing Operations - Basic........................       $    (43)      $   (394)     $   (327)
  Add conversion of Trust Preferred
          Securities (net of tax)................................             -- (a)         -- (a)        -- (a)
                                                                        --------       --------      --------
  Loss from Continuing Operations - Diluted......................       $    (43)      $   (394)     $   (327)
                                                                        ========       ========      ========

AVERAGE COMMON SHARES OUTSTANDING APPLICABLE TO
  BASIC AND DILUTED EPS
  CMS Energy:
    Average Shares - Basic.......................................          150.4          139.0         130.7
    Add conversion of Trust Preferred Securities.................             -- (a)         -- (a)        -- (a)
    Stock Options and Warrants...................................             -- (b)         --            -- (b)
                                                                        --------       --------      --------
    Average Shares - Diluted.....................................          150.4          139.0         130.7
                                                                        ========       ========      ========

LOSS PER AVERAGE COMMON SHARE
        Basic                                                           $  (0.30)      $  (2.84)     $  (2.50)
        Diluted                                                         $  (0.30)      $  (2.84)     $  (2.50)

(a) Due to antidilution, the computation of diluted earnings per share excluded the conversion of Trust Preferred Securities.

(b) Due to antidilution, the computation of diluted earnings per share excluded shares of outstanding stock options and warrants of 0.3 million for the year ended 2003 and 0.2 million for the year ended 2001.

      In January 2003, the Board of Directors suspended the payment of common stock dividends. However, in 2002, we paid the following dividends per share:

                    CMS ENERGY COMMON STOCK
                   DIVIDENDS PER SHARE PAYOUT
                   --------------------------
February....               $  0.365
April.......               $  0.365
August......               $  0.180
November....               $  0.180

7: FINANCIAL AND DERIVATIVE INSTRUMENTS

      FINANCIAL INSTRUMENTS: The carrying amounts of cash, short-term investments, and current liabilities approximate their fair values because of their short-term nature. We estimate the fair values of long-term investments based on quoted market prices or, in the absence of specific market prices, on quoted market prices of similar investments or other valuation techniques. The carrying amount of all long-term financial instruments, except as shown below, approximate fair value. For additional details, see Note 1, Corporate Structure and Accounting Policies.

                                                                         DECEMBER 31
                                           --------------------------------------------------------------------
                                                         2003                                2002
                                           -------------------------------    ---------------------------------
                                                      FAIR     UNREALIZED                 FAIR       UNREALIZED
                                             COST     VALUE    GAIN (LOSS)      COST      VALUE         GAIN
                                           --------  -------   -----------    --------  --------     ----------
                                                                   IN MILLIONS
Long-term debt(a)........................  $  6,020  $ 6,225     $ (205)      $  5,357  $  5,027        $ 330
Long-term debt-related parties(b)........       684      648         36             --        --           --
Trust Preferred Securities(b)............        --       --         --            883       704          179
Available for sale securities:
Nuclear decommissioning(c)...............       442      575        133            458       536           78
SERP.....................................        54       66         12             54        57            3

(a)   Settlement of long-term debt is generally not expected until maturity.

(b) We determined that we do not hold the controlling financial interest in our trust preferred security structures. Accordingly, those entities have been deconsolidated as of December 31, 2003. Company obligated Trust Preferred Securities totaling $663 million that were previously included in mezzanine equity, have been eliminated due to deconsolidation and are reflected in Long-term debt -- related parties on the Consolidated Balance Sheets. For additional details, refer to Note 5, Financings and Capitalization, "Long-Term Debt -- Related Parties" and Note 17, Implementation of New Accounting Standards. In addition, company obligated Trust Preferred Securities totaling $220 million have been converted to Common Stock as of August 2003.

(c) On January 1, 2003, we adopted SFAS No. 143 and began classifying our unrealized gains and losses on nuclear decommissioning investments as regulatory liabilities. We previously classified the unrealized gains and losses on these investments in accumulated depreciation.

      DERIVATIVE INSTRUMENTS: We are exposed to market risks including, but not limited to, changes in interest rates, commodity prices, currency exchange rates, and equity security prices. We manage these risks using established policies and procedures, under the direction of both an executive oversight committee consisting of senior management representatives and a risk committee consisting of business-unit managers. We may use various contracts to manage these risks including swaps, options, and forward contracts.

      We intend that any gains or losses on these contracts will be offset by an opposite movement in the value of the item at risk. We enter into all risk management contracts for purposes other than trading. These contracts contain credit risk if the counterparties, including financial institutions and energy marketers, fail to perform under the agreements. We minimize such risk by performing financial credit reviews using, among other things, publicly available credit ratings of such counterparties.

      Contracts used to manage interest rate, foreign currency, and commodity price risk may be considered derivative instruments that are subject to derivative and hedge accounting pursuant to SFAS No. 133. If a contract is accounted for as a derivative instrument, it is recorded in the financial statements as an asset or a liability, at the fair value of the contract. The recorded fair value of the contract is then adjusted quarterly to reflect any change in the market value of the contract, a practice known as marking the contract to market. The accounting for changes in the fair value of a derivative (that is, gains or losses) is reported either in earnings or accumulated other comprehensive income depending on whether the derivative qualifies for special hedge accounting treatment.

      For derivative instruments to qualify for hedge accounting under SFAS No. 133, the hedging relationship must be formally documented at inception and be highly effective in achieving offsetting cash flows or offsetting changes in fair value attributable to the risk being hedged. If hedging a forecasted transaction, the forecasted transaction must be probable. If a derivative instrument, used as a cash flow hedge, is terminated early because it is probable that a forecasted transaction will not occur, any gain or loss as of such date is immediately recognized in earnings. If a derivative instrument, used as a cash flow hedge, is terminated early for other economic reasons, any gain or loss as of the termination date is deferred and recorded when the forecasted transaction affects earnings. We use a combination of quoted market prices and mathematical valuation models to determine fair value of those contracts requiring derivative accounting. The ineffective portion, if any, of all hedges is recognized in earnings.

      The majority of our contracts are not subject to derivative accounting because they qualify for the normal purchases and sales exception of SFAS No. 133 or are not derivatives because there is not an active market for the commodity. Derivative accounting is required for certain contracts used to limit our exposure to electricity and gas commodity price risk and interest rate risk.

      The following table reflects the fair value of all contracts requiring derivative accounting:

                                                                           DECEMBER 31
                                                ---------------------------------------------------------------
                                                               2003                             2002
                                                --------------------------------  ------------------------------
                                                         FAIR      UNREALIZED              FAIR      UNREALIZED
           DERIVATIVE INSTRUMENTS                COST    VALUE     GAIN (LOSS)     COST    VALUE     GAIN (LOSS)
---------------------------------------------   ------ --------  --------------   ------ --------  -------------
                                                                          IN MILLIONS
Other than trading
  Electric-related contracts.................    $  --   $  --      $  --          $  8   $    1       $  (7)
  Gas contracts..............................        3       2         (1)           --        1           1
  Interest rate risk contracts...............       --      (3)        (3)           --      (28)        (28)
Derivative contracts associated with equity
  investments in:
  Shuweihat..................................       --     (27)       (27)           --      (30)        (30)
  Taweelah...................................       --     (26)       (26)           --      (33)        (33)
  MCV Partnership............................       --      15         15            --       13          13
  Jorf Lasfar................................       --     (11)       (11)           --      (11)        (11)
  Other......................................       --       1          1            --       (2)         (2)
Trading
  Electric-related contracts.................       (2)     --          2            --        43          43
  Gas contracts..............................       --      15         15            --        38          38

      The fair value of other than trading derivative contracts is included in either Other Assets or Other Liabilities on the Consolidated Balance Sheets. The fair value of trading derivative contracts is included in either Price Risk Management Assets or Price Risk Management Liabilities on the Consolidated Balance Sheets. The fair value of derivative contracts associated with our equity investment in the MCV Partnership is included in Investments -- Midland Cogeneration Venture Limited Partnership on the Consolidated Balance Sheets. Effective April 1, 2002, the MCV Partnership changed its accounting for derivatives. For additional details see Note 15, Summarized Financial Information of Significant Related Energy Supplier. The fair value of derivative contracts associated with other equity investments is included in Enterprises Investments on the Consolidated Balance Sheets.

      Cumulative Effect of Change in Accounting Principle: On January 1, 2001, upon initial adoption of the derivatives standard, we recorded a $10 million, net of tax, cumulative effect adjustment as an increase in accumulated other comprehensive income. This adjustment relates to the difference between the fair value and recorded book value of contracts related to gas call options, gas fuel for generation swap contracts, and interest rate swap contracts that qualified for hedge accounting prior to the initial adoption of SFAS No. 133 and our proportionate share of the effects of adopting SFAS No. 133 related to our equity investments in the MCV Partnership and Taweelah. Based on the initial transition adjustment of $21 million, net of tax, recorded in accumulated other comprehensive income at January 1, 2001, Consumers reclassified to earnings $12 million as a reduction to the cost of gas, $1 million as a reduction to the cost of power supply, $2 million as an increase in interest expense, and $8 million as an increase in other revenues for the twelve months ended December 31, 2001. CMS Energy recorded $12 million as an increase in interest expense during 2001, which includes the $2 million of additional interest expense at Consumers. The difference between the initial transition adjustment and the amounts reclassified to earnings represents an unrealized loss in the fair value of the derivative instruments since January 1, 2001, resulting in a decrease of accumulated other comprehensive income. We also recorded a $7 million, net of tax, cumulative effect adjustment as an increase to earnings. This adjustment relates to our proportionate share of the difference between the fair value and the recorded book value of interest rate swaps at Taweelah, and financial gas and supply contracts that were required to be accounted for as derivatives as of January 1, 2001.

      In June and December 2001, the FASB issued guidance that resolved the accounting for certain utility industry contracts. As a result, we recorded a $3 million, net of tax, cumulative effect adjustment as an unrealized loss, decreasing accumulated other comprehensive income, and on December 31, 2001, recorded an $11 million, net of tax, cumulative effect adjustment as a decrease to earnings. These adjustments relate to the difference between the fair value and the recorded book value of certain electric call option contracts.

      Effective, January 1, 2003, EITF Issue No. 98-10 was rescinded by EITF Issue No. 02-03 and as a result, only energy contracts that meet the definition of a derivative in SFAS No. 133 can be carried at fair value. The impact of this change was recognized as a cumulative effect of a change in accounting principle loss of $23 million, net of tax. For additional details regarding this loss see
Note 17, Implementation of New Accounting Standards.

      ELECTRIC CONTRACTS: Our electric utility business uses purchased electric call option contracts to meet, in part, our regulatory obligation to serve. This obligation requires us to provide a physical supply of electricity to customers, to manage electric costs and to ensure a reliable source of capacity during peak demand periods.

      Certain of our electric capacity and energy contracts are not accounted for as derivatives due to the lack of an active energy market in the state of Michigan, as defined by SFAS No. 133, and the transportation costs that would be incurred to deliver the power under the contracts to the closest active energy market at the Cinergy hub in Ohio. If a market develops in the future, we may be required to account for these contracts as derivatives. The mark-to-market impact on earnings related to these contracts, particularly related to the PPA, could be material to the financial statements.

      Our electric business also uses gas option and swap contracts to protect against price risk due to the fluctuations in the market price of gas used as fuel for generation of electricity. These contracts are financial contracts that are used to offset increases in the price of potential gas purchases. These contracts do not qualify for hedge accounting. Therefore, we record any change in the fair value of these contracts directly in earnings as part of power supply costs.

      For the year ended December 31, 2003, the unrealized gain in accumulated other comprehensive income related to our proportionate share of the effects of derivative accounting related to our equity investment in the MCV Partnership is $10 million, net of tax. We expect to reclassify this gain, if this value remains, as an increase to earnings from equity method investees during the next 12 months.

      GAS CONTRACTS: Our gas utility business uses fixed price gas supply contracts, fixed price weather-based gas supply call options, fixed price gas supply call and put options, and other types of contracts, to meet our regulatory obligation to provide gas to our customers at a reasonable and prudent cost. Unrealized gains and losses associated with these options are reported directly in earnings as part of other income, and then directly offset in earnings and recorded on the balance sheet as a regulatory asset or liability.

      ENERGY TRADING ACTIVITIES: Through December 31, 2002, CMS MST's wholesale power and gas trading activities were accounted for under the mark-to-market method of accounting. Under mark-to-market accounting, energy-trading contracts are reflected at fair market value, net of reserves, with unrealized gains and losses recorded as an asset or liability in the Consolidated Balance Sheets. These assets and liabilities are affected by the timing of settlements related to these contracts, current-period changes from newly originated transactions and the impact of price movements. Changes in fair value are recognized as revenues in the Consolidated Statements of Income in the period in which the changes occur. The market prices we use to value our energy trading contracts reflect our consideration of, among other things, closing exchange and over-the-counter quotations. In certain contracts, long-term commitments may extend beyond the period in which market quotations for such contracts are available. Mathematical models are developed to determine various inputs into the fair value calculation including price and other variables that may be required to calculate fair value. Realized cash returns on these commitments may vary, either positively or negatively, from the results estimated through application of the mathematical model. We believe that our mathematical models use state-of-the-art technology, pertinent industry data, and prudent discounting in order to forecast certain elongated pricing curves. Market prices are adjusted to reflect the impact of liquidating our position in an orderly manner over a reasonable period of time under present market conditions.

      In connection with the market valuation of our energy trading contracts, we maintain reserves for credit risks based on the financial condition of counterparties. We also maintain credit policies that management believes minimize overall credit risk with regard to our counterparties. Determination of our counterparties' credit quality is based upon a number of factors, including credit ratings, disclosed financial condition, and collateral requirements. Where contractual terms permit, we employ standard agreements that allow for netting of positive and negative exposures associated with a single counterparty. Based on these policies, our current exposures, and our credit reserves, we do not anticipate a material adverse effect on our financial position or results of operations as a result of counterparty nonperformance.

      INTEREST RATE RISK CONTRACTS: We use interest rate swaps to hedge the risk associated with forecasted interest payments on variable-rate debt. Most of our interest rate swaps are designated as cash flow hedges. As such, we record any change in the fair value of these contracts in accumulated other comprehensive income unless the swaps are sold. For interest rate swaps that did not qualify for hedge accounting treatment, we record any change in the fair value of these contracts in earnings.

      As of December 31, 2003, we have recorded an unrealized loss of $1 million, net of tax, in accumulated other comprehensive income related to interest rate risk contracts accounted for as cash flow hedges. We expect to reclassify $1 million of this amount as a decrease to earnings during the next 12 months primarily to offset the variable-rate interest expense on hedged debt.

      We have entered into floating-to-fixed interest rate swap agreements to reduce the impact of interest rate fluctuations. The difference between the amounts paid and received under the swaps is accrued and recorded as an adjustment to interest expense over the term of the agreement. We were able to apply the shortcut method to all interest rate swaps that qualified for hedge accounting treatment; therefore, there was no ineffectiveness associated with these hedges.

      The following table reflects the outstanding floating-to-fixed interest rates swaps at year end:

     FLOATING TO FIXED         NOTIONAL      MATURITY      FAIR
    INTEREST RATE SWAPS         AMOUNT         DATE        VALUE
---------------------------    --------      --------      -----
                                    IN MILLIONS
December 31, 2003..........     $   28      2005-2006    $   (3)
December 31, 2002..........        493      2003-2007       (28)

      Notional amounts reflect the volume of transactions but do not represent the amount exchanged by the parties to the financial instruments. Accordingly, notional amounts do not necessarily reflect our exposure to credit or market risks. The weighted average interest rate associated with outstanding swaps was approximately 7.4 percent at December 31, 2003 and 4.0 percent at December 31, 2002.

      Certain equity method investees have issued interest rate swaps and similar instruments to hedge the risk associated with variable-rate debt. These instruments are not included in this analysis, but can have an impact on financial results. The accounting for these instruments depends on whether they qualify for cash flow hedge accounting treatment. The interest rate derivatives held by Taweelah and certain interest rate swaps held by Shuweihat do not qualify as cash flow hedges, and therefore, we record our proportionate share of the change in the fair value of these contracts in Earnings from Equity Method Investees. The remainder of these instruments do qualify as cash flow hedges, and we record our proportionate share of the change in the fair value of these contracts in accumulated other comprehensive income. See discussion of these instruments in Note 18, Restatement and Reclassification.

      FOREIGN EXCHANGE DERIVATIVES: We may use forward exchange and option contracts to hedge certain receivables, payables, long-term debt, and equity value relating to foreign investments. The purpose of our foreign currency hedging activities is to protect the company from the risk associated with adverse changes in currency exchange rates that could affect cash flow materially. These contracts would not subject us to risk from exchange rate movements because gains and losses on such contracts offset losses and gains, respectively, on assets and liabilities being hedged.

      There were no outstanding foreign exchange contracts at December 31, 2003. The notional amount of the outstanding foreign exchange contracts at December 31, 2002 was $1 million Canadian. The estimated fair value of the foreign exchange and option contracts at December 31, 2002 was zero.

      As of December 31, 2003, Taweelah, one of our equity method investees, held a foreign exchange contract that hedged the foreign currency risk associated with payments to be made under an operating and maintenance service agreement. This contract did not qualify as a cash flow hedge, and therefore, we record our proportionate share of the change in the fair value of the contract in Earnings from Equity Method Investees.

8: INCOME TAXES

      CMS Energy and its subsidiaries file a consolidated federal income tax return. Income taxes generally are allocated based on each company's separate taxable income. We practice deferred tax accounting for temporary differences in accordance with SFAS No. 109, Accounting for Income Taxes.

      U.S. income taxes are not recorded on the undistributed earnings of foreign subsidiaries that have been or are intended to be reinvested indefinitely. Upon distribution, those earnings may be subject to both U.S. income taxes (adjusted for foreign tax credits or deductions) and withholding taxes payable to various foreign countries. We annually determine the amount of undistributed foreign earnings that we expect will remain invested indefinitely in foreign subsidiaries. Cumulative undistributed earnings of foreign subsidiaries for which income taxes have not been provided totaled approximately $106 million at December 31, 2003. It is impractical to estimate the amount of unrecognized deferred income taxes or withholding taxes on these undistributed earnings. Also, at December 31, 2003 and 2002, we recorded U.S. income taxes with respect to temporary differences between the book and tax bases of foreign investments that were determined to be no longer essentially permanent in duration.

      The Job Creation and Worker Assistance Act of 2002 provided corporate taxpayers a 5-year carryback of tax losses incurred in 2001 and 2002. As a result of this legislation, we carried back consolidated 2001 and 2002 tax losses to tax years 1996 through 1999 to obtain refunds totaling $250 million. The tax loss carryback, however, resulted in a reduction in AMT credit carryforwards that previously had been recorded as deferred tax assets in the amount of $47 million. This non-cash reduction in AMT credit carryforwards was reflected in our tax provision in 2002.

      We use ITC to reduce current income taxes payable, and amortize ITC over the life of the related property. AMT paid generally becomes a tax credit that we can carry forward indefinitely to reduce regular tax liabilities in future periods when regular taxes paid exceed the tax calculated for AMT. At December 31, 2003, we had AMT credit carryforwards in the amount of $214 million that do not expire, tax loss carryforwards in the amount of $1.151 billion that expire from 2021 through 2023. In addition, we had capital loss carryforwards in the amount of $29 million that expire in 2007, and general business credit carryforwards in the amount of $42 million that primarily expire in 2005, for which valuation allowances have been provided.

      During the fourth quarter of 2000, we wrote down the value of our investment in Loy Yang by $329 million ($268 million after-tax). We have now concluded the tax benefit associated with the write-down should have been reduced by $38 million. Accordingly, retained earnings as of January 1, 2001 have been reduced by this amount. For additional details, see Note 18, Restatement and Reclassification.

      The significant components of income tax expense (benefit) on continuing operations consisted of:

                                          YEARS ENDED DECEMBER 31
                                  ------------------------------------
                                               RESTATED       RESTATED
                                   2003          2002           2001
                                  ------        -------       --------
                                              IN MILLIONS
Current income taxes:
  Federal....................     $  (17)       $  (171)      $   (209)
  State and local............          1             (8)             6
  Foreign....................         17             28              8
                                  ------        -------       --------
                                  $    1        $  (151)      $   (195)
Deferred income taxes
  Federal....................     $   54        $   107       $     97
  State......................          4              7              3
  Foreign....................          5              2              8
                                  ------        -------       --------
                                  $   63        $   116       $    108
Deferred ITC, net............         (6)            (6)            (7)
                                  ------        -------       --------
Tax expense (benefit)........     $   58        $   (41)      $    (94)
                                  ======        =======       ========

      The principal components of deferred tax assets (liabilities) recognized in the consolidated balance sheet are as follows:

                                                          DECEMBER 31
                                                   ------------------------
                                                                  RESTATED
                                                      2003          2002
                                                   ----------    ----------
                                                          IN MILLIONS
Property.......................................... $     (842)   $     (814)
Securitization costs..............................       (186)         (192)
Prepaid pension...................................       (136)           --
Unconsolidated investments........................       (254)           55
Postretirement benefits...........................        (70)          (72)
Gas inventories...................................       (100)          (74)
Employee benefit obligations......................        130           265
Tax credit carryforwards..........................        255           247
Tax loss carryforwards............................        413           190
Valuation allowances..............................        (54)           (4)
Regulatory liabilities............................        120           115
Other, net........................................         82          (169)
                                                   ----------    ----------
  Net deferred tax liabilities.................... $     (642)   $     (453)
                                                   ==========    ==========
Deferred tax liabilities.......................... $   (1,581)   $   (1,339)
Deferred tax assets, net of valuation reserves....        939           886
                                                   ----------    ----------
  Net deferred tax liabilities.................... $     (642)   $     (453)
                                                   ==========    ==========

      The actual income tax expense (benefit) on continuing operations differs from the amount computed by applying the statutory federal tax rate of 35 percent to income before income taxes as follows:

                                                                            YEARS ENDED DECEMBER 31
                                                                     ---------------------------------
                                                                                  RESTATED     RESTATED
                                                                      2003          2002         2001
                                                                     -------       -------     -------
                                                                                 IN MILLIONS
Income (loss) from continuing operations before income taxes and minority interests
  Domestic........................................................   $   (73)      $  (527)    $  (320)
  Foreign.........................................................        88            94        (108)
                                                                     -------       -------     -------
       Total......................................................        15          (433)       (428)
Statutory federal income tax rate.................................      x 35%         x 35%       x 35%
                                                                     -------       -------     -------
Expected income tax expense (benefit).............................         5          (152)       (150)
Increase (decrease) in taxes from:
  Property differences............................................        18            18          23
  Income tax effect of foreign investments........................       (18)           47          52
  Tax credits.....................................................        (6)           51          (8)
  State and local income taxes, net of federal benefit............        --            (7)          3
  Tax return accrual adjustments..................................        (1)           (7)         (4)
  Minority interests..............................................        --            (5)         (9)
  Valuation allowance provision (reversal)........................        50            --          (1)
  Other, net......................................................        10            14          --
                                                                     -------       -------     -------
Recorded income tax expense (benefit)(a)..........................   $    58       $   (41)    $   (94)
                                                                     -------       -------     -------
Effective tax rate(b).............................................       (b)           9.5%       22.0%
                                                                     =======       =======     =======

(a) The increased income tax expense for 2003 is primarily attributable to the valuation reserve provisions for the possible loss of general business credit, capital loss, and charitable contributions carryforwards.

(b) Because of the small size of the net income in 2003, the effective tax rate is not meaningful. Changes in the effective tax rate in 2002 from 2001 resulted principally from the reduction in AMT credit carryforwards and the recording of U.S. taxes on undistributed earnings and basis differences of foreign subsidiaries.

9: EXECUTIVE INCENTIVE COMPENSATION

      We provide a Performance Incentive Stock Plan to key management employees based on their contributions to the successful management of the Company. The Plan includes the following type of awards for common stock:

      -     restricted shares of common stock,

      -     stock options, and

      -     stock appreciation rights.

      Restricted shares of common stock are outstanding shares with full voting and dividend rights. These awards vest over five years at the rate of 25 percent per year after two years. Some restricted shares are subject to achievement of specified levels of total shareholder return and are subject to forfeiture if employment terminates before vesting. Restricted shares vest fully if control of CMS Energy changes, as defined by the plan.

      Stock options give the holder the right to purchase common stock at a given price over an extended period of time. Stock appreciation rights give the holder the right to receive common stock appreciation, which is defined as the excess of the market price of the stock at the date of exercise over the grant date price. Our stock options and stock appreciation rights are valued at market price when granted. All options and rights may be exercised upon grant and they expire up to ten years and one month from the date of grant.

      Our Performance Incentive Stock Plan was amended in January 1999. It uses the following formula to grant awards:

      - Up to five percent of our common stock outstanding at January 1 each year less:

            -     the number of shares of restricted common stock awarded, and

            - common stock subject to options granted under the plan during the immediately preceding four calendar years.

      - the number of shares of restricted common stock awarded under this plan cannot exceed 20 percent of the aggregate number of shares reserved for awards, and

      - forfeiture of shares previously awarded will increase the number of shares available to be awarded under the plan.

      Awards of up to 2,240,247 shares of CMS Energy Common Stock may be issued as of December 31, 2003.

      The following table summarizes the restricted stock and stock options granted to our key employees under the Performance Incentive Stock Plan:

                                            RESTRICTED
                                              STOCK                     OPTIONS
                                            ----------     ---------------------------------
                                             NUMBER OF      NUMBER OF       WEIGHTED AVERAGE
                                             SHARES         SHARES           EXERCISE PRICE
                                            ----------     ----------       ----------------
CMS ENERGY COMMON STOCK
Outstanding at January 1, 2001...........      786,427      3,058,186           $  31.47
  Granted................................      266,500      1,036,000           $  30.21
  Exercised or Issued....................      (82,765)      (150,174)          $  19.11
  Forfeited or Expired...................     (182,177)       (31,832)          $  35.10
                                            ----------     ----------           --------
Outstanding at December 31, 2001.........      787,985      3,912,180           $  31.58
  Granted................................      512,726      1,492,200           $  15.64
  Exercised or Issued....................     (116,562)       (39,600)          $  17.07
  Forfeited or Expired...................     (225,823)      (243,160)          $  28.91
                                            ----------     ----------           --------
Outstanding at December 31, 2002.........      958,326      5,121,620           $  27.18
  Granted................................      600,000      1,593,000           $   6.35
  Exercised or Issued....................      (80,425)        (8,000)          $   8.12
  Forfeited or Expired...................     (213,873)      (885,044)          $  28.66
                                            ----------     ----------           --------
Outstanding at December 31, 2003.........    1,264,028      5,821,576           $  21.27
                                            ==========     ==========           ========

      At December 31, 2003, 186,522 of the 1,264,028 shares of restricted common stock outstanding are subject to performance objectives. Compensation expense included in income for restricted stock was $2 million for 2003, less than $1 million in 2002, and $1 million in 2001.

      The following table summarizes our stock options outstanding at December 31, 2003:

                                              NUMBER OF
                                               SHARES         WEIGHTED AVERAGE        WEIGHTED AVERAGE
                                             OUTSTANDING       REMAINING LIFE          EXERCISE PRICE
                                             -----------       --------------          --------------
RANGE OF EXERCISE PRICES
CMS ENERGY COMMON STOCK:
$6.35 -- $8.12.........................       2,144,500        9.45 years                 $   6.81
$17.00 -- $22.20.......................       1,268,450        6.83 years                 $  20.13
$22.69 -- $31.04.......................       1,150,122        5.78 years                 $  29.74
$34.80 -- $44.06.......................       1,258,504        4.92 years                 $  39.32
                                              ---------        ----------                 --------
$6.35 -- $44.06........................       5,821,576        7.17 years                 $  21.27

      The number of stock options exercisable was 5,795,145 at December 31, 2003, 5,007,329 at December 31, 2002 and 3,760,883 at December 31, 2001.

      In December 2002, we adopted the fair value based method of accounting for stock-based employee compensation, under SFAS No. 123, as amended by SFAS No.
148. We elected to adopt the prospective method recognition provisions of this Statement, which applies the recognition provisions to all awards granted, modified, or settled after the beginning of the fiscal year that the recognition provisions are first applied.

      The following table summarizes the weighted average fair value of stock options granted:

    OPTIONS GRANT DATE          2003        2002(A)      2001
--------------------------    -------   -------------  ------
Fair value at grant date..... $  2.96   $3.84, $1.44   $  6.43

(a) For 2002, there were two stock option grants.

      The stock options fair value is estimated using the Black-Scholes model, a mathematical formula used to value options traded on securities exchanges. The following assumptions were used in the Black-Scholes model:

               YEARS ENDED DECEMBER 31                 2003     2002(A)                   2001
---------------------------------------------------  -------- ----------------------- -----------
CMS ENERGY COMMON STOCK OPTIONS
Risk-free interest rate...........................     3.02%       3.95%,       3.16%      4.77%
Expected stock price volatility...................    55.46%      32.44%,      40.81%     30.59%
Expected dividend rate............................       --   $   0.365,   $  0.1825   $  0.365
Expected option life (years)......................      4.2         4.2          4.2        4.2

(a) For 2002, there were two stock option grants.

      We recorded $5 million as stock-based employee compensation cost for 2003 and $4 million for 2002. All stock options vest at date of grant. If stock-based compensation costs had been determined under SFAS No. 123 for the year ended December 31, 2001, consolidated net loss and pro forma net loss would have been as follows:

                                                                                YEARS ENDED DECEMBER 31
                                                                           --------------------------------
                                                                                     RESTATED 2001
                                                                           --------------------------------
                                                                           NET LOSS      BASIC      DILUTED
                                                                           --------    --------     -------
                                                                                    IN MILLIONS,
                                                                               EXCEPT PER SHARE AMOUNTS
Net loss, as reported.................................................     $  (459)    $  (3.51)   $  (3.51)
  Add: Stock-based employee compensation expense included in
     reported net loss, net of related taxes..........................          --           --          --
  Deduct: Total stock-based employee compensation expense determined
     under fair value based method for all awards, net of related taxes         (4)       (0.03)      (0.03)
                                                                           -------     --------    --------
Pro forma net loss..................................................       $  (463)    $  (3.54)   $  (3.54)
                                                                           =======     ========    ========

10: RETIREMENT BENEFITS

      We provide retirement benefits to our employees under a number of different plans, including:

      -     non-contributory, defined benefit Pension Plan,

      - a cash balance pension plan for certain employees hired after June 30, 2003,

      -     benefits to certain management employees under SERP,

      -     health care and life insurance benefits under OPEB,

      -     benefits to a select group of management under EISP, and

      -     a defined contribution 401(k) plan.

      Pension Plan: The Pension Plan includes funds for all of our employees, and the employees of our subsidiaries, including Panhandle. The Pension Plan's assets are not distinguishable by company.

      In June 2003, we sold Panhandle to Southern Union Panhandle Corp. No portion of the Pension Plan assets were transferred with the sale and Panhandle employees are no longer eligible to accrue additional benefits. The Pension Plan retained pension payment obligations for Panhandle employees that were vested under the Pension Plan.

      The sale of Panhandle resulted in a significant change in the makeup of the Pension Plan. A remeasurement of the obligation was required at the date of sale. The remeasurement further resulted in the following:

      -     an increase in OPEB expense of $4 million for 2003, and

      - an additional charge to accumulated other comprehensive income of $34 million ($22 million after-tax) as a result of the increase in the additional minimum pension liability. Due to large contributions, the additional minimum pension liability was eliminated as of December 31, 2003.

      Additionally, a significant number of Panhandle employees elected to retire as of July 1, 2003 under the CMS Energy Employee Pension Plan. As a result, we have recorded a $25 million ($16 million after-tax) settlement loss, and a $10 million ($7 million after-tax) curtailment gain, pursuant to the provisions of SFAS No. 88, which is reflected in discontinued operations.

      In 2003, a substantial number of non-Panhandle retiring employees also elected a lump sum payment instead of receiving pension benefits as an annuity over time. Lump sum payments constitute a settlement under SFAS No. 88. A settlement loss must be recognized when the cost of all settlements paid during the year exceeds the sum of the service and interest costs for that year. We recorded settlement loss of $59 million ($39 million after-tax) in December 2003.

      SERP: SERP benefits are paid from a trust established in 1988. SERP is not a qualified plan under the Internal Revenue Code; SERP trust earnings are taxable and trust assets are included in consolidated assets. Trust assets were $66 million at December 31, 2003, and $57 million at December 31, 2002. The assets are classified as other non-current assets. The Accumulated Benefit Obligation for SERP was $62 million at December 31, 2003 and $54 million at December 31, 2002.

      OPEB: Retiree health care costs at December 31, 2003 are based on the assumption that costs would increase 8.5 percent in 2003. The rate of increase is expected to be 7.5 percent for 2004. The rate of increase is expected to slow to an estimated 5.5 percent by 2010 and thereafter.

      The health care cost trend rate assumption significantly affects the estimated costs recorded. A one-percentage point change in the assumed health care cost trend assumption would have the following effects:

                                                           ONE PERCENTAGE       ONE PERCENTAGE
                                                           POINT INCREASE       POINT DECREASE
                                                           --------------       --------------
                                                                       IN MILLIONS
Effect on total service and interest cost component...         $   15               $   (12)
Effect on postretirement benefit obligation...........         $  149               $  (129)

      We adopted SFAS No. 106, effective as of the beginning of 1992. Consumers recorded a liability of $466 million for the accumulated transition obligation and a corresponding regulatory asset for anticipated recovery in utility rates (see Note 1, Corporate Structure and Accounting Policies, "Utility Regulation.") The MPSC authorized recovery of the electric utility portion of these costs in 1994 over 18 years and the gas utility portion in 1996 over 16 years.

      EISP: We implemented an EISP in 2002 to provide flexibility in separation of employment by officers, a select group of management, or other highly compensated employees. Terms of the plan may include payment of a lump sum, payment of monthly benefits for life, payment of premium for continuation of health care, or any other legally permissible term deemed to be in our best interest to offer. EISP expense was $1 million in 2003 and $2 million in 2002. As of December 31, 2003, the Accumulated Benefit Obligation of the EISP was $3 million.

      The measurement date for all plans is December 31.

      Assumptions: The following table recaps the weighted-average assumptions used in our retirement benefits plans to determine benefit obligations and net periodic benefit cost:

                                                         YEARS ENDED DECEMBER 31
                                           --------------------------------------------------
                                                PENSION & SERP                 OPEB
                                           ------------------------- ------------------------
                                             2003     2002    2001     2003     2002     2001
                                           -------- ------- -------- -------- -------- ------
Discount rate............................   6.25%    6.75%   7.25%    6.25%    6.75%    7.25%
Expected long-term rate of return on plan
  assets(a)..............................   8.75%    8.75%   9.75%
  Union..................................                             8.75%    8.75%    9.75%
  Non-Union..............................                             6.00%    6.00%    6.00%
Rate of compensation increase:
  Pension................................   3.25%    3.50%   5.25%
  SERP...................................   5.50%    5.50%   5.50%

(a) We determine our long-term rate of return by considering historical market returns, the current and future economic environment, the capital market principles of risk and return, and the expertise of individuals and firms with financial market knowledge. We use the asset allocation of the portfolio to forecast the future expected total return of the portfolio. The goal is to determine a long-term rate of return that can be incorporated into the planning of future cash flow requirements in conjunction with the change in the liability. The use of forecasted returns for various classes of assets used to construct an expected return model is reviewed periodically for reasonability and appropriateness.

      Costs: The following table recaps the costs incurred in our retirement benefits plans:

                                                                       YEARS ENDED DECEMBER 31
                                                      ---------------------------------------------------
                                                             PENSION & SERP                  OPEB
                                                      --------------------------  -----------------------
                                                        2003     2002     2001      2003    2002     2001
                                                      -------  -------  -------   ------- -------  ------
                                                                             IN MILLIONS
Service cost........................................  $   40   $    44   $  39     $  21    $  20   $  16
Interest expense....................................      79        89      88        66       69      62
Expected return on plan assets......................     (81)     (103)    (98)      (42)     (43)    (41)
Plan amendments.....................................      --         4      --        --       --      --
Curtailment credit..................................      (2)       --      --        (8)      --      --
Settlement charge...................................      84        --      --        --       --      --
Amortization of:
  Net transition (asset)............................      --        --      (5)       --       --      --
  Prior service cost................................       7         8       8        (7)      (1)     (1)
  Other.............................................       9        (1)     (1)       19       10       1
                                                      ------   -------   -----     -----    -----   -----
Net periodic pension and postretirement benefit cost  $  136   $    41   $  31     $  49    $  55   $  37
                                                      ======   =======   =====     =====    =====   =====

      Plan Assets: The following table recaps the categories of plan assets in our retirement benefits plans:

                                                 YEARS ENDED DECEMBER 31
                                           --------------------------------
                                                 PENSION           OPEB
                                           ---------------- ---------------
                                             2003     2002    2003    2002
                                           -------- ------- -------- ------
Asset Category:
  Fixed Income...........................     52%    32%(b)    51%     55%
  Equity Securities......................     44%    60%       48%     44%
     CMS Energy Common Stock(a)..........      4%     8%        1%      1%

(a) At December 31, 2003, there were 4,970,000 shares of CMS Energy Common Stock in the Pension Plan assets with a fair value of $42 million, and 414,000 shares in the OPEB plan assets with a fair value of $4 million. At December 31, 2002, there were 5,099,000 shares of CMS Energy Common Stock in the Pension Plan assets with a fair value of $48 million, and 284,000 shares in the OPEB plan assets with a fair value of $3 million.

(b) At February 29, 2004, the Pension Plan assets were 66 percent equity, 34 percent fixed income. We plan to contribute $72 million to our OPEB plan in 2004. We estimate a contribution of $26 million to our Pension Plan in 2004.

      We have established a target asset allocation for our Pension Plan assets of 65 percent equity and 35 percent fixed income investments to maximize the long-term return on plan assets, while maintaining a prudent level of risk. The level of acceptable risk is a function of the liabilities of the plan. Equity investments are diversified mostly across the Standard & Poor's 500 Index, with a lesser allocation to the Standard & Poor's Mid Cap and Small Cap Indexes and a Foreign Equity Index Fund. Fixed income investments are diversified across investment grade instruments of both government and corporate issuers. Annual liability measurements, quarterly portfolio reviews, and periodic asset/liability studies are used to evaluate the need for adjustments to the portfolio allocation.

      We have established union and non-union VEBA trusts to fund our future retiree health and life insurance benefits. These trusts are funded through the rate making process for Consumers, and through direct contributions from the non-utility subsidiaries. The equity portions of the union and non-union health care VEBA trusts are invested in an Standard & Poor's 500 Index fund. The fixed income portion of the union health care VEBA trust is invested in domestic investment grade taxable instruments. The fixed income portion of the non-union health care VEBA trust is invested in a diversified mix of domestic tax-exempt securities. The investment selections of each VEBA are influenced by the tax consequences, as well as the objective of generating asset returns that will meet the medical and life insurance costs of retirees.

      Reconciliations: The following table reconciles the funding of our retirement benefit plans with our retirement benefit plans' liability:

                                                                      YEARS ENDED DECEMBER 31
                                                     ------------------------------------------------------
                                                         PENSION PLAN          SERP               OPEB
                                                     ------------------- ----------------- ----------------
                                                       2003      2002      2003     2002     2003      2002
                                                     --------  --------  -------- -------- --------  ------
                                                                            IN MILLIONS
Benefit obligation January 1......................   $  1,256  $  1,195   $   81   $   73  $    982   $  956
Service cost......................................         38        40        2        4        21       20
Interest cost.....................................         74        84        5        5        66       69
Plan amendment....................................        (19)        3       --       --       (47)     (64)
Actuarial loss (gain).............................         55        72      (10)       1        91       41
Business combinations.............................         --        --       --       --       (42)      --
Benefits paid.....................................       (215)     (138)      (2)      (2)      (42)     (40)
                                                     --------  --------   ------   ------  --------   ------
Benefit obligation December 31(a).................      1,189     1,256       76       81     1,029      982
                                                     --------  --------   ------   ------  --------   ------
Plan assets at fair value at January 1............        607       845       --       --       508      508
Actual return on plan assets......................        115      (164)      --       --        75      (43)
Company contribution..............................        560        64        2        2        76       83
Actual benefits paid..............................       (215)     (138)      (2)      (2)      (41)     (40)
                                                     --------  --------   ------   ------  --------   ------
Plan assets at fair value at December 31..........      1,067       607       --       --       618      508
                                                     --------  --------   ------   ------  --------   ------
Benefit obligation in excess of plan assets.......       (122)     (649)     (76)     (81)     (411)    (474)
Unrecognized net loss from experience different
  than assumed....................................        501       573        3       13       313      313
Unrecognized prior service cost (benefit).........         29        60        1        1      (112)     (77)
Panhandle adjustment............................           --        (7)      --       --        --       --
                                                     --------  --------   ------   ------  --------   ------
Net Balance Sheet Asset (Liability).............          408       (23)     (72)     (67)     (210)    (238)
Additional minimum liability adjustment(b)......           --      (426)      --       --        --       --
                                                     --------  --------   ------   ------  --------   ------
  Total Net Balance Sheet Asset (Liability).....     $    408  $   (449)  $  (72)  $  (67) $   (210)  $ (238)
                                                     ========  ========   ======   ======  ========   ======

(a) The Medicare Prescription Drug, Improvement and Modernization Act of 2003 was signed into law in December 2003. This Act establishes a prescription drug benefit under Medicare (Medicare Part D), and a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is actuarially equivalent to Medicare Part D. Accounting guidance for the subsidy is not yet available, therefore, we have decided to defer recognizing the effects of the Act in our 2003 financial statements, as permitted by FASB Staff Position No. 106-1. When accounting guidance is issued, our retiree health benefit obligation may be adjusted.

(b) The Pension Plan's Accumulated Benefit Obligation of $1.055 billion exceeded the value of the Pension Plan assets and net balance sheet liability at December 31, 2002. As a result, we recorded an additional minimum liability, including an intangible asset of $53 million, and $373 million of accumulated other comprehensive income. In August 2003, we made our planned contribution of $210 million to the Pension Plan. In December 2003, we made an additional contribution of $350 million to the Pension Plan that eliminated the additional minimum liability. The Accumulated Benefit Obligation for the pension plan was $1.019 billion at December 31, 2003.

      Defined Contribution 401(k) Plan: Our matching contributions to the 401(k) plan are invested in CMS Energy Common Stock. Amounts charged to expense for this plan were $12 million in 2002, and $26 million in 2001. Effective September 1, 2002, our match for the 401(k) plan was suspended.

11: LEASES

      We lease various assets including vehicles, railcars, construction equipment, an airplane, computer equipment, and buildings. We have both full-service and net leases. A net lease requires us to pay for taxes, maintenance, operating costs, and insurance. Most of our leases contain options at the end of the initial lease term to:

      -     purchase the asset at the then fair value of the asset, or

      -     renew the lease at the then fair rental value.

      Minimum annual rental commitments under our non-cancelable leases at December 31, 2003 were:

                                                     CAPITAL LEASES      OPERATING LEASES
                                                     --------------      ----------------
                                                                  IN MILLIONS
2004.............................................         $  13               $  12
2005.............................................            12                  10
2006.............................................            12                  10
2007.............................................            11                   9
2008.............................................             9                   7
2009 and thereafter..............................            21                  30
                                                          -----               -----
Total minimum lease payments.....................            78               $  78
                                                                              =====
Less imputed interest............................            10
                                                          -----
Present value of net minimum lease payments......            68
Less current portion.............................            10
                                                          -----
Non-current portion..............................         $  58
                                                          =====

      Consumers is authorized by the MPSC to record both capital and operating lease payments as operating expense and recover the total cost from our customers. Operating lease charges were $14 million in 2003, $13 million in 2002, and $15 million in 2001.

      Capital lease expenses were $17 million in 2003, $20 million, in 2002 and $26 million in 2001. Included in the $26 million for 2001 is $7 million of nuclear fuel lease expense. In November 2001, our nuclear fuel capital leasing arrangement expired. At termination of the lease, we paid the lessor $48 million, which was the lessor's remaining investment at that time.

      In April 2001, we entered into a lease agreement for the construction of an office building to be used as the main headquarters for CMS Energy and Consumers in Jackson, Michigan. In November 2003, we exercised our purchase option under the lease agreement and bought the office building with proceeds from a $60 million term loan.

12: JOINTLY OWNED REGULATED UTILITY FACILITIES

      We are required to provide only our share of financing for the jointly owned utility facilities. The direct expenses of the jointly owned plants are included in operating expenses. Operation, maintenance, and other expenses of these jointly owned utility facilities are shared in proportion to each participant's undivided ownership interest. The following table indicates the extent of our investment in jointly owned regulated utility facilities:

                                                              DECEMBER 31
                                           -------------------------------------------------
                                               NET          ACCUMULATED       CONSTRUCTION
                                            INVESTMENT     DEPRECIATION     WORK IN PROGRESS
                                            -----------    -------------    ----------------
                                           2003    2002    2003     2002      2003    2002
                                           ----    ----    ----     ----      ----    ----
                                                              IN MILLIONS
Campbell Unit 3 -- 93.3 percent.......    $  299  $  298  $   328  $   313  $  113  $   111
Ludington -- 51 percent...............        84      83       87       85      (1)       2
Distribution -- various...............        74      77       32       31       5        4

13: EQUITY METHOD INVESTMENTS

      Where ownership is more than 20 percent but less than a majority, we account for certain investments in other companies, partnerships and joint ventures by the equity method of accounting in accordance with APB Opinion No.
18. The most significant of these investments is our 50 percent interest in Jorf Lasfar, and our 49 percent interest in the MCV Partnership (Note 15). Our investment in Jorf Lasfar is $256 million at December 31, 2003 and $240 million at December 31, 2002. Net income from these investments included undistributed earnings of $41 million in 2003 and $39 million in 2002 and distributions in excess of earnings of $68 million in 2001. Summarized financial information of the MCV Partnership is disclosed separately in Note 15, Summarized Financial Information of Significant Related Energy Supplier. Listed below is the summarized income and balance sheet information for these investments.

INCOME STATEMENT DATA

                                                        YEAR ENDED DECEMBER 31,
                                 ---------------------------------------------------------------------
                                                                2003
                                 ---------------------------------------------------------------------
                                  JORF                                    SCP          ALL
                                 LASFAR   FMLP      TAWEELAH          INVESTMENTS    OTHERS     TOTAL
                                 ------   ----      --------          -----------    ------     -----
                                                           IN MILLIONS
Operating revenue............    $ 369    $  79       $  99              $ 74       $ 1,135    $ 1,756
Operating expenses...........      191        4          38                18         1,006      1,257
                                 -----    -----       -----              ----       -------    -------
Operating income.............      178       75          61                56           129        499
Other expense, net...........       58       43          18                25            35        179
                                 -----    -----       -----              ----       -------    -------
Net income (loss)............    $ 120    $  32       $  43              $ 31       $    94    $   320
                                 =====    =====       =====              ====       =======    =======

                                                           YEAR ENDED DECEMBER 31,
                                 ---------------------------------------------------------------------
                                                                2002
                                 ---------------------------------------------------------------------
                                  JORF                                    SCP          ALL
                                 LASFAR   FMLP      TAWEELAH          INVESTMENTS    OTHERS     TOTAL
                                 ------   ----      --------          -----------    ------     -----
                                                           IN MILLIONS
Operating revenue...........     $ 364    $  91       $ 101              $ 43       $ 3,376    $ 3,975
Operating expenses..........       176        4          33                13         3,209      3,435
                                 -----    -----       -----              ----       -------    -------
Operating income............       188       87          68                30           167        540
Other expense, net..........        56       49          86                16           206        413
                                 -----    -----       -----              ----       -------    -------
Net income (loss)...........     $ 132    $  38       $ (18)             $ 14       $   (39)   $   127
                                 =====    =====       =====              ====       =======    =======

                                                        YEAR ENDED DECEMBER 31,
                                 --------------------------------------------------------------------
                                                                 2001
                                 --------------------------------------------------------------------
                                  JORF                                    SCP          ALL
                                 LASFAR   FMLP      TAWEELAH          INVESTMENTS    OTHERS     TOTAL
                                 ------   ----      --------          -----------    ------     -----
                                                           IN MILLIONS
Operating revenue...........     $ 357    $  99       $  44              $ 39       $ 3,814    $ 4,353
Operating expenses..........       151        6          17                12         3,459      3,645
                                 -----    -----       -----              ----       -------    -------
Operating income............       206       93          27                27           355        708
Other expense, net..........        45       63          42                16           237        403
                                 -----    -----       -----              ----       -------    -------
Net income..................     $ 161    $  30       $ (15)             $ 11       $   118    $   305
                                 =====    =====       =====              ====       =======    =======

BALANCE SHEET DATA

                                                                    YEAR ENDED DECEMBER 31,
                                               ---------------------------------------------------------------------
                                                                             2003
                                               ---------------------------------------------------------------------
                                                JORF                                  SCP          ALL
                                               LASFAR    FMLP      TAWEELAH       INVESTMENTS    OTHERS     TOTAL
                                               ------   ----       --------       -----------    ------     -----
                                                                          IN MILLIONS
Assets
  Current assets...........................   $   277   $   --       $  93          $   60       $   434    $   864
  Property, plant and equipment, net.......        10       --         638             383         2,475      3,506
  Other assets.............................     1,152      893          10              --         1,159      3,214
                                              -------   ------       -----          ------       -------    -------
                                              $ 1,439   $  893       $ 741          $  443       $ 4,068    $ 7,584
                                              =======   ======       =====          ======       =======    =======
Liabilities
  Current liabilities......................   $   314   $   21       $  81          $   19       $   425    $   860
  Long-term debt and other non-current
     liabilities...........................       612      411         509             225         3,121      4,878
Equity.....................................       513      461         151             199           522      1,846
                                              -------   ------       -----          ------       -------    -------
                                              $ 1,439   $  893       $ 741          $  443       $ 4,068    $ 7,584
                                              =======   ======       =====          ======       =======    =======

                                                                    YEAR ENDED DECEMBER 31,
                                               ---------------------------------------------------------------------
                                                                             2002
                                               ---------------------------------------------------------------------
                                                JORF                                  SCP           ALL
                                               LASFAR    FMLP      TAWEELAH       INVESTMENTS     OTHERS     TOTAL
                                               ------   ----       --------       -----------    ------     -----
Assets
  Current assets...........................   $   225   $   --       $  91          $   36       $   676    $ 1,028
  Property, plant and equipment, net.......         7       --         656             291         2,695      3,649
  Other assets.............................     1,118      998          10              --         1,076      3,202
                                              -------   ------       -----          ------       -------    -------
                                              $ 1,350   $  998       $ 757          $  327       $ 4,447    $ 7,879
                                              =======   ======       =====          ======       =======    =======
Liabilities
  Current liabilities......................   $   249   $   22       $  95          $   18       $   692    $ 1,076
  Long-term debt and other non-current
     liabilities...........................       622      428         530             172         2,896      4,648
Equity.....................................       479      548         132             137           859      2,155
                                              -------   ------       -----          ------       -------    -------
                                              $ 1,350   $  998       $ 757          $  327       $ 4,447    $ 7,879
                                              =======   ======       =====          ======       =======    =======

14: REPORTABLE SEGMENTS

      Our reportable segments consist of business units organized and managed by their products and services. We evaluate performance based upon the net income of each segment. We operate principally in three reportable segments: electric utility, gas utility, and enterprises.

      The electric utility segment consists of the generation and distribution of electricity in the state of Michigan through its subsidiary, Consumers. The gas utility segment consists of regulated activities like transportation, storage, and distribution of natural gas in the state of Michigan through its subsidiary, Consumers. The enterprises segment consists of:

      - investing in, acquiring, developing, constructing, managing, and operating non-utility power generation plants and natural gas facilities in the United States and abroad, and

      -     providing gas, oil, and electric marketing services to energy users.

      The tables below show financial information by reportable segment. The "Other" net income segment includes corporate interest and other, discontinued operations, and the cumulative effect of accounting changes. We restated 2002 and 2001 information due to the management reorganization and the change in our business strategy in 2003 from five to three operating segments.

REPORTABLE SEGMENTS

                                                            YEARS ENDED DECEMBER 31
                                                     ----------------------------------
                                                                  RESTATED     RESTATED
                                                        2003        2002         2001
                                                     ---------    --------     --------
                                                                 IN MILLIONS
Revenues
  Electric utility...............................    $   2,583    $  2,644     $  2,630
  Gas utility....................................        1,845       1,519        1,338
  Enterprises....................................        1,085       4,508        4,034
  Other..........................................           --           2            4
                                                     ---------    --------     --------
                                                     $   5,513    $  8,673     $  8,006
                                                     =========    ========     ========
Earnings from Equity Method Investees
  Enterprises....................................    $     164    $     92     $    172
                                                     ---------    --------     --------
                                                     $     164    $     92     $    172
                                                     =========    ========     ========
Depreciation, Depletion, and Amortization
  Electric utility...............................    $     247    $    228     $    219
  Gas utility....................................          128         118          118
  Enterprises....................................           52          64           70
  Other..........................................            1           2            1
                                                     ---------    --------     --------
                                                     $     428    $    412     $    408
                                                     =========    ========     ========
Income Taxes
  Electric utility...............................    $      90    $    138     $     69
  Gas utility....................................           35          33           25
  Enterprises....................................           14        (155)         (83)
  Other..........................................          (81)        (57)        (105)
                                                     ---------    --------     --------
                                                     $      58    $    (41)    $    (94)
                                                     =========    ========     ========
Net Income (Loss)
  Electric utility...............................    $     167    $    264     $    120
  Gas utility....................................           38          46           21
  Enterprises....................................            8        (419)        (272)
  Other..........................................         (257)       (541)        (328)
                                                     ---------    --------     --------
                                                     $     (44)   $   (650)    $   (459)
                                                     =========    ========     ========
Investments in Equity Method Investees
  Enterprises....................................    $   1,366    $  1,367     $  1,912
  Other..........................................           24           2           36
                                                     ---------    --------     --------
                                                     $   1,390    $  1,369     $  1,948
                                                     =========    ========     ========

                                          YEARS ENDED DECEMBER 31
                                   ------------------------------------
                                                RESTATED      RESTATED
                                      2003        2002          2001
                                   ---------   ----------    ----------
                                               IN MILLIONS
Identifiable Assets
  Electric utility(a)...........   $   6,831   $    6,058    $    5,784
  Gas utility(a)................       2,983        2,586         2,734
  Enterprises...................       3,670        5,724         8,891
  Other.........................         354          413           224
                                   ---------   ----------    ----------
                                   $  13,838   $   14,781    $   17,633
                                   =========   ==========    ==========
Capital Expenditures(b)
  Electric utility..............   $     310   $      437    $      623
  Gas utility...................         135          181           145
  Enterprises...................          49          235           427
  Other.........................          --            8           263
                                   ---------   ----------    ----------
                                   $     494   $      861    $    1,458
                                   =========   ==========    ==========

GEOGRAPHIC AREAS(C)

                                                 RESTATED     RESTATED
                                      2003         2002         2001
                                   ----------   ----------   ----------
                                                IN MILLIONS
United States
  Operating Revenue..............  $    5,222   $    8,361   $    7,639
  Operating Income (Loss)........         511          (36)         189
  Identifiable Assets............      12,372       13,355       14,770
International
  Operating Revenue..............  $      291   $      312   $      367
  Operating Income (Loss)........          84          111          (38)
  Identifiable Assets............       1,466        1,426        2,863

(a) Amounts includes a portion of Consumers' assets for both the Electric and Gas utility units.

(b) Amounts include electric restructuring implementation plan, capital leases for nuclear fuel, purchase of nuclear fuel and other assets and electric DSM costs. Amounts also include a portion of Consumers' capital expenditures for plant and equipment that both the electric and gas utility units use.

(c)   Revenues are based on the country location of customers.

15: SUMMARIZED FINANCIAL INFORMATION OF SIGNIFICANT RELATED ENERGY SUPPLIER

      Under the PPA with the MCV Partnership discussed in Note 4, Uncertainties, our 2003 obligation to purchase electric capacity from the MCV Partnership provided 15 percent of our owned and contracted electric generating capacity. Summarized financial information of the MCV Partnership follows:

STATEMENTS OF INCOME

                                                                       YEARS ENDED
                                                                       DECEMBER 31
                                                               ------------------------
                                                                 2003     2002    2001
                                                               -------  ------- -------
                                                                      IN MILLIONS
Operating revenue(a).........................................  $   584  $   597 $   611
Operating expenses...........................................      416      409     453
                                                               -------  ------- -------
Operating income.............................................      168      188     158
Other expense, net...........................................      108      114     110
                                                               -------  ------- -------
Income before cumulative effect of accounting change.........       60       74      48
Cumulative effect of change in method of accounting for
  derivative options contracts(b)............................       --       58      --
                                                               -------  ------- -------
Net Income...................................................  $    60  $   132 $    48
                                                               =======  ======= =======

BALANCE SHEETS

                                    DECEMBER 31
                                -------------------
                                  2003      2002
                                --------  ---------
                                    IN MILLIONS
ASSETS
Current assets(c)............. $     389  $     358
Plant, net....................     1,494      1,550

Other assets..................       187        190
                               ---------  ---------
                               $   2,070  $   2,098
                               =========  =========

LIABILITIES AND EQUITY
Current liabilities........... $     250  $     209
Non-current
  liabilities(d)..............     1,021      1,155
Partners' equity(e)...........       799        734
                               ---------  ---------
                               $   2,070  $   2,098
                               =========  =========

------------
(a) Revenue from Consumers totaled $514 million in 2003, $557 million in 2002, and $550 million in 2001.

(b) On April 1, 2002, the MCV Partnership implemented a new accounting standard for derivatives. As a result, the MCV Partnership began accounting for several natural gas contracts containing an option component at fair value. The MCV Partnership recorded a $58 million cumulative effect adjustment for the change in accounting principle as an increase to earnings. CMS Midland's 49 percent ownership share was $28 million ($18 million after-tax), which is reflected as a change in accounting principle on our Consolidated Statements of Income (Loss).

(c) Receivables from Consumers totaled $40 million for December 31, 2003 and $44 million for December 31, 2002.

(d) FMLP is the sole beneficiary of a trust that is the lessor in a long-term direct finance lease with the MCV Partnership. CMS Holdings holds a 46.4 percent ownership interest in FMLP. The MCV Partnership's lease obligations, assets, and operating revenues secure FMLP's debt. The following table summarizes obligation and payment information regarding the direct finance lease.

                                                                                    DECEMBER 31
                                                                                  --------------
                                                                                   2003    2002
                                                                                   ----    ----
                                                                                   IN MILLIONS
Balance Sheet:
  MCV Partnership:      Lease obligation                                          $  894  $  975
  FMLP:                 Non-recourse debt                                            431     449
                        Lease payment to service non-recourse debt (including
                        interest)                                                    158     370
  CMS Holdings:         Share of interest portion of lease payment                    37      34
                        Share of principle portion of lease payment                   36      65

                                                                                      YEARS ENDED
                                                                                      DECEMBER 31
                                                                                   -----------------
                                                                                   2003   2002  2001
                                                                                   ----   ----  ----
                                                                                       IN MILLIONS
Income Statement:
  FMLP:                 Earnings                                                  $   32  $  38 $  30

(e) CMS Midland's recorded investment in the MCV Partnership includes capitalized interest, which we are expensing over the life of our investment in the MCV Partnership. The financing agreements prohibit the MCV Partnership from distributing any cash to its owners until it meets certain financial test requirements. We do not anticipate receiving a cash distribution in the near future.

16: ASSET RETIREMENT OBLIGATIONS

      SFAS NO. 143, ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS: This standard became effective January 2003. It requires companies to record the fair value of the cost to remove assets at the end of their useful life, if there is a legal obligation to do so. We have legal obligations to remove some of our assets, including our nuclear plants, at the end of their useful lives.

      Before adopting this standard, we classified the removal cost of assets included in the scope of SFAS No. 143 as part of the reserve for accumulated depreciation. For these assets, the removal cost of $448 million that was classified as part of the reserve at December 31, 2002, was reclassified in January 2003, in part, as:

      -     $364 million ARO liability,

      -     $134 million regulatory liability,

      -     $42 million regulatory asset, and

      - $7 million net increase to property, plant, and equipment as prescribed by SFAS No. 143.

      We are reflecting a regulatory asset and liability as required by SFAS No. 71 for regulated entities instead of a cumulative effect of a change in accounting principle. Accretion of $1 million related to the Big Rock and Palisades' profit component included in the estimated cost of removal was expensed for 2003.

      The fair value of ARO liabilities has been calculated using an expected present value technique. This technique reflects assumptions, such as costs, inflation, and profit margin that third parties would consider to assume the settlement of the obligation. Fair value, to the extent possible, should include a market risk premium for unforeseeable circumstances. No market risk premium was included in our ARO fair value estimate since a reasonable estimate could not be made. If a five percent market risk premium were assumed, our ARO liability would be $381 million.

      If a reasonable estimate of fair value cannot be made in the period the asset retirement obligation is incurred, such as assets with indeterminate lives, the liability is to be recognized when a reasonable estimate of fair value can be made. Generally, transmission and distribution assets have indeterminate lives. Retirement cash flows cannot be determined. There is a low probability of a retirement date, so no liability has been recorded for these assets. No liability has been recorded for assets that have insignificant cumulative disposal costs, such as substation batteries. The measurement of the ARO liabilities for Palisades and Big Rock are based on decommissioning studies that are based largely on third-party cost estimates.

      In addition, in 2003, we recorded an ARO liability for certain pipelines and non-utility generating plants and a $1 million, net of tax, cumulative effect of change in accounting for accretion and depreciation expense for ARO liabilities incurred prior to 2003. The pro forma effect on results of operations would not have been material for the year ended December 31, 2002.

      The following tables describe our assets that have legal obligations to be removed at the end of their useful life.

                                        IN SERVICE                                          TRUST
           ARO DESCRIPTION                 DATE              LONG LIVED ASSETS               FUND
--------------------------------------  ----------  ------------------------------------  -----------
                                                                                          IN MILLIONS
December 31, 2003
  Palisades-decommission plant site...      1972    Palisades nuclear plant                 $  487
  Big Rock-decommission plant site....      1962    Big Rock nuclear plant                      88
  JHCampbell intake/discharge water
     line.............................      1980    Plant intake/discharge water line           --
  Closure of coal ash disposal areas..   Various    Generating plants coal ash areas            --
  Closure of wells at gas storage
     fields...........................   Various    Gas storage fields                          --
  Indoor gas services equipment
     relocations......................   Various    Gas meters located inside structures        --
  Closure of gas pipelines............   Various    Gas transmission pipelines                  --
  Dismantle natural gas-fired power
     plant............................      1997    Gas fueled power plant                      --

                                 PRO FORMA           ARO LIABILITY                        CASH        ARO
                               ARO LIABILITY  -----------------------------               FLOW     LIABILITY
      ARO DESCRIPTION             1/1/02      1/1/03  INCURRED    SETTLED    ACCRETION  REVISIONS  12/31/03
-----------------------------  -------------  ------  --------  -----------  ---------  ---------  ---------
                                                                IN MILLIONS
December 31, 2003
  Palisades-decommission.....      $ 232      $ 249     $ --       $  --      $  19       $ --      $ 268
  Big Rock-decommission......         94         61       --         (39)        13         --         35
  JHCampbell intake line.....         --         --       --          --         --         --         --
  Coal ash disposal areas....         46         51       --          (4)         5         --         52
  Wells at gas storage
     fields..................          2          2       --          --         --         --          2
  Indoor gas services
     relocations.............          1          1       --          --         --         --          1
  Closure of gas
     pipelines(a)............          7          8       --          (8)        --         --         --
  Dismantle natural
     gas-fired power plant...          1          1       --          --         --         --          1
                                   -----      -----     ----       -----      -----       ----      -----
       Total.................      $ 383      $ 373     $ --       $ (51)     $  37       $ --      $ 359
                                   =====      =====     ====       =====      =====       ====      =====

------------
(a) ARO Liability was settled in 2003 as a result of the sales of Panhandle and CMS Field Services.

      Reclassification of Non-Legal Cost of Removal: Beginning in December 2003, the SEC requires the quantification and reclassification of the estimated cost of removal obligations arising from other than legal obligations. These obligations have been accrued through depreciation charges. We estimate that we had $983 million in 2003 and $907 million in 2002 of previously accrued asset removal costs related to our regulated operations, for other than legal obligations. These obligations, which were previously classified as a component of accumulated depreciation, were reclassified as regulatory liabilities in the accompanying consolidated balance sheets.

17: IMPLEMENTATION OF NEW ACCOUNTING STANDARDS

      SFAS NO. 149, AMENDMENT OF STATEMENT 133 ON DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES: Amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement is effective for contracts entered into or modified after June 30, 2003. Implementation of this statement has not impacted our Consolidated Financial Statements.

      SFAS NO. 150, ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY: Establishes standards for how we classify and measure certain financial instruments with characteristics of both liabilities and equity. The statement requires us to classify financial instruments within its scope as liabilities rather than mezzanine equity, the area between liabilities and equity. SFAS No. 150 became effective July 1, 2003.

      We have five Trust Preferred Securities outstanding as of December 31, 2003 that are issued by our affiliated trusts. Each trust holds a subordinated debenture from the parent company. The terms of the debentures are identical to those of the trust-preferred securities, except that the debenture has an explicit maturity date. The trust documents, in turn, require that the trust be liquidated upon the repayment of the debenture. The preferred securities are redeemable upon the liquidation of the subsidiary; therefore, are considered equity in the financial statements of the subsidiary.

      At their October 29, 2003 Board meeting, the FASB deferred the implementation of the portion of SFAS No. 150 relating to mandatorily redeemable noncontrolling interests in subsidiaries when the noncontrolling interests are classified as equity in the financial statements of the subsidiary. Our Trust Preferred Securities are included in the deferral action.

      Upon adoption of FASB Interpretation No. 46, we determined that our trusts that issue Trust Preferred Securities should be deconsolidated and reported as long-term debt -- related parties. Refer to further discussion under FASB Interpretation No. 46, Consolidation of Variable Interest Entities.

      EITF ISSUE NO. 02-03, RECOGNITION AND REPORTING OF GAINS AND LOSSES ON ENERGY TRADING CONTRACTS UNDER EITF ISSUES NO. 98-10 AND 00-17: At the October 25, 2002 meeting, the EITF reached a consensus to rescind EITF Issue No. 98-10, Accounting for Contracts Involved in Energy Trading and Risk Management Activities. As a result, only energy contracts that meet the definition of a derivative in SFAS No. 133 will be carried at fair value. Energy trading contracts that do not meet the definition of a derivative must be accounted for as executory contracts. We recognized a cumulative effect of change in accounting principle loss of $23 million, net of tax, for the year ended December 31, 2003.

      EITF ISSUE NO. 01-08, DETERMINING WHETHER AN ARRANGEMENT CONTAINS A LEASE:
In May 2003, the EITF reached consensus in EITF Issue No. 01-08 requiring both parties to a transaction, such as power purchase agreements, to determine whether a service contract or similar arrangement is or includes a lease within the scope of SFAS No. 13, Accounting for Leases. The consensus is to be applied prospectively to arrangements agreed to, modified, or acquired in business combinations in fiscal periods beginning July 1, 2003.

      Prospective accounting under EITF Issue No. 01-08, could affect the timing and classification of revenue and expense recognition. Certain product sales and service revenue and expenses may be required to be reported as rental or leasing income and/or expenses. Transactions deemed to be capital lease arrangements would be included on our balance sheet. The adoption of EITF Issue No. 01-08 has not impacted our results of operations, cash flows, or financial position.

      EITF ISSUE NO. 03-04, ACCOUNTING FOR CASH BALANCE PENSION PLANS: In May 2003, the EITF reached consensus in EITF Issue No. 03-04 to specifically address the accounting for certain cash balance pension plans. EITF Issue No. 03-04 concluded that certain cash balance plans be accounted for as defined benefit plans under SFAS No. 87, Employers' Accounting for Pensions. The EITF requirements must be applied as of our next plan measurement date after issuance, which is December 31, 2003. In 2003, we started a cash balance pension plan that covers employees hired after June 30, 2003. We do account for this plan as a defined benefit plan under SFAS No. 87 and comply with EITF Issue No. 03-04. For further information, see Note 10, Retirement Benefits.

ACCOUNTING STANDARDS NOT YET EFFECTIVE

      FASB INTERPRETATION NO. 46, CONSOLIDATION OF VARIABLE INTEREST ENTITIES:
FASB issued this interpretation in January 2003. The objective of the Interpretation is to assist in determining when one party controls another entity in circumstances where a controlling financial interest cannot be properly identified based on voting interests. Entities with this characteristic are considered variable interest entities. The Interpretation requires the party with the controlling financial interest to consolidate the entity.

      On December 24, 2003, the FASB issued Revised FASB Interpretation No. 46. For entities that have not previously adopted FASB Interpretation No. 46, Revised FASB Interpretation No. 46 provides an implementation deferral, until the first quarter of 2004. Revised FASB Interpretation No. 46 is effective for the first quarter of 2004 for all entities other than special purpose entities. Special-purpose entities must apply either FASB Interpretation No. 46 or Revised FASB Interpretation No. 46 for the first reporting period that ends after December 15, 2003.

      As of December 31, 2003, we have completed our analysis for and have adopted Revised FASB Interpretation No. 46 for all entities other than the MCV Partnership and FMLP. We continue to evaluate and gather information regarding those entities. We will adopt the provisions of Revised FASB Interpretation No. 46 for the MCV Partnership and FMLP in the first quarter of 2004.

      If our completed analysis shows we have the controlling financial interest in the MCV Partnership and FMLP, we would consolidate their assets, liabilities, and activities, including $700 million of non-recourse debt, into our financial statements. Financial covenants under our financing agreements could be impacted negatively after such a consolidation. As a result, it may become necessary to seek amendments to the relevant financing agreements to modify the terms of certain of these covenants to remove the effect of this consolidation, or to refinance the relevant debt. As of December 31, 2003, our investment in the MCV Partnership was $419 million and our investment in the FMLP was $224 million.

      We determined that we have the controlling financial interest in three entities that are determined to be variable interest entities. We have 50-percent partnership interest in T.E.S Filer City Station Limited Partnership, Grayling Generating Station Limited Partnership, and Genesee Power Station Limited Partnership. Additionally, we have operating and management contracts and are the primary purchaser of power from each partnership through long-term power purchase agreements. Collectively, these interests provide us with the controlling financial interest as defined by the Interpretation. Therefore, we have consolidated these partnerships into our consolidated financial statements for the first time as of December 31, 2003. At December 31, 2003, total assets consolidated for these entities are $227 million and total liabilities are $164 million, including $128 million of non-recourse debt. At December 31, 2003, CMS Energy has outstanding letters of credit and guarantees of $5 million relating to these entities. At December 31, 2003, minority interest recorded for these entities totaled $36 million.

      We also determined that we do not hold the controlling financial interest in our trust preferred security structures. Accordingly, those entities have been deconsolidated as of December 31, 2003. Company obligated Trust Preferred Securities totaling $663 million that were previously included in mezzanine equity, have been eliminated due to deconsolidation. As a result of the deconsolidation, we have reflected $684 million of long-term debt -- related parties and have reflected an investment in related parties of $21 million.

      We are not required to, and have not, restated prior periods for the impact of this accounting change.

      Additionally, we have non-controlling interests in four other variable interest entities. FASB Interpretation No. 46 requires us to disclose certain information about these entities. The chart below details our involvement in these entities at December 31, 2003:

                                                                                INVESTMENT      OPERATING
        NAME                                                      INVOLVEMENT     BALANCE     AGREEMENT WITH
(OWNERSHIP INTEREST)  NATURE OF THE ENTITY        COUNTRY            DATE      (IN MILLIONS)    CMS ENERGY
--------------------  --------------------  --------------------  -----------  -------------  ---------------
Loy Yang Power (49%)  Power Generator       Australia                1997        $  --             Yes
Taweelah (40%)        Power Generator       United Arab Emirates     1999        $  83             Yes
Jubail (25%)          Generator--           Saudi Arabia             2001        $  --             Yes
                      Under Construction
Shuweihat (20%)       Generator--           United Arab Emirates     2001        $ (24)(a)         Yes
                      Under Construction
                                                                                 -----
Total                                                                            $  59
                                                                                 =====

                        TOTAL
        NAME          GENERATING
(OWNERSHIP INTEREST)   CAPACITY
--------------------  ----------
Loy Yang Power (49%)   2,000 MW
Taweelah (40%)           777 MW
Jubail (25%)             250 MW
Shuweihat (20%)        1,500 MW
                       -----
Total                  4,527 MW
                       =====

(a) At December 31, 2003, we recorded a negative investment in Shuweihat. The balance is comprised of our investment of $3 million reduced by our proportionate share of the negative fair value of derivative instruments of $27 million. We are required to record the negative investment due to our future commitment to make an equity investment in Shuweihat.

      Our maximum exposure to loss through our interests in these variable interest entities is limited to our investment balance of $59 million, Loy Yang currency translation losses of $110 million, net of tax, and letters of credit, guarantees, and indemnities relating to Taweelah and Shuweihat totaling $146 million. Included in the $146 million is a letter of credit relating to our required initial investment in Shuweihat of $70 million. We plan to contribute our initial investment when the project becomes commercially operational in 2004.

      STATEMENT OF POSITION, ACCOUNTING FOR CERTAIN COSTS AND ACTIVITIES RELATED TO PROPERTY, PLANT, AND EQUIPMENT: At its September 9, 2003 meeting, the Accounting Standards Executive Committee, of the American Institute of Certified Public Accountants voted to approve the Statement of Position, Accounting for Certain Costs and Activities Related to Property, Plant, and Equipment. The Statement of Position is expected to be presented for FASB clearance in 2004 and would be applicable for fiscal years beginning after December 15, 2004. An asset classified as property, plant, and equipment asset often comprises multiple parts and costs. A component accounting policy determines the level at which those parts are recorded. Capitalization of certain costs related to property, plant, and equipment are included in the total cost. The Statement of Position could impact our component and capitalization accounting for property, plant, and equipment. We continue to evaluate the impact, if any, this Statement of Position will have upon adoption.

18: RESTATEMENT AND RECLASSIFICATION

      We have determined the need to make certain adjustments to our consolidated financial statements for the fiscal years ended December 31, 2002, December 31, 2001, and December 31, 2000. Therefore, the consolidated financial statements for 2002 and 2001 have been restated from amounts previously reported. The table below summarizes the significant adjustments and the effects on our consolidated net loss.

              NET LOSS (INCREASE) DECREASE                 2002     2001    TOTAL
--------------------------------------------------------  ------   ------   ------
                                                                IN MILLIONS
Interest allocation reclassification for International
  Energy Distribution...................................  $   (3)  $    3   $   --
Derivatives related to the equity method investments....     (27)     (14)     (41)
                                                          ------   ------   ------
Total...................................................  $  (30)  $  (11)  $  (41)
                                                          ======   ======   ======

      INTEREST ALLOCATION RECLASSIFICATION FOR INTERNATIONAL ENERGY
DISTRIBUTION: Due to lack of progress on the sale, we reclassified our international energy distribution business, which includes CPEE and SENECA, from discontinued operations to continuing operations for the years 2003, 2002, and 2001. When we initially reported the international energy distribution business as a discontinued operation in 2001, we applied APB Opinion No. 30, which allowed us to record a provision for anticipated operating losses. We currently apply FASB No. 144 which does not allow us to record a provision for future operating losses. Therefore, in the process of reclassifying the international energy distribution business to continuing operations and reversing such provisions, we increased our net loss by $3 million in 2002 and decreased our net loss by $3 million in 2001.

      DERIVATIVES RELATED TO THE EQUITY METHOD INVESTMENTS: Some of our equity affiliates hold derivative instruments, including interest rate swaps and other similar instruments. Some of these instruments have been accounted for as cash flow hedges, with changes in the fair value of the hedges reported in accumulated other comprehensive income in 2003, 2002 and 2001. However, in late 2003 it was determined that certain of our equity affiliates did not formally designate their instruments as hedges, or did not do so in a timely manner, in accordance with SFAS No. 133. Therefore, the changes in the fair value of the hedges should have been reported in earnings in 2003, 2002, and 2001. As a result, the effects of the changes in the fair value of the hedges require restatement. Our proportionate share of the adjustments increased our net loss by $27 million in 2002 and increased our net loss by $14 million in 2001.

      BALANCE SHEET IMPACTS: The most significant effects on our consolidated balance sheets include the reclassification of International Energy Distribution from "held for sale" to continuing operations and the change in our investments due to the correction of the derivatives discussed above.

      During the fourth quarter of 2000, we wrote down the value of our investment in Loy Yang by $329 million ($268 million after-tax). We have now concluded that the tax benefit associated with the write-down should have been reduced by $38 million. Accordingly, our retained deficit as of January 1, 2001 increased by this amount.

      The following tables present the effects of the adjustments we made to our consolidated financial statements for the fiscal years ended December 31, 2002 and December 31, 2001, as well as effects of reclassifying Marysville and Parmelia into discontinued operations.

                        CONSOLIDATED STATEMENTS OF INCOME

                                                           2002                      2001
                                                 ------------------------  ------------------------
                                                 AS REPORTED  AS RESTATED  AS REPORTED  AS RESTATED
                                                 -----------  -----------  -----------  -----------
                                                                    IN MILLIONS
Operating Revenue..............................   $  8,561     $  8,673     $  7,878     $  8,006
Earnings from Equity Method Investees..........        126           92          185          172
Operating expenses
  Operation....................................      7,177        7,242        6,762        6,851
  Maintenance..................................        211          212          224          225
  Depreciation, depletion and amortization.....        403          412          398          408
  General taxes................................        199          222          196          220
  Asset impairment charges.....................        598          602          240          323
                                                  --------     --------     --------     --------
  Total Operating Expenses.....................      8,588        8,690        7,820        8,027
                                                  --------     --------     --------     --------
Operating Income...............................         99           75          243          151
                                                  --------     --------     --------     --------
Other Income (Deductions):
  Accretion expense............................        (31)         (31)         (37)         (37)
  Gain (loss) on asset sales, net..............         37           37            -           (2)
  Other, net...................................         (4)          (6)          25           26
                                                  --------     --------     --------     --------
  Total Other Income (Deductions)..............          2           --          (12)         (13)
                                                  --------     --------     --------     --------
Fixed Charges..................................        504          508          562          566
Loss From Continuing Operations Before Income
  Taxes and Minority Interests.................       (403)        (433)        (331)        (428)
                                                  --------     --------     --------     --------
Income Tax Expense (Benefit)...................         13          (41)         (98)         (94)
Minority Interests.............................         --            2            3           (7)
                                                  --------     --------     --------     --------
Loss From Continuing Operations................       (416)        (394)        (236)        (327)
                                                  --------     --------     --------     --------
Loss From Discontinued Operations..............       (222)        (274)        (210)        (128)
                                                  --------     --------     --------     --------
Loss Before Cumulative Effect of Change in
  Accounting Principle.........................       (638)        (668)        (446)        (455)
                                                  --------     --------     --------     --------
Cumulative Effect of Change in Accounting......         18           18           (2)          (4)
                                                  --------     --------     --------     --------
Consolidated Net Loss..........................   $   (620)    $   (650)    $   (448)    $   (459)
                                                  ========     ========     ========     ========
Basic and Diluted Loss Per Share...............   $  (4.46)    $  (4.68)    $  (3.42)    $  (3.51)
                                                  ========     ========     ========     ========

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                            2002                     2001
                                                 ------------------------  ------------------------
                                                 AS REPORTED  AS RESTATED  AS REPORTED  AS RESTATED
                                                 -----------  -----------  -----------  -----------
                                                                    IN MILLIONS
Consolidated net loss..........................   $    (620)   $    (650)   $    (448)   $    (459)
Net cash provided by operating activities......         624          614          366          372
Net cash provided by (used in) investing
  activities...................................         863          829       (1,348)      (1,349)
Net cash provided by (used in) financing
  activities...................................      (1,237)      (1,223)         968          967
Effect of Exchange Rate on Cash................          --            8           --          (10)
Net Increase (Decrease) in Cash and Temporary
  Cash Investments.............................         250          228          (14)         (20)
                                                  ---------    ---------    ---------    ---------
Cash and Cash Investments, End of Period.......   $     377    $     351    $     127    $     123
                                                  =========    =========    =========    =========

                           CONSOLIDATED BALANCE SHEETS

                                                           2002                      2001
                                                 ------------------------  ------------------------
                                                 AS REPORTED  AS RESTATED  AS REPORTED  AS RESTATED
                                                 -----------  -----------  -----------  -----------
                                                                    IN MILLIONS
ASSETS
Plant and Property (at cost)...................  $    5,234    $   6,103   $    5,848    $   6,703
                                                 ----------    ---------   ----------    ---------
Investments....................................       1,398        1,369        1,961        1,960
                                                 ----------    ---------   ----------    ---------
Current Assets:
  Cash and temporary cash investments..........         377          351          127          123
  Restricted cash..............................          --           38           --            4
  Accounts receivable, notes receivable, and
      accrued revenue..........................         757          783          704          743
  Assets held for sale.........................         644          595          471          412
  Price risk management assets.................         115          115          327          327
  Prepayments, inventories, and other..........         855          857          931          951
                                                 ----------    ---------   ----------    ---------
Total Current Assets...........................       2,748        2,739        2,560        2,560
                                                 ----------    ---------   ----------    ---------
Non-current Assets:
  Regulatory assets............................       1,053        1,053        1,105        1,105
  Assets held for sale.........................       2,081        2,084        3,480        3,438
  Price risk management assets.................         135          135          368          368
  Other........................................       1,266        1,298        1,453        1,499
                                                 ----------    ---------   ----------    ---------
Total Non-current Assets.......................       4,535        4,570        6,406        6,410
                                                 ----------    ---------   ----------    ---------
Total Assets...................................  $   13,915    $  14,781   $   16,775    $  17,633
                                                 ==========    =========   ==========    =========

                                                              2002                     2001
                                                   ------------------------  ------------------------
                                                   AS REPORTED  AS RESTATED  AS REPORTED  AS RESTATED
                                                   -----------  -----------  -----------  -----------
                                                                        IN MILLIONS
STOCKHOLDERS' INVESTMENT AND LIABILITIES
Capitalization:
Common stockholders' equity......................  $    1,133    $   1,078   $    2,038    $   1,991
Long-term debt...................................       5,356        5,357        5,840        5,842
Non-current portion of capital leases............         116          116           71           71
Other............................................         927          927        1,258        1,258
                                                   ----------    ---------   ----------    ---------
Total Capitalization.............................       7,532        7,478        9,207        9,162
                                                   ----------    ---------   ----------    ---------
Minority Interests...............................          21           38           24           43
                                                   ----------    ---------   ----------    ---------
Current Liabilities:
  Current portion of long-term debt and capital
     leases......................................         640          646        1,016        1,016
  Notes payable..................................         458          458          416          416
  Accounts payable...............................         482          496          595          614
  Accrued taxes..................................         291          291          111          111
  Liabilities held for sale......................         465          427          639          605
  Price risk management liabilities..............          96           96          367          367
  Deferred income taxes..........................          15           15           49           49
  Other..........................................         451          460          478          494
                                                   ----------    ---------   ----------    ---------
Total Current Liabilities........................       2,898        2,889        3,671        3,672
                                                   ----------    ---------   ----------    ---------
Non-current Liabilities:
  Deferred income taxes..........................         414          438          824          864
  Regulatory liabilities for cost of removal.....          --          907           --          870
  Liabilities held for sale......................       1,243        1,218        1,376        1,354
  Price risk management liabilities..............         135          135          287          287
  Other..........................................       1,672        1,678        1,386        1,381
                                                   ----------    ---------   ----------    ---------
Total Non-current Liabilities....................       3,464        4,376        3,873        4,756
                                                   ----------    ---------   ----------    ---------
Total Stockholders' Investment and
  Liabilities....................................  $   13,915    $  14,781   $   16,775    $  17,633
                                                   ==========    =========   ==========    =========

             CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY

                                                   2002                     2001
                                        ------------------------  ------------------------
                                        AS REPORTED  AS RESTATED  AS REPORTED  AS RESTATED
                                        -----------  -----------  -----------  -----------
                                                           IN MILLIONS
Retained Deficit
  At beginning of period..............   $    (951)   $  (1,001)   $   (313)    $    (352)
  Consolidated net loss...............        (620)        (650)       (448)         (459)
  Common stock dividends declared.....        (149)        (149)       (190)         (190)
                                         ---------    ---------    --------     ---------
     At end of period.................      (1,720)      (1,800)       (951)       (1,001)
                                         ---------    ---------    --------     ---------
Accumulated Other Comprehensive Loss
  At beginning of period..............        (269)        (266)       (201)         (198)
  Minimum pension liability...........        (241)        (241)         --            --
  Investments.........................           7            7          (3)           (3)
  Derivative instruments..............         (25)          (3)        (38)          (38)
  Foreign currency translation........        (225)        (225)        (27)          (27)
                                         ---------    ---------    --------     ---------
     At end of period.................        (753)        (728)       (269)         (266)
                                         ---------    ---------    --------     ---------
Common stock..........................           1            1           1             1
Other paid-in capital.................       3,605        3,605       3,257         3,257
                                         ---------    ---------    --------     ---------
Total Common Stockholders' Equity.....   $   1,133    $   1,078    $  2,038     $   1,991
                                         =========    =========    ========     =========
Total Other Comprehensive Loss........   $  (1,104)   $  (1,112)   $   (516)    $    (527)
                                         =========    =========    ========     =========

19: QUARTERLY FINANCIAL AND COMMON STOCK INFORMATION (UNAUDITED)

      We have determined the need to make certain adjustments to our consolidated financial statements for the quarterly periods of 2003 and 2002. Therefore, the consolidated financial statements for the quarterly periods of 2003 and 2002 have been restated from amounts previously reported.

                                                                             2003 (RESTATED)
                                                               ------------------------------------------
                       QUARTERS ENDED                          MARCH 31   JUNE 30    SEPT. 30    DEC. 31
-------------------------------------------------------------  --------   --------   ---------  ---------
                                                                 IN MILLIONS, EXCEPT PER SHARE AMOUNTS
Operating revenue............................................  $  1,968   $  1,126   $  1,047   $  1,372
Operating income.............................................       236        176         78        105
Income (loss) from continuing operations.....................        75        (12)       (71)       (35)
Discontinued operations(a)...................................        31        (53)         2         43
Cumulative effect of change in accounting principles(a)......       (24)        --         --         --
Consolidated net income (loss)...............................        82        (65)       (69)         8
Income (loss) from continuing operations per average common
  share-- basic..............................................      0.52      (0.08)     (0.47)     (0.22)
Income (loss) from continuing operations per average common
  share-- diluted............................................      0.47      (0.08)     (0.47)     (0.22)
Basic earnings (loss) per average common share(b)............      0.57      (0.45)     (0.46)      0.05
Diluted earnings (loss) per average common share(b)..........      0.52      (0.45)     (0.46)      0.05
Dividends declared per common share..........................        --         --         --         --
Common stock prices(c)
  High.......................................................     10.59       8.50       7.99       8.63
                                                               ========   ========   ========   ========
  Low........................................................      3.49       4.58       6.11       7.44
                                                               ========   ========   ========   ========

                                                                             2002 (RESTATED)
                                                               ------------------------------------------
                       QUARTERS ENDED                          MARCH 31   JUNE 30    SEPT. 30    DEC. 31
-------------------------------------------------------------  --------   --------   ---------  ---------
                                                                 IN MILLIONS, EXCEPT PER SHARE AMOUNTS
Operating revenue............................................  $  2,248   $  2,123   $  2,566   $  1,736
Operating income (loss)......................................       283        136        178       (522)
Income (loss) from continuing operations.....................       103         17         (1)      (513)
Discontinued operations(a)...................................       (52)      (128)        26       (120)
Cumulative effect of change in accounting principles(a)......        --         17          1         --
Consolidated net income (loss)...............................        51        (94)        26       (633)
Income (loss) from continuing operations per average common
  share-- basic..............................................      0.77       0.14         --      (3.57)
Income (loss) from continuing operations per average common
  share-- diluted............................................      0.77       0.14         --      (3.57)
Basic earnings (loss) per average common share(b)............      0.38      (0.69)      0.18      (4.40)
Diluted earnings (loss) per average common share(b)..........      0.38      (0.69)      0.18      (4.40)
Dividends declared per common share..........................     0.365      0.365       0.18       0.18
Common stock prices(c)
  High.......................................................     24.62      22.24      11.28      10.48
  Low........................................................     21.27      10.46       7.49       5.79
                                                               ========   ========   ========   ========

(a)   Net of tax

(b) Sum of the quarters may not equal the annual earnings per share due to changes in shares outstanding

(c)   Based on New York Stock Exchange -- Composite transactions

      The following tables present the effects of the adjustments we made to our consolidated financial statements for the quarterly periods of 2003 and 2002, as well as the effects of reclassifying Marysville and Parmelia into discontinued operations.

                                                                          2003
                                                         -------------------------------------
        QUARTERS ENDED -- REPORTED VS. RESTATED           MARCH 31     JUNE 30      SEPT. 30
-------------------------------------------------------  -----------  ----------   -----------
                                                         IN MILLIONS, EXCEPT PER SHARE AMOUNTS
Operating revenue as reported .........................  $     1,992  $    1,154   $     1,016
Operating revenue as restated .........................        1,968       1,126         1,047
Operating income as reported ..........................          239         183           129
Operating income as restated ..........................          236         176            78
Income (loss) from continuing operations as reported ..           76          (5)          (34)
Income (loss) from continuing operations as restated ..           75         (12)          (71)
Discontinued operations as reported ...................           27         (40)          (43)
Discontinued operations as restated ...................           31         (53)            2
Consolidated net income (loss) as reported ............           79         (45)          (77)
Consolidated net income (loss) as restated ............           82         (65)          (69)
Basic earnings (loss) per average common share as
  reported ............................................         0.55       (0.31)        (0.51)
Basic earnings (loss) per average common share as
  restated ............................................         0.57       (0.45)        (0.46)
Diluted earnings (loss) per average common share as
  reported ............................................         0.51       (0.31)        (0.51)
Diluted earnings (loss) per average common share as
  restated ............................................         0.52       (0.45)        (0.46)

                                                                           2002
                                                        ------------------------------------------
       QUARTERS ENDED -- REPORTED VS. RESTATED          MARCH 31   JUNE 30     SEPT. 30   DEC. 31
------------------------------------------------------  --------   --------   ---------  ---------
                                                          IN MILLIONS, EXCEPT PER SHARE AMOUNTS
Operating revenue as reported.........................  $  2,263   $  2,135   $  2,534   $  1,708
Operating revenue as restated.........................     2,248      2,123      2,566      1,736
Operating income (loss) as reported...................       275        152        190       (520)
Operating income (loss) as restated...................       283        136        178       (522)
Income (loss) from continuing operations as reported..        93         36         11       (557)
Income (loss) from continuing operations as restated..       103         17         (1)      (513)
Discontinued operations as reported...................       (51)      (127)        25        (68)
Discontinued operations as restated...................       (52)      (128)        26       (120)
Consolidated net income (loss) as reported............        42        (74)        37       (625)
Consolidated net income (loss) as restated............        51        (94)        26       (633)
Basic earnings (loss) per average common share as
  reported............................................      0.32      (0.55)      0.26      (4.34)
Basic earnings (loss) per average common share as
  restated............................................      0.38      (0.69)      0.18      (4.40)
Diluted earnings (loss) per average common share as
  reported............................................      0.32      (0.55)      0.26      (4.34)
Diluted earnings (loss) per average common share as
  restated............................................      0.38      (0.69)      0.18      (4.40)

      The table below summarizes the significant adjustments and the effect on consolidated net income (loss) by quarter.

                                                 2003                            2002
                                      --------------------------  -----------------------------------
         QUARTERS ENDED               MAR. 31  JUNE 30  SEPT. 30  MAR. 31  JUNE 30  SEPT. 30  DEC. 31
------------------------------------  -------  -------  --------  -------  -------  --------  -------
                                                               IN MILLIONS
Consolidated net income (loss) as
  reported..........................   $  79    $ (45)   $ (77)    $  42    $ (74)   $  37    $ (625)
Discontinued operations reclass(a)..      --       --       --        (1)      (1)      (1)       --
Derivative accounting changes(b)....       3       (6)       8        10      (19)     (10)       (8)
Panhandle sale adjustment(c)........      --      (14)      --        --       --       --        --
                                       -----    -----    -----     -----    -----    -----    ------
Consolidated net income (loss) as
  restated..........................   $  82    $ (65)   $ (69)    $  51    $ (94)   $  26    $ (633)
                                       =====    =====    =====     =====    =====    =====    ======

(a) We continue to pursue the sale of International Energy Distribution, which includes CPEE and SENECA, but due to the slow progress on the sale, we have reclassified this entity from discontinued operations to continuing operations for the years 2003, 2002, and 2001. When we initially reported the international energy distribution business as a discontinued operation in 2001, we applied APB Opinion No. 30, which allowed us to record a provision for anticipated closing costs and operating losses. We currently apply FASB No. 144 which does not allow us to record a provision for future operating losses. Therefore, in the process of reclassifying the international energy distribution business to continuing operations and reversing such provisions, we increased our net loss by $3 million in 2002 and decreased our net loss by $3 million in 2001. In 2003, there was an increase to net income of $75 million as a result of reversing the previously recognized impairment loss in discontinued operations.

(b) We determined that certain equity method investees inappropriately accounted for interest rate swaps as hedges. For additional details, see
      Note 18, Restatement and Reclassification.

(c) We determined the net loss recorded in the second quarter of 2003 relating to the sale of Panhandle, reflected as Discontinued Operations, was understated by approximately $14 million, net of tax. The understatement occurred because we did not recognize through our second quarter 2003 earnings an unrealized loss related to certain Panhandle interest rate hedging derivative instruments. Pursuant to SFAS No. 133, the unrealized loss was accounted for in Other Comprehensive Income, but needed to be recognized through earnings upon the sale of Panhandle.

                      (This page intentionally left blank)

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders CMS Energy Corporation

      We have audited the accompanying consolidated balance sheets of CMS Energy Corporation (a Michigan corporation) and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income (loss), common stockholders' equity and cash flows for each of three years in the period ended December 31, 2003. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits. The financial statements of Midland Cogeneration Venture Limited Partnership and Jorf Lasfar Energy Company S.C.A., which represent investments accounted for under the equity method of accounting, have been audited by other auditors (the other auditors for 2001 for Midland Cogeneration Venture Limited Partnership have ceased operations) whose reports have been furnished to us; insofar as our opinion on the consolidated financial statements relates to the amounts included for Midland Cogeneration Venture Limited Partnership and Jorf Lasfar Energy Company S.C.A., respectively, it is based solely on their reports.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

      In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CMS Energy Corporation and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

      As discussed in Notes 16 and 17 to the consolidated financial statements, in 2003, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations", EITF Issue No. 02-03, "Recognition and Reporting of Gains and Losses on Energy Trading Contracts" and of Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities". As discussed in Notes 3, 9 and 15 to the consolidated financial statements, in 2002, the Company adopted the provisions of SFAS No. 142, "Goodwill and Other Intangibles", SFAS No. 148, "Accounting for Stock-Based Compensation" and Midland Cogeneration Venture Limited Partnership adopted the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended and interpreted.

      As discussed in Note 18 to the consolidated financial statements, the Company restated its 2002 and 2001 financial statements.

      /s/ERNST & YOUNG LLP

Detroit, Michigan
February 27, 2004

                         REPORT OF INDEPENDENT AUDITORS

      We have audited the accompanying balance sheets of Jorf Lasfar Energy Company S.C.A (the "COMPANY") as of December 31, 2003, 2002 and 2001, and the related statements of income, of stockholders' equity and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jorf Lasfar Energy Company S.C.A at December 31, 2003, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/Price Waterhouse

Casablanca, Morocco,
February 10, 2004

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners and the Management Committee of Midland Cogeneration Venture Limited Partnership:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, partners' equity and cash flows present fairly, in all material respects, the financial position of the Midland Cogeneration Limited Partnership (a Michigan limited partnership) and its subsidiaries (MCV) at December 31, 2003 and 2002, and the results of their operations and their cash flows for the each of the two years ended December 31, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of MCV's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The financial statements of MCV for the year ended December 31, 2001, were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated January 18, 2002.

As explained in Note 2 to the financial statements, effective April 1, 2002, Midland Cogeneration Venture Limited Partnership changed its method of accounting for derivative and hedging activities in accordance with Derivative Implementation Group ("DIG") Issue C-16.

/S/ PricewaterhouseCoopers LLP

Detroit, Michigan
February 18, 2004

                 THIS REPORT IS A COPY OF THE PREVIOUSLY ISSUED
               ARTHUR ANDERSEN REPORT AND THIS REPORT HAS NOT BEEN
                         REISSUED BY ARTHUR ANDERSEN LLP

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Partners and the Management Committee of the Midland Cogeneration Venture Limited Partnership:

      We have audited the accompanying consolidated balance sheets of the MIDLAND COGENERATION VENTURE LIMITED PARTNERSHIP (a Michigan limited partnership) and subsidiaries (MCV) as of December 31, 2001 and 2000, and the related consolidated statements of operations, partners' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of MCV's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Midland Cogeneration Venture Limited Partnership and subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

      As explained in Note 2 to the financial statements, effective January 1, 2001, Midland Cogeneration Venture Limited Partnership changed its method of accounting related to derivatives and hedging activities.

/s/Arthur Andersen LLP

Detroit, Michigan,
January 18, 2002

                        Jorf Lasfar Energy Company S.C.A
                                      JLEC

                        CENTRALE THERMIQUE DE JORF LASFAR
                               B P 99 SIDI BOUZID
                                    EL JADIDA
                                     MOROCCO
                              Tel : 212 23 34 53 71
                              Fax : 212 23 34 54 05

                                     US GAAP

                              FINANCIAL STATEMENTS

                                      AS OF

                        DECEMBER 31, 2003, 2002 AND 2001

                                     AUDITED

  R.C. n(degree)86655  -  Patente n(degree)35511273   -  Identification Fiscale
                          (I.S TVA) n(degree)1021595

JORF LASFAR ENERGY COMPANY

INDEX TO FINANCIAL STATEMENTS

                                                                 PAGE(S)
Balance Sheet
            As of December 31, 2003, 2002, and 2001............
Statement of Income
            For year ending December 31, 2003, 2002, and 2001..
Statement of Stockholders' Equity
            For year ending December 31, 2003, 2002, and 2001..
Statement of Cash Flows
            For year ending December 31, 2003, 2002, and 2001..
Notes to US GAAP Financial Statements..........................

                         REPORT OF INDEPENDENT AUDITORS

      We have audited the accompanying balance sheets of Jorf Lasfar Energy Company S.C.A (the "COMPANY") as of December 31, 2003, 2002 and 2001, and the related statements of income, of stockholders' equity and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jorf Lasfar Energy Company S.C.A at December 31, 2003, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Price Waterhouse

Casablanca, Morocco,
February 10, 2004

JORF LASFAR ENERGY COMPANY

BALANCE SHEET

                                                                NOTE     DECEMBER 31, 2003   DECEMBER 31, 2002   DECEMBER 31, 2001
                                                             ----------  ------------------  ------------------  ------------------
                                                                         (000) U.S. DOLLARS  (000) U.S. DOLLARS  (000) U.S. DOLLARS
ASSETS
       Current Assets
           Cash............................................     3.1             65,611              46,683              67,106
           Inventories.....................................   2.c & 4           38,548              40,615              31,759
           Account Receivable..............................      5              85,486              76,175              86,515
           Prepayments.....................................      6               8,138              10,431               4,477
           Net investment from $ DFL model.................  2.b & 17.3         38,461              20,206              56,061
           Net investment from Euro DFL model..............  2.b & 17.3         40,942              31,298              21,301
           Other...........................................                          0                   0                   0
                                                                             ---------           ---------           ---------
                  Total current assets.....................                    277,186             225,408             267,219
       Long Term Assets, net
           Restricted Cash.................................     3.2             83,049              53,778              17,140
           Fixed Assets....................................      7               9,603               6,554               6,284
           Net investment from $ DFL model.................  2.b & 17.3        638,004             678,549             686,660
           Net investment from Euro DFL model..............  2.b & 17.3        411,100             374,509             339,492
           $ Capacity Charges less than $ DFL model........     13.1               713                   0               9,907
           Euro Capacity Charges less than Euro DFL model..     13.2                 0                   0               4,225
           Other Long Term Assets..........................      9              19,058              10,968               9,445
                                                                             ---------           ---------           ---------
                  Total Long Term Assets...................                  1,161,527           1,124,357           1,073,153
                                                                             ---------           ---------           ---------
                  Total assets.............................                  1,438,713           1,349,765           1,340,372
LIABILITIES AND STOCKHOLDERS' EQUITY
       Current Liabilities
           Accounts payable to third parties...............      10             47,851              25,498              34,764
           Accounts payable to related parties.............      11            176,693             145,065              74,704
           VAT  Liability..................................      8               3,972               2,871               3,078
           Taxes payable...................................      12              7,527               4,866                 873
           Current part of Long-term loans in US Dollars...      15             25,749              25,749              24,873
           Current part of Long-term loans in Euro.........      15             44,491              36,855              31,167
           Other current liabilities.......................      14              7,739               7,955              18,607
                                                                             ---------           ---------           ---------
                  Total current liabilities................                    314,023             248,859             188,066
       Non-Current Liabilities
           Long-term loans in US Dollars...................      15            212,426             238,174             251,667
           Long-term loans in Euro.........................      15            367,052             340,912             319,457
           $ Capacity Charges greater than $ DFL model.....     13.1                 0               2,441                   0
           Euro Capacity Charges greater than Euro DFL
             model.........................................     13.2               422                 236                   0
           Deferred Tax Liability..........................     2.f                  0              13,005               6,097
           Derivative Instrument Liability.................      20             22,050              21,410              10,665
           Unfunded Pension Obligations....................     19.1             9,878               5,693                   0
                                                                             ---------           ---------           ---------
                  Total non-current liabilities............                    611,828             621,872             587,886
       Commitment and Contingencies........................      22
       Stockholders' Equity
           Common Stock....................................     16.1                58                  58                  58
           Convertible Stockholders' Securities............     16.2           201,425             201,425             201,425
           Preferred Stock.................................     16.3           185,930             185,930             185,930
           Retained Earnings...............................     16.4           147,499             113,031             187,672
           Other Comprehensive Income or (Loss)............      20            (22,050)            (21,410)            (10,665)
                                                                             ---------           ---------           ---------
                  Total stockholders' equity...............                    512,862             479,033             564,420
                                                                             ---------           ---------           ---------
                  Total liabilities and stockholders'
                    equity.................................                  1,438,713           1,349,765           1,340,372

The accompanying Notes 1 to 23 are an integral part of these financial statements.

JORF LASFAR ENERGY COMPANY

STATEMENT OF INCOME

                                                              JANUARY 1, 2003     JANUARY 1, 2002     JANUARY 1, 2001
                                                                     TO                  TO                  TO
                                                    NOTE     DECEMBER 31, 2003   DECEMBER 31, 2002   DECEMBER 31, 2001
                                                  ---------  ------------------  ------------------  ------------------
                                                             (000) U.S. DOLLARS  (000) U.S. DOLLARS  (000) U.S. DOLLARS
REVENUE
      Lease Revenue from $ DFL model............  2.b 17.2          81,793             88,464             100,679
      Lease Revenue from Euro DFL model.........  2.b 17.2         104,635             95,078              94,545
      Energy Payments...........................                   128,981            130,446             116,709
      O&M Revenue...............................                    45,066             42,930              38,809
      Supplemental Capacity Charges.............                     3,949              4,017               3,887
      Sale of Fly Ash...........................                       214                247                 303
      License Tax Reimbursement.................                     4,102                  0                   0
      Others....................................                       138              3,090               2,364
                                                                   -------            -------             -------
             TOTAL REVENUE                                         368,878            364,272             357,296
OPERATING EXPENSES
      Coal Cost.................................                   129,935            126,957             115,066
      Fuel Oil Cost.............................                     1,280                910                 754
      O&M Costs.................................                    33,554             25,057              20,329
      Operator's Incentive......................                     2,784              3,721               2,099
      Generator Costs...........................                    11,994             11,397              12,547
      License Tax Costs.........................                     4,102                  0                   0
      Amortization of Major Maintenance.........     9.1             1,935              1,128                 261
      Depreciation of Other Assets..............                     2,093              1,624                 470
      Provision For Future Pension Obligations..                     2,902              5,427                   0
                                                                   -------            -------             -------
             TOTAL OPERATING EXPENSES                              190,580            176,222             151,525
OPERATING INCOME................................                   178,299            188,050             205,771
FINANCIAL ITEMS
      Financial Income..........................                     2,025              1,764               4,735
      Exchange Gain (+) or Loss (-).............     2.d            (8,605)            (1,558)              8,197
      Financial Expenses........................     18            (49,425)           (44,834)            (50,617)
                                                                   -------            -------             -------
             TOTAL FINANCIAL ITEMS                                 (56,005)           (44,628)            (37,685)
INCOME BEFORE TAXES                                                122,293            143,422             168,086
      Income Taxes
             Current............................     2.e            15,448              4,226                 603
             Deferred...........................     2.f           (13,005)             6,908               6,097
                                                                   -------            -------             -------
NET INCOME                                        16.4 & 21        119,850            132,288             161,386

The accompanying Notes 1 to 23 are an integral part of these financial statements.

JORF LASFAR ENERGY COMPANY

STATEMENT OF STOCKHOLDERS' EQUITY

                                                                         JANUARY 1, 2003    JANUARY 1, 2002     JANUARY 1, 2001
                                                                                TO                 TO                  TO
                                                                  NOTE  DECEMBER 31, 2003  DECEMBER 31, 2002   DECEMBER 31, 2001
                                                                  ----  -----------------  ------------------  -----------------
                                                                                           (000) U.S. Dollars
                                                                        --------------------------------------------------------
COMMON STOCK
     At beginning and end of period in number of shares           16.1         5,500               5,500              5,500
     At beginning and end of period in thousands of USD           16.1            58                  58                 58
CONVERTIBLE STOCKHOLDERS' SECURITIES
     At beginning of period                                                  201,425             201,425            387,355
     Conversion of  Convertible Stockholders' Securities
        to Preferred Stock                                                         0                   0           (185,930)
     Conversion of Convertible Stockholders' Securities
        to Common Stock                                                            0                   0                  0
                                                                             -------            --------           --------
            At end of period                                      16.2       201,425             201,425            201,425
PREFERRED STOCK
     At beginning of period                                                  185,930             185,930                  0
     Conversion of  Convertible Stockholders' Securities
        to Preferred Stock                                                         0                   0            185,930
     Conversion of Preferred Stock to Common Stock                                 0                   0                  0
                                                                             -------            --------           --------
            At end of period                                      16.3       185,930             185,930            185,930
RETAINED EARNINGS (DEFICIT)
         At beginning of period                                              113,031             187,672            296,409
         Net income                                                          119,850             132,288            161,386
         Common stock dividend                                               (64,973)           (184,891)          (270,123)
         Preferred stock dividend                                             (9,796)             (9,942)                 0
         Convertible stockholders' securities                                (10,613)            (12,096)                 0
                                                                             -------            --------           --------
            At end of period                                      16.4       147,499             113,031            187,672
OTHER COMPREHENSIVE INCOME (LOSS) (A)
     Derivative Instruments
         At beginning of period                                              (21,410)            (10,665)                 0
         Reclassification of gains (losses) included in net
           income                                                              6,871               5,811                699
         Unrealized gain (loss) on derivative instruments                     (7,511)            (16,556)           (11,364)
                                                                             -------            --------           --------
            At end of period                                        20       (22,050)            (21,410)           (10,665)
                                                                             -------            --------           --------
                                                                             512,862             479,034            564,420
                                                                             =======            ========           ========
         (a)  Disclosure of Comprehensive Income (Loss)
            Net income                                                       119,850             132,288            161,386
            Derivative instruments
                Reclassification of gains (losses) in net income               6,871               5,811                699
                Unrealized gain (loss) on derivative instruments              (7,511)            (16,556)           (11,364)
                                                                             -------            --------           --------
            Total Comprehensive Income                                       119,211             121,543            150,721
                                                                             =======            ========           ========

The accompanying Notes 1 to 23 are an integral part of these financial statements.

JORF LASFAR ENERGY COMPANY

STATEMENT OF CASH FLOWS

                                                                    JANUARY 1, 2003     JANUARY 1, 2002     JANUARY 1, 2001
                                                                          TO                  TO                  TO
                                                                   DECEMBER 31, 2003   DECEMBER 31, 2002   DECEMBER 31, 2001
                                                                  ------------------  ------------------  ------------------
                                                           NOTE   (000) U.S. DOLLARS  (000) U.S. DOLLARS  (000) U.S. DOLLARS
                                                           -----  ------------------  ------------------  ------------------
CASH FLOWS FROM OPERATING ACTIVITIES
       Payments received from ONE........................           $    426,250        $    471,044        $    411,872
       Interest received.................................                  1,870               1,748               4,543
       Insurance Payments................................                 (5,699)             (5,665)             (7,104)
       Payments of Operating Costs.......................               (233,068)           (249,255)           (228,771)
       Cash Effect of Value Added Tax....................                  2,463                (321)              4,430
                                                                    ------------        ------------        ------------
              Net cash provided by operating activities..     21         191,816             217,551             184,970
CASH FLOWS USED FOR INVESTING ACTIVITIES
       Net (increase) in restricted cash.................                (25,942)            (36,638)            (17,140)
       Acquisition of fixed assets.......................                 (2,300)             (3,957)             (5,501)
       Payment of Major Maintenance costs................                 (6,261)                (93)            (21,504)
                                                                    ------------        ------------        ------------
              Net cash used in investing activities......                (34,503)            (40,688)            (44,145)
CASH FLOWS FROM FINANCING ACTIVITIES
       Proceeds from loans...............................                      0                   0              92,589
       Proceeds of share capital payments................                      0                   0                   0
       Repayment of loans................................                (65,639)            (57,964)            (41,961)
       Payment of Convertible Securities interest........                (11,417)            (12,386)                  0
       Payment of Preferred Stock dividend...............                (10,539)            (10,181)                  0
       Payment of Common Stock dividend..................                (54,877)           (121,933)           (189,600)
       Repayment of Stockholders loans...................                      0                   0                   0
       Purchase of Preferred Stock shares................                      0                   0                   0
       Purchase of Common Stock shares...................                      0                   0                   0
                                                                    ------------        ------------        ------------
              Net cash provided by financing activities..               (142,472)           (202,464)           (138,972)
       Effect of exchange rate changes on cash...........                  4,087               5,178              (1,950)
CASH AT BEGINNING OF PERIOD..............................                 46,683              67,106              67,203
NET INCREASE (DECREASE) IN CASH DURING PERIOD............                 18,928             (20,422)                (97)
                                                                    ------------        ------------        ------------
CASH AT END OF PERIOD....................................    3.1    $     65,611        $     46,683        $     67,106
                                                                    ============        ============        ============
SUPPLEMENTAL CASH FLOWS INFORMATION
Cash paid during the year-
       Interest                                                           49,136              56,054              45,486
       Income taxes                                                       12,826               5,150               6,173

The accompanying Notes 1 to 23 are an integral part of these financial statements.

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS DATED DECEMBER 31, 2003

1. GENERAL

A. BACKGROUND

      The power station at Jorf Lasfar is located on the Atlantic coast of Morocco, adjacent to the Port of Jorf Lasfar, in the Province of El Jadida. This location is approximately 127 km south--west of Casablanca. Units 1 and 2 of the power station were constructed by GEC Alstom for the Moroccan Electricity Company, Office National de l'Electricite ("ONE"), and are now in commercial operation. Each of these existing Units is 330 MW, fired by coal. In October of 1994, the ONE issued a public tender for international companies to expand the power station at Jorf Lasfar. In February of 1995, the ONE selected the "Consortium" of ABB Energy Ventures and CMS Generation as the preferred bidder and exclusive partner for negotiation. In April of 1996, the Consortium and the ONE reached agreement in principle, and initialed the necessary Project Agreements.

B. ESTABLISHMENT

      In order to officially conclude and implement these Project Agreements, the Consortium established the Jorf Lasfar Energy Company (the "COMPANY" or "JLEC") on January 20, 1997. The Company was established as a limited partnership ("societe en commandite par actions") in accordance with the Laws of the Kingdom of Morocco, with Commercial Registration Number 86655, Fiscal Identification Number 1021595, and Patente Number 35511274. In accordance with its charter documents, the Company's objective and purpose is to construct, operate, manage and maintain the power station at Jorf Lasfar, including the development, financing, engineering, design, construction, commissioning, testing, operation and maintenance of two (2) new coal-fired Units, which are very similar in size and technology to the existing Units. In order to secure its fuel supply the Company also operates and maintains the coal-unloading pier in the Port of Jorf Lasfar. For these activities, the Company received a "right of possession" ("droit de jouissance") for the Site, the existing Units, the new Units and coal unloading pier. This "right of possession" will continue for the duration of the Project Agreements, which is anticipated to be in the range from 15 to 30 years.

C. COMPANY LOAN, TRANSFER OF POSSESSION, PROJECT FINANCING AND INITIAL DISBURSEMENT

      On September 12, 1997, all Project Agreements were signed, the Company Loan Agreement was executed and the first disbursement of the Company Loan was used to pay the TPA fee to ONE. As a consequence, JLEC received possession of the power station at Jorf Lasfar on September 13, 1997, and began to sell its available capacity and net generation to ONE. All remaining requirements for project financing were completed in November, and initial disbursement of the Project Loans occurred on November 25, 1997.

D. CONSTRUCTION, COMMERCIAL OPERATION, PURCHASE OF COMPANY LOAN AND REPAYMENT OF PROJECT LOANS

      After a period of construction lasting 33 months and 41 months, Unit 3 and 4 began normal commercial operation on June 9, 2000, and February 2, 2001, respectively. Consequently, the JLEC stockholders purchased 100% of the Company Loan Notes on December 11, 2000, and JLEC began the repayment of all Project Loans on May 15, 2001. After JLEC completes the repayment of all Project Loans (which is scheduled for February 15, 2013), ONE has the option to pay JLEC the Termination Amount, and then terminate all Project Agreements and retake possession of the Site and power station at Jorf Lasfar.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. BASIS OF PREPARATION OF FINANCIAL STATEMENTS

      The Company's financial statements are prepared using the historical cost convention. The accounting and reporting policies of the Company are in accordance with the generally accepted accounting principles of Morocco, which are called "Code General de Normalisation Comptable" or "CGNC". Financial statements are prepared in accordance with these CGNC standards, and expressed in Dirhams. In addition to and separately from Moroccan (CGNC) financial statements in Dirhams, the Company uses the U.S Dollar as functional currency, and has prepared these financial statements in accordance with generally accepted accounting principles of the United States.

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS DATED DECEMBER 31, 2003

B. REVENUE RECOGNITION

      On September 12, 1997, the Company and the Office National de L'Electricite executed a set of contracts related to the power station at Jorf Lasfar. In accordance with Statement of Financial Accounting Standard (SFAS) No. 13, these contracts are accounted for as a direct financing lease. Accordingly, JLEC (the "LESSOR") will receive a stream of payments from ONE (the "LESSEE") over the term of the lease. The term of the lease is determined in accordance with SFAS No. 13 Section (5)(f) which has been superseded by SFAS No. 98 Section 22(a). The following policies are used to calculate the minimum lease payments and the unearned income from the lease.

      MINIMUM LEASE PAYMENTS are determined in accordance with SFAS No. 13
      Section 5(j), and are based on the capacity payments that ONE will take to JLEC. These minimum lease payments do not include reimbursable or executory costs such as the reimbursement of coal costs. The sum of these capacity payments equal the gross investment under the lease.

      This gross investment minus the net investment in the plants is defined to be the UNEARNED INTEREST INCOME. This unearned interest income will be accreted and recognized into earnings as LEASE REVENUE over the lease term using the effective interest method so as to produce a constant periodic rate of return on the net investment.

      The NET INVESTMENT represents the cost of acquiring and constructing the leased assets. These ACQUISITION AND CONSTRUCTION COSTS include the following items which are capitalized and allocated to Units 1 and 2 and Units 3 and 4 based upon appropriate allocation methodologies:

            TRANSFER OF POSSESSION AGREEMENT (TPA): The TPA payment is included in the cost basis of the leased assets.

            DIRECT CONSTRUCTION COSTS: All direct costs related to construction are included in the cost basis of the leased assets.

            CAPITALIZED COSTS: Interest and financing costs incurred during construction are capitalized and included in the cost of the constructed units.

            PROJECT DEVELOPMENT COSTS AND FEES: These costs and fees are also capitalized and included in the cost basis of the leased assets.

      FINANCING COSTS: Interest expense is recognized on the effective interest method over the life of the debt. Other financing costs such as commitment fees, guarantee fees, etc. are considered a component of the interest expense of the related debt or financing. As such, they are amortized into expense using the effective interest method over the life of the related debt or financing.

C. INVENTORIES

      The Company accounts for inventories by consistently applying the FIFO or average cost method to each item, and uses the conservatism principle (lesser of market value or cost) in its procedures for valuing inventories.

D. FOREIGN CURRENCY TRANSACTIONS

      The books and records of the Company for U.S. GAAP are maintained in U.S. Dollars, which is both the reporting and functional currency. Transactions in other currencies are translated to U.S. Dollars at the spot rate for current period expenses and at the settlement rate for non-period transactions. Monetary assets and monetary liabilities outstanding in other foreign currencies on balance sheet dates are translated into U.S. Dollars at rates prevailing on such balance sheet dates. Exchange gains and losses on those foreign currency operations are included in determining net income for the period in which exchange rates change.

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS DATED DECEMBER 31, 2003

E. CORPORATE TAX

      Current Income tax is determined under Moroccan Income tax rules. In 1997, JLEC signed a "tax incentive" convention with the Moroccan tax authorities. The main principles of this convention are summarized below:

      - Income is subject to corporate tax and "Produit de Solidarite National" tax (PSN)

      -     PSN tax rate is 8.75% and is not subject of any tax holiday

      -     Income tax holiday period is ten years

      - Income tax holiday period starts on the "commercial operation date" for each unit

      - Income tax holiday is 100% during the first five-year period then at 50% of the income tax rate during the second five-year period

      - Income not related to the sale of electricity is subject to a tax rate of 35%

      The "commercial operation date" for Units 1 and 2, Unit 3 and Unit 4 were September 1997, June 2000 and February 2001, respectively. On September 13, 2002, income related to Units 1 and 2 became taxable at 17.5%. Unit 3 and Unit 4 are still in the 100% tax holiday period. The PSN tax was eliminated on January 1, 2001.

F. DEFERRED INCOME TAX

      Starting September 13, 2002, JLEC tax rate on Units 1&2 is 17.5%. JLEC determines and books the current income tax (US$ 15,448,426 for 2003 ) as required by the tax laws and regulations of Morocco. Temporary differences between the US GAAP and the CGNC balance sheets are creating the need to record deferred income taxes. The main temporary differences result from the use of the Direct Financing Lease method under US GAAP. In particular, the treatment of Net Investment and revenue recognition (as disclosed in note 2.b above) under US GAAP are quite different from the treatment of these items under Moroccan GAAP . The total of all the deferred tax liabilities is $ 0 ($13,005,298 as of December 31, 2002 minus $13,005,298 for 2003).

G. OFF BALANCE SHEET COMMITMENTS

      The Company discloses all off-balance sheet commitments, if any, on balance sheet dates.

H. USE OF ESTIMATES

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual result could differ from these estimates and assumptions.

3. CASH

3.1 CASH

      The Company's cash as of December 31, 2003, includes the initial capital deposits of the Company's stockholders, as explained further in Note 16.1 . Such cash is held in Moroccan Dirhams in accounts at CITIBANK MAGHREB, which is located at Zenith Millenium Immeuble 1, Lotissement Attaoufik, Sidi Maarouf, Casablanca Morocco. The remainder of the company's cash is held by the Offshore Collateral Agent, Deutsche Bank Trust Company Americas in US$ and Euro, and by the Onshore Collateral Agent, BMCI - Banque Marocaine pour le Commerce et l'Industrie in Morocain Dirhams and US$.

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS DATED DECEMBER 31, 2003

    The cash balances includes the following categories:

                                                                         12/31/03     12/31/02     12/31/01
                                                                            US$          US$          US$
                                                                        -----------  -----------  ----------
               Off-shore Revenue in US$                                  24,426,875   22,666,875  36,223,422
               Off-shore Revenue in Euro                                  6,590,224    5,331,124   5,000,414
                                                                        -----------  -----------  ----------
               Total Off-Shore Revenue                                   31,017,099   27,997,998  41,223,836
               On-shore O&M Account - Generator                           6,946,245      793,293   2,899,102
               On-shore O&M Account - Operator                            4,279,000    3,258,836   2,298,642
               Off-shore O&M Accounts                                         4,546       10,607       8,464
                                                                        -----------  -----------  ----------
               Total O&M Accounts                                        11,229,792    4,062,735   5,206,208
               Fuel & Spare Part Accounts                                12,929,694    5,289,381  12,080,028
               On-shore Construction Accounts                                     0            0   1,100,363
               Off-shore  Debt Service Accrual Accounts in US$            3,734,278    3,843,187   3,540,479
               Off-shore  Debt Service Accrual Accounts in Euro           6,637,737    5,433,301   3,898,143
                                                                        -----------  -----------  ----------
               Total  Debt Service Accrual Accounts                      10,372,015    9,276,488   7,438,623
               Stockholder capital deposits                                  62,863       56,624      56,624
                                                                        -----------  -----------  ----------
                                  Total                                  65,611,462   46,683,227  67,105,682
                                                                        ===========  ===========  ==========
3.2 Restricted Cash
The Reserve Accounts are as follow:
               Major Maintenance Reserve Account in US$          3.4 a    2,500,000    2,500,000   5,000,000
               Fixed O&M Reserve Account in US$                  3.4 b    4,800,000    4,800,000   9,600,000
               Debt Service Reserve Account in US$               3.4 c   11,200,000   11,730,000     730,000
               Super Reserve Account in US$                      3.4 d   45,600,000   18,100,000           0
               Distribution Account in US$                                        0            0           0
                                                                        -----------  -----------  ----------
                       Off-shore Reserve Accounts in US$                 64,100,000   37,130,000  15,330,000
               Fixed O&M Reserve Account in Euro                            243,656      197,262     161,372
               Debt Service Reserve Account in Euro              3.4 e   18,705,220   16,450,805   1,649,031
                                                                        -----------  -----------  ----------
                       Off-shore Reserve Accounts in Euro                18,948,876   16,648,067   1,810,404
                                                                        -----------  -----------  ----------
               Total Reserve Accounts                                    83,048,876   53,778,067  17,140,404
                                                                        ===========  ===========  ==========
3.3 Total Cash
               Cash                                                3.1   65,611,462   46,683,227  67,105,682
               Restricted Cash in Reserve Accounts                 3.2   83,048,876   53,778,067  17,140,404
                                                                        -----------  -----------  ----------
                                                                        148,660,339  100,461,294  84,246,086
                                                                        ===========  ===========  ==========

3.4 LETTERS OF CREDIT

    Additional liquidity is available, if needed for debt service, from Sponsor (CMS and ABB) Letters of Credit in the following accounts:

                                             12/31/03     12/31/02   12/31/01
                                            ----------  ----------  ----------
a. Major Maintenance Reserve Account  US$    2,500,000   2,500,000           0
b. Fixed O&M Reserve Account          US$    4,800,000   4,800,000           0
c. Debt Service Reserve Account       US$   11,300,000  11,300,000  22,600,000
d. Super Reserve Account              US$   39,086,700  47,900,000  36,800,000
e. Debt Service Reserve Account       Euro  15,000,000  15,000,000  30,000,000

4. INVENTORIES

    The inventories are detailed as follows for the year ending:

                                           12/31/03   12/31/02     12/31/01
                                              US$        US$          US$
                                          ----------  ----------  ----------
Stock of Coal                        4.1  24,763,321  22,499,748  23,305,684
Stock of Fuel-oil                    4.2   1,638,256   2,078,600   2,988,752
Stock of Spare Parts                 4.3  10,940,862  15,081,606   4,952,377
Other Stocks (Chemicals, Oils, ...)        1,205,566     954,692     512,445
                                          ----------  ----------  ----------
                                          38,548,005  40,614,646  31,759,259
                                          ==========  ==========  ==========

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS DATED DECEMBER 31, 2003

4.1 The stock of coal represents the value of 397,745 tones existing in the coal storage area plus 184,318 tones in transit to Jorf Lasfar, for a total inventory of 582,063 tones as of December 31, 2003 (606,115 tones total as of December 31, 2002 and 643,042 tones total as of December 31, 2001).

4.2 The stock of fuel oil represents 9,471 m3 existing in the fuel tanks as of December 31, 2003 (12,300 m3 as of December 31, 2002).

4.3 The stock of Spare Parts represents the value of spare parts as of December 31, 2003, that were purchased after the close-out of the Net Investment on December 31, 2000. ($ 15,081,606 as of December 31, 2002).

5. RECEIVABLES

    The "Accounts Receivables" as of December 31, 2003 are detailed as follows:

                                   12/31/03    12/31/02    12/31/01
                                      US$         US$          US$
                                  ----------  ----------  ----------
Account Receivable - ONE     5.1  85,214,510  76,098,673  85,811,099
Account Receivable - Others  5.2     271,345      76,097     704,024
                                  ----------  ----------  ----------
                                  85,485,855  76,174,769  86,515,123
                                  ==========  ==========  ==========

5.1 The account receivable - ONE includes November 2003 and December 2003 invoices The account receivable balance as of December 31, 2002 was US$ 76,098,673 (Nov. and Dec. Invoices).

5.2 The other receivables include a) invoices to Valcen Gie (association of Moroccan cement companies) for purchases of fly ash during 4Q 2003 (US$ 71,101), b) accrued interest earned by investment of JLEC's cash balances ($ 67,425), and c) other receivable (US$ 132,819).

6. PREPAYMENTS

    The "Prepayments" as of December 31, 2003 are detailed as follows:

                             12/31/03   12/31/02   12/31/01
                                US$        US$        US$
                            ---------  ----------  ---------
Prepaid Insurance           3,599,349   3,582,404  3,822,746
Prepayments for Income Tax  3,929,580   5,194,869          0
Other Prepayments             609,277   1,653,537    653,896
                            ---------  ----------  ---------
                            8,138,206  10,430,810  4,476,641
                            =========  ==========  =========

7. FIXED ASSETS

    The "Fixed Assets" are detailed as follows for year ending:

                          12/31/03     12/31/02    12/31/01
                             US$          US$         US$
                          ----------  ----------  ---------
Fixed Asset - Gross       11,694,954   7,455,511  5,314,528
Depreciation              -2,516,437  -1,884,137   -260,099
Construction in Progress     424,902     982,455  1,229,571
                          ----------  ----------  ---------
                           9,603,420   6,553,829  6,284,000
                          ==========  ==========  =========

8. V.A.T LIABILITY

    The "V.A.T Liability" account represents the net amount of Value Added Tax as shown below:

                                                   12/31/03    12/31/02    12/31/01
                                                      US$         US$         US$
                                                  ----------  ----------  ----------
Value Added Tax received from ONE to be declared   5,179,969   4,805,614   8,415,330
Value Added Tax to be paid & declared             -1,207,918  -1,934,168  -5,337,662
                                                  ----------  ----------  ----------
                                                   3,972,052   2,871,446   3,077,668
                                                  ==========  ==========  ==========

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS DATED DECEMBER 31, 2003

9. OTHER LONG TERM ASSETS

    The Other Long Term Assets are as follows:

                                                                                     12/31/03   12/31/02     12/31/01
                                                                                        US$        US$          US$
                                                                                    ----------  ----------  ---------
        Long Term Receivables  Loan                                                  3,372,930   2,754,540  2,016,161
        Long Term Ash Disposal Site                                                  1,389,307   1,913,308          0
        Major Maintenance capitalized during 2001 Unit 1 turbine overhaul outage     7,898,850   7,898,850  7,898,850
        Less: Amortization of Unit 1 Major Maintenance in 2001 and 2002             -1,598,577    -470,170   -470,170
9.1 Less: Amortization of Unit 1 Major Maintenance in 2003                          -1,036,582  -1,128,407          0
        Less: Adjustments due to changes in methodes                                  -599,070           0          0
        Major Maintenance capitalized during 2003 - Unit 2 turbine overhaul outage  10,529,148           0          0
9.1 Less: Amortization of Unit 2 Major Maintenance in 2003                            -898,320           0          0
                                                                                    ----------  ----------  ---------
                                                                                    19,057,685  10,968,120  9,444,841
                                                                                    ==========  ==========  =========

9.1 Capitalized major maintenance costs are amortized over the estimated useful life of the investment, which for the turbine overhauls is 7 years (84 months).

10. ACCOUNTS PAYABLE TO THIRD PARTIES

    The "Account Payable to Third Parties" includes the main suppliers of JLEC as of December 31, 2003 and are detailed as follows:

                              12/31/03    12/31/02    12/31/01
                                US$         US$         US$
                             ----------  ----------  ----------
Billiton (coal supplier)      2,800,790   4,119,817  16,060,510
Anglo (coal supplier)         6,320,391   2,245,218   5,281,412
RAG Trading (coal supplier)           0   4,499,958           0
Glencore (coal supplier)     20,030,571   2,187,744           0
BULK (coal supplier)          4,470,349           0           0
Total (coal supplier)                 0           0   2,267,178
Alstom Power                  1,507,931   2,845,357   2,607,834
ONE - Rebate                  4,139,908   2,767,010   3,547,774
Other suppliers               8,581,419   6,832,615   4,999,250
                             ----------  ----------  ----------
Total                        47,851,359  25,497,718  34,763,957
                             ==========  ==========  ==========

11. RELATED PARTY TRANSACTIONS

    During the year 2003, JLEC has booked a number of related parties transactions as follows:

                          ABB     ABB        CMS         CMS        CMS      TOTAL
                          EV     MAROC      MOPCO       MOPCO    RD & GEN
                          US$     MAD        MAD         MAD        US$       US$
CURRENCIES
Acc. Payable 12/31/02  105,764  125,880  -1,452,394  46,253,345   82,686
2003:
Management Fees                          32,938,795
Incentive Accrual                                    29,320,319
Other                  214,644  237,916   3,582,315
Total Payments 2003    230,400  363,796  30,311,126  46,253,688   82,686
Acc. Payable            90,007        0   4,757,590  29,319,976        0
Acc. Pay. in US$        90,007        0     542,101   3,340,851        0   3,972,960

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS DATED DECEMBER 31, 2003

11. RELATED PARTY TRANSACTIONS (CONTINUED)

                            JORF LASFAR   JORF LASFAR                TRE KRONOR
                            ENERGIAKTIE-  POWER ENERGY  JORF LASFAR  INVESTMENT
                               BOLAG         AB         HANDELSBOLAG    AB       AB CYTHERE 61  AB CYTHERE 63      TOTAL
      COMMON STOCK              MAD          MAD            MAD          MAD          MAD           MAD            MAD
CURRENCIES
Acc. Payable 12/31/02       220,166,565   202,553,239   17,613,325   39,682,115   2,164,464     950,199,532   1,432,379,240
Dividend Payable 10/30/03   151,250,000   139,150,000   12,100,000   12,100,000     660,000     289,740,000     605,000,000
Total Payments 2003         156,487,853   143,968,825   12,519,028    8,343,124     455,079     199,779,902     521,553,812
Acc. Payable                214,928,711   197,734,415   17,194,297   43,438,991   2,369,384   1,040,159,631   1,515,825,428
B/S FX Rate MAD/USD               8.776         8.776        8.776        8.776       8.776           8.776           8.776
Acc. Pay. in US$             24,489,951    22,530,755    1,959,196    4,949,635     269,978     118,520,502     172,720,019

                                   JORF LASFAR  JORF LASFAR               TRE KRONOR
   PREFERRED STOCK & CONVERTIBLE  ENERGIAKTIE-  POWER ENERGY JORF LASFAR  INVESTMENT    AB          AB
            SECURITIES                BOLAG         AB       HANDELSBOLAG    AB       CYTHERE 61  CYTHERE 63   TOTAL
                                       MAD          MAD           MAD        MAD       MAD         MAD          MAD
CURRENCIES
Preferred Stock Dividend payable           0              0             0          0   226,840   99,666,957    99,893,797
Convertible Securities Interest
  payable                         52,028,019     47,865,778     4,162,242  4,162,242         0            0   108,218,281
Total Payments 2003               52,028,019     47,865,778     4,162,242  4,162,242   226,840   99,666,957   208,112,078
Acc. Payable                               0              0             0          0         0            0             0
B/S FX Rate MAD/USD                    8.776          8.776         8.776      8.776     8.776        8.776         8.776
Acc. Pay. in US$                           0              0             0          0         0            0             0
                                                                                                              -----------
                                           Total Accounts Payable to Related Parties                          176,692,979

      During 2002, related party transactions consisted of the following:

                                 ABB     ABB       CMS          CMS         CMS
                                 EV     MAROC     MOPCO        MOPCO      RD & GEN      TOTAL
                                 US$     MAD       MAD          MAD          US$         US$
CURRENCIES
Acc. Payable 12/31/01         137,581   78,576   7,726,314   44,598,493    76,753
Management Fees                                 35,654,033
Incentive Accrual                                            46,253,517
Other                         207,059  778,086   6,139,521                114,510
Total Payments 2002           238,876  730,782  38,693,220   44,598,665   108,577
Acc. Payable 12/31/02         105,764  125,880   1,452,394   46,253,345    82,686
Acc. Pay. in US$ 12/31/02     105,764   12,345     142,433    4,535,976    82,686     4,594,337

                                JORF LASFAR   JORF LASFAR                TRE KRONOR
                               ENERGIAKTIE-   POWER ENERGY  JORF LASFAR  INVESTMENT
                                   BOLAG         AB         HANDELSBOLAG     AB      AB CYTHERE 61 AB CYTHERE 63     TOTAL
        COMMON STOCK               MAD           MAD           MAD           MAD          MAD           MAD           MAD
CURRENCIES
Acc. Payable 12/31/01           202,826,993   186,600,834   16,226,160   16,226,160     885,063    388,542,764     811,307,973
Dividend Payable Oct 29, 2002   495,000,000   455,400,000   39,600,000   39,600,000   2,160,000    948,240,000   1,980,000,000
Total Payments 2002             477,660,429   439,447,594   38,212,834   16,144,045     880,600    386,583,232   1,358,928,734
Acc. Payable 12/31/02           220,166,565   202,553,239   17,613,325   39,682,115   2,164,464    950,199,532   1,432,379,240
B/S FX Rate MAD/USD                  10.197        10.197       10.197       10.197      10.197         10.197          10.197
Acc. Pay. in US$ 12/31/02        21,591,308    19,864,003    1,727,305    3,891,548     212,265     93,184,224     140,470,652

                              JORF LASFAR  JORF LASFAR                TRE KRONOR
                              ENERGIAKTIE- POWER ENERGY   JORF LASFAR INVESTMENT
    PREFERRED STOCK &           BOLAG         AB         HANDELSBOLAG     AB      AB CYTHERE 61  AB CYTHERE 63    TOTAL
 CONVERTIBLE SECURITIES          MAD          MAD            MAD         MAD           MAD             MAD          MAD
CURRENCIES
Preferred Stock
Dividend payable                       0            0              0            0    261,774     115,016,078   115,277,852
Convertible Securities
Interest payable              63,882,171   58,771,597      5,110,574    5,110,574     16,749       7,359,167   140,250,832
Total Payments 2002           63,882,171   58,771,597      5,110,574    5,110,574    278,523     122,375,245   255,528,684
Acc. Payable 12/31/02                  0            0              0            0          0               0             0
B/S FX Rate MAD/USD               10.197       10.197         10.197       10.197     10.197          10.197        10.197
Acc. Pay. in US$ 12/31/02              0            0              0            0          0               0             0
                                                        Total Accounts Payable to Related Parties              145,064,990

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS DATED DECEMBER 31, 2003

11.      RELATED PARTY TRANSACTIONS (CONTINUED)

    During 2001, related party transactions consisted of the following:

                                ABB        ABB       ABB       ABB        CMS         CMS          CMS
                                EV      SECHERON  SECHERON    MAROC      MOPCO       MOPCO       RD & GEN    TOTAL
                                US$        DEM       CHF       MAD        MAD         MAD          US$        US$
CURRENCIES
Acc. Payable 12/31/00         43,545          -        -          -   16,747,904   96,757,074    200,667
Management Fees                                                       35,287,098
Incentive Accrual                                                                  44,314,093
Other                         331,716   375,000   25,200    469,461    5,873,718                 471,870
Total Payments 2001           237,679   375,000   25,200    390,885   38,434,970   96,472,673    595,784
Acc. Payable 12/31/01         137,581         -        -     78,576    7,726,314   44,598,493     76,753
Acc. Pay. in US$ 12/31/01     137,581         -        -      6,777      666,349    3,846,356     76,753   4,733,816

                                              JORF LASFAR   JORF LASFAR   TRE KRONOR  JORF LASFAR    AB
                                              ENERGIAKTIE-  POWER ENERGY  INVESTMENT   HANDELS-    CYTHERE
                               AB CYTHERE 63     BOLAG           AB           AB         BOLAG       61          TOTAL
                                    MAD           MAD           MAD          MAD          MAD        MAD          MAD
CURRENCIES
Dividend Payable Apr 24, 2001    790,200,000  412,500,000  379,500,000   33,000,000   33,000,000  1,800,000  1,650,000,000
Dividend Payable Oct 29, 2001    650,598,000  339,625,000  312,455,000   27,170,000   27,170,000  1,482,000  1,358,500,000
Total Payments 2001            1,052,255,236  549,298,007  505,354,166   43,943,841   43,943,841  2,396,937  2,197,192,027
Acc. Payable 12/31/01            388,542,764  202,826,993  186,600,834   16,226,160   16,226,160     885,063   811,307,973
B/S FX Rate MAD/USD                    11.60        11.60        11.60        11.60        11.60       11.60         11.60
Acc. Pay. in US$ 12/31/01         33,509,510   17,492,626   16,093,216    1,399,410    1,399,410      76,331    69,970,502
                                                      Total Accounts Payable to Related Parties                 74,704,318

12. TAXES PAYABLE:

      The "taxes payable" includes the following items as of December 31, 2003:

                                                  12/31/03   12/31/02   12/31/01
                                                    US$        US$        US$
                                                 ---------   ---------   -------
Value Added Tax on behalf of foreign suppliers     309,190     299,199   312,044
Income Tax 2001                                          0           0   186,202
Income Tax 2002                                          0   4,226,098         0
Income Tax 2003                                  5,393,931           0         0
Withholding Tax                                    260,841     155,281   192,380
Payroll Tax                                        237,358     185,575   182,715
Licence Tax                                      1,325,971           0         0
                                                 ---------   ---------   -------
          Total                                  7,527,291   4,866,153   873,340
                                                 =========   =========   =======

13. CAPACITY CHARGES

13.1 $ CAPACITY CHARGES GREATER THAN $ DFL MODEL

                                                                 ACTUAL       DFL MODEL
                                                               $ CAPACITY     MIN LEASE
                                                                CHARGES       PAYMENTS    DIFFERENCE
                                                                  CGNC         US GAAP     US GAAP
                                                                   USD           USD          USD
                                                               -----------   -----------   --------
                   $ Capacity Charges                          103,690,956   104,516,335   -825,379
                   $ O.N.E Rebate                               -2,761,910    -2,874,199    112,289
                                                               -----------   -----------   --------
2003 in USD                                                    100,929,046   101,642,136   -713,090
$ Capacity Charges greater than $ DFL Model                                                -713,090
                                                                                           --------

13.2 EURO CAPACITY CHARGES GREATER THAN EURO DFL MODEL

                                                                          ACTUAL       DFL MODEL
                                                                      EURO CAPACITY   MIN LEASE
                                                                         CHARGES      PAYMENTS      DIFFERENCE
                                                                          CGNC         US GAAP        US GAAP
                                                                          EURO          EURO         EURO/USD
                                                                      -----------    -----------   ----------
                   Euro Capacity Charges                              125,149,979    124,917,610      232,369
                   Euro O.N.E Rebate                                   -3,333,492     -3,435,234      101,742
                                                                      -----------    -----------   ----------
2003 in Euro                                                          121,816,487    121,482,376      334,111
           B/S FX Rate                                                                             X 1.263417
                                                                                                   ----------
Euro Capacity Charges greater than Euro DFL Model in USD                                              422,122

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS DATED DECEMBER 31, 2003

13. CAPACITY CHARGES (CONTINUED)

13.1 $ CAPACITY CHARGES GREATER THAN $ DFL MODEL

                                                                        ACTUAL       DFL MODEL
                                                                      $ CAPACITY     MIN LEASE
                                                                        CHARGES      PAYMENTS    DIFFERENCE
                                                                         CGNC         US GAAP      US GAAP
                                                                          USD           USD          USD
                                                                      -----------   -----------  ----------
                   $ Capacity Charges                                 152,243,461   148,653,918   3,589,543
                   $ O.N.E Rebate                                      -7,466,514    -6,317,791  -1,148,723
                                                                      -----------   -----------  ----------
2002 in USD                                                           144,776,947   142,336,127   2,440,820
$ Capacity Charges greater than $ DFL Model                                                       2,440,820
                                                                                                 ----------

13.2 EURO CAPACITY CHARGES GREATER THAN EURO DFL MODEL

                                                                        ACTUAL       DFL MODEL
                                                                     EURO CAPACITY   MIN LEASE
                                                                        CHARGES      PAYMENTS      DIFFERENCE
                                                                         CGNC         US GAAP        US GAAP
                                                                         EURO          EURO         EURO/USD
                                                                     ------------   -----------    ----------
                   Euro Capacity Charges                              131,283,947   130,150,792     1,133,155
                   Euro O.N.E Rebate                                   -6,438,591    -5,531,409      -907,183
                                                                     ------------   -----------    ----------
2002 in Euro                                                          124,845,355   124,619,384       225,971
           B/S  FX Rate                                                                            X 1.046582
                                                                                                   ----------
Euro Capacity Charges greater than Euro DFL Model in USD                                              236,497

  13.1 $ CAPACITY CHARGES GREATER THAN $ DFL MODEL

                                                                         ACTUAL       DFL MODEL
                                                                       $ CAPACITY     MIN LEASE
                                                                         CHARGES      PAYMENTS    DIFFERENCE
                                                                          CGNC         US GAAP      US GAAP
                                                                           USD           USD          USD
                                                                       -----------   -----------  ----------
                     $ Capacity Charges                                167,725,226   174,863,943  -7,138,718
                     $ O.N.E Rebate                                     -4,643,978    -1,876,144  -2,767,834
                                                                       -----------   -----------  ----------
2001 in USD                                                            163,081,248   172,987,799  -9,906,551
$ Capacity Charges greater than $ DFL Model                                                       -9,906,551
                                                                                                  ----------

  13.2 EURO CAPACITY CHARGES GREATER THAN EURO DFL MODEL

                                                                          ACTUAL        DFL MODEL
                                                                       EURO CAPACITY    MIN LEASE
                                                                         CHARGES        PAYMENTS   DIFFERENCE
                                                                          CGNC          US GAAP     US GAAP
                                                                          EURO            EURO      EURO/USD
                                                                       -----------   -----------  ----------
                     Euro Capacity Charges                             114,874,856   117,731,467  -2,856,611
                     Euro O.N.E Rebate                                  -3,180,600    -1,263,161  -1,917,440
                                                                       -----------   -----------  ----------
2001 in Euro                                                           111,694,256   116,468,307  -4,774,051

           B/S  FX Rate                                                                            X 0.88504
                                                                                                   ---------
Euro Capacity Charges greater than Euro DFL Model in USD                                          -4,225,210

14. OTHER CURRENT LIABILITIES

      The "Other Current Liabilities" as of December 31, 2003 are detailed as follows:

                                                                        12/31/03    12/31/02    12/31/01
                                                                           US$         US$         US$
                                                                      -----------   ---------   ----------
Accrued Expenses: interest, swaps and fees                      14.1    5,904,937   6,072,924   17,293,488
Accrued salaries expense                                                1,198,164   1,390,179      986,669
Liability for Compensated Absences                                        298,523     307,449      108,027
Other Liabilities                                                         337,780     184,470      218,670
                                                                      -----------   ---------   ----------
                                                                        7,739,404   7,955,022   18,606,854
                                                                      ===========   =========   ==========

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS DATED DECEMBER 31, 2003

14. OTHER CURRENT LIABILITIES (CONTINUED)

      14.1 The accrued interests and fee expenses are detailed by loans as follows:

                           12/31/03    12/31/02     12/31/01
                              US$        US$          US$
                          ---------   ----------   ----------
OPIC                        728,141      807,914      907,733
SACE                      1,586,760    1,522,740    1,413,325
WB                        1,712,739    1,629,541    1,146,864
US EXIM - Exposure Fees           0            0   12,255,922
US EXIM                   1,574,138    1,823,435    1,370,400
ERG                         303,158      289,295      199,245
                          ---------   ----------   ----------
                          5,904,937    6,072,924   17,293,488
                          =========   ==========   ==========

15. LONG TERM LOANS

    Long term loans are detailed as follows as of December 31, 2003:

                                                                          INTEREST                           REIMBURSEMENT
                    BORROWING                          PRINCIPAL   ----------------------   INTERES    --------------------------
      LOAN           DATE              CURRENCY         AMOUNT       TYPE         RATE       PAYMENT      MATURITY    PERIODICITY
------------      -----------          ---------     ------------  --------     ---------  ---------   -------------  -----------
US EXIM             9/12/02               US$         181,363,762   Fixed         7.2000%  Quarterly   Feb. 15, 2013  Quarterly
OPIC Note A         11/25/97              US$          46,635,417   Fixed        10.2300%  Quarterly   Feb. 15, 2013  Quarterly
OPIC Note B         02/11/98              US$          10,175,000   Fixed         9.9200%  Quarterly   Feb. 15, 2013  Quarterly
                                                      -----------
                                                       56,810,417
                                                      -----------
               Total L.T  loan in US$                 238,174,179
                                                      -----------
               Current part in USD                     25,748,560
                                                      -----------
               Non-Current part in USD                212,425,619
                                                      -----------

                                                                          INTEREST                           REIMBURSEMENT
                    BORROWING                          PRINCIPAL   ----------------------   INTERES   --------------------------
    LOAN             DATE              CURRENCY         AMOUNT       TYPE         RATE       PAYMENT     MATURITY     PERIODICITY
------------     -------------         ---------     ------------  --------     ---------  ---------   -------------  -----------
SACE              11/17/03              Euro         179,332,929   Fixed        5.7300%    Quarterly   Feb. 15, 2013   Quarterly
ERG               11/17/03              Euro          23,045,939   Variable    4.16888%    Quarterly   Feb. 15, 2013   Quarterly
World Bank        11/17/03              Euro         123,359,818   Variable     3.9189%    Quarterly   Feb. 15, 2013   Quarterly
                                                     -----------
                  Total L.T loan in Euro             325,738,687
                                                     -----------
                  B/S FX Rate Euro/USD                   1.26342
                                                     -----------
                  Total L.T  loan in USD             411,543,784
                                                     -----------
                  Current part in USD                 44,491,219
                                                     -----------
                  Non-Current part in USD            367,052,565
                                                     -----------

      Total principal repayments for the next five years are detailed below. Forecasts of interest payments, interest-rate swap payments and guarantee fees are also shown below. For further information regarding swaps, see Note 20.

                                                                                               REMAINING    REMAINING    REMAINING
                    PRINCIPAL      PRINCIPAL       PRINCIPAL       PRINCIPAL     PRINCIPAL      INTEREST       SWAP       GUARANTEE
                  REPAYMENT IN   REPAYMENT IN    REPAYMENT IN    REPAYMENT IN  REPAYMENT IN     PAYMENTS     PAYMENTS       FEES
                      2004           2005            2006            2007          2008         2004-2013    2004-2013    2004-2013
In USD
US EXIM            19,606,893     19,606,893      19,606,893      19,606,893    19,606,893      62,017,946            0           0
OPIC A              5,041,667      5,041,666       5,041,666       5,041,666     5,041,666      22,657,888            0           0
OPIC B              1,100,000      1,100,000       1,100,000       1,100,000     1,100,000       4,793,735            0           0
Total in USD       25,748,560     25,748,559      25,748,559      25,748,559    25,748,559      89,469,569            0           0
In Euro
SACE               19,387,344     19,387,344      19,387,344      19,387,344    19,387,344      49,481,105            0           0
ERG                 2,491,452      2,491,452       2,491,452       2,491,452     2,491,452       4,730,553    4,774,063           0
WB                 13,336,197     13,336,197      13,336,197      13,336,197    13,336,197      22,600,374   25,202,063   5,472,842
Total in Euro      35,214,993     35,214,993      35,214,993      35,214,993    35,214,993      76,812,032   29,976,126   5,472,842
B/S FX Rate
Euro/USD              1.26342        1.26342         1.26342         1.26342       1.26342         1.26342      1.26342     1.26342
Total in USD       44,491,219     44,491,219      44,491,219      44,491,219    44,491,219      97,045,624   37,872,347   6,914,481

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS DATED DECEMBER 31, 2003

15. LONG TERM LOANS (CONTINUED)

      Long term loans are detailed as follows as of December 31, 2002:

                                                                      INTEREST                            REIMBURSEMENT
                   BORROWING                       PRINCIPAL     ----------------      INTEREST  ---------------------------
   LOAN              DATE             CURRENCY      AMOUNT        TYPE        RATE     PAYMENT    MATURITY      PERIODICITY
US EXIM           9/12/02              US$          200,971,655  Fixed        7.2%  Quarterly    Feb. 15, 2013  Quarterly
OPIC Note A       11/25/97             US$           51,677,083  Fixed      10.23%  Quarterly    Feb. 15, 2013  Quarterly
OPIC Note B       02/11/98             US$           11,275,000  Fixed       9.92%  Quarterly    Feb. 15, 2013  Quarterly
                                                    -----------
                                                     62,952,083
                                                    -----------
                    Total L.T  loan in US$          263,923,738
                                                    -----------
                    Current part in USD              25,748,560
                                                    -----------
                    Non-Current part in USD         238,175,178
                                                    -----------

                                                                      INTEREST                            REIMBURSEMENT
                   BORROWING                       PRINCIPAL     ----------------      INTEREST  ---------------------------
   LOAN              DATE             CURRENCY      AMOUNT        TYPE        RATE     PAYMENT    MATURITY      PERIODICITY
SACE              11/15/02             Euro         198,720,273  Fixed       5.73%   Quarterly    Feb. 15, 2013   Quarterly
ERG               11/15/02             Euro          25,537,392  Variable    5.14%   Quarterly    Feb. 15, 2013   Quarterly
World Bank        11/15/02             Euro         136,696,015  Variable    4.89%   Quarterly    Feb. 15, 2013   Quarterly
                                                   ------------
                  Total L.T  loan in Euro           360,953,680
                                                   ------------
                  B/S FX Rate Euro/USD                  1.04658
                                                   ------------
                  Total L.T  loan in USD            377,767,743
                                                   ------------
                  Current part in USD                36,855,389
                                                   ------------
                  Non-Current part in USD           340,912,354
                                                   ------------

     Total principal repayments for the next five years are detailed below. Forecasts of interest payments, interest-rate swap payments and guarantee fees are also shown below. For further information regarding swaps, see Note 20.

                                                                                              REMAINING     REMAINING   REMAINING
                   PRINCIPAL      PRINCIPAL      PRINCIPAL       PRINCIPAL      PRINCIPAL     INTEREST        SWAP       GUARANTEE
                 REPAYMENT IN   REPAYMENT IN   REPAYMENT IN    REPAYMENT IN   REPAYMENT IN    PAYMENTS      PAYMENTS       FEES
                     2003           2004           2005            2006           2007        2003-2013     2003-2013    2003-2013
In USD
US EXIM           19,606,893     19,606,893     19,606,893      19,606,893     19,606,893      76,033,383            0           0
OPIC A             5,041,667      5,041,666      5,041,666       5,041,666      5,041,666      27,754,052            0           0
OPIC B             1,100,000      1,100,000      1,100,000       1,100,000      1,100,000       5,871,955            0           0
Total in USD      25,748,560     25,748,559     25,748,559      25,748,559     25,748,559     109,659,390            0           0
In Euro
SACE              19,387,344     19,387,344     19,387,344      19,387,344     19,387,344      60,663,342            0           0
ERG                2,491,452      2,491,452      2,491,452       2,491,452      2,491,452       7,093,552    4,535,473           0
WB                13,336,197     13,336,197     13,336,197      13,336,197     13,336,197      36,148,188   23,844,995   6,757,469
Total in Euro     35,214,993     35,214,993     35,214,993      35,214,993     35,214,993     103,905,082   28,380,468   6,757,469
B/S FX Rate
Euro/USD             1.04658        1.04658        1.04658         1.04658        1.04658         1.04658      1.04658     1.04658
Total in USD      36,855,389     36,855,389     36,855,389      36,855,389     36,855,389     108,745,223   29,702,496   7,072,248

      Long term loans are detailed as follows as of December 31, 2002:

                      DRAWDOWN                        DRAWDOWN           INTEREST       INTEREST   REIMBURSEMENT
     LOAN               DATE              CURRENCY     AMOUNT        TYPE       RATE     PAYMENT     MATURITY          PERIODICITY
US EXIM           11/15/2001                 US$      207,446,204   Variable     4.14%  Quarterly   Feb. 15, 2013       Quarterly
OPIC Note A       11/25/97                   US$       56,718,750   Fixed       10.48%  Quarterly   Feb. 15, 2013       Quarterly
OPIC Note B       02/11/98                   US$       12,375,000   Fixed       10.17%  Quarterly   Feb. 15, 2013       Quarterly
                                                       69,093,750
                  Total L.T loan in US$               276,539,954
                  Current part in USD                  24,873,137
                  Non-Current part in USD             251,666,817

                   DRAWDOWN                           DRAWDOWN           INTEREST       INTEREST   REIMBURSEMENT
     LOAN            DATE                 CURRENCY     AMOUNT        TYPE       RATE     PAYMENT     MATURITY          PERIODICITY
SACE              11/15/2001                 Euro     218,107,617   Fixed      5.73%   Quarterly   Feb. 15, 2013       Quarterly
ERG               11/15/2001                 Euro      28,028,845   Variable   5.34%   Quarterly   Feb. 15, 2013       Quarterly
World Bank        11/15/2001                 Euro     150,032,211   Variable   5.09%   Quarterly   Feb. 15, 2013       Quarterly
                  Total L.T loan in Euro              396,168,673
                  B/S FX Rate Euro/USD                      0.885
                  Total L.T loan in USD               350,623,797
                  Current part in USD                  31,166,559
                  Non-Current part in USD             319,457,237

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS DATED DECEMBER 31, 2003

15.   LONG TERM LOANS (CONTINUED)

     Total principal repayments for the next five years are detailed below. Forecast interest payments, interest-rate swap payments and guarantee fees are also shown below. For further information regarding swaps, see Note 20.

                                                                                              REMAINING     REMAINING    REMAINING
                  PRINCIPAL      PRINCIPAL       PRINCIPAL       PRINCIPAL      PRINCIPAL     INTEREST        SWAP       GUARANTEE
                REPAYMENT IN   REPAYMENT IN    REPAYMENT IN    REPAYMENT IN   REPAYMENT IN    PAYMENTS      PAYMENTS       FEES
                    2002           2003            2004            2005           2006        2002-2013     2002-2013    2002-2013
In USD
US EXIM          18,731,470     19,606,893      19,606,893      19,606,893     19,606,893      87,235,810            0   1,176,315
OPIC A            5,041,667      5,041,666       5,041,666       5,041,666      5,041,666      33,499,497            0           0
OPIC B            1,100,000      1,100,000       1,100,000       1,100,000      1,100,000       7,088,426            0           0
Total in USD     24,873,137     25,748,559      25,748,559      25,748,559     25,748,559     127,823,733            0   1,176,315
In Euro
SACE             19,387,344     19,387,344      19,387,344      19,387,344     19,387,344      72,907,871            0           0
ERG               2,491,452      2,491,452       2,491,452       2,491,452      2,491,452       8,830,924    4,982,063           0
WB               13,336,197     13,336,197      13,336,197      13,336,197     13,336,197      45,081,853   25,824,728   8,173,329
Total in Euro    35,214,993     35,214,993      35,214,993      35,214,993     35,214,993     126,820,648   30,806,791   8,173,329
B/S FX Rate
USD/Euro            0.88504        0.88504         0.88504         0.88504        0.88504         0.88504      0.88504     0.88504
Total in USD     31,166,559     31,166,559      31,166,559      31,166,559     31,166,559     112,240,922   27,265,139   7,233,696

PLEADGE OF STOCK AND OTHER ASSETS

      As security for the repayment of the loans, and the payment of all related interest, fees and swap obligations, JLEC and its stockholders have entered into various pledge agreements with Deutsche Bank Trust Company Americas, as Offshore Collateral Agent, and with Banque Marocaine pour le Commerce et l'Industrie, as Onshore Collateral Agent, for the benefit of such lenders and other secured parties. Such security shall continue in effect until the repayment in full of all outstanding principal amounts and the payment in full of all related interest, fee and swap obligations, which is scheduled to occur in February of 2013. The principle pledge agreements are:

      1. The Stockholder Pledge and Security Agreements, in which each of JLEC's stockholders pledges all of its shares, claims, rights and interests in JLEC to the Offshore Collateral Agent.

      2. The Security and Assignment Agreement, in which JLEC assigns to the Offshore Collateral Agent a security interest in all of JLEC's rights, title and interest in the following collateral, among others:

      a. all of JLEC's contractual rights,

      b. all rents, profits, income and revenues derived by JLEC from its ownership of the Project,

      c. all cash deposits and other assets in any of JLEC's accounts with financial institutions,

      d. all permits, licenses and other governmental authorizations obtained by JLEC in connection with its ownership of the Project,

      e. all of JLEC's insurance policies and related claims and proceeds, and

      f. all personal property and inventories of JLEC.

      3. The Agreement for Pledge of Shares, in which each of JLEC's stockholders pledges all of its shares, claims, rights and interests in JLEC to the Onshore Collateral Agent, and assigns to the Onshore Collateral Agent the direct payment by JLEC of all dividends and other stockholder distributions if and whenever a Default has occurred and is continuing.

      4. The General Delegation of Contract Claims, in which JLEC assigns to the Onshore Collateral Agent the direct payment of any and all contract claims due to JLEC if and whenever a Default has occurred and is continuing.

      5. The Pledge over General Operating Accounts, in which JLEC pledges to the Onshore Collateral Agent any and all monies in JLEC's accounts with the Onshore Collateral Agent.

      6. The Master Agreement for Assignment of Accounts Receivable as Security, in which JLEC assigns to the Onshore Collateral Agent a security interest in all of the accounts receivable payable by ONE to JLEC under the Power Purchase Agreement.

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS DATED DECEMBER 31, 2003

COVENANTS

      The covenants on the loans also place restrictions on JLEC's payment of dividends and other distributions to JLEC's stockholders.

      Specifically, JLEC may not:

      1. Pay any dividends to its stockholders, or

      2. Make any distribution, payment or delivery of property or cash to its stockholders, or

      3. Redeem, retire, purchase or otherwise acquire any shares of its capital stock, or

      4. Purchase or redeem any subordinated debt except, on quarterly repayment dates and only then after first satisfying all debt service obligations and satisfying all of the following conditions, among others:

      a. No default shall have occurred,

      b. The cash balance in all JLEC reserve and accrual accounts shall equal or exceed required levels,

      c. JLEC's actual debt service coverage ratios for the current quarter and preceding four quarters have all been greater than 1.3, and

      d. JLEC's forecasted debt service coverage ratios for the next succeeding two quarters are greater than 1.3 JLEC has complied with these covenants since May 2001, when the loans began to be repaid.

16. STOCKHOLDERS' EQUITY

      The composition of Stockholders' Equity as of December 31, 2003 was:

16.1 COMMON STOCK

                                                       COMMON STOCK
                                            ---------------------------------
                                             NUMBER    PAR VALUE   PAR VALUE
               STOCKHOLDERS                 OF SHARES   DIRHAM     US DOLLAR
------------------------------------------  ---------  ---------  -----------
AB Cythere 63, Sweden.....................    2,634    263,400    27,668
Jorf Lasfar Energiaktiebolag, Sweden......    1,375    137,500    14,443
Jorf Lasfar Power Energy AB, Sweden.......    1,265    126,500    13,288
Tre Kronor Investment AB, Sweden..........      110     11,000     1,155
Jorf Lasfar Handelsbolag, Sweden..........      110     11,000     1,155
AB Cythere 61, Sweden.....................        6        600        63
                                              -----   --------    ------
                 Total                        5,500    550,000    57,773

16.2 CONVERTIBLE STOCKHOLDERS' SECURITIES

    On December 11, 2000, the JLEC stockholders purchased 100% of all Company Loan Notes for $387,355,000, and amended the Company Loan Agreement to make such stockholder securities convertible into Preferred Stock or Common Stock. On January 1, 2001, the convertible securities (Company Loan Principal) held by AB Cythere 61 and AB Cythere 63 were converted into Preferred Stock as shown below on Note 16.3. Such conversions shall be made into a fixed number of JLEC shares as listed below:

                                               NUMBER       PAR VALUE      PAR VALUE
               STOCKHOLDERS                  OF SHARES        DIRHAM       US DOLLAR
-----------------------------------------    ----------   -------------   -----------
AB Cythere 63, Sweden....................             0               0             0
Jorf Lasfar Energiaktiebolag, Sweden.....    10,537,024   1,053,702,400    96,838,750
Jorf Lasfar Power Energy AB, Sweden......     9,694,062     969,406,200    89,091,650
Tre Kronor Investment AB, Sweden.........       842,962      84,296,200     7,747,100
Jorf Lasfar Handelsbolag, Sweden.........       842,962      84,296,200     7,747,100
AB Cythere 61, Sweden....................             0               0             0
                                             ----------   -------------   -----------
                 Total                       21,917,010   2,191,701,000   201,424,600

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS DATED DECEMBER 31, 2003

    Under the terms of the amended Company Loan Agreement summarized below, these convertible securities constitute an hybrid instrument which are delt with in accordance with the substance of the transaction, i.e. as a Preferred Stock equivalent:

      (a) Expression of the Loan in MAD

      The outstanding USD 201,424,600 principal amount is expressed as MAD 2,191,701,000 for the purpose of computing interest and principal payments due under this Agreement. However, interest and principal payments will be paid to the stockholders in USD, provided that the Company is not responsible for any losses realized by the stockholders resulting from the depreciation of the value of the MAD relative to the USD.

      (b) Repayment or conversion into Stock

      Under the terms of the amended Agreement:

      - the Security may only be repaid, in whole or in part, at the Company's option;

      - the part of the Security principal held by other Company Lenders listed above may be converted into Common Stock at any time, using the same conversion ratio used for the conversion of the parts of AB Cythere 61 and AB Cythere 63;

      - the shares of Preferred Stock issued to AB Cythere 61 and AB Cythere 63 may be converted into Common Stock. In this case, all outstanding Security principal held by other Company Lenders will be mandatorily converted into Common Stock at the same conversion ratio.

      (c) Interest payment and accruals as Retained Earning In accordance with Amendment N(degree).2, the Company will pay interest on the unpaid principal amount once per year, at the interest rate per annum equal to the greater of (1) the Moroccan maximum deductible rate, and (2) 4.00%. The applicable interest rate for 2003 is 4.00%. Accruals for such interest payments are reported as part of the Retained Earning allocation in Note 16.4, and are not expensed.

16.3 PREFERRED STOCK

      In accordance with Section 3.01 par.(b) of the amended Company Loan Agreement (see note 16.2 above), the Company as converted on January 1, 2001, all outstanding Company Loan principal held by AB Cythere 61 and AB Cythere 63, at the conversion ratio of one (1) share of Preferred Stock for each one hundred
(100) MAD of such Company Loan principal converted into Preferred Stock, as follows:

                                                        PREFERRED STOCK
                                              ----------------------------------------
                                               NUMBER        PAR VALUE      PAR VALUE
               STOCKHOLDERS                   OF SHARES       DIRHAM         US DOLLAR
------------------------------------------    ----------   -------------   -----------
AB Cythere 63, Sweden.....................    20,185,145   2,018,514,500   185,508,183
Jorf Lasfar Energiaktiebolag, Sweden......             0               0             0
Jorf Lasfar Power Energy AB, Sweden.......             0               0             0
Tre Kronor Investment AB, Sweden..........             0               0             0
Jorf Lasfar Handelsbolag, Sweden..........             0               0             0
AB Cythere 61, Sweden.....................        45,941       4,594,100       422,217
                                              ----------   -------------   -----------
               Total                          20,231,086   2,023,108,600   185,930,400

      Such shares are non-participating voting shares of convertible Preferred Stock of the Company, and:

      -     are convertible at any moment into shares of Common Stock;

      - give right to the collection of a minimum priority dividend, at least equal to 4% of the aggregate par value of the preferred shares,

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS DATED DECEMBER 31, 2003

      - do not participate in the distribution of the remaining balance of Retained Earning, which is divided among the shares of Common Stock as shown in Note 16.4.

16.4 RECONCILIATION AND ALLOCATION OF RETAINED EARNINGS


                                            2003                                    US$
-----------------------------------------------------------------------------   -----------
Retained Earnings as of December 31, 2002                                       113,030,506
Retained Earnings increase during 2003                                          119,850,319
Retained Earnings decrease during 2003
        Convertible Securities interest payable as of January 1, 2003           -10,612,757
                         108,218,281 Dirhams
                             10.1970 Dirhams per US Dollar
        Preferred Stock Dividend payable as of January 1, 2003                   -9,796,391
                          99,893,797 Dirhams
                             10.1970 Dirhams per US Dollar
        Common Stock Dividend payable as of October 30, 2003                    -64,972,722
                               5,500 Common Stock Shares
                             110,000 Dirhams per share
                         605,000,000 Dirhams
                             9.3116 Dirhams per US Dollar on October 30, 2003
                                                                                -----------
Total Retained Earnings                                                         147,498,955

      The Retained Earnings are allocated among the stockholders as follows:

                                                                                       COMMON
                                                     CONVERTIBLE SECURITIES          PREFERRED STOCK        STOCK         TOTAL
                                                   ------------------------     -----------------------   --------------------------
                  STOCKHOLDERS                      DIRHAMS      US DOLLARS      DIRHAMS     US DOLLARS   US DOLLARS     US DOLLARS
----------------------------------------------     ----------    ----------     ----------   ----------   -----------   ------------
AB Cythere 63, Sweden.........................              0            0      81,861,977    9,327,725    61,310,884    70,638,608
Jorf Lasfar Energiaktiebolag, Sweden..........     42,733,486    4,869,247               0            0    32,005,492    36,874,739
Jorf Lasfar Power Energy AB, Sweden...........     39,314,807    4,479,707               0            0    29,445,052    33,924,760
Tre Kronor Investment AB, Sweden..............      3,418,679      389,540               0            0     2,560,439     2,949,979
Jorf Lasfar Handelsbolag, Sweden..............      3,418,679      389,540               0            0     2,560,439     2,949,979
AB Cythere 61, Sweden.........................              0            0         186,316       21,230       139,660       160,890
                                                   ----------   ----------      ----------    ---------    ----------   -----------
         Total                                     88,885,652   10,128,034      82,048,293    9,348,954   128,021,967   147,498,955

    The allocations for Convertible Securities (88,885,652 Dirhams) and Preferred Stock (82,048,293 Dirhams) are payable as of January 1, 2004, and are scheduled for payment on May 17, 2004.

                                     2002                                                US$
-----------------------------------------------------------------------------------   ----------
Retained Earnings as of December 31, 2001                                             187,671,644
Retained Earnings increase during 2002                                                132,287,908
Retained Earnings decrease during 2002:
         Convertible Securities interest payable as of January 1, 2002                -12,095,803
                              140,250,832 Dirhams
                                  11.5950 Dirhams per US Dollar
         Preferred Stock Dividend payable as of January 1, 2002                        -9,942,031
                              115,277,852 Dirhams
                                  11.5950 Dirhams per US Dollar
         Common Stock Dividend payable as of October 29, 2002                         -184,891,213
                                    5,500 Common Stock Shares
                                  360,000 Dirhams per share
                            1,980,000,000 Dirhams
                                  10.7090 Dirhams per US Dollar on October 29, 2002
                                                                                      -----------
     Total Retained Earnings                                                          113,030,506

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS DATED DECEMBER 31, 2003

      The Retained Earnings are allocated among the shareholders as follows:

                                                                                    COMMON
                                              CONVERTIBLE SECURITIES           PREFERRED STOCK               STOCK         TOTAL
                                             -------------------------     ------------------------     ---------------------------
              SHAREHOLDERS                    DIRHAMS      US DOLLARS       DIRHAMS      US DOLLARS     US DOLLARS     US DOLLARS
----------------------------------------     ----------   ------------     ----------    ----------     -----------    ------------
AB Cythere 63, Sweden..................               0              0     99,666,957     9,774,145      44,357,210     54,131,355
Jorf Lasfar Energiaktiebolag, Sweden...      52,028,019      5,102,287              0             0      23,155,340     28,257,626
Jorf Lasfar Power Energy AB, Sweden....      47,865,778      4,694,104              0             0      21,302,912     25,997,016
Tre Kronor Investment AB, Sweden.......       4,162,242        408,183              0             0       1,852,427      2,260,610
Jorf Lasfar Handelsbolag, Sweden.......       4,162,242        408,183              0             0       1,852,427      2,260,610
AB Cythere 61, Sweden                                 0              0        226,840        22,246         101,041        123,287
                                            -----------    -----------     ----------     ---------     -----------   ------------
              Total                         108,218,281     10,612,757     99,893,797     9,796,391      92,621,358    113,030,506

                               2001                                                              USD
-----------------------------------------------------------------------------------------     -----------
Retained Earnings as of December 31, 2000                                                     296,408,600
Retained Earnings increase during 2001                                                        161,385,686
Retained Earnings decrease during 2001
               Common Stock dividend declared payable on April 24, 2001                      -151,362,260
                                          5,500 Common Stock Shares
                                        300,000 Dirhams per share
                                  1,650,000,000 Dirhams
                                        10.9010 Dirhams per US Dollar on April 24, 2001
               Common Stock dividend declared payable on October 29, 2001                    -118,760,381
                                          5,500 Common Stock Shares
                                        247,000 Dirhams per share
                                  1,358,500,000 Dirhams
                                        11.4390 Dirhams per US Dollar on October 29, 2001
                                                                                              -----------
Total Retained Earnings                                                                       187,671,644

      The Retained Earnings are allocated among the shareholders as follows:

                                                                                    COMMON
                                               CONVERTIBLE SECURITIES           PREFERRED STOCK            STOCK          TOTAL
              SHAREHOLDERS                    DIRHAMS       US DOLLARS       DIRHAMS      US DOLLARS     US DOLLARS     US DOLLARS
----------------------------------------   ------------     -----------    -----------    ----------     -----------    -----------
AB Cythere 63, Sweden..................       7,359,167         634,685    115,016,078     9,919,455      79,323,538     89,877,677
Jorf Lasfar Energiaktiebolag, Sweden...      63,882,171       5,509,458              0             0      41,408,453     46,917,911
Jorf Lasfar Power Energy AB, Sweden....      58,771,597       5,068,702              0             0      38,095,776     43,164,478
Tre Kronor Investment AB, Sweden.......       5,110,574         440,757              0             0       3,312,676      3,753,433
Jorf Lasfar Handelsbolag, Sweden.......       5,110,574         440,757              0             0       3,312,676      3,753,433
AB Cythere 61, Sweden..................          16,749           1,445        261,774        22,576         180,691        204,712
                                            -----------     -----------    -----------     ---------     -----------    -----------
              Total                         140,250,833      12,095,803    115,277,852     9,942,031     165,633,810    187,671,644

17.   DIRECT FINANCING LEASE - (D.F.L)

      As explained in Note 2b, JLEC is using the Direct Financing Lease methodology. Specific accounts were created to reflect this method. These accounts are detailed below.

DIRECT FINANCING LEASE - (D.F.L) AS OF DECEMBER 31, 2003

17.1 LONG TERM RECEIVABLES AS OF DECEMBER 31, 2003

                                                              US$           EURO
                                                          UNITS 1 TO 4   UNITS 1 TO 4
                                                       -------------    ------------
Total Minimum Lease Payments                           1,283,596,155     956,285,785
Minimum Lease Payments for 2003                         -101,642,136    -121,482,375
                                                       -------------   -------------
Total of Future Minimum Lease Payments                 1,181,954,019     834,803,410
                                                                          X 1.263417
                                                       -------------   -------------
Total of Future Minimum Lease Payments in US$  17.3    1,181,954,019   1,054,704,794
                                                       =============   =============

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS DATED DECEMBER 31, 2003

      The minimum lease payments under the US GAAP model for the next five years are as follows:

             US$             EURO
         ------------    ------------
YEAR     UNITS 1 TO 4    UNITS 1 TO 4
----     ------------    ------------
2004     116,664,592     116,635,941
2005     116,371,118     107,167,144
2006     108,749,430      92,362,540
2007      96,617,923      85,060,254
2008     104,467,842      84,500,888

17.2 UNEARNED INCOME AS OF DECEMBER 31, 2003

                                                          US$             EURO
                                                      ------------     ------------
                                                      UNITS 1 TO 4     UNITS 1 TO 4
                                                      ------------     ------------
Total Unearned Income                                587,282,368          568,767,180
Lease Revenue 2003                                   -81,792,828          -91,756,966  X 1.14035    104,635,053
                                                     -----------          -----------  ---------    ------------
                                                     505,489,540          477,010,214
                                                                           X 1.263417
                                                     -----------          -----------
Total Remaining Unearned Income in US$   17.3        505,489,540          602,662,799
                                                     ===========          ===========

      The minimum lease payments under the US GAAP model for the next five years are as follows:

            US$            EURO
        ------------    ------------
YEAR    UNITS 1 TO 4    UNITS 1 TO 4
----    ------------    ------------
2004     78,203,985      84,230,456
2005     73,392,008      76,117,547
2006     68,172,214      69,587,224
2007     64,172,868      64,534,124
2008     59,591,568      58,711,491

17.3 NET INVESTMENT IN DIRECT FINANCING LEASES AS OF DECEMBER 31, 2003

                                                                   US$           EURO
                                                              ------------   ------------
                                                              UNITS 1 TO 4   UNITS 1 TO 4
                                                              ------------   ------------
Total of Future Minimum Lease Payments in US$  17.1          1,181,954,019   1,054,704,794
Total Remaining Unearned Income in US$         17.2           -505,489,540    -602,662,799
                                                             -------------   -------------
Net investment in direct financing leases in US$               676,464,479     452,041,995
                                                             =============   =============
Current part in US$                                             38,460,607      40,941,639
Non-Current part in US$                                        638,003,872     411,100,356

DIRECT FINANCING LEASE - (D.F.L) AS OF DECEMBER 31, 2002

17.1 LONG TERM RECEIVABLES AS OF DECEMBER 31, 2002

                                                                US$           EURO
                                                            ------------   ------------
                                                            UNITS 1 TO 4   UNITS 1 TO 4
                                                            ------------   ------------
Total Minimum Lease Payments                               1,426,008,468   1,081,037,348
Minimum Lease Payments for 2002                             -142,336,127    -124,619,384
                                                            ------------   -------------
Total of Future Minimum Lease Payments                     1,283,672,341     956,417,964
                                                            ------------   -------------
                                                                              X 1.046582
 Total of Future Minimum Lease Payments in US$  17.3       1,283,672,341   1,000,970,139
                                                           =============   =============

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS DATED DECEMBER 31, 2003

      The minimum lease payments under the US GAAP model for the next five years are as follows:

                       US$           EURO
                   ------------   ------------
    YEAR           UNITS 1 TO 4   UNITS 1 TO 4
-------------      ------------   ------------
    2003            101,642,136   121,482,376
    2004            116,664,592   116,635,941
    2005            116,371,118   107,167,144
    2006            106,872,046    90,768,049
    2007             96,617,923    85,060,254

17.2 UNEARNED INCOME AS OF DECEMBER 31, 2002

                                                        US$              EURO
                                                   ------------      ------------
                                                   UNITS 1 TO 4      UNITS 1 TO 4
                                                   ------------      ------------
Total Unearned Income                              673,381,447        668,603,895
Lease Revenue 2002                                 -88,463,713        -99,930,507    X 0.95144    95,077,872
                                                   -----------        ------------   ---------    ----------
                                                   584,917,734         568,673,388
                                                   ------------      ------------
                                                                        X 1.046582
                                                   ------------      ------------
Total Remaining Unearned Income in US$  17.3       584,917,734         595,163,517
                                                   ===========         ===========

      The Lease Revenue under the US GAAP model for the next five years are as follows:

                      US$         EURO
                 ------------  ------------
     YEAR        UNITS 1 TO 4  UNITS 1 TO 4
-----------      ------------  ------------
   2003            81,436,213   91,576,926
   2004            77,831,811   84,020,822
   2005            73,012,360   75,871,769
   2006            67,896,425   69,487,000
   2007            64,019,517   64,661,480

17.3 NET INVESTMENT IN DIRECT FINANCING LEASES AS OF DECEMBER 31, 2002

                                                                   US$            EURO
                                                               ------------   ------------
                                                               UNITS 1 TO 4   UNITS 1 TO 4
                                                               ------------   ------------
Total of Future Minimum Lease Payments in US$  17.1           1,283,672,341   1,000,970,139
Total Remaining Unearned Income in US$         17.2            -584,917,734    -595,163,517
                                                              -------------   -------------
Net investment in direct financing leases in US$                698,754,607     405,806,622
                                                              =============   =============
Current part in US$                                              20,205,960      31,298,090
Non-Current part in US$                                         678,548,647     374,508,532

17.1 LONG TERM RECEIVABLES AS OF DECEMBER 31, 2001

                                                                  US$            EURO
                                                             ------------    ------------
                                                             UNITS 1 TO 4    UNITS 1 TO 4
                                                             ------------    ------------
Total Minimum Lease Payments                                 1,638,683,000  1,210,483,496
Minimum Lease Payments for 2001                               -172,987,799   -116,468,307
                                                             -------------  -------------
Total of Future Minimum Lease Payments                       1,465,695,201  1,094,015,189
                                                             -------------  -------------
                                                                                X 0.88504
                                                             -------------  -------------
Total of Future Minimum Lease Payments in US$  17.3          1,465,695,201    968,243,542
                                                             =============   ============

    The minimum lease payments under the US GAAP model for the next five years are as follows:

                     US$           EURO
                ------------   ------------
    YEAR        UNITS 1 TO 4   UNITS 1 TO 4
-----------     ------------   ------------
  2002           147,453,739   125,654,878
  2003           108,352,169   125,448,188
  2004           121,415,209   118,233,920
  2005           120,444,202   108,413,086
  2006           109,842,978    91,398,693

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS DATED DECEMBER 31, 2003

17.2 UNEARNED INCOME AS OF DECEMBER 31, 2001

                                                         US$                EURO
                                                    ------------        ------------
                                                    UNITS 1 TO 4        UNITS 1 TO 4
                                                    ------------        ------------
Total Unearned Income                                823,653,897            792,223,192
Lease Revenue 2001                                  -100,679,205           -105,867,406   X 0.89305   94,544,727
                                                     -----------            -----------   ---------   ----------
                                                     722,974,692            686,355,786
                                                     -----------            -----------
                                                                             91,398,693
                                                     -----------            -----------
Total Remaining Unearned Income in US$  17.3         722,974,692            607,450,028
                                                     ===========            ===========

      The Lease Revenue under the US GAAP model for the next five years are as follows:

                          US$           EURO
                     -------------   ------------
    YEAR             UNITS 1 TO 4    UNITS 1 TO 4
--------------       -------------   ------------
    2002               91,392,805   101,298,144
    2003               87,462,185    94,047,617
    2004               83,519,951    86,014,881
    2005               78,375,499    77,627,453
    2006               73,017,083    71,189,178

17.3 NET INVESTMENT IN DIRECT FINANCING LEASES AS OF DECEMBER 31, 2001

                                                                       US$            EURO
                                                                  ------------    ------------
                                                                  UNITS 1 TO 4    UNITS 1 TO 4
                                                                  ------------    ------------
Total of Future Minimum Lease Payments in US$  17.1               1,465,695,201     968,243,542
Total Remaining Unearned Income in US$         17.2                -722,974,692    -607,450,028
                                                                  -------------    ------------
Net investment in direct financing leases in US$                    742,720,509     360,793,514
                                                                  =============    ============
Current part in US$                                                  56,060,930      21,301,261
Non-Current part in US$                                             686,659,570     339,492,340

18. FINANCIAL EXPENSES

      The Financial Expenses are detailed as follows, for the year ending:

                                                                             12/31/03       12/31/02      12/31/01
                                                                                US$            US$           US$
                                                                             -----------   -----------    -----------
Interest, Fees and Swaps incurred from inception to December 31, 2003
  Up-Front Fees                                                               25,609,073    25,609,073     25,609,073
  Interest Costs                                                             287,290,576   246,526,514    210,187,205
  Premiums                                                                    23,808,481    23,808,481     23,808,481
  Commitment Fees                                                             19,312,672    19,312,672     18,136,357
  Arrangement Fees                                                             2,396,273     2,396,273      2,396,273
  Other Fees (acceptance fees, Agent fees...etc)                               9,754,617     9,297,751      8,875,953
  Guarantee Fees                                                              20,598,822    19,101,732      5,496,128
  Swaps                                                                       37,238,114    30,362,978     25,851,201
                                                                             -----------   -----------    -----------
                                                                             426,008,628   376,415,474    320,360,671
  Accrued Interest, Fees, Swaps (see Note 14.1)                                5,904,937     6,072,924     17,293,488
                                                                             -----------   -----------    -----------
  Total Interest, Fees and Swaps                                             431,913,565   382,488,398    337,654,159
  Interest, fees and swaps capitalized as part of
  the project construction for Units 3&4                                    -210,949,363  -210,949,363   -210,949,363
                                                                             -----------   -----------    -----------
  Interest and swaps expensed - Total                                        220,964,202   171,539,035    126,704,796
  Interest and swaps expensed from 1997 through 2002                        -171,539,035  -126,704,796    -76,088,286
                                                                             -----------   -----------    -----------
  Interest and swaps expensed                                                 49,425,167    44,834,239     50,616,510
                                                                             ===========   ===========    ===========

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS DATED DECEMBER 31, 2003

19. PENSION PLANS

      JLEC contributes to the following pension plans:

19.1 COMMON FUND FOR RETIREMENT (CAISSE COMMUNE DES RETRAITES OR CCR)

      As required by PPA Section 23.2.4, most of JLEC's employees (259 employees of 313, or 84%) plus 1 recent retiree are participants in the CCR defined benefit pension plan. This plan is funded by employee payroll deductions equal to 9% of the employee's gross pay, plus JLEC contributions equal to 18% of the participating employee's gross pay. In 2003, 2002 and 2001, JLEC contributed to the CCR US$ 350,071, US$ 291,036 and US$ 266,972, respectively.

      Benefits provided under this plan include pension and retiree health insurance. As of December 31, 2003, the benefit obligation totalled US$ 14,584,092 (MAD 127,992,907/8.7762). The fair value of assets contributed to the CCR was US$ 4,705,965 (MAD 41,300,493/8.7762) as of December 31, 2003. The net
unfunded benefit obligation as of December 31, 2003 reflected in the accompanying balance sheet was US$ 9,878,126 (MAD 86,692,413/8.7762).

      The following assumptions were used to perform the actuarial valuations:

                                      2003     2002      2001
                                     ------    -----     -----
Discount rate                        6.00%     7.58%     7.58%
Rate of compensation increase        6.50%     6.50%     6.50%

19.2 MOROCCAN RETIREMENT FUND FOR PROFESSIONALS (CAISSE INTERPROFESSIONNELLE MAROCAINE DE RETRAITES OR CIMR)

      Employees of JLEC not covered by CCR participate in a fund to which the employer contributes an amount equal to 12 percent of the employee's gross pay. This fund is carried in the employee's name, and the pension benefits an employee will receive depend only on the amount contributed to this account and the returns earned on investments of those contributions. In 2003, JLEC's contribution to that fund amounted to USD 145,677 (USD 109,147 in 2002, and USD 105,912 in 2001)

20. DERIVATIVE INSTRUMENT LIABILITY / OTHER COMPREHENSIVE INCOME

      JLEC adopted SFAS N(degree). 133 on January 1, 2001. This standard requires JLEC to recognize at fair value on the balance sheet, as assets or liabilities, all contracts that meet the definition of a derivative instrument. Details of all JLEC derivative instruments (interest rate swaps) are provided in the following table as of December 31, 2003, and all such swaps qualify with 100% effectiveness as cash flow hedge for JLEC's variable interest rate loans. Therefore, in accordance with SFAS N(degree). 133, the changes in fair value of these interest rate swaps are reflected directly in Stockholders' Equity under "Other Comprehensive Income or (Loss)". JLEC determines fair value based upon market price estimations provided by the swap providers.

2003

                                  FIXED RATE   CURRENT   CURRENT    SETTLEMENT                 FORECAST OF  VALUATION
   CREDIT       SWAP               PAID BY   LIBOR PAID  NOTIONAL       AND      TERMINATION     REMAINING       IN
  FACILITY    PROVIDERS CURRENCY    JLEC       TO JLEC    AMOUNT   AMORTIZATION      DATE        PAYMENTS       EURO
----------   ---------- --------   -------- ---------- ----------- ------------  -----------   ------------    -----
World Bank   BNP        Euro        6.4115%   2.16888%  41,119,939  Quarterly     2/15/2013      8,400,358   4,942,789
             ABN        Euro        6.4175%   2.16888%  41,119,939  Quarterly     2/15/2013      8,412,238   4,940,969
             CSFB       Euro        6.4060%   2.16888%  41,119,939  Quarterly     2/15/2013      8,389,468   4,733,058
                                                       -----------                              ----------  ----------
                                                       123,359,818                              25,202,063  14,616,816
                                                       -----------                              ----------  ----------

ERG          BNP        Euro        6.4700%   2.16888%   7,681,980  Quarterly     2/15/2013      1,590,984     942,887
             ABN        Euro        6.4750%   2.16888%   7,681,980  Quarterly     2/15/2013      1,592,834     942,179
             CSFB       Euro        6.4680%   2.16888%   7,681,980  Quarterly     2/15/2013      1,590,245     950,471
                                                       -----------                              ----------  ----------
                                                        23,045,940                               4,774,063   2,835,537
                                                       -----------                              ----------  ----------

                                                                                             Total in Euro  17,452,353
                                                                                                            ----------
                                                                                              B/S FX rate   X  1.26342
                                                                                              Total in USD  22,049,599
                                                                                                            ==========

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS DATED DECEMBER 31, 2003

2002

                                  FIXED RATE   CURRENT     CURRENT   SETTLEMENT                FORECAST OF   VALUATION
   CREDIT       SWAP               PAID BY    LIBOR PAID   NOTIONAL     AND       TERMINATION    REMAINING       IN
  FACILITY   PROVIDERS  CURRENCY    JLEC      TO JLEC      AMOUNT   AMORTIZATION     DATE        PAYMENTS       EURO
  --------   ---------  --------    ----      -------      ------   ------------     ----        --------       ----

World Bank    BNP       Euro        6.4115%   3.13725%   45,565,338  Quarterly    2/15/2013      7,947,927   5,729,083
              ABN       Euro        6.4175%   3.13725%   45,565,338  Quarterly    2/15/2013      7,962,491   5,739,581
              CSFB      Euro        6.4060%   3.13725%   45,565,338  Quarterly    2/15/2013      7,934,576   5,719,459
                                                        -----------                             ----------  ----------
                                                        136,696,014                             23,844,995  17,188,122
                                                        -----------                             ----------  ----------
ERG           BNP       Euro        6.4700%   3.13725%    8,512,464  Quarterly    2/15/2013      1,511,371   1,089,437
              ABN       Euro        6.4750%   3.13725%    8,512,464  Quarterly    2/15/2013      1,513,638   1,091,072
              CSFB      Euro        6.4680%   3.13725%    8,512,464  Quarterly    2/15/2013      1,510,464   1,088,783
                                                        -----------                            ----------- -----------
                                                         25,537,392                              4,535,473   3,269,292
                                                        -----------                            ----------- -----------
                                                                                             Total in Euro  20,457,415
                                                                                                            ----------
                                                                                             B/S FX rate X     1.04658
                                                                                              Total in USD  21,410,369
                                                                                                            ==========

2001

                                 FIXED RATE   CURRENT     CURRENT   SETTLEMENT                 FORECAST OF   VALUATION
   CREDIT      SWAP               PAID BY   LIBOR PAID   NOTIONAL       AND      TERMINATION    REMAINING       IN
  FACILITY  PROVIDERS  CURRENCY    JLEC      TO JLEC     AMOUNT    AMORTIZATION     DATE        PAYMENTS       EURO
  --------  ---------  --------    ----      -------     ------    ------------     ----        --------       ----
World Bank    BNP       Euro      6.4300%   3.34000%    48,899,387  Quarterly     12/17/2012      8,614,748   3,369,696
              ABN       Euro      6.4300%   3.34000%    48,899,387  Quarterly     12/17/2012      8,614,748   3,369,696
              CSFB      Euro      6.4230%   3.34000%    48,899,387  Quarterly     12/17/2012      8,595,232   3,362,062
                                                       -----------                               ----------  ----------
                                                       146,698,162                               25,824,728  10,101,454
                                                       -----------                               ----------  ----------
ERG           BNP       Euro      6.3600%   3.34000%     9,654,551  Quarterly     12/17/2012      1,662,339     650,231
              ABN       Euro      6.3600%   3.34000%     9,654,551  Quarterly     12/17/2012      1,662,339     650,231
              CSFB      Euro      6.3510%   3.34000%     9,654,551  Quarterly     12/17/2012      1,657,385     648,293
                                                       -----------                               ----------  ----------
                                                        28,963,653                                4,982,063   1,948,755
                                                       -----------                               ----------  ----------
                                                                                              Total in Euro  12,050,209
                                                                                                             ----------
                                                                                             B/S FX rate X      0.88504
                                                                                               Total is USD  10,664,877

21.  CASH FLOWS FOR 2003

      Reconciliation of net income to net cash from operating activities under the Direct Method is as follows :

                                                                               2003           2002           2001
                                                                                US$            US$            US$
                                                                                ---            ---            ---
Net Income..............................................................     119,850,319    132,287,908    161,385,686
Adjustment to reconcile Net Income to cash provided from operating activities :
         Depreciation and amortization..................................       4,028,115      2,752,641        731,003
         Deferred taxes.................................................     (13,005,297)     6,908,298      6,097,093
         Lease Revenue..................................................    (186,427,881)  (183,541,585)  (195,223,932)
         Finance tariff cash revenue....................................     246,405,730    263,559,812    262,829,803
         Changes in operating assets and liabilities:
         Inventories....................................................       2,066,641     (8,855,387)    (9,242,424)
         Accounts receivable............................................      (9,311,086)    10,340,353    (22,975,149)
         Prepayments....................................................       2,292,604     (5,954,169)       979,429
         Accounts payable...............................................      22,353,640     (9,266,000)   (20,701,000)
         Unfunded pension obligation....................................       4,185,183      5,692,943             --
         Other liabilities..............................................      (2,445,519)      (608,934)     3,093,490
         Effect of exchange rate changes................................       1,824,028      4,235,487     (2,003,877)
                                                                          --------------  -------------    -----------
Net cash provided by operating activities...............................     191,816,478    217,551,367    184,970,122

22. UNCERTAINTIES AS OF DECEMBER 31, 2003

      22.1 JLEC's corporate tax return, payroll tax and VAT returns for the years 2000 to 2003 are open to audit by the Moroccan Tax Authorities. JLEC is periodically involved in other legal, tax and other proceedings regarding matters arising in the ordinary course of business. JLEC believes that the outcome of these matters will not materially affect its results of operations or liquidity.

      22.2 Discussions are currently underway between JLEC and ONE, which may result in amendments of the Power Purchase Agreement (PPA) and the Transfer of Possession Agreement (TPA). As currently drafted, such amendments would eliminate ONE's right of termination for convenience (which right ONE could otherwise exercise starting on September 13, 2012) and reduce ONE's right of termination due to adverse economic

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS DATED DECEMBER 31, 2003

circumstances (which right ONE might otherwise be entitled to exercise after all of the principal amount of JLEC's indebtedness to the project lenders has been repaid); and thereby, the proposed amendments would increase the likelihood that the PPA and TPA continue in effect until their scheduled expiration on September 13, 2027. In exchange, it is proposed that the PPA's gross capacity charges be reduced by means of a new rebate (to be paid by JLEC to ONE on a quarterly basis, and calculated starting from September 13, 2003) and future tariff reductions (starting from September 13, 2014). These possible PPA and TPA amendments are still under negotiation, and such negotiations may or may not converge on agreements acceptable to both JLEC and ONE. Furthermore, any potential PPA and TPA amendments agreed between JLEC and ONE would still be subject to change by and the approval of ONE's Board of Directors, JLEC's shareholders and JLEC's lenders before coming into effect. This process of negotiation, review and approval will require several months at least, and may possibly never result in any amendments. This uncertainty exists as of the date of these financial statements.

23. NEW ACCOUNTING STANDARDS

      In June 2002, FASB issued SFAS No 146, "Accounting for Costs Associated with Exit or Disposal Activities.". This statement addresses the recognition, measurement and reporting of costs that are associated with exit and disposal activities and nullifies EITF 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to exit an Activity (Including Certain costs incurred in a Restructuring)". Under SFAS 146, the cost associated with an exit or disposal activity is recognized in the periods in which it is incurred rather than at the date the company committed to the exit plan. This statement became effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No 146 did not have a material impact on JLEC's results of operations or its financial position.

      In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." The Standard specifies that instruments within its scope embody obligations of the issuer and that, therefore, the issuer must classify them as liabilities. The Standard is effective for interim or fiscal periods ending after June 15, 2003. JLEC is currently assessing the new standard and has not yet determined the impact on its financial statements.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners and the Management Committee of Midland Cogeneration Venture Limited Partnership:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, partners' equity and cash flows present fairly, in all material respects, the financial position of the Midland Cogeneration Limited Partnership (a Michigan limited partnership) and its subsidiaries (MCV) at December 31, 2003 and 2002, and the results of their operations and their cash flows for the each of the two years ended December 31, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of MCV's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The financial statements of MCV for the year ended December 31, 2001, were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated January 18, 2002.

As explained in Note 2 to the financial statements, effective April 1, 2002, Midland Cogeneration Venture Limited Partnership changed its method of accounting for derivative and hedging activities in accordance with Derivative Implementation Group ("DIG") Issue C-16.

/s/ PricewaterhouseCoopers LLP
------------------------------
Detroit, Michigan
February 18, 2004

 THE FOLLOWING REPORT IS A COPY OF A PREVIOUSLY ISSUED REPORT BY ARTHUR ANDERSEN LLP (ANDERSEN). THIS REPORT HAS NOT BEEN REISSUED BY ANDERSEN, AND ANDERSEN DID
  NOT CONSENT TO THE INCLUSION OF THIS REPORT INTO THIS FORM 10-K. THE FOOTNOTE
                 SHOWN BELOW WAS NOT PART OF ANDERSEN'S REPORT.

                               ARTHUR ANDERSEN LLP

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Partners and the Management Committee of the Midland Cogeneration Venture Limited Partnership:

We have audited the accompanying consolidated balance sheets of the MIDLAND COGENERATION VENTURE LIMITED PARTNERSHIP (a Michigan limited partnership) and subsidiaries (MCV) as of December 31, 2001 and 2000*, and the related consolidated statements of operations, partners' equity and cash flows for each of the three years in the period ended December 31, 2001*. These financial statements are the responsibility of MCV's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Midland Cogeneration Venture Limited Partnership and subsidiaries as of December 31, 2001 and 2000*, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001*, in conformity with accounting principles generally accepted in the United States.

As explained in Note 2 to the financial statements, effective January 1, 2001, Midland Cogeneration Venture Limited Partnership changed its method of accounting related to derivatives and hedging activities.

ARTHUR ANDERSEN LLP

Detroit, Michigan January 18, 2002

*The MCV's consolidated balance sheets as of December 31, 2001 and 2000 and the consolidated statements of operations, partners' equity and cash flows for the years ended December 31, 1999 and 2000 are not included in this Annual Report on Form 10-K.

                MIDLAND COGENERATION VENTURE LIMITED PARTNERSHIP
                 CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31,

                                 (IN THOUSANDS)

                                                          2003              2002
                                                        -----------      -----------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                             $   173,651      $   160,425
  Accounts and notes receivable - related parties            43,805           48,448
  Accounts receivable                                        38,333           32,479
  Gas inventory                                              20,298           19,566
  Unamortized property taxes                                 17,672           18,355
  Derivative assets                                          86,825           73,819
  Broker margin accounts and prepaid expenses                 8,101            5,165
                                                        -----------      -----------
     Total current assets                                   388,685          358,257
                                                        -----------      -----------
PROPERTY, PLANT AND EQUIPMENT
  Property, plant and equipment                           2,463,931        2,449,148
  Pipeline                                                   21,432           21,432
                                                        -----------      -----------
     Total property, plant and equipment                  2,485,363        2,470,580
Accumulated depreciation                                   (991,556)        (920,614)
                                                        -----------      -----------
     Net property, plant and equipment                    1,493,807        1,549,966
                                                        -----------      -----------
OTHER ASSETS:
  Restricted investment securities held-to-maturity         139,755          138,701
  Derivative assets non-current                              18,100           31,037
  Deferred financing costs, net of accumulated
     amortization of $17,285 and $15,930,
     respectively                                             7,680            9,035
  Prepaid gas costs, materials and supplies                  21,623           11,077
                                                        -----------      -----------
     Total other assets                                     187,158          189,850
                                                        -----------      -----------
TOTAL ASSETS                                            $ 2,069,650      $ 2,098,073
                                                        ===========      ===========
LIABILITIES AND PARTNERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable and accrued liabilities              $    57,368      $    58,080
  Gas supplier funds on deposit                               4,517               --
  Interest payable                                           53,009           56,386
  Current portion of long-term debt                         134,576           93,928
                                                        -----------      -----------
     Total current liabilities                              249,470          208,394
                                                        -----------      -----------
NON-CURRENT LIABILITIES:
  Long-term debt                                          1,018,645        1,153,221
  Other                                                       2,459            2,148
                                                        -----------      -----------
     Total non-current liabilities                        1,021,104        1,155,369
                                                        -----------      -----------
COMMITMENTS AND CONTINGENCIES
TOTAL LIABILITIES                                         1,270,574        1,363,763
                                                        -----------      -----------
PARTNERS' EQUITY                                            799,076          734,310
                                                        -----------      -----------
TOTAL LIABILITIES AND PARTNERS' EQUITY                  $ 2,069,650      $ 2,098,073
                                                        ===========      ===========

The accompanying notes are an integral part of these statements.

                MIDLAND COGENERATION VENTURE LIMITED PARTNERSHIP
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                        FOR THE YEARS ENDED DECEMBER 31,
                                 (IN THOUSANDS)

                                                                   2003          2002            2001
                                                               ------------  ------------    ------------
OPERATING REVENUES:
  Capacity                                                     $    404,681  $    404,713    $    409,633
  Electric                                                          162,093       177,569         184,707
  Steam                                                              17,638        14,537          16,473
                                                               ------------  ------------    ------------
     Total operating revenues                                       584,412       596,819         610,813
                                                               ------------  ------------    ------------
OPERATING EXPENSES:
  Fuel costs                                                        254,988       255,142         288,167
  Depreciation                                                       89,437        88,963          92,176
  Operations                                                         16,943        16,642          16,082
  Maintenance                                                        15,107        12,666          13,739
  Property and single business taxes                                 30,040        27,087          26,410
  Administrative, selling and general                                 9,959         8,195          16,404
                                                               ------------  ------------    ------------
     Total operating expenses                                       416,474       408,695         452,978
                                                               ------------  ------------    ------------
OPERATING INCOME                                                    167,938       188,124         157,835
                                                               ------------  ------------    ------------
OTHER INCOME (EXPENSE):
  Interest and other income                                           5,100         5,555          16,725
  Interest expense                                                 (113,247)     (119,783)       (126,296)
                                                               ------------  ------------    ------------
     Total other income (expense), net                             (108,147)     (114,228)       (109,571)
                                                               ------------  ------------    ------------
NET INCOME BEFORE CUMULATIVE EFFECT OF
  ACCOUNTING CHANGE                                                  59,791        73,896          48,264
Cumulative effect of change in method of accounting for
  derivative option contracts (to April 1, 2002) (Note 2)                --        58,131              --
                                                               ------------  ------------    ------------
NET INCOME                                                     $     59,791  $    132,027    $     48,264
                                                               ============  ============    ============

   The accompanying notes are an integral part of these statements.

                MIDLAND COGENERATION VENTURE LIMITED PARTNERSHIP
                   CONSOLIDATED STATEMENTS OF PARTNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,
                                 (IN THOUSANDS)

                                                                            GENERAL        LIMITED
                                                                           PARTNERS        PARTNERS         TOTAL
                                                                          -----------    -----------     -----------
BALANCE, DECEMBER 31, 2000                                                $   448,100    $    79,638     $   527,738
Comprehensive Income
  Net Income                                                                   42,020          6,244          48,264
  Other Comprehensive Income
     Cumulative effect of accounting change                                    13,688          2,034          15,722
     Unrealized loss on hedging activities                                    (42,444)        (6,307)        (48,751)
     Reclassification adjustments recognized in net income above                7,608          1,131           8,739
                                                                          -----------    -----------     -----------
       Total other comprehensive income                                       (21,148)        (3,142)        (24,290)
                                                                          -----------    -----------     -----------
     Total Comprehensive Income                                                20,872          3,102          23,974
                                                                          -----------    -----------     -----------
BALANCE, DECEMBER 31, 2001                                                $   468,972    $    82,740     $   551,712
Comprehensive Income
  Net Income                                                                  114,947         17,080         132,027
  Other Comprehensive Income
     Unrealized gain on hedging activities since beginning of period           33,311          4,950          38,261
     Reclassification adjustments recognized in net income above               10,717          1,593          12,310
                                                                          -----------    -----------     -----------
       Total other comprehensive income                                        44,028          6,543          50,571
                                                                          -----------    -----------     -----------
     Total Comprehensive Income                                               158,975         23,623         182,598
                                                                          -----------    -----------     -----------
BALANCE, DECEMBER 31, 2002                                                $   627,947    $   106,363     $   734,310
Comprehensive Income
  Net Income                                                                   52,056          7,735          59,791
  Other Comprehensive Income
     Unrealized gain on hedging activities since beginning of period           34,484          5,125          39,609
     Reclassification adjustments recognized in net income above              (30,153)        (4,481)        (34,634)
                                                                          -----------    -----------     -----------
        Total other comprehensive income                                        4,331            644           4,975
                                                                          -----------    -----------     -----------
     Total Comprehensive Income                                                56,387          8,379          64,766
                                                                          -----------    -----------     -----------
BALANCE, DECEMBER 31, 2003                                                $   684,334    $   114,742     $   799,076
                                                                          ===========    ===========     ===========

   The accompanying notes are an integral part of these statements.

                MIDLAND COGENERATION VENTURE LIMITED PARTNERSHIP
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                        FOR THE YEARS ENDED DECEMBER 31,
                                 (IN THOUSANDS)

                                                                                     2003           2002            2001
                                                                                ------------    ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                                    $     59,791    $    132,027    $     48,264
  Adjustments to reconcile net income to net cash provided by operating activities
  Depreciation and amortization                                                       90,792          90,430          93,835
  Cumulative effect of change in accounting principle                                     --         (58,131)             --
  (Increase) decrease in accounts receivable                                          (1,211)         48,343          55,127
  (Increase) decrease in gas inventory                                                  (732)            133          (5,225)
  (Increase) decrease in unamortized property taxes                                      683          (1,730)           (415)
  (Increase) decrease in broker margin accounts and prepaid expenses                  (4,778)         31,049         (26,587)
  (Increase) decrease in derivative assets                                             4,906         (20,444)             --
  (Increase) decrease in prepaid gas costs, materials and supplies                    (8,704)          1,376           8,414
  Increase (decrease) in accounts payable and accrued liabilities                       (712)          8,774         (43,704)
  Increase in gas supplier funds on deposit                                            4,517              --              --
  Decrease in interest payable                                                        (3,377)         (3,948)         (7,082)
  Increase (decrease) in other non-current liabilities                                   311             (24)            245
                                                                                ------------    ------------    ------------
     Net cash provided by operating activities                                       141,486         227,855         122,872
                                                                                ------------    ------------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Plant modifications and purchases of plant equipment                               (33,278)        (29,529)        (30,530)
  Maturity of restricted investment securities held-to-maturity                      601,225         377,192         538,327
  Purchase of restricted investment securities held-to-maturity                     (602,279)       (374,426)       (539,918)
                                                                                ------------    ------------    ------------
     Net cash used in investing activities                                           (34,332)        (26,763)        (32,121)
                                                                                ------------    ------------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayment of financing obligation                                                  (93,928)       (182,084)       (155,632)
                                                                                ------------    ------------    ------------
     Net cash used in financing activities                                           (93,928)       (182,084)       (155,632)
                                                                                ------------    ------------    ------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                  13,226          19,008         (64,881)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                     160,425         141,417         206,298
                                                                                ------------    ------------    ------------
CASH AND EQUIVALENTS AT END OF PERIOD                                           $    173,651    $    160,425    $    141,417
                                                                                ============    ============    ============

   The accompanying notes are an integral part of these statements.

                MIDLAND COGENERATION VENTURE LIMITED PARTNERSHIP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) THE PARTNERSHIP AND ASSOCIATED RISKS

      MCV was organized to construct, own and operate a combined-cycle, gas-fired cogeneration facility (the "FACILITY") located in Midland, Michigan. MCV was formed on January 27, 1987, and the Facility began commercial operation in 1990.

      In 1992, MCV acquired the outstanding common stock of PVCO Corp., a previously inactive company. MCV and PVCO Corp. entered into a partnership agreement to form MCV Gas Acquisition General Partnership ("MCV GAGP") for the purpose of buying and selling natural gas on the spot market and other transactions involving natural gas activities. Currently, MCV GAGP is not actively engaged in any business activity.

      The Facility has a net electrical generating capacity of approximately 1500 MW and approximately 1.5 million pounds of process steam capacity per hour. MCV has entered into three principal energy sales agreements. MCV has contracted to (i) supply up to 1240 MW of electric capacity ("CONTRACT CAPACITY") to Consumers Energy Company ("CONSUMERS") under the Power Purchase Agreement ("PPA"), for resale to its customers through 2025, (ii) supply electricity and steam to The Dow Chemical Company ("DOW") under the Steam and Electric Power Agreement ("SEPA") through 2015 and (iii) supply steam to Dow Corning Corporation ("DCC") under the Steam Purchase Agreement ("SPA") through 2011. From time to time, MCV enters into other sales agreements for the sale of excess capacity and/or energy available above MCV's internal use and obligations under the PPA, SEPA and SPA. Results of operations are primarily dependent on successfully operating the Facility at or near contractual capacity levels and on Consumers' ability to perform its obligations under the PPA. Sales pursuant to the PPA have historically accounted for over 90% of MCV's revenues.

      The PPA permits Consumers, under certain conditions, to reduce the capacity and energy charges payable to MCV and/or to receive refunds of capacity and energy charges paid to MCV if the Michigan Public Service Commission ("MPSC") does not permit Consumers to recover from its customers the capacity and energy charges specified in the PPA (the "REGULATORY-OUT" PROVISION). Until September 15, 2007, however, the capacity charge may not be reduced below an average capacity rate of 3.77 cents per kilowatt-hour for the available Contract Capacity notwithstanding the "regulatory-out" provision. Consumers and MCV are required to support and defend the terms of the PPA.

      The Facility is a qualifying cogeneration facility ("QF") originally certified by the Federal Energy Regulatory Commission ("FERC") under the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"). In order to maintain QF status, certain operating and efficiency standards must be maintained on a calendar-year basis and certain ownership limitations must be met. In the case of a topping-cycle generating plant such as the Facility, the applicable operating standard requires that the portion of total energy output that is put to some useful purpose other than facilitating the production of power (the "THERMAL PERCENTAGE") be at least 5%. In addition, the Facility must achieve a PURPA efficiency standard (the sum of the useful power output plus one-half of the useful thermal energy output, divided by the energy input (the "EFFICIENCY PERCENTAGE")) of at least 45%. If the Facility maintains a Thermal Percentage of 15% or higher, the required Efficiency Percentage is reduced to 42.5%. Since 1990, the Facility has achieved the applicable Thermal and Efficiency Percentages. For the twelve months ended December 31, 2003, the Facility achieved a Thermal Percentage of 21.0% and an Efficiency Percentage of 47.4%. The loss of QF status could, among other things, cause the Facility to lose its rights under PURPA to sell power to Consumers at Consumers' "avoided cost" and subject the Facility to additional federal and state regulatory requirements. MCV believes that the Facility will meet the required Thermal Percentage and the corresponding Efficiency Percentage in 2003 and beyond, as well as the PURPA ownership limitations.

      The Facility is wholly dependent upon natural gas for its fuel supply and a substantial portion of the Facility's operating expenses consist of the costs of natural gas. MCV recognizes that its existing gas contracts are not sufficient to satisfy the anticipated gas needs over the term of the PPA and, as such, no assurance can be given as to the availability or price of natural gas after the expiration of the existing gas contracts. In addition, to the extent that the costs associated with production of electricity rise faster than the energy charge payments, MCV's financial performance will be negatively affected. The extent of such impact will depend upon the amount of the average energy charge payable under the PPA, which is based upon costs incurred at Consumers' coal-fired plants and upon the amount of energy scheduled by Consumers for delivery under the PPA. However, given the unpredictability of these factors, the overall economic impact upon MCV of changes in energy charges payable under the PPA and in future fuel costs under new or existing contracts cannot accurately be predicted.

      At both the state and federal level, efforts continue to restructure the electric industry. A significant issue to MCV is the potential for future regulatory denial of recovery by Consumers from its customers of above market PPA costs Consumers pays MCV. At the state level, the MPSC entered a series of orders from June 1997 through February 1998 (collectively the "RESTRUCTURING ORDERS"), mandating that utilities "wheel" third-party power to the utilities' customers, thus permitting customers to choose their power provider. MCV, as well as others, filed an appeal in the Michigan Court of Appeals to protect against denial of recovery by Consumers of PPA charges. The Michigan Court of Appeals found that the Restructuring Orders do not unequivocally disallow such recovery by Consumers and, therefore, MCV's issues were not ripe for appellate review and no actual controversy regarding recovery of costs could occur until 2008, at the earliest. In June 2000, the State of Michigan enacted legislation which, among other things, states that the Restructuring Orders (being voluntarily implemented by Consumers) are in compliance with the legislation and enforceable by the MPSC. The legislation provides that the rights of parties to existing contracts between utilities (like Consumers) and QFs (like MCV), including the rights to have the PPA charges recovered from customers of the utilities, are not abrogated or diminished, and permits utilities to securitize certain stranded costs, including PPA charges.

      In 1999, the U.S. District Court granted summary judgment to MCV declaring that the Restructuring Orders are preempted by federal law to the extent they prohibit Consumers from recovering from its customers any charge for avoided costs (or "STRANDED COSTS") to be paid to MCV under PURPA pursuant to the PPA. In 2001, the United States Court of Appeals ("APPELLATE COURT") vacated the U.S. District Court's 1999 summary judgment and ordered the case dismissed based upon a finding that no actual case or controversy existed for adjudication between the parties. The Appellate Court determined that the parties' dispute is hypothetical at this time and the QFs' (including MCV) claims are premised on speculation about how an order might be interpreted by the MPSC, in the future.

      MCV continues to monitor and participate in these industry restructuring matters as appropriate, and to evaluate potential impacts on both cash flows and recoverability of the carrying value of property, plant and equipment. MCV management cannot, at this time, predict the impact or outcome of these matters.

(2) SIGNIFICANT ACCOUNTING POLICIES

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Following is a discussion of MCV's significant accounting policies.

PRINCIPLES OF CONSOLIDATION

      The consolidated financial statements include the accounts of MCV and its wholly owned subsidiaries. All material transactions and balances among entities, which comprise MCV, have been eliminated in the consolidated financial statements.

REVENUE RECOGNITION

      MCV recognizes revenue for the sale of variable energy and fixed energy when delivered. Capacity and other installment revenues are recognized based on plant availability or other contractual arrangements.

FUEL COSTS

      MCV's fuel costs are those costs associated with securing natural gas, transportation and storage services necessary to generate electricity and steam from the Facility. These costs are recognized in the income statement based upon actual volumes burned to produce the delivered energy. In addition, MCV engages in certain cost mitigation activities to offset the fixed charges MCV incurs for these activities. The gains or losses resulting from these activities have resulted in net gains of approximately $7.7 million, $3.9 million and $5.5 million for the years ended 2003, 2002 and 2001, respectively. These net gains are reflected as a component of fuel costs.

      In July 2000, in response to rapidly escalating natural gas prices and since Consumers electric rates were frozen, MCV entered into transactions with Consumers whereby Consumers agreed to reduce MCV's dispatch level and MCV agreed to share with Consumers the savings realized by not having to generate electricity ("DISPATCH MITIGATION"). For the years ended 2003, 2002 and 2001, MCV estimates that Dispatch Mitigation resulted in net savings of approximately $13.0 million, $2.5 million and $7.6 million, respectively, a portion of which will be realized in reduced maintenance expenditures in future years.

      Subsequently, on January 1, 2004, Dispatch Mitigation ceased and Consumers began dispatching MCV pursuant to the 915 MW Settlement and the 325 MW Settlement "availability caps" provision (i.e., minimum dispatch of 1100 MW on- and off-peak ("FORCED DISPATCH")). On February 12, 2004, MCV and Consumers entered into a Resource Conservation Agreement ("RCA") which, among other things, provides that Consumers will economically dispatch MCV, if certain conditions are met. Such dispatch is expected to reduce electric production from what would have occurred under the Forced Dispatch, as well as decrease gas consumption by MCV. The RCA provides that Consumers has a right of first refusal to purchase, at market prices, the gas conserved under the RCA. The RCA further provides for the parties to enter into another agreement implementing the terms of the RCA including the sharing of savings realized by not having to generate electricity. The RCA is subject to MPSC approval and MCV and Consumers must accept the terms of the MPSC order as a condition precedent to the RCA becoming effective. The MPSC has not yet acted upon Consumers' application for approval of the RCA. MCV cannot predict the outcome of the MPSC proceedings necessary to effectuate the RCA.

INVENTORY

      MCV's inventory of natural gas is stated at the lower of cost or market, and valued using the last-in, first-out ("LIFO") method. Inventory includes the costs of purchased gas, variable transportation and storage. The amount of reserve to reduce inventories from first-in, first-out ("FIFO") basis to the LIFO basis at December 31, 2003 and 2002, was $8.4 million and $7.4 million, respectively. Inventory cost, determined on a FIFO basis, approximates current replacement cost.

MATERIALS AND SUPPLIES

      Materials and supplies are stated at the lower of cost or market using the weighted average cost method. The majority of MCV's materials and supplies are considered replacement parts for MCV's Facility.

DEPRECIATION

      Original plant, equipment and pipeline were valued at cost for the constructed assets and at the asset transfer price for purchased and contributed assets, and are depreciated using the straight-line method over an estimated useful life of 35 years, which is the term of the PPA, except for the hot gas path components of the GTGs which are primarily being depreciated over a 25-year life. Plant construction and additions, since commercial operations in 1990, are depreciated using the straight-line method over the remaining life of the plant which currently is 22 years. Major renewals and replacements, which extend the useful life of plant and equipment are capitalized, while maintenance and repairs are expensed when incurred. Major equipment overhauls are capitalized and amortized to the next equipment overhaul. Personal property is depreciated using the straight-line method over an estimated useful life of 5 to 15 years. The cost of assets and related accumulated depreciation are removed from the accounts when sold or retired, and any resulting gain or loss reflected in operating income.

FEDERAL INCOME TAX

      MCV is not subject to Federal or State income taxes. Partnership earnings are taxed directly to each individual partner.

STATEMENT OF CASH FLOWS

      All liquid investments purchased with a maturity of three months or less at time of purchase are considered to be current cash equivalents.

FAIR VALUE OF FINANCIAL INSTRUMENTS

      The carrying amounts of cash and cash equivalents and short-term investments approximate fair value because of the short maturity of these instruments. MCV's short-term investments, which are made up of investment securities held-to-maturity, as of December 31, 2003 and December 31, 2002 have original maturity dates of approximately one year or less. The unique nature of the negotiated financing obligation discussed in Note 6 makes it unnecessary to estimate the fair value of the Owner Participants' underlying debt and equity instruments supporting such financing obligation, since SFAS No. 107 "Disclosures about Fair Value of Financial Instruments" does not require fair value accounting for the lease obligation.

ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

      Effective January 1, 2001, MCV adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which was issued in June 1998 and then amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS No. 133," SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities - An amendment of FASB Statement No. 133" and SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activity (collectively referred to as "SFAS NO. 133"). SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in a derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges in some cases allows a derivative's gains and losses to offset related results on the hedged item in the income statement or permits recognition of the hedge results in other comprehensive income, and requires that a company formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

ELECTRIC SALES AGREEMENTS

      MCV believes that its electric sales agreements currently do not qualify as derivatives under SFAS No. 133, due to the lack of an active energy market (as defined by SFAS No. 133) in the State of Michigan and the transportation cost to deliver the power under the contracts to the closest active energy market at the Cinergy hub in Ohio and as such does not record the fair value of these contracts on its balance sheet. If an active energy market emerges, MCV intends to apply the normal purchase, normal sales exception under SFAS No. 133 to its electric sales agreements, to the extent such exception is applicable.

FORWARD FOREIGN EXCHANGE CONTRACTS

      An amended service agreement was entered into between MCV and Alstom Power Company ("ALSTOM") (the "AMENDED SERVICE AGREEMENT"), under which Alstom will provide hot gas path parts for MCV's twelve gas turbines. The payments due to Alstom under the Amended Service Agreement are adjusted annually based on the U.S. dollar to Swiss franc currency exchange rate.

      To manage this currency exchange rate risk and hedge against adverse currency fluctuations impacting the payments under the Amended Service Agreement, MCV maintained a foreign currency hedging program whereby MCV periodically entered into forward purchase contracts for Swiss francs. Under SFAS No. 133, the forward foreign currency exchange contracts qualified as fair value hedges, since they hedged the identifiable foreign currency commitment of the Amended Service Agreement. As of December 31, 2003, MCV did not have any such transactions outstanding and does not anticipate any future transactions since the Alstom Agreement is expected to be terminated in the near future. As of December 31, 2002, MCV had a forward purchase contract involving Swiss francs in the notional amount of $5.0 million. This hedge was considered highly effective, therefore, there was no material gain or loss recognized in earnings during the twelve months ended December 31, 2002.

NATURAL GAS SUPPLY CONTRACTS

      MCV management believes that its long-term natural gas contracts which do not contain volume optionality qualify under SFAS No. 133 for the normal purchases and normal sales exception. Therefore, these contracts are currently not recognized at fair value on the balance sheet.

      The FASB issued DIG Issue C-16, which became effective April 1, 2002, regarding natural gas commodity contracts that combine an option component and a forward component. This guidance requires either that the entire contract be accounted for as a derivative or the components of the contract be separated into two discrete contracts. Under the first alternative, the entire contract considered together would not qualify for the normal purchases and sales exception under the revised guidance. Under the second alternative, the newly established forward contract could qualify for the normal purchases and sales exception, while the option contract would be treated as a derivative under SFAS No. 133 with changes in fair value recorded through earnings. At April 1, 2002, MCV had nine long-term gas contracts that contained both an option and forward component. As such, they were no longer accounted for under the normal purchases and sales exception and MCV began mark-to-market accounting of these nine contracts through earnings. Based on the natural gas prices, at the beginning of April 2002, MCV recorded a $58.1 million gain for the cumulative effect of this accounting change. During the fourth quarter of 2002, MCV removed the option component from three of the nine long-term gas contracts, which should reduce some of the earnings volatility. Since April 2002, MCV has recorded an additional mark-to-market gain of $16.9 million for these gas contracts for a cumulative mark-to-market gain through December 31, 2003 of $75.0 million, which will reverse over the remaining life of these gas contracts, ranging from 2004 to 2007.

      For the twelve months ended December 31, 2003, MCV recorded in "Fuel costs" a $5.0 million net mark-to-market loss in earnings associated with these contracts. In addition, as of December 31, 2003 and December 31, 2002, MCV recorded "Derivative assets" in Current Assets in the amount of $56.9 million and $48.9 million, respectively, and for the same periods recorded "Derivative assets" in Other Assets in the amount of $18.1 million and $31.0 million, respectively, representing the mark-to-market gain on these long-term natural gas contracts.

NATURAL GAS SUPPLY FUTURES AND OPTIONS

      To manage market risks associated with the volatility of natural gas prices, MCV maintains a gas hedging program. MCV enters into natural gas futures and option contracts in order to hedge against unfavorable changes in the market price of natural gas in future months when gas is expected to be needed. These financial instruments are being utilized principally to secure anticipated natural gas requirements necessary for projected electric and steam sales, and to lock in sales prices of natural gas previously obtained in order to optimize MCV's existing gas supply, storage and transportation arrangements.

      These financial instruments are derivatives under SFAS No. 133 and the contracts that are utilized to secure the anticipated natural gas requirements necessary for projected electric and steam sales qualify as cash flow hedges under SFAS No. 133, since they hedge the price risk associated with the cost of natural gas. MCV also engages in cost mitigation activities to offset the fixed charges MCV incurs in operating the Facility. These cost mitigation activities include the use of futures and options contracts to purchase and/or sell natural gas to maximize the use of the transportation and storage contracts when it is determined that they will not be needed for Facility operation. Although these cost mitigation activities do serve to offset the fixed monthly charges, these cost mitigation activities are not considered a normal course of business for MCV and do not qualify as hedges under SFAS No. 133. Therefore, the resulting mark-to-market gains and losses from cost mitigation activities are flowed through MCV's earnings.

      Cash is deposited with the broker in a margin account at the time futures or options contracts are initiated. The change in market value of these contracts requires adjustment of the margin account balances. The margin account balance as of December 31, 2003 and December 31, 2002 was recorded as a current asset in "Broker margin accounts and prepaid expenses," in the amount of $4.1 million and $.8 million, respectively.

      For the twelve months ended December 31, 2003, MCV has recognized in other comprehensive income, an unrealized $5.0 million increase on the futures contracts, which are hedges of forecasted purchases for plant use of market priced gas. This resulted in a net $31.3 million gain in other comprehensive income as of December 31, 2003.

This balance represents natural gas futures and options with maturities ranging from January 2004 to December 2007, of which $21.8 million of this gain is expected to be reclassified into earnings within the next twelve months. MCV also has recorded, as of December 31, 2003, a $29.9 million current derivative asset in "Derivative assets," representing the mark-to-market gain on natural gas futures for anticipated projected electric and steam sales accounted for as hedges. In addition, for the twelve months ended December 31, 2003, MCV has recorded a net $35.0 million gain in earnings included in fuel costs from hedging activities related to MCV natural gas requirements for Facility operations and a net $1.0 million gain in earnings from cost mitigation activities.

      For the twelve months ended December 31, 2002, MCV recognized an unrealized $50.6 million increase in other comprehensive income on the futures contracts, which are hedges of forecasted purchases for plant use of market priced gas, resulting in a $26.3 million gain balance in other comprehensive income as of December 31, 2002. As of December 31, 2002, MCV had recorded a $24.9 million current derivative asset in "Derivative assets." For the twelve months ended December 31, 2002, MCV had recorded a net $12.2 million loss in earnings from hedging activities related to MCV natural gas requirements for Facility operations and a net $.4 million gain in earnings from cost mitigation activities.

INTEREST RATE SWAPS

      To manage the effects of interest rate volatility on interest income while maximizing return on permitted investments, MCV established an interest rate hedging program. The notional amounts of the hedges are tied directly to MCV's anticipated cash investments, without physically exchanging the underlying notional amounts. Cash is deposited with the broker in a margin account at the time the interest rate swap transactions are initiated. The change in market value of these contracts may require further adjustment of the margin account balance. The margin account balance at December 31, 2002, of approximately $25,000, which was recorded as a current asset in "Broker margin accounts and prepaid expenses," was returned to MCV during the month of January 2003 since MCV currently does not have any outstanding interest rate swap transactions.

      As of December 31, 2002, MCV had one interest rate swap, with a notional amount of $20.0 million with a period of performance that extended to December 1, 2002, which did not qualify as a hedge under SFAS No. 133. The gains and losses on this swap were recorded currently in earnings. For the twelve months ended December 31, 2002, MCV recorded an immaterial loss in earnings.

RECLASSIFICATION

      Certain prior period amounts have been reclassified to conform to the current year financial statement presentation.

NEW ACCOUNTING STANDARDS

      In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This SFAS amends SFAS No. 133 for decisions made (1) as part of the Derivative Implementations Group process that effectively required amendments to SFAS No. 133, (2) for other Financial Accounting Standards Board projects dealing with financial instruments and (3) for implementation issues raised in relation to the application of this definition of a derivative. The changes in this SFAS No. 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly, which will result in more consistent reporting of contracts as either derivatives or hybrid instruments. This standard is effective for contracts entered into or modified after June 30, 2003, with some exceptions. MCV has adopted this standard and does not expect the application to materially affect its financial position or results of operations.

(3) RESTRICTED INVESTMENT SECURITIES HELD-TO-MATURITY

      Non-current restricted investment securities held-to-maturity have carrying amounts that approximate fair value because of the short maturity of these instruments and consist of the following at December 31 (in thousands):

                                                             2003         2002
                                                         -----------   -----------
Funds restricted for rental payments pursuant to the
    Overall Lease Transaction                            $   137,296   $   136,554
Funds restricted for management non-qualified plans            2,459         2,147
                                                         -----------   -----------
Total                                                    $   139,755   $   138,701
                                                         ===========   ===========

(4) ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

      Accounts payable and accrued liabilities consist of the following at December 31 (in thousands):

                                        2003        2002
                                     ----------  ----------
Accounts payable
  Related parties                    $    7,386  $   12,224
  Trade creditors                        34,786      27,935
Property and single business taxes       12,548      14,842
Other                                     2,648       3,079
                                     ----------  ----------
Total                                $   57,368  $   58,080
                                     ==========  ==========

(5) GAS SUPPLIER FUNDS ON DEPOSIT

      Pursuant to individual gas contract terms with counterparties, deposit amounts may be required by one party to the other based upon the net amount of exposure. The net amount of exposure will vary with changes in market prices, credit provisions and various other factors. Collateral paid or received will be posted by one party to the other based upon the net amount of exposure. The net amount of exposure will vary with changes in market prices, credit provisions and various other factors. Collateral paid or received will be posted by one party to the other based on the net amount of the exposure. Interest is earned on funds on deposit. As of December 31, 2003 MCV was not supplying any credit support in the form of cash or letters of credit. As of December 31, 2003 MCV was holding $4.5 million of cash on deposit and letters of credit totaling $116.6 million from two gas suppliers as collateral support.

(6)  LONG-TERM DEBT

Long-term debt consists of the following at December 31 (in thousands):

                                                                         2003            2002
                                                                     -------------  -------------
Financing obligation, maturing through 2015, payable in semi-
   annual installments of principal and interest, collateralized
   by property, plant and equipment                                  $   1,153,221  $   1,247,149
Less current portion                                                      (134,576)       (93,928)
                                                                     -------------  -------------
Total long-term debt                                                 $   1,018,645  $   1,153,221
                                                                     =============  =============

FINANCING OBLIGATION

      In June 1990, MCV obtained permanent financing for the Facility by entering into sale and leaseback agreements ("OVERALL LEASE TRANSACTION") with a lessor group, related to substantially all of MCV's fixed assets. Proceeds of the financing were used to retire borrowings outstanding under existing loan commitments, make a capital distribution to the Partners and retire a portion of notes issued by MCV to MEC Development Corporation ("MDC") in connection with the transfer of certain assets by MDC to MCV. In accordance with SFAS No. 98, "Accounting For Leases," the sale and leaseback transaction has been accounted for as a financing arrangement.

      The financing obligation utilizes the effective interest rate method, which is based on the minimum lease payments required through the end of the basic lease term of 2015 and management's estimate of additional anticipated obligations after the end of the basic lease term. The effective interest rate during the remainder of the basic lease term is approximately 9.4%.

      Under the terms of the Overall Lease Transaction, MCV sold undivided interests in all of the fixed assets of the Facility for approximately $2.3 billion, to five separate owner trusts ("OWNER TRUSTS") established for the benefit of certain institutional investors ("OWNER PARTICIPANTS"). U.S. Bank National Association (formerly known as State Street Bank and Trust Company) serves as owner trustee ("OWNER TRUSTEE") under each of the Owner Trusts, and leases undivided interests in the Facility on behalf of the Owner Trusts to MCV for an initial term of 25 years. CMS

Midland Holdings Company ("CMS HOLDINGS"), currently a wholly owned subsidiary of Consumers, acquired a 35% indirect equity interest in the Facility through its purchase of an interest in one of the Owner Trusts.

      The Overall Lease Transaction requires MCV to achieve certain rent coverage ratios and other financial tests prior to a distribution to the Partners. Generally, these financial tests become more restrictive with the passage of time. Further, MCV is restricted to making permitted investments and incurring permitted indebtedness as specified in the Overall Lease Transaction. The Overall Lease Transaction also requires filing of certain periodic operating and financial reports, notification to the lessors of events constituting a material adverse change, significant litigation or governmental investigation, and change in status as a qualifying facility under FERC proceedings or court decisions, among others. Notification and approval is required for plant modification, new business activities, and other significant changes, as defined. In addition, MCV has agreed to indemnify various parties to the sale and leaseback transaction against any expenses or environmental claims asserted, or certain federal and state taxes imposed on the Facility, as defined in the Overall Lease Transaction.

      Under the terms of the Overall Lease Transaction and refinancing of the tax-exempt bonds, approximately $25.0 million of transaction costs were a liability of MCV and have been recorded as a deferred cost. Financing costs incurred with the issuance of debt are deferred and amortized using the interest method over the remaining portion of the 25-year lease term. Deferred financing costs of approximately $1.4 million, $1.5 million and $1.7 million were amortized in the years 2003, 2002 and 2001, respectively.

      Interest and fees incurred related to long-term debt arrangements during 2003, 2002 and 2001 were $111.9 million, $118.3 million and $124.6 million, respectively.

      Interest and fees paid during 2003, 2002 and 2001 were $115.4 million, $122.1 million and $131.7 million, respectively.

      Minimum payments due under these long-term debt arrangements over the next five years are (in thousands):

                   PRINCIPAL    INTEREST      TOTAL
                  -----------  ----------  -----------
2004              $   134,576  $  108,233  $   242,809
2005                   76,547      97,836      174,383
2006                   63,459      92,515      155,974
2007                   62,916      87,988      150,904
2008                   67,753      83,163      150,916
                  -----------  ----------  -----------
                  $   405,251  $  469,735  $   874,986
                  ===========  ==========  ===========

REVOLVING CREDIT AGREEMENT

      MCV has also entered into a working capital line ("WORKING CAPITAL FACILITY"), which expires August 29, 2004. Under the terms of the existing agreement, MCV can borrow up to the $50 million commitment, in the form of short-term borrowings or letters of credit collateralized by MCV's natural gas inventory and earned receivables. At any given time, borrowings and letters of credit are limited by the amount of the borrowing base, defined as 90% of earned receivables and 50% of natural gas inventory, capped at $15 million. During 2003, MCV did not utilize the Working Capital Facility. At December 31, 2003, MCV had no outstanding borrowings or letters of credit.

INTERCREDITOR AGREEMENT

      MCV has also entered into an Intercreditor Agreement with the Owner Trustee, Working Capital Lender, U.S. Bank National Association as Collateral Agent ("COLLATERAL AGENT") and the Senior and Subordinated Indenture Trustees. Under the terms of this agreement, MCV is required to deposit all revenues derived from the operation of the Facility with the Collateral Agent for purposes of paying operating expenses and rent. In addition, these funds are required to pay construction modification costs and to secure future rent payments. As of December 31, 2003, MCV has deposited $137.3 million into the reserve account. The reserve account is to be maintained at not less than $40 million nor more than $137 million (or debt portion of next succeeding basic rent payment, whichever is greater). Excess funds in the reserve account are periodically transferred to MCV. This agreement also contains provisions governing the distribution of revenues and rents due under the Overall Lease Transaction, and establishes the priority of payment among the Owner Trusts, creditors of the Owner Trusts, creditors of MCV and the Partnership.

(7) COMMITMENTS AND OTHER AGREEMENTS

      MCV has entered into numerous commitments and other agreements related to the Facility. Principal agreements are summarized as follows: Power Purchase Agreement

      MCV and Consumers have executed the PPA for the sale to Consumers of a minimum amount of electricity, subject to the capacity requirements of Dow and any other permissible electricity purchasers. Consumers has the right to terminate and/or withhold payment under the PPA if the Facility fails to achieve certain operating levels or if MCV fails to provide adequate fuel assurances. In the event of early termination of the PPA, MCV would have a maximum liability of approximately $270 million if the PPA were terminated in the 12th through 24th years. The term of this agreement is 35 years from the commercial operation date and year-to-year thereafter.

STEAM AND ELECTRIC POWER AGREEMENT

      MCV and Dow executed the SEPA for the sale to Dow of certain minimum amounts of steam and electricity for Dow's facilities.

      If the SEPA is terminated, and Consumers does not fulfill MCV's commitments as provided in the Backup Steam and Electric Power Agreement, MCV will be required to pay Dow a termination fee, calculated at that time, ranging from a minimum of $60 million to a maximum of $85 million. This agreement provides for the sale to Dow of steam and electricity produced by the Facility for terms of 25 years and 15 years, respectively, commencing on the commercial operation date and year-to-year thereafter.

STEAM PURCHASE AGREEMENT

      MCV and DCC executed the SPA for the sale to DCC of certain minimum amounts of steam for use at the DCC Midland site. Steam sales under the SPA commenced in July 1996. Termination of this agreement, prior to expiration, requires the terminating party to pay to the other party a percentage of future revenues, which would have been realized had the initial term of 15 years been fulfilled. The percentage of future revenues payable is 50% if termination occurs prior to the fifth anniversary of the commercial operation date and 33-1/3% if termination occurs after the fifth anniversary of this agreement. The term of this agreement is 15 years from the commercial operation date of steam deliveries under the contract and year-to-year thereafter.

GAS SUPPLY AGREEMENTS

      MCV has entered into gas purchase agreements with various producers for the supply of natural gas. The current contracted volume totals 227,561 MMBtu per day annual average for 2004. As of January 1, 2004, gas contracts with U.S. suppliers provide for the purchase of 149,423 MMBtu per day while gas contracts with Canadian suppliers provide for the purchase of 78,138 MMBtu per day. Some of these contracts require MCV to pay for a minimum amount of natural gas per year, whether or not taken. The estimated minimum commitments under these contracts based on current long term prices for gas for the years 2004 through 2008 are $267.3 million, $338.6 million, $344.1 million, $340.4 million and $283.9 million, respectively. A portion of these payments may be utilized in future years to offset the cost of quantities of natural gas taken above the minimum amounts.

GAS TRANSPORTATION AGREEMENTS

      MCV has entered into firm natural gas transportation agreements with various pipeline companies. These agreements require MCV to pay certain reservation charges in order to reserve the transportation capacity.

      MCV incurred reservation charges in 2003, 2002 and 2001, of $34.8 million, $35.1 million and $36.2 million, respectively. The estimated minimum reservation charges required under these agreements for each of the years 2004 through 2008 are $34.9 million, $33.8 million, $30.0 million, $21.6 million and $21.6 million, respectively. These projections are based on current commitments.

GAS TURBINE SERVICE AGREEMENT

      MCV entered into a Service Agreement, as amended, with Alstom, which commenced on January 1, 1990 and was set to expire upon the earlier of the completion of the sixth series of major GTG inspections or December 31, 2009. Under the terms of this agreement, Alstom sold MCV an initial inventory of spare parts for the GTGs and provides qualified service personnel and supporting staff to assist MCV, to perform scheduled inspections on the GTGs, and to repair the GTGs at MCV's request. Upon termination of the Service Agreement (except for nonperformance by Alstom), MCV must pay a cancellation payment. MCV and Alstom amended the Service Agreement, effective December 31, 1993, to include the supply of hot gas path parts. Under the amended Service Agreement, Alstom provides hot gas path parts for MCV's twelve gas turbines through the fourth series of major GTG inspections, which were completed in 2002. In January 1998, MCV and Alstom amended the length of the amended Service Agreement to extend through the sixth series of major GTG inspections, which are expected to be completed by year end 2008, for a lump sum fixed price covering the entire term of the amended Service Agreement of $266.5 million (in 1993 dollars, which is adjusted based on exchange rates and Swiss inflation indices), payable on the basis of operating hours as they occur over the same period. MCV has made payments totaling approximately $200.7 million under this amended Service Agreement through December 31, 2003.

      MCV signed a new maintenance service and parts agreement with General Electric International, Inc. ("GEII"), effective December 31, 2002 ("GEII Agreement"). GEII will provide maintenance services and hot gas path parts for MCV's twelve GTG's. Under terms and conditions similar to the MCV/Alstom Service Agreement, as described above the GEII Agreement will cover four rounds of major GTG inspections, which are expected to be completed by the year 2015, at a savings to MCV as compared to the Service Agreement with Alstom. The GEII Agreement is expected to replace the current Alstom Service Agreement commencing July 1, 2004. The GEII Agreement can be terminated by either party for cause or convenience. Should termination for convenience occur, a buy out amount will be paid by the terminating party with payments ranging from approximately $19.0 million to $.9 million, based upon the number of operating hours utilized since commencement of the GEII Agreement.

      MCV terminated the Alstom Service Agreement in February 2004, for cause and therefore does not owe the approximately $5.8 million termination payment to Alstom. MCV has a claim against Alstom for approximately $3.0 million for adjustments due to reduced equivalent operating hours experienced under the Service Agreement, that was paid by MCV and a claim against Alstom for one set of hot gas path spare parts (valued within a range of $3.0 million to $7.0 million). These matters may be disputed by Alstom and other disputes may arise. MCV will seek final resolution of all claims that may arise between the parties. At this time, MCV has not recognized any liability to or receivable from Alstom in connection with these claims or termination.

STEAM TURBINE SERVICE AGREEMENT

      MCV entered into a nine year Steam Turbine Maintenance Agreement with General Electric Company effective January 1, 1995, which is designed to improve unit reliability, increase availability and minimize unanticipated maintenance costs. In addition, this contract includes performance incentives and penalties, which are based on the length of each scheduled outage and the number of forced outages during a calendar year. Effective February 1, 2004, MCV and GE amended this contract to extend its term through August 31, 2007. MCV will continue making monthly payments over the life of the contract, which will total $22.3 million (subject to escalation based on defined indices). The parties have certain termination rights without incurring penalties or damages for such termination. Upon termination, MCV is only liable for payment of services rendered or parts provided prior to termination.

SITE LEASE

      In December 1987, MCV leased the land on which the Facility is located from Consumers ("SITE LEASE"). MCV and Consumers amended and restated the Site Lease to reflect the creation of five separate undivided interests in the Site Lease as of June 1, 1990. Pursuant to the Overall Lease Transaction, MCV assigned these undivided interests in the Site Lease to the Owner Trustees, which in turn subleased the undivided interests back to MCV under five separate site subleases.

      The Site Lease is for a term which commenced on December 29, 1987, and ends on December 31, 2035, including two renewal options of five years each. The rental under the Site Lease is $.6 million per annum, including the two five-year renewal terms.

GAS TURBINE GENERATOR COMPRESSOR BLADE AGREEMENT

      MCV entered into an agreement with MTS Machinery Tools & Services AG ("MTS"), in January 2002. Under this agreement MTS redesigned and will manufacture and install new design compressor blades for MCV's twelve GTG's, which is expected to increase the overall electrical capacity and efficiency of each GTG. MCV has purchased three sets of such blades and has the option to purchase an additional nine sets. The first set of compressor blades was installed in the second quarter of 2003 for approximately $4.2 million. At this time, an additional two sets have been ordered at a cost of $4.1 million.

(8) PROPERTY TAXES

      In 1997, MCV filed a property tax appeal against the City of Midland at the Michigan Tax Tribunal contesting MCV's 1997 property taxes. Subsequently, MCV filed appeals contesting its property taxes for tax years 1998 through 2003 at the Michigan Tax Tribunal. A trial was held for tax years 1997 - 2000. The appeals for tax years 2001-2003 are being held in abeyance. On January 23, 2004, the Michigan Tax Tribunal issued its decision in MCV's tax appeal against the City of Midland for tax years 1997 through 2000. MCV management has estimated that the decision will result in a refund to MCV for the tax years 1997 through 2000 of approximately $29 million in taxes plus $7 million of interest. The decision is subject to reconsideration at the Tribunal and may be appealed to the Michigan Appellate Court and Michigan Supreme Court. The City of Midland has filed a motion for reconsideration at the Michigan Tax Tribunal, asking the Tribunal to make certain technical corrections, as well as substantive changes to the decision. MCV has opposed this motion. MCV management cannot predict the outcome of these further legal proceedings. MCV has not recognized any of the above stated refunds (net of approximately $15.5 million of deferred expenses) in earnings at this time.

(9) RETIREMENT BENEFITS

POSTRETIREMENT HEALTH CARE PLANS

      In 1992, MCV established defined cost postretirement health care plans ("PLANS") that cover all full-time employees, excluding key management. The Plans provide health care credits, which can be utilized to purchase medical plan coverage and pay qualified health care expenses. Participants become eligible for the benefits if they retire on or after the attainment of age 65 or upon a qualified disability retirement, or if they have 10 or more years of service and retire at age 55 or older. The Plans granted retroactive benefits for all employees hired prior to January 1, 1992. This prior service cost has been amortized to expense over a five year period. MCV annually funds the current year service and interest cost as well as amortization of prior service cost to both qualified and non-qualified trusts. The MCV accounts for retiree medical benefits in accordance with SFAS 106, "Employers Accounting for Postretirement Benefits Other Than Pensions." This standard required the full accrual of such costs during the years that the employee renders service to the MCV until the date of full eligibility. The accumulated benefit obligation of the Plans were $3.3 million at December 31, 2003 and $2.7 million at December 31, 2002. The measurement date of these Plans was December 31, 2003.

      On December 8, 2003, President Bush signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "ACT"). The Act expanded Medicare to include, for the first time, coverage for prescription drugs. At this time, because of various uncertainties related to this legislation and the appropriate accounting methodology, MCV has elected to defer financial recognition of this legislation until the FASB issues final accounting guidance. When issued, that final guidance could require MCV to change previously reported information. This deferral election is permitted under SFAS 106-1.

      The following table reconciles the change in the Plans' benefit obligation and change in Plan assets as reflected on the balance sheet as of December 31 (in thousands):

                                                      2003          2002
                                                  -----------   -----------
Change in benefit obligation:
Benefit obligation at beginning of year           $   2,741.9   $   2,405.1
Service cost                                            212.5         197.3
Interest cost                                           178.2         188.7
Actuarial gain (loss)                                   147.4         (44.6)
Benefits paid during year                                (4.0)         (4.6)
                                                  -----------   -----------
Benefit obligation at end of year                     3,276.0       2,741.9
                                                  -----------   -----------
Change in Plan assets:
Fair value of Plan assets at beginning of year        2,045.8       2,088.0
Actual return on Plan assets                            527.5        (270.9)
Employer contribution                                   257.5         233.3
Benefits paid during year                                (4.0)         (4.6)
                                                  -----------   -----------
Fair value of Plan assets at end of year              2,826.8       2,045.8
                                                  -----------   -----------
Unfunded (funded) status                                449.2         696.1
Unrecognized prior service cost                        (170.3)       (184.6)
Unrecognized net gain (loss)                           (278.9)       (511.5)
                                                  -----------   -----------
Accrued benefit cost                              $        --   $        --
                                                  ===========   ===========

      Net periodic postretirement health care cost for years ending December 31, included the following components (in thousands):

                                                2003        2002         2001
                                             ----------  ----------   ----------
Components of net periodic benefit cost:
Service cost                                 $    212.5  $    197.3   $    173.5
Interest cost                                     178.2       188.7        142.9
Expected return on Plan assets                   (163.7)     (167.0)      (171.3)
Amortization of unrecognized net (gain)
or loss                                            30.5        14.3        (12.6)
                                             ----------  ----------   ----------
Net periodic benefit cost                    $    257.5  $    233.3   $    132.5
                                             ==========  ==========   ==========

      Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects (in thousands):

                                    1-PERCENTAGE-POINT   1-PERCENTAGE-POINT
                                         INCREASE             DECREASE
                                    ------------------   ------------------
Effect on total of service and
interest cost components                 $   48.6             $   41.8
Effect on postretirement
benefit obligation                       $  358.1             $  310.9

      Assumptions used in accounting for the Post-Retirement Health Care Plan were as follows:

                                      2003    2002    2001
                                      ----    ----    ----
Discount rate                         6.00%   6.75%   7.25%
Long-term rate of return on Plan
assets                                8.00%   8.00%   8.00%
Inflation benefit amount
      1998 through 2004               0.00%   0.00%   0.00%
      2005 and later years            4.00%   4.00%   4.00%

      The long-term rate of return on Plan assets is established based on MCV's expectations of asset returns for the investment mix in its Plan (with some reliance on historical asset returns for the Plans). The expected returns for various asset categories are blended to derive one long-term assumption.

      PLAN ASSETS. Citizens Bank has been appointed as trustee ("TRUSTEE") of the Plan. The Trustee serves as investment consultant, with the responsibility of providing financial information and general guidance to the MCV Benefits Committee. The Trustee shall invest the assets of the Plan in the separate investment options in accordance with instructions communicated to the Trustee from time to time by the MCV Benefit Committee. The MCV Benefits Committee has the fiduciary and investment selection responsibility for the Plan. The MCV Benefits Committee consists of MCV Officers (excluding the President and Chief Executive Officer).

      The MCV has a target allocation of 80% equities and 20% debt instruments. These investments emphasis total growth return, with a moderate risk level. The MCV Benefits Committee reviews the performance of the Plan investments quarterly, based on a long-term investment horizon and applicable benchmarks, with rebalancing of the investment portfolio, at the discretion of the MCV Benefits Committee.

    MCV's Plan's weighted-average asset allocations, by asset category are as follows as of December 31:

                              2003    2002
                              ----    ----
Asset Category:
Cash and cash equivalents       11%      1%
Fixed income                    17%     23%
Equity securities               72%     76%
                              ----    ----
                    Total      100%    100%
                              ----    ----

      CONTRIBUTIONS. MCV expects to contribute approximately $.2 million to the Plan in 2004.

RETIREMENT AND SAVINGS PLANS

      MCV sponsors a defined contribution retirement plan covering all employees. Under the terms of the plan, MCV makes contributions to the plan of either five or ten percent of an employee's eligible annual compensation dependent upon the employee's age. MCV also sponsors a 401(k) savings plan for employees. Contributions and costs for this plan are based on matching an employee's savings up to a maximum level. In 2003, 2002 and 2001, MCV contributed $1.3 million, $1.2 million and $1.1 million, respectively under these plans.

SUPPLEMENTAL RETIREMENT BENEFITS

      MCV provides supplemental retirement, postretirement health care and excess benefit plans for key management. These plans are not qualified plans under the Internal Revenue Code; therefore, earnings of the trusts maintained by MCV to fund these plans are taxable to the Partners and trust assets are included in the assets of MCV.

                MIDLAND COGENERATION VENTURE LIMITED PARTNERSHIP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

(10)  PARTNERS' EQUITY AND RELATED PARTY TRANSACTIONS

      The following table summarizes the nature and amount of each of MCV's Partner's equity interest, interest in profits and losses of MCV at December 31, 2003, and the nature and amount of related party transactions or agreements that existed with the Partners or affiliates as of December 31, 2003, 2002 and 2001, and for each of the twelve month periods ended December 31 (in thousands).

  BENEFICIAL OWNER, EQUITY PARTNER,                                   RELATED PARTY
      TYPE OF PARTNER AND NATURE             EQUITY                  TRANSACTIONS AND
         OF RELATED PARTY                   INTEREST     INTEREST       AGREEMENTS          2003       2002       2001
-------------------------------------      ----------    --------  ---------------------  ---------  ---------  ----------
CMS ENERGY COMPANY

                                                                   Power purchase
CMS Midland, Inc.                                                  agreements             $ 513,774  $ 557,149  $  550,477
General Partner; wholly-owned                                      Purchases under gas
subsidiary of Consumers Energy                                     transportation
Company                                                            agreements                14,294     23,552      24,059
                                                                   Purchases under
                                                                   spot gas agreements          663      3,631       3,756
                                                                   Purchases under gas
                                                                   supply agreements          2,330     11,306      10,725
                                                                   Gas storage agreement      2,563      2,563       2,563
                                                                   Land lease/easement
                                                                   agreements                   600        600         600
                                                                   Accounts receivable       40,373     44,289      48,843
                                                                   Accounts payable           1,025      3,502       4,772
                                                                   Sales under spot
                                           $  391,546       49.0%  gas agreements             3,260      1,084       7,107
                                           ==========     ======
El Paso Corporation
Source Midland Limited Partnership
("SMLP")  General Partner; owned by
subsidiaries of El Paso Corporation(1)

                                                                   Purchase under gas
                                                                   transportation
                                                                   agreements                13,023     12,463      13,653
                                                                   Purchases under
                                                                   spot gas agreement           610     15,655      45,130
                                                                   Purchases under gas
                                                                   supply agreement          54,308     47,136       5,912
                                                                   Gas agency agreement         238        365       1,989
                                                                   Deferred
                                                                   reservation charges
                                                                   under gas purchase
                                                                   agreement                  4,728         --       7,880
                                                                   Accounts receivable           --        523          --
                                                                   Accounts payable           5,751      7,706       5,198
                                                                   Sales under spot
                                                                   gas agreements             3,474     14,007      28,451
                                                                   Partner cash
                                                                   withdrawal
                                                                   (including accrued
                                           $  139,421       18.1%  interest)(2)                  --         --      56,714
El Paso Midland, Inc. ("EL PASO                                    See related party
MIDLAND") General Partner;                                         activity listed
wholly-owned subsidiary of El                                      under SMLP.
Paso Corporation(1)
                                               83,653       10.9
                                                                   See related party
                                                                   activity listed
MEI Limited Partnership ("MEI")                                    under SMLP.
    A General and Limited Partner; 50%
    interest owned by El Paso Midland,
    Inc. and 50% interest owned by SMLP(1)
             General Partnership Interest      69,714        9.1
             Limited Partnership Interest       6,969         .9
                                                                   See related party
                                                                   activity listed
Micogen Limited Partnership                    34,854        4.5   under SMLP.

    ("MLP") Limited Partner, owned
    subsidiaries of El Paso
    Corporation(1)
             Total El Paso
                                           ----------     ------
             Corporation                   $  334,611       43.5%
                                           ==========     ======
The Dow Chemical Company
                                                                   Steam and electric
The Dow Chemical Company                                           power agreement           36,207     29,385      33,727
                                                                   Steam purchase
                                                                   agreement - Dow
                                                                   Corning Corp
    Limited Partner                                                (affiliate)                4,017      3,746       3,781
                                                                   Purchases under
                                                                   demineralized water
                                                                   supply agreement           6,396      6,605       6,913
                                                                   Accounts receivable        3,431      3,635       3,191
                                                                   Accounts payable             610      1,016         948
                                                                   Standby and backup
                                                                   fees                         731        734         696
                                                                   Sales of gas under
                                           $   72,918        7.5%  tolling agreement             --      6,442          --
                                           ==========     ======
Alanna Corporation
Alanna Corporation                                                 Note receivable                1          1           1
    Limited Partner; wholly-owned
    subsidiary of Alanna Holdings
    Corporation                            $        1(3)  .00001%
                                           ==========     ======

FOOTNOTES TO PARTNERS' EQUITY AND RELATED PARTY TRANSACTIONS

(1) On January 29, 2001, El Paso Corporation ("EL PASO") announced that it had completed its merger with The Coastal Corporation ("COASTAL"). Coastal was the previous parent company of El Paso Midland (formerly known as Coastal Midland, Inc.), SMLP, MLP and, through SMLP, MEI. After the merger, Coastal became a wholly-owned subsidiary of El Paso and has changed its name to El Paso CGP Company.

(2) A letter of credit has been issued and recorded as a note receivable from El Paso Midland, this amount includes their share of cash available, as well as, cash available to MEI, MLP and SMLP.

(3) Alanna's capital stock is pledged to secure MCV's obligation under the lease and other overall lease transaction documents.

                            SUPPLEMENTAL INFORMATION

      Supplemental information is to be furnished with reports filed pursuant to
Section 15 (d) of the Act by registrants, which have not registered securities pursuant to Section 12 of the Act. No such annual report or proxy statement has been sent to security holders.

                                   SIGNATURES

      Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIDLAND COGENERATION VENTURE LIMITED PARTNERSHIP

Date: March 1, 2004
By /s/ James M. Kevra

---------------------
James M. Kevra
President and Chief Executive Officer

      Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

      SIGNATURE                        TITLE                          DATE
---------------------   ---------------------------------------   -------------
/s/ James M. Kevra      President and Chief Executive Officer     March 1, 2004
------------------

_____________________   (Principal Executive Officer)
James M. Kevra

/s/ James M. Rajewski   Chief Financial Officer, Vice President   March 1, 2004
---------------------
_____________________   and Controller (Principal Accounting
James M. Rajewski       Officer)

/s/ John J. O'Rourke    Chairman, Management Committee            March 1, 2004
--------------------
John J. O'Rourke

/s/ David W. Joos       Member, Management Committee              March 1, 2004
-----------------
David W. Joos

                         EMIRATES CMS POWER COMPANY PJSC

                              FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTNG FIRM

TO THE BOARD OF DIRECTORS OF

EMIRATES CMS POWER COMPANY PJSC

      We have audited the accompanying balance sheet of Emirates CMS Power Company Private Joint Stock Company ("the Company") as of 31 December 2003 and the related statements of income, cash flows and stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 31 December 2003, and the results of its operations and its cash flows for the year then ended in conformity with US generally accepted accounting principles.

/S/ Ernst & Young

Abu Dhabi, United Arab Emirates
27 June 2004

EMIRATES CMS POWER COMPANY PJSC

BALANCE SHEETS
31 December 2003 and 2002

                                                                             UNAUDITED
                                                         NOTES      2003       2002
                                                                  AED `000   AED `000
ASSETS
    Current assets
Cash and cash equivalents                                           120,300    124,278
Prepayments and other current assets                         4       25,074     10,933
Amounts due from related party                               5       38,799     37,986
Advance to Al Taweelah Shared Facilities Company LLC         6        1,747      1,800
Inventories                                                  7      166,734    160,247
                                                                 ----------  ---------
                                                                    352,654    335,244
                                                                 ----------  ---------
NON-CURRENT ASSETS
Advance to Al Taweelah Shared Facilities Company LLC         6       34,058     35,674
Other long term asset                                                 5,173          -
Investment                                                   9          178        178
Property, plant and equipment, net                           8    2,242,212  2,291,152
Intangible asset, net                                       10      106,720    109,683
                                                                 ----------  ---------

                                                                  2,388,341  2,436,687
                                                                 ----------  ---------

TOTAL ASSETS                                                      2,740,995  2,771,931
                                                                 ==========  =========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES

Trade accounts payable                                                2,847        962
Amounts due to related parties                              11        3,477      2,424
Accruals and other liabilities                              12      346,690    388,346
Current portion of long term debt                           13       58,631     81,676
Current portion of loan from shareholders                   14      129,000          -
                                                                 ----------  ---------

                                                                    540,645    473,408
                                                                 ----------  ---------
NON-CURRENT LIABILITIES
Asset retirement obligation                                          15,403          -
Loan from shareholders                                      14      131,000    272,000
Long term debt                                              13    1,769,539  1,828,171
                                                                 ----------  ---------

                                                                  1,915,942  2,100,171
                                                                 ----------  ---------

TOTAL LIABILITIES                                                 2,456,587  2,573,579
                                                                 ----------  ---------

STOCKHOLDERS' EQUITY
Share capital (ordinary shares, AED 10 par value,
 authorised, issued and outstanding 41,324,000 shares)      15      413,240    413,240
Accumulated losses                                          15     (147,665)  (237,512)
Accumulated other comprehensive income                      18       18,833     22,624
                                                                 ----------  ---------

TOTAL STOCKHOLDERS' EQUITY                                          284,408    198,352
                                                                 ----------  ---------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                        2,740,995  2,771,931
                                                                 ==========  =========

The attached notes 1 to 21 form part of these financial statements.

EMIRATES CMS POWER COMPANY PJSC

INCOME STATEMENTS
Years ended 31 December 2003, 2002 and 2001

                                                                             UNAUDITED  UNAUDITED
                                                                     2003      2002       2001
                                                           NOTES   AED `000  AED `000   AED `000
Revenue                                                             363,564    370,686    196,091
                                                                   --------  ---------  ---------

Cost of sales
  Contractors' staff costs                                          (14,149)   (14,297)   (13,982)
  Repairs, maintenance and consumables used                         (47,095)   (36,262)   (42,046)
  Depreciation                                                      (63,591)   (63,402)   (35,370)
  Amortisation of intangible asset                            10     (2,963)    (2,940)         -
                                                                   --------  ---------  ---------

                                                                   (127,798)  (116,901)   (91,398)
                                                                   --------  ---------  ---------

GROSS PROFIT                                                        235,766    253,785    104,693

Administrative and other operating expenses                   20     (8,087)    (7,925)    (4,821)
                                                                   --------  ---------  ---------

INCOME FROM OPERATIONS                                              227,679    245,860     99,872

Financing cost                                                     (119,730)  (124,163)   (57,835)
Accretion expense                                                      (872)         -          -
Interest income                                                         784      1,848        783
Changes in fair value of derivative instruments               18     55,867   (199,093)  (108,536)
Other income (expense)                                                1,084        704        (33)
                                                                   --------  ---------  ---------

NET INCOME (LOSS) BEFORE CUMULATIVE
 EFFECT OF CHANGE IN ACCOUNTING PRINCIPLES                          164,812    (74,844)   (65,749)
Cumulative effect of change in accounting for derivatives     18          -          -    (21,477)
Cumulative effect of change in accounting for
 asset retirement obligation                                         (1,165)         -          -
                                                                   --------  ---------  ---------

NET INCOME (LOSS)                                                   163,647    (74,844)   (87,226)
                                                                   ========  =========  =========

The attached notes 1 to 21 form part of these financial statements.

EMIRATES CMS POWER COMPANY PJSC

STATEMENTS OF CASH FLOWS
Years ended 31 December 2003, 2002 and 2001

                                                                                UNAUDITED  UNAUDITED
                                                                       2003        2002      2001
                                                              NOTES  AED `000   AED `000   AED `000
OPERATING ACTIVITIES
Net income (loss)                                                     163,647    (74,844)   (87,226)
Adjustments to reconcile net income (loss)
   to net cash provided by (used in) operating activities:
  Depreciation and amortisation of intangible asset                    66,554     66,342     35,370
  Accretion expense                                                       872          -          -
  Changes in fair value of derivative instruments                     (55,867)   199,093    108,536
  Reclassification from accumulated other comprehensive
    income to earnings of cash flow hedges                             (3,791)    (3,955)    (4,098)
  Cumulative effect of change in accounting principles                  1,165          -     21,477
  Loss on disposal of property, plant and equipment                        14        173          -
  Changes in assets and liabilities:
    Increase in inventories                                            (6,487)   (63,623)   (53,137)
    (Increase) decrease in amounts due from related parties              (813)    21,064    (39,852)
    Increase in prepayments and other current assets                   (5,644)    17,742     (6,313)
    (Increase) decrease in accounts payable and accruals
      and due to related parties                                        8,652    (30,980)  (186,208)
                                                                     --------   --------   --------

Net cash provided by (used in) operating activities                   168,302    131,012   (211,451)
                                                                     --------   --------   --------

INVESTING ACTIVITIES
Purchase of property, plant and equipment                              (1,299)    (2,090)  (400,832)
Liquidated damages received (paid)                                          -     10,846     (6,556)
Recovery of advance to
 Al Taweelah Shared Facilities Company LLC                              1,669      1,669      1,799
                                                                     --------   --------   --------

Net cash from (used in) investing activities                              370     10,425   (405,589)
                                                                     --------   --------   --------

FINANCING ACTIVITIES
Dividends paid                                                        (73,800)   (79,400)         -
Long term debt refinancing fees paid                                   (5,173)         -          -
Repayment of loan from shareholders                                   (12,000)         -          -
(Repayment) receipt of term loan                                      (81,677)   (71,467)   734,041
                                                                     --------   --------   --------

Cash (used in) from financing activities                             (172,650)  (150,867)   734,041
                                                                     --------   --------   --------

(DECREASE) INCREASE IN CASH
 AND CASH EQUIVALENTS                                                  (3,978)    (9,430)   117,001

Cash and cash equivalents at the beginning of the year                124,278    133,708     16,707
                                                                     --------   --------   --------

CASH AND CASH EQUIVALENTS
 AT THE END OF THE YEAR                                               120,300    124,278    133,708
                                                                     ========   ========   ========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for interest                                117,034     92,694     68,374
Cash received during the year for interest                                784      1,848        783

SUPPLEMENTAL DISCLOSURES OF
 SIGNIFICANT NON-CASH TRANSACTIONS:
Disposal of property, plant and equipment                         8         -      1,961          -
Transfer of property, plant and equipment to related party   8 & 10         -    112,623          -

The attached notes 1 to 21 form part of these financial statements.

EMIRATES CMS POWER COMPANY PJSC

STATEMENTS OF STOCKHOLDERS' EQUITY
Years ended 31 December 2003, 2002 and 2001

                                                                          RETAINED        ACCUMULATED
                                                                          EARNINGS           OTHER
                                                               SHARE    (ACCUMULATED     COMPREHENSIVE
                                                              CAPITAL      LOSSES)          INCOME       TOTAL
                                                             AED `000     AED `000         AED `000     AED `000
Balance at  1 January 2001 - unaudited                        413,240        3,958                -       417,198
Transition adjustment from adoption of SFAS 133 (note 18)           -            -           30,677        30,677
Net loss for the year                                               -      (87,226)               -       (87,226)
Reclassification to earnings of cash flow hedges (note 18)          -            -           (4,098)       (4,098)
                                                             --------     --------         --------     ---------

Balance at 31 December 2001 - unaudited                       413,240      (83,268)          26,579       356,551
Net loss for the year                                               -      (74,844)               -       (74,844)
Dividends paid (note 15)                                            -      (79,400)               -       (79,400)
Reclassification to earnings of cash flow hedges (note 18)          -            -           (3,955)       (3,955)
                                                             --------     --------         --------     ---------

Balance at 31 December 2002 - unaudited                       413,240     (237,512)          22,624       198,352
Net income for the year                                             -      163,647                -       163,647
Dividends paid (note 15)                                            -      (73,800)               -       (73,800)
Reclassification to earnings of cash flow hedges (note 18)          -            -           (3,791)       (3,791)
                                                             --------     --------         --------     ---------

Balance at 31 December 2003                                   413,240     (147,665)          18,833       284,408
                                                             ========     ========         ========     =========

The attached notes 1 to 21 form part of these financial statements.

EMIRATES CMS POWER COMPANY PJSC


NOTES TO THE FINANCIAL STATEMENTS
31 December 2003 and 2002

1        ACTIVITIES

      Emirates CMS Power Company PJSC is a private joint stock company registered and incorporated in the United Arab Emirates and is engaged in the generation of electricity and the production of desalinated water for supply into the Abu Dhabi grid. The Company is 60% owned by Emirates Power Company PJSC a wholly owned subsidiary of Abu Dhabi Water & Electricity Authority (ADWEA), and 40% owned by CMS Generation Taweelah Limited.

      The Company has a management operation and maintenance agreement with Taweelah A2 Operating Company, a related party, whereby the latter has undertaken to manage the day-to-day operations and maintain the Company's plant. The Company has entered into a power and water purchase agreement with Abu Dhabi Water and Electricity Company (ADWEC), a related party, (a wholly-owned subsidiary of ADWEA). Under the agreement, the Company undertakes to make available, and ADWEC undertakes to purchase, the entire net capacity and output of the plant until October 2021 in accordance with various agreed terms and conditions. The output payments cover variable operation and maintenance costs and fuel efficiency bonuses or penalty for actual output. Natural gas fuel is supplied by ADWEC at no cost.

      The Company's registered head office is P O Box 47688, Abu Dhabi, United Arab Emirates. At 31 December 2003 and 2002 there were no staff employed by the Company.

2        BASIS OF PRESENTATION

      Although at 31 December 2003, the Company's current liabilities exceeded its current assets by AED 187,991,000 (2002: AED 138,164,000) the financial statements have been prepared on a going concern basis in view of the credit facilities available from the bankers and the refinancing of the term loan explained in note 13. Further, the negative fair value of derivatives amounting to AED 242.6 million (2002: AED 298.4 million) included within current liabilities (note 12) will not significantly affect the Company's cash flow in the foreseeable future.

3        SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PREPARATION

      The financial statements are prepared on the basis of U.S. generally accepted accounting principles and applicable requirements of United Arab Emirates Law and are presented in United Arab Emirates Dirhams (AED).

ESTIMATES AND ASSUMPTIONS

      The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

REVENUE RECOGNITION

      Revenue represents the sale of water desalination and electricity generation services comprised of the available capacity and variable output to Abu Dhabi Water and Electricity Company (a wholly owned subsidiary of ADWEA) during the year. Revenues are recognised when services are provided. Unbilled revenues are based on estimated quantities of potable water and kilowatts of electricity delivered during the period but not yet billed. These estimates are generally based on contract data and preliminary throughput and allocation measurements.

PROPERTY, PLANT AND EQUIPMENT

      Property, plant and equipment is stated at historical cost less accumulated depreciation and any impairment in value. The Company capitalises all construction-related direct labour and material costs as well as indirect construction costs. Indirect construction costs include engineering and the cost of funds during the construction phase. The cost of renewals and betterments that extend the useful life of the property, plant and equipment are capitalised. The cost of repairs, spare parts and major maintenance that do not extend the useful life or increase the expected output of property, plant and equipment, is expensed as incurred. The cost of spare parts held as essential for the continuity of operations and which are designated as strategic spares are depreciated on a straight-line basis over the estimated remaining operating life of the plant and equipment to which they relate

      Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

         Buildings                                          30 to 40 years
         Plant and equipment (including plant spares)        3 to 40 years

LONG-LIVED ASSETS

      Long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144) when events or changes in circumstances indicate that the related carrying amount may not be recoverable. Impairment is assessed by comparing an asset's net undiscounted cash flows expected to be generated over its remaining useful life to the asset's net carrying value. If impairment is indicated, the carrying amount of the asset is reduced to its estimated fair value.

INTANGIBLE ASSETS

      Intangible assets, which represent acquisition of connection rights, are capitalised at cost. The carrying values of intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

      The connection rights cost is amortised on a straight line basis over the 38 year period, being the expected period of benefit, commencing 1 January 2002.

INVENTORIES

      Inventories are valued at the lower of cost, determined on the basis of weighted average costs and net realisable value. Costs are those expenses incurred in bringing each item to its present location and condition.

ACCOUNTS RECEIVABLE

      Accounts receivable are stated net of provisions for amounts estimated to be non-collectible. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Bad debts are written-off as incurred.

ACCOUNTS PAYABLE

      Liabilities are recognised for amounts to be paid in the future for goods or services received, whether billed by the supplier or not.

CASH AND CASH EQUIVALENTS

      All highly liquid investments with an original maturity of three months or less are considered cash equivalents.

TERM LOAN

      The term loan is carried on the balance sheet at its principal amount. Instalments due within one year are shown as a current liability. Interest is charged as an expense as it accrues, with unpaid amounts included in "accruals".

TRANSLATION OF FOREIGN CURRENCIES AND FOREIGN EXCHANGE TRANSACTIONS

      Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All differences are taken to the income statement.

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLES

      The Company adopted SFAS 133 "Accounting for Derivative Instruments and Hedging Activities," as amended on 1 January 2001. SFAS 133 establishes new accounting and disclosure requirements for most derivative instruments and hedging transactions involving derivatives. SFAS 133 also requires formal documentation procedures for hedging relationships and effectiveness testing when hedge accounting is to be applied.

      In accordance with the transition provisions of SFAS 133, in the year ended 31 December 2001, the Company recorded a cumulative loss adjustment of AED
21.5 million in its income statement as a transition adjustment to reflect a liability for the fair value of all derivatives that did not previously meet the requirement for hedge accounting treatment prior to the adoption of SFAS 133. In addition, the Company recorded a transition gain of AED 30.7 million to accumulated other comprehensive income to recognise an asset for the fair value of all derivatives accounted for as cash flow hedges prior to the adoption of SFAS 133.

DERIVATIVES

      The Company obtained long-term USD debt to fund the development and construction of the plant. Interest payments associated with the debt are based on LIBOR plus a spread. The Company uses derivative financial instruments to manage the interest rate exposures associated with the debt. The Company's objective is to offset gains and losses resulting from these exposures with losses and gains on the derivative financial instruments thereby reducing volatility in earnings and cash flows. In addition, the Company uses forward foreign exchange contracts to hedge its risk associated with foreign currency fluctuations relating to scheduled maintenance cost payments to an overseas supplier.

      The Company does not utilize derivative financial instruments with a level of complexity or with a risk greater than the exposures to be managed nor does it enter into or hold derivatives for trading purposes. The use of the derivative financial instruments associated with the interest rate risk is mandated by the debt agreement. All derivatives entered into by the Company are subject to internal policies that provide guidelines for control, counterparty risk and ongoing monitoring and reporting of such activities.

      The fair value of all derivatives are reported on the balance sheet based on prevailing market rates. Derivatives with positive market values (unrealised gains) are included in other current assets and derivatives with negative market values (unrealised losses) are included in other current liabilities in the balance sheet.

      Changes in fair value of derivatives qualifying as cash flow hedges are recorded in accumulated other comprehensive income and recognised in the income statement in the corresponding period to which the cash flows associated with the underlying hedged item transpire. Changes in fair values of contracts excluded from the assessment of hedge effectiveness together and those contracts that have not been formally designated as hedges are recorded as a separate line in the income statement in the period they arise.

ASSET RETIREMENT OBLIGATIONS (ARO)

      SFAS No. 143, Accounting for Asset Retirement Obligations became effective January 2003. It requires companies to record the fair value of the cost to remove assets at the end of their useful life, if there is a legal obligation to do so. The Company has legal obligations to remove assets at the end of their useful lives and restore the land.

      The fair value of ARO liabilities has been calculated using an expected present value technique. This technique reflects assumptions, such as costs, inflation and profit margin that third parties would consider to assume the settlement of the obligation. Fair value, to the extent possible, should include a market risk premium for unforeseeable circumstances. No market risk premium was included in our ARO fair value estimate since a reasonable estimate could not be made. If a five percent market risk premium were assumed, our ARO liability would be AED 16.2 million.

      In 2003, the Company recorded an ARO liability for the restoration of land and an AED 1.2 million, cumulative effect of change in accounting for accretion and depreciation expense for ARO liabilities incurred prior to 2003. As the plant began operation in August 2001, the pro forma effect on results of operations would not have been material for the year ended 31 December 2002.

      The following table presents the reconciliation of the beginning and ending carrying value of the ARO:

                                                                         AED `000
Proforma ARO liability - At 1 January 2002                                13,710
                                                                          ======

ARO liability - At 1 January 2003                                         14,531
Liabilities incurred                                                           -
Liabilities settled                                                            -
Accretion expense                                                            872
Revisions in estimated cash flow                                               -
                                                                          ------

ARO liability  - At 31 December 2003                                      15,403
                                                                          ======

4        PREPAYMENTS AND OTHER CURRENT ASSETS

                                                                        UNAUDITED
                                                              2003         2002
                                                            AED `000    AED `000
Positive fair value of derivatives (note 18)                 15,234        6,737
Other receivables                                               313          252
Prepaid expenses                                              9,527        3,944
                                                             ------       ------
                                                             25,074       10,933
                                                             ======       ======

5        AMOUNTS DUE FROM RELATED PARTY

                                                                        UNAUDITED
                                                              2003         2002
                                                            AED `000     AED `000
Abu Dhabi Water and Electricity Company                      38,799       37,986
                                                             ======       ======

6        ADVANCE TO AL TAWEELAH SHARED FACILITIES COMPANY LLC (TSFC)

      This represents an advance made to TSFC by the Company in proportion to its 18% (2002: 18%) shareholding in TSFC against future use of their facilities. Amount receivable within one year has been included under current assets.

7        INVENTORIES

                                                                        UNAUDITED
                                                              2003         2002
                                                            AED `000     AED `000
Fuel                                                          26,975      26,975
Spare parts and consumables                                  139,759     133,272
                                                             -------     -------

                                                             166,734     160,247
                                                             =======     =======

8        PROPERTY, PLANT AND EQUIPMENT, NET

    The components of property, plant and equipment are as follows:

                                                                        UNAUDITED
                                                               2003        2002
                                                             AED `000    AED `000
Buildings                                                     205,114     204,823
Plant and equipment                                         2,193,309   2,178,384
Plant spares                                                    6,656       6,656
                                                            ---------   ---------

                                                            2,405,079   2,389,863
Less: accumulated depreciation                               (162,867)    (98,711)
                                                            ---------   ---------
                                                            2,242,212   2,291,152
                                                            =========   =========

      The activities of the Company are carried out from premises and equipment constructed on land leased from ADWEA. The initial term of the lease is 25 years and a nominal rental is payable by the Company. Leasehold land is carried in the books at nil value.

      During 2002, plant and equipment of net book value AED 112,623,000 was transferred to a related party for the right to connection to the transmission system (see note 10).

      During 2002, property, plant and equipment amounting to AED 1,961,000 in respect of an open discharge channel was transferred to TSFC in accordance with an agreement dated May 2002. Under the agreement, the Company has received additional shares in TSFC, amounting to AED 8,000 (see note 9) and a promissory note from TSFC for the balance of the transfer value of the open discharge channel, amounting to AED 1,953,000 to be treated as an additional advance to TSFC (note 6).

9        INVESTMENT

                                                                        UNAUDITED
                                                              2003        2002
                                                            AED `000     AED `000

    Unquoted investment

Cost:
  At 1 January                                                 178         170
  Additions                                                      -           8
                                                               ---         ---
  At 31 December                                               178         178
                                                               ===         ===

      The investment represents the 18% (2002: 18%) equity interest acquired by the Company in TSFC. TSFC is a closely held private company which maintains shared utility facilities for the supply and discharge of sea water and provides other related services to the Company and other operators at the Taweelah complex.

      The fair value of the investment is not materially different from its carrying amount.

10       INTANGIBLE ASSET

                                                                        UNAUDITED
                                                              2003         2002
                                                            AED `000     AED `000
Cost:
  At 1 January                                               112,623           -
  Additions                                                        -     112,623
                                                             -------     -------
  At 31 December                                             112,623     112,623
                                                             -------     -------

Amortisation:
  At 1 January                                                 2,940           -
  Charge for the year                                          2,963       2,940
                                                             -------     -------
  At 31 December                                               5,903       2,940
                                                             -------     -------
  Net book amount                                            106,720     109,683
                                                             =======     =======

      The intangible asset arose from the transfer during the year ended 31 December 2002 of plant and equipment to a related party in accordance with an agreement dated August 2000 and represents the acquisition cost of the Company's right of connection to the transmission system at the connection site for a period of 38 years (note 8). Accordingly, the connection rights cost is being amortised on a straight-line basis over the 38 year period, being the expected period of benefit, commencing 1 January 2002.

11       AMOUNT DUE TO RELATED PARTIES

                                                                        UNAUDITED
                                                              2003         2002
                                                            AED `000     AED `000
Al Taweelah Shared Facilities Company                           225         282
Taweelah A2 Operating Company                                 1,923       2,142
CMS Resource Development Company                              1,329           -
                                                              -----       -----
                                                              3,477       2,424
                                                              =====       =====

12       ACCRUALS AND OTHER LIABILITIES

                                                                        UNAUDITED
                                                              2003         2002
                                                            AED `000     AED `000
Accrual for spare parts                                       34,659      37,217
Accrued interest expense                                      42,439      35,952
Negative fair value of derivatives (note 18)                 257,796     305,166
Other payables                                                11,796      10,011
                                                             -------     -------
                                                             346,690     388,346
                                                             =======     =======

13       LONG TERM DEBT

      During 1999 the Company obtained a loan facility from a syndicate of banks led by Barclays Capital Bank amounting to US $596,000,000 (AED 2,188,810,000) out of which US $556,000,000 (AED 2,041,910,000) was fully drawn by 31 December 2001 to finance the construction of the Plant. The loan carries interest at a variable rate of LIBOR plus a premium of between 0.8% and 1.5% per annum for the remainder period of the term loan. The loan also carried a commitment fee of 0.35% per annum of the undrawn amount.

      During the year ended 31 December 2003, the fourth and fifth instalments amounting to AED 81.7 million (2002: AED 71.5 million) were paid, with the remaining balance repayable in half yearly instalments until December 2013 in accordance with an agreed upon instalment schedule. The term loan is secured by a number of security documents including a commercial mortgage over all tangible and intangible assets of the Company, a pledge of the shares in the Company by both shareholders and a pledge of the equity interest in TSFC. The term loan is also subject to various covenants as stipulated in the loan facility agreement.

      Under the terms of its loan facility agreement, the Company is required to enter into interest rate swap agreements to hedge its interest cost exposure against fluctuations in interest rates (note 18).

      On 15 March 2004, the Company obtained a US $391 million (AED 1,436 million) conventional loan facility and US $150 million (AED 551 million) Islamic loan facility (the "new facilities") from a syndicate of international and UAE based banks to refinance the term loan and repay up to US $35 million (AED 129 million) of the loans from shareholders (note 14). As the existing term loan is to be refinanced by the new facilities, the amounts due in less than one year have been calculated in accordance with the repayment schedules of the new facilities. Under the new facilities 2.951% (US $15,965 thousand (AED 58,631 thousand)) is repayable in 2004 and this amount has been disclosed as being due in less than one year (current liability), with the remaining balance repayable in half yearly instalments until December 2020.

      Amounts repayable over the next five years are as follows:

                                 US $'000
2004                              15,965
2005                              22,285
2006                              21,191
2007                              21,250
2008                              21,835

14       LOAN FROM SHAREHOLDERS

                                                                        UNAUDITED
                                                              2003         2002
                                                            AED `000     AED `000
Emirates Power Company PJSC                                  156,000     163,200
CMS Generation Taweelah Limited                              104,000     108,800
                                                             -------     -------
                                                             260,000     272,000
                                                             =======     =======
Non-current liabilities                                      131,000     272,000
Current liabilities                                          129,000           -
                                                             -------     -------
                                                             260,000     272,000
                                                             =======     =======

      The above loans are free of interest and are unsecured. Though the terms of repayment have not been specified for these loans, they are subject to terms of repayment as resolved by the Board of Directors.

      The Board of Directors anticipates that the Company will make a shareholder loan repayment of approximately AED 129 million in 2004. Accordingly, this amount has been included under current liabilities.

15       SHARE CAPITAL AND STOCKHOLDERS' EQUITY

                                                       AUTHORISED, ISSUED AND FULLY PAID
                                                                               UNAUDITED
                                                         2003                     2002
                                                       AED `000                 AED `000
Ordinary Shares of AED 10 each                          413,240                 413,240
                                                        =======                 =======

      The Company maintain its statutory accounting records in accordance with International Financial Reporting Standards (IFRS). U.A.E. Commercial Companies Law of 1984 (as amended) and the Company's Articles of Association require 10% of the net profit for the year, based on net income derived from the statutory financial statements prepared in accordance with IFRS, to be transferred to a statutory reserve. The reserve is not available for distribution. Included in (accumulated losses) retained earnings is an amount of AED 27,029,000 (2002: AED 16,603,000) in respect of the required statutory reserve, which is not available for distribution.

      The Board of Directors recommendation for the distribution of dividends and the ratification and approval of the Shareholders of the dividends were based on the statutory financial statements. Included in the dividends paid during the year ended 31 December 2003, are interim dividends of AED 0.56 (2002:
AED 1.07) per share of AED 23,000,000 (2002: AED 44,400,000) which were declared and approved by the Board of Directors and paid during the year.

      The shareholders have subsequently ratified and approved the interim dividends paid at the Annual General Meeting.

16       RELATED PARTY TRANSACTIONS

      These represent transactions with related parties, ie. other subsidiaries of Abu Dhabi Power Corporation and Abu Dhabi Water and Electricity Authority and other subsidiaries of CMS Energy Corporation, shareholders and senior management of the Company, and companies of which they are principal owners. Pricing policies and terms of these transactions are approved by the Company's senior management.

      Significant transactions with related parties included in the income statement are as follows:

                                                                                        UNAUDITED      UNAUDITED
                                                                            2003           2002           2001
                                                                          AED `000       AED `000       AED `000
Revenue from available capacity and supply of water and
   electricity to Abu Dhabi Water & Electricity Company                    363,564        370,686        196,091
Al Taweelah Shared Facilities Company LLC (TSFC) service charge              1,586          2,067          2,767
Other charges from TSFC                                                      1,668          1,670          1,799

Charges by Taweelah A2 Operating Company analysed as follows:
 Management fee                                                              4,261          4,319          1,755
 Manpower support services                                                  10,852          9,673          8,991
 Reimbursement of other third party costs paid on behalf of the Company        614          1,429            722

Charges by CMS Generation analysed as follows:
 Manpower support service                                                    1,979          3,193          2,677

      Amounts due from and to related parties are disclosed in notes 5, 6, 11 and 14 to the financial statements.

17       FAIR VALUE OF FINANCIAL INSTRUMENTS

      With the exception of the loan from shareholders the fair value of the Company's financial instruments approximates their carrying amounts.

      It is not practicable to determine the fair value of the loan from shareholders with sufficient accuracy. Information on the principal characteristics of the loan is presented in note 14 to the financial statements.

18       DERIVATIVES

      In order to reduce its exposure to interest rates fluctuations on the term loan, the Company has entered into an interest rate arrangement with a counter-party bank for a notional amount that matches the outstanding term loan. The notional amount outstanding at 31 December 2003 was AED 1,828 million (2002:
AED 1,910 million). In addition, the Company uses forward foreign exchange contracts to hedge its risk associated with foreign currency fluctuations relating to scheduled maintenance cost payments to an overseas supplier. The outstanding forward foreign exchange commitment at the year end amounted to approximately AED 42 million (2002: AED 62 million).

      The derivative instruments had a negative fair value of AED 258 million (2002: negative fair value of AED 305 million) which is included within other current liabilities (note 12) and a positive fair value of AED 15 million (2002: positive fair value of AED 7 million) which is included within other current assets (note 4). As a result of the debt refinancing arrangements concluded by the Company in March 2004 as explained in note 13, the existing derivatives have extinguished and new interest rate swap contracts have been entered into as part of the debt refinancing arrangements. Consequently, the Company expects to reclassify the remaining transition amount recorded in accumulated other comprehensive income into earnings in the year 2004.

19       RISK MANAGEMENT

INTEREST RATE RISK

      The Company is exposed to interest rate risk on its interest bearing liabilities (term loan). Whilst current interest are low, management has sought to limit the exposure of the Company to any adverse future movements in interest rates by entering into interest rate arrangements (derivative instruments see note 19). Management is therefore of the opinion that the Company's exposure to interest rate risk is limited.

CONCENTRATION OF CREDIT RISK

      The Company sells its products to one related party. It seeks to limits its credit risk with respect to this customer by monitoring outstanding receivables.

LIQUIDITY RISK

      The Company limits its liquidity by monitoring its current financial position in conjunction with its cash flow forecasts on a regular basis to ensure funds are available to meet its commitments for liabilities as they fall due. The Company's terms of sale require amounts to be paid within 30 days of the date of sale. Trade payables are normally settled within 30 days of the date of purchase.

CURRENCY RISK

      The Company uses forward currency contracts to eliminate currency exposures on its fixed Euro plant maintenance payments. The majority of other transactions are in UAE Dirhams, which are pegged to the US Dollar. Management is therefore of the opinion that the Company's exposure to currency risk is limited.

20       ADMINISTRATIVE AND OTHER OPERATING EXPENSES

                                                                                        UNAUDITED      UNAUDITED
                                                                            2003           2002           2001
                                                                          AED `000       AED `000       AED `000
Management fees                                                            4,261          4,319          1,755
Other                                                                      3,826          3,606          3,066
                                                                           -----          -----          -----
                                                                           8,087          7,925          4,821
                                                                           =====          =====          =====

21       INCOME TAX

      The Company is not subject to income or other similar taxes in the United Arab Emirates and, accordingly, no income tax has been reflected in these financial statements.

      NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY CMS ENERGY, THE INITIAL PURCHASERS OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE NEW NOTES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                TABLE OF CONTENTS

                                                                   PAGE
Important Notice about Information in this Prospectus......          1
Where You Can Find More Information........................          1
Forward-Looking Statements and Information.................          2
Summary....................................................          4
Risk Factors...............................................         14
Use of Proceeds............................................         24
Ratio of Earnings to Fixed Charges.........................         24
Description of the New Notes...............................         24
Ratings....................................................         43
The Exchange Offer.........................................         43
Management's Discussion and Analysis of
Financial Condition and Results of Operations
for the Six Months Ended  June 30, 2004....................         52
Management's Discussion and Analysis of
    Financial Condition and Results of Operations
    for the Fiscal Year Ended December 31, 2003............         87
Our Business...............................................        120
Legal Proceedings..........................................        131
Our Management.............................................        134
Affiliate Relationships and Transactions...................        141
Certain United States Federal Income Tax Consequences .....        141
Plan of Distribution.......................................        144
Legal Opinions.............................................        144
Experts....................................................        144
Glossary...................................................        146
Index to Consolidated Financial Statements.................        F-1

                                OFFER TO EXCHANGE

                           7.75% SENIOR NOTES DUE 2010

                           WHICH HAVE BEEN REGISTERED
                        UNDER THE SECURITIES ACT OF 1933,
                                   AS AMENDED

                             FOR ANY AND ALL OF THE
                                   OUTSTANDING

                           7.75% SENIOR NOTES DUE 2010

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